Corficolombiana

Nit 890.300.653-6

RECEIVED FILE No. 823437

2010 OCT -5 P 3:13



10016406

Bogotá, D.C., September 20, 2010

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

SUPPL

Ref.: Submission of Documents pursuant to Corporación Financiera ~~Colombiana S.A.'s~~ Del Valle S.A. (the Company) Ongoing Reporting Requirements Under Rule 12g3-2 (b)

Dear Ms. Tierney:

Please find enclosed the document listed below, with their Spanish and English version, approved by the' Shareholders' General Assembly on August 30, 2010, that we are submitting pursuant to our ongoing reporting requirements under Rule 12g3-2 (b),

1. Individual and consolidated financial statements as of June 30, 2010, with their notes.

2. Management report.

3. Profit distribution project of the period ending June 30, 2010.

Concurrently, we reported that in compliance with Law 1328 of 2009, also referred to as the "financial reform law", Corficolombiana S.A's Shareholders General Assembly, appointed Defensoría del Cliente Laguado Giraldo Ltda. limited company - as the financial ombudsman in charge of consumer protection for period comprised from 2010 to 2012.

Very Truly yours,



ALFONSO RODRIGUEZ AZUERO
Vicepresident

Corficolombiana
Nit 890.300.653-6

RECEIVED
2010 OCT -5 P 3:12

FILE No. 823437

JUNTA DIRECTIVA

Directores Principales	Directores Suplentes
Luis Carlos Sarmiento Gutiérrez	José Fernando Isaza Delgado
Carlos Arcesio Paz Bautista	Jorge Iván Villegas Montoya
Alejandro Figueroa Jaramillo	Juan María Robledo Uribe
Efraín Otero Alvarez	Gerardo Silva Castro
José Hernán Rincón Gómez	Alvaro de Jesús Velásquez Cock
Guillermo Fernández De Soto	Santiago Madriñán De La Torre
José Leibovich Goldenberg	Rodrigo Llorente Martínez

Revisoría Fiscal

William Alexander Galvis Guzmán

Deloitte & Touche Ltda.

PRINCIPALES EJECUTIVOS DE LA CORPORACION

AL 30 DE JUNIO DE 2010

Presidente

José Elías Melo Acosta

Vicepresidente Ejecutivo

Alfonso Rodríguez Azuero

Vicepresidente Banca Comercial

Daniel Humberto Gómez Martínez

Vicepresidente Tesorería

Oscar Javier Cantor Holguín

FILE No. 823437

Vicepresidente de Inversiones

Gustavo Ramírez Galindo

Vicepresidente Banca de Inversión

Alejandro Sánchez Vaca

Gerente Jurídico

Marcela Acuña Ramírez

Contralor

Luis Jairo Salinas Clavijo

Secretario General

María Esperanza Mojica Rodríguez

INFORME DE GESTIÓN FILE No. 823437

Presentamos a consideración de los señores accionistas el informe de gestión de la Corporación Financiera Colombiana S.A., correspondiente al primer semestre del año 2010. El informe contiene una reseña de los principales eventos económicos que rodearon la actividad de la entidad, así como el análisis de los resultados obtenidos.

La Corporación Financiera Colombiana S.A., que puede utilizar las siglas Corficolombiana S.A. o Corficol S.A., es un establecimiento de crédito, constituido como sociedad comercial anónima de carácter privado mediante escritura pública No.5710 del 27 de noviembre de 1961 de la Notaría Primera de Cali (Valle), con domicilio principal en Bogotá, D.C., y sometido a la vigilancia y control de la Superintendencia Financiera de Colombia.

La Corporación puede desarrollar los actos y contratos autorizados a las corporaciones financieras en el Estatuto Orgánico del Sistema Financiero o en aquellas otras disposiciones especiales o normas que lo sustituyan, modifiquen o adicionen.

ACTIVIDAD ECONÓMICA

Durante el primer semestre de 2010 la economía continuó el proceso de recuperación que había comenzado a mediados de 2009; sin embargo, el ritmo de reactivación fue mayor al que inicialmente sugerían las cifras a finales de 2009 y comienzos de 2010. Durante el primer trimestre de 2010 (1T10), el PIB creció 4.4% con respecto al mismo trimestre del año anterior, superando ampliamente las expectativas del mercado que esperaba un crecimiento de 3.7%. Este dato equivale a un crecimiento de 1.3% frente a 4T09. Dado el buen resultado de la economía, en una coyuntura internacional aún inestable, y en línea con los mejores resultados de los indicadores líderes de actividad económica durante 2T10, Corficolombiana elevó sus proyecciones de crecimiento del PIB a 4.3% en 2010 y a 5.0% en 2011.

Por el lado de la oferta, los sectores más dinámicos siguieron siendo los de la construcción (+15.9% a/a) y el minero (+13.2% a/a) (Gráfico 1). Similar a la tendencia de los pasados tres trimestres, la construcción continuó jalonada por el subsector de obras civiles con un crecimiento de 37.9% a/a. Lo anterior se debió a la ejecución de grandes proyectos de infraestructura, como parte de la política contracíclica del Gobierno durante la crisis. Por su parte, el subsector de edificaciones siguió en terreno negativo (-2.3% a/a), pero evidencia una amplia mejora con respecto a la contracción de 12.4% registrada en 2009. Corficolombiana estima que la tasa de crecimiento del subsector de obras civiles se irá moderando en lo que resta del año, ante la elevada base estadística de 2009, y será compensada por un repunte importante en el subsector de edificaciones que se ha hecho evidente en meses recientes (por ejemplo, las licencias de construcción crecieron 24% a/a en abril de 2010). De esta forma, el sector de la construcción seguirá impulsando el crecimiento del PIB en 2010, pero de forma más moderada.

De otro lado, el sector minero siguió siendo otro de los principales jalonadores de la economía durante 1T10, impulsado por un elevado crecimiento en la actividad petrolera. Corficolombiana considera que este sector seguirá siendo uno de los principales motores de la economía en lo que resta de 2010 y en los próximos años, dados los grandes flujos de inversión extranjera que continúan entrando al país para proyectos de inversión minero-energética, el aumento observado y esperado en la producción petrolera, y los altos niveles en los precios de los *commodities*.

Gráfico1. Variación del PIB por el lado de la oferta



2009-IV
2010-I
PIB
Servicios sociales
Financiero
Transporte
Comercio
Construcción
Electricidad , gas y agua
Industria
Minas y canteras
Agropecuario
3.4%
4.4%
1.6%
4.1%
2.1%
1.5%
0.7%
2.6%
-1.1%
3.6%
25.2%
15.9%
4.6%
6.5%
-0.5%
3.9%
11.9%
13.2%
-1.3%
2.3%
-5%
0%
5%
10%
15%
20%
25%
30%
Variación anual

Fuente: DANE

Los demás sectores, excepto el agropecuario, también presentaron variaciones positivas evidenciando una recuperación más balanceada de la economía. Gran parte de la contracción del sector agropecuario (-1.3% a/a) estuvo asociada a las caídas de 25.1% a/a en la producción de café (por el proceso de renovación de cultivos) y de 14.6% a/a en la de ganado bovino (por la fuerte reducción de las exportaciones a Venezuela). El sector agrícola sin café creció 4.3% a/a en 1T10.

Los sectores intensivos en mano de obra registraron recuperaciones importantes: la industria creció 3.9% a/a, luego de ocho trimestres de contracción; el comercio creció 3.6% a/a, luego de cuatro trimestres de reducciones; y el transporte creció 2.6% a/a, luego de estar estancado durante todo 2009. Este comportamiento es consistente con las recientes señales de estabilidad en la tasa de desempleo (el aumento en el desempleo prácticamente se detuvo a mitad del primer semestre), la cual podría comenzar a disminuir hacia fines de 2010 a medida que la recuperación siga ganando impulso.

Desde el punto de vista de la demanda, los datos también muestran una recuperación más sólida y balanceada. El crecimiento del consumo total (+4.0% a/a) sigue siendo atribuido principalmente al gasto público (+6.1% a/a). No obstante, el crecimiento del consumo privado mostró una mejora importante al pasar de +1.5% a/a en 4T09 a +3.5% a/a en 1T10. En particular, el consumo de bienes durables registró un marcado cambio de tendencia al crecer 14.5% a/a, luego de ocho trimestres de variaciones negativas y de ser el único que aún registraba contracciones hasta 4T09. Este resultado estuvo en línea con el mayor ritmo de recuperación del crédito de consumo del sistema financiero durante 1T10. Esta tendencia alcista ha continuado durante 2T10, lo que sugiere que el positivo ritmo de crecimiento en el consumo de bienes durables se ha mantenido durante ese periodo. El Índice de Confianza al Consumidor (ICC) de Fedesarrollo siguió aumentando en 2T10 y se ubicó en 27.2 en junio, el nivel más alto en 2 años, lo que sugiere que el consumo privado siguió ganando dinamismo en la segunda mitad del primer semestre.

En cuanto a la inversión, las obras civiles (+37.5% a/a y con un alto componente de inversión del sector público) continúan siendo su principal motor de crecimiento (Gráfico 2). En contraste, la inversión sin obras civiles, que corresponde principalmente al sector privado, se contrajo 1.5% a/a, aunque menor a la caída de 13.5% a/a en 4T09. Corficolombiana considera que estos datos reflejan el amplio nivel de capacidad instalada ociosa que hay actualmente en la economía (brecha del producto negativa), según lo confirma la encuesta de utilización de capacidad instalada de Fedesarrollo (Gráfico 3), y en parte explican la débil recuperación del crédito comercial del sistema financiero y la baja dinámica de colocación de bonos corporativos (distintos del sector financiero) en el primer semestre de 2010. Corficolombiana considera que la dinámica negativa que aún evidencia la formación bruta de capital fijo del sector privado, en términos anuales, justifica la permanencia de estímulo monetario por un tiempo prolongado sin el riesgo de que éste genere presiones inflacionarias de demanda en el corto plazo. Sin embargo, la inversión sin obras civiles registra un crecimiento trimestral positivo lo que sugiere contribuciones positivas al PIB anual en lo que queda del año.

Gráfico 2. Inversión en obras civiles y resto - Var. anual



50%
40%
30%
20%
10%
0%
-10%
-20%
Obras Civiles
Resto Inversión
38%
-2%
Mar-06
Sep-06
Mar-07
Sep-07
Mar-08
Sep-08
Mar-09
Sep-09
Mar-10

Fuente: DANE, Cálculos Corficolombiana

Gráfico 3. Utilización de la capacidad instalada-trimestral


Utilización de Capacidad Instalada
PM 12
80%
78%
76%
74%
72%
70%
68%
66%
64%
62%
60%
may-82
may-84
may-86
may-88
may-90
may-92
may-94
may-96
may-98
may-00
may-02
may-04
may-06
may-08
may-10

Fuente: Fedesarrollo

Finalmente, el sector externo presentó un leve crecimiento de las importaciones (+2.2% a/a), mientras que las ventas al exterior continuaron deprimidas (-6.3% a/a). De esta forma, las exportaciones netas contribuyeron negativamente al crecimiento del PIB en 1T10. Para el segundo semestre de 2010, Corficolombiana considera que los efectos negativos de las exportaciones a Venezuela y de la revaluación anual de la tasa de cambio se irán disipando lo cual contribuirá a que las exportaciones finalmente alcancen crecimientos anuales con signo positivo.

Inflación

Las presiones inflacionarias que se venían presentando en años anteriores cedieron considerablemente, resultando en la disminución de la inflación observada y en un cambio en las expectativas de los agentes. Luego de la fuerte caída registrada en 2009, la inflación total durante el primer semestre del año se mantuvo cercana a los bajos niveles alcanzados a finales de 2009 (2.0%). El buen comportamiento de la inflación y la consecuente caída en las expectativas de inflación de corto y largo plazo, le dieron espacio adicional al Banco de la República para reducir su tasa de interés de intervención en 50 pbs a un mínimo histórico de 3.00% en su reunión de abril de 2010, luego de haberla mantenido estable en 3.50% desde noviembre de 2009.

FILE No. 823437

Gráfico 4. Inflación total y sin alimentos ni regulados


7.5%
6.5%
5.5%
4.5%
3.5%
2.5%
1.5%
Total
Sin Alimentos ni regulados
2.3%
2.1%
Feb-08
Abr-08
Jun-08
Ago-08
Oct-08
Dic-08
Feb-09
Abr-09
Jun-09
Ago-09
Oct-09
Dic-09
Feb-10
Abr-10
Jun-10

Fuente: DANE

El comportamiento de los precios en Colombia se asemeja a lo observado en la mayoría de los países del mundo. En 2008, el significativo aumento en la inflación total fue principalmente producto de un fuerte incremento en el precio de las materias primas (*commodities*) a nivel global, especialmente el de los alimentos y el del petróleo. Este fenómeno demostró haber sido de carácter temporal en la medida que la economía global se desaceleró y la burbuja de los *commodities* llegó a su fin. En 2009, la dinámica de precios estuvo en la situación opuesta a la del año inmediatamente anterior. Durante el primer semestre de 2010 la inflación total anual se ha mantenido alrededor de la parte baja del rango de inflación objetivo para 2010 (2%-4%), llegando a un mínimo histórico de 1.8% en marzo. Aunque en 2T10 la inflación anual comenzó a repuntar moderadamente y se ubicó en 2.3% en junio, la inflación anual sin alimentos ni regulados (una de las mejores medidas de inflación núcleo) siguió cayendo durante todo el primer semestre al pasar de 3.2% en diciembre de 2009 a 2.1% en junio de 2010 (Gráfico 4). Estos datos evidencian la continua ausencia de presiones inflacionarias por el lado de la demanda en la economía colombiana durante el primer semestre de 2010.

Aunque en los primeros meses del año los precios de los alimentos ejercieron las mayores presiones al alza sobre la inflación, su incremento fue moderado pues los efectos del Fenómeno del Niño fueron menos intensos de lo que se había anticipado a comienzos de 2010. La variación anual de los precios de los alimentos en junio de 2010 se ubicó en 1.5% comparado con -0.3% en diciembre de 2009. Los precios de los bienes y servicios regulados también generaron algunas presiones al alza sobre la inflación total debido principalmente al aumento en el precio internacional del petróleo durante el primer semestre de 2010 con respecto al mismo periodo de 2009: el precio promedio del barril WTI pasó de US$43.3 en el primer semestre de 2009 a US$78.8 en el primer semestre de 2010. La variación anual de los precios de los regulados en junio se ubicó en 5.1% comparado con 2.6% en diciembre de 2009.

En contraste, la revaluación del peso durante el último año ha generado una caída importante en la inflación anual de los bienes transables a -0.5% en junio de 2010 comparado con 1.4% en diciembre de 2009, mientras que el menor nivel de la demanda interna provocó una desaceleración en la inflación de bienes no transables a 3.8% en junio de 2010 comparado con 4.4% en diciembre de 2009 (Gráfico 5).

En sus más recientes comunicaciones, el Banco de la República ha señalado que la inflación se ha ubicado por debajo de lo estimado por su equipo técnico sin evidenciar señales de presiones importantes al alza, que sus proyecciones internas muestran una muy alta probabilidad de que la inflación se ubique dentro del rango meta de inflación (2%-4%) en 2010 y 2011, y que sus estimaciones muestran que la brecha del producto se mantendrá negativa durante prácticamente todo 2010, generando mayor tranquilidad en torno al comportamiento de futuras presiones inflacionarias derivadas de la demanda.

Gráfico 5. Inflación por tipo de gasto


Regulados
Transables
No transables
Alimentos
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
-2.0%
5.1%
3.8%
1.5%
-0.5%
Ene-08
Feb-08
Mar-08
Abr-08
May-08
Jun-08
Jul-08
Ago-08
Sep-08
Oct-08
Nov-08
Dic-08
Ene-09
Feb-09
Mar-09
Abr-09
May-09
Jun-09
Jul-09
Ago-09
Sep-09
Oct-09
Nov-09
Dic-09
Ene-10
Feb-10
Mar-10
Abr-10
May-10
Jun-10

Fuente: Banco de la República

Bajo estos escenarios de inflación históricamente baja, de reducidas expectativas de inflación , de ausencia de presiones inflacionarias por el lado de la demanda, y de una reactivación económica en medio de bajos niveles de utilización de capacidad instalada, Corficolombiana estima que el Banco de la República mantendrá su tasa de intervención estable en 3.0% durante todo 2010. Para el segundo semestre, Corficolombiana considera que el mayor ritmo de actividad económica contribuirá a normalizar la dinámica de precios de la economía a niveles consistentes con las metas del Banco de la República. Corficolombiana estima que la inflación se ubicará en 3.2% a finales de 2010.

Balanza de pagos

En 1T10, la cuenta corriente registró un déficit de US$1,396 millones (2.0% del PIB trimestral de 2010), lo que representa una caída de US$243 millones frente al trimestre anterior (Gráfico 6). Este déficit se explica principalmente por una mejora en la balanza de bienes y servicios no factoriales, una reducción en el déficit de la renta de los factores, y un

deterioro en las remesas de los trabajadores. La renta de los factores mostró un leve deterioro en su balance, registrando un déficit de US$2,857 millones. La remisión de utilidades, principal rubro de la cuenta, disminuyó 7.8% con respecto a 4T09, efecto de la disminución de los ingresos de las empresas. No obstante, la remisión de utilidades continúa teniendo una participación importante y superando a la inversión extranjera directa (IED). Por su parte, las transferencias corrientes disminuyeron 11.6% en 1T10, principalmente por la evolución negativa de las remesas de los trabajadores. El deterioro de las economías de Estados Unidos y España marcó la reducción de las transferencias de colombianos en el exterior pues el 76% de éstas se originan en esos dos países.

Gráfico 6. Cuenta Corriente y Cuenta de Capital y Financiera


6.000
5.000
4.000
3.000
2.000
1.000
0
-1.000
-2.000
-3.000
-4.000
Millones USD
1.499
-1.396
Cuenta Corriente
Cuenta de capital y financiera
Mar-07
Sep-07
Mar-08
Sep-08
Mar-09
Sep-09
Mar-10

Fuente: Banco de la República

La cuenta de capital y financiera tuvo un superávit de US$1,499 millones en 1T10, 70.6% mayor que el registrado en 1T09 (Gráfico 6). Los flujos financieros de largo plazo presentaron un superávit, con una entrada de inversión extranjera (directa y de portafolio) en niveles de US$1,486 millones, principal rubro que ha financiado el déficit de la cuenta corriente en los últimos años. Sin embargo, desde diciembre esta cuenta viene presentando una tendencia a la baja influenciada por la caída de la inversión en portafolio (-US$551 millones en 1T10). Esta caída se vio compensada por el aumento de la IED (que creció US$1,123 millones frente a 4T09), la cual se benefició por el regreso del apetito por riesgo inversionista. Los flujos financieros de corto plazo presentaron un superávit de US$239 millones, cifra positiva que no se veía desde 3T08 (Gráfico 7).


Gráfico 7. Inversión extranjera en Colombia
Inversión total
IED
Portafolio
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
-500
-1,000
2,037
1,486
-551
Mar-06
Jun-06
Sep-06
Dic-06
Mar-07
Jun-07
Sep-07
Dic-07
Mar-08
Jun-08
Sep-08
Dic-08
Mar-09
Jun-09
Sep-09
Dic-09
Mar-10

Fuente: Banco de la República

Sistema Financiero

Tras el proceso de desaceleración económica experimentado desde 2008, la cartera de créditos del Sistema Financiero ha presentado una recuperación leve en lo corrido del año. Las bajas tasas de interés y la reactivación de la actividad económica han empezado a estimular la demanda por crédito, han reducido la percepción de riesgo por parte de los oferentes de crédito, y han generado una mejora en la calidad de la cartera del sistema financiero; la reactivación en la actividad de los principales sectores económicos se constituyó en un precedente para la generación de mayor demanda interna. En este sentido, la percepción de una caída en el ingreso permanente de los hogares se ha reducido, lo cual ha convergido en una disminución en la propensión marginal a ahorrar y a un aumento de la demanda de crédito de consumo.

A mayo, la cartera bruta de créditos del sistema financiero creció a una tasa anual de 3.8% al ubicarse en 144 billones de pesos[1] (Gráfico 8). Este comportamiento, unido a la desaceleración en el crecimiento de las provisiones (las provisiones crecieron en promedio 35.2% anual durante 2008 y se desaceleraron durante todo 2009 y 2010 hasta llegar a 9.4% anual a mayo), se ha reflejado en un aumento del ritmo de crecimiento de las utilidades del sistema. Adicionalmente, gracias al fortalecimiento patrimonial del sistema financiero durante los últimos años, los niveles de solvencia permanecen significativamente por encima del nivel mínimo requerido de 9%, permitiendo al sistema continuar provisionando la cartera. Las últimas cifras disponibles muestran que el nivel de solvencia promedio ascendía en mayo a 15.2%.

Al observar el comportamiento de la cartera por tipo (Gráfico 9), se puede observar un estancamiento en la cartera comercial (57.9% del total), una importante aceleración en las carteras de consumo (28.0% del total) e hipotecaria (11.4% del total), y una desaceleración en la de microcrédito (2.7% del total).

[1] Incluyendo titularizaciones hipotecarias, cuyo saldo en noviembre ascendía a 4.8 billones de pesos.

La cartera comercial creció 0% anual en mayo (comparado con 0.1% anual en diciembre de 2009), debido en parte a la contracción anual de la formación bruta de capital fijo excluyendo obras civiles durante el primer semestre del año y a la baja utilización de capacidad instalada en la economía. Adicionalmente, una porción del crédito comercial ha sido sustituido por emisiones de deuda corporativa no financiera que ascendieron a 2.2 billones de pesos hasta mayo de 2010. Sin embargo, este monto es inferior a los 2.9 billones de pesos de emisiones en el mismo periodo de 2009.

La cartera de consumo creció 7.5% anual en mayo (comparado con 1.7% en diciembre de 2009) debido a la importante recuperación del consumo de los hogares (particularmente el consumo de bienes durables que se había contraído hasta finales de 2009) y de la confianza de los consumidores.

La cartera hipotecaria creció 13.7% anual en mayo (comparado con 11.2% en diciembre de 2009) en respuesta a los subsidios decretados por el Gobierno en 2009 para reactivar la construcción de vivienda y que generaron una recuperación significativa en esta cartera desde 3T09.

Gráfico 8. Evolución de la cartera del sistema financiero


25%
20%
15%
10%
5%
0%
Crecimiento anual
ene-08
mar-08
may-08
jul-08
sep-08
nov-08
ene-09
mar-09
may-09
jul-09
sep-09
nov-09
ene-10
mar-10
may-10

Fuente: Superfinanciera, cálculos CFC

Tabla 1
Comportamiento de la cartera del Sistema Financiero – billones de pesos

Tipo	May-09		May-10	
	Monto	Cto anual	Monto	Cto anual
Cartera Total*	139.3	14.5%	144.5	3.76%
Cartera Vencida	7.0	30.2%	6.5	-7.49%
Provisiones	7.6	29.1%	8.3	9.35%
Castigos	6.9	44.0%	8.6	23.82%

Fuente: Superfinanciera
*Incluye titularizaciones hipotecarias

Gráfico 9. Evolución de la cartera por tipos



Crecimiento anual
80%
70%
60%
50%
40%
30%
20%
10%
0%
-10%
-20%
oct-03
feb-04
jun-04
oct-04
feb-05
jun-05
oct-05
feb-06
jun-06
oct-06
feb-07
jun-07
oct-07
feb-08
jun-08
oct-08
feb-09
jun-09
oct-09
feb-10
Comercial
Consumo
Microcrédito
Vivienda

Fuente: Superfinanciera, cálculos CFC

El lento ritmo de crecimiento de la cartera de crédito y la reducción de las tasas de interés han generado un menor ritmo de crecimiento de los ingresos del sistema financiero. En mayo los ingresos ascendieron a 20.2 billones de pesos, equivalente a una contracción de 15.3% anual, significativamente inferior al crecimiento de 24.4% registrado en el mismo período de 2009 y a la tasa promedio de crecimiento de 1.6% durante el último año.

El crecimiento del saldo de depósitos continúa desacelerándose de manera importante. En mayo, éstos crecieron a una tasa anual de 5.1% frente a 16.7% en 2009 y a un promedio de 9.3% a lo largo del último año. Este comportamiento ha estado asociado principalmente a las captaciones de CDTs, cuyo crecimiento descendió a -12.5% anual (tras crecer 29.9% en 2009) y cuya participación sobre los depósitos totales del sistema había sido 37% en promedio en los últimos 12 meses. La reducción en las tasas de interés a lo largo de este período se reflejó en una disminución del apetito de los agentes para realizar depósitos a plazos en el sistema.

La reducción en las tasas de interés de captación y la desaceleración de los depósitos se reflejó en una caída en el gasto por intereses. Esta disminución, unida a la desaceleración de las provisiones, ha contribuido a una recuperación del Margen Financiero Neto (MFN)[2], pese al comportamiento negativo de los ingresos del sistema evidenciado en lo corrido del año. En mayo, el MFN del sistema financiero se ubicó en 4.2 billones de pesos, tras crecer 24.2% frente al mismo período de 2009. En línea con lo anterior, el MFN como proporción de los ingresos fue de 21%, por encima del nivel alcanzado en promedio durante el último año (17.2%), evidenciando que el sistema permanece sólido.

Corficolombiana considera que esta tendencia podría continuar en lo que resta de 2010 debido a una mejor dinámica de las carteras de crédito. La recuperación de la actividad económica y su consecuente influencia positiva sobre el mercado laboral permitirá una mayor recuperación de la cartera de consumo. Igualmente, el mayor dinamismo de la actividad económica en 2010 favorecerá la evolución de las carteras comercial e hipotecaria en lo que queda del año. En primer lugar, la recuperación de la actividad económica deberá verse reflejada en un incremento gradual en la inversión, que a su vez resultará en una mayor

[2] Calculado como la diferencia entre los ingresos (intereses y mora) y el gasto por intereses y provisiones (inversiones, cartera y leasing) anualizados.

demanda de las empresas por crédito comercial. En segundo lugar, Corficolombiana espera un repunte en el sector de edificaciones, según lo evidencian las cifras del primer semestre del año, que unido a las bajas tasas de interés a lo largo de 2010, deberá generar una mayor demanda por crédito hipotecario.

Por el lado de los pasivos, las bajas tasas de interés reales a lo largo de 2010 no sólo continuarán desincentivando un aumento en la demanda por CDTs, sino que se reflejarán en un menor gasto por intereses. Por otro lado, el apetito por depósitos líquidos ante la lenta recuperación de la economía continuará haciendo más atractivas las cuentas de ahorro (y en menor medida las corrientes).

Finalmente, las inversiones del sistema financiero en el segundo semestre de 2010 podrían constituirse en un riesgo a la baja para sus utilidades si tenemos en cuenta que gran parte de la rentabilidad generada en 2009 y en el primer semestre de 2010 fueron consecuencia del buen desempeño de las inversiones en renta fija. Ante la caída en la demanda por crédito de los agentes y el incremento en las primas de riesgo crediticio asociadas a la cartera en 2009, el sistema financiero aumentó su participación en inversiones de renta fija y se benefició de las importantes valorizaciones. Para el segundo semestre de 2010, Corficolombiana considera que el mayor ritmo de crecimiento de la cartera, la mayor oferta de TES y la gradual normalización de la inflación podrían generar una leve disminución en la participación de las inversiones en renta fija y en las utilidades percibidas por el sistema a través de ellas.

PRINCIPALES CIFRAS DE LA CORPORACIÓN

Balance General

A cierre del primer semestre del año 2010 la Corporación alcanzó un total de activos de $6.596.879 millones, cifra que representa un incremento de 11.52% frente a diciembre de 2009 y un crecimiento anual de 66% comparado con junio de 2009. El rubro más representativo es el de inversiones, $5.040.446 millones, que representa el 76% del activo total y que tuvo un crecimiento del 5% en el primer semestre del año. Dentro de las inversiones $2.686.640 millones corresponde a inversiones de renta variable, incluyendo valorizaciones, y $2.353.805 millones a inversiones de renta fija.

Al 30 de junio de 2010 el pasivo de la Corporación registró un saldo $3.990.356 millones, aumentando 17% frente a diciembre de 2009 y duplicando su valor frente al primer semestre de 2009, debido principalmente al incremento en el rubro de fondos interbancarios comprados y repos y operaciones simultáneas pasivas que fue de $1.714.409 millones. Por su parte los depósitos, incluyendo cdt´s y cuentas de ahorro, fueron mayores en $248.745 millones frente al cierre de 2009 y $350.885 frente al primer semestre del año anterior. El comportamiento de los pasivos con costo durante el año muestra un mayor crecimiento en los depósitos a largo plazo, y una disminución en la tasa captación de 63 puntos básicos.

El patrimonio de la Corporación al 30 de junio de 2010 fue de $2.606.522 millones, superior en un 4% frente al cierre de 2009 y 21.32% al valor registrado el 30 de junio de 2009, esta variación que se explica básicamente por incrementos en la cuenta de reservas. El nivel patrimonial de la Corporación la ubica en el cuarto lugar dentro del total del sistema financiero, después del patrimonio de los bancos Bancolombia, Banco de Bogotá y Davivienda.

Al cierre del primer semestre de 2010 la relación de solvencia es de 24.34%, consecuencia de un patrimonio técnico de $1.774.360 millones y activos ponderados por nivel de riesgo de $ 7.291.132 millones..Esta relación disminuye frente a períodos anteriores, debido a la nueva

clasificación que se hizo de las inversiones en títulos participativos dentro del libro Bancario y el libro de Tesorería de acuerdo con instrucciones impartidas por la Superintendencia Financiera.

Pérdidas y Ganancias

La Corporación obtuvo en el primer semestre del año 2010 una utilidad neta de $264.941 millones, que supera en un 92% a las utilidades generadas en el mismo período del año anterior y que la ubica en el tercer lugar del sistema financiero. El rubro más importante dentro del estado de resultados de la Corporación es el de valoración de títulos participativos, adicionalmente se destaca el ingreso por dividendos, y el excelente comportamiento del margen financiero. La mayoría de los ingresos que componen el resultado de la Corporación provienen de la operación de sus negocios, de inversiones y financiero, reflejando el fortalecimiento de sus activos productivos. Vale la pena resaltar que los ingresos por valoración al no ser ingresos fiscales no son susceptibles de distribuir como dividendos en efectivo.

FECHA	UTILIDAD NETA
Jun-07	105,263
Dic-07	100,399
Jun-08	97,312
Dic-08	127,466
Jun-09	138,266
Dic-09	520,096
Jun-10	264,941

Cifras en millones de Pesos

Al cierre de junio de 2010 el resultado operacional neto fue de $264.696 millones, originado por el ingreso de dividendos, la valoración de inversiones, valoración de derivados, trading y comisiones.

FECHA	RESULTADO OPERACIONAL NETO
Jun-07	76,397
Dic-07	54,429
Jun-08	61,826
Dic-08	118,459
Jun-09	131,959
Dic-09	520,268
Jun-10	264,696

Cifras en millones de Pesos

El negocio de inversiones en títulos participativos generó ingresos brutos por $261.026 millones en el primer semestre del año, $156.757 millones corresponden a valoración de inversiones (Promigas, Empresa de Energía de Bogotá, SIE y Tablemac), $93.121 millones son ingresos por dividendos y $10.175 millones corresponden a utilidad en venta de acciones. Dentro del rubro de valoración hay $22.877 millones que corresponden a dividendos de las empresas que están clasificadas como negociables cuyo ingreso contablemente se registra por la cuenta de valoración, la diferencia se origina por cambios en la bursatilidad de las acciones o variaciones en el precio.

El área de banca de inversión participó en el resultado operacional neto con ingresos por $2.705 millones.

Por su parte el negocio financiero, alcanzó un resultado de $44.717 millones de margen financiero, superior en un 19% al registrado en el mismo período del año anterior. El negocio de tesorería, que incluye valoración de portafolio, valoración de derivados, trading y mercado de divisas, generó ingresos brutos por $91.621 millones, prácticamente se mantienen frente al primer semestre del año anterior; por otro lado disminuyó el gasto financiero en un 17%, a pesar de incrementar el promedio de pasivos con costo en más del 100%, lo que refleja el esfuerzo realizado en disminuir la tasa promedio de interés.

El área de banca privada generó comisiones en el primer semestre del año por valor de $2.714 millones, superando en un 7% el resultado obtenido a junio de 2009.

En el primer semestre del año 2010 se registraron erogaciones por concepto de gastos de personal y generales por $23.177 millones, lo que representa una disminución de 6.84% frente al mismo periodo del año anterior y de 11% frente al segundo semestre del año 2009. Es importante mencionar que los gastos administrativos están cubiertos en más del 200% por ingresos diferentes a los dividendos y a la valoración de inversiones de renta variable.

NEGOCIO DE INVERSIONES

Inversiones de Capital

El principal negocio de CORFICOLOMBIANA es la administración de su portafolio de inversiones de capital. Por lo tanto, desde el año 2008 se ha diseñado una estrategia que permite adquirir y mantener posiciones accionarias de control y/o influencia significativa sobre las decisiones de las compañías. De igual forma, se busca a través de una presencia activa obtener crecimiento en los ingresos, aumentar eficiencias operacionales y optimizar la estructura de capital a través del tiempo.

Los fundamentos de la estrategia se pueden resumir en los siguientes puntos:

- (i) Generar un retorno de la inversión permanente y creciente
- (ii) Crear valor a través de la inversión en sectores considerados como estratégicos (Infraestructura, Energía y Gas, Hoteles, Financieros y Agro-negocios);
- (iii) Distribuir la totalidad del valor generado por las inversiones de capital a los accionistas de las corporación

Composición del Portafolio y sus Principales Inversiones

Bajo el modelo de negocio, Corficolombiana ha enfocado su portafolio en cinco sectores de la economía, centrándose en negocios un con perfil de bajo riesgo y flujos de caja crecientes y predecibles. Al 30 de junio de 2010, la composición del portafolio medida por su valor en libros mostraba que el 9% de las inversiones se encontraba en infraestructura, 54% electricidad, combustible y gas, 6% hoteles, 8% agroindustria y 16% en sector financiero. Las inversiones que se presentan a continuación, representan el 100% del portafolio de inversión (ver Gráfico 1).

Grafico 1. Composición Inversiones CFC por Valor en Libros


Participación en el Portafolio por Valor en Libros
Junio de 2010
Energy, Fuel Distribution & Gas 54%
Agroindustrial 8%
Financiero 16%
Hoteles 6%
Infraestructura 9%
Otros 7%

Fuente: Área de Inversiones CFC

Ingresos Generados por Inversiones de Capital

En el primer semestre del año 2010, gracias a la gestión continua de oportunas prácticas empresariales, las compañías del portafolio cerraron el semestre con muy buenos resultados, cumpliendo con el presupuesto establecido.

En la siguiente tabla, se presentan los ingresos generados por las inversiones de capital, desagregado en sus rubros principales. Las diferentes fuentes de ingresos para la Corporación son el reflejo de nuestra estrategia de inversión que busca mantener un balance entre dos tipos de compañías: (i) las que tienen alta capacidad de generación de caja (distribución de dividendos) y (ii) las que tienen alta capacidad de creación de valor (altas valoraciones en el tiempo).

Tabla 1. Ingresos de Corficolombiana por el Portafolio de Inversiones de Renta Variable

Rubro Cifras en millones de pesos	2007	2008	2009	Jun-10
Dividendos	136.786	206.318	196.499	93.121
Valoración	3.824	5.022	469.274	156.757
Utilidad en Venta de Acciones	10.458	23.373	16	10.175
Comisiones y Otros	4.392	1.779	998	973
Diferencia en cambio	10.591	-	-	0
Total Ingresos por tipo de rubro	**166.051**	**236.492**	**666.787**	**261.026**

Fuente: Área de Inversiones CFC

Ingreso por Dividendos

El ingreso por dividendos en el primer semestre de 2010 fue de $93 mil millones de pesos, que corresponde al 36% del total de ingresos. Como se ilustra en la siguiente tabla, cinco compañías del sector real y tres inversiones del sector financiero generaron el 82% del los dividendos recibidos durante el primer semestre.

Tabla 2. Ingreso por Dividendos (I Semestre 2010)

EMPRESA	DIVIDENDOS RECIBIDOS (millones de pesos)	PORCENTAJE DEL INGRESO TOTAL
PISA	24.080	25,86%
EPIANDES	17.578	18,88%
PROENERGIA INTERNACIONAL S.A.	9.791	10,51%
LEASING CORFICOLOMBIANA	6.760	7,26%
FIDUCIARIA CORFICOLOMBIANA	5.861	6,29%
HOTELES ESTELAR S.A	5.068	5,44%
GAS NATURAL	4.650	4,99%
BANCO DE OCCIDENTE	2.818	3,03%
OTRAS (20 INVERSIONES)	16.515	17,74%
TOTAL	**93.121**	**100,00%**

Fuente: Área de Inversiones CFC

Es importante resaltar que las empresas en las cuales la Corporación tiene participación mantienen su tendencia de crecimiento en sus resultados lo que les ha permitido arrojar mejores dividendos, como se muestra en la tabla 3, los dividendos decretados del primer semestre del año 2009 comparados con los dividendos decretados durante el primer semestre del año 2010 aumentaron en un 13%.

Tabla 3. Dividendos decretados I Semestre 2009 Vs I Semestre 2010

EMPRESA	DIVIDENDOS DECRETADOS I SEMESTRE 2009 (millones de pesos)	DIVIDENDOS DECRETADOS I SEMESTRE 2010 (millones de pesos)
PROMIGAS S.A.	29,527	28,035
PISA	17,039	24,080
EPIANDES	13,215	17,578
SIE		10,402
EMPRESA DE ENERGIA DE BOGOTA	11,783	11,107
PROENERGIA INTERNACIONAL S.A.		9,791
LEASING CORFICOLOMBIANA	4,835	5,532
GAS NATURAL	4,234	4,650
FIDUCIARIA CORFICOLOMBIANA	3,796	5,861
LEASING DE OCCIDENTE	12,060	
OTRAS INVERSIONES	23,530	18,339
TOTAL	**120,019**	**135,374**

Fuente: Área de Contabilidad CFC

Ingreso por Valoración

El ingreso por valoración corresponde al registro de ingresos por cambios en la bursatilidad de las acciones o variaciones en el precio. Al primer semestre del 2010 este ingreso ascendió a $ 157 mil millones de pesos, este representa el 60% de los ingresos percibidos en el período; y fue el resultado de cambios en el precio de las acciones negociables, entre ellas: Promigas, EEB, SIE y Tablemac.

Seis de las compañías del sector real que conforman el portafolio se encuentran inscritas en la Bolsa de Valores de Colombia, y representan el 37% del valor en libros del portafolio. Su clasificación de acuerdo al nivel de bursatilidad se presenta en la siguiente tabla.

Tabla 4. Clasificación según Bursatilidad (Junio de 2010)

Clasificación por bursatilidad	Acción	Precio apertura Ene 1/2010	Precio cierre Jun 30/2010	Valorización 1er Semestre de 2010
ALTA	**BVC**	29,50	35,80	21%
MEDIA	**EEB**	119.980	125.400	5%
	Mineros	5.600	6.000	7%
BAJA	**Promigas**	35.500	33.000	-7%
	Gas natural	100.000	95.000	-5%
	SIE	14.000	14.340	2%
	Banco de Occidente	27.780	30.600	10%

Fuente: Área de Inversiones CFC

Las empresas del portafolio que cotizan en bolsa tuvieron un buen desempeño durante el primer semestre del año 2010. Es importante destacar la valorización de la BVC y el Banco de Occidente.

La acción del Banco de Occidente ha capturado en su precio las expectativas positivas de la fusión, que se formalizó durante el semestre con Leasing de Occidente. La nueva entidad busca mejorar la rentabilidad, no solo por baja en los costos de administración, sino en la optimización del costo financiero.

Utilidad en Venta de Acciones – Colombina y Tablemac

- Aunque la readquisición de la participación que tenía Corficolombiana en Colombina S.A. (7.53%) se formalizó en el mes de diciembre de 2009, dada su forma de pagose registraron ingresos correspondientes a alícuotas mensuales durante el primer semestre de 2010 por Cop$1,757 millones.

- En lo corrido de los meses de mayo y junio se presentaron condiciones propicias para realizar la venta de la participación de Corficolombiana en Tablemac (11.88%), considerando que no era una inversión estratégica para la Corporación, dado que su adquisición fue resultado de una dación en pago.

Gestión Primer Semestre 2010

Corficolombiana tiene un historial de crecimiento sólido, hecho que se corrobora con el desarrollo de al menos un nuevo proyecto o negocio en cada uno de los sectores claves para el año 2010. Se espera que su crecimiento futuro dependa del desarrollo de nuevos proyectos y

de la expansión en los sectores en los que actualmente tiene presencia. A continuación se presenta una breve descripción de cada sector estratégico en los que Corficolombiana participa y un resumen de la gestión realizada durante el primer semestre de 2010 en las compañías donde se tiene control.

1. CONCESIONES DE INFRAESTRUCTURA

El sector de infraestructura se ha constituido como el sector líder al encontrarse directamente ligado con el desarrollo del país. Se caracteriza por tener ingresos regulados y un perfil de riesgo relativamente bajo. Corficolombiana es el mayor inversionista en concesiones viales de Colombia y ha participado activamente en este sector desde la década del 90. Las inversiones principales en el sector son las siguientes:

Tabla 5. Composición del Sector de Infraestructura

Compañía	Participación CFC	En bolsa / Bursatililidad	Control
PISA	**88.25%**	No listada	X
Coviandes [1]	**60.00%**	No listada	X
Ruta Del Sol [2]	**33.33%**	No listada	
Tibitoc	**33.33%**	No listada	
Aerocali	**33.33%**	No listada	

Fuente: Área de Inversiones CFC

[1] Corficolombiana tiene el 60% de la concesión Bogotá- Villavicencio (COVIANDES) a través de EPIANDES

[2] Corficolombiana tiene el 33% del tramo 2 de la Ruta del Sol a través de EPISOL (contrato que fue suscrito el 14 de Enero del año 2010)

PISA

PISA es una compañía colombiana la cual fue la primera adjudicataria del primer contrato de concesión vial firmado en el país. El contrato inicial de concesión vial se firmó el 30 de Diciembre de 1993 para rehabilitar, administrar, mantener y operar la vía Buga-Tuluá-La Paila. En noviembre de 2006 se firmó un nuevo contrato para la extensión de la doble calzada en el tramo La Paila-La victoria, completando así una extensión de 80 kilómetros de vía en el departamento del Valle del Cauca.

En el año 2010, PISA lleva una ejecución aproximada de 52,8% de la obra La Paila-La Victoria la cual tiene un valor aproximado de $140.000 MM. En el 2010, la concesión dio servicio a las variantes de Tuluá y Bugalagrande y al par vial La Paila. Además se tiene aproximadamente un 86% de ejecución de la rehabilitación de la calzada existente del tramo La Paila-La Victoria. Esta obra se ha llevado a cabo con recursos provenientes de la segunda emisión de bonos realizada en mayo de 2009 por $80.000 MM.

Estudios y Proyectos de los Andes S.A. – Epiandes (Coviandes)

Es una compañía holding cuya principal inversión es la Concesionaria Vial de los Andes S.A. (Coviandes), la cual controla a través de una participación mayoritaria (60%).

Coviandes es la concesionaria que mantiene un contrato desde 1994 con el Instituto Nacional de Concesiones (INCO) para la administración, operación y mantenimiento del corredor vial que comunica a Bogotá con Villavicencio. Se encuentra catalogada como la primera concesión nacional, ya que cuenta con uno de los tráficos más altos de Colombia con

un promedio de 21.000 vehículos diarios. Actualmente cuenta con 86 Kms de carretera construidos con 3 túneles, 4 intersecciones y 52 puentes/viaductos.

El 22 de Enero de 2010 con la firma del Adicional No.1 culminó la negociación con el INCO para el desarrollo del proyecto de la Doble Calzada Bogotá–Villavicencio pactando la construcción de 45,5KM en doble calzada en el sector El Tablón – Chirajara con 19 túneles, 27 puentes y viaductos con el fin de aumentar la capacidad de la vía y reducir el tiempo de recorrido en aproximadamente 25 minutos cuyo costo estimado asciende a $ 900 millones de dólares.

Finalizando el primer semestre del año, Coviandes recibió el Premio Nacional de Ingeniería 2010, por el estudio y diseño del proyecto de doble calzada en el sector Cáqueza y la quebrada Chirajara.

2. Energía, gas y distribución de Combustibles

Este sector es clave para el desarrollo económico del país, se caracteriza por ser un sector con regulación estable, desarrolla monopolios naturales con ingresos predecibles. Las compañías enfocadas en este sector poseen un alto flujo operacional, cuentan con la capacidad para el desarrollo de nuevos proyectos y la expansión a nuevos mercados y productos. Las inversiones claves en el sector se muestran en la siguiente tabla.

Tabla 6. Composición del Sector de Electricidad, Combustible y Gas

Compañía	Participación CFC	En bolsa / Bursatililidad	Control
Concecol	**99.99%**	No listada	X
Gascop	**80.00%**	No listada	X
Transoriente	**20.00%**	No listada	
Promigas	**14.39%**	Baja	
Terpel (a través de SIE* y Proenergía)	**13,8%**	No listada	
EEB	**3.81%**	Media	
Gas Natural	**1.68%**	Baja	

Fuente: Área de Inversiones CFC

* SIE si está listada y es de alta bursatilidad a abril de 2010.

Colombiana de Concesiones y Licitaciones LTDA – Concecol

Concecol es una empresa holding que cuenta con un portafolio de inversión en concesiones y proyectos de infraestructura, donde se destacan la Sociedad Aeroportuaria de la Costa S.A.

A partir del año 2009, Concecol se convirtió en un vehículo de inversión para participar en proyectos en el sector energético, de bajo riesgo y rentabilidad definida. En diciembre de 2009 Concecol LTDA adquirió una Planta de Gas por un valor de COP $ 35.574 MM, localizada en el norte de Neiva, en el campo Dina la cual entró en operación el 1 de Abril de 2010.

Gascop

GASCOP es una empresa constituida en Lima en abril del 2009 con el objeto de desarrollar un proyecto piloto de distribución de gas natural en el norte del Perú. Cuenta con un contrato en firme de gas y tiene una planta de compresión de gas ubicada en la zona aledaña al Lote II de la Petrolera Monterrico en Talara (Perú), desde donde se va a abastecer la demanda de gas natural vehicular de las ciudades de Piura, y Chiclayo, y la demanda industrial de gas de algunas de las principales empresas de la región.

En el primer semestre del 2010 GASCOP firmó un contrato Take or Pay con la cervecera Backus de SAB Miller con el fin de suministrarle gas natural por los próximos 5 años. Así mismo la compañía llevó a cabo el montaje de la estación madre de compresión y dos estaciones de servicio con el fin de iniciar operaciones el segundo semestre del 2010.

3. HOTELERÍA

Este es un sector con exposición al ciclo económico a través de la empresa más importante en el segmento corporativo, la cadena de Hoteles Estelar.

Tabla 7. Composición del Sector Hotelero

Compañía	Participación CFC	En bolsa / Bursatililidad	Control
H. Estelar	**84.91%**	**No listada**	**X**
Santamar	**84.55%**	**No listada**	**X**

Fuente: Área de Inversiones CFC

Hoteles Estelar S.A.

Corficolombiana tiene presencia en el sector Hotelero a través de la participación en Estelar (84,91%). Estelar es una compañía especializada en la promoción, administración y operación de hoteles, y desarrollo de actividades inmobiliarias. La cadena Estelar se cataloga como la cadena hotelera nacional líder en el sector hotelero corporativo y de convenciones. Hoy en día, posee más de 1.900 habitaciones distribuidas en diecisiete (17) hoteles en Colombia, en las 9 ciudades principales de Colombia y una operación en la ciudad de Arequipa, Perú.

Hoteles Estelar actualmente se encuentra implementando su estrategia de crecimiento donde el principal foco de expansión es el segmento de viajes de negocios y convenciones. Dicha estrategia va a acompañada de la ampliación de la base de contratos de operación hotelera e inversión en hoteles ya establecidos. Adicionalmente Estelar participa en nuevos proyectos a través de aportes de capital sobre el total de la inversión, garantizando el contrato de operación del proyecto e incrementando su disponibilidad en más de 300 habitaciones para el 2010. En el mes de febrero se inció la operación de 108 habitaciones con el Hotel Altamira en la ciudad de Ibagué, hotel en el cual Estelar tiene una participación del 11.86%, y en junio 127 habitaciones más con el hotel Windsor House en la ciudad de Bogotá a través de un contrato de operación.

4. Agroindustria

Corficolombiana ha encontrado que el negocio agroindustrial ofrece retornos en el largo plazo y es un sector con oportunidades de crecimiento; por ello participa activamente en la producción de madera, aceite de palma, caucho y arroz, en un área total de 25.600 hectáreas aproximadamente.

Tabla 8. Composición del Sector Agroindustrial

Compañía	Participación CFC	En bolsa / Bursatililidad	Control
Pajonales	**94.99%**	No listada	X
Unipalma	**54.53%**	No listada	X
Pizano	**39.99%**	No listada	

Fuente: Área de Inversiones CFC

Organización Pajonales S.A.

Es una compañía agropecuaria propietaria de 5.931 hectáreas en el Tolima, donde se desarrollan actividades agrícolas, ganaderas, piscícolas, de producción de semillas e insumos. La Organización ha liderado y participado en el campo de lo productivo, especialmente en cultivos como arroz y algodón.

La compañía también cuenta con una plantación de 4.340 ha de caucho en el Meta, donde a través de Mavalle se sembraron un total de 1.145 hectáreas y se resembraron un total de 283 hectáreas cumpliendo el presupuesto en un 214% para el primer semestre del 2010.

Unipalma S.A.

Unipalma es una empresa dedicada al cultivo y extracción de los productos derivados de la palma africana. Cuenta con un área sembrada de aproximadamente 4.300 hectáreas distribuidas en dos plantaciones en Cumaral, Meta y Paratebueno, Cundinamarca.

En el primer semestre de 2010, se continúo con el proceso de resiembra de la plantación completando hasta hoy un número total de 2.600 hectáreas renovadas aproximadamente, es decir el 60% del total del área neta. Así mismo se desarrolló un plan de negocios para potencializar las ventas de semillas de la compañía, aprovechando el reconocimiento de la marca, la calidad de su material genético, y su mayor resistencia a enfermedades como la Pudrición del Cogollo. La nueva estrategia busca llevar la calidad del material vegetal de Unipalma, a través de sus semillas no solo a las diferentes regiones palmeras del país, sino también a los mercados internacionales.

Pizano S.A.

Es una de las empresas productoras de derivados de madera más grandes de Colombia. La Compañía fabrica láminas de madera Contrachapadas, Tableros de Partículas Crudos, Laminados Decorativos, Enchapados, puertas para uso interior y muebles listos para armar, entre otros productos de valor agregado. Adicionalmente, la compañía cuenta con plantaciones forestales propias que proveerá de materias primas que sustituirá gradualmente la fuente tradicional ubicada en el Urabá.

Pizano inicio en el primer semestre inversiones industriales con el fin de optimizar el uso de la materia prima que se extraerá de las plantaciones propias. Adicionalmente la compañía está llevando a cabo inversiones marginales para la lograr ampliaciones en la línea de productos de Valor Agregado dada la importante demanda registrada desde su inicio en mayo de 2009.

5. SERVICIOS FINANCIEROS

Corficolombiana a través de sus filiales financieras ofrece servicios de fiducia, leasing, corretaje de valores y banca offshore a sus clientes (ver tabla 8). Durante el primer semestre de 2010, las filiales financieras se beneficiaron de una estrategia de acercamiento a su matriz, aprovechando así el conocimiento, la experiencia y el reconocimiento que tiene en el mercado de capitales nacional Corficolombiana a través de su Tesorería.

La gestión activa y pasiva, las recomendaciones de inversión y el análisis de las sinergias entre las filiales y de éstas con su matriz, ha sido un esfuerzo conjunto que ha unido varias áreas de la Corporación y que se canaliza a través de los comités de tesorería, comités de inversiones y en la Juntas Directivas de cada una de las filiales financieras.

Tabla 9. Composición del Sector Financiero

Compañía	Participación CFC	En bolsa / Bursatililidad	Control
Banco Corficolombiana Panamá	**100.00%**	No listada	X
Fiduciaria Corficolombiana	**94.50%**	No listada	X
Leasing Corficolombiana	**94.50%**	No listada	X
Casa de Bolsa	**38.95%**	No listada	
Banco de Occidente	**6.13%**	Baja	
BVC	**3.36%**	Alta	

Fuente: Área de Inversiones CFC

Leasing Corficolombiana

Leasing Corficolombiana, filial de Corficolombiana, cuenta con una trayectoria de más de 18 años ofreciendo diferentes productos de financiación de activos entre los cuales se encuentran: Leasing Financiero, Operativo, de Importación y redescuento, así como cartera ordinaria.

Durante el primer semestre de 2010, comenzó la implementación de una estrategia que buscaba recomponer la estructura de los pasivos de la compañía para optimizar su costo alargando la curva de fondeo de la compañía, simultáneamente. Como resultado, la compañía empezó a participar activamente en el mercado de capitales colombiano y hoy aproximadamente el 30% de su captación proviene del mercado institucional.

Leasing de Occidente - Banco de Occidente

A raíz de la formalización de la fusión mediante la cual el Banco de Occidente absorbió a Leasing de Occidente, las 429.474.513 acciones que Corficolombiana S.A. poseía en esta última entidad, correspondiente al 45.24% se intercambiaron por 8.842.303 acciones de la primera.

En razón de lo anterior, el porcentaje de participación de Corficolombiana S.A. en el capital social del Banco de Occidente se incrementó de 0.25% a 6.13%, equivalente a un total de 9.188.617 acciones nominativas de valor nominal de $30 cada una.

Banca de Inversión

La buena situación de los mercados internos de renta fija y variable, así como la recuperación que ha presentado la economía son los principales factores que le han permitido a la unidad de Banca de Inversión de la Corporación mantener un alto nivel de ejecución a lo largo del año. En la primera mitad de 2010 la actividad del negocio ha seguido de cerca al principal motor de la economía y se ha concentrado en los proyectos de infraestructura. Durante todo el periodo las condiciones de liquidez del mercado se han mantenido amplias, incrementando el apetito por activos en el mercado de capitales (en especial los de renta fija) y el crédito bancario. Como es usual en las actividades de Banca de Inversión, este cambio en las condiciones de mercado altera a su vez el enfoque de los negocios del área. De esta manera, durante el año el entorno de los mercados abrió posibilidades de financiación y desarrollo de proyectos nuevos, lo cual permitió la consolidación de Corficolombiana como líder en asesoría financiera en el mercado local.

Durante lo corrido del año la Corporación sigue liderando la estructuración y distribución de operaciones de crédito sindicado en el mercado bancario, en este caso con un énfasis particular en proyectos de infraestructura.

De otro lado, el área de Banca de Inversión ha seguido apoyando al área de Investigaciones Económicas como herramienta base en la identificación, evaluación y ejecución de diversas transacciones, las cuales se encuentran en proceso de materialización. Finalmente, esta área ha continuado desarrollando nuevas herramientas de análisis y opinión a través de informes de investigación de mercados y análisis de acciones; así como de sus foros y participación en el debate económico nacional.

NEGOCIO FINANCIERO

Tesorería

El Banco de la República continuó con una política monetaria expansiva bajando las tasas de interés 150 puntos básicos desde un 4.5% en junio de 2009 a un 3.0% a Junio de 2010 completando una disminución de 700 puntos básicos desde el inicio de su ciclo expansionista en Diciembre de 2008. La lectura adecuada de estas políticas y del comportamiento de los mercados (contra-cíclicos en la renta fija) permitió a la Tesorería de la Corporación generar utilidades operativas históricamente altas en el primer semestre del año 2010, por valor de $44.717 millones, manteniendo la prudencia en el manejo de los riesgos.

En el primer semestre de 2010 se mantuvieron las oportunidades en los mercados de renta fija dada la coyuntura de reducción de tasas en dólares y en pesos, derivada de las políticas expansionistas emprendidas por los bancos centrales, con el fin de enfrentar la crisis global, que iniciaron desde el tercer trimestre de 2008.

Corficolombiana se consolidó como uno de los participantes líderes en el mercado local de deuda pública con su presencia dentro del esquema de Creadores de Mercado del Ministerio de Hacienda y Crédito Público, ocupando el 9º lugar dentro del ranking general a Junio de 2010, con una participación del 5.39% del mercado primario y del 8.0% del mercado secundario (SEN).

Al cierre del primer semestre de 2010, el portafolio de inversiones de renta fija de la Corporación ascendió a $2.353.805 millones con un crecimiento del 7.04% frente al cierre de diciembre de 2009. El portafolio se incrementó fundamentalmente en títulos indexados con

base en que de acuerdo con la evaluaci{on macroeconómica se considera que el nivel de inflación está en un piso histórico.

En el primer semestre de 2010 la mesa de divisas se consolidó como la primera contraparte por volumen negociado según cifras de la BVC. Esta posición realza e impulsa el liderazgo de la Corporación en el mercado de Peso-Dólar.

Dichos volúmenes han crecido con importante dinámica gracias a la estrategia generada con las mesas corporativas, de generar precios muy competitivos en los diferentes productos que se ofrecen y de la consecución de nuevos clientes para incrementar los volúmenes de operación.

En el mercado spot se mantuvo, a corte de junio de 2010, una participación del 15.5% y en el mercado de forwards la participación fue del 6.8%, con un portafolio de derivados peso-dólar por valor de US$ 2.272 millones, prácticamente el mismo valor obtenido a finales de 2009.

De otra parte, como estrategia en el tema de fondeo una vez se redujo el plazo de maduración de los Cdts durante el año 2009 con el objetivo de repreciar los recursos de manera más rápida, durante el primer semestre de 2010 se empezó a captar recursos a plazos mayores desde 18 meses hasta 3 años y en indicadores como DTF, IPC e incluso tasa fija, aprovechando los bajos niveles de tasas de interés que se han mantenido durante todo el primer semestre del año, llegando a una tasa de costo de Cdts a junio de 2010 de 4.52%, 63 básicos menos a la registrada en diciembre de 2009 que fue de 5.15%.

Lo anterior, permitió generar, adicionalmente al manejo del portafolio de inversiones, una mayor rentabilidad por la disminución en el costo del fondeo y empezar a obtener una mayor duración del portafolio de Cdts.

<u>Banca Privada</u>

La unidad de Banca Privada, administra a junio de 2010, recursos para la Corporación y sus Filiales Financieras por un valor cercano a $837.273 millones, lo que representa un crecimiento superior al 12% frente al cierre de diciembre de 2009. Este comportamiento, estuvo influenciado principalmente por los recursos administrados en los portafolios de Casa de Bolsa (comisionista de bolsa del Grupo AVAL).

La estrategia de vinculación de nuevos clientes, permitió que los depósitos captados para la Corporación a través de certificados de depósito a término, crecieran durante el primer semestre del año 2010 en un 3%, registrando al cierre de Junio 30 un saldo de $343.890 millones. De igual manera la tasa promedio de captación de los recursos administrados por la Banca Privada al cierre de Junio fue de 4.02%, lo que representa una disminución de 96 puntos básicos frente a Diciembre de 2009.

Los depósitos administrados para nuestra filial Leasing Corficolombiana cerraron con un saldo a Junio 30 de $146.558 millones, presentando una disminución en razón a un cambio en la estrategia de captación.

En cuanto a los recursos administrados en las carteras colectivas de nuestra filial Fiduciaria Corficolombiana, éstos presentan una disminución del 17% sobre saldos promedio frente al corte del semestre inmediatamente anterior; esta disminución se debió principalmente a la alta volatilidad en las tasa de mercado lo que originó una disminución en la rentabilidad.

Una gran dinámica se presentó en las operaciones realizadas para Casa de Bolsa, durante el primer semestre del año, el desarrollo de nuevos productos y la consolidación de estrategias permitieron generar comisiones por valor de $1.200 millones, cifra superior en 18% frente a las registradas en el segundo semestre del año 2009. El buen crecimiento estuvo soportado en la cada vez más consolidada actividad de administración de portafolio de terceros, la dinámica presentada por el mercado accionario y la toma de utilidades de los inversionistas en papeles de deuda pública, originadas en la atractiva valorización registrada por estos papeles a lo largo del semestre.

ACTIVIDAD COMERCIAL MERCADEO

Durante el primer semestre de este año se continúo desarrollando la estrategia de posicionamiento enfocada en resaltar a la Corporación como un sólido inversionista estratégico enfocado en la generación y estructuración de oportunidades de inversión, igualmente se desarrolló una estrategia con el área de Investigaciones Económicas para fortalecer su presencia como líder de opinión ante los medios de comunicación.

Se fortaleció la presencia de la Corporación en los principales foros económicos y de infraestructura del país, a través del auspicio de conferencistas internacionales de primer nivel y la intervención de funcionarios de Corficolombiana. Como complemento a la parte académica se desarrolló un plan de mercadeo soportado con innovaciones tecnológicas enfocado a fortalecer la imagen de la entidad como un sólido inversionista.

Se implementó y se capacitó a la fuerza comercial en el módulo de ventas del aplicativo de CRM y se desarrollaron los manuales de usuario como los talleres de gestión del cambio para Corporación y sus filiales financieras.

En cuanto a los sitios WEB se continuó en el desarrollo de los nuevos diseños, así como en las nuevas navegaciones y usabilidades para los portales públicos de la Corporación, Leasing y Fiduciaria. Por otra parte se realizaron envíos masivos a clientes, proveedores y funcionarios con información del portafolio de productos, invitación a eventos, agradecimientos y campañas de comunicación tanto internas como externas.

Como resultado de las Investigaciones de Mercado realizadas en el semestre anterior a Banca Privada y Leasing Corficolombiana, se desarrollaron durante los primeros meses del año las estrategias de segmentación de mercado, prospección de clientes y plan de nuevos productos

FILIALES FINANCIERAS

Fiduciaria Corficolombiana

Los resultados obtenidos por Fiduciaria Corficolombiana en el primer semestre de 2010 fueron destacables alcanzando un retorno patrimonial para sus accionistas del 25.77%. La utilidad neta para el ejercicio fue de $6.386 millones frente a $6.984 millones obtenidos en el segundo semestre del 2009, lo cual muestra un leve decrecimiento del 8.56%. Los ingresos por comisiones y honorarios en el primer semestre de 2010 arrojaron un valor de $17.393 millones, con una caída del 6% frente a los ingresos del segundo semestre del año 2009.

El valor de activos administrados de $7.2 billones al cierre del primer semestre de 2010 sitúa a Fiduciaria Corficolombiana dentro de las primeras diez fiduciarias en administración de activos fideicomitidos en el país. En cuanto al balance se debe resaltar que el patrimonio de Fiduciaria Corficolombiana al cierre del primer semestre del 2010 se situó en $49.564 millones mostrando un crecimiento del 0.50% frente al segundo semestre de 2009 cuando el patrimonio alcanzó un valor de $49.318 millones. El pasivo total ascendió a $50.336 millones y el activo a $ 99.900 millones, cifra que incluye $89.170 millones del portafolio propio de la Fiduciaria.

Durante el 2010 la Fiduciaria Corficolombiana continuará con la estrategia de estructuración de Fondos de Capital Privado en unión con Corficolombiana y Carteras Colectivas en Pensiones y Moneda Extranjera. Adicionalmente el enfoque de la Corporación está orientado a ser el principal jugador de Banca de Inversión en el país y la fiduciaria es el vehículo para los proyectos que requieran esquemas fiduciarios.

Leasing Corficolombiana

Al terminar el primer semestre de 2010, la compañía registró un incremento del 3.44% en el saldo de los Activos en Leasing y Cartera de Crédito Netos, el cual pasó de $503.943 millones en diciembre de 2009 a $521.284 millones al cierre de junio de 2010.

Así mismo, al cierre del mencionado período, las utilidades ascendieron a $5.686 millones, lo que representa una disminución del 3.36% frente al resultado obtenido al finalizar el segundo semestre del año 2009, lo cual guarda relación con la tendencia histórica de resultados crecientes para el segundo semestre del año, máxime si se tiene en cuenta que para este período estaba inmerso un proceso electoral, que generalmente implica algo de receso en los proyectos de inversión y por lo tanto en la demanda del crédito.

Al 30 de junio de 2010 el indicador de cartera vencida se ubicó en 3.69% presentando una disminución frente al indicador de cartera vencida de 3.78% obtenido en diciembre de 2009. Esto se debe principalmente al proceso que se adelanta en materia de gestión de cobranza como estrategia de normalización de la cartera y una adecuada selección del riesgo.

El gasto total por provisiones de cartera y contratos leasing fue de $7.190 millones a junio de 2010, disminuyendo un 15.33% frente al gasto de provisiones registrado en el segundo semestre de 2009, a pesar de la entrada en vigencia de la Circular Externa 035 emitida en Septiembre de 2009 por la Superintendencia Financiera, donde se modifica el sistema vigente del cálculo de provisiones. Este nuevo esquema generó provisiones mensuales adicionales por valor de $50 millones en promedio.

A junio de 2010 el patrimonio registró un valor de $70.051 millones, lo que representa una disminución del 0.72% con respecto a la cifra obtenida en diciembre de 2009 y un incremento de 2.41% comparado con el cierre de junio del año anterior. La rentabilidad patrimonial en el primer semestre del año fue de 16.12% y el indicador de solvencia cerró en 12,99%.

De la Emisión de Bonos 2009 con un cupo global aprobado por $500.000 millones, se efectuó con la colocación de un primer tramo por valor de $86.332 millones.

Banco Corficolombiana (Panamá)

La operación financiera registró una utilidad en el primer semestre de 2010 de US$ 520 M con una variación positiva del 528% con respecto al mismo período en el año 2009. Las

condiciones del mercado permitieron realizar operaciones de compra y venta de papeles arrojando unos resultados favorables para el Banco en su balance financiero. De igual manera, la composición del portafolio de inversiones permitió una posición patrimonial adecuada.

El activo cerró en US$ 38.9 M con una participación del 97% en Inversiones, las cuales fueron financiadas por depósitos del público por US$ 31.5 M y por un patrimonio de los accionistas de US$ 7.3 M.

En consecuencia, el pasivo del Banco cerró en US$ 31.5 M el cual está explicado en su totalidad por los depósitos de clientes. El patrimonio registró un incremento, correspondiente a las utilidades del año 2009, las cuales ascendieron a US$ 741 M.

Se mantiene el modelo de negocio del Banco como vehículo de inversión, desarrollando alternativas en el área de tesorería y en la gestión comercial.

ADMINISTRACIÓN DE RIESGO

Sistema de Administración de Riesgo Crediticio (SARC)

Dado que actualmente la Corporación no tiene cartera en su balance, el SARC de Corficolombiana ha servido como base en el análisis de negocios de las líneas negocios de mesa de dinero, inversiones en el sector real, banca de inversión y administración de portafolios.

Riesgo de Mercado

La estructura de control como principio fundamental tiene la adecuada segregación de funciones entre las actividades del front, middle y back office.

Se cuenta con los recursos tecnológicos apropiados para el control y monitoreo de los riesgos de tesorería en particular la medición de riesgos de mercado y valoración de portafolios de inversiones de renta fija, divisas y derivados.

La Corporación tiene un módulo de cupos, que permite controlar las posiciones de riesgo por portafolio, así como el cumplimiento de las políticas de plazos máximos autorizados. Adicionalmente el Middle Office produce reportes diarios de cumplimiento de los límites, y mensualmente se presenta un reporte a la Junta Directiva sobre el cumplimiento de los mismos.

También está previsto un comité con miembros de la Junta Directiva, que sesiona cuando hay movimientos importantes del mercado que afectan los resultados, para tomar decisiones sobre el portafolio.

Estas herramientas permiten la adecuada gestión de los riesgos inherentes al negocio de tesorería. De igual forma se ha invertido en capacitación del personal dedicado a la labor de gestión de riesgo y se cuenta con una estructura adecuada y suficiente.

Riesgo de Liquidez

En el Comité de Riesgo (ALCO) se revisa el flujo semanal para determinar el perfil de liquidez de la Corporación de la semana en curso y de las siguientes. De la misma forma existen indicadores internos de corto y largo plazo con límites establecidos y monitoreados

mensualmente por la Junta Directiva que se detallan en las notas a los estados financieros y que permiten brindar una adecuada gestión a este riesgo.

Durante el primer semestre del año 2010, la gestión del riesgo de liquidez se fundamentó en el cumplimiento de la Circular Externa 016 de 2008, la cual modifica el capitulo VI de la Circular Externa 100 de 1995 y establece las Reglas Relativas al Sistema de Administración de Riesgo de Liquidez (SARL). A partir de enero de 2009 se ha reportado el Indicador de Riesgo de Liquidez (IRL) a la Superintendencia Financiera, mostrando que la Corporación tiene activos líquidos ajustados por liquidez de mercado, riesgo cambiario y encaje requerido (ALM) para respaldar ampliamente sus requerimientos de liquidez.

Riesgo de Crédito

Este riesgo se gestiona, en particular en el negocio de tesorería, mediante la aprobación de cupos que se distribuyen en distintas categorías dependiendo el tipo de producto y que pueden ser combinados en ciertos eventos según se explica en las notas a los estados financieros.

Para garantizar y monitorear el cumplimiento de estos cupos, la Corporación cuenta con herramientas como el módulo de cupos del sistema donde se registran las operaciones de tesorería y adicionalmente se complementa con los módulos de cupos de contraparte de los sistemas transaccionales que son también administrados por el área de riesgo.

Se cuenta con metodologías técnicas aceptadas internacionalmente para la asignación de cupos tanto para entidades del sector financiero como del no financiero.

Riesgo Operacional

La Corporación cuenta con un Sistema de Administración de Riesgo Operacional el cual se compone de los siguientes elementos:

1) Mapas de riesgo: Permite este elemento identificar los riesgos asociados a cada uno de los procesos, así como los controles que los mitigan.

2) Registro de eventos: Base de datos de eventos de riesgo operacional sucedidos en la Corporación. A continuación un resumen de cómo está conformada esta base:

Tipo de evento	# de registros
Fallas en los procesos	278
Fallos en los sistemas	105
Otros	48

Proceso	# de registros
Misional	321
Apoyo	93
Estratégico	17

Tipo de pérdida	# de registros
Tipo B (Sin impacto en PyG)	357
Tipo A (Con impacto en PyG)	39
Tipo C (Cuasipérdida)	35

Los 39 eventos registrados tipo A, suman $868 millones.

3) Indicadores. El proceso de monitoreo de riesgo operacional se realiza a través de indicadores los cuales tienen medición mensual.

Riesgo de Lavado de Activos

El riesgo de lavado de activos y de la financiación del terrorismo se entiende como la posibilidad de pérdida económica o de daño del buen nombre que pudiera sufrir la entidad si fuera utilizada como instrumento para el lavado de activos y/o la financiación del terrorismo.

En virtud de lo anterior, y conciente de su compromiso para luchar contra las organizaciones criminales, en cumplimiento de las normas emitidas en tal sentido por la Superintendencia Financiera de Colombia, la Corporación cuenta con un Sistema de Administración del Riesgo del Lavado de Activos y de la Financiación del Terrorismo SARLAFT, el cual está integrado principalmente por etapas y elementos que contienen las políticas, procedimientos y metodologías para la identificación, evaluación, control y monitoreo de estos riesgos, así como el conocimiento del cliente y de sus operaciones con la entidad, el monitoreo de las transacciones, la capacitación al personal y la colaboración con las autoridades. Este sistema está contenido en el Manual de SARLAFT aprobado por la Junta Directiva.

Durante el primer semestre de 2010, se evaluaron los riesgos identificados y los controles, y se monitorearon los resultados; en el proceso no se observaron exposiciones a niveles superiores de riesgos de lavado de activos y financiación del terrorismo. Así mismo, se adelantaron gestiones para la implementación y el apoyo de mecanismos de control en entidades que forman parte del portafolio de inversiones de capital de la Corporación. Durante el periodo también se mejoraron las herramientas tecnológicas con que cuenta la organización para la administración de la información de conocimiento de clientes.

La supervisión de los controles para prevenir estos riesgos es efectuada por el Oficial de Cumplimiento y su suplente; así mismo ejercen supervisión la administración y la Junta Directiva a través de los informes presentados por el Oficial de Cumplimiento. Adicionalmente la Contraloría y la Revisoría Fiscal realizan sus evaluaciones con el fin de comprobar sí los controles internos establecidos son eficaces para prevenir el riesgo.

Riesgo jurídico

En relación con las contingencias de tipo jurídico que registra la Corporación, las pretensiones de los respectivos procesos han sido valoradas de conformidad a las instrucciones impartidas por la Superintendencia Financiera de Colombia, con base en análisis efectuados por la entidad y conceptos emitidos por los abogados encargados de los respectivos procesos.

Con fundamento en los análisis y conceptos mencionados, en la actualidad las contingencias registradas de mayor valor están calificadas como remotas y no representan un riesgo inminente que pueda afectar los estados financieros de la entidad.

SITUACION ADMINISTRATIVA

A 30 de Junio de 2010, Corficolombiana contaba con una planta de 273 funcionarios, presentándose una disminución del 1,4% frente a los 277 funcionarios al cierre del año 2009. Se estructuró el modelo de gestión por competencias que promueve el desempeño eficiente del personal en la organización y se realizó la medición del clima organizacional con la firma Great Place to Work obteniendo resultados satisfactorios.

Durante el primer semestre de 2010 la Corporación plantea un redireccionamiento en la estrategia de la Banca Comercial y la Mesa de Dinero lo cual redunda en el alistamiento para los cambios en cuanto a la estructura y las adecuaciones físicas correspondientes.

Se continuó con el fortalecimiento de las demás áreas de negocio, y con la estrategia de racionalización del gasto.

AVANCES TECNOLÓGICOS

En el transcurso del primer semestre del año 2010 se llevaron a cabo proyectos tendientes a garantizar el soporte de la operación de la Corporación de forma eficiente y segura, a continuación se presenta un resumen de los proyectos más relevantes:

- Se implemento la solución de CRM PeopleSoft en lo que respecta a los módulos de cliente único y ventas en el mes de marzo de 2010.
- Se avanzó en la construcción del nuevo portal transaccional de la Corporación y sus filiales financieras finalizando la etapa de desarrollo e iniciando el de pruebas.
- Se implemento el proyecto de Agencia Numeradora Nacional de Deceval con el cual todos los títulos valores cuentan con un único código de identificación a nivel mundial.
- Se implemento el modulo centralizado de administración de listas cautelares y modulo autorizador.
- Se realizó la implementación de los requerimientos necesarios para el cumplimiento de la circular 4 de la Superfinanciera que ajustan la normativa del negocio de tesorería.
- Se llevó a cabo la implementación de todos los procesos relacionados con la circular 38 Sistema de Control Interno en lo referente a la gestión de Tecnologia.

En cumplimiento del numeral 4 del artículo 47 de la Ley 222 de 1995, modificado por la Ley 603 de 2000, la Corporación Financiera Colombiana S.A. aplicó íntegramente las normas sobre la propiedad intelectual y derechos de autor. Los productos y programas cobijados por derecho de autor se encuentran debidamente licenciados.

INFORME CUMPLIMIENTO CIRCULAR 052

En cumplimiento de lo establecido por la Circular Externa 052 de 2007 de la Superintendencia Financiera, "Requerimientos mínimos de seguridad y calidad en el manejo de información a través de medios y canales de distribución de productos y servicios para clientes y usuarios", la Corporación Financiera Colombiana S.A. ha establecido los procedimientos necesarios para su cumplimiento, y finalizó la implementación de los requerimientos de las tres fases definidas por esta circular. De acuerdo con lo establecido, se remitieron a la Superfinanciera los informes de avance respectivos, así como también se atendieron los requerimientos adicionales de información.

COMITÉ DE AUDITORIA

El Comité de Auditoria como órgano encargado de la evaluación del control interno, en apoyo a la gestión que realiza la Junta Directiva para la implementación y supervisión del Sistema de Control Interno de la Corporación, efectuó reuniones así:

- El 1 de febrero de 2010, lo cual consta en el Acta No. 43
- El 24 de febrero de 2010, lo cual consta en el Acta No. 44
- El 24 de marzo de 2010, lo cual consta en el Acta No. 45
- El 23 de junio de 2010, lo cual consta en el Acta No. 46

En dichas reuniones se trataron entre otros temas los que a continuación detallamos con el objeto de evaluar la estructura del control interno de la Corporación:

1. Estados financieros con corte a 31 de diciembre de 2009, enero 30 de 2010 y mayo 31 de 2010.

2. Situación de la cartera con corte a diciembre 31 de 2009 y mayo 31 de 2010.

3. Supervisión de la implementación y cumplimiento de la norma relacionada con el Sistema de Administración de Riesgo de Lavado de Activos y Financiación del Terrorismo SARLAFT, velando por la existencia de los controles necesarios para prevenir que la Corporación sea utilizada como instrumento para la realización de actividades ilícitas. En el Comité se presentaron las actividades adelantadas por la Unidad de Cumplimiento.

4. Supervisión de las funciones y actividades de Contraloría con base en los informes emitidos en el periodo diciembre 7 de 2009 a junio 11 de 2010, en aspectos tales como:

    - Informes emitidos por la Contraloría a las diferentes áreas, y filiales de la Corporación del sector financiero y sector real.
    - Informes y asesoramiento en sus procesos de seguridad de la información
    - Seguimientos efectuados por auditoria con base en las respuestas dadas por los diferentes administradores de las áreas evaluadas.
    - Estadísticas de seguimiento y control a los informes emitidos por la Contraloría.

5. Revisión de los oficios relevantes recibidos de la Superintendencia Financiera de Colombia, con sus correspondientes respuestas por parte de la administración.

6. Revisión de los informes recibidos de la Revisoría Fiscal con sus correspondientes respuestas por parte de la administración.

7. Informe del Presidente de la Corporación, Dr. José Elías Melo Acosta, en relación al sistema de revelación y control de la información financiera de la Corporación, donde manifiesta que no se han presentado deficiencias de controles internos que hayan impedido a la Corporación registrar, procesar, resumir y presentar adecuadamente la información financiera, y que no se han presentado fraudes que hayan afectado la calidad de la información financiera de la Corporación.

8. Presentación de las actas de reuniones del Comité ALCO del período comprendido de noviembre 30 de 2009 a mayo 31 de 2010.

9. Análisis y revisión del cronograma y las actividades a realizar para el cumplimiento de la Circular Externa 038 de 2009, emitida por la Superintendencia Financiera de Colombia, sobre las Instrucciones relativas a la revisión y adecuación del Sistema de Control interno (SCI) así:

9.1. Fase No I Ambiente de control certificada al corte de 31 de diciembre de 2009.

9.2. Fase II Elementos: Información y Comunicación y Actividades de Control certificada en junio 30 de 2010. la cual requería el Establecimiento , promulgación y aplicación de:

    - Políticas y procedimientos para la generación, divulgación y custodia de la información de la entidad.
    - Políticas y procedimientos contables
    - Políticas y procedimientos para la gestión de tecnología
    - Actividades de control
    - Análisis de los sistemas de información contable y de revelaciones, así como de la tecnología que los soporta, identificando las acciones de mejoramiento que resulten pertinentes.

Como resultado se observa que:

- La estructura, entorno y actividades de control están acordes con los objetivos de la Corporación proporcionando seguridad adecuada para administrar los riesgos a que está expuesta la entidad..
- Las actividades de la contraloría independientes en relación con las actividades que auditan, su alcance satisface las necesidades de control interno de la Corporación.
- Los seguimientos a los informes emitidos por los diferentes entes de control,(: Superintendencia Financiera, Revisoría Fiscal, Auditoria Interna y Auditoria de Sistemas.), garantizan la calidad del control en la Corporación.
- La información financiera da cumplimiento de leyes y regulaciones aplicables.
- La Corporación cumple con los controles necesarios y suficientes para evitar ser utilizada como instrumento para la realización de operaciones delictivas.

- Corficolombiana da cumplimiento a lo establecido en Circular Externa 038 de 2009, de la Superintendencia Financiera de Colombia, sobre revisión y adecuación del Sistema de Control Interno (SCI) en lo establecido en la Fase No 1 Ambiente de Control. y Fase II Elementos: Información, Comunicación y Actividades de Control (Incluye SCI de la Gestión Contable y la Gestión de la Tecnología) y cronograma con niveles de avances adecuados para la Fase III y IV cuyo cumplimiento debe ser certificado en septiembre 30 y diciembre 31 de 2010 respectivamente.

SISTEMA DE PREVENCION Y CONTROL DE LAVADO DE ACTIVOS

En cumplimiento de lo dispuesto en los artículos 102 a 107 del Estatuto Orgánico del Sistema Financiero y en el capítulo XI del título I de la Circular Externa 07 de 1996 Circular Básica Jurídica emitida por la Superintendencia Financiera de Colombia, la Corporación tiene implementado el Sistema de Administración del Riesgo de Lavado de Activos y de la Financiación del Terrorismo SARLAFT con el fin de evitar que la entidad sea utilizada para la canalización de dineros provenientes o con destino a actividades delictivas.

La Corporación cuenta dentro de su estructura organizacional con una Unidad dirigida por el Oficial de Cumplimiento, con los recursos humanos, técnicos y operativos necesarios para cumplir su misión de prevención y control.

Durante el primer semestre del 2010 la Junta Directiva y la Presidencia evaluaron el funcionamiento del sistema de prevención a través de los informes presentados por el Oficial de Cumplimiento y la Revisoría Fiscal.

En cuanto al deber de colaboración con las autoridades, la Corporación efectuó oportunamente los reportes establecidos con destino a la Unidad de Información y Análisis Financiero UIAF. Así mismo se atendieron los requerimientos de información presentados a la entidad por autoridades competentes.

Dentro de sus políticas, la entidad no exonera a ningún cliente ni contraparte del diligenciamiento del formulario de transacciones en efectivo o del cumplimiento de los requisitos de vinculación establecidos en las normas externas e internas.

SISTEMA DE REVELACIÓN Y CONTROL DE INFORMACIÓN FINANCIERA

En cumplimiento de las disposiciones del artículo 47 de la ley 964 de 2005 sobre responsabilidad de los representantes legales de los emisores de valores, en el establecimiento y mantenimiento de adecuados sistemas de revelación y control de la información financiera, en el transcurso del primer semestre del año 2010 no se han presentado deficiencias de controles internos que hayan impedido a la Corporación registrar, procesar, resumir y presentar adecuadamente la información financiera ni se han presentado fraudes que hayan afectado la calidad de la información financiera de la Corporación, ni cambios en la metodología de evaluación de la misma.

NUEVAS DISPOSICIONES LEGALES

1. Régimen de insolvencia para la persona natural no comerciante

Congreso de la República. Ley 1380 de 2010, *"por la cual se establece el Régimen de Insolvencia para la Persona Natural No Comerciante".*

El Régimen tiene por finalidad permitirle al deudor persona natural no comerciante domiciliado en Colombia, acogerse a un procedimiento legal y extrajudicial que le permita la celebración de un acuerdo de pago con sus acreedores para cumplir con sus obligaciones pecuniarias pendientes sin importar su naturaleza, salvo las originadas en obligaciones alimentarias.

Con ese Régimen se pretende también promover siempre la buena fe en las relaciones financieras y comerciales de la persona natural no comerciante.

2. Fortalecimiento del sistema de salud

Congreso de la República. Ley 1393 de 2010, *"por la cual se definen rentas de destinación específica para la salud, se adoptan medidas para promover actividades generadoras de recursos para la salud, para evitar la evasión y la elusión de aportes a la salud, se redireccionan recursos al interior del sistema de salud y se dictan otras disposiciones".*

La nueva regulación introduce modificaciones en las tarifas de algunos impuestos, con el objeto de destinar los recursos tributarios adicionales que se perciban al sector de la salud.

Para efectos de controlar la evasión y elusión de cotizaciones y aportes adopta varias medidas, entre las que se pueden citar las siguientes:

1 La celebración y cumplimiento de las obligaciones derivadas de los contratos de prestación de servicios se condicionan a la verificación, por parte del contratante, de la afiliación y pago de los aportes al sistema de protección social en los términos establecidos por la ley. La misma condición se establece para la procedencia de la deducción por salarios o por pagos hechos a trabajadores independientes.

2 Las inconsistencias en la declaración del impuesto de renta y complementarios derivadas de la información sobre los pagos al sistema de seguridad social, serán sancionables a título de inexactitud.

3 Para efectos de la base de los aportes para salud y pensiones de los trabajadores particulares, los pagos laborales no constitutivos de salario no pueden ser superiores al 40% del total de la remuneración.

3. Arancel Judicial

Congreso de la República. Ley 1394 de 2010, *"por la cual se regula un Arancel Judicial"*

Crea el arancel judicial como una contribución parafiscal destinada a sufragar gastos de funcionamiento e inversión de la administración de justicia.

El arancel judicial se causa a favor del Consejo Superior de la Judicatura con destino al Fondo para la Modernización, Descongestión y Bienestar de la Administración de Justicia, y se genera en todos los procesos ejecutivos civiles, comerciales y contencioso administrativos cuando el monto de las pretensiones se haya estimado en una cifra igual o superior a doscientos (200) salarios mínimos legales mensuales y en los siguientes casos:

1 Por el cumplimiento de lo acordado por las partes en una transacción o conciliación que termine de manera anticipada un proceso ejecutivo.
2 Por el cumplimiento de una condena impuesta en un laudo arbitral en caso de reconocimiento o refrendación.
3 Por el cumplimiento de obligaciones reclamadas en un proceso ejecutivo de cualquier naturaleza.

La contribución se halla a cargo del demandante inicial o del demandante en reconvención beneficiado con las condenas o pagos, o sus causahabientes a título universal o singular.

El arancel no se cobra en los procedimientos de carácter penal, laboral, contencioso laboral, de familia, de menores, declarativos, ni en los conflictos de la seguridad social, así como tampoco en los juicios de control constitucional o derivados del ejercicio de la tutela y demás acciones constitucionales ni a las personas de los niveles de SISBEN 1 y 2.

4. Ley de descongestión judicial

Congreso de la República. Ley 1395 de 2010, *"por la cual se adoptan medidas en materia de descongestión judicial"*

Contiene diversas disposiciones que introducen reformas al Código de Procedimiento Civil, al Código Procesal del Trabajo y de la Seguridad Social, al Código de Procedimiento Penal, al Proceso Contencioso Electoral, a las atribuciones del Consejo Superior de la Judicatura y a la jurisdicción de lo contencioso administrativo. También contempla nuevas medidas en relación con la extinción del dominio e impulsa la solución de conflictos a través de la conciliación extrajudicial.

El artículo 119 modifica el numeral 7 del artículo 127 del Estatuto Orgánico del Sistema Financiero, en el sentido de extender la facultad de entrega de depósitos sin necesidad de juicio de sucesión previsto para los depósitos en cuentas de ahorros, a los depósitos en cuentas corrientes o de dineros representados en certificados depósito a término o cheques de gerencia, cuyo valor total no exceda del límite que se determine de conformidad con el artículo 29 del Decreto 2349 de 1965.

5. Proveeduría de precios profesional en los mercados financieros

Ministerio de Hacienda y Crédito Público. Decreto 985 del 25 de marzo de 2010, *"por medio del cual se reglamenta la actividad de proveer precios en el mercado, la valoración de inversiones de las entidades sometidas a inspección y vigilancia de la Superintendencia Financiera de Colombia, y se dictan otras disposiciones".*

Describe la proveeduría de precios profesional en los mercados financieros e indica que comprende las actividades de creación y expedición de las metodologías de valoración y la

prestación profesional del servicio de cálculo, determinación o suministro de información para la valoración de las inversiones. Adicionalmente, establece que esta última tendrá como objetivo fundamental el cálculo, registro contable y revelación al mercado del precio justo de intercambio de dichas inversiones.

De la misma forma, determina que las entidades sometidas a inspección y vigilancia de la Superintendencia Financiera de Colombia deberán valorar sus inversiones utilizando la información que suministren los proveedores de precios constituidos legalmente en Colombia, máximo a los dos meses siguientes a la fecha de entrada en funcionamiento de una de esas entidades.

6. Defensoría del Consumidor Financiero

Ministerio de Hacienda y Crédito Público. Decreto 2281 de 2010, *"por el cual se reglamenta la Defensoría del Consumidor Financiero"*

Implementa el marco normativo reglamentario tendiente a garantizar la oportuna, objetiva y gratuita resolución de las quejas y reclamos formulados por los consumidores financieros.

Para tal fin, señala la obligación de las corporaciones financieras, entre otras, de nombrar un defensor principal del consumidor financiero y un defensor suplente, quienes deben cumplir los requisitos legales para desempeñar ese cargo y tomar posesión ante la Superintendencia Financiera.

Adicionalmente, regula el procedimiento para resolver las quejas y reclamos de los consumidores, previendo expresamente que en cualquier etapa del trámite se puede solicitar la actuación del Defensor como conciliador. También fija el alcance y publicidad de las decisiones del Defensor, así como las funciones que le corresponden como vocero de los consumidores financieros ante la respectiva entidad. En todo caso, en desarrollo de sus funciones los defensores no podrán determinar perjuicios, sanciones o indemnizaciones, salvo que estén determinadas expresamente por la ley.

La reglamentación rige a partir del 1 de julio de 2010 y deroga en especial los Decretos 690 de 2003 y 4759 de 2005.

7. Valoración de Instrumentos financieros derivados básicos

Superintendencia Financiera de Colombia. Circular Externa 004 de 2010. *"Precisiones al Capítulo XVIII de la Circular Básica Contable y Financiera y modificaciones a la Proforma F.0000–146 "Valoración de instrumentos financieros derivados básicos ('Plain Vanilla')".*

Ajusta el Capítulo XVIII de la Circular Básica Contable y Financiera y adecua la Proforma F.0000-146 correspondiente a la Valoración de instrumentos financieros derivados básicos ('Plain Vanilla'), principalmente por concepto de la posibilidad de que los instrumentos financieros derivados negociados en el mercado mostrador u 'Over the Counter' (OTC), se compensen y liquiden en una cámara de riesgo central de contraparte (CRCC) que, a su vez, se interponga como contraparte de dichas operaciones, según lo dispuesto por el Decreto 2893 de 2007.

8. Publicación prospectos de información

Superintendencia Financiera de Colombia. Circular Externa 012 de 2010. *"Publicación de prospectos de información correspondientes a inscripción de valores en el RNVE y/u ofertas públicas"*

Informa la implementación del aplicativo "Publicación de Prospectos de Información", para facilitar el acceso a través de la página web de la Superfinanciera a los prospectos de información y sus adendas, correspondientes a la inscripción de valores en el RNVE y a las ofertas públicas autorizadas por la Superintendencia u objeto de inscripción automática, así como la manera de efectuar la publicación.

9. Sistema de Atención al Consumidor Financiero

Superintendencia Financiera de Colombia. Circular Externa 015 de 2010. *"Sistema de Atención al Consumidor Financiero."*

En desarrollo de lo previsto en la Ley 1328 de 2009, se incorpora un nuevo capítulo al Título Primero de la Circular Básica Jurídica, en el que se imparten instrucciones a las entidades vigiladas respecto de la implementación de un adecuado "Sistema de Atención a los Consumidores Financieros" -SAC-, que les permita identificar, medir, controlar y monitorear todos aquellos hechos o situaciones que puedan incidir en la debida atención y protección de los consumidores financieros. Dicho sistema deberá estar funcionando a más tardar el 1° de enero de 2011.

10. Creadores de mercado para títulos de deuda pública

Ministerio de Hacienda y Crédito Público. Resolución 3781 de diciembre 29 de 2009, *"Por la cual se regula el Programa de Creadores de Mercado para Títulos de Deuda Pública y se dictan disposiciones relacionadas con el mismo."*

Entre otros aspectos, señala las definiciones, generalidades, operaciones válidas y no válidas, la pérdida temporal o total de la calidad de creador de mercado para títulos de deuda pública o aspirante a creador de mercado y la metodología para la medición de la labor y desempeño.

11. Mercado de Derivados

Bolsa de Valores de Colombia. Boletín Normativo del Mercado de Derivados 011 del 14 de mayo de 2010, *"Por medio del cual se modifican artículos del Reglamento del Mercado de Derivados"*

Ajusta el proceso de autorización de los instrumentos sobre los cuales se podrán celebrar o registrar operaciones en el sistema y precisa algunos aspectos relacionados con la anulación de operaciones.

También incorpora al Reglamento los supuestos establecidos por la Circular Externa No. 047 de 2009 de la Superintendencia Financiera de Colombia, relacionados con la información mínima a reportar cuando se realice intermediación de instrumentos financieros derivados en el mercado mostrador.

OPERACIONES CON LOS ACCIONISTAS Y ADMINISTRADORES

Las operaciones realizadas por la Corporación con sus accionistas y administradores se ajustan a las políticas generales de la entidad. Dichas operaciones se encuentran debidamente detalladas en las notas a los estados financieros.

La Corporación manifiesta que en concordancia con lo dispuesto por el artículo 57 del Decreto Reglamentario 2649 de 1993, la información y afirmaciones integrantes de los estados financieros han sido debidamente verificadas y obtenidas de los registros contables de la entidad, elaborados de conformidad con las normas y principios de contabilidad establecidos en Colombia.



JOSE ELÍAS MELO ACOSTA
Presidente

Nota: Los miembros de la Junta Directiva acogieron el informe presentado por el Presidente. Se deja constancia que se presentó la información a que se refiere el numeral 3 del artículo 446 del Código de Comercio, que fue acogida por unanimidad.

CORPORACIÓN FINANCIERA COLOMBIANA S.A.
PROYECTO DE DISTRIBUCIÓN DE UTILIDADES
JUNIO DE 2010

Utilidad antes de impuestos			$	271,806,450,671
Menos: provisión de impuestos			$	6,865,000,000
Utilidad del ejercicio después de impuestos:			$	264,941,450,671
Liberar reserva futuros repartos:			$	112,096,975,639
Liberar reserva decreto 2336 (ingresos realizados):			$	18,373,155,552
Capitalizar reserva decreto 2336 :			$	-
Utilidad a disposición de la Asamblea :			$	395,411,581,862
Reserva sobre valoración de inversiones Dec 2336 /95		108,381,218,609		
Reserva para futuros repartos		79,030,368,009		
Dividendo ordinario en efectivo de $564 por acción sobre las 165.922.979 acciones ordinarias y las 11.133.724 acciones preferenciales suscritas y pagadas a junio 30 de 2010. Este dividendo se cancelará en seis cuotas mensuales, dentro de los cinco primeros días de cada mes a partir de octubre de 2010.	$	99,859,980,492		
Un dividendo ordinario en acciones por un valor $50.140.041.938 y un dividendo extraordinario en acciones por un valor de $57.999.972.814 para un valor total de dividendos distribuibles en acciones de $108.140.014.752 a razón de $610.76 por cada acción sobre las 165.922.979 acciones ordinarias y $610.76 por cada acción sobre las 11.133.724 acciones preferenciales suscritas y pagadas a junio 30 de 2010. Estos dividendos se pagarán en acciones, a razón de 1 acción por cada 46.978799 acciones ordinarias y 1 acción con dividendo preferencial y sin derecho a voto por cada 46.978799 acciones preferenciales, suscritas y pagadas a 30 de junio de 2010. El pago de las acciones se hará el día 1° de octubre de 2010 a quien tenga la calidad de accionista al tiempo de hacerse exigible el pago de conformidad con la regulación vigente. Para tal fin se emitirá un total de 3.768.864 nuevas acciones, 3.531.869 acciones ordinarias y 236.995 acciones preferenciales. El valor unitario de las acciones que serán entregadas corresponderá al precio promedio ponderado de las acciones ordinarias negociadas en bolsa del 1° al 23 de julio, $28.693,oo (1), de los cuales $10 serán contabilizados en la cuenta de capital y $28.683,oo en la cuenta de reserva legal por prima en colocación de acciones.	$	108,140,014,752		
SUMAS IGUALES	**$**	**395,411,581,862**	**$**	**395,411,581,862**

(1) El precio promedio diario de la acción se tomó del reporte de INFOVAL

NOTA: El pago de los dividendos en acciones, por mandato expreso del Decreto 2336 de 1995, obligatoriamente se tiene que realizar en acciones, por ser las utilidades a distribuir por ese concepto generadas como consecuencia de la aplicación de sistemas especiales de valoración de inversiones a precios de mercado no realizadas en cabeza de la sociedad. Las acciones nuevas entregadas como producto de la distribución de utilidades, no tendrán derecho al pago del dividendo en efectivo sobre las utilidades del ejercicio enero-junio de 2010.

Corficolombiana

Corporación Financiera Colombiana S.A. y Subordinadas

Estados Financieros Consolidados al 30 de Junio de 2010 y 31 de Diciembre de 2009 e Informe del Revisor Fiscal

Deloitte.

FILE No. 823437

Deloitte & Touche Ltda.
Cra. 7 Nº 74 - 09
A.A. 075874
Nit. 860.005.813-4
Bogotá D.C.
Colombia

Tel. +57(1) 5461810 - 5461815
Fax: +57(1) 2178088
www.deloitte.com/co

DICTAMEN DEL REVISOR FISCAL

A los accionistas de
CORPORACIÓN FINANCIERA COLOMBIANA S.A.:

He auditado los balances generales consolidados de CORPORACIÓN FINANCIERA COLOMBIANA S.A. y subordinadas al 30 de junio de 2010 y 31 de diciembre de 2009, y los correspondientes estados consolidados de resultados, de cambios en el patrimonio de los accionistas y de flujos de efectivo por los semestres terminados en esas fechas, y el resumen de las principales políticas contables y otras notas explicativas.

En Nota 1 a los estados financieros consolidados se indican las subordinadas que consolidaron con la Corporación al 30 de junio 2010 y 31 de diciembre de 2009, así como los efectos de la consolidación. Los estados financieros al 30 de junio de 2010 de las subordinadas Pizano S.A. En reestructuración, Industrias Lehner S.A., Promotora y Comercializadora Turística Santamar S.A. y Tejidos Sintéticos de Colombia S.A., son de carácter intermedio, certificados y no auditados; la subordinada Gas Comprimido del Perú S.A. no contaba con auditores externos al 30 de junio de 2010 y 31 de diciembre de 2009. Los estados financieros de las subordinadas al 31 de diciembre de 2009, excepción de Gas Comprimido del Perú S.A., fueron auditados por otros revisores fiscales o auditores externos, cuyos informes me fueron suministrados. Por lo tanto, mi opinión sobre las cifras relativas a tales subordinadas incluidas en los estados financieros consolidados al 30 de junio de 2010 y 31 de diciembre de 2009, está basada únicamente en los estados financieros certificados antes mencionados y en los informes de dichos revisores fiscales o auditores externos.

La administración es responsable por la preparación y correcta presentación de estos estados financieros consolidados de acuerdo con principios de contabilidad generalmente aceptados en Colombia e instrucciones y prácticas establecidas por la Superintendencia Financiera de Colombia. Esta responsabilidad incluye diseñar, implementar y mantener un sistema de control interno adecuado para la administración de riesgos y la preparación y presentación de los estados financieros, libres de errores significativos, bien sea por fraude o error; seleccionar y aplicar las políticas contables apropiadas, así como efectuar las estimaciones contables que resulten razonables en las circunstancias.

Mi responsabilidad es expresar una opinión sobre estos estados financieros consolidados con base en mis auditorías. Obtuve las informaciones necesarias para cumplir mis funciones y llevar a cabo mi trabajo de acuerdo con normas de auditoría generalmente aceptadas en Colombia. Tales normas requieren que planifique y efectúe la auditoría para obtener una seguridad razonable acerca de si los

estados financieros están libres de errores significativos. Una auditoría de estados financieros incluye examinar, sobre una base selectiva, la evidencia que soporta las cifras y las revelaciones en los estados financieros. Los procedimientos de auditoría seleccionados dependen del juicio profesional del auditor, incluyendo su evaluación de los riesgos de errores significativos en los estados financieros consolidados. En la evaluación del riesgo, el auditor considera el control interno de la entidad que es relevante para la preparación y presentación razonable de los estados financieros consolidados, con el fin de diseñar procedimientos de auditoría que sean apropiados en las circunstancias. Una auditoría también incluye, evaluar los principios de contabilidad utilizados y las estimaciones contables significativas hechas por la administración, así como evaluar la presentación general de los estados financieros consolidados. Considero que mis auditorías me proporcionan una base razonable para expresar mi opinión.

En mi opinión, basada en mis auditorías, en los informes de otros revisores fiscales o auditores externos y en los estados financieros certificados indicados en el párrafo segundo anterior, los estados financieros consolidados antes mencionados, presentan razonablemente, en todos los aspectos de importancia material, la situación financiera consolidada de CORPORACIÓN FINANCIERA COLOMBIANA S.A. y subordinadas al 30 de junio de 2010 y 31 de diciembre de 2009, los resultados consolidados de sus operaciones, los cambios consolidados en su patrimonio y sus flujos consolidados de efectivo por los semestres terminados en esas fechas, de conformidad con principios de contabilidad generalmente aceptados en Colombia e instrucciones y prácticas establecidas por la Superintendencia Financiera de Colombia, aplicadas sobre bases uniformes.



WILLIAM ALEXANDER GALVIS GUZMÁN
Revisor Fiscal
Tarjeta Profesional No. 74138-T
Designado por Deloitte & Touche Ltda.

23 de julio de 2010.

CORPORACIÓN FINANCIERA COLOMBIANA S.A. Y SUBORDINADAS

BALANCES GENERALES CONSOLIDADOS AL 30 DE JUNIO DE 2010 Y 31 DE DICIEMBRE DE 2009

(En millones de pesos)

ACTIVO	30 de junio de 2010		31 de diciembre de 2009	
DISPONIBLE , NETO (Nota 3)		$ 227.661,0		$ 245.524,0
Moneda Legal	227.103,1		206.835,0	
Moneda Extranjera	557,9		38.689,0	
POSICIONES ACTIVAS EN OPERACIONES DE MERCADO MONETARIO Y RELACIONADAS (Nota 4)		1.178.725,5		759.806,9
INVERSIONES, NETO (Nota 5)		4.241.382,4		3.903.893,6
Negociables en Títulos de Deuda	823.588,6		563.504,9	
Negociables en Títulos Participativos	703.992,8		457.087,5	
Para Mantener hasta el Vencimiento	24.576,8		22.821,3	
Disponibles para la Venta en Títulos de Deuda	523.770,6		552.763,7	
Disponibles para la Venta en Títulos Participativos	1.104.287,1		1.102.076,4	
Inv. Neg entregadas en Garantía en Op con Instrum Tit de Deuda	287,4		-	
Inv. Disponibles para la venta entregados en Gtia en Op con instrum de De	17.747,7		-	
Derechos de Recompra de Inversiones	1.144.038,2		1.214.992,8	
Menos: Provisión	(100.906,8)		(9.853,0)	
CARTERA DE CREDITOS, NETO (Nota 6)		516.291,1		501.247,4
Créditos de Consumo, Garantía Idónea	1.794,1		1.919,7	
Categoría A, Riesgo Normal	1.724,7		1.766,8	
Categoría B, Riesgo Aceptable	69,4		128,4	
Categoría D, Riesgo Significativo	-		24,5	
Créditos de Consumo, Otras Garantías	12,0		14,1	
Categoría A, Riesgo Normal	-		5,6	
Categoría D, Riesgo Aceptable	3,9		0,6	
Categoría E Incobrable	8,1		7,9	
Menos: Provisión	(24,6)		(55,0)	
Cartera Comercial, Garantía Idónea	469.801,1		470.479,6	
Categoría A Normal	404.056,4		393.184,9	
Categoría B Aceptable	31.216,3		45.532,7	
Categoría C Apreciable	16.518,0		13.407,3	
Categoría D Significativo	12.659,4		13.024,4	
Categoría E Incobrable	5.351,8		5.330,3	
Menos: Provisión	(24.520,6)		(23.879,8)	
Cartera Comercial, Otras Garantías	70.120,0		53.373,2	
Categoría A Normal	61.820,9		46.734,7	
Categoría B Aceptable	5.767,7		4.172,3	
Categoría C Apreciable	15,7		376,4	
Categoría D Significativo	393,2		353,8	
Categoría E Incobrable	2.122,5		1.736,0	
Menos: Provisión	(690,9)		(796,6)	
Menos: Provisión General	-		(7,8)	
ACEPTACIONES, OPERACIONES DE CONTADO Y DERIVADOS (Nota 7)		60.969,8		37.831,4
Derechos	2.380.512,8		4.860.803,6	
Obligaciones	(2.319.543,0)		(4.822.972,2)	
CUENTAS POR COBRAR, NETO (Nota 8)		570.581,5		234.539,7
Intereses	2.154,4		1.894,4	
Comisiones y Honorarios	4.465,5		5.917,3	
Otras	576.304,3		240.540,5	
Menos: Provisión	(12.342,7)		(13.812,5)	
BIENES REALIZABLES, RECIBIDOS EN PAGO Y RESTITUIDOS, NETO (Nota 9)		173.240,5		165.419,2
Bienes Realizables	168.147,9		158.342,2	
Bienes Recibidos en Pago	18.445,3		26.456,9	
Bienes Restituidos de Contratos de Leasing	4.438,2		5.542,9	
Bienes no Utilizados en el Objeto Social	585,9		585,9	
Menor: Provisión	(18.376,8)		(25.508,7)	
PROPIEDADES, EQUIPOS Y BIENES DADOS EN LEASING, NETO (Nota 10)		314.529,3		333.351,1
Terrenos, Edificios y Construcciones en Curso	[illegible]		227.657,1	
Equipo, Muebles y Enseres de Oficina	[illegible]		28.480,4	
Equipo de Computación	[illegible]		28.095,7	
Otras	[illegible]		392.683,9	
Menos: Depreciacion y Amortizacion Acumulada	[illegible],5)		(337.025,1)	
Menos: Provisión	(6.115,2)		(6.520,9)	
EXCESO DEL COSTO DE INVERSIÓN SOBRE EL VALOR EN LIBROS (Nota 11)		996,7		2.006,7
OTROS ACTIVOS, NETO		773.046,2		712.633,6
Aportes Permanentes	30.535,8		35.398,8	
Gastos Anticipados y Cargos Diferidos (Nota 12)	455.209,2		412.870,4	
Bienes por Colocar en Contratos de Leasing	11.989,1		20.856,2	
Otros (Nota 12)	303.111,9		266.910,6	
Menos: Provisión	(27.799,8)		(23.401,6)	
VALORIZACIONES (Nota 13)		648.849,8		683.423,5
Inversiones disponibles para la Venta en Títulos Participativos de Baja o Mínima o sin Cotización en Bolsa	242.195,3		282.624,1	
Propiedad y Equipos	391.158,1		385.621,9	
Otras	15.496,4		15.177,5	
DESVALORIZACIONES (Nota 13)		(26.432,2)		(1.177,7)
TOTAL ACTIVO		$ 8.679.841,6		$ 7.578.299,4
CUENTAS CONTINGENTES ACREEDORAS POR CONTRA (Nota 25)		$ 504.984,8		$ 342.857,2
CUENTAS CONTINGENTES DEUDORAS (Nota 25)		2.043.468,1		2.076.888,7
CUENTAS DE ORDEN DEUDORAS (Nota 26)		11.913.657,5		8.366.297,8
CUENTAS DE ORDEN ACREEDORAS POR CONTRA (Nota 27)		5.175.180,7		4.121.553,6
TOTAL CUENTAS CONTINGENTES Y DE ORDEN		$ 19.637.291,1		$ 14.907.595,3

PASIVO Y PATRIMONIO DE LOS ACCIONISTAS	30 de junio de 2010		31 de diciembre de 2009	
DEPÓSITOS Y EXIGIBILIDADES		$ 1.804.027,4		$ 1.630.035,4
Certificados de Depósito a Término (Nota 14)	1.605.870,3		1.461.682,1	
Depósito de Ahorro	196.463,9		167.537,7	
Otros (Nota 14)	1.693,2		815,6	
POSICIONES PASIVAS EN OPERACIONES DE MERCADO MONETARIO Y RELACIONADAS (Nota 15)		2.328.763,1		2.040.782,7
ACEPTACIONES BANCARIAS EN CIRCULACION		55.287,8		-
CRÉDITOS DE BANCOS Y OTRAS OBLIGACIONES FINANCIERAS (Nota 16)		426.023,6		330.444,2
Otras Entidades del País	414.271,8		317.197,8	
Entidades del Exterior	11.751,8		13.246,4	
CUENTAS POR PAGAR		323.397,7		273.643,7
Intereses (Nota 17)	20.563,3		72.617,9	
Comisiones y Honorarios	2.183,5		1.677,9	
Dividendos y Excedentes	59.944,3		55.531,9	
Otras (Nota 17)	240.706,6		193.816,0	
TITULOS DE INVERSIÓN EN CIRCULACIÓN (Nota 18)		273.732,6		208.169,6
OTROS PASIVOS (Nota 19)		447.690,2		200.639,1
Obligaciones Laborales Consolidadas	17.807,0		19.728,4	
Ingresos Anticipados y Abonos Diferidos	339.753,9		84.200,3	
Pensiones de Jubilación	18.211,4		19.205,3	
Otros	71.917,9		77.505,1	
PASIVOS ESTIMADOS Y PROVISIONES (Nota 20)		46.384,8		21.904,8
Obligaciones Laborales	5.218,6		2.418,5	
Impuestos	35.556,6		15.056,0	
Otros	5.609,6		4.430,3	
DEFECTO DEL COSTO DE LA INVERSIÓN SOBRE EL VALOR EN LIBROS (Nota 21)		7.586,4		9.724,1
TOTAL PASIVO EXTERNO		5.712.893,6		4.715.363,6
INTERES MINORITARIO		343.083,1		337.786,0
TOTAL PASIVO		6.055.976,7		5.053.149,6
PATRIMONIO DE LOS ACCIONISTAS		2.623.864,9		2.525.149,8
CAPITAL SOCIAL (Nota 22)		1.770,6		1.713,2
RESERVAS		1.719.183,9		1.319.239,6
Reserva Legal (Nota 23)	88.939,0		91.782,7	
Reservas Estatutarias y Ocasionales (Nota 23)	853.880,4		585.012,9	
Prima en Colocacion de Acciones	776.364,5		642.444,0	
SUPERAVIT		499.246,4		544.875,8
Ganancia No Realizada en Inversiones Disponibles para la Venta (Nota 24)	116.995,0		101.165,4	
Valorizaciones	400.018,3		452.341,7	
Desvalorizaciones	(17.766,9)		(8.631,3)	
RESULTADO DE EJERCICIOS ANTERIORES		139.302,8		144.[illegible]34,8
UTILIDAD DEL EJERCICIO		264.361,2		515.[illegible]
TOTAL PASIVO Y PATRIMONIO DE LOS ACCIONISTAS		$ 8.679.841,6		$ 7.578.[illegible]
CUENTAS CONTINGENTES ACREEDORAS (Nota 25)		$ 504.984,8		$ 342.857,2
Avales y Garantías	120.770,0		138.620,6	
Otras Contingencias	384.214,8		204.236,6	
CUENTAS CONTINGENTES DEUDORAS POR CONTRA (Nota 25)		2.043.468,1		2.076.[illegible]
CUENTAS DE ORDEN DEUDORAS POR CONTRA (Nota 26)		11.913.657,5		8.366.[illegible]97,8
CUENTAS DE ORDEN ACREEDORAS (Nota 27)		5.175.180,7		4.121.[illegible]53,6
TOTAL CUENTAS CONTINGENTES Y DE ORDEN		$ 19.637.291,1		$ 14.907.[illegible]

Las notas son parte integral de los estados financieros consolidados.

(*) Los suscritos Representante Legal y Contador certificamos que hemos verificado previamente las afirmaciones contenidas en estos estados financieros consolidados.

JOSÉ ELIAS MELO ACOSTA
REPRESENTANTE LEGAL (*)

MARTHA CECILIA CASTRO ORTIZ
CONTADOR (*)
T.P. No. 40995-T

WILLIAM ALEXANDER GALVIS GUZMÁN
REVISOR FISCAL
T.P. No. 74138-T

FILE No. 823437

CORPORACIÓN FINANCIERA COLOMBIANA S.A. Y SUBORDINADAS

ESTADOS DE RESULTADOS CONSOLIDADO
POR LOS SEMESTRES TERMINADOS EL 30 DE JUNIO DE 2010 Y 31 DE DICIEMBRE DE 2009
(En millones de pesos)

	30 de junio de 2010		31 de diciembre de 2009	
INGRESOS OPERACIONALES DIRECTOS		$ 975.860,2		$ 1.929.192,9
Intereses y Descuento Amortización Cartera de Crédito y otros intereses	21.851,7		17.415,8	
Utilidad en Valoración Inversiones Neg Títulos de Deuda	21.841,5		20.363,8	
Utilidad en Valoración Inversiones Neg Títulos Participativos	250.169,9		174.226,0	
Utilidad en Valoración Inversiones Para Mantener Hasta el Vcto.	1.716,9		338,0	
Utilidad en Valoración Inversiones Disponibles para la venta Tit Deuda	51.707,0		30.176,4	
Ganancia Realizada en Inv. Disponibles Para la Venta	29.369,0		285.101,9	
Comisiones y Honorarios	22.132,5		25.059,5	
Utilidad en Posiciones en Corto de Operaciones Repo, Simultaneas y Transferencias Temporal de Valores	74.760,4		668.202,8	
Utilidad en Valoración de Operaciones de Contado	978,9		4.160,9	
Utilidad en Valoración de Derivados	410.183,0		484.297,8	
Cambios	56.394,0		188.344,3	
Utilidad en Venta de Inversiones	34.755,4		31.505,7	
GASTOS OPERACIONALES DIRECTOS		674.793,5		1.448.381,2
Intereses, Prima Amortizada , Amortizacion de Descuento y Costos de Ventas	74.125,9		78.901,8	
Pérdida Realizada en Inv. Disponibles para la Vta.	495,9		-	
Comisiones	10.156,9		10.128,6	
Pérdida en Posiciones en Corto de Operaciones Repo, Simultaneas y Transferencias Temporal de Valores	99.389,4		682.011,0	
Pérdida en Valoración de Derivados	382.873,0		419.237,1	
Cambios	87.746,4		234.996,7	
Pérdida en Venta de Inversiones	19.923,5		15.723,4	
Perdida en la Valoración de Operaciones de Contado	82,5		7.382,6	
RESULTADO OPERACIONAL DIRECTO		301.066,7		480.811,7
OTROS INGRESOS Y GASTOS OPERACIONALES - NETO		176.437,9		135.917,3
INGRESOS OPERACIONALES		484.349,4		445.322,1
Dividendos y Participaciones	27.070,3		11.966,2	
Otros (Nota 29)	457.279,1		433.355,9	
GASTOS OPERACIONALES		307.911,5		309.404,8
Gastos de Personal	74.167,5		74.626,6	
Otros (Nota 30)	233.744,0		234.778,2	
RESULTADO OPERACIONAL ANTES DE PROVISIONES, DEPRECIACIONES Y AMORTIZACIONES		477.504,6		616.729,0
PROVISIONES		101.529,5		13.763,4
Inversiones	92.457,3		721,8	
Cartera de Créditos	5.049,2		7.564,6	
Cuentas por Cobrar	1.858,5		3.426,3	
Otras (Nota 31)	2.164,5		2.050,7	
DEPRECIACIONES - BIENES DE USO PROPIO		6.499,6		6.565,6
AMORTIZACIONES		31.177,9		13.070,7
RESULTADO OPERACIONAL NETO		338.297,6		583.329,3
INGRESOS NO OPERACIONALES		32.960,9		27.539,0
Ingresos no Operacionales (Nota 32)	30.823,2		25.392,1	
Amortización Defecto del Costo de la Inversión Sobre el Valor en Libros	2.137,7		2.146,9	
GASTOS NO OPERACIONALES		55.742,0		50.788,2
Gastos no Operacionales	26.526,7		27.558,7	
Interés Minoritario	28.287,0		22.292,8	
Amortización Exceso del Costo de la Inversión Sobre el Valor en Libros	928,3		936,7	
RESULTADO NETO NO OPERACIONAL		(22.781,1)		(23.249,2)
UTILIDAD ANTES DE IMPUESTO SOBRE LA RENTA		315.516,5		560.080,1
IMPUESTO A LA RENTA Y COMPLEMENTARIOS		51.155,3		44.893,7
UTILIDAD DEL EJERCICIO		$ 264.361,2		$ 515.186,4

Las notas son parte integral de los estados financieros consolidados.

(*) Los suscritos Representante Legal y Contador certificamos que hemos verificado previamente las afirmaciones contenidas en estos estados financieros consolidados.



JOSE ELIAS MELO ACOSTA
REPRESENTANTE LEGAL (*)



MARTHA CECILIA CASTRO ORTIZ
CONTADOR (*)
T. P. No. 40995-T



WILLIAM ALEXANDER GALVIS GUZMAN
REVISOR FISCAL
T.P. No. 74138-T
(Ver mi Dictamen adjunto)

CORPORACIÓN FINANCIERA COLOMBIANA S.A. Y SUBORDINADAS

ESTADO CONSOLIDADO DE CAMBIOS EN PATRIMONIO
POR LOS SEMESTRES TERMINADOS EL 30 DE JUNIO DE 2010 Y 31 DE DICIEMBRE DE 2009
(En millones de pesos)

	Capital Social	Reservas: Reserva Legal	Reservas: Estatutarias y Ocasionales	Reservas: Prima en Colocación de Acciones	Ganancia No Realizada en Inversiones	Superávit: Valorizaciones	Superávit: Desvalorizaciones	Resultado de Ejercicios Anteriores	Resultados del Ejercicio	Patrimonio de los Accionistas
SALDO AL 30 DE JUNIO DE 2009	$ 1.713,2	$ 91.035,3	$ 554.140,3	$ 642.213,3	$ 306.444,5	$ 312.136,7	$ (8.210,9)	$ 133.866,2	$ 153.184,8	$ 2.186.523,4
Traslado de resultados del ejercicio a resultados de ejercicios anteriores	-	-	-	-	-	-	-	153.184,8	(153.184,8)	-
Liberación reservas para futuros repartos	-	-	(150.759,0)	-	-	-	-	150.759,0	-	-
Constitución reserva sobre valoración de inversiones Decreto 2336/95	-	-	26.874,4	-	-	-	-	(26.874,4)	-	-
Constitución de reservas para futuros repartos	-	-	152.165,8	-	-	-	-	(152.165,8)	-	-
Dividendo en efectivo de $642,0 por acción sobre 160.543.030 acciones ordinarias y 10.772.923 acciones preferenciales suscritas y pagadas a 30 de junio de 2009, pagadero en seis (6) cuotas mensuales dentro de lo cinco (5) primeros días de cada mes a partir de octubre de 2009.	-	-	-	-	-	-	-	(109.984,7)	-	(109.984,7)
Movimiento del ejercicio	-	747,4	2.591,4	230,7	(205.279,1)	140.205,0	(420,4)	(4.650,3)	-	(66.575,3)
Utilidad del ejercicio	-	-	-	-	-	-	-	-	515.186,4	515.186,4
SALDO AL 31 DE DICIEMBRE DE 2009	$ 1.713,2	$ 91.782,7	$ 585.012,9	$ 642.444,0	$ 101.165,4	$ 452.341,7	$ (8.631,3)	$ 144.134,8	$ 515.186,4	$ 2.526.149,8
Traslado de resultados del ejercicio a resultados de ejercicios anteriores	-	-	-	-	-	-	-	515.186,4	(515.186,4)	-
Liberación reserva para futuros repartos (no gravados)	-	-	(40.068,8)	-	-	-	-	40.068,8	-	-
Liberación Reservas Sobre Valoracion de Inversiones Decreto 2336/95	-	-	(138.138,7)	-	-	-	-	138.138,7	-	-
Constitución Reservas Sobre Valoracion de Inversiones Decreto 2336/95	-	-	448.303,4	-	-	-	-	(448.303,4)	-	-
Dividendo orinario en efectivo de $690,0 por acción sobre 160.543.030 acciones ordinarias y 10.772.923 acciones preferenciales suscritas y pagadas a diciembre 31 de 2009. Este dividendo se cancelará en seis (6) cuotas mensuales dentro de lo cinco (5) primeros días de cada mes a partir de abril de 2010.	-	-	-	-	-	-	-	(118.208,2)	-	(118.208,2)
Dividendo extraordinario en acciones de $769,29 por cada acción sobre las 160.543.030 acciones ordinarias y de $767,29 por cada acción sobre las 10.772.923 acciones preferenciales suscritas y pagadas a diciembre 31 de 2009. Este dividendo se pagara en acciones, a razón de 1 acción por cada 29,832633 acciones ordinarias y 1 acción con dividendo preferencial y sin derecho a voto por cada 29,832633 acciones preferenciales, suscritas y pagadas a 30 de diciembre de 2009. El pago de las acciones se hará el día 1 de abril de 2010 a quien tenga la calidad de accionista al tiempo de hacerse exigible el pago de conformidad con la regulación vigente. Para tal fin se emitirán un total de 5.742.569 nuevas acciones, 5.381.457 acciones ordinarias y 361.112 acciones preferenciales. El valor unitario de las acciones que serán entregadas corresponderá al precio promedio ponderado de las acciones ordinarias negociadas en bolsa en la semana del 18 al 22 de enero de 2010, $22.949,99	57,4	-	41,6	131.692,6	-	-	-	(131.791,6)	-	-
Movimiento del ejercicio	-	(2.843,7)	(1.270,0)	2.227,9	15.829,6	(52.323,4)	(9.135,6)	77,3	-	(47.437,9)
Utilidad del ejercicio	-	-	-	-	-	-	-	-	264.361,2	264.361,2
SALDO AL 30 DE JUNIO DE 2010	$ 1.770,6	$ 88.939,0	$ 853.880,4	$ 776.364,5	$ 116.995,0	$ 400.018,3	$ (17.766,9)	$ 139.302,8	$ 264.361,2	$ 2.623.864,9

Las notas son parte integral de los estados financieros consolidados.

(*) Los suscritos Representante Legal y Contador certificamos que hemos verificado previamente las afirmaciones contenidas en estos estados financieros consolidados.



JOSÉ ELIAS MELO ACOSTA
REPRESENTANTE LEGAL (*)



MARTHA CECILIA CASTRO ORTIZ
CONTADOR (*)
T. P. No. 40995-T



WILLIAM ALEXANDER GALVIS GUZMÁN
REVISOR FISCAL
T.P. No. 74138-T
(Ver mi Dictamen adjunto)

FILE No. 823437

CORPORACIÓN FINANCIERA COLOMBIANA S.A. Y SUBORDINADAS

ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO
POR LOS SEMESTRES TERMINADOS EL 30 DE JUNIO DE 2010 Y 31 DE DICIEMBRE DE 2009
(En millones de pesos)

	30 de junio de 2010	31 de diciembre de 2009
FLUJOS DE EFECTIVO POR LAS ACTIVIDADES DE OPERACIÓN:		
Ajustes para conciliar la utilidad neta del ejercicio y el efectivo neto provisto por (utilizado en) las actividades		
Utilidad Neta del Ejercicio	$ 265.117,7	$ 515.186,4
Provisto en las Actividades de Operación:		
Provisión de Inversiones	92.457,3	721,8
Provisión de Cartera de Créditos	5.049,2	7.564,6
Provisión de Cuentas por Cobrar	1.858,5	3.426,3
Provisión de Bienes Realizables y Recibidos en Pago	621,8	1.033,3
Provisión de Otros Activos	18,7	359,8
Reintegro de Provisión Inversiones	(725,6)	(1.234,8)
Reintegro de Provisión Cartera de Créditos	(5.047,8)	(7.202,1)
Reintegro de Provisión Cuentas por Cobrar	(4.407,4)	(3.328,4)
Reintegro de Provisión Bienes Recibidos en Pago	(544,2)	(1.173,3)
Reintegro de Provisión Propiedades y Equipos	(7,9)	(1,4)
Reintegro de Provisión Otros Activos	(0,1)	(29,3)
Valoración de inversiones, Neto	(325.435,3)	(225.104,2)
(Utilidad) Pérdida neta en venta de bienes recibidos en pago	(942,0)	95,7
(Utilidad) Pérdida neta en venta de propiedades y equipo	(2.029,1)	39,3
Depreciaciones	6.499,6	6.565,6
Amortizaciones	31.177,9	13.070,7
Utilidad Depurada	63.661,3	309.990,0
Aumento de Cartera de Créditos	(15.045,1)	(996,0)
Aumento de Cuentas por Cobrar	(334.146,6)	(2.653,9)
Aumento de Bienes Realizables, Recibidos en Pago y Restituidos	(7.077,8)	(8.523,4)
Aumento de Otros Activos	(92.582,9)	(35.449,3)
Aumento de Cuentas por Pagar	49.721,6	44.145,7
Aumento (Disminución) de Pasivos Estimados y Provisiones	24.479,9	(24.627,9)
Aumento de Otros Pasivos	246.325,4	49.103,3
Efectivo Neto (Usado en) Provisto por las Actividades de Operación	(64.664,2)	330.988,5
FLUJOS DE EFECTIVO POR LAS ACTIVIDADES DE INVERSION:		
Aumento en Inversiones	(89.964,1)	(1.085.214,4)
(Aumento) Disminución de Aceptaciones, operaciones de contado y derivados	(23.138,4)	41.363,0
Aumento (Disminución) de Propiedades y Equipo	14.363,2	(51.006,3)
Disminución del exceso del Costo de Inversión Sobre el Valor en Libros	1.010,0	1.042,2
Efectivo Neto Utilizado en Actividades de Inversión	(97.729,3)	(1.093.815,5)
FLUJOS DE EFECTIVO POR LAS ACTIVIDADES DE FINANCIACION:		
Aumento de depósitos y exigibilidades	173.972,0	196.160,6
Aumento de posiciones pasivas en operaciones de mercado monetario y relacionados	287.980,4	1.463.879,5
Aumento de aceptaciones bancarias en circulación	55.287,8	-
Aumento de créditos de bancos y otras obligaciones financieras	95.694,7	11.815,7
Aumento (Disminución) de títulos de inversión en circulación	65.563,0	(34.989,4)
Dividendos pagados en efectivo	(118.208,2)	(109.984,7)
Aumento del defecto del costo de la inversión sobre el valor en libros	(2.137,7)	(2.146,8)
Aumento de interés minoritario	5.297,1	8.379,2
Efectivo Neto Provisto por las Actividades de Financiación	563.449,1	1.533.114,1
AUMENTO NETO EN EFECTIVO Y EQUIVALENTES DE EFECTIVO	401.055,6	770.287,1
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL COMIENZO DEL PERÍODO	1.005.330,9	235.043,8
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL FINAL DEL PERÍODO	$ 1.406.386,5	$ 1.005.330,9

Las notas son parte integral de los estados financieros consolidados.

(*) Los suscritos Representante Legal y Contador certificamos que hemos verificado previamente las afirmaciones contenidas en estos estados financieros consolidados.


JOSÉ ELIAS MELO ACOSTA
REPRESENTANTE LEGAL (*)


MARTHA CECILIA CASTRO ORTIZ
CONTADOR (*)
T. P. No. 40995-T


WILLIAM ALEXANDER GALVIS GUZMAN
REVISOR FISCAL
T.P. No. 74138-T
(Ver mi Dictamen adjunto)

(En millones de pesos colombianos, excepto cuando se indique lo contrario)

1. ENTIDAD REPORTANTE

La Corporación Financiera Colombiana S.A. (en adelante la Corporación) es una institución financiera de carácter privado, autorizada por la Superintendencia Financiera, mediante Resolución del 18 de octubre de 1961, sociedad comercial anónima, constituida el 27 de noviembre de 1961 mediante Escritura Pública No. 5710 de la notaría primera del círculo de Cali; cuyo plazo de duración está previsto hasta el 2 de octubre del año 2051, el cual puede ser extendido por simple decisión de la Asamblea de Accionistas.

Mediante la escritura pública No. 12.364 de diciembre 30 de 2005 otorgada en la Notaría 18 de Bogotá, se formaliza la fusión de la Corporación Financiera del Valle S.A. (entidad absorbente) con la Corporación Financiera Colombiana S.A. (entidad absorbida), en esa misma escritura la entidad absorbente modificó su razón social por la de Corporación Financiera Colombiana S.A., cambió su domicilio de la ciudad de Cali a la ciudad de Bogotá, y aumentó su capital autorizado a $1.715.

Con la escritura pública No. 10410 de la Notaria 71 de Bogotá el día 26 de diciembre de 2007 se formalizó la fusión de la Corporación Financiera Colombiana (entidad absorbente) y la sociedad Proyectos de Energía S.A. (entidad absorbida) la cual se disuelve sin liquidarse.

La Corporación tiene como objeto social la realización de todos los actos y contratos autorizados a esta clase de establecimientos de crédito por el Estatuto Orgánico del Sistema Financiero o aquellas otras disposiciones especiales o normas que lo sustituyan, modifiquen o adicionen. En desarrollo del objeto, la sociedad puede realizar todos los actos y contratos para lograr su finalidad, como fomentar el ahorro y la inversión privada, desarrollar el mercado de capitales, promover la creación, reorganización, fusión, transformación y expansión de cualquier tipo de empresas en aquellos sectores a los cuales se autorice la extensión de sus servicios, como también otorgarles financiación a mediano y largo plazo y ofrecerles servicios financieros especializados que contribuyan a su desarrollo.

La Corporación tiene su domicilio principal en la ciudad de Bogotá y opera a través de sus 5 regionales y 5 agencias en distintas ciudades del país, al 30 de junio de 2010. La Corporación no tiene corresponsales no bancarios. Al 30 de junio de 2010 cuenta con 273 empleados directos, 7 indirectos y 27, además posee las siguiente subordinadas: Leasing Corficolombiana S.A., Banco Corficolombiana Panamá S.A. (sociedad financiera en el exterior), Fiduciaria Corficolombiana S.A., Organización Pajonales S.A., Hoteles Estelar de Colombia S.A., Gas Comprimido del Perú S.A., sociedad en el exterior, Valora S.A., Proyectos de Infraestructura S.A., Epiandes S.A., Promotora y Comercializadora Turística Santamar S.A., Colombiana de Licitaciones y Concesiones Ltda., Tejidos Sintéticos de Colombia S.A., Plantaciones Unipalma de los Llanos S.A , Pizano S.A, en restructuración, Estudios y Proyectos del Sol S.A., (antes

Inversora en Aeropuertos S.A.), e Industrias Lehner S.A. Los estados financieros que se acompañan incluyen los activos, pasivos y resultados de la Dirección General y sus sucursales. Los estados financieros que se acompañan consolidan los activos, pasivos y resultados de la Matriz y sus subordinadas financieras y del sector real.

Leasing Corficolombiana S.A. – Compañía de Financiamiento Comercial, es una sociedad comercial anónima, de carácter privado, establecida de acuerdo con las leyes colombianas, constituida el 21 de enero de 1988 mediante Escritura Pública No. 116 de la Notaría Primera de Cali. En julio 23 de 1993, a través de la Resolución 2455, la Superintendencia Financiera autorizó la conversión de Leasing del Valle S. A., en Compañía de Financiamiento Comercial especializada en leasing, de conformidad con lo establecido por la Ley 35 de 1993. Esta conversión fue protocolizada mediante Escritura Pública No. 2793 de agosto 10 de 1993 de la Notaría Quinta de Cali, inscrita en la Cámara de Comercio el 17 de agosto de 1993 bajo el número 69059 del libro IX. La vigencia de la Compañía es hasta el 19 de octubre del 2093.

Como consecuencia de su conversión, la Compañía ha diversificado sus servicios, pues cuenta con la debida autorización para efectuar cualquiera de las operaciones propias de una Compañía de Financiamiento Comercial, además de su objeto social principal que es el de realizar operaciones de arrendamiento financiero en todas sus modalidades tales como: captación de recursos a través de certificados de depósito a término, otorgamiento de créditos, factoring, aceptaciones bancarias y operaciones repo, entre otras. Sobre los estados financieros al 30 de junio de 2010 y 31 de diciembre de 2009 y al 31 de diciembre y 30 de junio de 2009 el revisor fiscal de la compañía emitió sus dictámenes sin salvedades de fechas 6 de julio de 2010 y 21 de enero de 2010 respectivamente.

Banco Corficolombiana (Panamá) S.A. – Constituida el 10 de agosto de 2004 y opera en la República de Panamá con una licencia internacional otorgada por la Superintendencia de Bancos de la República de Panamá, según resolución S. B. No. 214 – 2004 emitida el 17 de septiembre de 2004. Tiene como objeto social principal realizar operaciones de préstamos, leasing internacional y otras actividades para financiar capital de trabajo de diversas compañías. Sobre los estados financieros al 31 de diciembre 2009 y 2008 el auditor externo de la compañía emitió su informe sin salvedades de fecha 30 de enero de 2010.

Fiduciaria Corficolombiana S.A. – Es una sociedad de servicios financieros establecida de acuerdo con las leyes colombianas el 4 de septiembre de 1991 mediante Escritura Pública No. 2803 de la Notaría Primera de Cali.

El término de duración de la Fiduciaria expira el 4 de septiembre del año 2090. Este término puede ser extendido por decisión de la Asamblea de Accionistas.

La Fiduciaria tiene por objeto exclusivo el desarrollo de todos los negocios fiduciarios regulados por la ley y por las normas que la complementen y adicionen, sobre toda clase de bienes muebles e inmuebles, corporales e incorporales. Sobre los estados financieros al 30 de junio de 2010 y 31 de diciembre de 2009 y al 31 de diciembre y 30 de junio de 2009 el revisor fiscal de la compañía emitió sus dictámenes sin salvedades de fechas 12 de julio de 2010 y 22 de enero de 2010 respectivamente.

Organización Pajonales S.A. – Fue constituida como sociedad anónima establecida de acuerdo con las Leyes Colombianas, mediante escritura pública No. 1048 del 2 de mayo de 1980, otorgada en la Notaria 2a de Ibagué (Tolima), e inscrita en la Cámara de Comercio de Ibagué el 5 de mayo de 1980 bajo el No. 4331 del libro respectivo.

Según escritura pública No. 0003509 del 21/12/06 de la Notaria 3ª de Ibagué, inscrita el 28/12/06 bajo el No. 0035795 del libro IX, la sociedad cambio su nombre de Compañía Agropecuaria e Industrial Pajonales S.A. por el de Organización Pajonales S.A.

El objeto social de la compañía es explotar industrialmente la agricultura, la ganadería y la selvicultura; la inversión o promoción de empresas agrícolas, ganaderas, forestales, agroindustriales, de construcción, inmobiliarias, comerciales e industriales. Sobre los estados financieros al 30 de junio de 2010 y 31 de diciembre de 2009 y al 31 de diciembre y 30 de junio de 2009 el revisor fiscal de la compañía emitió sus dictámenes sin salvedades de fechas 15 de julio de 2010 y 26 de enero de 2010 respectivamente.

Hoteles Estelar S.A. – Tiene como objeto social la promoción, construcción, administración y explotación de hoteles; la promoción de compañías cuya actividad sea la actividad inmobiliaria y la propiedad raíz y la adquisición, enajenación, arrendamiento y administración de bienes muebles e inmuebles. Sobre los estados financieros al 30 de junio de 2010 y 31 de diciembre de 2009 y al 31 de diciembre y 30 de junio de 2009 el revisor fiscal de la compañía emitió sus dictámenes sin salvedades de fechas 6 de julio de 2010 y 3 de febrero de 2010 respectivamente.

Gas Comprimido del Perú S. A. – Tiene como objeto social la exploración, producción generación, almacenaje, envase, transporte y/o transmisión, distribución y comercialización de cualquier tipo de energía en cualquier forma o estado. La sociedad fue constituida el 3 de abril de 2009 y protocolizada mediante escritura pública otorgada ante notario en la ciudad de Lima registro 12302719 del Sunarp. Su domicilio es Lima Perú y fue creada con un periodo de duración indefinido. Esta compañía al 30 de junio de 2010 y 31 de diciembre de 2009 no tenía auditor externo, por lo cual los estados financieros a dichas fechas son no auditados.

Valora S.A. – Tiene como objeto social la administración, asesoría, planeamiento, promoción, mercadeo, comercialización, desarrollo, intermediación, inversión y ejecución de cualquier tipo de actividades en el sector industrial, comercial o de servicios y la exportación, importación, producción, compra y venta de toda clase de bienes y servicios y la inversión en bienes muebles e inmuebles. Sobre los estados financieros al 30 de junio de 2010 y 31 de diciembre de 2009 y al 31 de diciembre y 30 de junio de 2009 el revisor fiscal de la compañía emitió sus dictámenes sin salvedades de fechas 2 de julio de 2010 y 25 de enero de 2010 respectivamente.

Proyectos de Infraestructura S.A. – Antes Hacienda El Carmen Ltda., es una sociedad anónima, establecida de acuerdo con las leyes colombianas el 26 de marzo de 1985, según Escritura Pública No. 893 de la Notaría Primera de Cali. El término de duración de la compañía es hasta el 1 de marzo del año 2043.

Mediante Escritura Pública No. 562 de marzo 1 de 1993 de la Notaría Primera del Círculo de Cali, la sociedad Hacienda El Carmen Ltda., se transformó de Sociedad Limitada a Sociedad Anónima, y cambió su razón social de Hacienda El Carmen Ltda. a Proyectos de Infraestructura S. A. El objeto social de Proyectos de Infraestructura S. A. consiste principalmente en la construcción de obras públicas por el sistema de concesión, así como el desarrollo total o parcial de construcción de obras públicas y privadas bajo cualquier otro sistema distinto de la concesión. Sobre los estados financieros al 30 de junio de 2010 y 31 de diciembre de 2009 y al 31 de diciembre y 30 de junio de 2009 el revisor fiscal de la compañía emitió sus dictámenes sin salvedades de fechas 6 de julio de 2010 y 28 de enero de 2010 respectivamente.

Estudios, Proyectos e Inversiones de los Andes S.A. – Es una sociedad legalmente constituida por Escritura Pública número 12202 del 5 de enero de 1988, otorgada en la Notaria 5 de Bogotá. Reformada por Escritura Pública número 20023 del 13 de marzo de 1995 de la Notaria 28 de Bogotá. El domicilio principal es la ciudad de Bogotá D. C., la duración de la sociedad establecida por los estatutos es hasta el 5 de octubre del año 2036 pero podrá disolverse o prorrogarse antes de dicho término. El objeto principal es desarrollar los proyectos de infraestructura de servicios públicos, construir carreteras, vías y en general redes viales, invertir en todo tipo de proyectos de infraestructura a nivel nacional o regional. Su domicilio principal está en Bogotá. Sobre los estados financieros al 30 de junio de 2010 y 31 de diciembre de 2009 y al 31 de diciembre y 30 de junio de 2009 el revisor fiscal de la compañía emitió sus dictámenes sin salvedades de fechas 12 de julio de 2010 y 15 de febrero de 2010 respectivamente.

Promotora y Comercializadora Turística Santamar S.A. – Es una sociedad creada mediante escritura pública número 0061 de enero 20 de 1998 de la notaría 09 del circulo de Bucaramanga, reformada mediante escritura pública número 410 de fecha marzo 10 de 1998, con vigencia hasta diciembre 31 de 2050. La empresa tiene como objeto principal estructurar, desarrollar, poner en marcha y promover el complejo turístico denominado Santamar Club, mediante el sistema de tiempo compartido, provenientes del proyecto turístico y hotelero Santamar Club y operar, mantener y administrar establecimientos constituidos bajo cualquiera de las modalidades de tiempo compartido, así mismo podrá delegar ya sea la operación, mantenimiento o administración de éstos establecimientos, en la actualidad opera y administra el Hotel Santamar y Centro de Convenciones. Ubicada en Santa Marta. Sobre los estados financieros al 31 de diciembre 2009 y 2008 el revisor fiscal de la compañía emitió su Dictamen sin salvedades de fecha 20 de enero de 2010.

Colombiana de Licitaciones y Concesiones Ltda. – Concecol – Se constituyó el 30 de noviembre de 1994, mediante Escritura Pública número 6626, de la Notaría 18 de Bogotá; su duración es hasta el 30 de noviembre del 2044. Su objeto social es la promoción, estructuración y participación en todo tipo de proyectos de infraestructura, pudiendo para el efecto celebrar cualquier modalidad de contrato, en especial el contrato de concesión, con el Estado y con otras entidades descentralizadas de cualquier nivel; la presentación de propuestas u ofertas en licitaciones públicas y privadas de cualquier clase de proyectos de infraestructura, en especial servicios públicos, generación y transformación de energía, transporte y carreteras, puertos y comunicaciones; la asesoría integral a terceros en toda clase de proyectos de infraestructura, encaminada a determinar la viabilidad y conveniencia de los mismos, sus

esquemas financieros y la formulación de propuestas, pudiendo igualmente gestionar la obtención de créditos para su implementación y desarrollo. Su domicilio se encuentra en Bogotá. Sobre los estados financieros al 30 de junio de 2010 y 31 de diciembre de 2009 y al 31 de diciembre y 30 de junio de 2009 el revisor fiscal de la compañía emitió sus dictámenes sin salvedades de fechas 13 de julio de 2010 y 15 de febrero de 2010 respectivamente.

Tejidos Sintéticos de Colombia S.A. – Fue constituida el 27 de junio de 1985 mediante Escritura Pública número 1946 en la ciudad de Bucaramanga, tiene una duración hasta el 31 de diciembre del año 2085. Su objeto social es el montaje y explotación de fábricas para la producción de artículos elaborados con materia plástica y otros materiales afines. Ubicados en la Zona Industrial Chimita Km. 1, Bucaramanga. Sobre los estados financieros al 31 de diciembre 2009 y 2008 el revisor fiscal de la compañía emitió su informe sin salvedades de fecha 29 de enero de 2010.

Plantaciones Unipalma de los Llanos S.A. - Unipalma S.A. – Se constituyó mediante Escritura Pública número 2.627 de la Notaría 1a. de Cali, el 20 de junio de 1966 bajo el nombre de "Metales Suramericanos Limitada", posteriormente mediante Escritura Pública número 6388 del 23 de enero de 1986 de la Notaría 4a. de Bogotá, cambió su nombre por el que en la actualidad posee. Su objeto social es el cultivo de la palma africana en sus diferentes variedades y su explotación industrial, así como la prestación de servicios de asistencia técnica relacionados con el cultivo y exportación de la palma africana. Su domicilio principal es la ciudad de Bogotá. Sobre los estados financieros al 30 de junio de 2010 y 31 de diciembre de 2009 y al 31 de diciembre y 30 de junio de 2009 el revisor fiscal de la compañía emitió sus dictámenes sin salvedades de fechas 16 de julio de 2010 y 27 de febrero de 2010 respectivamente.

Pizano S.A. en restructuración - Fue constituida el 11 de septiembre de 1962 bajo escritura pública No. 4900 de la Notaría Cuarta de Bogotá. Su duración legal se extiende hasta el 11 de septiembre del 2050. El objeto social de la Compañía es la transformación de la madera, la elaboración de artículos o productos industriales, materiales de construcción, decoración y terminados con base en maderas.

El revisor fiscal de Pizano S.A. en restructuración, indica en su informe del 12 de febrero de 2009 que sobre los estados financieros consolidados de Pizano S.A. en restructuración al 31 de diciembre de 2009:

- Para efectos de los estados financieros consolidados de Pizano S.A. en restructuración al 31 de diciembre de 2009, no se incluyeron en el consolidado al 31 de diciembre de 2009 las compañías C.I. Pizano Trading S.A. y Sociedad Portuaria la Loma S.A., las cuales no se consolidan por encontrarse en proceso de liquidación.

- Se incluyó párrafo de énfasis para informar sobre el cambio del método de depreciación en planta de Tablex III, pasando de línea recta a unidades de producción, de forma que se logre una mejor asociación de costos con los beneficios actuales de esta planta. El efecto de este cambio en estimación contable representó un menor costo por depreciación en el año 2009 de aproximadamente $ 2.675.

- Los estados financieros de Maderas del Darién S.A. y Manufacturas Terminadas S.A. fueron auditados por otro revisor fiscal quien en sus informes del 26 de enero de 2010, emitió opiniones sin salvedades sobre los mismos. Mi opinión en lo que se refiere a las cifras de esas entidades, incluidas en los estados financieros consolidados adjuntos, se basa únicamente en los informes recibidos del revisor fiscal de Maderas del Darién S.A. y Manufacturas Terminadas S.A. que me fueron suministrados.

Sobre los estados financieros al 31 de diciembre 2009 y 2008 el revisor fiscal de la compañía emitió su informe sin salvedades de fecha 12 de febrero de 2010.

Estudios y Proyectos del sol S.A. – Tiene como objeto social la promoción, estructuración y participación en todo tipo de proyectos de infraestructura, pudiendo para el efecto celebrar cualquier modalidad de contrato, en especial el contrato de concesión, con el Estado y con otras entidades descentralizadas de cualquier nivel; la presentación de propuestas u ofertas en licitaciones públicas y privadas de cualquier clase de proyectos de infraestructura, en especial servicios públicos, generación y transformación de energía, transporte y carreteras, puertos y comunicaciones. Su domicilio se encuentra en Bogotá. Constituida por escritura pública 10308 de notaria 71 de Bogotá el 20 de diciembre de 2007, con un período de duración hasta el 20 de diciembre de 2037. Sobre los estados financieros al 30 de junio de 2010 y 31 de diciembre de 2009 y al 31 de diciembre y 30 de junio de 2009 el revisor fiscal de la compañía emitió sus dictámenes sin salvedades de fechas 12 de julio de 2010 y 28 de febrero de 2010 respectivamente.

Industrias Lehner S.A. – Tiene como objeto social la fabricación y comercialización de productos utilizados en la industria de la construcción, elaborados con base en aluminio, vidrio y madera. Fue constituida el 5 de octubre de 1957, mediante escritura pública 4714 de la Notaría Segunda de Cali, con un periodo de duración hasta el 7 de mayo de 2096. Su domicilio principal es la cuidad de Palmira y el ámbito de sus operaciones, se extiende a Norte América, Centro América y Sur América.

Al 30 de junio de 2010 la Compañía arrojó pérdidas netas de $3.682.3, con lo cual el patrimonio asciende a $22.805,4. La administración de la empresa ha establecido un plan de trabajo encaminado a la recuperación financiera, con la finalidad de obtener niveles de rentabilidad aceptables que le permitan un mejoramiento de su capacidad financiera.

Los activos, pasivos, patrimonio y resultados de la matriz y sus subordinadas al 30 de junio de 2010 y 31 de diciembre de 2009, son los siguientes:

	Junio de 2010				
	Activo	Pasivo	Patrimonio	Utilidad (Pérdida) del Ejercicio	Directo Partic.
Matriz y sus subordinadas financieras	$ 7.241.840,7	$ 4.632.932,2	$ 2.608.908,5	$ 263.217,8	
Colombiana de Concesiones y Licitaciones Ltda.	89.411,7	58.510,6	30.901,1	743,1	100,00%
Estudios, Proyectos e Inversiones de los Andes S. A.	640394,3	538.217,1	102.177,2	28.008,7	94,87%

FILE No. 823437

	Junio de 2010				
	Activo	Pasivo	Patrimonio	Utilidad (Pérdida) del Ejercicio	Directo Partic.
Hoteles Estelar de Colombia S. A.	278.372,2	103.328,6	175.043,6	4.312,8	84,91%
Industrias Lehner S. A.	84.494,6	61.688,7	22.805,9	(3.682,3)	49,83%
Estudios y Proyectos del Sol S. A.	33.718,3	18.257,5	15.460,8	(455,3)	94,98%
Organización Pajonales S. A.	162.201,0	52.691,1	109.509,9	(503,4)	94,99%
Pizano S. A.	344.082,9	134.967,9	209.115,0	411,0	39,99%
Plantaciones Unipalma de los Llanos S. A.	110.532,9	19.495,5	91.037,4	1.817,8	54,53%
Promotora y Comercializadora Santamar S. A.	19.017,2	2.562,3	16.454,9	138,0	84,55%
Proyectos de Infraestructura S. A.	304.558,5	186.888,1	117.670,4	26.289,4	88,25%
Tejidos Sintéticos de Colombia S. A.	33.827,4	11.578,0	22.249,4	(53,8)	94,99%
Valora S. A.	34.614,1	1.772,2	32.841,9	565,8	94,95%
Gas Comprimido del Perú	19.502,3	14.156,7	5.345,6	(2.028,0)	80,00%
Eliminaciones por consolidación	(716.726,5)	218.930,2	(935.656,7)	(54.420,4)	
	$ 8.679.841,6	$ 6.055.976,7	$ 2.623.864,9	$ 264.361,2	

	Diciembre de 2009				
	Activo	Pasivo	Patrimonio	Utilidad (Pérdida) del Ejercicio	Directo Partic.
Matriz y sus subordinadas financieras	$ 6.555.528,6	$ 4.047.419,1	$ 2.508.109,5	$ 520.659,9	
Colombiana de Concesiones y Licitaciones Ltda.	74.604,8	42.559,3	32.045,5	2.432,2	100,00%
Estudios, Proyectos e Inversiones de los Andes S. A.	321.337,0	227.499,5	93.837,5	18.526,8	94,87%
Hoteles Estelar de Colombia S. A.	272.846,0	100.663,9	172.182,1	5.980,0	84,91%
Industrias Lehner S. A.	82.328,9	55.789,6	26.539,3	(3.498,8)	49,83%
Estudios y Proyectos del Sol S. A.	9.035,7	61,0	8.974,7	(33,1)	94,98%
Organización Pajonales S. A.	146.454,4	35.936,7	110.517,7	(1.774,0)	94,99%
Pizano S. A.	336.971,8	128.226,0	208.745,8	1.320,3	39,99%
Plantaciones Unipalma de los Llanos S. A.	107.179,2	16.757,1	90.422,1	853,0	54,53%
Promotora y Comercializadora Santamar S. A.	19.126,8	2.810,0	16.316,8	157,2	84,55%
Proyectos de Infraestructura S. A.	310.487,4	191.296,3	119.191,1	27.285,8	88,25%
Tejidos Sintéticos de Colombia S. A.	32.952,0	10.569,0	22.383,0	147,3	94,99%
Valora S. A.	34.772,0	1.795,4	32.976,6	613,5	94,95%
Gas Comprimido del Perú	8.394,5	690,1	7.704,4	(1.109,2)	80,00%
Eliminaciones por consolidación	(733.719,7)	191.076,6	(924.796,3)	(56.374,5)	
	$ 7.578.299,4	$ 5.053.149,6	$ 2.525.149,8	$ 515.186,4	

2. PRINCIPALES POLÍTICAS CONTABLES

A continuación se describen las principales políticas y prácticas que la Corporación ha adoptado en concordancia con lo anterior:

a. *Contabilidad básica y de consolidación* – Las políticas de contabilidad y de preparación de los estados financieros consolidados de la Corporación y de las subordinadas nacionales están de acuerdo con las normas contables establecidas por la Superintendencia Financiera de Colombia y en lo no previsto en ellas, de acuerdo con las normas y principios contables establecidos en Colombia. La subordinada extranjera los prepara de acuerdo con las normas internacionales de contabilidad (NIC) y por normas y prácticas contables vigentes en el país donde opera. Para efectos de la consolidación se efectuaron ajustes y reclasificaciones para adaptarlos a las normas establecidas por la Superintendencia Financiera de Colombia.

   Las cuentas y transacciones entre la matriz, sus subordinadas, y entre éstas, fueron eliminadas en la consolidación de los estados financieros.

b. *Disponible* – Registra los recursos de alta liquidez con que cuenta la Corporación y subordinadas tales como: caja, depósitos, en el Banco de la República, depósitos en bancos tanto en moneda nacional como en moneda extranjera y en otras entidades financieras tanto del país como del exterior.

   Los descubiertos en cuentas corrientes bancarias se constituyen en obligaciones a favor del respectivo establecimiento bancario y se reflejan en la cuenta pasiva de descubiertos en cuenta corriente bancaria.

   El valor de los cheques girados por la Corporación y de las subordinadas nacionales, que no hayan sido cobrados luego de seis (6) meses de girados se reclasifica en la cuenta pasiva cheques girados no cobrados.

   Por instrucciones contables impartidas por la Superintendencia Financiera, las entidades financieras para cubrir eventuales pérdidas originadas por partidas pendientes de aclarar en las conciliaciones bancarias, deben provisionar las notas débito extractadas no contabilizadas y las notas crédito contabilizadas no extractadas que poseen más de 30 días cuando sea en moneda nacional y 60 días cuando sea de moneda extranjera, de permanencia en dichas conciliaciones.

c. *Operaciones repo, simultáneas y de transferencia temporal de valores* – En las operaciones repo, simultáneas y de transferencia temporal de valores se presenta un intercambio de valores y de dinero entre las partes. En el caso de la operación de transferencia temporal de valores respaldada por valores, el intercambio se realiza entre valores.

   En estas operaciones una de las partes, el enajenante (u originador en la Ttv), entrega valores al adquirente (receptor en la Ttv), y al hacerlo le transfiere la propiedad de éstos. A cambio, el adquirente (o receptor en la Ttv) le entrega dinero al enajenante u originador. En

el caso de la transferencia temporal de valores (Ttv) respaldada por valores, el receptor entrega valores al originador y al hacerlo le transfiere la propiedad de éstos.

La transferencia de la propiedad es parte integral y principal de la estructura legal de estas operaciones, con ella se busca proteger a la contraparte en caso de un incumplimiento de quien entregó los valores.

De acuerdo con la norma, los valores se deben mantener registrados en el balance de quien inicialmente los entrega y esta entidad es quien debe valorarlos y reconocer los riesgos propios de los mismos. Así mismo, los flujos de efectivo que generen los valores dentro del plazo de la operación le deben ser restituidos a quien los entregó inicialmente en la misma.

Estas consideraciones se reflejan contablemente de la siguiente manera:

El enajenante, el originador o el receptor, según sea el caso, deben reclasificar dentro de su balance los valores que han entregado en una operación repo, simultánea o de transferencia temporal de valores y adicionalmente, deberán registrarlos dentro de sus cuentas de orden para revelar la entrega de los mismos.

El adquirente, el receptor o el originador según sea al caso, deben registrar en sus cuentas de orden el recibo de los valores provenientes de las operaciones mencionadas.

Las entidades participes en operaciones repo, simultáneas y de transferencia temporal de valores deben registrar los recursos dinerarios provenientes de estas operaciones dentro de sus respectivos balances como una obligación o un derecho, según sea la posición en que se encuentre.

Los valores transferidos con ocasión de operaciones repo, simultánea y de transferencia temporal de valores sólo se registran en el balance del adquirente, del receptor o del originador, según sea el caso, en el momento en que se presente el incumplimiento de la respectiva operación o una de las partes de la operación sea objeto de un procedimiento concursal, de una toma de posesión para liquidación o de acuerdos globales de reestructuración de deudas.

En el mencionado evento, el enajenante, el originador o el receptor también debe retirar de su balance los valores entregados con ocasión de la celebración de las mencionadas operaciones.

Los valores obtenidos como consecuencia de la celebración de operaciones de transferencia temporal de valores, repo o simultánea que sean entregados nuevamente por la realización de alguna de las mencionadas operaciones, se registran únicamente a través de cuentas de orden.

Cuando se cumpla la operación a través de la cual se obtuvieron inicialmente los valores, se deberá revertir el registro realizado en cuentas de orden y en su lugar se aplicará la regla prevista en la tercera consideración para los valores entregados en desarrollo de las operaciones repo, simultáneas y de transferencia temporal de valores.

Cuando el adquirente, el originador o el receptor incurran en una posición en corto deberán registrar en su balance una obligación financiera a favor del enajenante, originador o receptor iniciales por el precio justo de intercambio de los respectivos valores.

Los rendimientos de las operaciones repo o de las operaciones simultáneas se deben causar por las partes exponencialmente durante el plazo de la respectiva operación y serán un gasto o un ingreso para cada una de éstas, según corresponda.

La posición activa en una operación Repo o simultánea se presenta cuando una persona adquiere valores, a cambio de la entrega de una suma de dinero, asumiendo en dicho acto y momento el compromiso de transferir nuevamente la propiedad al "enajenante" el mismo día o en una fecha posterior y a un precio determinado, de valores de la misma especie y características. A este participante en la operación se le denominará: "adquiriente".

La posición pasiva en una operación Repo o simultánea se presenta cuando una persona transfiere la propiedad de valores, a cambio del pago de una suma de dinero, asumiendo en este acto y momento el compromiso de adquirirlos nuevamente de su contraparte o de adquirir de ésta valores de la misma especie y características el mismo día o en una fecha posterior y a un precio monto predeterminado. A este participante en la operación se le denominará: "enajenante".

d. *Fondos interbancarios* – Se consideran fondos interbancarios aquellos que coloca (recibe) una entidad financiera en (o de) otra entidad financiera en forma directa sin mediar para ello pacto de transferencia de inversiones o de cartera de créditos. Son operaciones conexas al objeto social que se pactan a un plazo no mayor a treinta (30) días comunes, siempre y cuando con ella se busque aprovechar excesos o suplir defectos de liquidez.

   Las operaciones de fondos interbancarios comprenden igualmente las transacciones denominadas 'over-night', realizadas con bancos del exterior utilizando fondos de la entidad financiera nacional.

e. *Inversiones* – Incluye las inversiones adquiridas por la Corporación y subordinadas con la finalidad de mantener una reserva secundaria de liquidez, de adquirir el control directo o indirecto de cualquier sociedad del sector financiero o servicios técnicos, de cumplir con disposiciones legales o reglamentarias, o con el objeto exclusivo de eliminar o reducir significativamente el riesgo de mercado a que están expuestos los activos, pasivos u otros elementos de los estados financieros.

   A continuación se indica la forma en que se clasifican, valoran y contabilizan los diferentes tipos de inversión:

Clasificación	Plazo	Características	Valoración	Contabilización
Negociables en títulos de deuda	Corto plazo	Títulos adquiridos con el propósito de obtener utilidades por las fluctuaciones del	Utilizan los precios justos de intercambio, tasas de referencia y/o márgenes, que calcula y publica diariamente la Bolsa de Valores de	La diferencia que se presente entre el valor actual de mercado y el inmediatamente anterior se registra como mayor o

Clasificación	Plazo	Características	Valoración	Contabilización
		precio.	Colombia.	menor valor de la inversión y su contrapartida afecta los resultados del período. A partir del 12 de junio de 2007, en cumplimiento con la Circular Externa 014 de 2007 de la Superintendencia Financiera de Colombia, las inversiones se valoran a precios de mercado, a partir del mismo día de su adquisición, por tanto, la contabilización de los cambios entre el costo de adquisición y el valor de mercado de las inversiones se realiza a partir de la fecha de compra.
Para mantener hasta el vencimiento	Hasta su vencimiento	Títulos respecto de los cuales la Corporación tiene el propósito serio y la capacidad legal, contractual, financiera y operativa de mantenerlos hasta el vencimiento de su plazo de maduración.	En forma exponencial a partir de la tasa interna de retorno calculada en el momento de la compra.	El valor presente se contabiliza como un mayor valor de la inversión y su contrapartida se registra en los resultados del período.
Disponibles para la venta – títulos de deuda	Un año	Cumplido el año, el primer día hábil siguiente pueden reclasificar a las categorías antes mencionadas.	Utilizan los precios justos de intercambio, tasas de referencia y márgenes, que calcula y publica diariamente la Bolsa de Valores de Colombia.	Los cambios que se presenten en estos valores o títulos de baja o mínima bursatilidad o sin ninguna cotización se contabilizan de acuerdo con el siguiente procedimiento: La diferencia entre el valor presente del día de la valoración y el inmediatamente anterior se registra como un mayor valor de la

Clasificación	Plazo	Características	Valoración	Contabilización
				inversión con abono a cuentas de resultados. La diferencia entre el valor de mercado y el valor presente se registra como una ganancia o pérdida acumulada no realizada, dentro de las cuentas del patrimonio.
Disponibles para la venta – títulos participativos	Sin plazo	Con baja o mínima bursatilidad, que no tienen cotización, títulos que mantiene la Corporación en su calidad de controlante o matriz.	Las inversiones en títulos participativos se valoran: Títulos Participativos emitidos y negociados en Colombia ,inscritos en bolsa de valores; estas inversiones se valoran con base el precio de valoración diaria publicado por un agente autorizado , Títulos participativos emitidos y negociados en Colombia, no inscritos en bolsa de valores; se valoran mensualmente y se aumentan o disminuyen en el porcentaje de participación de las variaciones patrimoniales, subsecuentes , calculadas con base en los últimos estados financieros certificados. Dichos estados financieros deben ser con corte al 30 de junio y 31 de diciembre de cada año o los más recientes, cuando sean conocidos y que no superen 6 meses de antigüedad y debidamente certificados.	Baja o mínima bursatilidad o sin ninguna cotización • La diferencia entre el valor de mercado o valor de la inversión actualizado y el valor por el cual se encuentra registrada la inversión, se contabiliza, así: Si es superior, en primera instancia disminuye la provisión o desvalorización hasta agotarla y el exceso se registra como superávit por valorización. Si es Inferior, afecta el superávit por valorización hasta agotarlo y el exceso se registra como una desvalorización. • Cuando los dividendos o utilidades se reparten en especie, incluidos los provenientes de la capitalización de la cuenta revalorización del patrimonio, se registra como ingreso la parte que ha sido contabilizada como

Clasificación	Plazo	Características	Valoración	Contabilización
				superávit por valorización, con cargo a la inversión y se revierte dicho superávit. Cuando los dividendos o utilidades se reparten en efectivo, se registra como ingreso el valor contabilizado como superávit por valorización, revirtiendo dicho superávit y el monto de los dividendos que excede el mismo se contabiliza como un menor valor de la inversión. Alta y Media Bursatilidad La actualización del valor de mercado de los títulos de alta o media bursatilidad o que se coticen en bolsas del exterior internacionalmente reconocidas, se contabiliza como una ganancia o pérdida acumulada no realizada, dentro de las cuentas del patrimonio, con abono o cargo a la inversión. Los dividendos o utilidades que se reparten en especie o en efectivo, incluidos los provenientes de la capitalización de la cuenta revalorización del patrimonio, se registran como ingreso hasta el monto que le corresponde al inversionista.

Clasificación	Plazo	Características	Valoración	Contabilización
				Sobre las utilidades o revalorización del patrimonio del emisor contabilizadas por éste desde la fecha de adquisición de la inversión, con cargo a cuentas por cobrar.
Negociables Títulos participativos			Las inversiones en títulos participativos se valoran: Títulos Participativos emitidos y negociados en Colombia, inscritos en bolsa de valores, estas inversiones se valoran con base el precio de valoración diaria publicado por un agente autorizado.	Se contabiliza como una ganancia o pérdidas dentro del Estado de Resultados, con abono o cargo a la inversión.

Criterios para la valoración de inversiones – La determinación del valor o precio justo de intercambio de un valor o título, debe considerar todos los criterios necesarios para garantizar el cumplimiento del objetivo de la valoración de inversiones establecido en el Capítulo I de la Circular Externa 100 de 1995 emitida por la Superintendencia Financiera de Colombia y en todo caso los siguientes:

- Objetividad – La determinación y asignación del valor o precio justo de intercambio de un valor o título se debe efectuar con base en criterios técnicos y profesionales, que reconozcan los efectos derivados de los cambios en el comportamiento de todas las variables que puedan afectar dicho precio.

- Transparencia y representatividad – El valor o precio justo de intercambio de un valor o título se debe determinar y asignar con el propósito de revelar un resultado económico cierto, neutral, verificable y representativo de los derechos incorporados en el respectivo valor o título.

- Evaluación y análisis permanentes – El valor o precio justo de intercambio que se atribuya a un valor o título se debe fundamentar en la evaluación y el análisis permanentes de las condiciones del mercado, de los emisores y de la respectiva emisión. Las variaciones en dichas condiciones se deben reflejar en cambios del valor o precio previamente asignado, con la periodicidad establecida para la valoración de las inversiones determinada en la citada norma.

- Profesionalismo – La determinación del valor o precio justo de intercambio de un valor o título se debe basar en las conclusiones producto del análisis y estudio que realizaría un experto prudente y diligente, encaminados a la búsqueda, obtención, conocimiento y evaluación de toda la información relevante disponible, de manera tal que el precio que se determine refleje los montos que razonablemente se recibirían por su venta.

Con la Circular Externa 030 de 2009 – Se eliminó el índice de bursatilidad como referente de valoración, la cual empezó a regir a partir del el 24 de agosto de 2009, siendo actualmente el referente de la valoración de las inversiones.

Periodicidad de la valoración y del registro contable de la misma – La valoración de las inversiones se debe efectuar diariamente, a menos que en otras disposiciones se indique una frecuencia diferente.

Los registros contables necesarios para el reconocimiento de la valoración de las inversiones se deben efectuar con la misma frecuencia prevista para la valoración.

Las inversiones de las carteras colectivas y de los fideicomisos administrados por sociedades fiduciarias distintos de los patrimonios autónomos o de los encargos fiduciarios constituidos para administrar recursos pensiónales de la seguridad social se deben valorar por lo menos en forma mensual y sus resultados ser registrados con la misma frecuencia. No obstante, si los plazos de rendición de cuentas son menores, se deben acoger a éstos.

Reclasificación de las inversiones – Para que una inversión pueda ser mantenida dentro de una cualquiera de las categorías de clasificación de que trata el Capítulo I de la Circular Básica Contable y Financiera 100 de 1995, el respectivo valor o título debe cumplir con las características o condiciones propias de la clase de inversiones de la que forme parte. En cualquier tiempo, la Superintendencia puede ordenar a la entidad vigilada la reclasificación de un valor o título, cuando quiera que éste no cumpla con las características propias de la clase en la que pretenda ser clasificado o dicha reclasificación sea requerida para lograr una mejor revelación de la situación financiera del inversionista.

Las entidades vigiladas pueden reclasificar sus inversiones de conformidad con las siguientes disposiciones:

Reclasificación de las inversiones para mantener hasta el vencimiento a inversiones negociables – Hay lugar a reclasificar los valores o títulos de la categoría de inversiones para mantener hasta el vencimiento a la categoría de inversiones negociables cuando ocurra una cualquiera de las siguientes circunstancias:

- Deterioro significativo en las condiciones del emisor, de su matriz, de sus subordinadas ó de sus vinculadas.

- Cambios en la regulación que impidan el mantenimiento de la inversión.

- Procesos de fusión que conlleven la reclasificación o la realización de la inversión, con el propósito de mantener la posición previa de riesgo de tasas de interés o de ajustarse a la política de riesgo crediticio previamente establecida por la entidad resultante.

- Otros acontecimientos no previstos en los literales anteriores, previa autorización de la Superintendencia.

Reclasificación de las inversiones disponibles para la venta a inversiones negociables o a inversiones para mantener hasta el vencimiento – Hay lugar a reclasificar los valores o títulos de la categoría de inversiones disponibles para la venta a cualquiera de las otras dos categorías cuando:

- Se cumpla el plazo previsto en el numeral 3.3 del Capítulo I de la Circular Básica Contable y Financiera Circular Externa 100 de 1995.

- El inversionista pierda su calidad de matriz o controlante, si este evento involucra la decisión de enajenación de la inversión o el propósito principal de obtener utilidades por las fluctuaciones a corto plazo del precio, a partir de esa fecha.

- Se presente alguna de las circunstancias previstas en el numeral 4.1 del Capítulo I de la Circular Básica Contable y Financiera 100 de 1995.

- La inversión pase de baja o mínima bursatilidad o sin ninguna cotización, a alta o media bursatilidad. En este evento, sólo podrán ser reclasificadas de inversiones disponibles para la venta a inversiones negociables.

Cuando las inversiones para mantener hasta el vencimiento o inversiones disponibles para la venta se reclasifiquen a inversiones negociables, se deben observar las normas sobre valoración y contabilización de estas últimas. En consecuencia, las ganancias o pérdidas no realizadas se deben reconocer como ingresos o egresos el día de la reclasificación.

En los eventos en los que se reclasifique una inversión, la entidad de que se trate debe comunicar a la Superintendencia la reclasificación efectuada, a más tardar dentro de los diez (10) días comunes siguientes a la fecha de la misma, indicando las razones que justifican tal decisión y precisando sus efectos en el estado de resultados.

Los valores o títulos que se reclasifiquen con el propósito de formar parte de las inversiones negociables, no pueden volver a ser reclasificados.

Provisiones o pérdidas por calificación de riesgo crediticio – El precio de los valores o títulos de deuda, así como el de los valores o títulos participativos con baja o mínima bursatilidad o sin ninguna cotización, debe ser ajustado en cada fecha de valoración con fundamento en la calificación de riesgo crediticio, de conformidad con las siguientes disposiciones:

Salvo en los casos excepcionales que establezca la Superintendencia, no estarán sujetos a las disposiciones de este numeral los valores o títulos de deuda pública interna o externa emitidos o avalados por la Nación, los emitidos por el Banco de la República y los emitidos o garantizados por el Fondo de Garantías de Instituciones Financieras – FOGAFÍN.

Valores o títulos de emisiones o emisores que cuenten con calificaciones externas – Los valores o títulos de deuda que cuenten con una o varias calificaciones otorgadas por calificadoras externas reconocidas por la Superintendencia Financiera, o los valores o

títulos de deuda emitidos por entidades que se encuentren calificadas por éstas, no pueden estar contabilizados por un monto que exceda los siguientes porcentajes de su valor nominal neto de las amortizaciones efectuadas hasta la fecha de valoración:

Calificación largo plazo	Valor máximo %	Calificación corto plazo	Valor máximo %
BB+,BB,BB-	Noventa (90)	3	Noventa (90)
B+,B,B-	Setenta (70)	4	Cincuenta (50)
CCC	Cincuenta (50)	5 y 6	Cero (0)
DD,EE	Cero (0)		

Valores o títulos de emisiones o emisores no calificados – Para los valores o títulos de deuda que no cuenten con una calificación externa, para valores o títulos de deuda emitidos por entidades que no se encuentren calificadas o para valores o títulos participativos, el monto de las provisiones se debe determinar con fundamento en la metodología que para el efecto determine la entidad inversionista. Dicha metodología debe ser aprobada de manera previa por la Superintendencia que ejerza vigilancia sobre la respectiva entidad.

El precio de los títulos y/o valores de deuda de que tratan los literales c. y e. del numeral 6.1.1 y el numeral 6.1.2, así como el de los títulos y/o valores participativos con baja o mínima bursatilidad o sin ninguna cotización, debe ser ajustado en cada fecha de valoración con fundamento en la calificación de riesgo crediticio.

Casos en los que no existen, para el día de la valoración, precios justos de intercambio determinados de acuerdo con el literal a. del numeral 2.1, ni márgenes a los que se refiere el literal b., ídem, pero sí existen tasas de referencia."

Aquellos valores que no se puedan valorar de conformidad con los literales anteriores de este numeral, se deben valorar en forma exponencial a partir de la tasa interna de retorno calculada con sujeción a lo previsto en el numeral 6.1.2 de la presente norma, en cuyo caso el valor por el cual se encuentra registrada la inversión se debe tomar como el valor de compra. Este procedimiento se debe mantener hasta tanto el valor pueda ser valorado con sujeción a algunos de los mencionados literales.

Las entidades inversionistas que no cuenten con una metodología interna aprobada para la determinación de las provisiones a que hace referencia el presente numeral, se deben sujetar a lo siguiente:

Categoría	Riesgo	Características	Provisiones
A	Normal	Cumplen con los términos pactados en el valor o título y cuentan con una adecuada capacidad de pago de capital e intereses.	No procede.
B	Aceptable	Corresponde a emisiones que presentan factores de incertidumbre que podrían afectar la capacidad de seguir	El valor neto no puede ser superior al ochenta por ciento (80%) de su valor nominal neto de las amortizaciones

Categoría	Riesgo	Características	Provisiones
		cumpliendo adecuadamente con los servicios de la deuda. Así mismo, sus estados financieros y demás información disponible, presentan debilidades que pueden afectar su situación financiera.	efectuadas hasta la fecha de valoración para los títulos de deuda, y del costo de adquisición en el caso de títulos participativos.
C	Apreciable	Corresponde a emisiones que presentan alta o media probabilidad de incumplimiento en el pago oportuno de capital e intereses. De igual forma, sus estados financieros y demás información disponible, muestran deficiencias en su situación financiera que comprometen la recuperación de la inversión.	El valor neto no puede ser superior al sesenta por ciento (60%) de su valor nominal neto de las amortizaciones efectuadas hasta la fecha de valoración para los títulos de deuda y del costo de adquisición en el caso de títulos participativos.
D	Significativo	Corresponde a aquellas emisiones que presentan incumplimiento en los términos pactados en el título, así como sus estados financieros y demás información disponible presentan deficiencias acentuadas en su situación financiera, de suerte que la probabilidad de recuperar la inversión es altamente dudosa.	El valor neto no puede ser superior al cuarenta por ciento (40%) de su valor nominal neto de las amortizaciones efectuadas hasta la fecha de valoración para los títulos de deuda y del costo de adquisición en el caso de títulos participativos.
E	Incobrable	Emisores que de acuerdo con sus estados financieros y demás información disponible se estima que la inversión es incobrable. Así mismo, si no se cuenta con los estados financieros con menos de seis (6) meses contados desde la fecha de la valoración.	El valor de estas inversiones debe estar totalmente provisionado.

f. *Cartera de créditos y contratos de Leasing* – El Capítulo II de la Circular Básica Contable y Financiera referente a la Gestión del Riesgo de Crédito, la clasificación de la cartera de créditos y los contratos leasing y las provisiones presentan como base los siguientes criterios:

- Se tienen como vivienda los créditos que independientemente de su monto, son otorgados a personas naturales destinadas a la adquisición de vivienda nueva o usada o a la construcción de vivienda individual.

- Los créditos de consumo son aquellos otorgados independiente de su monto a personas naturales cuyo objeto sea financiar la adquisición de bienes de consumo o el pago de servicios para fines no comerciales o empresariales, distintos a los otorgados bajo la modalidad de microcrédito.

- Se clasificarán como microcréditos el conjunto de operaciones activas de crédito otorgadas a microempresas en las cuales la principal fuente de pago de la obligación

provenga de los ingresos derivados de su actividad cuyo saldo de endeudamiento del deudor no podrá exceder de ciento veinte (120) salarios mínimos mensuales legales vigentes al momento de la aprobación de la respectiva operación activa de crédito. Se entiende por saldo de endeudamiento el monto de las obligaciones vigentes a cargo de la correspondiente microempresa con el sector financiero y otros sectores, que se encuentren en los registros de los operadores de bancos de datos consultados por el respectivo acreedor, excluyendo los créditos hipotecarios para financiación de vivienda y adicionando el valor de la nueva obligación. Se tendrá por definición de microempresa aquella consagrada en las disposiciones normativas vigentes

- Serán créditos comerciales los otorgados a personas naturales o jurídicas para el desarrollo de actividades económicas organizadas, distintos a los otorgados bajo la modalidad de microcrédito.

Para créditos de vivienda las compañías de financiamiento comercial no están autorizadas para su realización. Hasta la fecha, Leasing Corficolombiana S.A. no ha suscrito contratos de leasing ni ha realizado desembolsos de crédito bajo la clasificación de microcréditos.

Se realizará el alineamiento de las calificaciones de sus deudores atendiendo los siguientes criterios:

- Para efectos de homologar las calificaciones de riesgo en los reportes de endeudamiento y en el registro en los estados financieros se deben aplicar la siguiente tabla de alineación en la modalidad de cartera comercial:

Agregación categorías reportadas	
Categoría de reporte	**Categoría agrupada**
AA	A
A	B
BB	B
B	C
CC	C
D	D
E	E

Cuando en virtud de la implementación del modelo de referencia los clientes calificados como incumplidos deberán ser homologados de la siguiente manera:

Categoría agrupada E = Aquellos clientes incumplidos cuya PDI asignada sea igual al cien por ciento (100%).

Categoría agrupada D = Los demás clientes calificados como incumplidos.

- Para efectos de homologar las calificaciones de riesgo en los reportes de endeudamiento

y en el registro en los estados financieros se deben aplicar la siguiente tabla de alineación en la modalidad de cartera de consumo:

Agregación categorías reportadas	
Categoría de Reporte	**Categoría agrupada**
AA	A
A con mora actual entre 0-30 días	A
A con mora actual mayor a 30 días	B
BB	B
B	C
CC	C
D	D
E	E

Cuando en virtud de la implementación del modelo de referencia los clientes calificados como incumplidos deberán ser homologados de la siguiente manera:

Categoría agrupada E = Aquellos clientes incumplidos cuya PDI asignada sea igual al cien por ciento (100%).

Categoría agrupada D = Los demás clientes calificados como incumplidos.

- El proceso de alineamiento interno se realizará mensualmente para cada deudor llevando a la categoría de mayor riesgo los créditos de la misma modalidad otorgados a éste, salvo que demuestre a la Superintendencia Financiera la existencia de razones suficientes para su calificación en una categoría de menor riesgo.

- Las entidades financieras que de acuerdo con las disposiciones legales pertinentes están en la obligación de consolidar estados financieros, deben asignar igual calificación a los créditos de la misma modalidad otorgados a un deudor, salvo que demuestren a la Superintendencia Financiera la existencia de razones suficientes para su calificación en una categoría de menor riesgo.

- Las calificaciones deben alinearse con las de otras entidades financieras cuando al menos una de ellas reporte a un mismo deudor en una calificación agrupada igual o superior a C (C, D y E) y cuyo endeudamiento reportado en mayor riesgo por el sistema sea superior al 20%, según la última información disponible en la central de riesgos. Lo anterior salvo que demuestre la existencia de razones suficientes para su calificación en una categoría de riesgo diferente.

En cuanto a la suspensión de causación, ésta se suspenderá cuando un crédito según la modalidad presente una mora así: vivienda mora superior a 2 meses; consumo mora superior a 2 meses; microcrédito mora superior a 1 mes; y comercial mora superior a 3

meses. Por lo tanto, no afectarán el estado de resultados hasta que sean efectivamente recaudados. Mientras se produce su recaudo, el registro correspondiente se efectuará en cuentas de orden.

Aquellos créditos que entren en mora y que alguna vez hayan dejado de causar intereses, corrección monetaria, ajustes en cambio, cánones e ingresos por otros conceptos dejarán de causar dichos ingresos desde el primer día de mora. Una vez se pongan al día podrán volver a causar. Mientras se produce su recaudo, el registro correspondiente se llevará por cuentas de orden.

En aquellos casos en que, como producto de acuerdos de reestructuración o cualquier otra modalidad de acuerdo, se contemple la capitalización de intereses que se encuentren registrados en cuentas de orden o de los saldos de cartera castigada incluidos capital, intereses y otros conceptos, se contabilizarán como abono diferido en el Código 272035 y su amortización al estado de resultados se hará en forma proporcional a los valores efectivamente recaudados.

Mensualmente, Leasing Corficolombiana S.A. realiza el proceso de alineamiento el cual lleva a la categoría de mayor riesgo los créditos de la misma modalidad otorgados a éste, salvo que se demuestre a la Superintendencia Financia la existencia de razones suficientes para su calificación en una categoría de menor riesgo.

Los criterios y procedimientos para la evaluación de la cartera de clientes son los siguientes:

La evaluación se hará para todos los créditos y contratos de leasing vigentes. Esta evaluación debe hacerse al menos en los meses de mayo y noviembre, y sus resultados se registrarán al cierre del mes siguiente.

Los criterios para la evaluación mencionada anteriormente serán los siguientes:

a. Capacidad de pago del deudor y sus codeudores teniendo en cuenta las características del crédito, así como la liquidez esperada de acuerdo con los flujos de caja del deudor y la solvencia de sus avalistas y otros garantes, de conformidad con la información financiera actualizada y documentada.

b. Los flujos de ingresos y egresos, así como el flujo de caja del deudor y del proyecto a financiar. La solvencia del deudor, a través de variables como el nivel de endeudamiento y la calidad y composición de los activos, pasivos, patrimonio y contingencias del deudor o del proyecto.

c. Información proveniente de centrales de riesgos, consolidadas con el sistema, y de las demás fuentes de información comercial de que disponga la institución vigilada.

Reglas sobre clasificación y calificación del riesgo crediticio Cartera Comercial – Con entrada en vigencia del Modelo de Referencia Comercial "MRC" a partir de julio 1 de

2007, Los contratos de leasing y cartera comercial deben clasificarse en uno de los siguientes segmentos y categorías de riesgo crediticio según el Anexo 3 del Capítulo II de a Circular Básica Contable y Financiera:

Segmentación del portafolio –

El modelo de referencia de cartera comercial se basa en segmentos diferenciados por el nivel de los activos de los deudores bajo los siguientes criterios:

Clasificación de la cartera comercial por nivel de activos

Tamaño de empresa	Nivel de activos
Grandes Empresas	Más de 15.000 SMMLV
Medianas Empresas	Entre 5.000 y 15.000 SMMLV
Pequeñas Empresas	Menos de 5.000 SMMLV

Adicionalmente, se crea una categoría denominada "personas naturales" en la cual se agrupan todas las personas naturales que son deudores de crédito comercial.

La probabilidad de incumplimiento (PI) –

Corresponde a la probabilidad de que en un lapso de doce (12) meses los deudores de un determinado portafolio de cartera comercial incurran en incumplimiento con base en la definición realizada por la Superintendencia Financiera en el Anexo 3 del capítulo 2 de la Circular 100 de 1995, numeral 5.1. Las probabilidades que dicta el ente regulador por segmento son actualizadas periódicamente.

Con base en esta definición la Superintendencia Financiera determina para cada deudor la probabilidad de migrar entre su calificación vigente y la calificación propia del incumplimiento en los próximos 12 meses.

La pérdida dado el incumplimiento (PDI) –

Se define como el deterioro económico en que incurriría la entidad en caso de que se materialice alguna de las situaciones de incumplimiento. La PDI para deudores calificados en la categoría incumplimiento sufrirá un aumento paulatino de acuerdo con los días transcurridos después de la clasificación del deudor en incumplimiento. Los porcentajes a aplicar de PDI están definidos en el Anexo 3 del capítulo 2 de la Circular 100 de 1995, numeral 5.2 y los cuales se actualizan periódicamente.

El valor expuesto del activo –

Dentro del MRC, se entiende por valor expuesto del activo al saldo vigente de capital, intereses, cuentas por cobrar de intereses y otras cuentas por cobrar, de las obligaciones de la cartera comercial.

Los contratos de leasing y cartera comercial deben clasificarse en una de las siguientes categorías de riesgo crediticio:

Categoría "AA"

Las operaciones calificadas en esta categoría reflejan una estructuración y atención excelente. Los estados financieros de los deudores o los flujos de caja del proyecto, así como la demás información crediticia, indican una capacidad de pago optima, en términos del monto y origen de los ingresos con que cuentan los deudores para atender los pagos requeridos.

Las siguientes son condiciones objetivas mínimas para que un cliente tenga que estar clasificado en esta categoría:

- Los créditos o contratos nuevos serán calificados en el momento del otorgamiento en "AA", en cumplimiento con las políticas aprobación de crédito definidas.
- Los créditos o contratos ya otorgados que no presenten mora superior a 29 días en sus obligaciones contractuales, esto es entre 0 y 29 días en mora.

Sin embargo, Leasing Corficolombiana clasificará en categorías de mayor riesgo a deudores que independientemente de que cumplan con las condiciones anteriores presenten mayor riesgo por otros factores.
La calificación asignada al momento de otorgamiento tendrá validez sólo en el primer reporte de calificación, período después del cual el crédito se mantendrá en esta categoría si no presentó una mora en sus obligaciones diferente a la definida para esta categoría.

Categoría "A"

Las operaciones calificadas en esta categoría reflejan una estructuración y atención apropiadas. Los estados financieros de los deudores o los flujos de caja del proyecto, así como la demás información crediticia, indican una capacidad de pago adecuada, en términos del monto y origen de los ingresos con que cuentan los deudores para atender los pagos requeridos.

Las siguientes son condiciones objetivas mínimas para que un cliente tenga que estar clasificado en esta categoría:

- En esta categoría se deben clasificar los créditos nuevos cuya calificación asignada al momento de otorgamiento sea "A".
- Los créditos o contratos ya otorgados que presenten mora superior o igual a 30 días e inferior a 60 días en sus obligaciones contractuales, esto es entre 30 y 59 días en mora.

Sin embargo, Leasing Corficolombiana clasificará en categorías de mayor riesgo a deudores que independientemente de que cumplan con las condiciones anteriores presenten mayor riesgo por otros factores.

Categoría "BB"

Las operaciones calificadas en esta categoría están atendidas y protegidas de forma aceptable, pero existen debilidades que potencialmente pueden afectar, transitoria o permanentemente, la capacidad de pago del deudor o los flujos de caja del proyecto, en forma tal que, de no ser corregidas oportunamente, llegarían a afectar el normal recaudo del crédito o contrato.

Las siguientes son condiciones objetivas mínimas para que un cliente tenga que estar clasificado en esta categoría:

- En esta categoría se deben clasificar los créditos nuevos cuya calificación asignada al momento de otorgamiento sea "BB".

- Los créditos o contratos ya otorgados que presenten mora superior o igual a 60 días e inferior a 90 días en sus obligaciones contractuales, esto es entre 60 y 89 días en mora.

Sin embargo, Leasing Corficolombiana clasificará en categorías de mayor riesgo a deudores que independientemente de que cumplan con las condiciones anteriores presenten mayor riesgo por otros factores.

Categoría "B"

Se califican en esta categoría los créditos o contratos que presentan insuficiencias en la capacidad de pago del deudor o en los flujos de caja del proyecto, que comprometan el normal recaudo de la obligación en los términos convenidos.

Las siguientes son condiciones objetivas mínimas para que un cliente tenga que estar clasificado en esta categoría:

- En esta categoría se deben clasificar los créditos nuevos cuya calificación asignada al momento de otorgamiento sea "B".

- Los créditos o contratos ya otorgados que presenten mora superior o igual a 90 días e inferior a 120 días en sus obligaciones contractuales, es decir entre 90 y 119 días en mora.

Sin embargo, Leasing Corficolombiana clasificará en categorías de mayor riesgo a deudores que independientemente de que cumplan con las condiciones anteriores presenten mayor riesgo por otros factores.

Categoría "CC"

Se califican en esta categoría los créditos o contratos que presentan graves insuficiencias en la capacidad de pago del deudor o en los flujos de caja del proyecto, que comprometan significativamente el recaudo de la obligación en los términos convenidos.

Las siguientes son condiciones objetivas mínimas para que un cliente tenga que estar clasificado en esta categoría:

- En esta categoría se deben clasificar los créditos nuevos cuya calificación asignada al momento de otorgamiento sea "CC".
- Los créditos o contratos ya otorgados que presenten mora superior o igual a 120 días e inferior a 150 días en sus obligaciones contractuales, es decir entre 120 y 149 días en mora.

Sin embargo, Leasing Corficolombiana clasificará en categorías de mayor riesgo a deudores que independientemente de que cumplan con las condiciones anteriores presenten mayor riesgo por otros factores.

Categoría "incumplimiento "

Se entiende por incumplimiento el evento en el cual una operación de crédito cumple por lo menos con alguna de las siguientes condiciones:

- Créditos comerciales que se encuentren en mora mayor o igual a 150 días.
- Cuando el deudor registre obligaciones castigadas con la entidad o en el sistema, de acuerdo con la información proveniente de las centrales de riesgo o de cualquier otra fuente.
- Cuando al momento de la calificación el deudor registre obligaciones reestructuradas con la entidad en la misma modalidad, salvo que se trate de créditos de vivienda reestructurados a solicitud del deudor en aplicación de lo dispuesto en el artículo 20 de la Ley 546 de 1999.
- Cuando un deudor se encuentre en un proceso concursal o cualquier clase de proceso judicial o administrativo que implique la administración o liquidación forzosa del deudor.

Calificación de los créditos y de los contratos de leasing cartera Consumo – Con entrada en vigencia del Modelo de Referencia para cartera de Consumo "MRCO" a partir de julio 1 de 2008, Los contratos de leasing y cartera de consumo deben clasificarse en uno de los siguientes segmentos y categorías de riesgo crediticio según el Anexo 5 del Capítulo II de la Circular Básica Contable y Financiera:

Segmentación del portafolio –

Los procesos de segmentación y discriminación de los portafolios de crédito y de los posibles sujetos de crédito, deben servir de base para la estimación de las pérdidas esperadas en el MRCO. Así, el modelo de referencia para cartera de consumo MRCO se basa en segmentos diferenciados según los productos y los establecimientos de crédito que los otorgan, con el fin de preservar las particularidades de los nichos de mercado y de los productos otorgados.

Los siguientes son los segmentos definidos para el MRCO:

- CFC-Automóviles: Créditos otorgados para adquisición de automóviles.
- CFC- Otros: Créditos otorgados para adquisición de bienes de consumo diferentes a automóviles. En este segmento no se incluyen las tarjetas de crédito.
- Tarjeta de Crédito: Crédito rotativo para la adquisición de bienes de consumo que se utiliza a través de una tarjeta plástica. En este segmento no se establece diferenciación por tipo de entidad.

Metodología de calificación del MRCO –

Para los deudores que en el momento de la calificación no pertenezcan a la categoría de incumplimiento, las entidades que utilicen el MRCO deben aplicar el modelo definido por la Superintendencia Financiera en el Numeral 4.2 del Anexo 5 de la Circular Contable 100 de 1995, y se hará dependiendo del segmento a calificar. Este modelo calcula un puntaje con el cual se determina la calificación que se le otorga al cliente, sin embargo, se debe calificar a los deudores en categorías de mayor riesgo, cuando cuenten con elementos de riesgo adicionales que sustenten dicho cambio.

La probabilidad de incumplimiento (PI) –

Corresponde a la probabilidad de que en un lapso de doce (12) meses los deudores de un determinado portafolio de cartera comercial incurran en incumplimiento con base en la definición realizada por la Superintendencia Financiera en el Anexo 5 del capítulo 2 de la Circular 100 de 1995, numeral 5.1. Las probabilidades que dicta el ente regulador por segmento son actualizadas periódicamente.

Con base en esta definición la Superintendencia Financiera determina para cada deudor la probabilidad de migrar entre su calificación vigente y la calificación propia del incumplimiento en los próximos 12 meses.

La pérdida dado el incumplimiento (PDI) –

Se define como el deterioro económico en que incurriría la entidad en caso de que se materialice alguna de las situaciones de incumplimiento. La PDI para deudores calificados

en la categoría incumplimiento sufrirá un aumento paulatino de acuerdo con los días trascurridos después de la clasificación del deudor en incumplimiento. Los porcentajes a aplicar de PDI están definidos en el Anexo 5 del capítulo 2 de la Circular 100 de 1995, numeral 5.2 y los cuales se actualizan periódicamente.

El valor expuesto del activo –

Dentro del MRCO, se entiende por valor expuesto del activo al saldo vigente de capital, intereses, cuentas por cobrar de intereses y otras cuentas por cobrar, de las obligaciones de la cartera comercial.

Tratamiento de las garantías –

La PDI se aplica sobre el valor de la garantía que cubre la exposición hasta en un 100% del valor de la misma. En el caso en que el valor de la garantía no alcance a cubrir el 100% del valor de la exposición, Leasing Corficolombiana podrá asignar otras garantías (cada una con su correspondiente PDI) hasta que se asignen garantías que corresponden al 100% del valor de la exposición.

En el caso en que las garantías no alcancen para cubrir el 100% del valor de la exposición, Leasing Corficolombiana debe aplicar la PDI de la categoría "Sin Garantía" al porcentaje de la exposición descubierta.

Los contratos de cartera de consumo deben calificarse en una de las siguientes categorías de riesgo crediticio, según las definiciones que a continuación se establecen:

Categoría "AA"

Los créditos calificados en esta categoría reflejan una atención excelente. El análisis de riesgo sobre el deudor refleja una capacidad de pago óptima y un comportamiento crediticio excelente que garantiza el recaudo de la obligación en los términos convenidos.

Las siguientes son condiciones objetivas mínimas para que un crédito tenga que estar clasificado en esta categoría:

- Los créditos nuevos cuya calificación asignada al momento de otorgamiento sea "AA".
- Los créditos cuya calificación obtenida por la aplicación de la metodología de calificación del MRCO establecida en el numeral 4.2 del presente Anexo, sea igual a "AA".

Categoría "A"

Los créditos calificados en esta categoría reflejan una atención adecuada. El análisis de riesgo sobre el deudor refleja una capacidad de pago apropiada y un comportamiento crediticio adecuado que permite inferir estabilidad en el recaudo de la obligación en los términos convenidos.

Las siguientes son condiciones objetivas mínimas para que un crédito tenga que estar clasificado en esta categoría:

- Los créditos nuevos cuya calificación asignada al momento de otorgamiento sea "A".
- Los créditos cuya calificación obtenida por la aplicación de la metodología de calificación del MRCO establecida en el numeral 4.2 del presente Anexo, sea igual a "A".

Categoría "BB"

Los créditos calificados en esta categoría reflejan una atención aceptable. El análisis de riesgo sobre el deudor muestra debilidades en su capacidad de pago y comportamiento crediticio que potencialmente pueden afectar, transitoria o permanentemente, el normal recaudo de la obligación en los términos convenidos.

Las siguientes son condiciones objetivas mínimas para que un crédito tenga que estar clasificado en esta categoría:

- Los créditos nuevos cuya calificación asignada al momento de otorgamiento sea "BB".
- Los créditos cuya calificación obtenida por la aplicación de la metodología de calificación del MRCO establecida en el numeral 4.2 del presente Anexo, sea igual a "BB".

Categoría "B"

Los créditos calificados en esta categoría reflejan una atención deficiente. El análisis de riesgo sobre el deudor muestra insuficiencias en la capacidad de pago y un comportamiento crediticio deficiente, afectando el normal recaudo de la obligación en los términos convenidos.

Las siguientes son condiciones objetivas mínimas para que un crédito tenga que estar clasificado en esta categoría:

- Los créditos nuevos cuya calificación asignada al momento de otorgamiento sea "B".
- Los créditos cuya calificación obtenida por la aplicación de la metodología de calificación del MRCO establecida en el numeral 4.2 del presente Anexo, sea igual a "B".

Categoría "CC"

Los créditos calificados en esta categoría presentan graves insuficiencias en la capacidad de pago del deudor y en su comportamiento crediticio, afectando significativamente el recaudo de la obligación en los términos convenidos.

Las siguientes son condiciones objetivas mínimas para que un crédito tenga que estar clasificado en esta categoría:

- Los créditos nuevos cuya calificación asignada al momento de otorgamiento sea "CC".
- Los créditos cuya calificación obtenida por la aplicación de la metodología de calificación del MRCO establecida en el numeral 4.2 del presente Anexo, sea igual a "CC".

Categoría "incumplimiento"

Se entiende por incumplimiento el evento en el cual una operación de crédito cumple por lo menos con alguna de las siguientes condiciones:

- Créditos comerciales que se encuentren en mora mayor o igual a 90 días.
- Cuando el deudor registre obligaciones castigadas con la entidad o en el sistema, de acuerdo con la información proveniente de las centrales de riesgo o de cualquier otra fuente.
- Cuando al momento de la calificación el deudor registre obligaciones reestructuradas con la entidad en la misma modalidad, salvo que se trate de créditos de vivienda reestructurados a solicitud del deudor en aplicación de lo dispuesto en el artículo 20 de la Ley 546 de 1999.
- Cuando un deudor se encuentre en un proceso concursal o cualquier clase de proceso judicial o administrativo que implique la administración o liquidación forzosa del deudor.

Criterios especiales para la calificación de créditos reestructurados –

Los créditos reestructurados podrán mantener la calificación inmediatamente anterior, siempre que el acuerdo de reestructuración conlleve una mejora de la capacidad de pago del deudor y/o de la probabilidad de incumplimiento. Si la reestructuración contempla períodos de gracia para el pago de capital, solamente se podrá mantener dicha calificación cuando tales períodos no excedan el término de un año a partir de la firma del acuerdo.

Los créditos pueden mejorar la calificación o modificar su condición de incumplimiento después de ser reestructurados, sólo cuando el deudor demuestre un comportamiento de pago regular y efectivo a capital, acorde con un comportamiento crediticio normal, siempre que su capacidad de pago se mantenga o mejore.

Tratándose de procesos de reestructuración que se adelanten atendiendo lo dispuesto en las Leyes 550 de 1999, 617 de 2000, 1116 de 2006 o aquellas que las adicionen o sustituyan, así como las reestructuraciones extraordinarias.

Ordenes de recalificación por parte de la Superintendencia Financiera de Colombia –

La Superintendencia Financiera podrá revisar las clasificaciones y calificaciones; y ordenar modificaciones de las mismas cuando a ello hubiere lugar.

La Superintendencia Financiera podrá ordenar recalificaciones de cartera para un sector económico, zona geográfica o para un deudor o conjunto de deudores, cuyas obligaciones deban acumularse según las reglas de cupos individuales de endeudamiento.

Modelos de referencia para la estimación de pérdidas esperadas –

Estructura básica del modelo –

La provisión individual de cartera de créditos bajo los modelos de referencia se establece como la suma de dos componentes individuales, definidos de la siguiente forma:


COMPONENTE INDIVIDUAL PROCICLICO (CIP)
COMPONENTE INDIVIDUAL CONTRACICLIC O (CIC)
PROVISION INDIVIDUAL

Componente individual procíclico (en adelante CIP): Corresponde a la porción de la provisión individual de la cartera de créditos que refleja el riesgo de crédito de cada deudor, en el presente.

Componente individual contracíclico (en adelante CIC): Corresponde a la porción de la provisión individual de la cartera de créditos que refleja los posibles cambios en el riesgo de crédito de los deudores en momentos en los cuales el deterioro de dichos activos se incrementa. Esta porción se constituye con el fin de reducir el impacto en el estado de resultados cuando tal situación se presente. Los modelos internos o de referencia deben tener en cuenta y calcular este componente con base en la información disponible que refleje esos cambios.

En ningún caso, el componente individual contracíclico de cada obligación podrá ser inferior a cero y tampoco podrá superar el valor de la pérdida esperada calculada con la matriz B; así mismo la suma de estos dos componentes no podrá superar el valor de la exposición.

El modelo está construido para utilizar dos metodologías de cálculo que son de Acumulación y Desacumulación; con el fin de determinar la metodología a aplicar para el cálculo de estos componentes, las entidades deberán evaluar mensualmente los indicadores que se señalan a continuación:

- Variación trimestral real de provisiones individuales de la cartera total B, C, D y E.

- Acumulado trimestral de provisiones netas de recuperaciones (Cartera de créditos y leasing) como porcentaje del ingreso acumulado trimestral por intereses de cartera y leasing.
- Acumulado trimestral de provisiones netas de recuperaciones de cartera de créditos y leasing como porcentaje del acumulado trimestral del margen financiero bruto ajustado.
- Tasa de crecimiento anual real de la cartera bruta.

En el numeral 1.3.4.1.1. "Cálculo de las provisiones individuales bajo modelos de referencia", se establecen los limites con los que se definen el cumplimiento de los indicadores con el cual se determina la metodología de provisión a usar ya sea acumulación o desacumulación.

Leasing Corficolombiana podrá seguir utilizando la metodología de Acumulación aun cuando el resultado de los indicadores sugiera el uso de la de desacumulación, lo anterior previa autorización de la Superintendencia Financiera.

Metodología de acumulación –

Para cada modalidad de cartera sujeta a modelos de referencia se calculará, de forma independiente, la provisión individual de cartera definida como la suma de dos componentes (CIP+CIC), en lo sucesivo, entiéndase i como cada obligación y t como el momento del cálculo de las provisiones:

Componente individual procíclico (CIP) –

Para toda la cartera, es la pérdida esperada calculada con la matriz A, es decir, el resultado obtenido al multiplicar la exposición del deudor, la Probabilidad de Incumplimiento (en adelante PI) de la matriz A y la Pérdida Dado el Incumplimiento (en adelante PDI) asociada a la garantía del deudor, según lo establecido en el correspondiente modelo de referencia.

Componente individual contracíclico (CIC) –

Es el máximo valor entre el componente individual contracíclico en el período anterior (t-1) afectado por la exposición, y la diferencia entre la pérdida esperada calculada con la matriz B y la pérdida esperada calculada con la matriz A en el momento del cálculo de la provisión (t), de conformidad con la siguiente fórmula:

$$\max\left(CIC_{i,t-1} * \left(\frac{Exp_{i,t}}{Exp_{i,t-1}}\right); (PE_B - PE_A)_{i,t}\right) \quad \text{con} \quad 0 \leq \left(\frac{Exp_{i,t}}{Exp_{i,t-1}}\right) \leq 1$$

Donde $Exp_{i,t}$ corresponde a la exposición de la obligación (i) en el en el momento del cálculo de la provisión (t) de acuerdo con lo establecido en los diferentes modelos de referencia.

Cuando $\left(\frac{Exp_{i,t}}{Exp_{i,t-t}} \right) > 1$ se asume como 1.

Metodología de desacumulación –

Para cada modalidad de cartera sujeta a modelos de referencia se calculará, de forma independiente, la provisión individual de cartera definida como la suma de dos componentes (CIP+CIC), en lo sucesivo, entiéndase i como cada obligación y t como el momento del cálculo de las provisiones:

Componente individual procíclico (CIP) –

Para la cartera AA es la pérdida esperada calculada con la matriz A, es decir, el resultado obtenido al multiplicar la exposición del deudor, la PI de la matriz A y la PDI asociada a la garantía del deudor, según lo establecido en el correspondiente modelo de referencia.

Para la cartera A, BB, B, CC, D, y E es la pérdida esperada calculada con la matriz B, es decir, el resultado obtenido al multiplicar la exposición del deudor, la PI de la matriz B y la PDI asociada a la garantía del deudor, según lo establecido en el correspondiente modelo de referencia.

Componente individual contracíclico (CIC) –

Es la diferencia entre el componente individual contracíclico del período anterior (t-1), y el máximo valor entre el factor de desacumulación (FD) individual y el componente individual contracíclico del período anterior (t-1) afectado por la exposición, de conformidad con la siguiente fórmula:

$$CIC_{i,t} = CIC_{i,t-1} - \max\left\{ FD_{i,t} \, ; \, CIC_{i,t-1} * \left(1 - \frac{Exp_{i,t}}{Exp_{i,t-1}} \right) \right\}$$

El factor de desacumulación $FD_{i,t}$ está dado por:

$$FD_{i,t} = \left(\frac{CIC_{i,t-1}}{\sum_{activas(t)} CIC_{i,t-1}} \right)_m * (40\% * PNR_{CIP-m})$$

Donde,

- PNR_{CIP-m}: Son las provisiones netas de recuperaciones del mes, asociadas al componente individual procíclico en la modalidad de cartera respectiva (m).

- $\sum_{activas(t)} CIC_{i,t-1}$: Es la suma sobre las obligaciones activas en el momento del cálculo de la provisión (t) en la modalidad respectiva (m), del saldo de componente individual contracíclico de las mismas en (t-1).

- $FD_{i,t} \geq 0$, en caso de ser negativo se asume como cero.

- Cuando $\left(\frac{Exp_{i,t}}{Exp_{i,t-t}} \right) > 1$ se asume como 1.

- Luego de aplicar durante seis meses la metodología de desacumulación y como resultado de la evaluación de los indicadores señalados deba aplicar la metodología de acumulación podrán solicitar ante la SFC un plazo no mayor a seis meses para la constitución de las provisiones adicionales que resulten de aplicar tal metodología.

g. *Aceptaciones y Derivativos –*

Aceptaciones bancarias – Registra el valor de las aceptaciones bancarias creadas por la Corporación por cuenta de sus clientes y las creadas por cuenta de ésta por sus corresponsales.

Las aceptaciones bancarias tendrán un plazo de vencimiento no superior a seis (6) meses y sólo podrán originarse en transacciones de importación y exportación de bienes o compraventa de bienes muebles en el interior, artículo 2o. Resolución 29 de 1986 de la Junta Monetaria.

Al crear una aceptación, la Entidad recibe una comisión sin que ésta tenga que adelantar o desembolsar fondos hasta el vencimiento de la aceptación. El beneficiario de la aceptación puede retener la letra de cambio hasta su vencimiento, venderla a la entidad aceptante, a otra entidad financiera o en el mercado de valores. Cuando la Entidad compra su propia

aceptación la inversión se debe registrar en la subcuenta 130411 - Títulos Emitidos o Aceptados por Establecimientos de Crédito".

Después del vencimiento las aceptaciones bancarias están sujetas al encaje fijado para exigibilidades a la vista y antes de treinta (30) días.

Derivados – contratos celebrados por la Corporación, en operaciones con derivados, tales como Forwards, futuros, Swaps y opciones. Los instrumentos financieros derivados pueden negociarse, según lo permita el respectivo régimen legal aplicable a cada tipo de entidad vigilada, por alguna de las siguientes finalidades: 1) Cobertura de riesgos de otras posiciones, 2) Especulación, buscando obtener ganancias, ó 3) Realización de arbitraje en los mercados.

La Junta Directiva tiene a su cargo el establecimiento y aprobación de las políticas, objetivos y procedimientos para la administración de los riesgos inherentes a las operaciones con derivados y fija los criterios bajo los cuales deben implementarse.

De acuerdo con el Capítulo XVIII de la Circular Externa 100 de 1995 la Corporación y sus subordinadas efectúan la valorización y contabilización de los derivados diariamente.

Se definen como operaciones con derivados aquellas operaciones financieras que pueden ejercerse para comprar o vender activos en un futuro, como divisas, títulos valores, o futuros financieros sobre tasas de cambio, tasas de interés o índices bursátiles. Los derivados más comunes son los contratos a término o "forward", las opciones, los futuros y los swaps o permutas financieras.

Todos ellos son operaciones con cumplimiento en un futuro.

Dentro de estas operaciones se utiliza el término "subyacente" para hacer referencia al activo, tasa o índice de referencia cuyo movimiento de precio determina el valor de un derivado.

Las entidades vigiladas que negocien instrumentos financieros derivados u ofrezcan productos estructurados, como una de sus líneas de negocio, deben cumplir estrictamente con lo establecido en el Capítulo XXI de la Circular Básica Contable y Financiera (incorporado mediante la Circular Externa 051 de 2007) denominado "Reglas relativas al sistema de administración de riesgo de mercado". Lo anterior no cobija el ofrecimiento de productos estructurados a sus afiliados por parte de las entidades administradoras de fondos de pensiones y de cesantía, de carteras colectivas o suscriptores de las entidades aseguradoras o sociedades de capitalización.

De acuerdo con el nivel de complejidad de los instrumentos financieros derivados, éstos pueden ser clasificados en dos (2) categorías: derivados básicos y derivados exóticos. Se consideran estrategias con instrumentos financieros derivados básicos los instrumentos que combinen, de cualquier manera, los tipos de instrumentos financieros derivados básicos referidos en los numerales anteriores, en cuyo caso la valoración corresponde a la suma de las valoraciones individuales de los instrumentos financieros derivados básicos que la

componen y los derivados exóticos: Son aquéllos que no se enmarcan dentro de las características establecidas para los instrumentos financieros derivados básicos ('plain vanilla'). Entre los instrumentos financieros derivados exóticos se incluyen las opciones denominadas americanas, asiáticas, bermuda, y los 'swaps' asociados con riesgo crediticio, entre otros.

Los instrumentos financieros derivados que se negocien con fines de cobertura deben quedar claramente identificados desde el momento mismo de su celebración y ser adecuadamente documentados.

Riesgos existentes cuando se hacen operaciones con derivados – Para la valoración y gestión de riesgos de los distintos tipos de instrumentos financieros derivados y productos estructurados, las entidades vigiladas deben evaluar cada uno de los siguientes factores, según apliquen en cada caso.

Tasas de interés: Deben cuantificarse los riesgos por variaciones de las tasas de interés utilizadas para valorar estos instrumentos y productos; para lo cual la entidad vigilada debe determinar cuál es el efecto en el valor de los contratos como consecuencia del cambio de un (1) punto básico en las tasas de interés correspondientes, con base en medidas idóneas de sensibilidad, dependiendo del tipo específico de instrumento financiero derivado o producto estructurado. Por ejemplo, pueden utilizarse mediciones como la duración o la duración modificada, para algunos instrumentos o productos, u otras diferentes cuando involucren opcionalidades.

Tipo de cambio: Las tasas de cambio de las monedas involucradas en los instrumentos financieros derivados y productos estructurados, tanto en los mercados de contado 'spot' como en los mercados a plazo, son factores de riesgo que deben ser considerados por parte de las entidades vigiladas cuando los instrumentos o productos tengan algún componente distinto a la moneda local.

Plazo: Es un factor fundamental en el cálculo de la exposición potencial futura y, por ende, de la exposición crediticia de cualquier instrumento financiero derivado.

Riesgo de crédito: Las entidades vigiladas deben evaluar el riesgo de crédito de los instrumentos financieros derivados y productos estructurados, es decir, el riesgo de incumplimiento de las contrapartes y emisores, según sea el caso. Tratándose de instrumentos financieros derivados, dicho riesgo se expresa en el cálculo de las exposiciones crediticias. Los soportes de tales evaluaciones deben estar a disposición de la Superintendencia Financiera de Colombia al momento que ésta las requiera.

Valor del subyacente: Las entidades vigiladas deben contar con análisis de escenarios que les permitan cuantificar y controlar la sensibilidad de los precios justos de intercambio de los instrumentos financieros derivados y de los productos estructurados ante cambios en el valor del subyacente.

Volatilidad del subyacente: En algunos tipos de instrumentos financieros derivados (opciones, en particular) es esencial la forma de estimar la variabilidad esperada o

volatilidad del valor del subyacente. Las entidades vigiladas deben considerar adecuadamente la forma de determinar estas volatilidades para una gestión apropiada del riesgo y de los resultados esperados de los instrumentos financieros derivados o productos estructurados que incorporen dicho factor de riesgo.

Precios de mercado: Las entidades vigiladas deben realizar análisis de comportamiento histórico y previsiones del comportamiento esperado de los precios justos de intercambio de los distintos instrumentos financieros derivados y productos estructurados que tengan en su portafolio, con miras a realizar pruebas de estrés.

Otros factores de riesgo: Dependiendo del tipo específico de instrumento financiero derivado o producto estructurado, las entidades vigiladas deben evaluar otros posibles riesgos no incluidos en el presente Capítulo, de tal manera que les permita contar con un perfil de riesgos más completo y así poder realizar una adecuada valoración y gestión de los riesgos.

Perfil de riesgo: La Corporación ha establecido un Manual de Productos de Tesorería, donde se detallan cada una de las operaciones de tesorería autorizadas, en las cuales se encuentran los productos Derivados.

La Corporación ha denominado su perfil de riesgo como especulativo, enmarcado dentro de las políticas y límites establecidas por la Junta Directiva, las cuales son monitoreadas por el área de Riesgo, informando su cumplimiento mensualmente a la Junta Directiva.

Las operaciones con derivados son operaciones financieras y como tal están sujetas a la evaluación por riesgos de mercado, solvencia y jurídicos definidos en el Capítulo XVIII de la Circular Básica Contable y Financiera de la Superintendencia Financiera.

La exposición crediticia mide la máxima pérdida potencial de una operación con instrumentos financieros derivados en caso de incumplimiento de la contraparte. Para su cálculo tiene en cuenta el costo de reposición y la exposición potencial futura.
Sin embargo, la volatilidad empleada por la Corporación para el cálculo de la exposición crediticia de los derivados y de las operaciones Spot con cumplimiento DVP se basa en la Circular Externa 076 de 2000, la cual se presenta a continuación:

Plazo por días	Renta fija	Divisas
Intradia	1,23%	1,12%
1 a 90	5,2%	10,6%
91 a 180	7,4%	15,0%
Mayor a 180	10,8%	21,2%

En caso de que la volatilidad real supere la utilizada en el cuadro anterior, se aplicará la volatilidad real más un 10% adicional.

Se entiende por volatilidad real aquella que es calculada con la historia de la TRM para divisas y del IDP (Índice de Deuda Pública) para renta fija, en una ventana móvil de acuerdo al plazo analizado.

Los productos derivados autorizados por la Superintendencia Financiera de Colombia se valoran de acuerdo con lo estipulado en la Circular Externa 025 de 2008.

Los productos derivados autorizados para celebrar operaciones en la tesorería de la Corporación son: Forwards sobre Títulos, Forwards sobre Divisas, Forward peso-dólar americano, Forward divisa X– divisa Y, Opciones Europeas sobre Divisas, Opciones Europeas sobre Títulos, Swaps de Monedas, Swaps de Tasa de Interés y Futuros.

Las operaciones de Derivados solo se pueden realizar con clientes que tengan cupo disponible.

Cuando se trate de instrumentos financieros derivados transados por fuera de sistemas de negociación de valores o de bolsas, es decir, en el mercado mostrador, las entidades vigiladas deben elaborar y suscribir con la respectiva contraparte un contrato marco que regule de manera general tales instrumentos, el cual debe contener los estándares mínimos de que trata el Anexo 2. del Capítulo XVIII de la Circular Externa 100.

Los traders autorizados para realizar operaciones con derivados, son aquellos que se encuentren certificados como operadores de derivados ante el Autorregulador del Mercado de Valores.

Corficolombiana cuenta con una plataforma tecnológica que permite la grabación y registro de operaciones que se pacten con los clientes.

El Back office de tesorería es el área encargada de confirmar el cumplimiento de las operaciones de derivados de los clientes.

No se debe negociar ningún derivado que no esté autorizado por Corficolombiana.

Los límites de concentración de riesgo están establecidos de la siguiente forma:

- Riesgo de Mercado en función del límite de pérdida de 100 puntos básicos del portafolio Forward peso/dólar.
- Riesgo de Liquidez en función de la concentración de vencimientos de Forward Delivery y Non Delivery peso/dólar.
- Riesgo de Crédito en función de los cupos establecidos por la Junta Directiva, los cuales son previamente recomendados por el comité de crédito.
- Riesgo Operacional en función de los mapas de riesgo inherente y residual establecidos para productos Derivados.

La Corporación registra todos sus instrumentos financieros derivados, productos estructurados y posiciones primarias cubiertas en sus estados financieros, utilizando las cuentas PUC disponibles, de acuerdo con los lineamientos y criterios contenidos en el presente numeral. Cuando se trate de las 'estrategias con instrumentos financieros derivados básicos', que se definieron en el numeral 5.1.5. del Capítulo XVIII de la Circular Externa 100 de 1995, su tratamiento contable es el que corresponda a cada uno de sus componentes por separado, en las respectivas cuentas PUC establecidas para cada uno de éstos.

Los códigos contables para el registro de los instrumentos financieros derivados se han habilitado para distinguir entre aquéllos con fines de especulación o con fines de cobertura. A su vez, al interior de estas clasificaciones se establecen códigos contables para las distintas clases de instrumentos. Los instrumentos financieros derivados que arrojen precio justo de intercambio positivo, es decir favorable para la entidad vigilada, se deben registrar en el activo, separando el valor del derecho y el valor de la obligación, excepto en el caso de las opciones, donde el registro contable se efectúa en una sola cuenta. Por su parte, los que arrojen precio justo de intercambio negativo, es decir desfavorable para la entidad vigilada, deben registrarse en el pasivo, efectuando la misma separación. Tal tratamiento contable debe aplicarse tanto si los instrumentos financieros derivados se realizan con fines de especulación o con fines de cobertura.

Contabilización de instrumentos financieros derivados con fines de especulación – Los instrumentos financieros derivados con fines de especulación se contabilizan en el Balance de la Corporación, desde la fecha de celebración de los mismos, por su precio justo de intercambio. Cuando en la fecha inicial el valor de los contratos sea cero, es decir que no se realizan pagos ni entregas físicas entre las partes, no se afecta el estado de resultados. En las valoraciones subsiguientes, las variaciones en el precio justo de intercambio deben registrarse en el estado de resultados de acuerdo con lo establecido en el Capítulo XVIII de la Circular Externa 100 de 1995.

Independientemente de si la variación acumulada del precio justo de intercambio de un instrumento financiero derivado con fines de especulación es positiva (utilidad) o negativa (pérdida), dicha variación queda revelada diariamente en el estado de resultados en la respectiva subcuenta de ingresos o egresos donde el instrumento financiero derivado deba registrarse, según se trate de una utilidad acumulada o de una pérdida acumulada. De la misma manera se procede con cada unos de los instrumentos financieros derivados en que se haya negociado.

Las metodologías para la valoración de los derivados son flexibles y persiguen desarrollar mecanismos para la evaluación y control permanente de los riesgos específicos de dichas operaciones aplicando lo establecido en el Capítulo XVIII de la Circular Externa 100 de 1995.

Parámetros escogidos para la valoración – Cuando no exista un precio diario de mercado, en los términos que se señalaron en el numeral 7.2. del Capítulo XVIII, pero el emisor de la opción o del producto estructurado esté calificado en sus obligaciones al menos como "grado de inversión", ya sea por una agencia calificadora de riesgos reconocida

internacionalmente, si el emisor es extranjero, o por una agencia calificadora autorizada en Colombia, si el emisor es una persona jurídica domiciliada en el país y ha acordado con los compradores la obligación de proveer diariamente un precio de referencia ('bid') publicado ya sea en las páginas de Bloomberg o Reuters o, en su defecto, en la página Web del emisor, y garantice la recompra de la opción o del producto, a discrecionalidad del comprador o tenedor, en determinadas fechas, dicho precio provisto por el emisor -el que se registre a la hora de cierre diario del mercado- puede ser utilizado por la entidad vigilada adquirente para la valoración diaria de la opción o del producto, si lo considera adecuado. En todo caso, la entidad puede contrastarlo con el precio que arrojaría una metodología y unos parámetros propios, si lo cree conveniente.

Operaciones de Contado

1. *Definición, ámbito de aplicación y caracterización* – Con base en lo dispuesto en el artículo 2.8.1.1 del Título Octavo de la Parte Segunda de la Resolución 400 de 1995 de la Sala General de la Superintendencia de Valores (hoy Superintendencia Financiera), o normas que lo sustituyan o lo subroguen, una operación de contado es aquella que se registra con un plazo para su compensación y liquidación igual a la fecha de celebración o de registro de la operación, es decir de hoy para hoy (t+0), o hasta tres (3) días hábiles contados a partir del día siguiente al registro de la operación (t+3).

El plazo antes mencionado para las operaciones de contado admite la existencia de factores operativos, administrativos, procedimentales o de diferencias de horarios de actividad que, en mayor o menor grado, según el mercado del que se trate, no permite en ocasiones que operaciones realizadas como de contado se puedan cumplir o liquidar en la misma fecha de negociación.

Las operaciones mediante las cuales se adquieran valores en emisiones primarias realizadas en el extranjero, cuya fecha de celebración sea anterior a la fecha de emisión de los valores objeto de las mismas, se entenderán como de contado siempre y cuando el plazo para su compensación y liquidación sea igual a la fecha de su celebración o de su registro, es decir, de hoy para hoy (t+0) o hasta tres (3) días hábiles contados a partir del día siguiente a la emisión de los respectivos valores. En todo caso, para que estas operaciones se puedan reputar como de contado será necesario que las mismas se liquiden y compensen a través del mecanismo de entrega contra pago.

Para efectos de este numeral se entiende que el día hábil siguiente a la celebración o registro de la operación corresponde a t+1.

Contabilización de las operaciones de contado y asunción de riesgo – Los activos financieros adquiridos en operaciones de contado se contabilizarán en los balances de las entidades en la fecha de cumplimiento o liquidación de las mismas y no en la fecha de negociación, a menos que éstas dos coincidan. De esta manera se logra que los registros en el balance guarden armonía con los registros de los sistemas de negociación de valores o de los sistemas de registro de operaciones sobre valores. Sin perjuicio de lo anterior, los

cambios en el valor de mercado de los instrumentos enajenados deben reflejarse en el estado de resultados a partir de la fecha de negociación, según corresponda.

Bajo el método de la fecha de liquidación, el vendedor registrará el activo financiero en su balance hasta la entrega del mismo y, adicionalmente, registrará contablemente, en las cuentas del activo habilitadas para este tipo de operaciones, un derecho a recibir el dinero producto de la transacción y una obligación de entregar el activo negociado. Este último tendrá que valorarse a precios de mercado, de acuerdo con las reglas establecidas en el Capítulo 1 de la presente circular, por lo cual se deberán registrar en el estado de resultados las variaciones de la valoración de esta obligación.

Por su parte, el comprador del activo no registrará el activo financiero en su balance hasta la entrega del mismo, pero registrará contablemente, en las cuentas del activo habilitadas para este tipo de operaciones, un derecho a recibir el activo, el cual deberá valorarse a precios de mercado, y una obligación de entregar el dinero pactado en la operación.

Cuando la operación se cumple efectivamente, el comprador y el vendedor del activo revertirán tanto el derecho como la obligación registrada desde el momento de la negociación.

De esta manera, en una operación de contado, el comprador de un activo asume los riesgos de mercado del mismo (v.g. de tasa de interés, tipo de cambio o de precio del instrumento) desde la fecha de negociación, para lo cual registra diariamente los cambios en el valor de mercado con cargo o abono a cuentas del estado de resultados, utilizando como contrapartida el derecho registrado, según corresponda a un mayor o menor valor del activo.

Cuando se trate de las operaciones sobre emisiones primarias de valores emitidos en el exterior mencionadas en el numeral 1 del presente Capítulo, las entidades vigiladas deberán registrarlas en cuentas de orden desde el día de la celebración hasta el día de emisión de los respectivos valores. Una vez se emitan los respectivos valores, la entidad vigilada deberá realizar el registro de las operaciones de acuerdo a las reglas generales establecidas en el presente numeral.

h. *Bienes realizables y recibidos en pago* – Registra el valor de los bienes recibidos por la Corporación en pago de saldos no cancelados provenientes de créditos a su favor.

Los bienes recibidos en pago representados en inmuebles se reciben con base en un avalúo comercial determinado técnicamente y los bienes muebles, acciones y participaciones, con base en el valor de mercado.

Los bienes recibidos en pago representados en títulos valores se valoran y contabilizan de acuerdo con lo estipulado en el Capítulo I de la Circular Básica Contable y Financiera 100 de 1995, sobre inversiones.

Para el registro de los bienes recibidos en pago se tienen en cuenta las siguientes condiciones:

- El registro inicial se realiza de acuerdo con el valor determinado en la adjudicación judicial o el acordado con los deudores.

- Cuando el bien recibido en pago no se encuentra en condiciones de enajenación, su costo se incrementa con los gastos necesarios en que se incurre para la venta.

- Si entre el valor por el cual se recibe el bien y el valor del crédito a cancelar resulta un saldo a favor del deudor, esta diferencia se contabiliza como una cuenta por pagar; en caso que el valor del bien no alcance a cubrir la totalidad de la obligación, se constituye una provisión equivalente al desfase.

i. *Provisión bienes realizables y recibidos en pago* – Las provisiones individuales para los bienes inmuebles son constituidas aplicando el modelo desarrollado por la Corporación y aprobado por la Superintendencia Financiera. El modelo estima la máxima pérdida esperada en la venta de los bienes recibidos en pago, de acuerdo con su historia de recuperaciones sobre los bienes vendidos, la inclusión de gastos incurridos en el recibo, sostenimiento y venta de los mismos y la agrupación de éstos en categorías comunes para estimar la tasa base de provisión. Esta tasa se ajustará mensualmente hasta alcanzar el ochenta por ciento (80%) de provisión.

Para las demás subordinadas las provisiones individuales se constituyen de acuerdo con lo establecido en la Circular Externa 034 de 2003, que estableció que las entidades vigiladas por la Superintendencia Financiera pueden diseñar un sistema de administración de bienes recibidos en pago, el cual permita gestionar adecuadamente el riesgo de pérdida vinculado a la realización de tales activos.

Teniendo en cuenta que las subordinadas no ha presentado un modelo al respecto, las políticas sobre bienes recibidos en pago serán las equivalentes a las compañías que no han presentado algún modelo y por lo tanto se debe constituir en alícuotas mensuales dentro del año siguiente a la recepción del bien, una provisión equivalente al 30% del costo de los bienes recibidos en pago (esto es el valor de recepción), la cual debe incrementarse en alícuotas mensuales dentro del segundo año en un 30% adicional hasta alcanzar el 60% del costo de adquisición de los bienes recibidos en pago. Una vez vencido el término legal para la venta sin que se haya autorizado prórroga, la provisión debe ser del 80% del costo de los bienes recibidos en pago. En caso de concederse prórroga el 20% restante de la provisión podrá constituirse dentro del término de la misma.

Cuando el costo del inmueble sea inferior al valor de la deuda registrada en el balance, la diferencia se debe reconocer de manera inmediata en el estado de resultados.

Cuando el valor comercial del inmueble sea inferior al valor en libros de los bienes recibidos en pago se debe contabilizar una provisión por la diferencia.

Para los bienes muebles se constituye dentro del año siguiente de la recepción del bien una provisión equivalente al treinta y cinco por ciento (35%) del costo de adquisición del bien recibido en pago, la cual debe incrementarse en el segundo año en un treinta y cinco por

ciento (35%) adicional hasta alcanzar el setenta por ciento (70%) del valor en libros del bien recibido en pago antes de provisiones.

Una vez vencido el término legal para la venta sin que se haya autorizado prórroga, la provisión debe ser del cien por ciento (100%) del valor restante en libros. En caso de concederse prórroga el treinta por ciento (30%) de la provisión podrá constituirse en el término de la misma.

En relación con las provisiones de los BRP muebles que correspondan a títulos de inversión estas se constituyen bajo los criterios establecidos en el capítulo I de la Circular Básica Contable y Financiera 100 de 1995.

j. *Propiedades y equipo* – Registra los activos tangibles adquiridos, construidos o en proceso de importación, construcción o montaje que se utilizan en forma permanente en el desarrollo del giro del negocio y cuya vida útil excede de un (1) año. Incluye los costos y gastos directos e indirectos causados hasta el momento en que el activo se encuentra en condiciones de utilización.

Las adiciones, mejoras y reparaciones extraordinarias que aumenten significativamente la vida útil de los activos, se registran como mayor valor y los desembolsos por mantenimiento y reparaciones que se realicen para la conservación de estos activos se cargan a gastos, a medida que se causan.

La depreciación se registra utilizando el método de línea recta y de acuerdo con el número de años de vida útil estimado de los activos. Las tasas anuales de depreciación para cada rubro de activos son:

Edificios	5%
Muebles y equipos	10%
Equipo de computación	20%
Vehículos	20%

k. *Sucursales y agencias* – Registra el movimiento de las operaciones que se realizan entre la Dirección General y las Sucursales y Agencias.

Los saldos se concilian mensualmente y las partidas que resultan pendientes se regularizan en un plazo no mayor de treinta (30) días calendario.

Al cierre contable se reclasifican los saldos netos, que reflejan las subcuentas de sucursales y agencias, a las cuentas activas o pasivas y se reconocen los ingresos y gastos respectivos.

l. *Gastos pagados por anticipado* – Los gastos anticipados corresponden a erogaciones en que incurre la Corporación en el desarrollo de su actividad, cuyo beneficio se recibe en varios períodos, pueden ser recuperables y suponen la ejecución sucesiva de los servicios a recibir.

La amortización se realiza de la siguiente manera:

- Los intereses se causan durante el período prepagado.

- Los seguros durante la vigencia de la póliza.

- El mantenimiento de equipos y programas para computador durante la vigencia del contrato.

- El seguro de conexión y transferencia de datos durante el período en que se reciben los servicios.

- Los otros gastos anticipados durante el período en que se reciben los servicios o se causan los costos o gastos.

m. *Cargos diferidos* – Los cargos diferidos corresponden a costos y gastos, que benefician períodos futuros y no son susceptibles de recuperación. La amortización se reconoce a partir de la fecha en que contribuyen a la generación de ingresos así:

- Las remodelaciones en un período no mayor a dos (2) años.

- Programas para computador en un período no mayor a tres (3) años. Sin embargo, cuando se trate de programas de avanzada tecnología que constituyan una plataforma global que permita el crecimiento futuro de la entidad acorde con los avances del mercado y cuyos costos de desarrollo o adquisición superen el 30% del patrimonio técnico de la respectiva entidad, incluido el hardware, previo concepto de la Superintendencia Financiera, se podrá diferir a cinco (5) años a partir del momento en que cada producto inicia su etapa productiva, mediante un programa gradual y ascendente con porcentajes del 10%, 15%, 20%, 25% y 30%, respectivamente, o mediante alícuotas iguales.

- Los gastos incurridos en investigación y desarrollo de estudios y proyectos serán diferibles, siempre que los gastos atribuibles se puedan identificar separadamente y su factibilidad técnica esté demostrada, su amortización se hará en un período no mayor de dos (2) años.

- Los cargos diferidos por concepto de mejoras a propiedades tomadas en arrendamiento, se amortizarán en el período menor entre la vigencia del respectivo contrato (sin tener en cuenta las prórrogas) y su vida útil probable.

- Útiles y papelería de acuerdo con el consumo real.

- El impuesto predial durante la vigencia fiscal prepagada.

- Los cargos diferidos por concepto de publicidad y propaganda se amortizarán durante un período igual al establecido para el ejercicio contable, es decir, durante seis (6) meses siempre y cuando las erogaciones excedan de veinte (20) salarios mínimos mensuales. Sin embargo, tratándose de gastos de publicidad y propaganda que correspondan a campañas de promoción que se realicen con ocasión de la constitución de la Entidad o que tengan su origen en el lanzamiento de productos nuevos o en el

cambio de marca o de nombre de la institución o de sus productos, el período de amortización no podrá exceder del término de tres (3) años; en todo caso solamente podrán diferirse durante el período aludido los gastos que se efectúen dentro de los seis (6) meses siguientes a la ocurrencia de las situaciones referidas.

- Los desembolsos correspondientes a publicidad y propaganda ocasionales, independientemente de su cuantía, no serán susceptibles de diferir.

- Contribuciones y afiliaciones, durante el correspondiente período prepagado.

- Comisiones pagadas por productos derivados durante el período del contrato.

- Los otros conceptos se amortizan durante el período estimado de recuperación de la erogación o de obtención de los beneficios esperados.

n. *Derechos en fideicomisos* – Contabilizados dentro de otros activos, comprende los derechos generados en virtud de la celebración de contratos de fiducia mercantil que dan al fideicomitente o beneficiario la posibilidad de ejercerlos de acuerdo al acto constitutivo o la ley.

Los derechos en fideicomisos se ajustaron por inflación hasta el 31 de diciembre de 2000 de acuerdo con la naturaleza del bien transferido.

Según la clase de activo, se sujetan a las reglas de evaluación y constitución de provisiones así como para los límites legales.

o. *Valorizaciones* –

Activos objeto de valorización –

- Inversiones disponibles para la venta en títulos participativos.

- Propiedades y equipo, específicamente inmuebles.

- Bienes de arte y cultura

Contabilización – Las inversiones disponibles para la venta en títulos participativos, en el evento en que el valor de la inversión actualizado con la participación que le corresponde al inversionista sea superior al valor por el cual se encuentra registrada la inversión, la diferencia debe afectar en primera instancia la provisión o desvalorización hasta agotarla, y el exceso se debe registrar como superávit por valorización.

Las valorizaciones de bienes raíces se determinan al enfrentar el costo neto de los inmuebles con el valor de los avalúos comerciales efectuados por personas o firmas de reconocida especialidad e independencia.

En el evento de presentarse desvalorización, atendiendo la norma de la prudencia, para cada inmueble individualmente considerado, se constituye provisión.

La valorización de bienes de arte y cultura se registra teniendo en cuenta el estado de conservación de las obras, su originalidad, el tamaño, la técnica y la cotización de obras similares.

Las valorizaciones de bienes recibidos en pago se registran en cuentas de orden.

p. *Ingresos anticipados* – Corresponden a comisiones recibidas por anticipado, las cuales se amortizan con base a su causación, en este rubro también se registran las utilidades en ventas de bienes a crédito, las cuales se causan al ingreso a medida que se van recaudando. Igualmente corresponden al valor de los cánones de contratos leasing recibido por anticipado y los intereses generados por operaciones de cartera de crédito en los cuales su período de amortización están dados por las condiciones especiales de cada operación de leasing o de crédito.

q. *Pensiones de jubilación* – Se aplica lo establecido en el Decreto 2984 de 2009, que modificó el Decreto 1517 del 4 de agosto de 1998, que permite incrementar anualmente el porcentaje amortizado del cálculo actuarial. La provisión anual se aumenta en forma racional y sistemática, de manera que al 31 de diciembre del año 2010 se amortice el cien por ciento (100%) del cálculo correspondiente. A partir de entonces, se mantendrá la amortización en dicho porcentaje. (En el caso de la Corporación el cálculo actuarial se encuentra totalmente amortizado).

Los pagos de pensiones de jubilación se cargan contra la provisión constituida.

r. *Impuesto de renta* – El gasto por impuesto sobre la renta se determina con base en la renta gravable o la renta presuntiva, la que fuere mayor, sobre la cual se aplican las tarifas impositivas correspondientes.

s. *Pasivos estimados y provisiones* – La Corporación y sus subordinadas registran provisiones para cubrir pasivos estimados, teniendo en cuenta que:

- Exista un derecho adquirido y en consecuencia, una obligación contraída.

- El pago sea exigible o probable, y

- La provisión sea justificable, cuantificable y verificable.

Igualmente, registra los valores estimados por los conceptos de impuestos y contribuciones y afiliaciones.

t. *Conversión de transacciones en moneda extranjera* – Las operaciones en moneda extranjera diferentes al dólar, son convertidas a dólares americanos, para luego reexpresarlas a pesos colombianos, al tipo de cambio de la tasa representativa del mercado calculada el último día hábil del mes. Al 30 de junio de 2010 y 31 de diciembre de 2009 las tasas fueron de $1.913,15 y $2.044,23, respectivamente (cifras en pesos colombianos).

u. *Reconocimiento de ingresos por rendimientos financieros* – Los ingresos por rendimientos financieros y otros conceptos se reconocen en el momento en que se causan, excepto los originados en:

Créditos calificados en "C" riesgo apreciable o en categorías de mayor riesgo, o cuando cumplan noventa y un (91) días para cartera comercial y sesenta y un (61) días para cartera de consumo o de vivienda.

Estos rendimientos financieros se controlan en cuentas contingentes deudoras y se registran como ingreso, cuando son efectivamente recaudados.

v. *Cuentas contingentes* – En estas cuentas se registran las operaciones mediante las cuales la Corporación adquiere un derecho o asume una obligación cuyo surgimiento está condicionado a que un hecho se produzca o no, dependiendo de factores futuros, eventuales o remotos.

w. *Cuentas de orden* – En estas cuentas se registran las operaciones realizadas con terceros que por su naturaleza no afectan la situación financiera de la Corporación. Así mismo, se incluyen las cuentas de orden fiscales donde se registran las cifras para la elaboración de las declaraciones tributarias; igualmente, incluye aquellas cuentas de registro utilizadas para efectos fiscales, de control interno o información gerencial.

x. *Estado de flujos de efectivo* – Tal como lo dispone el Artículo 120 del Decreto 2649 de 1993, la Corporación prepara el estado de flujos de efectivo usando el método indirecto, el cual incluye la conciliación de la ganancia neta del año y el efectivo provisto por las actividades de operación. Para el 30 de junio de 2010 y 31 de diciembre de 2009 de acuerdo con el estado de flujos de efectivo los saldos son $1.406.386,5 y $1.005.330,9, respectivamente. El efectivo comprende las cuenta de disponible y operaciones overnigth.

y. *Principales diferencias entre las Normas Especiales y las Normas de Contabilidad Generalmente Aceptadas en Colombia* – Las normas contables especiales establecidas por la Superintendencia Financiera de Colombia presentan algunas diferencias con las normas de contabilidad generalmente aceptadas en Colombia, como las siguientes:

Propiedades, planta y equipo – Las normas de contabilidad generalmente aceptadas determinan que al cierre del período el valor neto de las propiedades, planta y equipo, cuyo valor ajustado supere los veinte (20) salarios mínimos legales mensuales, se debe ajustar a su valor de realización o a su valor presente, registrando las valorizaciones y provisiones que sean necesarias, mientras que las normas especiales no presentan condiciones para esta clase de activos

Prima en colocación de acciones – La norma especial establece que la prima en colocación de acciones se registra como parte de la reserva legal, mientras que la norma generalmente aceptada indica que se contabilice por separado dentro del patrimonio.

FILE No. 823437

3. DISPONIBLE, NETO

	30 de junio de 2010	31 de diciembre de 2009
Moneda legal		
Caja	$ 549,2	$ 1.339,7
Banco de la República	59.677,5	94.397,7
Bancos y otras entidades financieras	166.892,7	111.125,8
Menos: Provisión	(16,3)	(28,2)
	227.103,1	206.835,0
Moneda extranjera		
Caja	3,4	7,1
Banco de la República	12,0	12,8
Bancos y otras entidades financieras	542,5	38.669,1
	557,9	38.689,0
	$ 227.661,0	$ 245.524,0

La provisión registrada correspondía a notas débito pendientes de contabilizar superiores a 30 días, por parte de la Matriz al 31de diciembre de 2009 por $8,5. Al 30 de junio de 2010 y 31 de diciembre de 2009, Fiduciaria Corficolombiana registro provisiones sobre el disponible por valor de $16,3 y $18,7, respectivamente, que correspondían a partidas conciliatorias de los Patrimonios Autónomos y Encargos Fiduciarios administrados por la Sociedad Fiduciaria y que afectan el estado de resultados de la misma. Al 31 de diciembre de 2009, en Leasing Corficolombiana existían partidas pendientes por conciliar por $1,0, las cuales se encuentran provisionadas con cargo a los resultados.

No existían restricciones sobre el disponible, excepto el saldo del Banco de la República, la cual corresponde al encaje, cuya disponibilidad está sujeta a las reglamentaciones que lo regulan.

4. POSICIONES ACTIVAS EN OPERACIONES DE MERCADO MONETARIO Y RELACIONADAS

	30 de junio de 2010	31 de diciembre de 2009
Fondos interbancarios vendidos	$ 29.894,3	$ 35.391,4
Compromisos de transferencia en operaciones repo cerrado	-	15.491,6
Compromisos de transferencia inversiones en operaciones simultaneas	1.148.831,2	708.923,9
	$ 1.178.725,5	$ 759.806,9

Los montos anteriores no están sujetos a restricciones ni limitaciones.

En caso de presentarse incumplimiento la Corporación y sus subordinadas se encuentran respaldadas con la transferencia en propiedad de los títulos negociados. Durante los ejercicios

correspondientes a los semestres terminados el 30 d junio de 2010 y 31 de diciembre de 2009 no se presentaron incumplimientos.

5. INVERSIONES, NETO

	30 de junio de 2010	31 de diciembre de 2009
Negociables en títulos de deuda:		
Títulos de deuda pública interna emitidos o garantizados por la Nación:		
Títulos de tesorería	$ 662.918,9	$ 357.373,4
Bono Isa	2.578,5	-
Títulos de reducción de deuda	1.737,2	2.081,3
Títulos de devolución de impuestos TIDIS	9.946,8	119,5
Bono Leasing de crédito	500,0	-
Títulos de deuda pública externa emitidos o garantizados por la Nación:		
Bonos República de Colombia	500,6	1.756,8
Otros títulos de deuda pública:		
Bono Emcali	13.208,3	14.600,0
Títulos de Desarrollo Agropecuario - TDA	10.751,9	9.887,4
CDT Findeter	1.010,4	1.019,7
Títulos emitidos, avalados o garantizados por FOGAFIN	-	195,1
Títulos de contenido crediticio derivados de procesos de titularización de cartera hipotecaria		
Títularizadora Colombiana (Tips)	5.873,8	6.694,1
Títulos de contenido crediticio derivados de procesos de titularización de subyacentes distintos de cartera hipotecaria:		
Fideicomiso Titularización Cementos Andinos	29.142,7	33.294,2
Título 365 IOPC Fideicomiso Acueducto de Bogotá	-	65,0
Título IPC Helm Trust	-	1.085,8
Título ODL Ecopetrol	6.667,3	6.274,1
Títulos emitidos, avalados, aceptados o garantizados por instituciones vigiladas por la Superintendencia Financiera:		
Certificados de depósito a término	43.376,8	52.372,5
Bonos Leasing Colombia	3.333,8	1.605,4
Bonos Bancolombia	-	1.011,2
Bono Corfinsura	-	285,6
Bonos Leasing de Occidente	22,6	1.612,0
Bonos Sureting	3.371,4	-
Bonos Falabella	1.018,9	-

	30 de junio de 2010	31 de diciembre de 2009
Bono BBVA	-	1.546,8
Bonos AVAL	3.229,9	23.978,4
Otros Titulos	7.747,8	26.672,4
Títulos emitidos por entidades no vigiladas por la Superintendencia Financiera:		
Bonos Voluntariamente Convertibles en Acciones:		
Bono IPC NQS Concesiones Urbanas	-	204,0
Bono IPC ISA	321,1	317,5
Bono Alquería	66,6	1.625,3
Títulos emitidos, Avalados, garantizados o aceptados por bancos del exterior:		
CDT Bancolombia – Panamá	6.273,7	6.606,0
CDT Occidental Bank Barbados	9.777,8	10.274,4
Títulos emitidos por residentes en el exterior		
Bonos USD Ecopetrol	211,8	224,5
Títulos emitidos, avalados o garantizados por organismos multilaterales de crédito:		
Otros títulos	-	1.022,5
Total Inversiones Negociables en Títulos de Deuda	823.588,6	563.804,9
Inversiones Para mantener hasta el vencimiento:		
Títulos de reducción de deuda	4.501,3	5.503,5
Títulos emitidos, avalados, aceptados o garantizados por Gobiernos Extranjeros		
Bono Corporación Andina de Fomento	6.501,2	3.751,3
Títulos emitidos, avalados, aceptados o garantizados por Bancos del exterior		
Bono República Colombia	82,9	119,1
Otros títulos	13.491,4	14.447,4
Total para mantener hasta el vencimiento	24.576,8	22.821,3
Inversiones Disponibles para la Venta en Títulos de Deuda:		
Títulos de deuda pública Interna emitidos o garantizados por la Nación		
Títulos de Tesorería	309.923,5	197.609,3
Bono República de Colombia	-	23.172,6
Bonos Ecopetrol	-	3.339,7

	30 de junio de 2010	31 de diciembre de 2009
Títulos de deuda pública externa emitidos o garantizados por la Nación		
Bono República de Colombia	2.343,1	95.429,9
Bonos Ecopetrol	2.237,3	-
Títulos de contenido crediticio derivados de procesos de titularización de cartera hipotecaria		
Tips Titularizadora Colombiana	5.058,0	6.026,6
Titularizadora ODL Ecopetrol	20.777,2	20.913,8
Títulos emitidos, avalados, aceptados o garantizados por instituciones vigiladas por la Superintendencia Financiera:		
Bonos Empresas Públicas de Medellín	562,8	5.791,0
Bono Bancolombia	26.775,5	27.752,9
Bono B.C.I.	4.712,6	4.599,0
Bono Corporación Andina	535,6	-
Bono Surentin	167,9	3.564,2
Tips Titularizadora Colombiana	-	13.368,6
Títulos emitidos por entidades no vigiladas por la Superintendencia Financiera:		
Bonos obligatoriamente convertibles en acciones	264,2	325,3
Bonos Chivor	11.079,2	11.654,1
Bonos Ecopetrol	22.296,3	23.628,0
Bono EEB Internacional	36.524,9	38.407,7
Bono Empresas Públicas de Medellín	25.496,8	26.658,8
Bono GTL Trade Internacional	8.209,2	8.656,3
Bono TGI Internacional	21.696,0	22.578,6
Títulos emitidos, avalados o garantizados por gobiernos extranjeros		
Bonos Petrobras	-	4.190,4
Bonos Do Brasil	192,8	206,1
Otros títulos	24.917,7	14.890,8
Total disponibles para la venta en títulos de deuda	523.770,6	552.763,7
Derechos de Recompra:		
Negociables en Títulos de Deuda		
Títulos de deuda pública interna emitidos o garantizados por la Nación:		
Títulos de Tesorería	79.235,3	477.754,4
Títulos de Reducción de Deuda	32.309,7	37.315,4
Títulos emitidos, avalados, aceptados o garantizados por instituciones vigiladas por la Superintendencia Financiera:		
Certificados de depósito a término	-	-
Bono Leasing Colombia	-	2.952,6

FILE No. 823437

	30 de junio de 2010	31 de diciembre de 2009
Bono Leasing de Occidente	4.283,1	5.491,9
Bono Sufinanciamiento	-	18,1
Títulos emitidos por entidades no vigiladas por la Superintendencia Financiera:		
Bonos IPC Alquería	7.985,5	6.512,0
Inversiones Para Mantener Hasta el Vencimiento		
Títulos de deuda pública interna emitidos o garantizados por la Nación:		
Títulos de Reducción de Deuda	56.422,7	55.024,0
Otros títulos de deuda pública:		
Títulos de Desarrollo Agropecuario:		
Clase "A"	15.824,2	16.917,7
Clase "B"	27.022,6	28.904,6
Inversiones Disponibles para la Venta en Títulos de Deuda		
Títulos de deuda pública interna emitidos o garantizados por la Nación:		
Títulos de Tesorería	920.955,1	584.102,1
Total derechos de recompra de inversiones	$ 1.144.038,2	$ 1.214.992,8
Inversiones Negociables dados en garantías con derivados		
Títulos deuda Pública Interna	287,4	-
	$ 287,4	$ -
Títulos deuda Pública Interna	17.747,7	-
	$ 17.747,7	$ -

Negociables – Títulos participativos

	30 de junio de 2010		
	Capital Social	Particip.	Valor de mercado
En el sector real			
Empresa de Energía de Bogotá	664.992.653,8	3,81%	$ 410.246,7
Sociedad de Inversiones en Energía (*)	200.664,5	7,80%	207.723,9
En carteras colectivas			86.022,2
			$ 703.992,8

(*) En febrero 11 de 2010, por cambio de bursatilidad se reclasificó a Sociedad de Inversiones en Energía S.A. de Inversión Disponible para la Venta a Inversión Negociable. Esta reclasificación generó el registro de un ingreso por $196.459, que se contabilizó en el estado de resultados bajo el rubro de Valoración de Inversiones Negociables. Esta reclasificación fue informada a la Superintendencia Financiera y el reconocimiento del ingreso antes indicado se realizó fundamentado en el literal d) del numeral 4.2. y el parágrafo 1 del mismo numeral del Capítulo I de la Circular Externa 100 de 1995.

En el primer semestre de 2010, se vendió la inversión que poseía la Corporación en Tableros y Maderas de Caldas esta operación generó una pérdida de $235,7.

	31 de diciembre de 2009		
	Capital social	**Particip.**	**Valor de Mercado**
En el sector real			
Tableros y Maderas de Caldas (**)	$ 35.557,6	11,88%	$ 17.963,4
Empresa de Energía de Bogotá (***)	664.992	3,81%	382.173,3
En carteras colectivas	-	-	56.950,8
			$ 457.087,5

(**) En septiembre 3 de 2009, la Corporación tomó la decisión de reclasificar a Tableros y Maderas de Caldas S.A. de Inversión Disponible para la venta a Inversión Negociable. Esta reclasificación generó el registro de un ingreso por $12.106,4 que se contabilizó en el estado de resultados bajo el rubro de ganancias realizadas. Esta reclasificación fue informada a la Superintendencia Financiera y el reconocimiento del ingreso antes indicado se realizó fundamentado en el literal a) del numeral 4.2 del Capítulo I de la Circular Externa 100 de 1995.

(***) En noviembre 11 de 2009, por cambio de bursatilidad se reclasificó a Empresa de Energía de Bogotá de Inversión Disponible para la venta a Inversión Negociable. Esta reclasificación generó el registro de un ingreso por $71.410,4 que se contabilizó en el estado de resultados bajo el rubro de Valoración de Inversiones Negociables. Esta reclasificación fue informada a la Superintendencia Financiera y el reconocimiento del ingreso antes indicado se realizó fundamentado en el literal d) del numeral 4.2. y el parágrafo 1 del mismo numeral del Capítulo I de la Circular Externa 100 de 1995.

Inversiones disponibles para la venta títulos participativos con baja o mínima bursatilidad – Junio 30 de 2010

	No. de acciones	% de participación	Costo de adquisición	Costo ajustado	Valor de mercado	Valorización	Desvalorización	Provisión
Corficolombiana								
Aerocali S.A.	$ 126.654	33,33%	$ 2.258,5	$ 2.473,6	$ 3.847,1	$ 1.373,4	$ -	$ -
Alimentos derivados de la Caña	52.000	0,32%	26,1	26,1	283,3	257,2	-	-
Aquacultivos del Caribe S. A.	106.000	5,47%	658,8	477,4	420,1	-	-	477,4
AV Villas (Acciones Ordinarias)	45.677	0,00%	164,5	159,1	157,7	-	1,4	-
AV Villas (Acciones Preferenciales)	20.763	0,01%	62,3	59,6	62,3	2,7	-	-
Banco de Occidente (*)	9.188.617	0,26%	86.616,8	86.616,8	281.275,6	194.658,8	-	-
Bladex S.A. Clase E	2.070	0,00%	40,4	39,4	56,1	16,7	-	-
C.I. Yumbo S.A.	11.001	0,10%	12,7	11,3	27,6	16,3	-	-
Cámara de Compensación de Divisas de Colombia S.A.	79.687.500	3,19%	79,7	79,7	80,4	0,7	-	-
Cámara de Riesgo Central de Contraparte de Colombia S.A.	374.485.908	1,10%	374,5	374,5	302,7	-	71,8	-
Caribu Internacional S.A.	782.278.588	-	782,3	782,3	-	-	-	782,3
Casa de Bolsa S.A. Sociedad Comisionista de Bolsa	5.928.649	38,95%	12.815,2	12.815,2	12.952,9	137,7	-	-
Colombiana de Extrusión S.A. Extrucol	315.420	20,00%	2.526,0	1.784,8	5.255,3	3.470,5	-	-
Compañía Aguas de Colombia	560.000	20,00%	448,4	1.096,7	1.240,9	144,2	-	-
Concesionaria Tibitoc S.A.	9.086.933	33,33%	12.799,6	9.822,7	14.800,2	4.977,5	-	-
Corporación Andina de Fomento	18	0,00%	287,2	330,3	403,0	72,7	-	-
Deposito Central de Valores-DECEVAL	17.709	3,67%	822,2	1.385,0	2.446,0	1.061,0	-	-
Eternit Colombiana S. A.	99.850	0,26%	138,8	69,6	209,8	140,2	-	-
Fiduciaria Occidente S. A.	606.494	4,44%	1.840,9	1.762,9	3.286,1	1.523,2	-	-
Futbolred.com S.A.	120.000	35,67%	361,6	361,6	-	-	-	361,6
Gas Natural ESP	621.866	1,68%	53.480,5	53.480,5	59.077,3	5.596,8	-	-
Gasoducto del Tolima S.A.	56.757	5,80%	131,8	131,8	737,5	258,1	-	-
Inducarbón	2.528	0,09%	0,3	1,1	0,5	-	-	1,1
Industria Colombo Andina-Inca S.A.	2.233.819	0,67%	44,3	62,1	187,3	125,2	-	-
Jardin Plaza S.A.	888.000	17,76%	10.031,1	10.031,1	15.368,9	5.337,8	-	-
Metrex S.A.	321.782	10,30%	168,4	168,4	363,3	194,9	-	-
Petróleos Colombianos Limited (a)	17.107	0,05%	111,4	94,9	6,9	-	-	94,9
Petróleos Nacionales S.A. (a)	6.235.383	19,54%	125,2	257,3	-	-	-	257,3
Proenergía Internacional S.A.	19.123.532	14,39%	78.130,8	78.130,8	81.333,4	3.202,6	-	-

	No. de acciones	% de participación	Costo de adquisición	Costo ajustado	Valor de mercado	Valorización	Desvalorización	Provisión
Promigas S.A. (b)	19.123.532	14,39%	669.716,6	667.899,9	641.542,7	-	26.357,2	-
Promisión Celular S.A. Promicel	4.680.420	16,64%	5.642,5	4.803,8	771,2	-	-	1.306,5
Promotora de Inversiones Ruitoque S. A.	47.594.406	3,34%	703,7	765,6	1.851,1	-	-	198,3
Promotora la Alborada S.A. (a)	991.383.354	1,83%	316,3	316,3	-	-	-	316,3
Promotora la Enseñanza S.A. (a)	490.042	2,45%	69,8	69,8	-	-	-	69,8
Sociedad Hotelera Cien Internacional S.A.	133.393	0,39%	60,9	58,4	69,0	9,3	-	-
Sociedad Transportadora de Gas del Oriente S.A.	81,076,953	20,00%	1.073,5	10.277,5	16.105,0	5.827,5	-	-
Textiles el Espinal S.A. en liquidación (a)	7.107.259	8,56%	2.399,1	2.399,1	-	-	-	2.399,1
Ventas y Servicios S. A.	90,325	19,90%	232,6	405,4	586,1	180,7	-	-
Subtotal				949.882,4		228.585,7	26.430,4	6.264,6
Valorización Derechos en Fideicomiso cta 19955002	-	-	-	-	-	10.751,1	-	-
Fiduciaria Corficolombiana S.A. :								
Depósito Central Deceval	6.468	1,34%	352,3	407,7	897,0	489,3	-	-
Platanciones Unipalma de los Llanos S.A.:								
Propalma S.A.	15	1,37%	10,0	14,1	0,8	-	-	13,2
CI Acepalma S.A.	1.030.605	9,86%	1.637,0	1.969,8	2.614,6	644,9	-	-
Subtotal				1.983,9		644,9	-	13,2
Colombiana de Licitaciones y Concesiones Ltda.:								
Banco AV Villas	3.039	0,00%	4,2	4,2	10,5	6,2	-	-
Banco de Occidente	22.871	0,00%	99,3	145,5	700,1	554,7	-	-
Centro de Ferias, Exposiciones y Conveciones de B/manga (Cenfer S.A.)	12.368	3,23%	219,3	248,5	411,3	162,8	-	-
Eternit Colombiana S.A.	332	0,00%	0,3	0,4	0,6	0,3	-	-
Fabrica de Textiles del Tolima Fetaxtol	55.127	3,06%	335,7	379,1	-	-	-	379,1
Fiduciaria Occidente S. A.	20	0,00%	-	-	0,1	0,1	-	-
Gestion y Contacto S.A.	816	1,02%	15,4	15,4	22,0	6,6	-	-
Inversiones Sides S.A.S.	82.150	0,38%	61,3	72,6	45,0	-	-	27,6
Procensa S.A. En liquidación	252.709	5,00%	291,5	295,9	-	-	-	295,9

	No. de acciones	% de participación	Costo de adquisición	Costo ajustado	Valor de mercado	Valorización	Desvalorización	Provisión
Promotora de Inversiones de Santander S.A. Promisan S.A. En liquidación	14.711.400	0,42%	26,4	29,9	0,7	-	-	29,2
Sociedad Aeroportuaria de la Costa S. A. (Sacsa)	427.288	11,55%	427,3	855,6	1.493,0	637,4	-	-
Sociedad Cafetera del Valle S.A. (Soforestal S.A.)	46.077	3,20%	175,8	187,9	329,9	142,1	-	-
Subtotal				2.235,0		1.510,2	-	731,8
Estudios, Proyectos e Inversiones de los Andes S. A.:								
Fiduciaria Occidente S. A.	74	0,00%	0,1	0,1	0,1	-	-	-
CCI Marketplace S. A.	105.694	2,94%	105,7	105,7	60,6	-	-	45,1
Subtotal				105,8		-	-	45,1
Episol S.A.					-			
Concesionaria Ruta del Sol S.A.S.	1.541.578.500	33,00%	15.415,8	15.415,8	15.415,8	-	-	-
Hoteles Estelar de Colombia S. A.:								
Promotora Industrial Comercial y Turística de Sevilla S.A.	382	0,00%	0,4	2,4	0,6	-	1,8	-
Organización Pajonales S. A.:								
Agroganadera del Valle S.A.	124.979	0,25%	26,4	26,4	4,9	-	-	21,4
Casa de Bolsa	277.372	1,82%	510,8	510,8	517,0	6,1	-	-
Cooperativa Serviarroz S.A.	1	0,63%	22,6	22,6	22,6	-	-	-
Fondo Ganadero del Tolima S.A.	2.352.792	0,62%	57,0	57,0	71,4	14,3	-	-
Profilacticos del Tolima S.A.	486	0,17%	0,7	0,7	0,7	-	-	-
Promesa s.a.	3.593	0,31%	10,9	10,9	5,7		-	5,2
Semillas e Insumos Algodoneros	555	8,46%	15,4	15,4	79,4	64,0	-	-
Grupo Nacional de Chocolates	300	0,00%	1,2	1,2	3,8	2,5	-	-
Inversiones Argos	328	0,00%	1,2	1,2	5,2	4,0	-	-
Cámara de Compensación de la Bolsa Nacional Agropecuaria	3.335	0,13%	37,0	37,0	29,7	-	-	7,3
Mavalle	1	5,00%	87,3	87,9	87,9	-	-	-
Subtotal				771,1		90,9	-	33,9

	No. de acciones	% de participación	Costo de adquisición	Costo ajustado	Valor de mercado	Valorización	Desvalorización	Provisión
Valora S. A.:								
C.I. Yumbo S.A.	11.001	0,10%	11,0	15,9	33,4	17,5	-	-
Pizano S.A.:								
Aseo, Acueducto y Alcantarillado	8.518	8,52%	7,0	38,0	22,1	-	-	15,9
Edubar	2.500	2,62%	25,0	158,2	38,0	-	-	120,2
Inmobiliaria Selecta S.A.	24.351	34,79%	24,6	113,1	27,8	-	-	85,3
Laminas del Ecuador	6.500	0,07%	9,7	61,5	-	-	-	61,5
Promotora la Enseñanza	362.562	3,63%	113,3	139,9	169,8	30,0	-	-
Inmobiliaria la Alborada S.A.	1.713.082	0,00%	0,1	1,8	1,7	-	-	0,1
Proforest S.A.	10.000	1,81%	10,1	10,1	10,1	-	-	-
Sociedad Portuaria la Loma S.A. en Liquidación	49.500	99,00%	43,7	52,8	76,8	24,0	-	-
Subtotal				575,4		54,0	-	283,0
Proyectos de Infraestructura S. A.:								
CCI Marketplace S.A.	257.510	6,12%	257,5	257,6	148,6	-	-	109,0
Centro de Eventos Valle del Pacifico	49.172	0,90%	491,7	497,5	547,4	49,9	-	-
Subtotal				755,1		49,9	-	109,0
Total				972.150,5		242.193,5	26.432,2	7.480,6

(*) En junio de 2010, se protocolizó la fusión de Banco de Occidente y Leasing de Occidente S.A., las 429.474.513 que la Corporación poseía en Leasing de Occidente S.A., se intercambiaron por 8.842.303, quedando con una participación del 6,1322%, esta operación generó un incremento en la valorización de la inversión en Banco de Occidente S.A. por $150.260,0 la cual se registro en junio de 2010.

(a) No presenta valor patrimonial porque la Corporación no tiene información actualizada a diciembre de 2009. Esta inversión está totalmente provisionada.

(b) En marzo de 2010, se reclasificó la inversión en Promigas, de Inversión Disponible para la venta a Inversión Negociable, pasando de baja a media bursatilidad, de acuerdo con la Carta Circular 027 de marzo de 2010 de la Superintendencia Financiera de Colombia, esta reclasificación genero un ingreso en el estado de resultados por $11.339,1. En mayo de 2010 esta inversión se reclasificó de inversión negociable a Inversión disponible para la venta, pasando de media a baja bursatilidad, de acuerdo con la Carta Circular 043 de mayo de 2010, esta reclasificación no tuvo ningún efecto en el estado de resultados.

Con alta y media bursatilidad

	30 de junio de 2010					
	Capital social	No. de acciones	% de partic.	Costo de adquisición	Valor en bolsa	Valor de Mercado
Con alta liquidez bursatilidad						
Bolsa de Valores de Colombia	$ 18.672,8	628.047.243	3,36%	$ 11.471,2	$ 35,8	$ 22.484,1
Con media bursatilidad						
Mineros S.A.	158,9	18.275.422	6,98%	50.257,4	6.000,0	109.652,5
						$ 132.136,6
Total Inversiones Disponibles Para la Venta en Títulos Participativos en Junio de 2010						$ 1.104.287,1

Inversiones disponibles para la venta títulos participativos con baja o mínima bursatilidad – Diciembre 31 de 2009

	No. de acciones	% de participación	Costo de adquisición	Costo ajustado	Valor de mercado	Valorización	Desvalorización	Provisión
Corficolombiana								
Aerocali S.A.	126.654	33,33%	$ 2.258,5	$ 2.473,6	$ 5.534,9	$ 3.061,3	$ -	$ -
Alimentos derivados de la Caña (Adecaña)	52.000	0,32%	26,1	26,1	263,1	237,0	-	-
Aquacultivos del Caribe S. A. (b)	106.000	5,47%	658,8	477,4	420,1	-	-	477,4
AV Villas (Acciones Ordinarias)	45.677	0,00%	164,5	159,1	169,4	10,3	-	-
AV Villas (Acciones Preferenciales)	20.763	0,01%	62,3	59,6	62,3	2,7	-	-
Banco de Occidente	346.314	0,26%	5.553,7	5.553,7	9.691,3	4.137,7	-	-
Bladex S.A. Clase E	2.070	0,00%	40,4	42,1	59,4	17,3	-	-
C.I. Yumbo S.A.	11.001	0,10%	12,7	11,3	28,4	17,1	-	-
Cámara de Compensación de Divisas de Colombia S.A.	79.687.500	3,19%	79,7	79,7	68,1	-	11,6	-
Cámara de Riesgo Central de Contraparte de Colombia S.A.	312.744.041	1,08%	312,7	312,7	266,9	-	45,9	-
Caribu Internacional S.A. (b)	782.278.588	-	782,3	782,3	-	-	-	782,3
Casa de Bolsa S.A. Sociedad Comisionista de Bolsa	28.373	59,29%	12.130,7	12.815,2	12.909,8	94,6	-	-
Colombiana de Extrusión S.A. Extrucol	315.420	20,00%	2.526,0	1.784,8	4.422,9	2.638,1	-	-
Compañía Aguas de Colombia	560.000	20,00%	448,4	1.096,7	1.247,5	150,8	-	-
Concesionaria Tibitoc S.A.	9.086.933	33,33%	12.799,6	9.822,7	14.311,3	4.488,6	-	-
Corporación Andina de Fomento	18	0,00%	287,2	352,9	324,0	87,2	-	-
Deposito Central de Valores-DECEVAL	17.709	3,67%	822,2	1.385,0	2.459,8	1.074,8	-	-
Eternit Colombiana S. A.	99.850	0,26%	138,8	69,6	194,9	125,2	-	-
Fiduciaria Occidente S. A.	606.494	4,44%	1.840,9	1.762,9	3.492,9	1.730,0	-	-
Futbolred.com S.A. (b)	120.000	35,67%	361,6	361,6	-	-	-	361,6
Gas Natural ESP	621.866	1,68%	53,480.5	53.480,5	52.669,8	-	810,6	-
Gasoducto del Tolima S.A.	230.711	5,80%	305,7	305,7	883,2	577,5	-	-
Inducarbón	2.528	0,09%	0,3	1,1	0,5	-	-	1,1
Industria Colombo Andina-Inca S.A.	2.233.819	0,67%	44,3	62,1	151,8	89,7	-	-
Jardín Plaza S.A.	888.000	17,76%	10.031,1	10.031,1	15.627,8	5.596,7	-	-
Leasing de Occidente S.A.	429.474.513	45,24%	56.009,3	81.063,2	106.219,4	25.156,3	-	-
Metrex S.A.	321.782	10,30%	168,7	168,7	421,4	252,7	-	-
Petróleos Colombianos Limited(b)	17.107	0,05%	111,4	101,4	6,9	-	-	101,4
Petróleos Nacionales S.A. (b)	6.235.383	19,54%	125,2	257,3	-	-	-	257,3
Proenergía Internacional S.A.	19.123.532	14,39%	78.130,8	78.130,8	94.110,0	15.979,2	-	-

	No. de acciones	% de participación	Costo de adquisición	Costo ajustado	Valor de mercado	Valorización	Desvalorización	Provisión
Proinversiones S.A.	437.266	3,02%	9,6	9,6	33,4	-	-	3,8
Promigas S.A.	19.123.532	14,39%	803.188,3	663.485,0	687.194,4	23.709,4	-	-
Promisión Celular S.A. Promicel	4.680.420	16,64%	5.642,5	4.803,8	986,6	-	-	1.306,5
Promotora de Inversiones Ruitoque S. A. (Promisión)	47.594.406	3,34%	703,7	765,6	1.377,2	-	-	198,4
Promotora la Alborada S.A. (b)	991.383.354	1,83%	316,3	316,3	-	-	-	316,3
Promotora la Enseñanza S.A. (b)	490.042	2,45%	69,8	69,8	-	-	-	69,8
Sociedad de Inversiones en Energía S.A.	14.485.627	7,80%	21.174,6	18.985,4	201.984,7	182.999,3	-	-
Sociedad Hotelera Cien Internacional S.A.	133.393	0,39%	60,9	58,4	67,7	9,3	-	-
Sociedad Transportadora de Gas del Oriente S.A.	81.076.953	20,00%	1.073,5	10.277,5	14.140,1	3.862,6	-	-
Textiles el Espinal S.A.	7.107.259	8,56%	2.399,1	2.399,1	2.669,0	-	-	2.399,1
Ventas y Servicios S. A.	81.766	19,90%	232,6	339,0	614,0	274,9	-	-
Subtotal				964.540,4		276.380,3	868,1	6.275,0
Valorizacion Derechos en Fideicomiso cta 19955002	-	-	-	-	-	1.330,1	-	-
Fiduciaria Corficolombiana S.A. :								
Depósito Central Deceval	6.468	1,34%	352,3	407,7	897,0	489,3	-	-
Plantaciones Unipalma de los Llanos S.A.:								
CI Acepalma S.A.	965.801	9,22%	1.357,1	1.689,8	2.398,1	708,2	-	-
Propalma S.A.	15	1,37%	10,0	14,1	0,6	-	-	13,5
Subtotal				1.703,9		708,2	-	13,5
Colombiana de Licitaciones y Concesiones Ltda.:								
Banco AV Villas	3.039	0,00%	4,2	4,2	11,3	7,0	-	-
Banco de Occidente S.A.	22.871	0,00%	99,3	145,5	640,0	494,6	-	-
Centro de Ferias, Exposiciones y Conveciones de B/manga (Cenfer S.A.)	12.368	3,23%	219,3	248,5	424,6	176,1	-	-
Empresa ColombianaPesquera de Tolu S.A.	105.598	1,16%	21,1	23,2	22,5	-	-	0,7
ETERNIT COLOMBIANA S.A.	332	0,00%	0,3	0,4	0,6	0,3	-	-
Fabrica de Textiles del Tolima Fetaxtol	55.127	3,06%	335.,	379,1	236,5	-	-	379,1
Fiduciaria Occidente S. A.	20	0,00%	-	-	0,1	0,1	-	-
Gestion y Contacto S.A.	510	1,02%	6,0	6,0	14,4	8,3	-	-
Procensa S.A. En liquidación	252.709	5,00%	291,5	295,9	-	-	-	295,9
Promotora de Inversiones de Santander S.A. Promisan S.A.	14.711.400	0,42%	26,4	29,9	0,7	-	-	29,2

	No. de acciones	% de participación	Costo de adquisición	Costo ajustado	Valor de mercado	Valorización	Desvalorización	Provisión
En liquidación								
Sidelpa Inversiones S.A. - En Liquidación	260.126	0,48%	61,3	72,6	41,3	-	-	31,3
Sociedad Aeroportuaria de la Costa S. A. (Sacsa)	427.288	11,55%	427,3	855,6	1.493,9	638,3	-	-
Sociedad Cafetera del Valle S.A. (Soforestal S.A.)	46.077	3,20%	175,8	187,9	329,1	141,2	-	-
Subtotal				2.248,8		1.465,9	-	736,2
Estudios, Proyectos e Inversiones de los Andes S. A.:								
Fiduciaria Occidente S. A.	74	0,00%	0,1	0,1	0,4	0,3	-	-
CCI Marketplace S. A.	105.694	2,94%	105,7	105,7	63,9	-	-	41,8
Subtotal				105,8		0,3	-	41,8
Episol S.A.								
Concesionaria Ruta del Sol S.A.S.	85.800	33,00%	8.580,0	8.580,0	9.183,7	603,7	-	-
Industrias Lehner S.A.								
Inversiones FCPM Holdings	100	0,00%	471,9	471,9	-	-	304,8	143,3
Hoteles Estelar de Colombia S. A.:								
Promotora Industrial Comercial y Turística de Sevilla S.A.	382	0,00%	0,4	2,4	0,6	-	-	1,8
Organización Pajonales S. A.:								
Agroganadera del Valle S.A.	124.979	0,25%	26,4	26,4	5,1	-	-	21,3
Casa de Bolsa S.A. Sociedad Comisionista de Bolsa	91.026	5,50%	510,8	510,8	632,1	121,3	-	-
Cooperativa Serviarroz S.A.	0	0,62%	22,1	22,1	101,1	79,0	-	-
Fondo Ganadero del Tolima S.A.	2.293.478	0,62%	56,4	56,4	64,1	7,7	-	-
Grupo Nacional de Chocolates	300	0,00%	1,2	1,2	3,4	2,2	-	-
Inversiones Argos	328	0,00%	1,2	1,2	4,1	2,9	-	-
Profilacticos del Tolima S.A.	486	0,17%	0,7	0,7	1,2	0,5	-	-
Promesa S.A.	3.593	0,31%	10,9	10,9	6,1	-	4,8	-
Semillas e Insumos Algodoneros S.A.	555	8,46%	15,4	15,4	65,1	49,7	-	-
Cámara de Compensación de la Bolsa Nacional Agropecuaria	3.335	0,13%	37,0	37,0	212,8	175,8	-	-

	No. de acciones	% de participación	Costo de adquisición	Costo ajustado	Valor de mercado	Valorización	Desvalorización	Provisión
Mavalle	1	5,02%	87,3	87,9	178,3	90,4	-	-
Subtotal				770,0		529,5	4,8	21,3
Valora S. A.:								
C.I. Yumbo S.A.	11.001	0,10%	11,0	15,9	34,5	18,6	-	-
Pizano S.A.:								
Aseo, Acueducto y Alcantarillado	8.518	8,52%	7,0	38,0	22,1	-	-	16,1
C.I. Pizano Trading S.A. en Liquidaciòn	394.000	98,50%	240,0	1.394,9	1.989,1	594,2	-	-
Edubar	2.500	2,62%	25,0	158,2	35,7	-	-	122,4
Inmobiliaria la Alborada S.A.	1.713.082	0,00%	0,1	1,8	1,7	-	-	0,1
Inmobiliaria Selecta S.A.	24.351	34,79%	24,6	113,1	32,6	-	-	80,5
Laminas del Ecuador	6.500	0,07%	9,7	61,5	-	-	-	61,4
Proenergía Internacional S.A.	54	0,00%	-	-	0,2	0,2	-	-
Proforest S.A.	10.000	1,81%	10,1	10,1	10,1	-	-	-
Promotora la Enseñanza S.A.	362.562	3,63%	113,3	139,8	167,7	27,8	-	-
Sociedad Portuaria la Loma S.A. en Liquidación	49.500	99,00%	41,0	52,8	76,8	24,0	-	-
Subtotal				1.970,2		646,2	-	280,5
Proyectos de Infraestructura S. A.:								
CCI Marketplace S.A.	257.510	6,12%	257,5	257,6	159,1	-	-	98,5
Centro de Eventos Valle del Pacifico	49.172	0,90%	491,7	497,5	949,5	452,0	-	-
Subtotal				755,1		452,0	-	98,5
Total				981.572,1		282.624,1	1.177,7	7.611,9

Con alta y media bursatilidad

	31 de diciembre de 2009					
	Capital social	No. de acciones	% de partic.	Costo de adquisición	Valor en bolsa	Valor de mercado
Con alta liquidez bursatilidad						
Bolsa de Valores de Colombia	$ 18.672,8	628.047.243	3,36%	$ 11.471,2	$ 29,5	$ 18.527,4
Con media bursatilidad						
Mineros S.A.	158,9	18.275.422	6,98%	50.257,4	5.580,0	101.976,9
						$ 120.504,3
Total Inversiones Disponibles Para la Venta en Títulos Participativos en Diciembre de 2009						$ 1.102.076,4

FILE No. 823437

	30 de junio de 2010	31 de diciembre de 2009
Provisión de inversiones:		
Inversiones negociables en títulos de deuda	$ 1.405,5	$ 2.018,8
Inversiones negociables en títulos participativos	91.838,9	-
Inversiones disponibles para la venta en títulos de deuda	181,8	222,3
Inversiones disponibles para la venta en títulos participativos	7.480,6	7.611,9
	$ 100.906,8	$ 9.853,0

6. CARTERA DE CRÉDITOS, NETO

	30 de junio de 2010	31 de diciembre de 2009
Cartera de consumo:		
A -Normal	$ 1.724,7	$ 1.772,4
B -Subnormal	69,4	128,4
C - Aceptable	-	-
D -Difícil cobro	3,9	25,1
E – Incobrable	8,1	7,9
	1.806,1	1.933,8
Provisión	(24,6)	(55,0)
	1.781,5	1.878,8
Cartera Comercial		
A -Normal	465.877,3	439.919,6
B -Subnormal	36.984,0	49.705,0
C -Deficiente	16.533,7	13.783,7
D -Difícil cobro	13.052,6	13.378,2
E -Irrecuperable	7.273,5	7.066,3
	539.721,1	523.852,8
Provisión	(25.211,5)	(24.484,2)
	514.509,6	499.368,6
	$ 516.291,1	$ 501.247,4

Provisión para cartera de créditos

	30 de junio de 2010	31 de diciembre de 2009
Saldo inicial	$ 24.539,2	$ 24.641,4
Provisión cargada a gastos	6.279,4	7.564,6
Recuperación de provisiones	(5.551,2)	(7.202,1)
Castigo de cartera	(31,3)	(464,7)
Saldo al final del semestre	$ 25.236,1	$ 24.539,2

7. ACEPTACIONES, OPERACIONES DE CONTADO Y DERIVADOS, NETO

	30 de junio de 2010	31 de diciembre de 2009
Derechos operaciones de contado	$ 23.631,4	$ 94.519,9
Obligaciones operaciones de contado	(23.718,2)	(94.442,0)
Derechos de futuros	114.996,3	48.527,8
Obligaciones de futuros	(113.969,4)	(48.527,8)
Derechos operaciones forward	4.586.488,6	4.766.283,5
Obligaciones operaciones forward	(4.581.712,6)	(4.728.530,0)
Opciones de especulación	(34,1)	-
	$ 5.682,0	$ 37.831,4

La Corporación ha definido que debe cubrir su riesgo por la diferencia en cambio generada producto de la posición propia (activos menos pasivos en moneda extranjera), lo que conlleva a efectuar operaciones de cobertura mediante la realización de contratos a futuro y operaciones con derivados, cuando la situación del mercado lo amerita.

Relación de saldos promedios comparativos sobre obligaciones, derechos, utilidad y pérdida:

	30 de junio de 2010				31 de diciembre de 2009			
	Venta	Variación %	Compra	Variación %	Venta	Variación %	Compra	Variación %
Derechos								
Divisas	$1.671.039,5	(42,03)	$ 977.801,0	(59,04)	$2.882.586,1	0,72	$ 2.387.020,9	(0,54)
Títulos	16.381,3	237,17	12.540,0	224,31	4.858,5	(14,92)	3.866,6	(44,12)
	$1.687.420,8		$ 990.341,0		$2.887.444,6		$ 2.390.887,5	
Obligaciones								
Divisas	$1.628.444,5	(41,79)	$ 969.211,3	(59,53)	$2.797.729,5	(4,01)	$ 2.394.864,5	0,86
Títulos	16.405,5	239,12	12.510,6	223,67	4.837,6	(15,92)	3.865,2	(44,31)
	$1.644.850,0		$ 981.721,9		$2.802.567,1		$ 2.398.729,7	
Resultado promedio mensual	68.479,6	(15,88)	63.785,2	(10,37)	81.409,8	26,03	71.165,8	26,80

Corresponden al promedio de los saldos finales mensuales durante el semestre.

Los plazos mínimos y máximos oscilaron entre 3 y 365 días durante los ejercicios terminados el 30 de junio de 2010 y 31 diciembre de 2009.

No existían limitaciones, ni restricciones de ningún tipo para la ejecución de estos contratos.

FILE No. 823437

8. CUENTAS POR COBRAR, NETO

	30 de junio de 2010	31 de diciembre de 2009
Intereses:		
Cartera de créditos y operaciones de leasing	$ 2.154,4	$ 1.894,4
Comisiones y honorarios		
Comisiones	4.464,5	5.974,9
Honorarios	1,0	12,4
	4.465,5	5.987,3
Otras:		
Componente financiero	2.965,1	3.022,6
Dividendos y participaciones (1)	9.356,2	6.052,8
Arrendamientos	25,1	13,9
Cánones de bienes dados en leasing	20,7	39,2
Venta de bienes y servicios (2)	43.653,1	57.903,0
Pagos por cuenta de clientes	2.502,6	2.469,7
Anticipo de contratos y proveedores (3)	21.355,1	17.756,0
Adelantos de personal	6.096,5	5.637,9
Impuesto a las ventas por pagar – débito	7.815,0	6.245,8
Diversas:		
Clientes nacionales en las subordinadas:		
Colombiana de Licitaciones y Concesiones Ltda.	2.279,5	2.269,6
Estudios, Proyectos e Inversiones de los Andes	356.035,1	41.469,1
Hoteles Estelar S. A.	21.617,2	18.285,6
Industrias Lehner S. A.	19.400,6	20.667,5
Estudios y Proyectos del Sol S.A.	18.250,0	29,8
Organización Pajonales S. A.	4.351,4	3.933,2
Pizano S.A.	31.044,0	29.240,4
Plantaciones Unipalma de los Llanos S. A.	10.843,1	10.077,4
Promotora y Comercializadora Turística Santamar	736,3	479,9
Proyectos de Infraestructura S. A.	5.282,6	5.156,3
Tejidos Sintéticos de Colombia	9.055,8	8.117,1
Valora S. A.	682,1	660,7
Gas Comprimido del Perú S. A.	325,6	29,3
Otras	2.611,6	983,7
	$ 576.304,3	$ 240.540,5

(1) A junio 30 de 2010 este rubro comprendía entre otros valores: Banco de Occidente S.A. $2.715,2, Mineros S.A $2.266,1, Aerocali $1.054,1, Gas Natural $2.324,7, Hoteles Estelar $632,7, Organización Pajonales S.A. $474,9, Unipalma $467,9. Fiduciaria de Occidente S.A. $362,9. Bolsa de Valores de Colombia $173,8. Al 31

de diciembre de 2009 este rubro comprende entre otros valores: Promigas $5.278,1, Hoteles Estelar $469,2, Epiandes S.A. $5.945,3, Fiduciaria de Occidente S.A. $154,8 y Mineros S.A. $392,0.

(2) A 30 de junio de 2010, este rubro comprendía entre otros valores: Venta a plazos inversión en Colombina S.A. $42.749,7 el saldo de ingreso diferido es de $31.632,9, Inversiones Gaviria Restrepo $823,8. A 31 de diciembre de 2009 este rubro comprende entre otros valores: Venta a plazos inversión en Colombina S.A. $56.999,7 esta transacción originó el registro de un ingreso diferido por valor de $42.176, Inversiones Gaviria Restrepo $823,8.

(3) Al 30 de junio de 2010 y 31 de diciembre este rubro comprende entre otros valores: Concesionaria Ruta del Sol S.A. $4.026,9.

Provisión cuentas por cobrar – El movimiento de la provisión para cuentas por cobrar es el siguiente:

		30 de junio de 2010		31 de diciembre de 2009
Saldo Inicial	$	13.882,5	$	13.073,6
Más:				
Provisión cargada al gasto del ejercicio		1.858,5		3.426,3
Menos:				
Reintegro de provisión		(4.407,4)		(3.328,4)
Movimiento		1.009,1		711,0
Saldo final	$	12.342,7	$	13.882,5

9. BIENES REALIZABLES, RECIBIDOS EN PAGO Y RESTITUIDOS, NETO

Bienes realizables:				
Plantaciones Unipalma de los Llanos S. A.:				
Producto terminado - Aceite de palma y de almendra	$	3.711,7	$	3.457,1
Mercancías en transito		17,5		-
Materias primas		1.263,1		1.388,3
		4.992,3		4.845,4
Tejidos Sintéticos de Colombia S. A.:				
Producto terminado - Empaques. telas y cordeles		834,7		1.233,1
Producto en proceso- Empaques. Telas y cordeles		900,0		790,7
Materia Prima		2.115,4		2.261,8
Mercancías		416,5		568,1
Inventarios en tránsito		928,0		700,9
		5.194,6		5.554,6

FILE No. 823437

	30 de junio de 2010	31 de diciembre de 2009
Hoteles Estelar de Colombia S. A.:		
Materias Primas	948,4	1.428,7
Mercancías	951,2	690,7
	1.899,6	2.119,4
Organización Pajonales S. A.:		
Materias Primas	2.222,8	3.813,8
Productos en Proceso	10.578,8	6.971,4
Productos Terminado	252,7	206,1
Mercancías	765,1	-
Semovientes	5.662,1	5.251,3
	19.481,5	16.242,6
Pizano S.A.:		
Producto en proceso	58.966,9	57.222,2
Materia Prima	22.847,7	25.864,6
Mercancía en transito	1.791,1	5.967,5
Mercancías	9.166,1	8.925,3
Bienes terminados	20.451,3	8.353,2
	113.223,1	106.332,8
Industria Lehner S. A.:		
Producto en proceso	2.914,6	2.289,9
Materia Prima	4.320,7	5.753,4
Mercancía en transito	1.028,4	1.172,1
Mercancías	389,3	379,6
Bienes terminados	2.080,0	2.449,1
	10.733,0	12.044,1
Valora S. A.:		
Bienes Raíces para la Venta	2.245,7	2.245,7
Productos en Proceso	297,2	285,6
Mercancías	9.432,0	8.672,0
	11.974,9	11.203,3
Gas Comprimido del Perú:		
Materiales de Construcción	219,3	-
Mercancías	429,6	-
	648,9	-
	$ 168.147,9	$ 158.342,2

	30 de junio de 2010	31 de diciembre de 2009
Bienes recibidos en pago:		
Bienes muebles	3.032,1	3.013,6
Bienes inmuebles diferentes de vivienda	15.413,2	23.443,3
	$ 18.445,3	$ 26.456,9
Bienes restituidos en contratos de Leasing:		
Maquinaría y equipo	$ 1.215,2	$ 829,2
Vehículos dados en leasing	3.223,0	4.713,7
	$ 4.438,2	$ 5.542,9
Bienes no utilizados en el objeto social:		
Terrenos	$ 585,9	$ 585,9
Provisión para bienes recibidos en pago		
Saldo inicial	$ 25.508,7	$ 26.599,3
Más:		
Provisión cargada al gasto del ejercicio	621,8	1.033,3
	26.130,5	27.632,6
Menos		
Reintegro de provisión	(544,2)	(1.173,3)
Utilización en venta de bienes recibidos en pago	(2.005,9)	-
Reclasificación a Derechos en Fideicomiso	(4.400,9)	-
Venta de bienes recibidos en pago	(802,7)	(950,6)
Saldo final	$ 18.376,8	$ 25.508,7

La Administración de la Matriz considera que la inmovilización y materialidad de estos activos no producirá efectos negativos importantes sobre los estados financieros.

Actualmente la Matriz y subordinadas financieras adelantan las gestiones para la realización de estos bienes dentro de los plazos establecidos por la Superintendencia Financiera.

En términos generales el estado de los bienes es bueno, para aquellos que han sufrido deterioro se han constituido las provisiones necesarias.

10. PROPIEDADES, EQUIPOS Y BIENES DADOS EN LEASING, NETO

	30 de junio de 2010	31 de diciembre de 2009
Terrenos	$ 71.135,6	$ 66.226,5
Construcciones en curso	9.378,1	4.149,7
Edificios	157.669,9	157.280,9
Muebles, equipos y enseres	28.596,5	28.480,4
Equipo de computación	27.995,6	28.095,7
Vehículos	29.324,4	28.878,4
Equipos de movilización y maquinaria y semovientes	339.458,4	355.824,2
Importaciones en curso	1.718,6	5.048,1
Bienes dados en leasing	3.539,9	2.913,2
	668.817,0	676.897,1
Menos - Depreciación acumulada	(348.172,5)	(337.025,1)
Menos – Provisión	(6.115,2)	(6.520,9)
	$ 314.529,3	$ 333.351,1

La depreciación total registrada al 30 de junio de 2010 y 31 de diciembre d 2009 en el gasto fue de $6.499,6 y $6.565,6, respectivamente.

La Corporación y sus subordinadas han mantenido medidas necesarias para la conservación y protección de sus activos. Al 30 de junio de 2010 y 31 de diciembre de 2009 existían pólizas de seguros para cubrir riesgos de sustracción, incendio, terremoto, asonada, motín, explosión, erupción volcánica, baja tensión, pérdida o daños a oficinas y vehículos.

La Corporación y sus subordinadas cuentan con avalúos de sus bienes inmuebles y no existen hipotecas o reservas de dominio sobre los mismos, ni han sido cedidos en garantía prendaría.

11. EXCESO DEL COSTO DE LA INVERSIÓN SOBRE EL VALOR EN LIBROS

Los valores del exceso del costo de la inversión sobre el valor en libros de la inversión determinados para la consolidación de los estados financieros de la Corporación y sus Subordinadas son los siguientes:

	30 de junio de 2010			
		Amortizaciones		
	Saldo Inicial	Ejercicios anteriores	Del semestre	Saldo por amortizar
Pisa	$ 7.982,5	$ 6.386,4	$ 798,3	$ 797,8
Organización Pajonales S. A.	2.359,2	2.137,1	65,8	156,3
Hoteles Estelar S. A.	641,8	535,0	64,2	42,6
	$ 10.983,5	$ 9.058,5	$ 928,3	$ 996,7

	31 de diciembre de 2009			
		Amortizaciones		
	Saldo Inicial	Ejercicios anteriores	Del semestre	Saldo por amortizar
Pisa	$ 7.982,5	$ 5.588,1	$ 798,3	$ 1.596,1
Organización Pajonales S. A.	2.335,4	1.957,4	74,2	303,8
Hoteles Estelar S. A.	641,8	470,8	64,2	106,8
	$ 10.959,7	$ 8.016,3	$ 936,7	$ 2.006,7

12. OTROS ACTIVOS, NETO

	30 de junio de 2010	31 de diciembre de 2009
Gastos anticipados:		
Intereses	$ 1.167,0	$ 56,0
Seguros	391,1	670,6
Arrendamientos	57,2	-
Mantenimiento de equipos	23,8	39,0
Otros	6.520,3	3.719,0
Cargos diferidos:		
Organización y Preoperativos (1)	206.655,9	202.248,4
Estudios y proyectos (2)	228.573,7	197.644,3
Remodelaciones	2.167,9	828,7
Programas de computador software	2.889,7	2.528,5
Útiles y papelería	71,9	67,0
Mejoras a propiedades tomadas en arriendo	1.467,2	1.670,9
Publicidad y propaganda	38,9	22,3
Impuesto de renta diferido	861,3	1.041,0
Impuestos	2.210,5	-
Contribuciones y afiliaciones	50,5	29,1
Otros	2.062,3	2.305,6
	$ 455.209,2	$ 412.870,4

(1) Corresponde a los costos incurridos en los proyectos de construcción de carreteras, por la subordinada Concesionaria Vial de los Andes (Carretera Bogotá – Puente Real - Villavicencio - túnel El Boquerón) por valor de $201.282,7

(2) Principalmente corresponde a $194.678,2 de la subordinada Proyectos de Infraestructura S. A. (Carretera Buga – Tulua y Tulua - La Paila). Los costos de cada tramo se amortizan por el método de línea recta a partir del momento en el cual entre en operación cada tramo, hasta el final del contrato de concesión.

	30 de junio de 2010	31 de diciembre de 2009
Otros:		
Cargos por corrección monetaria diferida	$ 11.159,6	$ 11.732,6
Créditos a empleados	4.804,8	4.862,7
Depósitos	2.627,4	10.566,2
Bienes arte y cultura	933,7	933,7
Derechos en Fideicomiso:		
Inversión	55.973,5	80.044,8
Cartera de créditos y cuentas por cobrar	859,5	431,7
Bienes realizables y recibidos en pago	20.551,7	15.572,0
Propiedad y equipo	875,5	345,6
Crédito mercantil	852,1	1.303,5
Otros activos	142.474,6	89.200,2
Diversos:		
Anticipo impuesto de renta	23.506,1	21.554,3
Retención en la fuente	21.990,0	10.879,1
Sobrantes de anticipos y retenciones	14.109,5	17.081,5
Caja menor	156,5	151,2
Anticipo impuesto industria y comercio	401,3	220,4
IVA descontable en el impuesto de renta	2,0	96,8
Consorcios o uniones temporales	1.551,6	1.689,6
Otros	282,5	244,7
	$ 303.111,9	$ 266.910,6

13. VALORIZACIÓN Y DESVALORIZACIONES

	30 de junio de 2010	31 de diciembre de 2009
Inversiones:		
Valorizaciones	$ 242.195,3	$ 282.624,1
Desvalorizaciones	(26.432,2)	(1.177,7)
	215.763,1	281.446,4
De propiedad, planta y equipo	391.158,1	385.621,9
Otros (Bienes Entregados en Fiducia)	15.496,4	15.177,5
	$ 622.417,6	$ 682.245,8

14. DEPÓSITOS Y EXIGIBILIDADES

	30 de junio de 2010	31 de diciembre de 2009
Certificados de depósito a término:		
Emitidos a menos de 6 meses	$ 403.154,4	$ 525.149,8
Emitidos igual a 6 meses y menor de 12 meses	532.744,3	575.895,5
Emitidos igual a 12 meses y menor de 18 meses	39.695,6	55.751,0
Emitidos igual o superior a 18 meses	630.276,0	304.885,8
	$ 1.605.870,3	$ 1.461.682,1

	30 de junio de 2010	31 de diciembre de 2009
Depósitos de ahorro	$ 196.463,9	$ 167.537,7

Depósitos y exigibilidades – Otros –

	30 de junio de 2010	31 de diciembre de 2009
Moneda legal:		
Bancos y corresponsales	$ 1.135,7	$ 332,0
Depósitos especiales de garantía	49,8	217,5
Exigibilidades por servicios bancarios	85,2	85,9
	1.270,7	635,4
Moneda extranjera:		
Bancos y corresponsales	235,1	-
Exigibilidades por servicios bancarios	187,4	200,2
	422,5	200,2
	$ 1.693,2	$ 835,6

15. POSICIONES PASIVAS EN OPERACIONES DE MERCADO MONETARIO Y RELACIONADAS

	30 de junio de 2010	31 de diciembre de 2009
Fondos interbancarios comprados	$ 236.674,7	$ 187.842,2
Compromisos de transferencia en operaciones repo cerrado	329.506,0	296.879,3
Compromisos de transferencia en operaciones simultaneas	831.850,3	876.852,8
Compromisos originados en posiciones en corto de operaciones simultaneas	930.732,1	679.208,4
	$ 2.328.763,1	$ 2.040.782,7

Las tasas utilizadas en estas operaciones para los semestres terminados el 30 de junio de 2010 y el 31 de diciembre de 2009, oscilaron entre el 3,8% y 2,5% y entre el 3,55% y 2,0%, respectivamente.

Sobre los montos anteriores no existían restricciones ni limitaciones.

FILE No. 823437

16. CRÉDITOS DE BANCOS Y OTRAS OBLIGACIONES FINANCIERAS

	30 de junio de 2010	31 de diciembre de 2009
Otras entidades del país:		
Banco de Comercio Exterior	$ 104.640,1	$ 104.365,6
Fondo para el Financiamiento del Sector Agropecuario	25.163,2	21.628,2
Financiera de Desarrollo Territorial S. A.	6.164,0	7.461,1
Banco de Bogotá	29.686,2	26.547,3
Banco de Occidente	27.752,6	13.320,7
Leasing de Occidente	-	24.241,7
Leasing Bogotá	3.119,6	5.102,9
Créditos con otros Bancos	144.944,2	76.903,6
Créditos con otras entidades Leasing	31.859,5	-
Créditos otras Entidades Financieras	32.042,3	37.626,7
Otras	8.900,1	-
	414.271,8	317.197,8
Entidades del Exterior:		
Banco de colombia Panamá	317,9	-
Northstar Trade Finance	25,1	81,4
Concesiones Colombiana S. A.	9.827,8	10.493,1
Helm Bank Panamá	1.581,0	1.993,1
Otras	-	678,8
	11.751,8	13.246,4
	$ 426.023,6	$ 330.444,2

Los vencimientos de las obligaciones al 30 de junio de 2010 y 31 de diciembre de 2009, son como sigue:

	30 de junio de 2010	31 de diciembre de 2009
De 1 a 12 meses	$ 197.466,6	$ 122.394,6
De 12 a 24 meses	70.031,0	90.557,5
De 24 a mas meses	158.526,0	117.492,1
	$ 426.023, 6	$ 330.444,2

17. CUENTAS POR PAGAR

		30 de junio de 2010		31 de diciembre de 2009
Intereses:				
Depósitos y exigibilidades	$	14.464,4	$	16.357,4
Operaciones de mercado monetario y relacionadas		80,5		83,4
Créditos de bancos y otras obligaciones financieras		3.222,9		3.417,3
Títulos de inversión en circulación		2.795,5		2.759,8
	$	20.563,3	$	22.617,9
Otras:				
Impuesto de Renta y Complementarios	$	21.147,9	$	50.757,2
Impuesto de Industria y Comercio		3.396,6		3.997,6
Timbres		95,3		149,2
Otros impuestos		7.581,9		317,5
Arrendamientos		1.239,7		925,3
Impuesto a las ventas por pagar		11.167,8		10.763,5
Contribución sobre transacciones		0,4		3,0
Prometientes compradores		217,8		548,5
Proveedores		50.115,3		52.051,6
Retenciones y aportes laborales		9.539,3		8.686,2
Primas de seguro		510,4		524,5
Diversas:				
Nómina		1.074,0		804,6
Cheques girados no cobrados		249,7		243,2
Otras cuentas por pagar Epiandes Grupo Dragados		100.000,0		15.724,5
Otras cuentas por pagar en Hoteles Estelar		-		10.501,1
Otras cuentas por pagar en Concecol		-		16.439,6
Otras		34.370,5		21.378,9
	$	240.706,6	$	193.816,0

18. TÍTULOS DE INVERSIÓN EN CIRCULACIÓN

		30 de junio de 2010		31 de diciembre de 2009
Concesionaria Vial de los Andes S.A.	$	47.700,0	$	47.698,0
Industrias Lehner S.A.		1.119,6		1.119,6
Leasing Corficolombiana S.A.		132.913,0		67.352,0
Proyectos de Infraestructura S.A.		32.000,0		92.000,0
	$	273.732,6	$	208.169,6

Concesionaria Vial de los Andes S.A., En octubre de 2006 y en junio de 2004 con el fin de pagar el capital y los intereses de los bonos opcionalmente convertibles en acciones emitidos en los años 2003 y 2001, la Concesionaria Vial de los Andes S.A. emitió nuevamente bonos opcionalmente convertibles en acciones por $10.383 y $12.000, respectivamente. Los bonos de

la emisión de junio de 2004 fueron cancelados y pagados a su vencimiento a los tenedores, el 28 y 29 de junio de 2007, respectivamente. Las principales características de los bonos que actualmente se encuentran en circulación son las siguientes:

	Emisión octubre de 2006
Monto en circulación:	$ 4.153
Plazo:	3 años
Tasa de interés:	DTF + 7 puntos
Modalidad de pago de interés	Anualidad vencida
Ley de circulación:	Nominativos, opcionalmente convertibles en acciones.

La emisión y colocación de los bonos opcionalmente convertibles en acciones de 2006 fue autorizada por la Superintendencia de Puertos y Transportes mediante la resolución 6128 del 20 de octubre de 2006.

Para la conversión de bonos en acciones, con una anticipación de cuatro meses a la fecha de vencimiento de los bonos, COVIANDES deberá formalizar el aumento de su capital autorizado para realizar sin obstáculo dicha conversión. Los bonos serán convertibles en acciones bajo las siguientes condiciones:

- En el término señalado en el numeral 5 del literal B del Capítulo IV del prospecto de emisión y colocación de bonos, los bono-habientes darán aviso escrito a la sociedad de la opción elegida, es decir: 1) la de exigir a la fecha de vencimiento de los bonos, acciones de la sociedad por el capital, como por los intereses, para los cuales solicitará la capitalización; 2) que se le cancelen en dinero a la fecha de vencimiento de los bonos, tanto el capital como los intereses pendientes de pago en esa fecha.

- En caso de que opten por exigir acciones, vencido el plazo de los bonos convertibles, los bono-habientes suscribirán el número de acciones que les corresponda y COVIANDES procederá a expedir los títulos definitivos de las acciones respectivas, dentro de los treinta (30) días siguientes a la fecha del vencimiento de los bonos. Estas acciones se suscribirán por el valor intrínseco que tengan las acciones a la fecha de la suscripción y en ningún caso por un valor inferior a su valor nominal.

Conforme a la aprobación de la emisión y colocación de bonos ordinarios con cargo al fideicomiso de administración y garantía No. 3-034 en la Asamblea General de Accionistas según el Acta No. 29 del 21 de febrero de 2007, el 5 de julio de 2007 el Fidecomiso F.A. No. 3-034 de Fiduciaria de Occidente S.A. efectúo la colocación de bonos ordinarios por $47.700 con las siguientes especificaciones:

Serie A5:

Monto -	$18.550
Plazo	5 años
Vencimiento	Julio de 2012
Tasa de Interés	IPC+5,50% E.A.

Serie A7:

Monto	$29.150
Plazo -	7años
Vencimiento	Julio de 2014
Tasa de Interés	IPC+5,70% E.A.

La subordinada Industrias Lehner S. A., en junio 9 de 2000 la Superintendencia de Sociedades, aprobó una emisión de bonos ordinarios opcionalmente convertibles en acciones, con las siguientes características:

Monto autorizado de la emisión	$ 13.463,8
Bonos emitidos	12.303,1
Bonos pendientes por colocar	1.160,8
Amortización y plazo	10 años en cuotas trimestrales a partir de julio de 2010
Tasa de Interés	Cero
Plazo para convertir en acciones	Antes de junio 19 de 2002
Conversión	$1.175,05 pesos por acción

En junio 19 de 2002 se convirtieron 9.517.503 en acciones.

El siguiente es el detalle de los bonos no convertidos en acciones, suscritos por los acreedores financieros:

<u>Entidad Tenedora</u>

Fondo de Garantías de Instituciones Financieras – FOGAFIN	$1.119,6

La subordinada Proyectos de Infraestructura S. A., Mediante Resolución No. 0277 del 7 de abril de 2000, modificada con la Resolución No.427 de julio de 2001, la Superintendencia de Valores (hoy Superintendencia Financiera) autorizó la segunda emisión de 20.000 bonos (Bonos PISA 1999) a la orden así:

Clase	Bonos ordinarios
Monto autorizado:	$20.000
Monto en circulación:	$12.000
Fecha de emisión:	Octubre 08 de 2001

Valor nominal, en pesos	$1.000.000 c/u
Serie:	B
Plazo de redención:	10 y 7 años
Rendimiento:	IPC+8,5% e IPC+8,3%

El siguiente es un detalle del vencimiento de los bonos colocados en la segunda emisión:

Serie	Monto colocado	Plazo	Modalidad	Vencimiento
B	$ 8.000	10 años	T.V.	Agosto 8 de 2011
B	3.780	10 años	A.V.	Agosto 8 de 2011
B	220	10 años	S.V.	Agosto 8 de 2011
Total	$ 12.000			

Mediante Resolución No. 0637 del 18 de mayo de 2009, la Superintendencia Financiera de Colombia autorizó la emisión de 120.000 bonos a la orden de los cuales se suscribieron 80.000 bonos a la orden discriminados así:

Clase	Bonos ordinarios a la orden
Monto autorizado:	$ 120.000,0
Monto en circulación	$ 80.000,0
Fecha de emisión:	Mayo 20 de 2009
Valor nominal, en pesos	$1.000.000 c/u
Serie:	A10 y A7
Plazo de redención:	10 y 7 años
Rendimiento:	IPC+6,9% e IPC+6,59%

Serie	Monto colocado	Plazo	Modalidad	Vencimiento
A7	$ 22.600,0	7 años	T.V.	Mayo 20 de 2016
A10	7.400,0	10 años	T.V.	Mayo 20 de 2019
Total	$ 80.000,0			

La subordinada Leasing Corficolombiana S. A., al 31 de diciembre y al 30 de junio de 2009, poseía títulos de inversión en circulación de $132.913,0 y $67.352,0, respectivamente.

	Al 30 junio de 2010	Maduración meses	Al 31 diciembre de 2009	Maduración meses
Emisión 2003	$ 324,0	9	$ 3.718,0	34
Emisión 2005	46.257,0	47	63.634,0	42
Emisión 2009	86.332,0	33	-	
	$ 132.913,0		$ 67.352,0	
Tasa efectiva	6,76% E. A.		7, 85% E.A.	

Relación de montos autorizados, emitidos, amortizados y tasas efectivas a junio 30 de 2010.

	Autorizados	Emitidos	Amortizado	Tasa Efec
Emisión 2003	$ 100.000,0	$ 100.000,0	$ 99.676,0	6,97%
Emisión 2005	300.000,0	264.400,0	199.916,0	6,53%
Emisión 2009	500.000,0	100.000,0	-	6,39%
Total	$ 900.000,0	$ 464.400,0	$ 299.592,0	

La emisión 2003: Inició su colocación el 25 de noviembre de 2003 y su redención total será en el mes de mayo de 2011.

La emisión 2005: Inició su colocación el 21 de junio de 2005. La Superintendencia Financiera de Colombia autorizó la ampliación del plazo de colocación un año más, por tanto la colocación de esta emisión tuvo vigencia hasta el 20 de junio de 2009 y se realizó por colocación directa y/o a través de comisionistas de bolsa y de la casa matriz Corficolombiana. La redención total de estos títulos será en mayo de 2014.

La emisión 2009 fue aprobada por parte de la Superintendencia Financiera por $500.000MM con cargo a un cupo global, el plazo de colocación será de 5 años. Esta emisión fue calificada por Fitch Rating Colombia S.A con AAA (Triple A Colombia).

Las emisiones 2003 y 2005 no tienen calificación independiente, tienen el respaldo de la calificación de la compañía que actualmente es AAA (Triple A Colombia), calificación otorgada por Fitch Ratings Colombia S.A.

En el prospecto de colocación de todas las emisiones no se concedió otorgar ni primas ni descuentos. La Compañía no ha otorgado garantías adicionales para el pago de capitales y éstos se harán en efectivo al vencimiento de cada título a quién posea la calidad de tenedor del título

19. OTROS PASIVOS

	30 de junio de 2010	31 de diciembre de 2010
Obligaciones laborales consolidadas:		
Cesantías consolidadas	$ 3.002,2	$ 5.371,9
Intereses sobre cesantías	195,6	487,3
Vacaciones consolidadas	5.775,0	5.205,0
Otras prestaciones sociales	8.834,2	8.664,2
	$ 17.807,0	$ 19.728,4

Ingresos Anticipados y abonos diferidos

Cuenta	30 de Junio de 2010	Movimiento	31 de Diciembre de 2009
Intereses	$ 17,9	$ 16,1	$ 7,0
Comisiones	1.605,4	842,2	958,6
Arrendamientos	42,6	3,8	42,8
Otros Ingresos anticipados (1)	305.577,6	263.134,0	40.469,0
Utilidad por Venta de Activos	31.657,7	31.615,1	42.210,2
Intereses Originados en Procesos de Rest.	260,1	53,4	306,0
Otros Abonos Diferidos	592,6	497,7	206,7
	$ 339.753,9	$ 296.162,3	$ 84.200,3

(1) Corresponde a los dineros recaudados por el INCO, para la realización de obras de alistamiento en los tramos 4 y 5 del sector Bogotá - Puente Real – Villavicencio y el recaudo efectuado por la firma Wackenhut en el Peaje de Uribe.

Otros

	30 de junio de 2010	30 de diciembre de 2009
Créditos por corrección monetaria diferida	$ 16.117,0	$ 16.918,3
Impuesto de renta diferido	37.276,5	37.276,5
Consorcios y uniones temporales	16,8	10,1
Diversos	18.507,6	23.300,2
	$ 71.917,9	$ 77.505,1

20. PASIVOS ESTIMADOS Y PROVISIONES

Obligaciones laborales:		
Cesantías	$ 196,3	$ -
Intereses sobre cesantías	22,0	-
Vacaciones	62,2	-
Prima extralegal	34,2	-
Bonificaciones	1.316,1	1.359,6
Otras prestaciones	3.587,8	1.058,9
	5.218,6	2.418,5
Impuestos:		
Renta y complementarios	32.767,7	11.944,4
Industria y comercio	2.180,0	2.652,5
Otros	608,9	459,1
	35.556,6	15.056,0

	30 de junio de 2010	30 de diciembre de 2009
Otros:		
Multas y sanciones Superfinanciera	117,3	117,3
Multas y sanciones litigios, indemnizaciones	243,2	1.056,2
Otros	5.249,1	3.256,8
	$ 5.609,6	$ 4.430,3

21. DEFECTO DEL COSTO DE LA INVERSIÓN SOBRE EL VALOR EN LIBROS

Los valores del defecto del costo de la inversión sobre el valor en libros determinados para la consolidación de los estados financieros de la Matriz y Subordinadas son los siguientes:

	30 de junio de 2010			
		Amortizaciones		
	Saldo inicial	Ejercicios anteriores	Del semestre	Saldo por amortizar
Pizano S.A.	$ 26.833,0	$17.108,9	$ 2.137,7	$ 7.586,4

	31 de diciembre de 2009			
		Amortizaciones		
	Saldo inicial	Ejercicios anteriores	Del semestre	Saldo por amortizar
Pizano S.A.	$ 26.833,0	$14.962,0	$ 2.146,9	$ 9.724,1

22. CAPITAL SOCIAL

Al 30 de junio de 2010 y 31 de diciembre de 2009 el capital autorizado era de $1.872,4 y $1.815,0 representado en 187.240.000 y 181.500.000 acciones respectivamente de valor nominal $10 pesos cada una.

El número de acciones en circulación fue:

No. Acciones preferenciales	$ 11.133.724	$ 10.772.923
No. Acciones ordinarias	165.922.979	160.543.030
Total acciones suscritas y pagadas	$ 177.056.703	$ 171.315.953

El dividendo mínimo preferencial que devenga cada acción es igual al 2% anual del precio de suscripción en pesos Colombianos, dividendo que se ajusta cada año en una suma equivalente al 100% de la variación del índice de precios al consumidor (IPC), certificado anualmente, por la autoridad competente Colombiana, para cada año calendario.

23. RESERVAS

Legal - De acuerdo con disposiciones legales vigentes en Colombia, se debe constituir una reserva legal, apropiando el diez por ciento (10%) de las utilidades líquidas de cada ejercicio, hasta llegar como mínimo al cincuenta por ciento (50%) del capital suscrito. La reserva podrá ser reducida a menos del cincuenta por ciento (50%) del capital suscrito, cuando tenga por objeto enjugar pérdidas acumuladas que excedan del monto total de las utilidades obtenidas en el correspondiente ejercicio y de las no distribuidas de ejercicios anteriores cuando el valor liberado se destine a capitalizar la entidad mediante la distribución de dividendos en acciones.

La reserva no podrá destinarse al pago de dividendos ni cubrir gastos o pérdidas durante el tiempo en que la Corporación tenga utilidades no distribuidas.

También se registra como reserva legal la prima en colocación de acciones, correspondiente a la diferencia entre el valor pagado por la acción y su valor nominal.

Al 30 de junio de 2010 y 31 de diciembre de 2009 la reserva legal era de $88.939,0 y $91.782,7, respectivamente.

Estatutarias y Ocasionales

	30 de junio de 2010	31 de diciembre de 2009
A disposición de la Junta Directiva	$ 6.342,5	$ 5.066,8
Para protección de Cartera de Créditos	-	1.228,5
Reserva valoración de inversiones negociables (*)	732.250,2	421.932,4
Para readquisición de acciones	16.980,1	16.980,1
Acciones propias readquiridas (-)	(16.478,6)	(16.488,6)
Reservas estatutarias	2.699,2	4.127,9
Otras reservas a disposición de la asamblea para futuros repartos	112.087,0	152.165,8
	$ 853.880,4	$ 585.012,9

(*) De acuerdo con disposiciones legales se debe efectuar una reserva para las utilidades obtenidas por la aplicación de sistemas especiales de valoración de inversiones a precios de mercado y que no se haya realizado fiscalmente el ingreso.

24. GANANCIAS NO REALIZADAS EN INVERSIONES DISPONIBLES PARA LA VENTA

Títulos participativos:		
Mineros S.A.	$ 59.395,1	$ 51.719,4
Bolsa de Valores de Colombia	10.730,9	6.774,3
	70.126,0	58.493,7

	30 de junio de 2010	31 de diciembre de 2009
Títulos de deuda	46.867,7	42.644,5
Títulos Mixtos en Procesos de Titularización	1,3	27,2
	$ 116.995,0	$ 101.165,4

(a) En el segundo semestre de 2009, la Corporación realizó un ingreso por ganancias no realizadas de Promigas por cambio de bursatilidad por $260.834,8. En agosto de 2009, la inversión que la Corporación posee en Promigas E.S.P. fue reclasificada de Disponible para la Venta "media bursatilidad" a "baja bursatilidad", debido al cambio de bursatilidad informado por la Superintendencia Financiera en su Carta Circular 061 de agosto 11 de 2009. Dicha reclasificación originó un efecto neto de ingresos en el estado de resultados por $260.834,8. Lo anterior se efectuó en cumplimiento de lo establecido en el numeral 6.2 del capítulo I de la Circular Externa 100 de la Superintendencia Financiera. La reclasificación fue informada a la Superintendencia Financiera.

En septiembre 3 de 2009, la Corporación tomo la decisión de reclasificar a Tableros y Maderas de Caldas S.A. de Inversión Disponible para la venta a Inversión Negociable. Esta reclasificación generó el registro de un ingreso por $12.106,4 que se contabilizó en el estado de resultados bajo el rubro de ganancias realizadas. Esta reclasificación fue informada a la Superintendencia Financiera y el reconocimiento del ingreso antes indicado se realizó fundamentado en el literal a) del numeral 4.2 del Capítulo I de la Circular Externa 100 de 1995.

25. CUENTAS CONTINGENTES

	30 de junio de 2010	31 de diciembre de 2009
Acreedoras		
Garantía bancarias	$ 120.770,0	$ 138.620,6
Valores recibidos en operaciones repo y simultaneas	163.746,6	52.482,1
Obligaciones en opciones	1.981,5	208,5
Litigios (*)	148.281,0	80.377,8
Otras	70.205,7	71.168,2
	$ 504.984,8	$ 342.857,2

(*) Corresponde a contingencias pasivas derivadas de procesos judiciales en contra, cuyo fallo adverso es de ocurrencia remota de acuerdo al concepto del área jurídica de la matriz, al 30 de junio de 2010 y 31 de diciembre de 2009 por $45.758,7. En Leasing Corficolombiana se tiene registrado litigios al 31 de diciembre y 30 de junio de 2009, por $34.619,1 y $30.817,5, respectivamente, la probabilidad de ocurrencias es remota. La labor de los abogados está encaminada a demostrar que Leasing Corficolombiana no es responsable de las demandas, en las cuales se encuentra involucrada, teniendo en cuenta que en los contratos de Leasing existen cláusulas que las exoneran de esta responsabilidad.

	30 de junio de 2010	31 de diciembre de 2009
Deudoras:		
Valores entregados en operaciones repo y simultaneas	$ 1.158.214,6	$ 1.315.602,1
Valores entregados en Garantía	59.832,2	-
Intereses cartera de créditos	119,4	106,4
Intereses de leasing financiero	6.049,6	5.080,1
Derechos en opciones	-	180,0
Cánones por recibir	511.535,5	523.587,1
Opciones de compra por recibir	30.536,8	28.773,0
Exceso renta presuntiva líquida ordinaria	180.746,2	154.713,2
Otras contingencias	96.433,8	48.844,8
	$ 2.043.468,1	$ 2.076.886,7

26. CUENTAS DE ORDEN DEUDORAS

Bienes y valores entregados en custodia	$ 159.203,6	$ 2.687,7
Bienes y valores entregados en garantía	360.832,4	302.084,0
Valorización de bienes recibidos en dación de pago	24.544,9	23.923,6
Remesas y otros efectos enviados al cobro	43.587,2	46.573,6
Cheques negociados impagados	4.673,9	4.991,3
Activos castigados	212.349,3	217.074,8
Títulos de inversión no colocados	464.195,0	50.527,0
Títulos de inversión amortizados bonos	299.592,0	279.121,0
Ajuste por inflación activos	158.756,8	155.122,3
Distribución capital suscrito y pagado	1.770,6	1.713,2
Cuentas por cobrar dividendos decretados en títulos participativos	7.774,9	-
Dividendos en especie Revalorización del patrimonio	211,7	-
Propiedades y equipos totalmente depreciados	20.520,6	20.250,7
Valor fiscal de los activos	6.572.934,0	4.101.489,1
Inversiones negociables en títulos de deuda	839.152,5	969.511,3
Inversiones para mantener hasta el vencimiento	60.924,0	59.527,4
Inversiones disponibles para la venta	1.267.592,5	932.452,5
Operaciones recíprocas activas	454.831,4	235.897,3
Otras cuentas de orden deudoras	960.210,2	963.351,0
	$ 11.913.657,5	$ 8.366.297,8

27. CUENTAS DE ORDEN ACREEDORAS

	30 de junio de 2010	31 de diciembre de 2009
Bienes y valores recibidos en custodia	$ 79.179,9	$ 88.264,2
Bienes y valores recibidos en garantía para futuros créditos	162.509,0	136.922,8
Garantías pendientes de cancelar	41.640,8	29.132,8
Bienes y valores recibidos en garantía admisible	153.391,7	129.683,8
Bienes y valores recibidos en otras garantías	11.865,8	6.296,6
Cobranzas recibidas	1.430,5	1.528,5
Ajustes por inflación al patrimonio	453.026,0	454.766,1
Capitalización por revalorización del patrimonio	345.686,2	346.254,8
Rendimientos inversiones negociables renta fija	103.464,9	133.022,6
Dividendos decretados en inversiones neg. en títulos participativos	28.471,2	98,2
Valor fiscal de Patrimonio	2.646.812,0	2.076.323,2
Calificación operaciones de leasing	445.663,3	453.636,0
Calificación contratos leasing	2.059,0	1.236,9
Calificación créditos de consumo	1.639,3	1.773,8
Calificación créditos de consumo otras garantías	11,1	11,1
Calificación de cartera comercial garantía idónea	37.254,6	31.406,9
Calificación de cartera comercial otras garantías	113.229,2	109.712,3
Operaciones recíprocas	236.061,8	75.619,7
Otras cuentas de orden acreedoras	311.784,4	45.863,3
	$ 5.175.180,7	$ 4.121.553,6

28. OPERACIONES CON PARTES RELACIONADAS

Se consideran partes relacionadas los principales accionistas, que poseen el diez por ciento (10%) o más del capital social o cuando teniendo menos, existan operaciones que representen más del cinco por ciento (5%) del patrimonio técnico. Igualmente, se consideran partes relacionadas los miembros de la Junta Directiva y las empresas donde la Corporación posee inversiones superiores al cincuenta por ciento (50%) o existen intereses económicos, administrativos o financieros. Esta nota es de carácter informativo por cuanto hay operaciones que se eliminan en el proceso de consolidación.

Disponible		
Banco de Bogotá S. A.	$ 131.766,7	$ 65.202,2
Banco de Occidente S. A.	11.312,2	26.753,2
Inversiones:		
Banco de Occidente S. A.	86.616,8	5.553,7
Cuentas por cobrar		
Banco de Bogotá S.A.	-	2,2

	30 de junio de 2010	31 de diciembre de 2009
Banco de Occidente S. A.	2.951,4	328,2
Valorizaciones:		
Banco de Occidente S. A.	194.658,8	4.137,6
Derechos de recompra inversiones negociables		
Banco de Occidente S.A.	4.000,0	-
Cuentas por pagar:		
Banco de Bogotá S. A.	22.164,9	20.622,9
Banco de Occidente S. A.	7.912,9	7.362,4
Ingresos operacionales:		
Banco de Bogotá S. A.	1.351,6	506,6
Banco de Occidente S. A.	465,9	217,5
Ingresos Dividendos		
Banco de Occidente S. A	2.817,6	196,3
Gastos Intereses		
Banco de Occidente S. A.	0,9	0,4
Gastos Comisiones		
Banco de Bogotá S. A.	62,3	20,7
Banco de Occidente S. A.	162,7	164,4
Gastos Arrendamientos		
Banco de Occidente S.A.	652,6	-
Cuentas de orden deudoras:		
Banco de Bogotá S. A.	153.887,3	65.867,6
Banco de Occidente S. A.	34.782,9	37.461,6
Cuentas de orden acreedoras:		
Banco de Bogotá S. A.	44.701,9	21.129,6
Banco de Occidente S. A.	20.996,5	12.023,7

Las operaciones recíprocas celebradas con accionistas se encontraban registradas a precios de mercado.

a. Operaciones con compañías vinculadas de sector financiero

		30 de junio de 2010		31 de diciembre de 2009
Inversiones negociables títulos de deuda:				
Leasing Corficolombiana S. A	$	3.300,0	$	1.958,0
Leasing de Occidente S.A.		-		1.475,0
Banco Corficolombiana Panamá S.A.		-		6.809,8
Inversiones disponibles para la venta en Títulos participativos				
Banco Av Villas		218,7		218,7
Banco Corficolombiana Panamá S.A.		12.934,3		12.304,2
Casa de Bolsa Sociedad Comisionista de Bolsa S.A.		12.815,2		12.815,2

	30 de junio de 2010	31 de diciembre de 2009
Leasing Corficolombiana S. A	60.515,0	59.286,5
Leasing de Occidente S.A.	-	81.063,2
Fiduciaria Corficolombiana S.A.	31.321,8	31.321,8
Fiduciaria de Occidente S.A.	1.762,9	1.762,9
Derechos de recompra inversiones negociables:		
Leasing Corficolombiana S. A	-	1.042,0
Leasing de Occidente S.A.	-	5.025,0
Derechos operaciones fw de venta:		
Seguros Alfa S.A.	459,1	-
Seguros de Vida Alfa S.A.	1.450,9	-
Obligaciones de Fw venta:		
Seguros Alfa S.A.	459,1	-
Seguros de Vida Alfa S.A.	1.450,9	-
Cuentas por cobrar intereses:		
Leasing de Occidente S.A.	-	93,9
Cuentas por cobrar comisiones:		
Casa de Bolsa Sociedad Comisionista de Bolsa S.A.	-	99,4
Fiduciaria Corficolombiana S.A.	-	28,2
Leasing Corficolombiana S.A.	-	183,8
Cuentas por cobrar dividendos:		
Fiduciaria de Occidente S.A.	362,9	154,8
Leasing Corficolombiana S.A.	1.843,9	-
Cuentas por cobrar arrendamientos:		
Fiduciaria Corficolombiana S.A.	-	66,6
Leasing Corficolombiana S.A.	-	7,8
Cuentas por cobrar diversas:		
Banco Corficolombiana Panamá S.A.	-	19,9
Casa de Bolsa Sociedad Comisionista de Bolsa S.A.	-	5,3
Fiduciaria Corficolombiana S.A.	0,9	34,5
Gastos Anticipados		
Seguros Alfa S.A.	7,3	-

	30 de junio de 2010	31 de diciembre de 2009
Cargos diferidos:		
A.T.H. A Toda Hora S.A.	68,8	69,5
Valorizaciones:		
Banco Av Villas	2,7	12,9
Banco Corficolombiana Panamá S.A.	802,4	2.209,9
Casa de Bolsa Sociedad Comisionista de Bolsa S.A.	137,7	94,6
Leasing Corficolombiana S. A	5.244,5	6.721,3
Leasing de Occidente S.A.	-	25.156,3
Fiduciaria Corficolombiana S.A.	13.842,2	14.210,8
Fiduciaria de Occidente S.A.	1.523,2	1.730,0
Desvalorizaciones:		
Banco Av Villas	1,4	-
Depósitos de ahorro:		
Fiduciaria Corficolombiana S.A.	351,8	70,5
Casa de Bolsa Sociedad Comisionista de Bolsa	4,2	6,1
Leasing Corficolombiana S. A	387,5	549,6
Leasing de Occidente S.A.	-	650,4
Fondos interbancarios:		
Banco Corficolombiana Panamá S.A.	-	3.679,6
Compromisos de Transferencia En Operaciones Repo Cerrado		
Leasing Corficolombiana S. A	8.250,0	15.491,5
Cuentas por pagard dividendos:		
Banco Popular	3.259,0	3.032,3
Proveedores:		
Fidubogota S.A.	1,8	1,7
Leasing de Occidente S.A.	-	35,9
Casa de Bolsa Sociedad Comisionista de Bolsa	-	94,0
Superávit por valorizaciones:		
Banco Av Villas	2,7	12,9
Banco Corficolombiana Panamá S.A.	802,4	2.209,8
Casa de Bolsa Sociedad Comisionista de Bolsa	137,7	94,6

	30 de junio de 2010	31 de diciembre de 2009
Leasing Corficolombiana S. A	5.244,5	6.721,2
Leasing de Occidente S.A.	-	25.156,2
Fiduciaria Corficolombiana S.A.	13.842,2	14.210,8
Fiduciaria de Occidente S.A.	1.523,2	1.730,0
Superávit por desvalorizaciones		
Banco Av Villas	1,4	-
Ingresos utilidad en valoración de inversiones:		
Leasing Corficolombiana S. A	122,9	121,4
Leasing de Occidente S.A.	-	272,1
Fiduciaria Corficolombiana S.A.	5,6	-
Banco Corficolombiana Panamá S.A.	2,7	64,1
Ingresos comisiones y/o honorarios:		
Casa de Bolsa Sociedad Comisionista de Bolsa	529,0	326,4
Leasing Corficolombiana S. A	902,8	944,4
Fiduciaria Corficolombiana S.A.	331,6	384,6
Ingresos utilidad en valoración de derivados:		
Almaviva	17,1	-
Casa de Bolsa Sociedad Comisionista de Bolsa	233,3	580,3
Fiduciaria Corficolombiana S.A.	6,5	129,4
Ingresos dividendos		
Banco Corficolombiana	1.411,0	-
Leasing Corficolombiana S. A	6.760,3	5.246,0
Fiduciaria Corficolombiana S.A.	5.861,0	7.866,6
Banco Av Villas	8,8	2,7
Leasing de Occidente S.A.	-	9.921,1
Fiduciaria de Occidente S.A.	725,9	464,4
Ingresos arrendamientos:		
Banco Corficolombiana Panamá S.A.	7,2	7,2
Leasing Corficolombiana S. A	120,9	118,9
Fiduciaria Corficolombiana S.A.	122,0	127,5
Ingreso - Recuperaciones:		
Banco Corficolombiana Panamá S.A.	13,7	17,2
Fiduciaria Corficolombiana S.A.	45,2	49,1

	30 de junio de 2010	31 de diciembre de 2009
Leasing Corficolombiana S.A.	13,4	26,2
Otros- Intereses		
Leasing Corficolombiana S.A.	2,3	-
Gastos intereses:		
Leasing Corficolombiana S. A	23,4	195,1
Leasing de Occidente S.A.	-	945,8
Fiduciaria Corficolombiana S.A.	29,9	12,1
Banco Corficolombiana Panamá S.A.	-	4,5
Otros Intereses – Prima		
Leasing Corficolombiana S. A	207,4	-
Banco Corficolombiana Panamá S.A.	2,8	-
Gastos comisiones:		
Casa de Bolsa Sociedad Comisionista de Bolsa	1.184,9	88,0
Fidubogota S.A.	9,3	9,9
Fiduciaria Corficolombiana S.A.	2,2	2,2
Gastos de personal:		
Seguros de Vida Alfa S.A	31,7	30,7
A.T.H. A Toda Hora S.A.	0,5	26,7
Perdida en valoración de derivados:		
Casa de Bolsa Sociedad Comisionista de Bolsa	208,6	552,6
Fiduciaria Corficolombiana S.A.	15,7	714,9
Gastos honorarios:		
Casa de Bolsa Sociedad Comisionista de Bolsa	-	141,0
Gastos arrendamientos:		
Leasing Corficolombiana S. A	53,6	105,9
Leasing de Occidente S.A.	-	655,9
Gastos seguros:		
Seguros Alfa S.A.	-	26,9
Gastos mantenimiento y reparaciones:		
A.T.H. A Toda Hora S.A.	19,8	-

	30 de junio de 2010	31 de diciembre de 2009
Gastos por amortizaciones:		
A.T.H. A Toda Hora S.A.	14,8	-
Gastos diversos		
A.T.H. A Toda Hora S.A.	6,6	-
Leasing Corficolombiana S.A.	27,1	-
Cuentas de orden deudoras:		
Banco Corficolombiana Panamá	9.396,6	9.050,3
Banco AvVillas	271,1	246,7
Casa de Bolsa Sociedad Comisionista de Bolsa	13.703,2	14.481,0
Fiduciaria Corficolombiana S.A.	56.057,2	60.293,5
Fiduciaria Bogotá S.A.	4,6	9,9
Fiduciaria de Occidente S.A.	4.708,1	4.812,2
A.T.H. A Toda Hora S.A.	27,4	96,2
Leasing Corficolombiana S. A.	93.420,4	81.883,3
Leasing de Occidente S.A.	-	248.478,3
Seguros Alfa S.A.	-	26,9
Seguros de Vida alfa S.A.	15,8	30,7
Valores de Occidente S.A.	44,6	-
Banco Popular S.A.	97,6	94,4
Cuentas de orden acreedoras:		
Fiduciaria Corficolombiana S. A.	16.967,8	22.838,8
Fiduciaria Bogotá S.A.	1,8	1,7
Fiduciaria de Occidente S.A.	2.053,4	2.194,4
Casa de Bolsa Sociedad Comisionista de Bolsa	291.366,9	1.101,5
Leasing Corficolombiana S. A.	24.646,4	29,220,8
Leasing de Occidente S.A.	-	36.387,1
Almaviva	38,1	-
Banco Corficolombiana Panamá	1.492,5	5.978,1
Banco Popular S.A.	6.518,0	3.032,3
Banco AvVillas	30,4	15,7
Seguros de Vida Alfa	5,5	-
A Toda Hora	10,5	-

La operaciones recíprocas celebradas con vinculados del sector financiero se encontraban registradas a precios de mercado.

b. Operaciones con compañías vinculadas del sector real

	30 de junio de 2010	31 de diciembre de 2009
Inversiones disponibles para la venta títulos de deuda:		
Promotora y Comercializadora Turística Santamar S.A.	550,7	-
Inversiones disponibles para la venta títulos participativos:		
Colombiana de Licitaciones y Concesiones Ltda.	22.235,0	22.235,0
Concesionaria Vial de los Andes	92,8	92,8
Estudios Proyectos e Inversiones de los Andes S.A.	40.980,3	40.980,3
Estudios y Proyectos del Sol S.A.	15.496,8	9.014,2
Gas Comprimido del Perú	7.439,6	7.949,4
Hoteles Estelar S.A	55.033,0	51.883,5
Industrias Lehner S.A.	12.652,9	12.652,9
Mavalle S.A.	257,2	257,2
Organización Pajonales S.A.	37.880,2	36.853,2
Pizano S.A. En Restructuración	30.951,8	30.951,8
Promotora y Comercializadora Turística Santamar S.A.	9.500,2	9.500,2
Proyectos de Infraestructura S.A.	68.375,8	68.375,8
Unipalma S.A.	17.277,9	17.277,9
Valora S.A.	29.576,9	29.576,9
Valle Bursátiles	31,1	31,1
Tejidos Sintéticos de Colombia S.A.	16.097,0	15.688,9
Provisión inversiones:		
Industrias Lehner S.A.	(5.061,1)	(2.530,6)
Cuentas por cobrar comisiones:		
Comisiones	294,0	-
Gas Comprimido del Perú	263,2	281,3
Cuentas por cobrar dividendos:		
Estudios Proyectos e Inversiones de los Andes S.A.	-	5.945,3
Hoteles Estelar S.A.	632,7	469,2
Organización Pajonales S.A.	475,0	-
Unipalma S.A.	468,0	-
Cuentas por cobrar arrendamientos:		
Hoteles Estelar S.A.	4,0	3,9

	30 de junio de 2010	31 de diciembre de 2009
Cuentas por cobrar honorarios:		
Hoteles Estelar S.A.	-	14,1
Industrias Lehner S.A.	14,2	14,1
Proyectos de Infraestructura S.A	-	11,3
Unipalma	-	11,3
Cuentas por cobrar diversas:		
Gas Comprimido del Perú	155,3	155,3
Organización Pajonales S.A.	8,1	-
Valora S.A.	-	0,4
Valorizaciones:		
Colombiana de Licitaciones y Concesiones Ltda.	8.556,9	10.745,0
Concesionaria Vial de los Andes	212,3	177,8
Estudios Proyectos e Inversiones de los Andes S.A.	42.774,0	38.326,5
Hoteles Estelar S.A	92.228,8	91.978,1
Mavalle S.A.	137,3	121,3
Organización Pajonales S.A.	71.972,5	73.847,4
Pizano S.A. En Restructuración	34.517,6	28.920,6
Promotora y Comercializadora Turística Santamar S.A.	2.320,1	1.696,0
Proyectos de Infraestructura S.A.	42.471,2	42.215,4
Unipalma S.A.	32.312,6	31.549,3
Valora S.A.	1.576,3	5,693,2
Tejidos Sintéticos de Colombia S.A.	5.122,1	5.707,2
Valle Bursátiles S.A.	8,9	8,9
Certificados de depósito a término:		
Estudios Proyectos e Inversiones de los Andes S.A.	57,3	221,6
Promotora y Comercializadora Turística Santamar S.A.	-	237,0
Depósitos de ahorro:		
Colombiana de Licitaciones y Concesiones Ltda	14,7	232,5
Estudios Proyectos e Inversiones de los Andes S.A.	140,5	317,8
Estudios y Proyectos del Sol S.A.	4,5	5,7
Valora S.A.	2,3	2,3

	30 de junio de 2010	31 de diciembre de 2009
Contratos Forwards de Especulación:		
Unipalma S.A.	27,5	-
Cuentas por pagar intereses		
Estudios Proyectos e Inversiones de los Andes S.A.	-	1,4
Promotora y Comercializadora Turística Santamar S.A.	-	0,4
Proveedores:		
Hoteles Estelar S.A	-	34,0
Ingresos anticipados:		
Gas Comprimido del Perú	38,3	114,8
Ingresos utilidad en venta de inversiones por incremento en el valor presente		
Promotora y Comercializadora Turística Santamar S.A.	0,3	-
Ingresos utilidad en venta de inversiones por disminución en el valor presente		
Promotora y Comercializadora Turística Santamar S.A.	(5,9)	-
Ingresos utilidad en valoración de inversiones:		
Promotora y Comercializadora Turística Santamar S.A.	-	51,2
Ingresos comisiones y/o honorarios:		
Colombiana de Licitaciones y Concesiones Ltda.	659,7	147,4
Estudios Proyectos e Inversiones de los Andes S. A.	23,1	22,4
Concesionaria Vial de los Andes S.A.	500,0	-
Gas Comprimido del Perú	57,4	-
Hoteles Estelar S.A	-	13,5
Industrias Lehner S.A.	-	13,5
Organización Pajonales S.A.	-	13,5
Proyectos de Infraestructura S.A.	-	10,8
Unipalma S.A.	-	10,8
Tejidos Sintéticos de Colombia S.A.	-	8,6

	30 de junio de 2010	31 de diciembre de 2009
Ingresos utilidad en valoración de derivados:		
Unipalma S.A.	4,7	-
Ingresos dividendos:		
Colombiana de Licitaciones y Concesiones Ltda	2.188,9	2.644,6
Estudios Proyectos e Inversiones de los Andes S.A.	17.577,5	21.731,1
Hoteles Estelar S.A	5.068,2	4.855,9
Organización Pajonales S.A.	1.502,0	-
Proyectos de Infraestructura S.A.	24.080,0	21.070,0
Unipalma S.A.	1.404,0	1.483,4
Valora S.A.	524,0	326,2
Concesionaria Vial de los Andes	76,0	93,7
Ingresos arrendamientos:		
Estudios Proyectos e Inversiones de los Andes S.A.	27,1	26,5
Hoteles Estelar S.A	22,3	22,2
Ingresos no operacionales recuperaciones		
Estudios y Proyectos del Sol S.A.	1,5	-
Valora S.A.	2,1	2,6
Ingresos – Diversos		
Colombiana de Licitaciones y Concesiones Ltda.	0,3	-
Gas Comprimido del Perú	19,1	-
Industrias Lehner	0,6	-
Organización Pajonales S.A.	62,4	-
Gastos intereses:		
Colombiana de Licitaciones y Concesiones Ltda.	2,0	15,1
Estudios Proyectos e Inversiones de los Andes S.A.	6,2	-
Promotora y Comercializadora Turística Santamar S.A.	2,2	6,5
Estudios y Proyectos del Sol S.A.	0,1	0,1
Gastos de personal:		
Hoteles Estelar S.A.	-	4,2

	30 de junio de 2010	31 de diciembre de 2009
Pérdida en valoración de dericados:		
Unipalma S.A.	53,9	4,2
Gastos diversos:		
Hoteles Estelar S.A	30,7	89,2
Mavalle S.A.	0,3	-
Organización Pajonales S.A.	-	817,7
Valora S.A.	-	113,7
Garantías Bancarias		
Gas Comprimido del Perú	5,0	-
Cuentas de orden deudoras:		
Colombiana de Licitaciones y Concesiones Ltda.	2.978,9	4.367,1
Estudios, Proyectos e Inversiones de los Andes S.A.	18.859,2	37.227,6
Hoteles Estelar S. A.	19.547,6	23.474,5
Organización Pajonales S.A.	7.698,8	8.696,8
Pizano S.A. en Restructuración	1.836,0	1.836,0
Plantaciones Unipalma de los Llanos S. A.	2.272,9	3.474,1
Promotora y Comercializadora Turística Santamar S. A.	80,8	80,8
Proyectos de Infraestructura S. A.	26.377,9	40.407,2
Tejidos Sintéticos de Colombia S. A.	1.840,2	1.432,9
Concesionaria Vial de los Andes S.A.	76,0	152,3
Valle Bursátiles	1,7	-
Valora S. A.	4.337,5	4.424,5
Cuentas de orden acreedoras:		
Promotora y Comercializadora Turística Santamar S. A.	5,0	22,7
Concesionaria Vial de los Andes S.A.	-	286,8

c. ***Operaciones celebradas con miembros de la Junta Directiva y Representantes Legales***

30 de junio de 2010

	Junta Directiva	Representantes Legales
Activos	-	21,8
Pasivos	278,4	0,4
Gastos	60,4	1.651,9

	31 de diciembre de 2009	
	Junta Directiva	Representantes Legales
Activos	$ -	$ 31,2
Pasivos	279,5	257,3
Ingresos	-	1,0
Gastos	59,2	9,7

d. ***Operaciones Celebradas con Accionistas que poseen menos del 10% del Capital, que tuvieron operaciones mayores al 5% del patrimonio técnico a junio 30 de 2010 $88.718,0***

% Part.	Nit	Accionista	Tipo	Oper.	Derechos	Obligación
2.21%	800.224.827	Ing. Fondo de Pensiones	Forward	Compra	$ 95.487,1	$ 95.309,4
11.74%	800.229.739	Fondo de Pensiones Obligatorias Protección	Forward	Compra	339.509,5	345.070,2
0.03%	860.002.183	Seguros de Vida Colpatria	Forward	Compra	89.533,6	93.389,3

e. ***Operaciones Celebradas con Accionistas que poseen menos del 10% del Capital, que tuvieron operaciones mayores al 5% del patrimonio técnico a diciembre 30 de 2009 $72.394,6***

% Part.	Nit	Accionista	Tipo	Oper.	Derechos	Obligación
0.38%	800.170.494	Fondo de Cesantías Protección	Forward	Venta	$ 74.989,3	$ 76.016,9
4.49%	800.224.827	Ing. Fondo de Pensiones	Forward	Compra	81.698,3	80.444,2
5.64%	800.227.490	Fondo de Pensiones Obligarotias Colfondos	Forward	Compra	85.308,0	88.935,3
11.74%	800.229.739	Fondo de Pensiones Obligatorias Protección	Forward	Compra	318.440,0	306.708,5
6.47%	800.231.967	Fondo de pensiones Horizonte	Forward	Compra	104.760,6	100.330,3

29. INGRESOS OPERACIONALES – OTROS

	30 de junio de 2010	31 de diciembre de 2009
Reintegro provisión cuentas por cobrar	$ 4.407,4	$ 3.328,4
Reintegro provisión cartera de créditos	346,2	354,1
Reintegro provisión de operaciones de leasing financiero	4.697,2	6.842,0
Reintegro provisión de operaciones de leasing operativo	4,4	6,0
Reintegro provisión componente contraciclico	503,7	-
Componente financiero de leasing financiero	25.503,9	29.380,8

	30 de junio de 2010	31 de diciembre de 2009
Consorcios o uniones temporales	1.841,7	2.945,3
Cánones de arrendamiento de leasing operativo	659,3	484,8
Utilidad en venta de activos en leasing	34,5	13,5
Sanciones por incumplimientos en contratos	793,3	1.052,2
Actividades Inmobiliarias	-	3.459,4
Agricultura y Ganadería	6.787,9	14.349,0
Comercio al por mayor	5.310,5	8.893,6
Construcciones	-	59.798,6
Hoteles y restaurantes	87.984,8	92.006,0
Industrias manufactureras	52.724,1	134.974,8
Peajes	168.365,7	74.458,2
Pesca	1.110,2	1.009,2
Venta aceite de palma	15.220,9	-
Venta productos de madera	69.245,2	-
Misceláneos	11.738,2	-
	$ 457.279,1	$ 433.355,9

30. GASTOS OPERACIONALES – OTROS

	30 de junio de 2010	31 de diciembre de 2009
Honorarios	$ 6.291,2	$ 7.138,1
Impuestos	22.420,0	12.491,7
Arrendamientos	5.155,0	5.272,3
Contribuciones y afiliaciones	2.040,7	1.790,1
Seguros	5.723,8	5.520,3
Mantenimiento y reparaciones	8.648,8	12.805,0
Adecuaciones e instalaciones oficinas	943,3	1.292,9
Servicios de aseo y vigilancia	2.424,8	2.434,8
Servicios temporales	1.617,1	3.554,0
Publicidad y propaganda	2.655,1	5.385,7
Relaciones públicas	276,6	732,4
Servicios públicos	8.204,4	8.439,3
Procesamiento electrónico de datos	110,1	152,1
Gastos de viaje	1.080,5	1.521,3
Transportes	6.917,6	7.514,6
Útiles y papelería	735,9	875,8
Consorcios o uniones temporales	131,7	144,3
Donaciones	104,7	1.001,5
Pérdida en Venta de Activos en Leasing	7,4	1,5
Costo de Venta de Bienes realizables	134.888,6	137.124,6
Servicios médicos y salud ocupacional	21,2	0,6
Bienestar Social	25,0	82,3
Suscripciones y avisos	206,4	216,3

	30 de junio de 2010	31 de diciembre de 2009
Portes de Correo	52,0	356,3
Administración de edificios	1.447,1	964,1
Casino, Restaurante ó Cafetería	222,5	477,3
Atención al personal	8.056,8	48,7
Pólvora y similares	-	6,5
Música Ambiental	-	238,4
Combustible y Lubricantes	26,5	518,4
Costos de empaque y comercialización	-	166,6
Envases y empaques	-	174,0
Asistencia técnica	-	408,3
Gastos Legales	92,8	1.281,8
Microfilmación y empaste	47,8	261,0
Servicios de mensajería	276,8	406,0
Servicios conexión y transformación datos Swiff	399,9	424,3
Canales de comunicación transmisión	412,9	492,3
IVA deducible prorrateo	363,6	541,6
Capacitación y Seminarios	-	251,7
Misceláneos	11.715,4	12.269,4
	$ 233.744,0	$ 234.778,2

31. OTRAS PROVISIONES

Disponible	$ -	$ 7,6
Bienes realizables y recibidos en pago	621,8	1.033,3
Otros activos	18,7	359,8
Otras	1.524,0	650,0
	$ 2.164,5	$ 2.050,7

32. INGRESOS NO OPERACIONALES

Utilidad en venta de bienes recibidos en pago	$ 1.041,2	$ 273,0
Utilidad en venta de propiedades y equipos	2.042,0	5.806,1
Arrendamientos	3.021,5	3.593,2
Recuperaciones :		
Bienes castigados	769,8	92,8
Reintegros de provisión:		
Propiedades y equipos	7,9	1,4
Bienes recibidos en pago	544,2	1.173,3
Inversiones	725,6	1.234,8
Otras provisiones	733,6	91,7
Otros activos	0.1	29,3

	30 de junio de 2010	31 de diciembre de 2009
Otras recuperaciones	5.375,8	4.887,2
Diversos:		
Ingresos bienes recibidos en pago	83,6	102,8
Consorcio Uniones Temporales	2,4	4,4
Otros	16.475,6	8.102,1
	$ 30.823,2	$ 25.392,1

33. RELACIÓN ACTIVOS PONDERADOS POR NIVEL DE RIESGO - PATRIMONIO TÉCNICO

El patrimonio técnico de la Corporación no puede ser inferior al nueve por ciento (9%) de los activos en moneda nacional y extranjera ponderados por nivel de riesgo, conforme en el Decreto 1720 de 2001. El cumplimiento individual se verifica mensualmente y semestralmente en forma consolidada con sus subordinadas.

La clasificación de los activos de riesgo en cada categoría se efectúa aplicando los porcentajes determinados por la Superintendencia Financiera a cada uno de los rubros del activo, cuentas contingentes, negocios y encargos fiduciarios establecidos en el Plan Único de Cuentas.

Al 30 de junio de 2010 y 31 de diciembre de 2009 la relación de solvencia lograda por la Corporación y sus subordinadas fue de treinta y cuatro con cuarenta y nueve por ciento (34,49%) y cuarenta y dos punto veintiocho por ciento (42,28%), respectivamente.

34. CONTINGENCIAS

Con relación a la existencia de tres supuestos CDT de la Corporación Financiera del Valle S.A. con números 159743, 159744 y 159745, fechados el 17 de febrero de 1989, por valor de $58,5 cada uno, se informa:

1. Que tales títulos no aparecen registrados en la contabilidad de la Corporación y

2. Que en relación con hechos relacionados con los mismos, la Sala Penal de la Corte Suprema de Justicia no se pronunció sobre su existencia y validez. Así lo reconoció la Sala de Casación Penal en sentencia de tutela del 26 de febrero de 2008, confirmada posteriormente por la Sala de Casación Civil de la Corte Suprema de Justicia mediante sentencia del 7 de abril del mismo año, al manifestar que *"(...) el debate judicial no giró en torno a la temática de la Validez u oponibilidad de los títulos valores sobre los cuales recayó la actividad delictiva que ahí se juzgó (...)"*

Al 31 de diciembre de 2009 en Proyectos de Infraestructura S.A., existen cinco (5) procesos ordinarios de responsabilidad civil extracontractual que se tramitan ante diferentes autoridades

judiciales en contra de PISA, cinco (5) procesos de reparación directa por hechos acaecidos durante las etapas de construcción y operación de la vía, así como tres (3) acciones populares.

En los procesos judiciales antes mencionados, en principio, no se advierte que los montos involucrados afectarían la capacidad económica de la compañía.

Por otra parte, en relación con los dieciséis (16) procesos de nulidad y restablecimiento del derecho instaurados por PISA ante el Tribunal Contencioso Administrativo del Valle en contra de las resoluciones dictadas por los Municipios de San Pedro (4), Tulua (7) y Bugalagrande (5), mediante las que se efectuó la liquidación de aforo de impuestos de industria y comercio, así como su complementario de avisos y tableros para diferentes años, es importante anotar que a la fecha tenemos doce (12) sentencias en firme, favorables a los intereses de PISA, correspondientes a los procesos contra el Municipio de Tulua años gravables 1995, 1996, 1998, 2000 y 2001, cuatro (4) proferidas en los procesos contra el Municipio de San Pedro años gravables 1998, 1999, 2001 y 2002, y una (1) correspondiente a los procesos contra el Municipio de Bugalagrande, año gravable 2002, dictadas por el Consejo de Estado; así como dos (2) correspondientes a los procesos contra el Municipio de Bugalagrande, año gravable 1998 y 2001 proferidas por el Tribunal Contencioso Administrativo del Valle del Cauca, las cuales se encuentran en firme debido a que dicho municipio no interpuso recurso de apelación contra las mismas.

Así mismo se está a la espera de la decisión del Consejo de Estado, con respecto a los recursos de apelación interpuestos por los municipios de Tulua (1) y Bugalagrande (1) contra las sentencias de primera instancia en las que se declaró la nulidad de los actos impugnados.

De igual manera cursan ante el Tribunal Contencioso Administrativo del Valle dos (2) procesos de nulidad y restablecimiento del derecho contra los actos administrativos proferidos por el Municipio de San Pedro, en desarrollo de dos (2) procesos administrativos de cobro coactivo de impuestos, iniciados como consecuencia de las resoluciones dictadas por dicho municipio, las cuales ya fueron anuladas en virtud de los procesos mencionados anteriormente ya fallados en segunda instancia.

Es importante recordar que son reiterados los fallos que en distintas instancias judiciales, han reiterado la no obligación por parte de PISA de pagar el impuesto de Industria y Comercio.

El proceso penal iniciado ante la Fiscalía General de la Nación por las presuntas irregularidades cometidas por funcionarios y ex funcionarios del Municipio de San Pedro, en desarrollo de actuaciones administrativas para la liquidación y cobro a PISA de impuestos de industria y comercio y su complementario de avisos y tableros, que durante la etapa de juzgamiento estuvo en el Juzgado Primero Penal del Circuito de Tuluá, actualmente se encuentra en la Sala Penal del Tribunal Superior de Buga, donde se decide el Recurso de Apelación interpuesto por el apoderado de PISA contra la sentencia absolutoria proferida.

No sobra advertir que la sociedad proseguirá adelantando las correspondientes gestiones de defensa en cada caso particular y espera llevar los procesos hasta las últimas instancias correspondientes.

Se considera que existe una probabilidad remota de que se profiera sentencia desfavorable a los intereses de la Sociedad, en cualquiera de los diferentes procesos.

Al 31 de diciembre de 2009, la subordinada Concesiones CCFC S.A. presenta los siguientes procesos:

- Una acción de reparación directa instaurada en contra de la Nación- INVIAS- INCO, que cursa ante el Tribunal Administrativo de Cundinamarca Sección Tercera, cuyas pretensiones ascienden a $392.6 millones. Concesiones CCFC S.A. fue vinculada al proceso como llamada en garantía. El proceso actualmente se encuentra en etapa probatoria.

- Una acción popular en la que se pretende la construcción de andenes en la variante de Facatativa, la cual se encuentra a la espera de fallo de segunda instancia a ser proferido por el Consejo de Estado, en su Sección Tercera. La cuantía de este proceso es indeterminada. La sentencia de primera instancia fue favorable para los intereses de Concesiones CCFC S.A.

- Una acción popular que cursa en primera instancia ante el Juzgado Único Administrativo del Circuito de Facatativa, cuya cuantía es indeterminada, en la cual se pretende la protección del espacio público y medio ambiente en la carrera 1° en el municipio de Facatativá. El proceso se encuentra en etapa probatoria.

- Una querella ante la Fiscalía General de Nación, de cuantía indeterminada, por la supuesta responsabilidad de la Sociedad en las supuestas lesiones personales culposas causadas al patrullero de la Policía de Carreteras, adscrito a la concesión, José Luis García Mendoza, en un accidente de tránsito ocurrido el día 3 de abril de 2008. Se solicitó el archivo del expediente debido a la inasistencia a la audiencia por parte del querellante.

- Un trámite administrativo ambiental de carácter sancionatorio, que está siendo adelantado por la Corporación Autónoma Regional de Cundinamarca- CAR, de cuantía indeterminada, por la presunta violación de lo contemplado en los artículos 102 y 132 del Decreto Ley 2811 de 1974, los cuales señalan que quien pretenda construir obras que ocupen el cauce de una corriente o depósito de agua, deberá solicitar autorización, trámite que se encuentra en etapa probatoria.

Por las contingencias mencionadas, la Compañía no registró ninguna provisión contable teniendo en cuenta la remota posibilidad de condena a la Sociedades.

Al 31 de diciembre de 2009 la Sociedad Parcelación Altos de las Montañas tiene instaurada una demanda contra Valora desde el 7 de abril de 2006, cuyas pretensiones ascienden a $629 millones indexables al IPC. El abogado que lleva el caso ya contestó la demanda y ha conceptuado que la perspectiva de éxito por Valora S. A. es mayor al 50%. El 6 de mayo de 2009 se realizo audiencia de conciliación y no se llego a ningún acuerdo. El proceso continúa

su trámite procesal y la siguiente etapa es de pruebas. Desde el 24 de junio de 2009 se contrato a la abogada Gladys Constanza Vargas para que nos represente como apoderada judicial.

Al 31 de diciembre de 2009, Pizano tiene varias contingencias por concepto de algunas demandas laborales, fiscales y legales actualmente en curso.

La gerencia de Pizano considera que, excepto en lo que corresponde a las provisiones establecidas, teniendo en cuenta las circunstancias actuales que rodean cada proceso, no se preveen fallos adversos que puedan afectar significativamente los estados financieros de la compañía.

35. GESTIÓN DE ACTIVOS Y PASIVOS

Al cierre del 30 de junio de 2010, la normatividad vigente para la gestión de riesgo de liquidez es la Circular Externa 016 de 2008, la cual modifica el Capítulo VI de la Circular Externa 100 de 1995 y establece las Reglas Relativas al Sistema de Administración de Riesgo de Liquidez (SARL). La metodología para el cálculo del riesgo de liquidez se transforma de la medición del GAP de liquidez a 90 días al cálculo del IRL a 7 días.

A continuación se presentan las principales cuentas que afectan este indicador al cierre del mes de junio de 2010 y diciembre de 2009, con una maduración de 7 días:

		30 de junio de 2010 7 días		31 de diciembre de 2009 7 días
Flujo neto de rubros con vencimientos contractuales-Ajustado	$	(530.669,6)	$	(692.526,6)
Flujo neto estimado de rubros nos sujetos a vencimientos contractuales		(45.482,2)		(39.035,1)
Total requerimiento de liquidez neto estimado		(576.151,8)		(731.561,7)
Total activos líquidos Netos		1.820.687,8		1.349.981,4
Superávit		1.244.536,0		618.419,7

De acuerdo con la metodología de la Superintendencia Financiera de Colombia, la Corporación tiene activos líquidos ajustados por liquidez de mercado, riesgo cambiario y encaje requerido (ALM) para respaldar ampliamente sus requerimientos de liquidez.

La Corporación de acuerdo con la regulación vigente calcula el riesgo de mercado con base en el modelo estándar establecido por la Superintendencia Financiera en la Circular Externa 009 de 2007 (Capitulo XXI Circular Básica Contable y Financiera Circular Externa 100 de 1995).

Metodología según circular externa 009 de 2007	30 de junio de 2010	31 de diciembre de 2009
Riesgo por módulos		
1- Tasa de interés	$ 81.593,8	$ 76.568,9
2- Tasa de cambio	71,8	2.729,1
3- Precio de acciones	321.719,8	16.371,3
4- Carteras colectivas	2.015,3	1.543,0
Ver agregado	$ 405.400,7	$ 97.212,3

36. GOBIERNO CORPORATIVO (NO AUDITADO)

La Corporación Financiera Colombiana S.A., tiene incorporados principios que rigen el buen gobierno corporativo de la entidad, así como la protección de los derechos de los accionistas e inversionistas.

Junta Directiva y Alta Gerencia - La Junta Directiva y la Alta Gerencia determinan las estrategias, políticas y perfiles de riesgos de la entidad. La Junta Directiva está permanentemente informada de los procesos y negocios que realiza la Corporación. Esta aprueba los límites de otorgamiento de créditos y de exposición al riesgo de mercado, liquidez y administración del riesgo crediticio para los diferentes negocios de la Corporación. La Vicepresidencia Ejecutiva es el área dedicada a la identificación, administración, medición y control de los riesgos inherentes a las operaciones de tesorería y demás negocios de la entidad. Esta área se encarga de generar los mecanismos de control de riesgo y de informar a la Alta Gerencia y Junta Directiva sobre las exposiciones al riesgo que puede presentar la Corporación.

Políticas y división de funciones - Las políticas de gestión de riesgo son aprobadas por la Junta Directiva y están acorde con las diferentes líneas de negocio de la Corporación. Cuenta con elementos específicos por cada tipo de riesgo (crédito, mercado, liquidez y operacional) y se les hace seguimiento riguroso en su cumplimiento por parte de la Gerencia de Riesgo, área que depende de la Vicepresidencia Ejecutiva.

Reportes a la Junta Directiva - La Junta Directiva permanentemente está informada de las exposiciones de riesgo de los diferentes negocios realizados por la Corporación.

A la Junta Directiva mensualmente se le presenta un informe que contiene una descripción de las operaciones realizadas por la mesa de dinero, los resultados del negocio, los niveles de riesgo y el cumplimiento de los límites establecidos, si es del caso. Las operaciones con vinculados se someten a consideración de la Junta Directiva.

Los límites de posiciones máximas de portafolio, pérdidas máximas y de valor en riesgo son controlados por el Departamento de Riesgo e informados diariamente a la Alta Gerencia de la Corporación.

Infraestructura tecnológica - La Corporación dispone de una adecuada infraestructura tecnológica que le permite soportar de manera eficiente los requerimientos transaccionales de su operación diaria, incluyendo adecuados mecanismos de control y auditoria para el control del

riesgo y para la generación de herramientas de información que facilitan la gestión de la información de la organización.

Metodología para la medición de riesgo - La Corporación Financiera Colombiana está catalogada como una entidad financiera y por su rol de negocio en los diferentes frentes en los que se concentra (productos de mesa de dinero, banca de inversión, inversiones de renta variable, etc.), se ve expuesta a una variedad de riesgos generados por la evolución del entorno en todas sus dimensiones.

Con base en lo anterior, resulta claro que la gestión de los riesgos se ha convertido en el factor determinante para lograr uno de los principales objetivos de Corficolombiana, la obtención de una rentabilidad satisfactoria para sus accionistas, y por ello se encuentra en la definición misma de todas y cada una de las estrategias institucionales y el procedimiento de toma de decisiones sobre todos los negocios y actividades de la Corporación.

La Corporación definió que el proceso de administración del riesgo debe cumplir con las siguientes etapas:

Identificación de riesgo - Se determinan los riesgos asociados a cada uno de los productos. Se busca identificar concentraciones indebidas de riesgos e implementar nuevas tecnologías para el manejo de los mismos.

Medición de los riesgos - Se determinan los procesos de medición y manejo de los diferentes riesgos. Los sistemas de monitoreo deben funcionar en forma precisa y abarcar todos los aspectos definidos, de forma que facilite el manejo gerencial. La medición del riesgo implica la disponibilidad de recurso humano experimentado y de herramientas técnicas que faciliten la cuantificación de los riesgos inherentes a cada negocio.

Asignación de límites - Se determinan límites para cada uno de los riesgos por aparte (mercado, crédito y/o contraparte, operacional y liquidez), aún cuando están ligados entre sí. La administración evalúa y define los límites con base en la disposición para asumir riesgos y la capacidad de la entidad para absorber pérdidas.

Medición y control de límites - Se debe revisar permanentemente el valor de las posiciones contra los límites y reportar oportunamente a la alta gerencia los excesos que se presenten, para tomar los correctivos del caso. Se realizan evaluaciones y mediciones con diferente periodicidad de acuerdo a las necesidades de cada línea de negocio.

Generación de informes - Se deben presentar periódicamente, de acuerdo con lo que defina la Junta Directiva y los diferentes estamentos de riesgo. Deben contener información referente a la exposición actual de riesgo frente a los límites establecidos considerándose como elementos indispensables para la toma de decisiones.

Las metodologías existentes identifican y miden los diferentes tipos de riesgo a los que está expuesta la Corporación en su actividad y es así como operan los métodos que fueron enunciados y explicados detalladamente en estas notas a los estados financieros.

Estructura Organizacional - La Corporación ha definido a través de su Junta Directiva una estructura organizacional, la cual deberá velar por la adecuada administración de riesgos. Es así como la Vicepresidencia Ejecutiva está a cargo de la construcción de una fuerte cultura de riesgo dentro de la organización, buscando obtener siempre una visión integrada del riesgo que además cubre las subordinadas de Corficolombiana. Esta Vicepresidencia tiene a cargo la Gerencia de Riesgo y la Gerencia de Riesgo Crediticio, y tiene el propósito de promover, liderar y controlar la ejecución de las políticas de riesgo aprobadas mediante el cumplimiento de la estrategia de gestión de riesgo trazada, utilizando el proceso de administración del riesgo previamente definido.

En la estructura de la Corporación, existe independencia entre las áreas de negociación, control de riesgo y contabilización de operaciones. Cada una de estas labores está asignada a diferentes áreas funcionales las que a su vez reportan a diferentes áreas de la Corporación como sigue:

Responsabilidad	Área	Reporta a:
Negociación	Vicepresidencia Tesorería	Presidencia
	Vicepresidencia Comercial	Presidencia
	Vicepresidencia Banca de Inversión	Presidencia
	Vicepresidencia Inversiones	Presidencia
Control	Gerencia Riesgo	Vicepresidencia Ejecutiva
	Gerencia Riesgo Crediticio	Vicepresidencia Ejecutiva
Contabilización	Operaciones de Tesorería	Gerencia de Sistemas y Operaciones
	Gerencia Operaciones de Apoyo	Vicepresidencia Ejecutiva

37. REVELACIÓN DE RIESGOS (NO AUDITADO)

Objetivos – Las actividades de tesorería de la Corporación se realizan dentro de un marco de límites y políticas establecidas por la Junta Directiva y monitoreadas y controladas por la Gerencia de Riesgo. Las decisiones se toman dentro de dicho marco a partir del permanente y continuo seguimiento a las variables económicas de carácter interno y externo. Todo con el objetivo de maximizar la relación riesgo/retorno de los portafolios administrados, optimizar el retorno de la relación comercial con los clientes de la Corporación y capturar las oportunidades que se detecten en los diferentes mercados en los que interviene:

- Deuda Pública Interna (en calidad de Creador de Mercado)
- Deuda Privada
- Divisas
- Instrumentos derivados moneda local
- Instrumentos derivados en moneda extranjera

Filosofía en la toma de riesgos – Para asegurarse que las actividades de tesorería se acoplen a los objetivos y estrategias de la Corporación, la Junta Directiva ejerce un permanente monitoreo

del perfil de riesgo realizando seguimiento a las posiciones de tesorería, a los límites de Riesgo de Mercado, Riesgo de Crédito, Riesgo de Liquidez y Riesgo Operacional.

La filosofía de asunción de riesgos es consistente con las políticas generales de la gestión de activos y pasivos y considera aspectos como análisis económicos, análisis técnico, análisis fundamental y el efecto de cambios del entorno en el libro bancario y en el libro de tesorería.

Evaluación – El riesgo de mercado de la Corporación se mide a través de los diferentes análisis que se realicen basados en técnicas reconocidas para la administración del riesgo financiero, con el objetivo de controlar los niveles de pérdida a los que se puede encontrar expuesta la Corporación en sus inversiones de activos financieros por la volatilidad en los mercados en los que puede participar.

Con base en lo anterior se opera el siguiente esquema de límites considerando el perfil de riesgo de la entidad.

Riesgo de mercado –

Posición portafolio pesos – Límites del portafolio de inversiones negociables – Se limita el valor nominal de la posición en títulos de deuda pública, considerando sus características de tasa: fija o variable y de acuerdo al plazo de maduración. Igualmente se limita la posición en títulos negociables diferentes de deuda pública, considerando los mismos aspectos antes señalados y los respectivos cupos de emisor.

Límites del portafolio de inversiones disponible para la venta – Se limita el valor nominal de la posición en títulos de deuda pública y privada, considerando el plazo de maduración y la capacidad contractual, financiera y operativa de la Corporación.

Límites del portafolio de Inversiones hasta el vencimiento – Se limita el valor nominal de la posición en títulos de deuda pública, tomando como criterio el plazo de maduración y la capacidad contractual, financiera y operativa de la Corporación.

Posición portafolio dólares – Límites del portafolio de inversiones negociables - Se limita el valor nominal de la posición en títulos de deuda pública (TES TRM y YANKEES), de acuerdo al plazo de maduración. Igualmente se limitará la posición en títulos negociables diferentes de deuda pública, considerando los cupos de emisor aprobados y el plazo de maduración.

Límites posición en divisas – Se limita el valor de la posición en dólares (Corto o Largo), tanto en el "intraday" como en el "nextday", de acuerdo al perfil de riesgo de la entidad. Igualmente se limita las posiciones en otras monedas, tales como franco suizo, libra esterlina y euros, considerando los mismos aspectos antes señalados.

Límites de pérdidas -

PyG diario: es la principal herramienta de control con que cuenta el middle office para monitorear la tesorería. Adicionalmente es fundamental en la definición de las pérdidas máximas autorizadas por la Junta Directiva.

VeR (valor en riesgo): Con el objetivo de establecer límites con base en metodologías reconocidas de Risk Metrics para la administración de riesgo financiero, y que estén acorde al perfil de riesgo de la entidad se definió por parte de la Junta Directiva un límite de VeR para las operaciones de Tesorería, que permita estimar en "condiciones normales" el riesgo asumido en los mercados cambiario y de renta fija ("fixed income") en donde la Corporación concentra su actividad de trading.

MAT (management action trigger): Es la máxima pérdida que la Corporación está dispuesta a asumir teniendo presente además la capacidad patrimonial y de solvencia de la entidad. El MAT limita el total de pérdidas a la suma de pérdidas causadas y potenciales (VeR) asociadas al portafolio vigente en condiciones de normalidad.

MAT = Utilidad 30 días + VeR

Límite: MAT = VeR

Análisis de sensibilidad (stress test): se establecieron los escenarios más apropiados para calcular las pruebas de esfuerzo, donde además de un "stress" con un incremento de 200 puntos básicos en las tasas, se modela la crisis de mercado de agosto de 2002 y abril de 2004 a las posiciones vigentes de TES.

Riesgo de liquidez – Para el riesgo de liquidez se utiliza como herramientas las metodologías internas aprobadas por la Junta Directiva y lo definido en la Circular Externa 042 de 2009 de la Superintendencia Financiera Colombia, donde se establece las Reglas Relativas al Sistema de Administración de Riesgo de Liquidez (SARL) y se determina la metodología para el cálculo de Indicador de Riesgo de Liquidez (IRL).

La Corporación continuó con el monitoreo y control de los límites internos establecidos por la Junta Directiva tanto para largo plazo como para corto plazo, entre los de corto plazo se encuentran el MCO (Maximum Cumulative Outflow) que es el flujo de caja proyectado a 1, 7 y 30 días. Los indicadores de largo plazo son el MTF (Medium Term Funding) y CCP (Cash Capital Position). El primero limita la financiación de activos de largo plazo con pasivos de corto plazo y el segundo limita la financiación de activos ilíquidos (entendidos estos como aquellos activos que el mercado no recibe como garantía en eventos en que se requiera recursos en la entidad) con recursos de corto plazo.

La Junta Directiva determinó límites para cada uno de estos indicadores, los cuales se revisan diariamente por la Alta Gerencia y son presentados mensualmente a este mismo órgano. Los indicadores según su estado pueden ubicar a la entidad en situación de normalidad, evento o crisis. En función de estos estados, la Junta Directiva definió los planes de contingencia que se deben seguir.

Por otro lado se le hizo seguimiento a las diferentes fuentes de fondeo, se realizó el monitoreo de las principales depositantes de CDTS y cuentas de Ahorro y se evaluó la concentración de vencimientos diarios constractuales de los depósitos y exigibilidades.

Riesgo de crédito – El área de tesorería es quien identifica las alternativas de inversión y negociación las cuales pueden ser tanto en sector real como en sector financiero. De acuerdo con el resultado del estudio realizado por el área de riesgo se somete a consideración de la instancia respectiva la solicitud del área comercial y se establece un cupo con una vigencia de 1 año para realizar operaciones con dicho cliente.

Todo emisor y/o contraparte debe contar con cupo aprobado por la instancia respectiva. Los cupos de las entidades no financieras se evalúan bajo el proceso de análisis de contrapartes utilizado por la Gerencia de Riesgo Crediticio y los del sector financiero se evalúan bajo una metodología Camel en la Gerencia de Riesgo.

Categorías de riesgo de contraparte – Las categorías de riesgo de contraparte están estandarizadas en cuatro niveles, que permiten optimizar el día a día de los negocios sin generar desgastes adicionales en las instancias de atribución de la Corporación, ni afectar la calidad de la toma de decisiones de riesgo.

A continuación se describen las categorías de riesgo en su orden de mayor a menor riesgo.

Categoría 1 - Préstamos de corto plazo interbancarios, repos y/o inversión en títulos.

Categoría 2 - Exposición crediticia en productos derivados renta fija y divisas.

Ejemplos: Forward de divisas, forward de títulos, opciones, swaps.

Para los productos derivados, el cupo de riesgo a ser aprobado por la instancia correspondiente se define de acuerdo a la Exposición Potencial Futura definida en el capítulo XVIII de la Circular Externa 100 de 1995, la cual estipula los factores que se aplican sobre el valor nominal del contrato en función del plazo y del activo subyacente.

De igual forma la utilización del cupo aprobado se calcula con base en la exposición crediticia del derivado:

Exposición Crediticia = Costo de Reposición (*) + Exposición Potencial Futura

(*) Costo de Reposición es el mayor valor entre el valor de mercado y cero (0).

Se entenderá como derivado de renta fija, aquel contrato donde el subyacente sea una tasa de interés de mercado, o un título de renta fija independientemente del emisor o tipo de título.

Los futuros realizados a través de la Bolsa de Valores de Colombia no consumirán cupo de contraparte debido a que cuentan con garantía básica y de variación según el reglamento establecido por esta.

Categoría 3 - Riesgo spot

Ejemplos: Compra - venta títulos, y divisas free delivery.

Riesgo over night.

Categoría 4 - Categoría DVP o compensada

Riesgo de mercado "intraday"

Nota: los cupos aprobados pueden ser utilizados para productos de la misma categoría, respetando el plazo. Riesgo spot y riesgo over night no se pueden combinar.

- ***Riesgo operacional***

Los avances más relevantes en materia de riesgo operacional llevados a cabo en el primer semestre de 2010 fueron:

En el mes de Abril se presentó informe de SARO a la Junta Directiva.

Se actualizaron las matrices de riesgo con base en ejercicio de comparar las matrices existentes contra los eventos de riesgo registrados en la base de datos.

Se viene fortaleciendo la cultura de registro de eventos de riesgo operacional, a Junio 30 la base de datos contaba con 431 registros con la siguiente distribución:

Tipo de evento	# de registros
Fallas en los procesos	278
Fallos en los sistemas	105
Otros	48

Proceso	# de registros
Misional	321
Apoyo	93
Estratégico	17

Tipo de pérdida	# de registros
Tipo B (Sin impacto en PyG)	357
Tipo A (Con impacto en PyG)	39
Tipo C (Cuasipérdida)	35

Los 39 eventos registrados tipo A, suman $868,0, de los cuales fueron recuperados 720,0 que correspondía a provisión realizada en cuenta de riesgo operacional por una demanda que estaba en curso y la cual fallo a favor de la Corporación.

Con relación al tema de capacitación, la Corporación cuenta con un módulo de capacitación virtual al cual todos los empleados deben ingresar y certificarse aprobando examen de evaluación, el avance a corte Junio 30 de Junio de 2010 es del 95%. Complemento a lo anterior, anualmente se realiza capacitación presencial a todos los funcionarios; este año se programó capacitación para los meses de Junio y Julio, el avance a corte Junio 30 es del 41%.

Para el segundo semestre está programado realizar capacitación a proveedores críticos del área de Tecnología.

Con relación al Plan de Continuidad de Negocio, a continuación los avances más significativos:

En Enero de 2010 se realizó ejercicio de probar contingencia de los aplicativos en ambiente de prueba con resultados satisfactorios.

Se mantiene el Centro de Computo Alterno en la Ciudad de Cali.

Está en adecuación Centro de Operaciones de Contingencia, el cual operará en Bogotá y servirá como sitio alterno en caso de contingencia mayor. Entrará en funcionamiento antes de finalizar el tercer trimestre el año.

Para el cuarto trimestre del año está programado hacer pruebas con desplazamiento al Centro de Operaciones de Contingencia.

Administración -

Junta Directiva – La Junta Directiva es la instancia responsable de la aprobación de las políticas para las operaciones de tesorería; ésta garantiza la adecuada organización, monitoreo o seguimiento de las actividades de tesorería. Esta responsabilidad incluye la fijación de límites para la toma de riesgos en dichas actividades y el adoptar las medidas organizacionales necesarias para limitar los riesgos inherentes al negocio de tesorería.

Así mismo es la junta directiva quien aprueba las políticas, estrategias y reglas de actuación que deberá seguir la entidad en el desarrollo de las actividades de tesorería, tales como aprobar operaciones de crédito en moneda legal y/o extranjera, el mercado o los mercados en los cuales se le permite actuar, los procedimientos para medir, analizar, monitorear, controlar y administrar los riesgos, así como los límites de las posiciones en riesgo de acuerdo con el tipo de riesgo, de negocio, de contraparte, de producto, o de área organizacional.

La Junta Directiva también tiene facultades de aprobar los procedimientos a seguir en caso de sobrepasar los límites o de enfrentar cambios fuertes e inesperados en el mercado. Así mismo este organismo tiene la responsabilidad de analizar y evaluar los tipos de reportes gerenciales y contables tanto internos como externos.

Comité de ALCO – Las principales funciones son las de establecer y recomendar a la Junta Directiva las políticas, objetivos, límites y procedimientos para la administración de riesgo. Ejercer seguimiento al plan de gestión de riesgo que se adopte, el que incluirá procedimientos de operación, seguimiento y control de los niveles de tolerancia al riesgo establecido. Monitorear el informe de cumplimiento de límites y autorizar excesos con base en las atribuciones otorgadas por la Junta Directiva. Implementar procedimientos de acción contingentes en caso de presentarse pérdidas en los niveles máximos permitidos y aprobar valores de variación máximas y cotas de variables para realizar sensibilidades.

Comité de crédito – La principal función es la de establecer y recomendar a la Junta Directiva los cupos de crédito y contraparte de los clientes de la Tesorería.

Comité riesgo operacional – Las principales funciones son las de presentar para aprobación de la Junta Directiva y la alta gerencia las políticas y normas de gestión del riesgo operacional y realizar el seguimiento y control de las mismas. Diseñar la estrategia de gestión de riesgo operacional de la Corporación y liderar su ejecución. Establecer los procedimientos y mecanismos, aprobando las metodologías y los sistemas de una adecuada gestión y administración del riesgo operacional. Conocer y comprender los riesgos operacionales que asume la Corporación, evaluando permanente la exposición al riesgo. Participar en la evaluación de la participación en nuevos mercados y la negociación de nuevos productos. Desarrollar estrategias para la construcción de una cultura organizacional de gestión de riesgos operacional dentro de la Corporación. Evaluar los planes de contingencia y de continuidad del negocio y establecer los recursos necesarios para su oportuna ejecución.

Vicepresidencia ejecutiva – El Vicepresidente Ejecutivo, reporta a la Presidencia y sus principales funciones, entre otras, son las de establecer y recomendar a la Junta Directiva las políticas, objetivos, límites y procedimientos para la administración de riesgo. Controlar el cumplimiento de los cupos y límites de portafolio, emisor y contraparte establecidos por la Junta Directiva.

Gerente de riesgo – El Gerente de Riesgo reporta a la Vicepresidencia Ejecutiva y sus principales funciones son de la medición de riesgos, de la verificación del cumplimiento de las políticas y límites establecidos, y de efectuar los análisis de riesgos. Así mismo, esta área es la encargada de elaborar reportes sobre el cumplimiento de las políticas y límites y de los niveles de exposición de los diferentes riesgos.

Existe un Director de Riesgo Operacional y un auxiliar, que se encargan de desarrollar el Sistema de Administración de Riesgo Operacional (SARO) al interior de la Corporación y subordinadas.

Igualmente, existe un coordinador de riesgo y 3 analistas especializados en los distintos riesgos de la tesorería, como son riesgo de mercado, crédito y liquidez, que reportan al Gerente. Es importante mencionar que el riesgo jurídico es cubierto por la Vicepresidencia Jurídica

Gerente de riesgo crediticio – El Gerente de Riesgo Crediticio reporta a la Vicepresidencia Ejecutiva y sus principales funciones son los de diseñar e implementar los modelos financieros para el análisis de crédito y cupos de contraparte para entidades del sector no financiero, Igualmente, recomendar el análisis de crédito y cupo de contraparte y finalmente, presentar los cupos solicitados a las instancias respectivas. La labor del Gerente de Riesgo Crediticio es apoyada por un Director de Crédito.

Medición – Durante el primer semestre la tesorería de la Corporación Financiera Colombiana S.A. generó ingresos netos antes de gastos operacionales y provisiones por valor de $33.722. La relación ingreso / riesgo tomando el VeR promedio de 2008 indica que el riesgo al cual está expuesta la Corporación equivale a menos de un mes de ingresos netos ajustándose al perfil de riesgo aprobado por la Junta Directiva.

El VeR por modulo de riesgo se presenta a continuación:

Valor en riesgo por módulos		VeR
Tasas de intereses	$	81.593,8
Tasas de cambio		71,8
Precio de acciones		321.719,8
Cartera colectivas		2.015,3
Valor en riesgo total	$	45.400,7

La Corporación define la posición en cada activo financiero como el inventario del portafolio más los compromisos de compra – los compromisos de venta.

Posición Portafolio Pesos (cifras en millones)

Portafolio de inversiones negociables – La posición al cierre de 30 de junio de 2010 fue de $825.370,3.

Posición neta portafolio negociable – portafolio negociable mas forwards de compra menos forwards de venta $825.370,3.

Portafolio de inversiones disponible para la venta – Al cierre de 30 de junio de 2010 esta posición es de $1.232.829,4.

Portafolio de inversiones hasta el vencimiento – Al 30 de junio de 2010 la posición fue de $99.386,4.

Swaps de tasa de interés – Al cierre de junio de 2010 Corficolombiana no tenía posición en el portafolio de swaps.

Opciones sobre títulos renta fija – Al cierre de 30 de junio de 2010 Corficolombiana no tenía posición en el portafolio de opciones sobre títulos renta fija.

Posición portafolio dólares

Portafolio de inversiones negociables – Al cierre de junio de 2010 la posición es de $45,694.8

Posición neta portafolio negociable – portafolio negociable mas forwards de compra menos forwards de venta $45.694,8.

Portafolio de inversiones disponible para la venta – Al cierre de 30 de junio de 2010 esta posición es de $152.077,9.

Portafolio de inversiones hasta el vencimiento – Al 30 de junio de 2010 la posición fue de $0.

Posición en divisas – Al cierre de 30 de junio de 2010 la posición en USD equivale a US$27,954,389, otras monedas G10 USD$1,145,301, otras monedas latam US$8,691 para una posición total de riesgo en TRM de US$ 29,108,381.

Forwards de divisas – Al cierre de 30 de junio de 2010 el valor del portafolio de forwards de divisas equivale a $4.795,9.

Contratos de futuros OPCF – Al cierre de 30 de junio de 2010 Corficolombiana no tenía posición en el portafolio de futuros de divisas.

Opciones de divisas – Al cierre de 30 de junio de 2010 Corficolombiana no tenía posición en el portafolio de opciones sobre Divisas.

Límites de pérdidas -

Riesgo de mercado – PyG diario: El PyG 30 días al cierre de 30 de junio de 2010 presenta una utilidad excluyendo gastos operacionales aproximadamente de $7.581.

VeR (valor en riesgo) – El VeR total incluyendo las posiciones de la mesa de pesos y dólares al cierre de 30 de junio de 2010 equivale a $4.716 aproximadamente frente al límite establecido por Junta Directiva de ($7.101,0).

MAT (management action trigger) – Al cierre de junio de 2009 el MAT asciende a $(2.865) aproximadamente frente al límite determinado por Junta Directiva que asciende a $(7.101,0).

Análisis de sensibilidad (stress test)

	SENSIBILIDAD EN		
	50 P.B.S	100 P.B.S	200 P.B.S.
Neg	-7,295	-14,591	-29,182
Neg USD	894	1,787	3,575
Disp	22,960	45,919	91,839
Disp usd	3,824	7,648	15,295
Al Vencimiento	N.A	N.A	N.A

Valores máximos, mínimos y promedio - El portafolio de la tesorería a junio 2010 tuvo el siguiente comportamiento:

PORTAFOLIO EN PESOS	MAXIMO	MINIMO	PROMEDIO
Inversiones Negociables	1,106.406	321.885	714.003
Inversiones Disponbles para la Venta	1,703.026	812.439	1,144.096
Inversiones Hasta el Vencimiento	205.828	0.117	102.683
Forward Compra Títulos	0.000	38.887	6.815
Forward Venta Títulos	52.895	4.906	17.199
PORTAFOLIO EN USD			
Inversiones Negociables	75.389	45.695	58.784
Inversiones Disponbles para la Venta	219.924	136.115	182.421
Inversiones Hasta el Vencimiento	0.000	0.000	0.000
Forward Compra Títulos	-4.772	0.000	-20.032
Forward Venta Títulos	-53.062	0.000	-15.588
DERIVADOS			
Forward Compra Divisas	2,252.213	2,241.173	1,947.012
Forward Venta Divisas	3,500.433	3,442.316	3,299.484
Contratos de Futuros OPCF	89.221	87.624	94.717
Swap de Tasa de Interes	0.000	0.000	0.000
Opciones de Divisas	0.000	0.000	0.000
Opciones de Títulos	0.000	0.000	0.000

Riesgo de liquidez – Al cierre de Junio de 2010, estos indicadores estaban dentro de los límites de normalidad establecidos. El indicador Trigger IRL a 1 semana y los indicadores de liquidez de largo plazo (médium Term Funding y Cash Capital Position) que se definen el estado de liquidez de la entidad presentaban un estado de normalidad.

Riesgo de crédito – Durante el primer semestre de 2010, los cupos de las contrapartes de tesorería fueron asignados de acuerdo con la metodología descrita anteriormente y fueron aprobados por las instancias correspondientes.

Control – La estructura de control como principio fundamental tiene la adecuada segregación de funciones entre las actividades del front, middle y back office. En este sentido, las operaciones de tesorería se desarrollarán dentro de una estructura organizacional que contempla las siguientes áreas y/o funciones:

Front Office – Área encargada directamente de la negociación, de las relaciones con los clientes y de los aspectos comerciales de la tesorería.

Middle Office – Área encargada, entre otras funciones, de la medición de riesgos, de la verificación del cumplimiento de las políticas y límites establecidos, y de efectuar los análisis

de riesgos. Así mismo, esta área es la encargada de elaborar reportes sobre el cumplimiento de las políticas y límites y de los niveles de exposición de los diferentes riesgos inherentes a las operaciones de tesorería. Igualmente es el área encargada de la revisión y evaluación periódica de las metodologías de valoración de instrumentos financieros y de medición de riesgos.

Back Office – Área encargada de realizar los aspectos operativos de la tesorería tales como el cierre, registro y autorización final a las operaciones.

Por otro lado, la Corporación cuenta con un módulo de cupos en línea que permite controlar las exposiciones de riesgo por contraparte en los distintos negocios de tesorería. Adicionalmente el Middle Office cuenta con el apoyo de los módulos de cupos de los distintos sistemas transaccionales: MEC y Set-Fx.

Debido a la consolidación de los controles de riesgo, hoy el negocio de tesorería es más estable y existe un riesgo inferior de potenciales pérdidas por riesgos de mercado, crédito y liquidez asociados al mismo, y una mayor oportunidad de reacción frente a eventos adversos.

Por otro lado, en cumplimiento de lo establecido por las normas de la Superintendencia Financiera de Colombia y aplicando buenas prácticas de Gobierno Corporativo, Corficolombiana cuenta con un sistema de control interno aprobado por la Junta Directiva, el cual permite que la entidad realice sus operaciones controladamente y pueda alcanzar sus objetivos corporativos.

Los principios generales que inspiran estas directrices están contenidas en el Código de Ética y Conducta, el cual comprende las pautas de comportamiento que expresamente señala la Junta Directiva en materia del compromiso que se espera de todos los funcionarios frente al sistema de control interno, a la ética en los negocios, a los conflictos de interés, y al manejo de información privilegiada, entre otros.

Para fortalecer el sistema de control interno y prevenir conductas indebidas de mercado, la Corporación realiza anualmente jornadas de capacitación y entrenamiento, con el fin de difundir y reforzar las orientaciones institucionales en esta materia, realizando evaluaciones que le permiten a Corficolombiana determinar la eficacia de estos principios, informando a la alta administración un resumen de los resultados, a fin de adoptar las mejoras que sean necesarias para fortalecer el sistema de prevención y control.

38. CONTROLES DE LEY

Al 30 de junio de 2010 y 31 de diciembre de 2009 la Corporación cumplió con cada una de sus obligaciones y deberes legales, en lo relacionado entre otros puntos a posición propia, inversiones de capital, patrimonio técnico, encaje y en general con todas las instrucciones impartidas por los entes de vigilancia y control, así como los órganos legislativos.

39. RIESGO LAVADO DE ACTIVOS

El riesgo de lavado de activos y de la financiación del terrorismo se entiende como la posibilidad de pérdida económica o de daño del buen nombre que pudiera sufrir la entidad si fuera utilizada directamente o a través de sus operaciones como instrumento para el lavado de

activos y/o la canalización de recursos hacia la realización de actividades terroristas, o cuando se pretenda el ocultamiento de activos provenientes de dichas actividades a través de la entidad.

En virtud de lo anterior, y conciente de su compromiso de luchar contra las organizaciones criminales, la Corporación, en cumplimiento de las disposiciones de la Superintendencia Financiera de Colombia, adoptó los mecanismos necesarios para evitar la ocurrencia de eventos que puedan afectar negativamente sus resultados y su negocio. Por este motivo Corficolombiana cuenta con un Sistema de Administración del Riesgo del Lavado de Activos y de la Financiación del Terrorismo SARLAFT, el cual está integrado por etapas y elementos que contienen las políticas, procedimientos y metodologías para la identificación, evaluación, control y monitoreo de estos riesgos, así como el conocimiento del cliente y de sus operaciones con la Corporación, así como de los segmentos de mercado atendidos; el sistema, el cual está contenido en el Manual de SARLAFT aprobado por la Junta Directiva, también considera el monitoreo de las transacciones, la capacitación al personal y la colaboración con las autoridades, y es administrado por el Oficial de Cumplimiento, quien tiene la responsabilidad de evaluar constantemente los mecanismos de prevención, a fin de establecer la efectividad de los mismos y el cumplimiento por parte de todos los funcionarios de la Corporación.

De acuerdo con las mediciones realizadas durante el primer semestre de 2010 con base en el SARLAFT, la entidad mantiene niveles de riesgo bajos; no obstante éstos son monitoreados trimestralmente.

La supervisión de los controles para prevenir estos riesgos es efectuada por el Oficial de Cumplimiento y su suplente; así mismo ejercen supervisión la administración y la Junta Directiva, a través de los informes presentados periódicamente por el Oficial de Cumplimiento. Adicionalmente la Contraloría y la Revisoría Fiscal realizan sus evaluaciones con el fin de comprobar si los controles internos establecidos son eficaces para prevenir el riesgo.

Deloitte.

FILE No. 823437

Deloitte & Touche Ltda.
Cra. 7 Nº 74 - 09
A.A. 075874
Nit. 860.005.813-4
Bogotá D.C.
Colombia

Tel. +57(1) 5461810 - 5461815
Fax: +57(1) 2178088
www.deloitte.com/co

RECEIVED
2010 OCT -5 P 3: 12

DICTAMEN DEL REVISOR FISCAL

A los accionistas de
CORPORACIÓN FINANCIERA COLOMBIANA S.A.:

He auditado los balances generales de CORPORACIÓN FINANCIERA COLOMBIANA S.A. al 30 de junio de 2010 y 31 de diciembre de 2009 y los correspondientes estados de resultados, de cambios en el patrimonio de los accionistas y de flujos de efectivo por los semestres terminados en esas fechas, y el resumen de las principales políticas contables y otras notas explicativas.

La administración es responsable por la preparación y correcta presentación de estos estados financieros de acuerdo con principios de contabilidad generalmente aceptados en Colombia e instrucciones y prácticas establecidas por la Superintendencia Financiera de Colombia. Esta responsabilidad incluye diseñar, implementar y mantener un sistema de control interno adecuado para la administración de riesgos y la preparación y presentación de los estados financieros, libres de errores significativos, bien sea por fraude o error; seleccionar y aplicar las políticas contables apropiadas, así como efectuar las estimaciones contables que resulten razonables en las circunstancias.

Mi responsabilidad es expresar una opinión sobre estos estados financieros con base en mis auditorías. Obtuve las informaciones necesarias para cumplir mis funciones y llevar a cabo mi trabajo de acuerdo con normas de auditoría generalmente aceptadas en Colombia. Tales normas requieren que planifique y efectúe la auditoría para obtener una seguridad razonable acerca de si los estados financieros están libres de errores significativos. Una auditoría de estados financieros incluye examinar, sobre una base selectiva, la evidencia que soporta las cifras y las revelaciones en los estados financieros. Los procedimientos de auditoría seleccionados dependen del juicio profesional del auditor, incluyendo su evaluación de los riesgos de errores significativos en los estados financieros. En la evaluación del riesgo, el auditor considera el control interno de la entidad que es relevante para la preparación y presentación razonable de los estados financieros, con el fin de diseñar procedimientos de auditoría que sean apropiados en las circunstancias. Una auditoría también incluye, evaluar los principios de contabilidad utilizados y las estimaciones contables significativas hechas por la administración, así como evaluar la presentación general de los estados financieros. Considero que mis auditorías me proporcionan una base razonable para expresar mi opinión.

FILE No. 823437

En mi opinión, los estados financieros antes mencionados, fielmente tomados de los libros de contabilidad, presentan razonablemente, en todos los aspectos de importancia material, la situación financiera de Corporación Financiera Colombiana S.A. al 30 junio de 2010 y 31 de diciembre de 2009, los resultados de sus operaciones, los cambios en su patrimonio y sus flujos de efectivo por los semestres terminados en esas fechas, de conformidad con principios de contabilidad generalmente aceptados en Colombia e instrucciones y prácticas establecidas por la Superintendencia Financiera de Colombia, aplicadas sobre bases uniformes.

Con base en mis funciones como revisor fiscal y el alcance de mis auditorías al 30 junio de 2010 y 31 de diciembre de 2009, informo que he observado los principios básicos de ética profesional; que la Corporación ha llevado su contabilidad conforme a las normas legales y a la técnica contable; las operaciones registradas en los libros de contabilidad y los actos de los administradores se ajustaron a los estatutos y a las decisiones de la Asamblea de Accionistas y de la Junta Directiva; la correspondencia, los comprobantes de las cuentas y los libros de actas y de registro de acciones se llevan y se conservan debidamente; la contabilización de provisiones para bienes recibidos en pago, la adopción de los Sistemas de Administración de Riesgos: de Mercado, de Liquidez, Operativo y de Lavado de Activos y Financiación del Terrorismo, y la determinación de su impacto en los estados financieros adjuntos, se efectuaron, en todos los aspectos materiales, de acuerdo con los criterios y procedimientos establecidos por la Superintendencia Financiera de Colombia; el informe de gestión de los administradores guarda la debida concordancia con los estados financieros básicos, y los aportes al Sistema de Seguridad Social Integral se efectuaron en forma correcta y oportuna. Mi evaluación del control interno, efectuada con el propósito de establecer el alcance de mis pruebas de auditoría, indica que la Corporación ha seguido medidas adecuadas de control interno y de conservación y custodia de sus bienes y de los de terceros que están en su poder. Mis recomendaciones sobre controles internos las he comunicado en informes separados, sobre las cuales he efectuado seguimiento a la disposición dada por la administración de la Corporación.



WILLIAM ALEXANDER GALVIS GUZMÁN
Revisor Fiscal
Tarjeta Profesional No. 74138-T
Designado por Deloitte & Touche Ltda.

16 de julio de 2010.

Republica de Colombia
SUPERINTENDENCIA FINANCIERA DE COLOMBIA

ESTABLECIMIENTOS DE CREDITO
BALANCE GENERAL COMPARATIVO
(Publicación autorizada por la Superintendencia Financiera)
30 de junio de 2010 y 31 de diciembre de 2009
CIRCULAR EXTERNA 048 DE 2003

ENTIDAD 02 (TIPO) 11 (CODIGO) CORPORACION FINANCIERA COLOMBIANA S. A. (NOMBRE)

CIUDAD: BOGOTA D.C.
(Millones de Pesos)

ACTIVO

	A: 30/06/2010 DD/MM/AAAA		A: 31/12/2009 DD/MM/AAAA	
DISPONIBLE		$ 200.947,2		$ 207.189,9
POSICIONES ACTIVAS EN OPERACIONES DE MERCADO		1.148.831,2		708.923,9
INVERSIONES		4.473.439,9		4.172.200,0
Negociables Titulos de Deuda	757.526,7		508.173,0	
Negociables Titulos Participativos	672.130,3		440.629,3	
Para Mantener Hasta el Vencimiento	116,9		219,6	
Disponibles Para la Venta en Titulos de Deuda	483.194,1		486.332,4	
Disponibles Para la Venta en Titulos Participativos	1.550.668,8		1.541.278,4	
Derechos de Transferencia de Inversiones	1.096.486,0		1.206.216,1	
Inv Neg entregadas en Gtía en Op con Instrum Tit de Deuda	287,4		-	
Inv Disponibles para la venta entregados en Gtía en Op con I	17.747,7		-	
Menos: Provisión	(104.718,0)		(10.648,8)	
ACEPTACIONES, OPERACIONES DE CONTADO Y DERIVADOS		60.969,8		37.831,4
Derechos	2.380.512,8		4.909.331,4	
Obligaciones	(2.319.543,0)		(4.871.500,0)	
CUENTAS POR COBRAR		71.138,9		82.660,0
Intereses	383,5		397,1	
Comisiones y Honorarios	1.494,6		2.965,1	
Pago por Cuenta de Clientes Comercial	0,6		0,7	
Otras	71.451,3		83.548,5	
Menos: Provisión	(2.191,1)		(4.251,4)	
BIENES REALIZABLES Y RECIBIDOS EN PAGO		4.288,1		5.994,7
Bienes Recibidos en Pago Diferentes a Vivienda	17.067,4		25.152,3	
Bienes no Utilizados en el Objeto Social	585,9		585,9	
Menos: Provisión	(13.365,2)		(19.743,5)	
PROPIEDADES Y EQUIPO, NETO		8.869,9		9.423,1
Terrenos y Edificios	13.478,2		13.617,8	
Equipo, Muebles y Enseres de Oficina	8.740,8		8.744,0	
Equipo de Computación	9.481,5		9.498,4	
Otras	1.057,8		1.110,0	
Menos: Depreciación Acumulada	(23.611,3)		(23.263,1)	
Menos: Provisión	(277,1)		(284,0)	
OTROS ACTIVOS		37.242,0		37.184,3
Aportes Permanentes	98,2		98,2	
Gastos Anticipados y Cargos Diferidos	1.611,1		1.613,2	
Otros	62.662,7		58.173,4	
Menos: Provisión	(27.130,0)		(22.700,5)	
VALORIZACIONES		617.581,9		654.890,2
Inversiones Disponibles Para la Venta en Titulos Participativos de Baja o Minima Bursatilidad o sin Cotizacion en Bolsa	593.436,3		631.839,9	
Propiedades y Equipo	24.145,6		23.050,3	
DESVALORIZACIONES		(26.430,4)		(868,1)
Inversiones Disponibles Para la Venta en Titulos Participativos de Baja o Minima Bursatilidad o sin Cotizacion en Bolsa	(26.430,4)		(868,1)	
TOTAL ACTIVO ANTES DE CAPITAL GARANTIA		$ 6.596.878,5		$ 5.915.429,4
CAPITAL GARANTIA		-		-
TOTAL ACTIVO Y CAPITAL GARANTIA		$ 6.596.878,5		$ 5.915.429,4
CUENTAS CONTINGENTES ACREEDORAS POR CONTRA	$	418.231,1		$ 231.886,0
CUENTAS CONTINGENTES DEUDORAS		1.399.724,2		1.462.726,9
CUENTAS DE ORDEN DEUDORAS		9.277.909,2		6.346.180,7
CUENTAS DE ORDEN ACREEDORAS POR CONTRA		3.702.754,1		3.016.447,8
TOTAL CUENTAS CONTINGENTES Y DE ORDEN		$ 14.798.618,6		$ 11.057.241,4

PASIVO Y PATRIMONIO

	A: 30/06/2010 DD/MM/AAAA		A: 31/12/2009 DD/MM/AAAA	
DEPOSITOS Y EXIGIBILIDADES		$ 1.517.369,3		$ 1.258.570,0
Certificados de Depósito a Término	1.319.446,6		1.089.355,7	
Depósitos de Ahorro	197.365,2		168.710,7	
Otros	557,5		503,6	
FONDOS INTERBANCARIOS COMPRADOS Y PACTOS DE RECOMPRA		2.286.947,8		2.027.159,9
ACEPTACIONES (BANCARIAS) EN CIRCULACION		55.287,8		-
CUENTAS POR PAGAR		81.416,0		71.736,9
Intereses	12.214,2		12.083,2	
Dividendos y Excedentes	59.563,6		55.400,1	
Otras	9.638,2		4.253,6	
OTROS PASIVOS		37.206,9		46.718,7
Obligaciones Laborales Consolidadas	2.028,9		1.954,8	
Ingresos Anticipados y Abonos Diferidos	33.853,5		43.472,3	
Pensiones de Jubilación	1.324,5		1.291,6	
PASIVOS ESTIMADOS Y PROVISIONES		12.128,2		4.203,5
Obligaciones Laborales	1.267,3		1.317,7	
Impuestos	7.103,1		1,2	
Otros	3.757,8		2.884,6	
TOTAL PASIVO EXTERNO		3.990.356,0		3.408.389,0
TOTAL PASIVO		3.990.356,0		3.408.389,0
PATRIMONIO DE LOS ACCIONISTAS		2.606.522,5		2.507.040,4
CAPITAL SOCIAL Dividido en 177.056.703 Acciones de Valor Nominal de $10.oo c/u		1.770,6		1.713,2
RESERVAS		1.632.494,8		1.230.664,6
Reserva Legal	788.422,1		656.729,4	
Reservas Estatutarias y Ocasionales	844.072,7		573.935,2	
SUPERAVIT o DEFICIT		707.315,6		754.566,8
Ganacias o Pérdidas No Realizadas en Inversiones Disponibles Para la	116.164,1		100.544,7	
Valorizaciones	617.581,9		654.890,2	
Desvalorizaciones	(26.430,4)		(868,1)	
UTILIDAD DEL EJERCICIO		264.941,5		520.095,8
TOTAL PASIVO Y PATRIMONIO ANTES DE CAPITAL GARANTIA	$	6.596.878,5		5.915.429,4
CAPITAL GARANTIA		-		-
TOTAL PASIVO, PATRIMONIO Y CAPITAL GARANTIA		$ 6.596.878,5		$ 5.915.429,4
CUENTAS CONTINGENTES ACREEDORAS		$ 418.231,1		$ 231.886,0
Avales y Garantías	130.335,8		148.841,8	
Otras Contingencias	287.895,3		83.044,2	
CUENTAS CONTINGENTES DEUDORAS POR CONTRA		1.399.724,2		1.462.726,9
CUENTAS DE ORDEN DEUDORAS POR CONTRA		9.277.909,2		6.346.180,7
CUENTAS DE ORDEN ACREEDORAS		3.702.754,1		3.016.447,8
TOTAL CUENTAS CONTINGENTES Y DE ORDEN		$ 14.798.618,6		$ 11.057.241,4
UTILIDAD POR ACCION (En Pesos)		$ 1.521,02		$ 3.035,89

DICIEMBRE 2003

(**) Para uso exclusivo de los establecimientos de credito de creacion legal
(*) Para uso exclusivo de la Caja de Credito Agrario Industrial y Minero

F.1000-67

JOSE ELIAS MELO ACOSTA
REPRESENTANTE LEGAL

MARTHA CECILIA CASTRO ORTIZ
CONTADOR
T.P. No. 40995-T

WILLIAM ALEXANDER GALVIS GUZMAN
REVISOR FISCAL
T.P. No. 74138-T
Miembro de Deloitte & Touche Ltda.
(Ver mi Dictamen Adjunto)

FILE NO. 823437

República de Colombia
SUPERINTENDENCIA FINANCIERA DE COLOMBIA

FILE No. 823437

ESTABLECIMIENTOS DE CREDITO
ESTADO DE RESULTADOS COMPARATIVO
(Publicación autorizada por la Superintendencia Financiera)
CIRCULAR EXTERNA 048 DE 2003

ENTIDAD 02 (TIPO) 11 (CODIGO) CORPORACION FINANCIERA COLOMBIANA S.A. (NOMBRE) CIUDAD: BOGOTA D.C.

(Millones de Pesos)

	PERIODOS COMPRENDIDOS			
	DEL 01-01-2010 DD/MM/AAAA	AL 30-06-2010 DD/MM/AAAA	DEL 01-07-2009 DD/MM/AAAA	AL 31-12-2009 DD/MM/AAAA
INGRESOS OPERACIONALES DIRECTOS	$	943.275,7	$	1.888.412,5
Intereses y Descuento Amort Cartera de Crédito y otros intereses	12.563,4		5.488,0	
Utilidad en Valoracion Inversiones Neg Títulos de Deuda	21.366,9		17.025,2	
Utilidad en Valoracion Inversiones Neg Títulos Participativos	249.129,5		174.161,7	
Utilidad en Valoracion Inversiones Para Mantener Hasta el Vcto.	1.616,3		352,2	
Utilidad en Valoracion Inversiones Disponibles para la venta Tít Deud:	50.674,7		29.486,6	
Ganancia Realizada en Invsiones Disponibles Para la Venta	28.991,3		284.878,0	
Comisiones y Honorarios	6.627,5		7.820,2	
Utilidad en Posiciones en Corto de Operaciones Repo, Simultaneas y Transferencias Temporal de Valores	74.689,9		668.202,7	
Utilidad en la Valoración de Derivados	409.981,2		484.287,7	
Utilidad en la Valoración de Operaciones de Contado	978,8		4.160,9	
Cambios	54.115,8		184.855,3	
Utilidad en Venta de Inversiones	32.540,4		27.684,0	
GASTOS OPERACIONALES DIRECTOS		640.188,9		1.409.784,2
Intereses, Prima Amortizada y Amortización de Descuento	51.467,2		50.734,7	
Pérdida Realizada en Inv. Disponibles para la Vta.	495,9		-	
Comisiones	2.895,8		3.841,3	
Pérdida en Posiciones en Corto de Operaciones Repo, Simultaneas y Transferencias Temporal de Valores	99.322,0		682.008,7	
Pérdida en la Valoración de Derivados	382.711,4		419.612,4	
Cambios	85.162,9		231.197,4	
Perdida en Venta de Inversiones	18.051,2		15.007,1	
Perdida en la Valoración de Operaciones de Contado	82,5		7.382,6	
RESULTADO OPERACIONAL DIRECTO		303.086,8		478.628,3
OTROS INGRESOS Y GASTOS OPERACIONALES - NETO		57.652,3		45.315,1
INGRESOS OPERACIONALES		95.209,4		76.367,8
Dividendos y Participaciones	93.120,6		76.229,3	
Otros	2.088,8		138,5	
GASTOS OPERACIONALES		37.557,1		31.052,7
Gastos de Personal	13.413,3		14.165,2	
Otros	24.143,8		16.887,5	
RESULTADO OPERACIONAL ANTES DE PROVISIONES DEPRECIACIONES Y AMORTIZACIONES		360.739,1		523.943,4
PROVISIONES		94.920,5		1.761,1
Inversiones	94.804,7		674,9	
Cuentas por Cobrar	19,5		948,1	
Otras	96,3		138,1	
DEPRECIACIONES - BIENES DE USO PROPIO		645,2		698,7
AMORTIZACIONES		477,4		1.215,8
RESULTADO OPERACIONAL NETO		264.696,0		520.267,8
INGRESOS NO OPERACIONALES		8.926,4		4.470,2
Ingresos No Operacionales	8.926,4		4.470,2	
GASTOS NO OPERACIONALES		1.815,9		1.416,9
Gastos No Operacionales	1.815,9		1.416,9	
RESULTADO NETO NO OPERACIONAL		7.110,5		3.053,3
UTILIDAD ANTES DE IMPUESTO A LA RENTA		271.806,5		523.321,1
IMPUESTO A LA RENTA Y COMPLEMENTARIOS		6.865,0		3.225,3
UTILIDAD DEL EJERCICIO	$	264.941,5	$	520.095,8

DICIEMBRE 2003 F.1000-68


JOSE ELIAS MELO ACOSTA
REPRESENTANTE LEGAL


MARTHA CECILIA CASTRO ORTIZ
CONTADOR
T.P. No. 40995-T


WILLIAM ALEXANDER GALVIS GUZMÁN
REVISOR FISCAL
T.P. No. 74138-T
Miembro de Deloitte & Touche Ltda.
(Ver mi Dictamen Adjunto)

CORPORACIÓN FINANCIERA COLOMBIANA S. A.

BALANCES GENERALES AL 30 DE JUNIO DE 2010 Y 31 DE DICIEMBRE DE 2009
(En millones de Pesos)

ACTIVO	30 de junio de 2010		31 de diciembre de 2009	
DISPONIBLE, Neto (Notas 3 y 21)		$ 200.947,2		$ 207.189,9
POSICIONES ACTIVAS EN OPERACIONES DE MERCADO (Nota 4)		1.148.831,2		708.923,9
INVERSIONES, Neto (Notas 5 y 21)		4.473.439,9		4.172.200,0
Negociables Títulos de Deuda	757.526,7		508.173,0	
Negociables Títulos Participativos	672.130,3		440.629,3	
Para Mantener Hasta el Vencimiento	116,9		219,6	
Disponibles Para la Venta en Títulos de Deuda	483.194,1		486.332,4	
Disponibles Para la Venta en Títulos Participativos	1.550.668,8		1.541.278,4	
Derechos de Recompra de Inversiones	1.096.486,0		1.206.216,1	
Inversiones negociables entregadas en Operaciones	287,4		-	
Inversiones disponibles para la venta entregadas en Garantías	17.747,7		-	
Menos: Provisión	(104.718,0)		(10.648,8)	
ACEPTACIONES, OPERACIONES DE CONTADO Y DERIVADOS (Nota 6)		60.969,8		37.831,4
Derechos	2.380.512,8		4.909.331,4	
Obligaciones	(2.319.543,0)		(4.871.500,0)	
CUENTAS POR COBRAR, Neto (Notas 7 y 21)		71.138,9		82.660,0
Intereses	383,5		397,1	
Comisiones y Honorarios	1.494,6		2.965,1	
Pago por Cuenta de Clientes Comerciales	0,6		0,7	
Otras	71.451,3		83.548,5	
Menos: Provisión	(2.191,1)		(4.251,4)	
BIENES REALIZABLES Y RECIBIDOS EN PAGO, Neto (Nota 8)		4.288,1		5.994,7
Bienes Recibidos en Pago Diferentes a Vivienda	17.067,4		25.152,3	
Bienes no utilizados en el Objeto Social	585,9		585,9	
Menos: Provisión	(13.365,2)		(19.743,5)	
PROPIEDADES Y EQUIPO, Neto (Nota 9)		8.869,9		9.423,1
Terrenos y Edificios	13.478,2		13.617,8	
Equipo, Muebles y Enseres de Oficina	8.740,8		8.744,0	
Equipo de Computación	9.481,5		9.498,4	
Otras	1.057,8		1.110,0	
Menos: Depreciación	(23.611,3)		(23.263,1)	
Menos: Provisión	(277,1)		(284,0)	
OTROS ACTIVOS, Neto (Nota 10)		37.242,0		37.184,3
Aportes Permanentes	98,2		98,2	
Gastos Anticipados y Cargos Diferidos	1.611,1		1.613,2	
Otros	62.662,7		58.173,4	
Menos: Provisión	(27.130,0)		(22.700,5)	
VALORIZACIONES (Notas 5 y 21)		617.581,9		654.890,2
Inversiones Disponibles Para la Venta en Títulos Participativos de Baja o Mínima Bursatilidad o sin Cotizacion en Bolsa	593.436,3		631.839,9	
Propiedades y Equipo	24.145,6		23.050,3	
DESVALORIZACIONES (Nota 5)		(26.430,4)		(868,1)
Inversiones Disponibles Para la Venta en Títulos Participativos de Baja o Mínima Bursatilidad o sin Cotizacion en Bolsa	(26.430,4)		(868,1)	
TOTAL ACTIVO		$ 6.596.878,5		$ 5.915.429,4
CUENTAS CONTINGENTES ACREEDORAS POR CONTRA (Nota 19)		$ 418.231,1		$ 231.886,0
CUENTAS CONTINGENTES DEUDORAS (Nota 19)		1.399.724,2		1.462.726,9
CUENTAS DE ORDEN DEUDORAS Nota 20)		9.277.909,2		6.346.180,7
CUENTAS DE ORDEN ACREEDORAS POR CONTRA (Nota 20)		3.702.754,1		3.016.447,8
TOTAL CUENTAS CONTINGENTES Y DE ORDEN		$ 14.798.618,6		$ 11.057.241,4

PASIVO	30 de junio de 2010		31 de diciembre de 2009	
DEPOSITOS Y EXIGIBILIDADES (Notas 11 y 21)		$ 1.517.369,3		$ 1.258.570,0
Certificados de Depósito a Término	1.319.446,6		1.089.355,7	
Depósitos de Ahorro	197.365,2		168.710,7	
Otros	557,5		503,6	
POSICIONES PASIVAS EN OPERACIONES DE MERCADO (Nota 12)		2.286.947,8		2.027.159,9
ACEPTACIONES (BANCARIAS) EN CIRCULACION (Nota 6)		55.287,8		-
CUENTAS POR PAGAR (Nota 21)		81.416,0		71.736,9
Intereses	12.214,2		12.083,2	
Dividendos y Excedentes	59.563,6		55.400,1	
Otras (Nota 13)	9.638,2		4.253,6	
OTROS PASIVOS (Nota 14)		37.206,9		46.718,7
Obligaciones Laborales Consolidadas	2.028,9		1.954,8	
Ingresos Anticipados y Abonos Diferidos	33.853,5		43.472,3	
Pensiones de Jubilación	1.324,5		1.291,6	
PASIVOS ESTIMADOS Y PROVISIONES (Nota 15)		12.128,2		4.203,5
Obligaciones Laborales	1.267,3		1.317,7	
Impuestos	7.103,1		1,2	
Otros	3.757,8		2.884,6	
TOTAL PASIVO		3.990.356,0		3.408.389,0
PATRIMONIO DE LOS ACCIONISTAS				
CAPITAL SOCIAL (Nota 16)		1.770,6		1.713,2
Al 30 de junio de 2010 y 31 de diciembre de 2009 encontraba dividido en 177.056.703 y 171.315.953 Acciones respectivamente. de Valor Nominal de $10.oo c/u				
RESERVAS (Nota 17)		1.632.494,8		1.230.664,6
Reserva Legal	788.422,1		656.729,4	
Reservas Estatutarias y Ocasionales	844.072,7		573.935,2	
SUPERAVIT o DEFICIT		707.315,6		754.566,8
Ganancias o Pérdidas No Realiz. en Inv. Disponibles Para la Venta (Nota 18)	116.164,1		100.544,7	
Valorizaciones	617.581,9		654.890,2	
Desvalorizaciones	(26.430,4)		(868,1)	
UTILIDAD DEL EJERCICIO		264.941,5		520.095,8
TOTAL PATRIMONIO DE LOS ACCIONISTAS		2.606.522,5		2.507.040,4
TOTAL PASIVO Y PATRIMONIO DE LOS ACCIONISTAS		$ 6.596.878,5		$ 5.915.429,4
CUENTAS CONTINGENTES ACREEDORAS (Nota 19)		$ 418.231,1		$ 231.886,0
Avales y Garantías	130.335,8		148.841,8	
Otras Contingencias	287.895,3		83.044,2	
CUENTAS CONTINGENTES DEUDORAS POR CONTRA (Nota 19)		1.399.724,2		1.462.726,9
CUENTAS DE ORDEN DEUDORAS POR CONTRA (Nota 20)		9.277.909,2		6.346.180,7
CUENTAS DE ORDEN ACREEDORAS (Nota 20)		3.702.754,1		3.016.447,8
TOTAL CUENTAS CONTINGENTES Y DE ORDEN		$ 14.798.618,6		$ 11.057.241,4

Las notas adjuntas son parte integral de los estados financieros.

(*) Los Suscritos Representante Legal y contador certificamos que hemos verificado previamente las afirmaciones contenidas en estos estados financieros y que los mismos han sido tomados fielmente de los libros de contabilidad de la compañía.



(*) JOSE ELIAS MELO ACOSTA
REPRESENTANTE LEGAL



(*) MARTHA CECILIA CASTRO ORTIZ
CONTADOR
T. P. 40995-T



WILLIAM ALEXANDER GALVIS GUZMÁN
REVISOR FISCAL
T.P. No. 74138-T
Miembro de Deloitte & Touche Ltda.
(Ver mi Dictamen Adjunto)

FILE No. 823437

FILE No. 823437

CORPORACIÓN FINANCIERA COLOMBIANA S. A.

ESTADOS DE RESULTADOS
POR LOS SEMESTRES TERMINADOS EL 30 DE JUNIO DE 2010 Y 31 DE DICIEMBRE DE 2009
(En millones de Pesos)

	30 de junio de 2010		31 de diciembre de 2009	
INGRESOS OPERACIONALES DIRECTOS		$ 943.275,7		$ 1.888.412,5
Intereses	12.563,4		5.488,0	
Utilidad en Valoracion Inversiones Neg Títulos de Deuda	21.366,9		17.025,2	
Utilidad en Valoracion Inversiones Neg Titulos Participativos	249.129,5		174.161,7	
Utilidad en Valoracion Inversiones Para Mantener Hasta el Vcto	1.616,3		352,2	
Utilidad en Valoracion Inversiones Disponibles para la venta Tít	50.674,7		29.486,6	
Ganancia Realizada en Inversiones Disponibles Para la Venta	28.991,3		284.878,0	
Comisiones y Honorarios	6.627,5		7.820,2	
Utilidad en Posiciones en corto de Operaciones Repo, Simultaneas y Transferencia Temporal de Valores	74.689,9		668.202,7	
Utilidad en Valoracion de Derivados	409.981,2		484.297,7	
Utilidad en Valoracion de Operaciones de Contado	978,8		4.160,9	
Cambios	54.115,8		184.855,3	
Utilidad en Venta de Inversiones	32.540,4		27.684,0	
GASTOS OPERACIONALES DIRECTOS		640.188,9		1.409.784,2
Intereses	51.467,2		50.734,7	
Pérdida Realizada en Inv. Disponibles para la Vta.	495,9		-	
Comisiones	2.895,8		3.841,3	
Pérdida en Posiciones en corto de Operaciones Repo, Simutaneas y Transferencia Temporal de Valores	99.322,0		682.008,7	
Pérdida en Valoración de Derivados	382.711,4		419.612,4	
Cambios	85.162,9		231.197,4	
Pérdida en Venta de Inversiones	18.051,2		15.007,1	
Perdida en la Valoración de Operaciones de Contado	82,5		7.382,6	
RESULTADO OPERACIONAL DIRECTO		303.086,8		478.628,3
OTROS INGRESOS Y GASTOS OPERACIONALES - NETO		57.652,3		45.315,1
INGRESOS OPERACIONALES (Nota 22)		95.209,4		76.367,8
Dividendos y Participaciones	93.120,6		76.229,3	
Otros	2.088,8		138,5	
GASTOS OPERACIONALES		37.557,1		31.052,7
Gastos de Personal	13.413,3		14.165,2	
Otros (Nota 23)	24.143,8		16.887,5	
RESULTADO OPERACIONAL ANTES DE PROVISIONES DEPRECIACIONES Y AMORTIZACIONES		360.739,1		523.943,4
PROVISIONES		94.920,5		1.761,1
Inversiones (Nota 5)	94.804,7		674,9	
Cuentas por Cobrar (Nota 7)	19,5		948,1	
Otras (Nota 24)	96,3		138,1	
DEPRECIACIONES - BIENES DE USO PROPIO (Nota 9)		645,2		698,7
AMORTIZACIONES		477,4		1.215,8
RESULTADO OPERACIONAL, NETO		264.696,0		520.267,8
INGRESOS NO OPERACIONALES (Nota 25)		8.926,4		4.470,2
GASTOS NO OPERACIONALES (Nota 26)		1.815,9		1.416,9
RESULTADO NETO NO OPERACIONAL		7.110,5		3.053,3
UTILIDAD ANTES DE IMPUESTO SOBRE LA RENTA		271.806,5		523.321,1
IMPUESTO A LA RENTA Y COMPLEMENTARIOS (Nota 27)		6.865,0		3.225,3
UTILIDAD DEL EJERCICIO		$ 264.941,5		$ 520.095,8
UTILIDAD NETA POR ACCIÓN (en pesos)		$ 1.521,0		$ 3.035,9

Las notas adjuntas son parte integral de los estados financieros.

(*) Los Suscritos Representante Legal y contador certificamos que hemos verificado previamente las afirmaciones contenidas en estos estados financieros y que los mismos han sido tomados fielmente de los libros de contabilidad de la compañía.

(*) JOSE ELIAS MELO ACOSTA
REPRESENTANTE LEGAL

(*) MARTHA CECILIA CASTRO ORTIZ
CONTADOR
T.P. 40995- T

WILLIAM ALEXANDER GALVIS GUZMÁN
REVISOR FISCAL
T.P. 74138- T
Miembro de Deloitte & Touche Ltda.
(Ver mi Dictamen Adjunto)

CORPORACION FINANCIERA COLOMBIANA S. A.
Estados de Cambios en el Patrimonio de los Accionistas
Por los periodos que terminaron el 30 de junio de 2010 y el 31 de diciembre de 2009
(Expresados en millones de pesos)

	Capital Social	Reserva Legal	Reservas Estatutarias y Ocasionales: Disposiciones fiscales	Reservas Estatutarias y Ocasionales: A Disposición de la Asamblea	Reservas Estatutarias y Ocasionales: Fomento Económico	Reservas Estatutarias y Ocasionales: Capitaliz Económica	Reservas Estatutarias y Ocasionales: Total	Ganancias No Realizadas en Inversiones	Valorizaciones	Desvalorizaciones	Resultado de Ejercicios Anteriores	Utilidad del Ejercicio	Patrimonio de los Accionistas
Saldo al 30 de junio de 2009	$ 1.713,2	$ 656.729,4	$ 394.881,8	$ 150.759,0	$ 8,8	$ 4,4	$ 545.654,0	$ 306.823,3	$ 500.552,7	$ (1.311,7)	$ -	$ 138.265,9	$ 2.148.426,8
Traslado de utilidades del ejercicio a resultados de ejercicios anteriores	-	-	-	-	-	-	-	-	-	-	138.265,9	(138.265,9)	-
Liberación reserva para futuros repartos	-	-	-	(150.759,0)	-	-	(150.759,0)	-	-	-	150.759,0	-	-
Constitución Reservas Sobre Valoracion de Inversiones Decreto 2336/95	-	-	26.874,4	-	-	-	26.874,4	-	-	-	(26.874,4)	-	-
Constitución reserva para futuros repartos	-	-	-	152.165,8	-	-	152.165,8	-	-	-	(152.165,8)	-	-
Dividendo en efectivo de $642,0 por acción sobre 160.543.030 acciones ordinarias y 10.772.923 acciones preferenciales suscritas y pagadas a junio 30 de 2009 Este dividendo se cancelará en seis (6) cuotas mensuales dentro de lo cinco (5) primeros días de cada mes a partir de octubre de 2009.	-	-	-	-	-	-	-	-	-	-	(109.984,7)	-	(109.984,7)
Movimiento del ejercicio	-	-	-	-	-	-	-	(206.278,6)	154.337,5	443,6	-	-	(51.497,5)
Utilidad del ejercicio	-	-	-	-	-	-	-	-	-	-	-	520.095,8	520.095,8
Saldo al 31 de diciembre de 2009	1.713,2	656.729,4	421.756,2	152.165,8	8,8	4,4	573.935,2	100.544,7	654.890,2	(868,1)	-	520.095,8	2.507.040,4
Traslado de utilidades del ejercicio a resultados de ejercicios anteriores	-	-	-	-	-	-	-	-	-	-	520.095,8	(520.095,8)	-
Liberación reserva para futuros repartos (no gravados)	-	-	-	(40.068,8)	-	-	(40.068,8)	-	-	-	40.068,8	-	-
Liberación Reservas Sobre Valoracion de Inversiones Decreto 2336/95	-	-	(138.138,7)	-	-	-	(138.138,7)	-	-	-	138.138,7	-	-
Constitución Reservas Sobre Valoracion de Inversiones Decreto 2336/95	-	-	448.303,4	-	-	-	448.303,4	-	-	-	(448.303,4)	-	-
Dividendo orinario en efectivo de $690.0 por acción sobre 160.543.030 acciones ordinarias y 10.772.923 acciones preferenciales suscritas y pagadas a diciembre 31 de 2009. Este dividendo se cancelará en seis (6) cuotas mensuales dentro de lo cinco (5) primeros días de cada mes a partir de abril de 2010.	-	-	-	-	-	-	-	-	-	-	(118.208,2)	-	(118.208,2)
Dividendo extraordinario en acciones de $769,29 por cada acción sobre las 160.543.030 acciones ordinarias y de $767,29 por cada acción sobre las 10.772.923 acciones preferenciales suscritas y pagadas a diciembre 31 de 2009. Este dividendo se pagara en acciones, a razón de 1 acción por cada 29.832633 acciones ordinarias y 1 acción con dividendo preferencial y sin derecho a voto por cada 29.832633 acciones preferenciales, suscritas y pagadas a 30 de diciembre de 2009. El pago de las acciones se hará el día 1 de abril de 2010 a quien tenga la calidad de accionista al tiempo de hacerse exigible el pago de conformidad con la regulación vigente. Para tal fin se emitirán un total de 5.742.569 nuevas acciones, 5.381.457 acciones ordinarias y 361.112 acciones preferenciales. El valor unitario de las acciones que serán entregadas corresponderá al precio promedio ponderado de las acciones ordinarias negociadas en bolsa en la semana del 18 al 22 de enero de 2010, $22.949,99	57,4	131.692,7	41,6	-	-	-	41,6	-	-	-	(131.791,7)	-	-
Movimiento del ejercicio	-	-	-	-	-	-	-	15.619,4	(37.308,3)	(25.562,3)	-	-	(47.251,2)
Utilidad del ejercicio	-	-	-	-	-	-	-	-	-	-	-	264.941,5	264.941,5
Saldo al 30 de junio de 2010	$ 1.770,6	$ 788.422,1	$ 731.962,5	$ 112.097,0	$ 8,8	$ 4,4	$ 844.072,7	$ 116.164,1	$ 617.581,9	$ (26.430,4)	$ -	$ 264.941,5	$ 2.606.522,5

Las notas adjuntas son parte integral de los estados financieros

(*) Los suscritos Representante Legal y Contador certificamos que hemos verificado previamente las afirmaciones contenidas en estos estados financieros y que los mismos han sido tomados fielmente de los libros de contabilidad de la Compañía.



(*) JOSE ELIAS MELO ACOSTA
REPRESENTANTE LEGAL



(*) MARTHA CECILIA CASTRO ORTIZ
CONTADOR
T.P. 40995- T



WILLIAM ALEXANDER GALVIS GUZMAN
REVISOR FISCAL
T.P. 74138- T
Miembro de Deloitte & Touche Ltda.
(Ver mi Dictamen Adjunto)

CORPORACION FINANCIERA COLOMBIANA S.A. FILE No. 823437

ESTADOS DE FLUJOS DE EFECTIVO
POR LOS SEMESTRES TERMINADOS EL 30 DE JUNIO DE 2010 Y 31 DE DICIEMBRE DE 2009
(Expresados en millones de pesos)

	30 de junio de 2010	31 de diciembre de 2009
FLUJOS DE EFECTIVO POR LAS ACTIVIDADES DE OPERACIÓN:		
Utilidad neta del ejercicio	$ 264.941,5	$ 520.095,8
Ajustes para conciliar la utilidad neta y el efectivo neto provisto por (usado en) las actividades de operación:		
Provisión de inversiones	94.804,7	674,9
Provisión de cuentas por cobrar	19,5	948,1
Provisión de bienes recibidos en pago	67,6	109,7
Provisión de otros activos	28,7	22,0
Reintegro de provisión inversiones	(725,1)	(1.127,0)
Reintegro de provisión cuentas por cobrar	(2.079,8)	(103,3)
Reintegro de provisión propiedades y equipos	(6,9)	(0,2)
Reintegro de provisión bienes recibidos en pago	(39,1)	(194,0)
Reintegro de provisión otros activos	(0,1)	(29,3)
Valoración de inversiones, Neto	(322.787,5)	(221.025,7)
Utilidad neta en venta de bienes recibidos en pago	(1.028,0)	(262,7)
Utilidad neta en venta de propiedades y equipo	(644,1)	(28,4)
Depreciaciones	645,2	698,7
Amortizaciones	477,4	1.215,8
Utilidad depurada	33.674,0	300.994,4
Disminución (aumento) de cuentas por cobrar, Neto	13.581,5	(26.969,2)
Disminución de bienes recibidos en pago	2.706,1	359,3
(Aumento) disminución de otros activos	(563,7)	6.276,4
Aumento (disminución) de pasivos estimados y provisiones	7.924,7	(4.611,4)
Aumento (disminución) de cuentas por pagar	9.679,1	(2.745,8)
(Disminución) aumento de otros pasivos	(9.511,8)	42.544,9
Efectivo Neto Provisto por las Actividades de Operación	57.489,9	315.848,6
FLUJOS DE EFECTIVO DE LAS ACTIVIDADES DE INVERSIÓN:		
Aumento de inversiones	(56.912,6)	(1.057.859,3)
(Aumento) disminución de aceptaciones y derivativos	(23.138,4)	41.296,3
Disminución (aumento) de propiedades y equipo	558,9	(1.160,1)
Efectivo Neto Utilizado en las Actividades de Inversión	(79.492,1)	(1.017.723,1)
FLUJOS DE EFECTIVO DE LAS ACTIVIDADES DE FINANCIACIÓN:		
Aumento de depósitos y exigibilidades	258.799,3	92.253,6
Aumento de posiciones pasivas en operaciones de mercado	259.787,9	1.454.621,4
Aumento de aceptaciones bancarias en circulación	55.287,8	-
Dividendos pagados en efectivo	(118.208,2)	(109.984,7)
Efectivo Neto Provisto por las Actividades de Financiación	455.666,8	1.436.890,3
AUMENTO NETO EN EFECTIVO Y EQUIVALENTES DE EFECTIVO	433.664,6	735.015,8
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL COMIENZO DEL PERÍODO	916.113,8	181.098,0
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL FINAL DEL PERÍODO	$ 1.349.778,4	$ 916.113,8

Las notas adjuntas son parte integral de los estados financieros.

(*) Los Suscritos Representante Legal y contador certificamos que hemos verificado previamente las afirmaciones contenidas en estos estados financieros y que los mismos han sido tomados fielmente de los libros de contabilidad de la compañía.

(*) JOSE ELIAS MELO ACOSTA
REPRESENTANTE LEGAL

(*) MARTHA CECILIA CASTRO ORTIZ
CONTADOR
T.P. 40995- T

WILLIAM ALEXANDER GALVIS GUZMÁN
REVISOR FISCAL
T.P. 74138- T
Miembro de Deloitte & Touche Ltda.
(Ver mi Dictamen Adjunto)

(En millones de pesos colombianos, excepto cuando se indique lo contrario)

1. ENTIDAD REPORTANTE

La Corporación Financiera Colombiana S.A., (en adelante la Corporación) es una institución financiera de carácter privado, autorizada para funcionar por la Superintendencia Bancaria hoy Superintendencia Financiera de Colombia, mediante Resolución del 18 de octubre de 1961, constituida como sociedad comercial anónima; el 27 de noviembre de 1961 mediante escritura pública No. 5710 de la Notaría Primera del Círculo de Cali, cuyo plazo de duración está previsto hasta el 2 de octubre del año 2051, el cual puede ser extendido por decisión de la Asamblea General de Accionistas.

Mediante la escritura pública No. 12.364 de diciembre 30 de 2005 otorgada en la Notaría 18 de Bogotá, se formalizó la fusión de la Corporación Financiera del Valle S.A. (entidad absorbente) con la Corporación Financiera Colombiana S.A.(entidad absorbida). En esa misma escritura la entidad absorbente modificó su razón social por la de Corporación Financiera Colombiana S.A., y cambió su domicilio de la ciudad de Cali a la ciudad de Bogotá,

Con la escritura pública No.10410 de la Notaría 71 de Bogotá, el día 26 de diciembre de 2007 se formalizó la fusión de la Corporación Financiera Colombiana (entidad absorbente) con la sociedad Proyectos de Energía S.A. (entidad absorbida), la cual se disolvió sin liquidarse.

La Corporación tiene como objeto social la realización de todos los actos y contratos autorizados a esta clase de establecimientos de crédito por el Estatuto Orgánico del Sistema Financiero o aquellas otras disposiciones especiales o normas que lo sustituyan, modifiquen o adicionen. En desarrollo del objeto, la sociedad puede realizar todos los actos y contratos para lograr su finalidad, como fomentar el ahorro y la inversión privada, desarrollar el mercado de capitales, promover la creación, reorganización, fusión, transformación y expansión de cualquier tipo de empresas en aquellos sectores a los cuales se autorice la extensión de sus servicios, como también otorgarles financiación a mediano y largo plazo, suscribir y conservar acciones o partes de interés social en las mismas y ofrecerles servicios financieros especializados que contribuyan a su desarrollo.

La Corporación tiene su domicilio principal en la ciudad de Bogotá, a 30 de junio de 2010 y 31 de diciembre de 2009 operó a través de sus 5 regionales y 5 agencias en distintas ciudades del país. La Corporación no tiene corresponsales no bancarios. Al 30 de junio de 2010 contaba con 273 empleados directos, 7 indirectos y 27 temporales. Al 31 de diciembre de 2009 contaba con 277 empleados directos, 7 indirectos y 24 temporales. Además posee las siguiente filiales y subsidiarias: Leasing Corficolombiana S.A., Banco Corficolombiana Panamá S.A. (sociedad financiera en el exterior), Fiduciaria Corficolombiana S.A., Gas Comprimido del Perú,

Organización Pajonales S.A., Hoteles Estelar de Colombia S.A., Valora S.A., Proyectos de Infraestructura S.A., Epiandes S.A., Promotora y Comercializadora Turística Santamar S.A., Colombiana de Licitaciones y Concesiones Ltda., Tejidos Sintéticos de Colombia S.A., Plantaciones Unipalma de los Llanos S.A. , Pizano S.A. En reestructuración, Estudios y Proyectos del Sol S.A., (antes Inversora en Aeropuertos S.A.) e Industrias Lehner S.A. Los estados financieros que se acompañan incluyen los activos, pasivos y resultados de la Dirección General y sus sucursales. Los estados financieros consolidados son preparados independientemente.

2. PRINCIPALES POLÍTICAS CONTABLES

Para la preparación de sus estados financieros la Corporación aplicar las normas de contabilidad aplicadas y la clasificación de los estados financieros adjuntos son establecidas por la Superintendencia Financiera para el sector financiero y en lo no previsto en ellas, se aplican las normas de contabilidad generalmente aceptadas en Colombia, de conformidad con el Decreto 2649 de 1993.

A continuación se describen las principales políticas y prácticas que la Corporación ha adoptado en concordancia con lo anterior:

a. *Contabilidad básica* – El sistema contable utilizado por la Corporación es el de causación, según el cual los ingresos y egresos se registran cuando se causan independientemente que se hayan cobrado o pagado en efectivo.

Los intereses y comisiones cobrados anticipadamente son registrados como ingreso diferido.

b. *Disponible* – Registra los recursos de alta liquidez con que cuenta la Corporación tales como: caja, depósitos en el Banco de la República, depósitos en bancos tanto en moneda nacional como en moneda extranjera y en otras entidades financieras tanto del país como del exterior.

Los descubiertos en cuentas corrientes bancarias se constituyen en obligaciones a favor del respectivo establecimiento bancario y se reflejan en la cuenta pasiva de descubiertos en cuenta corriente bancaria.

El valor de los cheques girados por la Corporación, que no hayan sido cobrados luego de seis (6) meses de girados se reclasifican en la cuenta pasiva cheques girados no cobrados.

Por instrucciones contables impartidas por la Superintendencia Financiera, las entidades Financieras para cubrir eventuales pérdidas originadas por partidas pendientes de aclarar en las conciliaciones bancarias, deben provisionar las notas débito extractadas no contabilizadas y las notas crédito contabilizadas no extractadas que poseen más de 30 días cuando sea en moneda nacional y 60 días cuando sea de moneda extranjera, de permanencia en dichas conciliaciones.

c. *Operaciones repo, simultáneas y de transferencia temporal de valores* – En las operaciones repo, simultáneas y de transferencia temporal de valores se presenta un intercambio de valores y de dinero entre las partes. En el caso de la operación de transferencia temporal de valores respaldada por valores, el intercambio se realiza entre valores.

En estas operaciones una de las partes, el enajenante (u originador en la Ttv), entrega valores al adquirente (receptor en la Ttv), y al hacerlo le transfiere la propiedad de éstos. A cambio, el adquirente (o receptor en la Ttv) le entrega dinero al enajenante u originador. En el caso de la transferencia temporal de valores (Ttv) respaldada por valores, el receptor entrega valores al originador y al hacerlo le transfiere la propiedad de éstos.

La transferencia de la propiedad es parte integral y principal de la estructura legal de estas operaciones, con ella se busca proteger a la contraparte en caso de un incumplimiento de quien entregó los valores.

De acuerdo con la norma, los valores se deben mantener registrados en el balance de quien inicialmente los entrega y esta entidad es quien debe valorarlos y reconocer los riesgos propios de los mismos. Así mismo, los flujos de efectivo que generen los valores dentro del plazo de la operación le deben ser restituidos a quien los entregó inicialmente en la misma.

Estas consideraciones se reflejan contablemente de la siguiente manera:

El enajenante, el originador o el receptor, según sea el caso, deben reclasificar dentro de su balance los valores que han entregado en una operación repo, simultánea o de transferencia temporal de valores y adicionalmente, deberán registrarlos dentro de sus cuentas de orden para revelar la entrega de los mismos.

El adquirente, el receptor o el originador según sea al caso, deben registrar en sus cuentas de orden el recibo de los valores provenientes de las operaciones mencionadas.

Las entidades partícipes en operaciones repo, simultáneas y de transferencia temporal de valores deben registrar los recursos dinerarios provenientes de estas operaciones dentro de sus respectivos balances como una obligación o un derecho, según sea la posición en que se encuentre.

Los valores transferidos con ocasión de operaciones repo, simultánea y de transferencia temporal de valores sólo se registran en el balance del adquirente, del receptor o del originador, según sea el caso, en el momento en que se presente el incumplimiento de la respectiva operación o una de las partes de la operación sea objeto de un procedimiento concursal, de una toma de posesión para liquidación o de acuerdos globales de reestructuración de deudas.

En el mencionado evento, el enajenante, el originador o el receptor también debe retirar de su balance los valores entregados con ocasión de la celebración de las mencionadas operaciones.

Los valores obtenidos como consecuencia de la celebración de operaciones de transferencia temporal de valores, repo o simultánea que sean entregados nuevamente por la realización de alguna de las mencionadas operaciones, se registran únicamente a través de cuentas de orden.

Cuando se cumpla la operación a través de la cual se obtuvieron inicialmente los valores, se deberá revertir el registro realizado en cuentas de orden.

Cuando el adquirente, el originador o el receptor incurran en una posición en corto deberán registrar en su balance una obligación financiera a favor del enajenante, originador o receptor iniciales por el precio justo de intercambio de los respectivos valores.

Los rendimientos de las operaciones repo o de las operaciones simultáneas se deben causar exponencialmente por las partes durante el plazo de la respectiva operación y serán un gasto o un ingreso para cada una de éstas, según corresponda.

La posición activa en una operación Repo o simultánea se presenta cuando una persona adquiere valores, a cambio de la entrega de una suma de dinero, asumiendo en dicho mismo acto y momento el compromiso de transferir nuevamente la propiedad al "enajenante" el mismo día o en una fecha posterior y a un precio determinado de valores de la misma especie y características. A este participante en la operación se le denominará: "adquiriente".

La posición pasiva en una operación Repo o simultánea se presenta cuando una persona transfiere la propiedad de valores, a cambio del pago de una suma de dinero, asumiendo en este mismo acto y momento el compromiso de adquirirlos nuevamente de su contraparte o de adquirir de ésta valores de la misma especie y características el mismo día o en una fecha posterior y a un precio monto predeterminado. A este participante en la operación se le denominará: "enajenante".

d. *Fondos interbancarios* – Se consideran fondos interbancarios aquellos que coloca (recibe) una entidad financiera en (de) otra entidad financiera en forma directa sin mediar para ello pacto de transferencia de inversiones o de cartera de créditos. Son operaciones conexas al objeto social que se pactan a un plazo no mayor a treinta (30) días comunes, siempre y cuando con ella se busque aprovechar excesos o suplir defectos de liquidez.

   Las operaciones de fondos interbancarios comprenden igualmente las transacciones denominadas 'over-night', realizadas con bancos del exterior utilizando fondos de la entidad financiera nacional.

e. *Inversiones* – Incluye las inversiones adquiridas por la Corporación con la finalidad de mantener una reserva secundaria de liquidez, de adquirir el control directo o indirecto de cualquier sociedad del sector financiero o servicios técnicos, de cumplir con disposiciones legales o reglamentarias, o con el objeto exclusivo de eliminar o reducir significativamente el riesgo de mercado a que están expuestos los activos, pasivos u otros elementos de los estados financieros.

A continuación se indica la forma en que se clasifican, valoran y contabilizan los diferentes tipos de inversión:

Clasificación	Plazo	Características	Valoración	Contabilización
Negociables Títulos de deuda	Corto plazo	Títulos adquiridos con el propósito de obtener utilidades por las fluctuaciones del precio.	Utilizan los precios justos de intercambio, tasas de referencia y/o márgenes, que calcula y publica diariamente la Bolsa de Valores de Colombia.	La diferencia que se presente entre el valor actual de mercado y el inmediatamente anterior se registra como mayor o menor valor de la inversión y su contrapartida afecta los resultados del período. A partir del 12 de junio de 2007, en cumplimiento con la Circular Externa 014 de 2007 de la Superintendencia Financiera de Colombia, las inversiones se valoran a precios de mercado, a partir del mismo día de su adquisición, por tanto, la contabilización de los cambios entre el costo de adquisición y el valor de mercado de las inversiones se realiza a partir de la fecha de compra.
Para mantener hasta el vencimiento	Hasta su vencimiento	Títulos respecto de los cuales la Corporación tiene el propósito serio y la capacidad legal, contractual, financiera y operativa de mantenerlos hasta el vencimiento de su plazo de maduración.	En forma exponencial a partir de la tasa interna de retorno calculada en el momento de la compra.	El valor presente se contabiliza como un mayor valor de la inversión y su contrapartida se registra en los resultados del período.
Disponibles para la venta – títulos de deuda	Un año	Cumplido el año, el primer día hábil siguiente pueden reclasificar a las categorías antes mencionadas.	Utilizan los precios justos de intercambio, tasas de referencia y márgenes, que calcula y publica diariamente la Bolsa de Valores de Colombia.	Los cambios que se presenten en estos valores o títulos de baja o mínima bursatilidad o sin ninguna cotización se contabilizan de acuerdo con el siguiente procedimiento: La diferencia entre el valor presente del día de la valoración y el inmediatamente anterior se registra como un mayor valor de la inversión con

Clasificación	Plazo	Características	Valoración	Contabilización
				abono a cuentas de resultados. La diferencia entre el valor de mercado y el valor presente se registra como una ganancia o pérdida acumulada no realizada, dentro de las cuentas del patrimonio.
Disponibles para la venta – títulos participativos	Sin plazo	Con baja o mínima bursatilidad, que no tienen cotización, títulos que mantiene la Corporación en su calidad de controlante o matriz.	Las inversiones en títulos participativos se valoran: Títulos Participativos emitidos y negociados en Colombia ,inscritos en bolsa de valores; estas inversiones se valoran con base el precio de valoración diaria publicado por un agente autorizado , Títulos participativos emitidos y negociados en Colombia, no inscritos en bolsa de valores; se valoran mensualmente y se aumentan o disminuyen en el porcentaje de participación de las variaciones patrimoniales, subsecuentes , calculadas con base en los últimos estados financieros certificados. Dichos estados financieros deben ser con corte al 30 de junio y 31 de diciembre de cada año o los más recientes, cuando sean conocidos y que no superen 6 meses de antigüedad y debidamente certificados.	Baja o mínima bursatilidad o sin ninguna cotización • La diferencia entre el valor de mercado o valor de la inversión actualizado y el valor por el cual se encuentra registrada la inversión, se contabiliza, así: Si es superior, en primera instancia disminuye la provisión o desvalorización hasta agotarla y el exceso se registra como superávit por valorización. Si es inferior, afecta el superávit por valorización hasta agotarlo y el exceso se registra como una desvalorización. • Cuando los dividendos o utilidades se reparten en especie, incluidos los provenientes de la capitalización de la cuenta revalorización del patrimonio, se registra como ingreso la parte que ha sido contabilizada como superávit por valorización, con cargo a la inversión y se revierte dicho superávit. Cuando los dividendos o utilidades se reparten en efectivo, se registra como ingreso el valor contabilizado como superávit por valorización,

Clasificación	Plazo	Características	Valoración	Contabilización
				revirtiendo dicho superávit y el monto de los dividendos que excede el mismo se contabiliza como un menor valor de la inversión. Alta y Media Bursatilidad La actualización del valor de mercado de los títulos de alta o media bursatilidad o que se coticen en bolsas del exterior internacionalmente reconocidas, se contabiliza como una ganancia o pérdida acumulada no realizada, dentro de las cuentas del patrimonio, con abono o cargo a la inversión. Los dividendos o utilidades que se reparten en especie o en efectivo, incluidos los provenientes de la capitalización de la cuenta revalorización del patrimonio, se registran como ingreso hasta el monto que le corresponde al inversionista . Sobre las utilidades o revalorización del patrimonio del emisor contabilizadas por éste desde la fecha de adquisición de la inversión, con cargo a cuentas por cobrar.
Negociables Títulos participativos			Las inversiones en títulos participativos se valoran: Títulos Participativos emitidos y negociados en Colombia ,inscritos en bolsa de valores, estas inversiones se valoran con base el precio de valoración diaria publicado por un agente autorizado	Se contabiliza como una ganancias o pérdidas dentro del Estado de Resultados, con abono o cargo a la inversión.

Criterios para la valoración de inversiones – La determinación del valor o precio justo de intercambio de un valor o título, debe considerar todos los criterios necesarios para

garantizar el cumplimiento del objetivo de la valoración de inversiones establecido en el Capítulo I de la Circular Externa 100 de 1995 y en todos los casos los siguientes:

- Objetividad – La determinación y asignación del valor o precio justo de intercambio de un valor o título se debe efectuar con base en criterios técnicos y profesionales, que reconozcan los efectos derivados de los cambios en el comportamiento de todas las variables que puedan afectar dicho precio.

- Transparencia y representatividad – El valor o precio justo de intercambio de un valor o título se debe determinar y asignar con el propósito de revelar un resultado económico cierto, neutral, verificable y representativo de los derechos incorporados en el respectivo valor o título.

- Evaluación y análisis permanentes – El valor o precio justo de intercambio que se atribuya a un valor o título se debe fundamentar en la evaluación y el análisis permanentes de las condiciones del mercado, de los emisores y de la respectiva emisión. Las variaciones en dichas condiciones se deben reflejar en cambios del valor o precio previamente asignado, con la periodicidad establecida para la valoración de las inversiones determinada en la citada norma.

- Profesionalismo – La determinación del valor o precio justo de intercambio de un valor o título se debe basar en las conclusiones producto del análisis y estudio que realizaría un experto prudente y diligente, encaminados a la búsqueda, obtención, conocimiento y evaluación de toda la información relevante disponible, de manera tal que el precio que se determine refleje los montos que razonablemente se recibirían por su venta.

Con la Circular Externa 030 de 2009 – Se eliminó el índice de bursatilidad como referente de valoración, la cual empezó a regir a partir del 24 de agosto de 2009, siendo actualmente el referente de la valoración de las inversiones.

Periodicidad de la valoración y del registro contable – La valoración de las inversiones se debe efectuar diariamente, a menos que en otras disposiciones se indique una frecuencia diferente.

Los registros contables necesarios para el reconocimiento de la valoración de las inversiones se deben efectuar con la misma frecuencia prevista para la valoración.

Las inversiones de los fondos mutuos de inversión y de los fideicomisos administrados por sociedades fiduciarias distintos de los patrimonios autónomos o de los encargos fiduciarios constituidos para administrar recursos pensionales de la seguridad social y de los fondos comunes de inversión ordinarios y de los fondos comunes de inversión especiales, se deben valorar por lo menos en forma mensual y sus resultados ser registrados con la misma frecuencia. No obstante, si los plazos de rendición de cuentas son menores, se deben acoger a éstos.

Reclasificación de las inversiones – Para que una inversión pueda ser mantenida dentro de una cualquiera de las categorías de clasificación de que trata el capítulo I de la Circular

Externa 100, el respectivo valor o título debe cumplir con las características o condiciones propias de la clase de inversiones de la que forme parte. En cualquier tiempo, la Superintendencia puede ordenar a la entidad vigilada la reclasificación de un valor o título, cuando quiera que éste no cumpla con las características propias de la clase en la que pretenda ser clasificado o dicha reclasificación sea requerida para lograr una mejor revelación de la situación financiera del inversionista.

Las entidades vigiladas pueden reclasificar sus inversiones de conformidad con las siguientes disposiciones:

Reclasificación de las inversiones para mantener hasta el vencimiento a inversiones negociables – Hay lugar a reclasificar los valores o títulos de la categoría de inversiones para mantener hasta el vencimiento a la categoría de inversiones negociables cuando ocurra una cualquiera de las siguientes circunstancias:

- Deterioro significativo en las condiciones del emisor, de su matriz, de sus subordinadas ó de sus vinculadas.

- Cambios en la regulación que impidan el mantenimiento de la inversión.

- Procesos de fusión que conlleven la reclasificación o la realización de la inversión, con el propósito de mantener la posición previa de riesgo de tasas de interés o de ajustarse a la política de riesgo crediticio previamente establecida por la entidad resultante.

- Otros acontecimientos no previstos en los literales anteriores, con autorización previa expresa, particular y concreta de la Superintendencia.

Reclasificación de las inversiones disponibles para la venta a inversiones negociables o a inversiones para mantener hasta el vencimiento - Hay lugar a reclasificar los valores o títulos de la categoría de inversiones disponibles para la venta a cualquiera de las otras dos categorías cuando:

- Se cumpla el plazo previsto en el numeral 3.3 del Capítulo I de la Circular Básica Contable y Financiera, Circular Externa 100 de 1995.

- El inversionista pierda su calidad de matriz o controlante, si este evento involucra la decisión de enajenación de la inversión o el propósito principal de obtener utilidades por las fluctuaciones a corto plazo del precio, a partir de esa fecha.

- Se presente alguna de las circunstancias previstas en el numeral 4.1 del Capítulo 1 de la Circular Básica Contable y Financiera, Circular Externa 100 de 1995.

- La inversión pase de baja o mínima bursatilidad o sin ninguna cotización, a alta o media bursatilidad. En este evento, sólo podrán ser reclasificadas de inversiones disponibles para la venta a inversiones negociables.

Cuando las inversiones para mantener hasta el vencimiento o inversiones disponibles para la venta se reclasifiquen a inversiones negociables, se deben observar las normas sobre valoración y contabilización de estas últimas. En consecuencia, las ganancias o pérdidas no realizadas se deben reconocer como ingresos o egresos el día de la reclasificación.

En los eventos en los que se reclasifique una inversión, la entidad de que se trate debe comunicar a la Superintendencia la reclasificación efectuada, a más tardar dentro de los diez (10) días comunes siguientes a la fecha de la misma, indicando las razones que justifican tal decisión y precisando sus efectos en el estado de resultados.

Los valores o títulos que se clasifiquen o reclasifiquen con el propósito de formar parte de las inversiones negociables, no pueden volver a ser reclasificados.

Provisiones o pérdidas por calificación de riesgo crediticio – El precio de los valores o títulos de deuda, así como el de los valores o títulos participativos con baja o mínima bursatilidad o sin ninguna cotización, debe ser ajustado en cada fecha de valoración con fundamento en la calificación de riesgo crediticio, de conformidad con las siguientes disposiciones:

Salvo en los casos excepcionales que establezca la Superintendencia, no estarán sujetos a las disposiciones de este numeral los valores o títulos de deuda pública interna o externa emitidos o avalados por la Nación, los emitidos por el Banco de la República y los emitidos o garantizados por el Fondo de Garantías de Instituciones Financieras – FOGAFÍN.

Valores o títulos de emisiones o emisores que cuenten con calificaciones externas – Los valores o títulos de deuda que cuenten con una o varias calificaciones otorgadas por calificadoras externas reconocidas por la Superintendencia Financiera, o los valores o títulos de deuda emitidos por entidades que se encuentren calificadas por éstas, no pueden estar contabilizados por un monto que exceda los siguientes porcentajes de su valor nominal, neto de las amortizaciones efectuadas hasta la fecha de valoración:

Calificación largo plazo	Valor máximo %	Calificación corto plazo	Valor máximo %
BB+,BB,BB-	Noventa (90)	3	Noventa (90)
B+,B,B-	Setenta (70)	4	Cincuenta (50)
CCC	Cincuenta (50)	5 y 6	Cero (0)
DD,EE	Cero (0)		

Valores o títulos de emisiones o emisores no calificados - Para los valores o títulos de deuda que no cuenten con una calificación externa, para valores o títulos de deuda emitidos por entidades que no se encuentren calificadas o para valores o títulos participativos, el monto de las provisiones se debe determinar con fundamento en la metodología que para el efecto determine la entidad inversionista. Dicha metodología debe ser aprobada de manera previa por la Superintendencia que ejerza vigilancia sobre la respectiva entidad.

El precio de los títulos y/o valores de deuda de que tratan los literales c. y e. del numeral 6.1.1 y el numeral 6.1.2, así como el de los títulos y/o valores participativos con baja o mínima bursatilidad o sin ninguna cotización, debe ser ajustado en cada fecha de valoración con fundamento en la calificación de riesgo crediticio.

Casos en los que no existen, para el día de la valoración, precios justos de intercambio determinados de acuerdo con el literal a. del numeral 2.1, ni márgenes a los que se refiere el literal b., ídem, pero sí existen tasas de referencia."

Aquellos valores que no se puedan valorar de conformidad con los literales anteriores de este numeral, se deben valorar en forma exponencial a partir de la tasa interna de retorno calculada con sujeción a lo previsto en el numeral 6.1.2 de la presente norma, en cuyo caso el valor por el cual se encuentra registrada la inversión se debe tomar como el valor de compra. Este procedimiento se debe mantener hasta tanto el valor pueda ser valorado con sujeción a algunos de los mencionados literales.

Las entidades inversionistas que no cuenten con una metodología interna aprobada para la determinación de las provisiones a que hace referencia el presente numeral, se deben sujetar a lo siguiente:

Categoría	Riesgo	Características	Provisiones
A	Normal	Cumplen con los términos pactados en el valor o título y cuentan con una adecuada capacidad de pago de capital e intereses.	No procede.
B	Aceptable	Corresponde a emisiones que presentan factores de incertidumbre que podrían afectar la capacidad de seguir cumpliendo adecuadamente con los servicios de la deuda. Así mismo, sus estados financieros y demás información disponible, presentan debilidades que pueden afectar su situación financiera.	El valor neto no puede ser superior al ochenta por ciento (80%) de su valor nominal neto de las amortizaciones efectuadas hasta la fecha de valoración para los títulos de deuda, y del costo de adquisición en el caso de títulos participativos.
C	Apreciable	Corresponde a emisiones que presentan alta o media probabilidad de incumplimiento en el pago oportuno de capital e intereses. De igual forma, sus estados financieros y demás información disponible, muestran deficiencias en su situación financiera que comprometen la recuperación de la inversión.	El valor neto no puede ser superior al sesenta por ciento (60%) de su valor nominal neto de las amortizaciones efectuadas hasta la fecha de valoración para los títulos de deuda y del costo de adquisición en el caso de títulos participativos.
D	Significativo	Corresponde a aquellas emisiones que presentan incumplimiento en los términos pactados en el título, así como sus estados financieros y demás información disponible presentan deficiencias acentuadas en su situación financiera, de suerte que la probabilidad de recuperar la inversión es altamente	El valor neto no puede ser superior al cuarenta por ciento (40%) de su valor nominal neto de las amortizaciones efectuadas hasta la fecha de valoración para los títulos de deuda y del costo de adquisición en el caso de títulos participativos.

Categoría	Riesgo	Características	Provisiones
		dudosa.	
E	Incobrable	Emisores que de acuerdo con sus estados financieros y demás información disponible se estima que la inversión es incobrable. Así mismo, si no se cuenta con los estados financieros con menos de seis (6) meses contados desde la fecha de la valoración.	El valor de estas inversiones debe estar totalmente provisionado.

f. *Aceptaciones y derivativos –*

Aceptaciones bancarias – Registra el valor de las aceptaciones bancarias creadas por la Corporación por cuenta de sus clientes y las creadas por cuenta de ésta por sus corresponsales.

Las aceptaciones bancarias tendrán un plazo de vencimiento no superior a seis (6) meses y sólo podrán originarse en transacciones de importación y exportación de bienes o compraventa de bienes muebles en el interior, artículo 2o. Resolución 29 de 1986 de la Junta Monetaria.

Al crear una aceptación, la Entidad recibe una comisión sin que ésta tenga que adelantar o desembolsar fondos hasta el vencimiento de la aceptación. El beneficiario de la aceptación puede retener la letra de cambio hasta su vencimiento, venderla a la entidad aceptante, a otra entidad financiera o en el mercado de valores. Cuando la Entidad compra su propia aceptación la inversión se debe registrar en la subcuenta 130411 - Títulos Emitidos o Aceptados por Establecimientos de Crédito".

Después del vencimiento las aceptaciones bancarias están sujetas al encaje fijado para exigibilidades a la vista y antes de treinta (30) días.

Derivados – contratos celebrados por la Corporación, en operaciones con derivados, tales como Forwards, futuros, Swaps y opciones. Los instrumentos financieros derivados pueden negociarse, según lo permita el respectivo régimen legal aplicable a cada tipo de entidad vigilada, por alguna de las siguientes finalidades: 1) Cobertura de riesgos de otras posiciones, 2) Especulación, buscando obtener ganancias, ó 3) Realización de arbitraje en los mercados.

La Junta Directiva tiene a su cargo el establecimiento y aprobación de las políticas, objetivos y procedimientos para la administración de los riesgos inherentes a las operaciones con derivados y fija los criterios bajo los cuales deben implementarse.

De acuerdo con el Capítulo XVIII de la Circular Externa 100 de 1995 la Corporación y sus filiales financieras efectúan la valorización y contabilización de los derivados diariamente.

Se definen como operaciones con derivados aquellas operaciones financieras que pueden ejercerse para comprar o vender activos en un futuro, como divisas, títulos valores, o futuros financieros sobre tasas de cambio, tasas de interés o índices bursátiles. Los derivados más comunes son los contratos a término o "forward", las opciones, los futuros y los swaps o permutas financieras.

Todos ellos son operaciones con cumplimiento en un futuro.

Dentro de estas operaciones se utiliza el término "subyacente" para hacer referencia al activo, tasa o índice de referencia cuyo movimiento de precio determina el valor de un derivado.

Las entidades vigiladas que negocien instrumentos financieros derivados u ofrezcan productos estructurados, como una de sus líneas de negocio, deben cumplir estrictamente con lo establecido en el Capítulo XXI de la Circular Básica Contable y Financiera (incorporado mediante la Circular Externa 051 de 2007) denominado "Reglas relativas al sistema de administración de riesgo de mercado". Lo anterior no cobija el ofrecimiento de productos estructurados a sus afiliados por parte de las entidades administradoras de fondos de pensiones y de cesantía, de carteras colectivas o suscriptores de las entidades aseguradoras o sociedades de capitalización.

De acuerdo con el nivel de complejidad de los instrumentos financieros derivados, éstos pueden ser clasificados en dos (2) categorías: derivados básicos y derivados exóticos. Se consideran estrategias con instrumentos financieros derivados básicos los instrumentos que combinen, de cualquier manera, los tipos de instrumentos financieros derivados básicos referidos en los numerales anteriores, en cuyo caso la valoración corresponde a la suma de las valoraciones individuales de los instrumentos financieros derivados básicos que la componen y los derivados exóticos: Son aquéllos que no se enmarcan dentro de las características establecidas para los instrumentos financieros derivados básicos ('plain vanilla'). Entre los instrumentos financieros derivados exóticos se incluyen las opciones denominadas americanas, asiáticas, bermuda, y los 'swaps' asociados con riesgo crediticio, entre otros.

Los instrumentos financieros derivados que se negocien con fines de cobertura deben quedar claramente identificados desde el momento mismo de su celebración y ser adecuadamente documentados.

Riesgos existentes cuando se hacen operaciones con derivados – Para la valoración y gestión de riesgos de los distintos tipos de instrumentos financieros derivados y productos estructurados, las entidades vigiladas deben evaluar cada uno de los siguientes factores, según apliquen en cada caso.

Tasas de interés: Deben cuantificarse los riesgos por variaciones de las tasas de interés utilizadas para valorar estos instrumentos y productos; para lo cual la entidad vigilada debe determinar cuál es el efecto en el valor de los contratos como consecuencia del cambio de un (1) punto básico en las tasas de interés correspondientes, con base en medidas idóneas

de sensibilidad, dependiendo del tipo específico de instrumento financiero derivado o producto estructurado. Por ejemplo, pueden utilizarse mediciones como la duración o la duración modificada, para algunos instrumentos o productos, u otras diferentes cuando involucren opcionalidades.

Tipo de cambio: Las tasas de cambio de las monedas involucradas en los instrumentos financieros derivados y productos estructurados, tanto en los mercados de contado 'spot' como en los mercados a plazo, son factores de riesgo que deben ser considerados por parte de las entidades vigiladas cuando los instrumentos o productos tengan algún componente distinto a la moneda local.

Plazo: Es un factor fundamental en el cálculo de la exposición potencial futura y, por ende, de la exposición crediticia de cualquier instrumento financiero derivado.

Riesgo de crédito: Las entidades vigiladas deben evaluar el riesgo de crédito de los instrumentos financieros derivados y productos estructurados, es decir, el riesgo de incumplimiento de las contrapartes y emisores, según sea el caso. Tratándose de instrumentos financieros derivados, dicho riesgo se expresa en el cálculo de las exposiciones crediticias. Los soportes de tales evaluaciones deben estar a disposición de la Superintendencia Financiera de Colombia al momento que ésta las requiera.

Valor del subyacente: Las entidades vigiladas deben contar con análisis de escenarios que les permitan cuantificar y controlar la sensibilidad de los precios justos de intercambio de los instrumentos financieros derivados y de los productos estructurados ante cambios en el valor del subyacente.

Volatilidad del subyacente: En algunos tipos de instrumentos financieros derivados (opciones, en particular) es esencial la forma de estimar la variabilidad esperada o volatilidad del valor del subyacente. Las entidades vigiladas deben considerar adecuadamente la forma de determinar estas volatilidades para una gestión apropiada del riesgo y de los resultados esperados de los instrumentos financieros derivados o productos estructurados que incorporen dicho factor de riesgo.

Precios de mercado: Las entidades vigiladas deben realizar análisis de comportamiento histórico y previsiones del comportamiento esperado de los precios justos de intercambio de los distintos instrumentos financieros derivados y productos estructurados que tengan en su portafolio, con miras a realizar pruebas de estrés.

Otros factores de riesgo: Dependiendo del tipo específico de instrumento financiero derivado o producto estructurado, las entidades vigiladas deben evaluar otros posibles riesgos no incluidos en el presente Capítulo, de tal manera que les permita contar con un perfil de riesgos más completo y así poder realizar una adecuada valoración y gestión de los riesgos.

Perfil de riesgo: La Corporación ha establecido un Manual de Productos de Tesorería, donde se detallan cada una de las operaciones de tesorería autorizadas, en las cuales se encuentran los productos Derivados.

La Corporación ha denominado su perfil de riesgo como especulativo, enmarcado dentro de las políticas y límites establecidas por la Junta Directiva, las cuales son monitoreadas por el área de Riesgo, informando su cumplimiento mensualmente a la Junta Directiva.

Las operaciones con derivados son operaciones financieras y como tal están sujetas a la evaluación por riesgos de mercado, solvencia y jurídicos definidos en el Capítulo XVIII de la Circular Básica Contable y Financiera de la Superintendencia Financiera.

La exposición crediticia mide la máxima pérdida potencial de una operación con instrumentos financieros derivados en caso de incumplimiento de la contraparte. Para su cálculo tiene en cuenta el costo de reposición y la exposición potencial futura.
Sin embargo la volatilidad empleada por la Corporación para el cálculo de la exposición crediticia de los derivados y de las operaciones Spot con cumplimiento DVP se basa en la Circular Externa 076 de 2000, la cual se presenta a continuación:

Plazo por días	Renta fija	Divisas
Intradia	1,23%	1,12%
1 a 90	5,2%	10,6%
91 a 180	7,4%	15,0%
Mayor a 180	10,8%	21,2%

En caso de que la volatilidad real supere la utilizada en el cuadro anterior, se aplicará la volatilidad real más un 10% adicional.

Se entiende por volatilidad real aquella que es calculada con la historia de la TRM para divisas y del IDP (Índice de Deuda Pública) para renta fija, en una ventana móvil de acuerdo al plazo analizado.

Los productos derivados autorizados por la Superintendencia Financiera de Colombia se valoran de acuerdo con lo estipulado en la Circular Externa 025 de 2008.

Los productos derivados autorizados para celebrar operaciones en la tesorería de la Corporación son: Forwards sobre Títulos, Forwards sobre Divisas, Forward peso-dólar americano, Forward divisa X– divisa Y, Opciones Europeas sobre Divisas, Opciones Europeas sobre Títulos, Swaps de Monedas, Swaps de Tasa de Interés y Futuros.

Las operaciones de Derivados solo se pueden realizar con clientes que tengan cupo disponible.

Cuando se trate de instrumentos financieros derivados transados por fuera de sistemas de negociación de valores o de bolsas, es decir, en el mercado mostrador, las entidades vigiladas deben elaborar y suscribir con la respectiva contraparte un contrato marco que regule de manera general tales instrumentos, el cual debe contener los estándares mínimos de que trata el Anexo 2. del Capítulo XVIII de la Circular Externa 100.

Los traders autorizados para realizar operaciones con derivados, son aquellos que se encuentren certificados como operadores de derivados ante Autorregulación de Mercado de Valores.

Corficolombiana cuenta con una plataforma tecnológica que permite la grabación y registro de operaciones que se pacten con los clientes.

El Back office de tesorería es el área encargada de confirmar el cumplimiento de las operaciones de derivados de los clientes.

No se debe negociar ningún derivado que no esté autorizado por Corficolombiana.

Los límites de concentración de riesgo están establecidos de la siguiente forma:

- Riesgo de Mercado en función del límite de pérdida de 100 puntos básicos del portafolio Forward peso/dólar.
- Riesgo de Liquidez en función de la concentración de vencimientos de Forward Delivery y Non Delivery peso/dólar.
- Riesgo de Crédito en función de los cupos establecidos por la Junta Directiva, los cuales son previamente recomendados por el comité de crédito.
- Riesgo Operacional en función de los mapas de riesgo inherente y residual establecidos para productos Derivados.

La Corporación registra todos sus instrumentos financieros derivados, productos estructurados y posiciones primarias cubiertas en sus estados financieros, utilizando las cuentas PUC disponibles, de acuerdo con los lineamientos y criterios contenidos en el presente numeral. Cuando se trate de las 'estrategias con instrumentos financieros derivados básicos', que se definieron en el numeral 5.1.5. del Capítulo XVIII de la Circular Externa 100 de 1995, su tratamiento contable es el que corresponda a cada uno de sus componentes por separado, en las respectivas cuentas PUC establecidas para cada uno de éstos.

Los códigos contables para el registro de los instrumentos financieros derivados se han habilitado para distinguir entre aquéllos con fines de especulación o con fines de cobertura. A su vez, al interior de estas clasificaciones se establecen códigos contables para las distintas clases de instrumentos. Los instrumentos financieros derivados que arrojen precio justo de intercambio positivo, es decir favorable para la entidad vigilada, se deben registrar en el activo, separando el valor del derecho y el valor de la obligación, excepto en el caso de las opciones, donde el registro contable se efectúa en una sola cuenta. Por su parte, los que arrojen precio justo de intercambio negativo, es decir desfavorable para la entidad vigilada, deben registrarse en el pasivo, efectuando la misma separación. Tal tratamiento contable debe aplicarse tanto si los instrumentos financieros derivados se realizan con fines de especulación o con fines de cobertura.

Contabilización de instrumentos financieros derivados con fines de especulación – Los instrumentos financieros derivados con fines de especulación se contabilizan en el Balance

de la Corporación, desde la fecha de celebración de los mismos, por su precio justo de intercambio. Cuando en la fecha inicial el valor de los contratos sea cero, es decir que no se realizan pagos ni entregas físicas entre las partes, no se afecta el estado de resultados. En las valoraciones subsiguientes, las variaciones en el precio justo de intercambio deben registrarse en el estado de resultados de acuerdo con lo establecido en el Capítulo XVIII de la Circular Externa 100 de 1995.

Independientemente de si la variación acumulada del precio justo de intercambio de un instrumento financiero derivado con fines de especulación es positiva (utilidad) o negativa (pérdida), dicha variación queda revelada diariamente en el estado de resultado en la respectiva subcuenta de ingresos o egresos donde el instrumento financiero derivado deba registrarse, según se trate de una utilidad acumulada o de una pérdida acumulada. De la misma manera se procede con cada unos de los instrumentos financieros derivados en que se haya negociado.

Las metodologías para la valoración de los derivados son flexibles y persiguen desarrollar mecanismos para la evaluación y control permanente de los riesgos específicos de dichas operaciones aplicando lo establecido en el Capítulo XVIII de la Circular Externa 100 de 1995.

Parámetros escogidos para la valoración – Cuando no exista un precio diario de mercado, en los términos que se señalaron en el numeral 7.2. del Capítulo XVIII, pero el emisor de la opción o del producto estructurado esté calificado en sus obligaciones al menos como "grado de inversión", ya sea por una agencia calificadora de riesgos reconocida internacionalmente, si el emisor es extranjero, o por una agencia calificadora autorizada en Colombia, si el emisor es una persona jurídica domiciliada en el país y ha acordado con los compradores la obligación de proveer diariamente un precio de referencia ('bid') publicado ya sea en las páginas de Bloomberg o Reuters o, en su defecto, en la página Web del emisor, y garantice la recompra de la opción o del producto, a discrecionalidad del comprador o tenedor, en determinadas fechas, dicho precio provisto por el emisor -el que se registre a la hora de cierre diario del mercado- puede ser utilizado por la entidad vigilada adquirente para la valoración diaria de la opción o del producto, si lo considera adecuado. En todo caso, la entidad puede contrastarlo con el precio que arrojaría una metodología y unos parámetros propios, si lo cree conveniente.

Operaciones de Contado

1. *Definición, ámbito de aplicación y caracterización* – Con base en lo dispuesto en el artículo 2.8.1.1 del Título Octavo de la Parte Segunda de la Resolución 400 de 1995 de la Sala General de la Superintendecia de Valores (hoy Superintendencia Financiera), o normas que lo sustituyan o lo subroguen, una operación de contado es aquella que se registra con un plazo para su compensación y liquidación igual a la fecha de celebración o de registro de la operación, es decir de hoy para hoy (t+0), o hasta tres (3) días hábiles contados a partir del día siguiente al registro de la operación (t+3).

El plazo antes mencionado para las operaciones de contado admite la existencia de factores operativos, administrativos, procedimentales o de diferencias de horarios de actividad que, en mayor o menor grado, según el mercado del que se trate, no permite en ocasiones que operaciones realizadas como de contado se puedan cumplir o liquidar en la misma fecha de negociación.

Las operaciones mediante las cuales se adquieran valores en emisiones primarias realizadas en el extranjero, cuya fecha de celebración sea anterior a la fecha de emisión de los valores objeto de las mismas, se entenderán como de contado siempre y cuando el plazo para su compensación y liquidación sea igual a la fecha de su celebración o de su registro, es decir, de hoy para hoy (t+0) o hasta tres (3) días hábiles contados a partir del día siguiente a la emisión de los respectivos valores. En todo caso, para que estas operaciones se puedan reputar como de contado será necesario que las mismas se liquiden y compensen a través del mecanismo de entrega contra pago.

Para efectos de este numeral se entiende que el día hábil siguiente a la celebración o registro de la operación corresponde a t+1.

Contabilización de las operaciones de contado y asunción de riesgo – Los activos financieros adquiridos en operaciones de contado se contabilizarán en los balances de las entidades en la fecha de cumplimiento o liquidación de las mismas y no en la fecha de negociación, a menos que éstas dos coincidan. De esta manera se logra que los registros en el balance guarden armonía con los registros de los sistemas de negociación de valores o de los sistemas de registro de operaciones sobre valores. Sin perjuicio de lo anterior, los cambios en el valor de mercado de los instrumentos enajenados deben reflejarse en el estado de resultados a partir de la fecha de negociación, según corresponda.

Bajo el método de la fecha de liquidación, el vendedor registrará el activo financiero en su balance hasta la entrega del mismo y, adicionalmente, registrará contablemente, en las cuentas del activo habilitadas para este tipo de operaciones, un derecho a recibir el dinero producto de la transacción y una obligación de entregar el activo negociado. Este último tendrá que valorarse a precios de mercado, de acuerdo con las reglas establecidas en el Capítulo 1 de la presente circular, por lo cual se deberán registrar en el estado de resultados las variaciones de la valoración de esta obligación.

Por su parte, el comprador del activo no registrará el activo financiero en su balance hasta la entrega del mismo, pero registrará contablemente, en las cuentas del activo habilitadas para este tipo de operaciones, un derecho a recibir el activo, el cual deberá valorarse a precios de mercado, y una obligación de entregar el dinero pactado en la operación.

Cuando la operación se cumple efectivamente, el comprador y el vendedor del activo revertirán tanto el derecho como la obligación registrada desde el momento de la negociación.

De esta manera, en una operación de contado, el comprador de un activo asume los riesgos de mercado del mismo (v.g. de tasa de interés, tipo de cambio o de precio del instrumento)

desde la fecha de negociación, para lo cual registra diariamente los cambios en el valor de mercado con cargo o abono a cuentas del estado de resultados, utilizando como contrapartida el derecho registrado, según corresponda a un mayor o menor valor del activo.

Cuando se trate de las operaciones sobre emisiones primarias de valores emitidos en el exterior mencionadas en el numeral 1 del presente Capítulo, las entidades vigiladas deberán registrarlas en cuentas de orden desde el día de la celebración hasta el día de emisión de los respectivos valores. Una vez se emitan los respectivos valores, la entidad vigilada deberá realizar el registro de las operaciones de acuerdo a las reglas generales establecidas en el presente numeral.

g. *Bienes realizables y recibidos en pago* – Registra el valor de los bienes recibidos por la Corporación en pago de saldos no cancelados provenientes de créditos a su favor.

   Los bienes recibidos en dación de pago representados en inmuebles se reciben con base en un avalúo comercial determinado técnicamente y los bienes muebles, acciones y participaciones, con base en el valor de mercado.

   Los bienes recibidos en dación de pago representados en títulos valores se valoran y contabilizan de acuerdo con lo estipulado en el Capitulo 1 de la Circular Básica Contable y Financiera 100 de 1995, sobre inversiones.

   Para el registro de los bienes recibidos en pago se tienen en cuenta las siguientes condiciones:

   - El registro inicial se realiza de acuerdo con el valor determinado en la adjudicación judicial o el acordado con los deudores.

   - Cuando el bien recibido en dación de pago no se encuentra en condiciones de enajenación, su costo se incrementa con los gastos necesarios en que se incurre para la venta.

   - Si entre el valor por el cual se recibe el bien y el valor del crédito a cancelar resulta un saldo a favor del deudor, esta diferencia se contabiliza como una cuenta por pagar; en caso que el valor del bien no alcance a cubrir la totalidad de la obligación, se constituye una provisión equivalente al desfase.

h. *Provisión bienes realizables y recibidos en pago* – Las provisiones individuales para los bienes inmuebles son constituidas aplicando el modelo desarrollado por la Corporación y aprobado por la Superintendencia Financiera. El modelo estima la máxima pérdida esperada en la venta de los bienes recibidos en pago, de acuerdo con su historia de recuperaciones sobre los bienes vendidos, la inclusión de gastos incurridos en el recibo, sostenimiento y venta de los mismos y la agrupación de éstos en categorías comunes para estimar la tasa base de provisión. Esta tasa se ajustará mensualmente hasta alcanzar el ochenta por ciento (80%) de provisión.

Para los bienes muebles se constituye dentro del año siguiente de la recepción del bien una provisión equivalente al treinta y cinco por ciento (35%) del costo de adquisición del bien recibido en pago, la cual debe incrementarse en el segundo año en un treinta y cinco por ciento (35%) adicional hasta alcanzar el setenta por ciento (70%) del valor en libros del bien recibido en pago antes de provisiones.

Una vez vencido el término legal para la venta sin que se haya autorizado prórroga, la provisión debe ser del cien por ciento (100%) del valor restante en libros. En caso de concederse prórroga el treinta por ciento (30%) de la provisión podrá constituirse en el término de la misma.

En relación con las provisiones de los BRP muebles que correspondan a títulos de inversión, éstas se constituyen bajo los criterios establecidos en el capítulo I de la Circular Básica Contable y Financiera 100 de 1995.

i. *Propiedades y equipo* – Registra los activos tangibles adquiridos, construidos o en proceso de importación, construcción o montaje que se utilizan en forma permanente en el desarrollo del giro del negocio y cuya vida útil excede de un (1) año. Incluye los costos y gastos directos e indirectos causados hasta el momento en que el activo se encuentra en condiciones de utilización.

Las adiciones, mejoras y reparaciones extraordinarias que aumenten significativamente la vida útil de los activos, se registran como mayor valor y los desembolsos por mantenimiento y reparaciones que se realicen para la conservación de estos activos se cargan a gastos, a medida que se causan.

La depreciación se registra utilizando el método de línea recta y de acuerdo con el número de años de vida útil estimado de los activos. Las tasas anuales de depreciación para cada rubro de activos son:

Edificios	5%
Muebles y equipos	10%
Equipo de computación	20%
Vehículos	20%

j. *Sucursales y agencias* – Registra el movimiento de las operaciones que se realizan entre la Dirección General y las Agencias.

Los saldos se concilian mensualmente y las partidas que resultan pendientes se regularizan en un plazo no mayor de treinta (30) días calendario.

Al cierre contable se reclasifican los saldos netos, que reflejan las subcuentas de sucursales y agencias, a las cuentas activas o pasivas y se reconocen los ingresos y gastos respectivos.

k. *Gastos pagados por anticipado* – Los gastos anticipados corresponden a erogaciones en que incurre la Corporación en el desarrollo de su actividad, cuyo beneficio se recibe en

varios períodos, pueden ser recuperables y suponen la ejecución sucesiva de los servicios a recibir.

La amortización se realiza de la siguiente manera:

- Los intereses se causan durante el período prepagado.

- Los seguros durante la vigencia de la póliza.

- El mantenimiento de equipos y programas para computador durante la vigencia del contrato.

- El seguro de conexión y transferencia de datos durante el período en que se reciben los servicios.

- Los otros gastos anticipados durante el período en que se reciben los servicios o se causan los costos o gastos.

l. *Cargos diferidos* – Los cargos diferidos corresponden a costos y gastos, que benefician períodos futuros y no son susceptibles de recuperación. La amortización se reconoce a partir de la fecha en que contribuyen a la generación de ingresos.

- Las remodelaciones en un período no mayor a dos (2) años.

- Programas para computador en un período no mayor a tres (3) años, sin embargo, cuando se trate de programas de avanzada tecnología que constituyan una plataforma global que permita el crecimiento futuro de la entidad acorde con los avances del mercado y cuyos costos de desarrollo o adquisición superen el 30% del patrimonio técnico de la respectiva entidad, incluido el hardware, previo concepto de la Superintendencia Financiera, se podrá diferir a cinco (5) años a partir del momento en que cada producto inicia su etapa productiva, mediante un programa gradual y ascendente con porcentajes del 10%, 15%, 20%, 25% y 30%, respectivamente, o mediante alícuotas iguales.

- Los gastos incurridos en investigación y desarrollo de estudios y proyectos serán diferibles, siempre que los gastos atribuibles se puedan identificar separadamente y su factibilidad técnica esté demostrada, su amortización se hará en un período no mayor de dos (2) años.

- Los cargos diferidos por concepto de mejoras a propiedades tomadas en arrendamiento, se amortizarán en el período menor entre la vigencia del respectivo contrato (sin tener en cuenta las prórrogas) y su vida útil probable.

- Útiles y papelería de acuerdo con el consumo real.

- El impuesto predial durante la vigencia fiscal prepagada.

- Los cargos diferidos por concepto de publicidad y propaganda se amortizarán durante un período igual al establecido para el ejercicio contable, es decir, durante seis (6) meses, siempre y cuando las erogaciones excedan de veinte (20) salarios mínimos mensuales. Sin embargo, tratándose de gastos de publicidad y propaganda que correspondan a campañas de promoción que se realicen con ocasión de la constitución de la Entidad o que tengan su origen en el lanzamiento de productos nuevos o en el cambio de marca o de nombre de la institución o de sus productos, el período de amortización no podrá exceder del término de tres (3) años; en todo caso solamente podrán diferirse durante el período aludido los gastos que se efectúen dentro de los seis (6) meses siguientes a la ocurrencia de las situaciones referidas.

- Los desembolsos correspondientes a publicidad y propaganda ocasionales, independientemente de su cuantía, no serán susceptibles de diferir.

- Contribuciones y afiliaciones, durante el correspondiente período prepagado.

- Comisiones pagadas por productos derivados durante el período del contrato.

- Los otros conceptos se amortizan durante el período estimado de recuperación de la erogación o de obtención de los beneficios esperados.

m. *Derechos en fideicomisos* – Contabilizados dentro de otros activos, comprende los derechos generados en virtud de la celebración de contratos de fiducia mercantil que dan al fideicomitente o beneficiario la posibilidad de ejercerlos de acuerdo al acto constitutivo o la ley.

   Los derechos en fideicomisos se ajustaron por inflación hasta el 31 de diciembre de 2000 de acuerdo con la naturaleza del bien transferido.

   Según la clase de activo, se sujetan a las reglas de evaluación y constitución de provisiones así como para los límites legales.

n. *Valorizaciones* –

   Activos objeto de valorización –

   - Inversiones disponibles para la venta en títulos participativos.

   - Propiedades y equipo, específicamente inmuebles.

   - Bienes de arte y cultura.

   Contabilización – Las inversiones disponibles para la venta en títulos participativos, en el evento en que el valor de la inversión actualizado con la participación que le corresponde al inversionista sea superior al valor por el cual se encuentra registrada la inversión, la diferencia debe afectar en primera instancia la provisión o desvalorización hasta agotarla, y el exceso se debe registrar como superávit por valorización.

Las valorizaciones de bienes raíces se determinan al enfrentar el costo neto de los inmuebles con el valor de los avalúos comerciales efectuados por personas o firmas de reconocida especialidad e independencia.

En el evento de presentarse desvalorización, atendiendo la norma de la prudencia, para cada inmueble individualmente considerado, se constituye provisión.

La valorización de bienes de arte y cultura se registra teniendo en cuenta el estado de conservación de las obras, su originalidad, el tamaño, la técnica y la cotización de obras similares.

Las valorizaciones de bienes recibidos en pago se registran en cuentas de orden.

o. *Ingresos anticipados* – Corresponden a comisiones recibidas por anticipado, las cuales se amortizan con base a su causación, igualmente en este rubro se registran las utilidades en ventas de bienes a crédito, las cuales se causan al ingreso a medida que se van recaudando.

p. *Pensiones de jubilación* – Se aplica lo establecido en el Decreto 2984 de 2009, que modificó el Decreto 1517 del 4 de agosto de 1998, que permite incrementar anualmente el porcentaje amortizado del cálculo actuarial. La provisión anual se aumenta en forma racional y sistemática, de manera que al 31 de diciembre del año 2010 se amortice el cien por ciento (100%) del cálculo correspondiente. A partir de entonces, se mantendrá la amortización en dicho porcentaje. (En el caso de la Corporación el cálculo actuarial se encuentra totalmente amortizado).

Los pagos de pensiones de jubilación se cargan contra la provisión constituida.

q. *Impuesto de renta* – El gasto por impuesto sobre la renta se determina con base en la renta gravable o la renta presuntiva, la que fuere mayor, sobre la cual se aplican las tarifas impositivas correspondientes.

r. *Pasivos estimados y provisiones* – La Corporación registra provisiones para cubrir pasivos estimados, teniendo en cuenta que:

- Exista un derecho adquirido y en consecuencia, una obligación contraída,
- El pago sea exigible o probable y
- La provisión sea justificable, cuantificable y verificable

Igualmente, registra los valores estimados por los conceptos de impuestos y contribuciones y afiliaciones.

s. *Conversión de transacciones en moneda extranjera* – Las operaciones en moneda extranjera diferentes al dólar, son convertidas a dólares americanos, para luego reexpresarlas a pesos colombianos, al tipo de cambio de la tasa representativa del mercado

calculada el último día hábil del mes. Al 30 de junio de 2010 y 31 de diciembre de 2009 las tasas fueron de $1.913,15 y $2.044,23, respectivamente. (Cifras en pesos colombianos).

t. *Cuentas contingentes* – En estas cuentas se registran las operaciones mediante las cuales la Corporación adquiere un derecho o asume una obligación cuyo surgimiento está condicionado a que un hecho se produzca o no, dependiendo de factores futuros, eventuales o remotos.

u. *Cuentas de orden* – En estas cuentas se registran las operaciones realizadas con terceros que por su naturaleza no afectan la situación financiera de la Corporación. Así mismo, se incluyen las cuentas de orden fiscales donde se registran las cifras para la elaboración de las declaraciones tributarias; igualmente, incluye aquellas cuentas de registro utilizadas para efectos fiscales, de control interno o información gerencial.

v. *Utilidad neta por acción* – Para determinar la utilidad neta por acción, la Corporación utiliza el promedio ponderado de las acciones suscritas por el tiempo en circulación de las mismas durante el período contable. Al 30 de junio de 2010 y 31 de diciembre de 2009, el promedio ponderado de las acciones en circulación era de 174.186.328 y 171.315.953, respectivamente.

w. *Estado de flujos de efectivo* – Tal como lo dispone el Artículo 120 del Decreto 2649, la Corporación prepara el estado de flujos de efectivo usando el método indirecto, el cual incluye la conciliación de la ganancia neta del año y el efectivo provisto por las actividades de operación. Para el 30 de junio de 2010 y 31 de diciembre de 2009 de acuerdo con el estado de flujos de efectivo los saldos son $1.349.778,4 y 916.113,8, respectivamente. El efectivo comprende las cuenta de disponible y operaciones overnigth.

x. *Principales diferencias entre las normas especiales y las normas de contabilidad generalmente aceptadas en Colombia* – Las normas contables especiales establecidas por la Superintendencia Financiera presentan algunas diferencias con las normas de contabilidad generalmente aceptadas en Colombia, como las siguientes:

   Propiedades y equipo – Las normas de contabilidad generalmente aceptadas determinan que al cierre del período el valor neto de las propiedades y equipo, cuyo valor ajustado supere los veinte (20) salarios mínimos legales mensuales, se debe ajustar a su valor de realización o a su valor presente, registrando las valorizaciones y provisiones que sean necesarias, mientras que las normas especiales no presentan condiciones para esta clase de activos.

   Prima en colocación de acciones – La norma especial establece que la prima en colocación de acciones se registra como parte de la reserva legal, mientras que la norma generalmente aceptada indica que se contabilice por separado dentro del patrimonio.

3. DISPONIBLE, NETO

	30 de junio de 2010	31 de diciembre de 2009
Moneda legal:		
Banco de la República	$ 43.723,1	$ 75.025,8
Bancos y otras entidades financieras	156.901,0	97.385,5
	200.624,1	172.411,3
Caja	3,3	7,1
Banco de la República	12,0	12,8
Bancos y otras entidades financieras	307,8	34.767,2
	323,1	34.787,1
	200.947,2	207.198,4
Provisión	-	(8,5)
	$ 200.947,2	$ 207.189,9

Al 30 de junio de 2010, no existía provisión registrada. Al 30 de diciembre de 2009 la provisión era de $8,5 correspondiente a notas débito pendientes de contabilizar superiores a 30 días.

No existían restricciones sobre el disponible, excepto el saldo del Banco de la República, la cual corresponde al encaje, cuya disponibilidad está sujeta a las reglamentaciones que lo regulan.

4. POSICIONES ACTIVAS EN OPERACIONES DE MERCADO

	30 de junio de 2010			31 de diciembre de 2009		
	Saldo	Tasa		Saldo	Tasa	
Inversiones en operaciones simultaneas	$ 1.148.831,2	3,0	(1)	$ 708.923,9	2,5	(1)
	$ 1.148.831,2			$ 708.923,9		

(1) Corresponde a la tasa promedio ponderada de las operaciones vigentes en moneda legal al corte del período.

En caso de presentarse incumplimiento la Corporación se encuentra respaldada con la transferencia en propiedad de los títulos negociados. Durante los ejercicios correspondientes a los semestres terminados en 30 de junio de 2010 y 31 de diciembre de 2009, no se presentaron incumplimientos.

Los montos anteriores no están sujetos a restricciones ni limitaciones.

FILE No. 823437

5. INVERSIONES, NETO

	30 de junio de 2010	31 de diciembre de 2009
Negociables en títulos de deuda:		
Títulos de deuda pública interna emitidos o garantizados por la Nación	$ 645.479,3	$ 321.019,9
Títulos de deuda pública externa emitidos o garantizados por la Nación	500,6	1.756,8
Otros títulos de deuda pública	13.208,4	14.600,0
Títulos emitidos, avalados o garantizados por FOGAFIN	-	195,1
Títulos de contenido crediticio derivados de procesos de titularización de cartera hipotecaria	5.873,8	6.694,1
Títulos de contenido crediticio derivados de procesos de titularización de subyacentes distintos de cartera hipotecaria	35.810,0	40.719,1
Títulos emitidos, avalados, aceptados o garantizados por instituciones vigiladas por la Superintendencia Financiera	40.215,5	97.350,9
Títulos emitidos por entidades no vigiladas por la Superintendencia Financiera	387,6	2.146,8
Títulos emitidos Avalados, Garantizados por Bancos del Exterior	16.051,5	23.690,3
Total inversiones negociables títulos de deuda	$ 757.526,7	$ 508.173,0
Para mantener hasta el vencimiento:		
Títulos de deuda pública interna emitidos o garantizados por la Nación	116,9	219,6
Total para mantener hasta el vencimiento	$ 116,9	$ 219,6
Disponibles para la venta en títulos de deuda:		
Títulos de deuda pública interna emitidos o garantizados por la Nación	$ 304.643,6	$ 188.238,9
Títulos de deuda pública externa emitidos o garantizados por la Nación	-	95.429,9
Títulos de contenido crediticio derivados de procesos de titularización de subyacentes distintos de cartera hipotecaria	20.777,2	20.913,8
Títulos emitidos, avalados, aceptados o garantizados por instituciones vigiladas por la Superintendencia Financiera	31.656,0	49.284,6
Títulos emitidos por entidades no vigiladas por la Superintendencia Financiera	126.117,3	132.465,2
Total disponibles para la venta en títulos de deuda	$ 483.194,1	$ 486.332,4
Derechos de recompra de inversiones:		
Negociables en títulos de deuda		
Títulos de deuda pública interna emitidos o	$ 100.982,3	$ 505.251,1

	30 de junio de 2010	31 de diciembre de 2009
garantizados por la Nación		
Títulos emitidos, avalados, aceptados o garantizados por instituciones vigiladas por la Superintendencia Financiera	4.283,1	9.504,6
Títulos emitidos por entidades no vigiladas por la superintendencia Financiera (incluidos los bonos obligatoria u opcionalmente convertibles en acciones)	7.985,5	6.512,0
Para mantener hasta el vencimiento:		
Títulos de deuda pública interna emitidos o garantizados por la Nación	56.422,7	55.024,0
Otros títulos de deuda pública	42.846,8	45.822,3
Disponibles para la venta en títulos de deuda:		
Títulos de deuda pública interna emitidos o garantizados por la nación	883.965,6	584.102,1
Total derechos de recompra de inversiones	$ 1.096.486,0	$ 1.206.216,1
Inversiones Negociables dados en garantías con derivados		
Títulos deuda Pública Interna	287,4	-
	$ 287,4	$ -
Inversiones Disponibles para la Venta		
Títulos deuda Pública Interna	17.747,7	-
	$ 17.747,7	$ -

Negociables – Títulos participativos

	30 de junio de 2010		
	Capital Social	% Particip.	Valor de Mercado
En el sector real			
Empresa de Energía de Bogotá	664.992.653,8	3,81%	$ 410.246,7
Sociedad de Inversiones en Energía (*)	200.664,5	7,80%	207.723,8
En carteras colectivas			54.159,8
			$ 672.130,3

(*) En febrero 11 de 2010, por cambio de bursatilidad se reclasificó a Sociedad de Inversiones en Energía S.A. de Inversión Disponible para la Venta a Inversión Negociable. Esta reclasificación generó el registro de un ingreso por $196.459, que se contabilizó en el estado de resultados bajo el rubro de Valoración de Inversiones Negociables. Esta reclasificación fue informada a la Superintendencia Financiera y el reconocimiento del

Inversiones disponibles para la venta títulos participativos con baja o mínima bursatilidad – Junio 30 de 2010

	Valor Patrimonio	Número de Acciones	% de Participación	Costo de Adquisición	Costo Ajustado	Valor de Mercado	(**)	Valorización	Desvalorización	Provisión
Aerocali S.A.	$ 12.080,0	126.654	33,33%	$ 2.258,5	$ 2.473,6	$ 3.847,10	3	$ 1.373,4	$ -	$ -
Alimentos derivados de la Caña	44.568,7	52.000	0,32%	26,1	26,1	283,30	1	257,2	-	-
Aquacultivos del Caribe S. A.	-	106.000	5,47%	658,8	477,4	420,10		-	-	477,4
AV Villas (Acciones Ordinarias)	763.659,5	45.677	0,00%	164,5	159,1	157,70	1	-	1,4	-
AV Villas (Acciones Preferenciales)	763.659,5	20.763	0,01%	62,3	59,6	62,30	1	2,7	-	-
Banco Corficolombiana (Panama) S.A.	USD$7,180.1	6.760.753	100,00%	12.126,8	12.934,3	13.736,70	2	802,4	-	-
Banco de Occidente S.A. (*)	2.088.029,4	9.188.617	0,26%	86.616,8	86.616,8	281.275,60	1	194.658,8	-	-
Bladex S,A, Clase E	-	2.070	0,00%	40,4	39,4	56,10	3	16,7	-	-
C,I, Yumbo S.A.	34.308,2	11.001	0,10%	12,7	11,3	27,60	2	16,3	-	-
Cámara de Compensación de Divisas de Colombia S.A.	2.522,5	79.687.500	3,19%	79,7	79,7	80,40	2	0,7	-	-
Cámara de Riesgo Central de Contraparte de Colombia S.A.	27.386,2	374.485.908	1,10%	374,5	374,5	302,70	2	-	71,8	-
Caribu Internacional S.A.	-	782.278.588	-	782,3	782,3	-	-	-	-	782,3
Casa de Bolsa S.A. Sociedad Comisionista de Bolsa	28.483,4	5.928.649	38,95%	12.815,2	12.815,2	12.952,90	2	137,7	-	-
Colombiana de Extrusión S.A. Extrucol	26.155,8	315.420	20,00%	2.526,0	1.784,8	5.255,30	2	3.470,5	-	-
Colombiana de Licitaciones y Concesiones Ltda.	30.791,9	2.144.194	99,99%	16.836,1	22.235,0	30.791,90	2	8.556,9	-	-
Compañía Aguas de Colombia	6.198,8	560.000	20,00%	448,4	1.096,7	1.240,90	2	144,2	-	-
Concesionaria Tibitoc S.A.	45.822,1	9.086.933	33,33%	12.799,6	9.822,7	14.800,20	2	4.977,5	-	-
Corporación Andina de Fomento	USD$5,370.2	18	0,00%	287,2	330,3	403,00	4	72,7	-	-
Coviandes S.A.	127.852,9	68.002	0,25%	237,4	92,8	305,10	2	212,3	-	-
Deposito Central de Valores-DECEVAL	66.473,2	17.709	3,67%	822,2	1.385,0	2.446,00	2	1.061,0	-	-
Estudios Proyectos e Inversiones de los Andes S. A.	88.279,0	31.665.997	94,87%	52.437,5	40.980,3	83.754,30	2	42.774,0	-	-
Estudios y Proyectos del Sol S.A.(a)	15.624,7	15.496.785	97,12%	-	15.496,8	-	-	-	-	-
Eternit Colombiana S. A.	705.805,3	99.850	0,26%	138,8	69,6	209,80	1	140,2	-	-
Fiduciaria Corficolombiana S.A.	47.792,6	25.488.290	94,50%	25.427,4	31.321,8	45.164,00	2	13.842,2	-	-
Fiduciaria Occidente S. A.	73.606,5	606.494	4,44%	1.840,9	1.762,9	3.286,10	2	1.523,2	-	-

	Valor Patrimonio	Número de Acciones	% de Participación	Costo de Adquisición	Costo Ajustado	Valor de Mercado	(**)	Valorización	Desvalorización	Provisión
Futbolred,com S.A.	-	120.000	35,67%	361,6	361,6	-	-	-	-	361,6
Gas Comprimido del Perú (a)		10.103.722	80,00%	7.439,7	7.439,7	-	-	-	-	-
Gas Natural ESP	601.250,0	621.866	1,68%	53.480,5	53.480,5	59.077,30	1	5.596,8	-	-
Gasoducto del Tolima S.A.	12.705,7	56.757	5,80%	131,8	131,8	737,50	5	258,1	-	-
Hoteles Estelar de Colombia S.A.	173.324,0	27.035.506	84,91%	71.823,7	55.032,9	147.261,70	2	92.228,8	-	-
Inducarbón	-	2.528	0,09%	0,3	1,1	0,50	-	-	-	1,1
Industria Colombo Andina-Inca S.A.	28.765,5	2.233.819	0,67%	44,3	62,1	187,30	5	125,2	-	-
Industrias Lehner S.A.	23.560,3	24.111.680	49,83%	12.652,9	12.652,9	11.737,80	2	-	-	5.061,1
Jardín Plaza S.A.	54.033,6	888.000	17,76%	10.031,1	10.031,1	15.368,90	4	5.337,8	-	-
Leasing Corficolombiana S.A.	69.586,7	160.431.959	94,50%	34.841,6	60.515,0	65.759,50	2	5.244,5	-	-
Mavalle S.A	10.626,9	30.000	3,75%	257,3	257,3	394,60	2	137,3	-	-
Metrex S.A.	8.221,9	321.782	10,30%	168,4	168,4	363,30	4	194,9	-	-
Organización Pajonales S.A.	115.641,6	1.244.231	94,99%	24.757,9	37.880,2	109.852,70	2	71.972,5	-	-
Petróleos Colombianos Limited (b)	-	17.107	0,049%	111,4	94,9	6,90	-	-	-	94,9
Petróleos Nacionales S.A. (b)	-	6.235.383	19,54%	125,2	257,3	-	-	-	-	257,3
Pizano S.A.	208.860,2	25.912.113	39,99%	31.503,4	30.951,7	65.469,40	4	34.517,6	-	-
Plantaciones Unipalma de los Llanos S.A.	90.942,0	1,515,383,414	54,53%	19.174,3	17.277,9	49.590,50	2	32.312,6	-	-
Proenergía Internacional S.A.	565.295,6	19.123.532	14,39%	78.130,8	78.130,8	81.333,40	5	3.202,6	-	-
Promigas S.A. (c)	1.009.943,3	19.123.532	14,39%	669.716,6	667.899,9	641.542,70	1	-	26.357,2	-
Promisión Celular S.A. Promicel	4.631,3	4.680.420	16,64%	5.642,5	4.803,8	771,20	3	-	-	1.306,5
Promotora de Inversiones Ruitoque S. A.	55.422,1	47.594.406	3,34%	703,7	765,6	1.851,10	3	-	-	198,4
Promotora la Alborada S.A. (b)	-	991.383.354	1,83%	316,3	316,3	-	-	-	-	316,3
Promotora la Enseñanza S.A. (b)	-	490.042	2,45%	69,8	69,8	-	-	-	-	69,8
Promotora y Comercializadora Turística Santamar S.A.	16.494,2	321.171.626	84,55%	10.973,4	9.500,2	11.820,30	2	2.320,1	-	-
Proyectos de Infraestructura S.A.	114.075,2	34.389.667	88,25%	105.204,7	68.375,9	110.847,00	2	42.471,2	-	-
Sociedad Hotelera Cien Internacional S.A.	17.530,2	133.393	0,39%	60,9	58,4	69,00	5	9,3	-	-
Sociedad Transportadora de Gas del Oriente S.A.	80.481,7	81.076.953	20,00%	1.073,5	10.277,5	16.105,00	4	5.827,5	-	-
Tejidos Sintéticos de Colombia S.A.	22.342,8	56.077.002	94,99%	13.648,7	16.097,0	21.219,10	2	5.122,1	-	-

	Valor Patrimonio	Número de Acciones	% de Participación	Costo de Adquisición	Costo Ajustado	Valor de Mercado	(**)	Valorización	Desvalorización	Provisión
Textiles el Espinal S.A. en liquidación (b)	-	7.107.259	8,56%	2.399,1	2.399,1	-	-	-	-	2.399,1
Valle Bursátiles S.A.	789,3	509.277	5,06%	34,7	31,2	40,00	2	8,8	-	-
Valora S.A.	32.819,1	233.001.965	94,95%	31.110,9	29.576,9	31.153,30	2	1.576,3	-	-
Ventas y Servicios S. A.	2.945,0	90.325	19,90%	232,6	405,4	586,10	4	180,7	-	-
					$1.418.532,2			$ 582.685,3	$ 26.430,4	$ 11.325,8

(*) En junio de 2010, se protocolizó la fusión de Banco de Occidente y Leasing de Occidente S.A., las 429.474.513 que la Corporación poseía en Leasing de Occidente S.A., se intercambiaron por 8.842.303, quedando con una participación del 6,1322%, esta operación generó un incremento en la valorización de la inversión en Banco de Occidente S.A. por $150.260,0 la cual se registro en junio de 2010.

(a) No presentan valor patrimonial por ser empresas de reciente creación.

(b) No presenta valor patrimonial porque la Corporación no tiene información actualizada a diciembre de 2009. Esta inversión está totalmente provisionada.

(c) En marzo de 2010, se reclasificó la inversión en Promigas, de Inversión Disponible para la venta a Inversión Negociable, pasando de baja a media bursatilidad, de acuerdo con la Carta Circular 027 de marzo de 2010 de la Superintendencia Financiera de Colombia, esta reclasificación genero un ingreso en el estado de resultados por $11.339,1. En mayo de 2010 esta inversión se reclasificó de inversión negociable a Inversión disponible para la venta, pasando de media a baja bursatilidad, de acuerdo con la Carta Circular 043 de mayo de 2010, esta reclasificación no tuvo ningún efecto en el estado de resultados.

(**) Corresponde a las fechas de los certificados utilizados para la valoración de las inversiones con base en las variaciones patrimoniales.

(1) Valor en bolsa del 30 de junio 2010.

(2) Valor Patrimonio al 31 de mayo de 2010.

(3) Valor Patrimonio al 30 de abril de 2010.

(4) Valor Patrimonio al 31 de marzo de 2010.

(5) Valor Patrimonio al 31 de diciembre de 2009.

Con alta y media bursatilidad

	Capital Social	No. de acciones	% de partic.	Costo de adquisición	Valor en bolsa	Valor de mercado
Con alta liquidez						
Bolsa de Valores de Colombia	18.672,8	628.047.243	3,36%	11.471,2	35,80	$ 22.484,1
Mineros S.A.	158,9	18.275.422	6,98%	50.257,4	6.000,00	109.652,5
Total inversiones disponibles para la venta en títulos participativos con alta y media bursatilidad						132.136,6
Total inversiones disponibles para la venta						$ 1.550.668,8

No existen restricciones económicas y jurídicas sobre las Inversiones.

Inversiones disponibles para la venta títulos participativos con baja o mínima bursatilidad –

Diciembre 31 de 2009

	Valor Patrimonio	Número de Acciones	% de Participación	Costo de Adquisición	Costo Ajustado	Valor de Mercado	(**)	Valorización	Desvalorización	Provisión
Acrocali S.A.	$ 17.144,1	126.654	33,33%	$ 2.258,5	$ 2.473,6	$ 5.534,9	2	$ 3.061,3	$ -	$ -
Alimentos derivados de la Caña (Adecaña)	43.815,6	52.000	0,32%	26,1	26,1	263,1	1	237,0	-	-
Aquacultivos del Caribe S. A.	-	106.000	5,47%	658,8	477,4	420,1	-	-	-	477,4
AV Villas (Acciones Ordinarias)	731.901,7	45.677	0,00%	164,5	159,1	169,4	1	10,3	-	-
AV Villas (Acciones Preferenciales)	731.901,7	20.763	0,01%	62,3	59,6	62,3	1	2,7	-	-
Banco Corficolombiana (Panama) S.A.	USD$7,100.0	6.019.000	100,00%	12.126,8	12.304,2	14.514,1	2	2.209,9	-	-
Banco de Occidente	1.850.904,3	346.314	0,26%	5.553,7	5.553,7	9.691,3	1	4.137,7	-	-
Bladex S.A. Clase E	-	2.070	0,00%	40,4	42,1	59,4	1	17,3	-	-
C.I. Yumbo S.A.	35.172,9	11.001	0,10%	12,7	11,3	28,4	3	17,1	-	-
Cámara de Compensación de Divisas de Colombia S.A.	2.137,2	79.687.500	3,19%	79,7	79,7	68,1	2	-	11,6	-
Cámara de Riesgo Central de Contraparte de Colombia S.A.	24.750,9	312.744.041	1,08%	312,7	312,7	266,9	2	-	45,9	-
Caribu Internacional S.A.	-	782.278.588	-	782,3	782,3	-	-	-	-	782,3
Casa de Bolsa S.A. Sociedad Comisionista de Bolsa	28.372,8	5.928.649	38,95%	12.815,2	12.815,2	12.909,8	2	94,6	-	-
Colombiana de Extrusión S.A. Extrucol	21.993,7	315.420	20,00%	2.526,0	1.784,8	4.422,9	3	2.638,1	-	-
Colombiana de Licitaciones y Concesiones Ltda.	32.980,0	2.144.194	99,99%	16.836,1	22.235,0	32.980,0	2	10.745,0	-	-
Compañía Aguas de Colombia	6.232,0	560.000	20,00%	448,4	1.096,7	1.247,5	3	150,8	-	-
Concesionaria Tibitoc S.A.	44.355,4	9.086.933	33,33%	12.799,6	9.822,7	14.311,3	3	4.488,6	-	-
Corporación Andina de Fomento	USD$5,006.2	18	0,00%	287,2	352,9	324,0	3	87,2	-	-
Coviandes S.A.	113.720,9	68.002	0,25%	237,4	92,8	270,6	2	177,8	-	-
Deposito Central de Valores-DECEVAL	66.849,7	17.709	3,67%	822,2	1.385,0	2.459,8	2	1.074,8	-	-
Estudios Proyectos e Inversiones de los Andes S. A.	83.591,3	31.665.997	94,87%	52.437,5	40.980,3	79.306,8	2	38.326,5	-	-
Estudios y Proyectos del Sol (antes inversora en Aeropuertos S.A.) (a)		9.014.247	99,99%	9.014,2	9.014,2	-	-	-	-	-
Eternit Colombiana S.A.	63.620,0	99.850	0,26%	138,8	69,6	194,9	1	125,2	-	-

	Valor Patrimonio	Número de Acciones	% de Participación	Costo de Adquisición	Costo Ajustado	Valor de Mercado	(**)	Valorización	Desvalorización	Provisión
Fiduciaria Corficolombiana S.A.	48.182,6	25.488.290	94,50%	25.427,4	31.321,8	45.532,6	2	14.210,8	-	-
Fiduciaria Occidente S.A.	78.268,0	606.494	4,44%	1.840,9	1.762,9	3.492,9	2	1.730,0	-	-
Futbolred,com S.A. (b)	-	120.000	35,67%	361,6	361,6	-	-	-	-	361,6
Gas Comprimido del Perú (a)	-	10.103.722	80,00%	7.949,4	7.949,4	-	-	-	-	-
Gas Natural ESP	660.195,5	621.866	1,68%	53.480,5	53.480,5	52.669,8	1	-	810,6	-
Gasoducto del Tolima S.A.	15.218,9	230.711	5,80%	305,7	305,7	883,2	3	577,5	-	-
Hoteles Estelar de Colombia S.A.	169.320,3	26.465.670	84,91%	71.823,7	51.883,4	143.861,7	2	91.978,2	-	-
Inducarbón	-	2.528	0,09%	0,3	1,1	0,5	-	-	-	1,1
Industria Colombo Andina-Inca S.A.	23.501,1	2.233.819	0,67%	44,3	62,1	151,8	4	89,7	-	-
Industrias Lehner S.A.	26.292,5	24.111.680	49,83%	12.652,9	12.652,9	13.101,6	3	-	-	2.530,6
Jardin Plaza S.A.	55.491,1	888.000	17,76%	10.031,1	10.031,1	15.627,8	3	5.596,7	-	-
Leasing Corficolombiana S.A.	69.849,5	157.534.554	94,50%	34.841,6	59.286,5	66.007,8	2	6.721,3	-	-
Leasing de Occidente S.A.	234.783,8	429.474.513	45,24%	56.009,3	81.063,2	106.219,4	2	25.156,3	-	-
Mavalle S.A.	10.202,4	30.000	3,75%	257,3	257,3	378,6	2	121,3	-	-
Metrex S.A.	8.787,2	321.782	10,30%	168,7	168,7	421,4	2	252,7	-	-
Organización Pajonales S.A.	116.534,3	1.232.798	94,99%	24.757,9	36.853,2	110.700,7	2	73.847,5	-	-
Petróleos Colombianos Limited	-	17.107	0,049%	111,4	101,4	6,9	-	-	-	101,4
Petróleos Nacionales S.A.	-	6.235.383	19,54%	125,2	257,3	-	-	-	-	257,3
Pizano S.A.	194.862,9	25.912.113	39,99%	31.503,4	30.951,7	59.872,4	3	28.920,7	-	-
Plantaciones Unipalma de los Llanos S.A.	89.542,4	1.515.383.414	54,53%	19.174,3	17.277,9	48.827,3	2	31.549,4	-	-
Proenergía Internacional S.A.	654.097,8	19.123.532	14,39%	78.130,8	78.130,8	94.110,0	3	15.979,2	-	-
Proinversiones S.A.	-	437.266	3,02%	9,6	9,6	33,4	4	-	-	3,8
Promigas S.A. (*)	1.136.136,0	19.123.532	14,39%	803.188,3	663.485,0	687.194,4	1	23.709,4	-	-
Promisión Celular S.A. Promicel	5.925,0	4.680.420	16,64%	5.642,5	4.803,8	986,6	2	-	-	1.306,5
Promotora de Inversiones Ruitoque S. A. (Promisión)	41.232,3	47.594.406	3,34%	703,7	765,6	1.377,2	4	-	-	198,4
Promotora la Alborada S.A.	-	991.383.354	1,83%	316,3	316,3	-	-	-	-	316,3
Promotora la Enseñanza S.A.	-	490.042	2,45%	69,8	69,8	-	-	-	-	69,8
Promotora y Comercializadora Turística Santamar S.A.	15.756,5	321.171.626	84,55%	10.973,4	9.500,2	11.196,3	2	1.696,1	-	-

	Valor Patrimonio	Número de Acciones	% de Participación	Costo de Adquisición	Costo Ajustado	Valor de Mercado	(**)	Valorización	Desvalorización	Provisión
Proyectos de Infraestructura S.A.	113.785,5	34.389.667	88,25%	105.204,7	68.375,9	110.591,3	2	42.215,5	-	-
Sociedad de Inversiones en Energía S.A.	1.076.262,0	14.485.627	7,80%	21.174,6	18.985,4	201.984,7	1	182.999,3	-	-
Sociedad Hotelera Cien Internacional S.A.	17.324,8	133.393	0,39%	60,9	58,4	67,7	3	9,3	-	-
Sociedad Transportadora de Gas del Oriente S.A.	70.657,3	81.076.953	20,00%	1.073,5	10.277,5	14.140,1	2	3.862,6	-	-
Tejidos Sintéticos de Colombia S.A.	22.524,7	52.786.049	94,99%	13.648,7	15.688,9	21.396,2	2	5.707,3	-	-
Textiles el Espinal S.A.	-	7.107.259	8,56%	2.399,1	2.399,1	2.669,0	-	-	-	2.399,1
Valle Bursátiles S.A.	789,5	509.277	5,06%	34,7	31,2	40,2	2	9,0	-	-
Valora S.A.	37.154,9	233.001.965	94,95%	31.110,9	29.576,9	35.270,1	2	5.693,2	-	-
Ventas y Servicios S. A.	3.085,1	81.766	19,90%	232,6	339,0	614,0	3	274,9	-	-
					$ 1.420.774,1			$ 630.509,8	$ 868,1	$ 8.805,6

(*) En agosto de 2009, se reclasificó la inversión de Promigas S.A: quien tiene un costos ajustado de $663,4, con una participación del 14,39%, como se comenta en la nota 17.

(a) No presentan valor patrimonial por ser empresas de reciente creación.

(b) No presenta valor patrimonial porque la Corporación no tiene información actualizada a diciembre de 2009. Esta inversión está totalmente provisionada.

(c) En octubre de 2009, Valores de Occidente se fusionó con Casa de Bolsa creándose la Empresa Casa de Bolsa Sociedad Comisionista de Bolsa, por lo tanto se tomo como costo ajustado el valor que tenia las dos Empresas a octubre de 2009.

(**) Corresponde a las fechas de los certificados utilizados para la valoración de las inversiones con base en las variaciones patrimoniales.

(1) Valor Patrimonio al 30 de noviembre 2009.

(2) Valor Patrimonio al 31 de octubre de 2009.

(3) Valor Patrimonio al 30 de septiembre de 2009.

(4) Valor Patrimonio al 30 de junio de 2009.

Con alta y media bursatilidad

	Capital Social	No. de acciones	% de partic.	Costo de adquisición	Valor en bolsa	Valor de mercado
Con alta liquidez						
Bolsa de Valores de Colombia	18.672,8	628.047.243	3,36%	11.471,2	29.50	$ 18.527,4
Mineros S.A.	158,9	18.275.422	6,98%	50.257,4	5.580	101.976,9
Total inversiones disponibles para la venta en títulos participativos con alta y media bursatilidad						120.504,3
Total inversiones disponibles para la venta						$ 1.541.278,4

No existen restricciones económicas y jurídicas sobre las Inversiones.

La Corporación evaluó y calificó bajo el riesgo crediticio la totalidad de las inversiones en títulos participativos, con excepción de las inversiones efectuadas en títulos como alta y media bursatilidad informado por la Superintendencia Financiera. El resultado fue el siguiente:

	Calificación		Provisión por riesgo Crediticio	
	Junio 2010	Diciembre 2009	Junio 2010	Diciembre 2009
Aerocali S.A.	A	A	$ -	$ -
Alimentos derivados de la Caña S.A	A	A	-	-
Aquacultivos del Caribe S.A.	E	E	477,4	477,4
AV Villas	A	A	-	-
Banco Corficolombiana (Panamá) S.A.	A	A	-	-
Banco de Occidente	A	A	-	-
Bladex S.A.	A	A	-	-
C.I. Yumbo S.A.	A	A	-	-
Caribú Internacional S.A.	E	E	782,3	782,3
Cámara de Compensación de Divisas de Colombia S.A.	A	A	-	-
Cámara de Riesgo Central de Contraparte de Colombia S.A.	A	A	-	-
Casa de Bolsa Sociedad Comisionista de Bolsa S.A.	A	A	-	-
Colombiana de Extrusión S.A. Extrucol	A	A	-	-
Colombiana de Concesiones y Licitaciones Ltda.	A	A	-	-
Compañía Aguas de Colombia	A	A	-	-
Concesionaria Tibitoc S.A.	A	A	-	-
Corporación Andina de Fomento	A	A	-	-
Coviandes S.A.	A	A	-	-
Depósito Central de Valores- Deceval	A	A	-	-
Estudios Proyectos e Inversiones de los Andes S.A.	A	A	-	-
Eternit Colombiana S.A.	A	A	-	-
Fiduciaria Corficolombiana S.A.	A	A	-	-
Fiduciaria de Occidente S.A.	A	A	-	-
Futbolred.com S.A.	E	E	361,6	361,6
Estudios y Proyectos del Sol S.A. (Antes "Inversora en Aeropuertos S.A.")	A	A	-	-
Gas Comprimido del Perú	A	A	-	-
Gas Natural S.A. E.S.P.	A	A	-	-
Gasoducto del Tolima S.A.	A	A	-	-
Hoteles Estelar de Colombia S.A.	A	A	-	-
Inducarbón	E	E	1,1	1,1
Industria Colombo Andina-Inca S.A.	A	A	-	-
Industrias Lehner S.A.	C	B	5.061,1	2.530,5
Jardín Plaza S.A.	A	A	-	-
Leasing de Occidente S.A.	A	A	-	-
Leasing Corficolombiana S.A.	A	A	-	-
Mavalle S.A.	A	A	-	-
Metrex S.A.	A	A	-	-
Organización Pajonales S.A.	A	A	-	-
Petróleos Colombianos Limited	E	E	94,9	101,5
Petróleos Nacionales S.A.	E	E	257,3	257,3
Pizano S.A.	A	A	-	-
Plantaciones Unipalma de los Llanos S.A.	A	A	-	-
Proinversiones S.A.	-	C	-	3,8
Promigas E.S.P. (1)	A	A	-	-
Promisión Celular S.A. Promicel	C	C	1.306,5	1.306,5
Promotora de Inversiones Ruitoque S.A.	B	B	198,4	198,4
Proenergía Internacional S.A.	A	A	-	-
Promotora y Comercializadora Turística Santamar S.A.	A	A	-	-

	Calificación		Provisión por riesgo Crediticio	
	Junio 2010	Diciembre 2009	Junio 2010	Diciembre 2009
Promotora la Alborada S.A.	E	E	316,3	316,3
Promotora la Enseñanza S.A.	E	E	69,8	69,8
Proyectos de Infraestructura S.A.	A	A	-	-
Sociedad de Inversiones en Energía S.A. (2)	A	A	-	-
Sociedad Hotelera Cien Internacional S.A.	A	A	-	-
Sociedad Transportadora de Gas del Oriente S.A.	A	A	-	-
Tejidos Sintéticos de Colombia S.A.	A	A	-	-
Textiles el Espinal S.A.	E	E	2.399,1	2.399,1
Valle Bursátiles	A	A	-	-
Valora S.A.	A	A	-	-
Ventas y Servicios	A	A	-	-
			11.325,8	8.805,6
Provisión títulos de deuda			1.553,3	1.843,2
Provisión Inversiones Negociables Títulos Participativos (2)			91.838,9	-
Total provisiones			$104.718,0	$ 10.648,8

(1) En agosto de 2009, la inversión que la Corporación poseía en Promigas E.S.P. fue reclasificada de Disponible para la Venta "media bursatilidad" a "baja bursatilidad", debido al cambio de bursatilidad informado por la Superintendencia Financiera en su Carta Circular 061 de agosto 11 de 2009 de la Superintendencia Financiera de Colombia, y en cumplimiento de lo establecido en el numeral 6.2. del capítulo I de la Circular Externa 100 de la Superintendencia Financiera. Dicha reclasificación originó un efecto neto de ingresos en el estado de resultados del segundo semestre de 2009 por $260.834,8, registrado en el rubro de Ganancia Realizada en Inversiones Disponibles para la Venta. La reclasificación fue informada a la Superintendencia Financiera.

(2) En febrero 11 de 2010, por cambio de bursatilidad se reclasificó a Sociedad de Inversiones en Energía S.A. de Inversión Disponible para la Venta a Inversión Negociable. Esta reclasificación generó el registro de un ingreso por $196.459, que se contabilizó en el estado de resultados bajo el rubro de Valoración de Inversiones Negociables. Esta reclasificación fue informada a la Superintendencia Financiera y el reconocimiento del ingreso antes indicado se realizó fundamentado en el literal d) del numeral 4.2. y el parágrafo 1 del mismo numeral del Capítulo I de la Circular Externa 100 de 1995. La Corporación registró en el mes de febrero de 2010 una provisión a la inversión en Sociedad de Inversiones en Energía S.A., por efectos de la fluctuación en el precio de la acción, la constitución de la provisión fue informada a la Superintendencia Financiera, la cual es actualizada mensualmente.

Provisión de inversiones

	30 de junio de 2010	31 de diciembre de 2009
Saldo inicial	$ 10.648,8	$ 11.105,9
Mas:		
Provisión cargada a gastos del ejercicio	94.804,7	674,9
	105.453,5	11.780,8
Menos:		
Reintegros de provisión	725,1	1.127,0
Liquidación Empresa Inversiones Proinversiones	3,8	-
Ajuste en cambio	6,6	5,0
Saldo final	$ 104.718,0	$ 10.648,8

FILE No. 823437

La siguiente es la maduración de las inversiones:

Maduración portafolio a junio 30 de 2010

	De 0 a 30 días	De 31 a 60 días	De 61 a 90 días	De 91 a 180 días	De 181 a 360 días	Mas de 360 días	Total general
Portafolio consolidado							
Negociables	$ 1.865,9	$ 1.089,9	$ 40.169,8	$ 13.227,9	$ 17.219,2	$ 797.492,3	$ 871.065,0
Disponibles	-	-	167,9	-	-	1.384.739,5	1.384.907,4
Al vencimiento	7.378,5	201,3	534,7	14.322,5	20.409,8	56.539,6	99.386,4
Total general	$ 9.244,4	$ 1.291,2	$ 40.872,4	$ 27.550,4	$ 37.629,0	$2.238.771,4	$ 2.355.358,8
Forward venta títulos consolidados							
Derechos	$ 2.012,4	$ -	$ -	$ -	$ -	$ -	$ 2.012,4
Obligación	(1.992,5)	-	-	-	-	-	(1.992,5)
Total	$ 19,9	$ -	$ -	$ -	$ -	$ -	$ 19,9
Forward compra							
Derechos	$ 995.801,1	$ 474.336,4	$ 360.040,7	$ 146.471,8	$ 177.300,4	$ -	$ 2.153.950,4
Obligación	(1.002.620,6)	(486.786,5)	(370.210,2)	(155.448,1)	(183.285,3)	-	(2.198.350,7)
Total	$ (6.819,5)	$ (12.450,1)	$ (10.169,5)	$ (8.976,3)	$ (5.984,9)	$ -	$ (44.400,3)
Forward venta divisas							
Derechos	$ 1.540.913,4	$ 238.345,5	$ 209.303,3	$ 241.169,0	$ 180.812,8	$ 20.001,3	$ 2.430.545,3
Obligación	(1.527.107,5)	(232.788,8)	(199.538,8)	(229.816,6)	(172.185,0)	(19.912,6)	(2.381.349,3)
Total	$ 13.805,9	$ 5.556,7	$ 9.764,5	$ 11.352,4	$ 8.627,8	$ 88,7	$ 48.196,0

Maduración portafolio a diciembre 31 de 2009

	De 0 a 30 días	De 31 a 60 días	De 61 a 90 días	De 91 a 180 días	De 181 a 360 días	Mas de 360 días	Total general
Portafolio consolidado							
Negociables	$ 2.034	$ 50.280	$ 1.194	$ 49.630	$ 26.165	$ 900.138	$ 1.029.441
Disponibles	-	-	-	-	7.324	1.072.812	1.070.518
Al vencimiento	11.289	-	-	12.075	22.458	55.244	101.066
Total general	$ 13.323	$ 50.280	$ 1.194	$ 61.705	$ 55.947	$ 2.028.194	$ 2.201.025
Forward compra títulos consolidados							
Derechos	$ 5.185,8	$ -	$ -	$ -	$ -	$ -	$ 5.185,8
Obligación	(5.191,6)	-	-	-	-	-	(5.191,6)
Total	$ (5,8)	$ -	$ -	$ -	$ -	$ -	$ (5,8)
Forward compra divisas							
Derechos	$ 1.309.526,5	$ 508.817,6	$ 256.677,0	$ 79.150,6	$ 98.706,8	$ -	$ 2.252.878,5
Obligación	(1.285.561,0)	(497.171,7)	(252.913,7)	(77.117,6)	(98.609,7)	-	(2.211.373,7)
Total	$ 23.965,5	$ 11.645,9	$ 3.763,3	$ 2.033,0	$ 97,1	$ -	$ 41.504,8

	De 0 a 30 días	De 31 a 60 días	De 61 a 90 días	De 91 a 180 días	De 181 a 360 días	Mas de 360 días	Total general
Forward venta divisas							
Derechos	$ 1.386.829,8	$ 216.419,8	$ 493.651,5	$ 251.408,1	$ 104.844,3	$ 55.065,9	$ 2.508.219,4
Obligación	(1.401.370,5)	(206.811,8)	(493.381,9)	(256.160,2)	(97.828,6)	(56.411,8)	(2.511.964,8)
Total	$ (14.540,7)	$ 9.608,0	$ 269,6	$ (4.752,1)	$ 7.015,7	$ (1.345,9)	$ (3.745,5)

6. ACEPTACIONES, OPERACIONES DE CONTADO Y DERIVADOS, NETO

	30 de junio de 2010	31 de diciembre de 2009
Derechos operaciones de contado	$ 23.631,4	$ 94.519,9
Obligaciones operaciones de contado	(23.718,2)	(94.442,0)
Derechos de futuros	114.996,3	48.527,8
Obligaciones de futuros	(113.969,4)	(48.527,8)
Derechos operaciones forward	4.586.488,6	4.766.283,5
Obligaciones operaciones forward	(4.581.712,6)	(4.728.530,0)
Opciones de especulación	(34,1)	-
	$ 5.682,0	$ 37.831,4

La Corporación ha definido que debe cubrir su riesgo por la diferencia en cambio generada producto de la posición propia (activos menos pasivos en moneda extranjera), lo que con lleva a efectuar operaciones mediante la realización de contratos a futuro y operaciones con derivados, cuando la situación del mercado lo amerita.

Relación de saldos promedios comparativos sobre obligaciones, derechos, utilidad y pérdida:

	30 de junio de 2010				31 de diciembre de 2009			
	Venta	Variación %	Compra	Variación %	Venta	Variación %	Compra	Variación %
Derechos								
Divisas	$1.671.039,5	(42,03)	$ 977.801,0	(59,04)	$2.882.586,1	0,72	$ 2.387.020,9	(0,54)
Títulos	16.381,3	237,17	12.540,0	224,31	4.858,5	(14,92)	3.866,6	(44,12)
	$1.687.420,8		$ 990.341,0		$2.887.444,6		$ 2.390.887,5	
Obligaciones								
Divisas	$1.628.444,5	(41,79)	$ 969.211,3	(59,53)	$2.797.729,5	(4,01)	$ 2.394.864,5	0,86
Títulos	16.405,5	239,12	12.510,6	223,67	4.837,6	(15,92)	3.865,2	(44,31)
	$1.644.850,0		$ 981.721,9		$2.802.567,1		$ 2.398.729,7	
Resultado promedio mensual	68.479,6	(15,88)	63.785,2	(10,37)	81.409,8	26,03	71.165,8	26,80

Corresponden al promedio de los saldos finales mensuales durante el semestre.

Los plazos mínimos y máximos oscilaron entre 3 y 365 días durante los ejercicios terminados el 30 de junio de 2010 y 31 diciembre de 2009.

No existían limitaciones, ni restricciones de ningún tipo para la ejecución de estos contratos.

7. CUENTAS POR COBRAR, NETO

	30 de junio de 2010	31 de diciembre de 2009
Otros intereses:		
Préstamos a empleados	$ 3,9	$ 4,1
Diversos	379,6	393,0
	$ 383,5	$ 397,1
Comisiones y honorarios	$ 1.494,6	$ 2.965,1
Pago por cuenta clientes comercial	$ 0,6	$ 0,7
Otras		
Dividendos y participaciones (1)	$ 12.645,6	$ 12.337,6
Arrendamientos	25,1	92,2
Venta de bienes y servicios (2)	43.651,0	57.900,9
Pagos por cuenta de clientes	97,9	149,7
Anticipos de contratos y proveedores (3)	4.026,9	4.032,8
Adelantos al personal	-	0,6
Impuesto a las ventas por pagar Débito	7.815,0	6.245,8
Diversos (4)	3.189,8	2.788,9
	$ 71.451,3	$ 83.548,5
Menos Provisión	(2.191,1)	(4.251,4)
	$ 71.138,9	$ 82.660,0

(1) A junio 30 de 2010 este rubro comprendía entre otros valores: Banco de Occidente S.A. $2.715,2, Mineros S.A $2.266,1, Leasing Corficolombiana S.A. $1.843,9, Aerocali $1.054,1, Gas Natural $2.324,7, Hoteles Estelar $632,7, Organización Pajonales S.A. $474,9, Unipalma $467,9. Fiduciaria de Occidente S.A. $362,9. Bolsa de Valores de Colombia $173,8. Al 31 de diciembre de 2009 este rubro comprende entre otros valores: Promigas $5.278,1, Hoteles Estelar $469,2, Epiandes S.A. $5.945,3, Fiduciaria de Occidente S.A. $154,8 y Mineros S.A. $392,0.

(2) A 30 de junio de 2010, este rubro comprendía entre otros valores: Venta a plazos inversión en Colombina S.A. $42.749,7 el saldo de ingreso diferido es de $31.632,9, Inversiones Gaviria Restrepo $823,8. A 31 de diciembre de 2009 este rubro comprende entre otros valores: Venta a plazos inversión en Colombina S.A. $56.999,7 esta transacción originó el registro de un ingreso diferido por valor de $42.176, Inversiones Gaviria Restrepo $823,8.

(3) Al 30 de junio de 2010 y 31 de diciembre de 2009 este rubro comprendía: Concesionaria Ruta del Sol S.A. $4.026,9.

(4) A 30 de junio de 2010, este rubro comprendía: Banco Bilbao Vizcaya Argentaria $501, Banco Colpatria $121,7, Laboratorios Franco Colombiano $50,9, Bancolombia $363,0, Bancoldex $59,3, Casa de Bolsa Sociedad Comisionista de Bolsa $8,6, Studio F Internacional $26,5. A 31 de diciembre este rubro comprende: Banco de Occidente S.A. $259,5, Fiduciaria Corficolombiana S.A. $46,4, Constructora Melendez S.A. $30,2, Banco Corficolombiana S.A. $13,6, Fundación Corficolombiana $9,0, Profesionales de Bolsa $29,0, Fiduciaria Corficolombiana - Metrotel Recursos $440,9, Promotora la Arbolada en Reestructuración $728,9, Colombiana de Comunicaciones $368,3, Banco Davivienda $247,9, Ingenio del Cauca S.A. $106,3, La Campana S.A. $78,2. Gas Comprimido del Perú $155,3.

Provisión para cuentas por cobrar –	30 de junio de 2010	31 de diciembre de 2009
Saldo inicial	$ 4.251,4	$ 3.406,7
Más:		
Provisión cargada a gastos de operación comercial	19,5	948,1
	4.270,9	4.354,8
Menos:		
Reintegros de provisión comercial	2.079,8	103,3
Ajuste a cuentas por cobrar	-	0,1
	$ 2.191,1	$ 4.251,4

8. BIENES REALIZABLES Y RECIBIDOS EN PAGO

Bienes recibidos en pago -

Bienes inmuebles	$ 15.413,2	$ 23.443,3
Bienes muebles	1.654,2	1.709,0
	$ 17.067,4	$ 25.152,3
Menos provisión	(13.365,2)	(19.743,5)
	$ 3.702,2	$ 5.408,8

Bienes no utilizados en el objeto social –

Terrenos	$ 585,9	$ 585,9

El detalle de los bienes recibidos en pago, de acuerdo con el tiempo de permanencia, es el siguiente:

	30 de junio de 2010				
	Entre 1 y 3 años	Entre 3 y 5 años	Más de 5 años	Total	Provisión
Inmuebles	$ 1.508,8	$ 317,2	$ 13.587,3	$ 15.413,3	$ 11.711.1
Muebles	-	-	1.654,1	1.654,1	1.654,1
	$ 1.508,8	$ 317,2	$ 15.241,4	$ 17.067,4	$ 13.365,2

FILE No. 823437

	31 de diciembre de 2009 Entre 1 y 3 años	Entre 3 y 5 años	Más de 5 años	Total	Provisión
Inmuebles	$ 1.683,0	$ 328,0	$ 21.432,3	$ 23.443,3	$ 18.034,5
Muebles	20,0	-	1.689,0	1.709,0	1.709,0
	$ 1.703,0	$ 328,0	$ 23.121,3	$ 25.152,3	$ 19.743,5

La administración considera que la inmovilización y materialidad de estos activos no producirá efectos negativos importantes sobre los estados financieros. Actualmente la Corporación adelanta las gestiones para la realización de estos bienes dentro de los plazos establecidos por la Superintendencia Financiera. En términos generales el estado de los bienes es bueno, para aquellos que han sufrido deterioro se han constituido las provisiones necesarias.

La Corporación tiene avalúos y pólizas de seguros de sus bienes.

Provisión para bienes recibidos en pago –	30 de junio de 2010	31 de diciembre de 2009
Saldo inicial	$ 19.743,5	$ 20.302,9
Más:		
Provisión cargada a gastos del ejercicio	67,6	109,7
	19.811,1	20.412,6
Menos:		
Reintegros de provisión	39,1	194,0
Utilización venta bienes recibidos en pago	2.005,9	475,1
Reclasificación a Derechos en Fideicomisos daciones en pago	4.400,9	-
	$ 13.365,2	$ 19.743,5

9. PROPIEDADES Y EQUIPO, NETO

Terrenos	$ 2.977,1	$ 2.978,0
Edificios	10.501,1	10.639,8
Equipo, muebles y enseres	8.740,8	8.744,0
Equipos de Computo	9.481,5	9.498,4
Vehículos	697,1	749,3
Equipo de movilización (ascensores)	360,7	360,7
	32.758,3	32.970,2
Depreciaciones		
Edificios	(7.461,7)	(7.336,4)
Equipo, muebles y enseres	(7.206,4)	(7.139,0)
Equipos de computo	(8.563,4)	(8.434,3)
Vehículos	(327,2)	(309,8)
Equipo de movilización y maquinaria	(52,6)	(43,6)
	(23.611,3)	(23.263,1)

	30 de junio de 2010	31 de diciembre de 2009
Provisiones	(277,1)	(284,0)
Total propiedades y equipo	$ 8.869,9	$ 9.423,1
Valorizaciones	$ 24.145,6	$ 23.050,3

La depreciación total registrada durante el primer semestre de 2010 fue de $645,2 y en el segundo semestre de 2009 fue de $698,7.

La Corporación ha mantenido medidas necesarias para la conservación y protección de sus activos. Al 30 de junio de 2010 y 31 de diciembre 2009 existían pólizas de seguros para cubrir riesgos de sustracción, incendio, terremoto, asonada, motín, explosión, erupción volcánica, baja tensión, predios, pérdida o daños a oficinas y vehículos.

La Corporación cuenta con avalúos de sus bienes inmuebles y no existen hipotecas o reservas de dominio sobre los mismos, ni han sido cedidos en garantía prendaria.

10. OTROS ACTIVOS

Aportes permanentes - Para el primer semestre de 2010 y segundo semestre de 2009, existían aportes permanentes en clubes sociales por $98,2.

Gastos anticipados y cargos diferidos - El movimiento de los gastos anticipados y los cargos diferidos durante el primer semestre de 2010 fue el siguiente:

	Junio de 2010	Cargos	Amortización	Diciembre de 2010
Gastos anticipados				
Intereses	$ 0,2	$ 1,5	$ 1,5	$ 0,2
Seguros	102,4	208,9	11,6	299,7
Arrendamientos	57,2	57,2	114,4	-
Mantenimiento programas para computador	240,4	164,9	306,8	98,5
Otros	39,5	105,0	114,1	30,4
Cargos diferidos:				
Remodelación	159,6	110,3	111,6	158,3
Programas para computador software	794,3	501,9	485,2	811,0
Útiles y papelería	31,5	66,6	58,4	39,7
Mejoras a propiedades tomadas en arriendo	109,8	36,6	-	146,4
Impuestos	68,9	46,9	115,8	-
Contribuciones y afiliaciones	7,3	406,3	384,6	29,0
	$ 1.611,1	$ 1.706,1	$ 1.704,0	$ 1.613,2

FILE No. 823437

Otros -

	30 de junio de 2010	31 de diciembre de 2009
Créditos a empleados	$ 1.650,4	$ 1.785,0
Depósitos en garantía	30,0	30,0
Depósitos en contratos de futuros	-	9.373,2
Bienes de arte y cultura	266,8	266,8
Derechos en fideicomiso (1)	47.554,4	41.622,0
Diversos (2)	13.161,1	5.096,4
	$ 62.662,7	$ 58.173,4

(1) Derechos en fideicomisos

Fideicomiso para desarrollo inmobiliario	$ 23.732,0	$ 23.737,0
Fideicomiso de administración de cartera (*)	859,5	431,7
Fideicomiso bienes realizables y recibido en pago	20.551,7	15.572,0
Fideicomiso de propiedad y equipo	875,5	345,6
Otros Fideicomisos	1.535,7	1.535,7
	$ 47.554,4	$ 41.622,0

(*) Corresponde al Patrimonio Autónomo B producto de la cesión de Activos al Banco de Bogotá.

(2) A junio 30 de 2010 este rubro comprendía entre otros valores: Retención en la Fuente $7.237,9, sobrantes anticipos y retenciones $5.906,9, Caja Menor $3,0, Anticipo de Industria y Comercio $15,0. A diciembre 31 de 2009 este rubro comprendía entre otros valores: Sobrantes de Anticipos y Retenciones $5.077,3, Caja Menor $3,0, Anticipo de Industria y Comercio $16,0

Calificación créditos a empleados - El siguiente es el detalle de la calificación de los Créditos de Empleados y Ex - empleados:

	30 de junio de 2010				
	Vivienda consumo	Intereses	Total	Provisión	Garantías
Calificación créditos de empleados					
A- Normal	$ 1.467,3	$ 2,8	$ 1.470,1	$ 14,7	$ 1.796,1

Calificación créditos a ex - empleados

	Vivienda consumo	Intereses	Total	Provisión	Garantías
A- Normal	$ 150,3	$ 1,1	$ 151,4	$ 1,5	$ 201,0
C- Apreciable	15,0	-	15,0	0,2	17,1
D- Crédito Significativo	0,6	-	0,6	-	0,7
E- Irrecuperable	17,2	-	17,2	11,7	15,6
	183,1	1,1	184,2	13,4	234,4
	$ 1.650,4	$ 3,9	$ 1.654,3	$ 28,1	$ 2.030,5

Calificación créditos a empleados –

	31 de diciembre de 2009				
	Vivienda consumo	Intereses	Total	Provisión	Garantías
Calificación créditos de empleados					
A- Normal	$ 1.472,9	$ 2,5	$ 1.475,4	$ -	$ 3.853,7

Calificación créditos a ex – empleados

	Vivienda consumo	Intereses	Total	Provisión	Garantías
A- Normal	$ 240,4	$ 1,0	$ 241,4	$ -	$ 473,8
B- Aceptable	37,3	0,6	37,9	0,1	74,7
C- Apreciable	17,0	-	17,0	0,2	23,0
D- Crédito Significativo	6,0	-	6,0	0,3	7,6
E- Irrecuperable	11,4	-	11,4	11,9	0,3
	$ 312,1	$ 1,6	$ 313,7	$ 12,5	$ 579,4
	$ 1.785,0	$ 4,1	$ 1.789,1	$ 12,5	$ 4.433,1

Provisión otros activos –

	30 de junio de 2010	31 de diciembre de 2009
Saldo inicial	$ 22.700,5	$ 22.823,3
Más:		
Provisión cargada a gastos del ejercicio	28,7	22,0
Traslado de bienes recibidos en pago provisión	4.400,9	-
	27.130,1	22.845,3
Menos:		
Reintegros de provisión otros activos	0,1	29,3
Utilización en venta derechos fideicomisos bienes recibidos en pago.	-	115,5
Saldo final	$ 27.130,0	$ 22.700,5

11. DEPÓSITOS Y EXIGIBILIDADES

Certificados de depósito a término		
Emitidos a menos de 6 meses	$ 343.267,0	$ 380.407,9
Emitidos igual a 6 meses y menos de 12 meses	396.112,3	395.544,0
Emitidos igual o superior a 12 meses	580.067,3	313.403,8
	$ 1.319.446,6	$ 1.089.355,7

FILE No. 823437

	30 de junio de 2010	31 de diciembre de 2009
Cuentas de ahorro	$ 197.365,2	$ 168.710,7

	30 de junio de 2010	31 de diciembre de 2009
Depósitos especiales	$ 49,8	$ 217,5
Exigibilidades servicios bancarios	272,6	286,1
Bancos y Corresponsales	235,1	-
	$ 557,5	$ 503,6

12. POSICIONES PASIVAS EN OPERACIONES DE MERCADO

	30 de junio de 2010	31 de diciembre de 2009
Fondos Interbancarios comprados	$ 237.424,7	$ 184.021,8
Compromisos de transferencia en operaciones repo cerrado	329.507,0	296.879,3
Compromisos de transferencias en operaciones simultáneas	789.283,9	867.050,4
Compromisos Originados en Posiciones en cortos de operaciones simultáneas	930.732,2	679.208,4
	$ 2.286.947,8	$ 2.027.159,9

Las tasas utilizadas en estas operaciones para los semestres terminados el 30 de junio de 2010 y 31 de diciembre de 2009, oscilaron entre el 3,8% y 2,5% y entre 3,55% y 2,0%, respectivamente.

Sobre los montos anteriores no existían restricciones ni limitaciones.

13. CUENTAS POR PAGAR - OTRAS

	30 de junio de 2010	31 de diciembre de 2009
Industria y comercio	$ 10,4	$ 92,4
Timbres	3,4	4,2
Sobretasas y otros	5.074,9	-
Arrendamientos	364,9	454,8
Contribución sobre transacciones	0,4	-
Promitentes compradores	195,0	348,5
Proveedores	515,0	1.426,7
Retenciones y aportes laborales	1.641,7	717,0
Cheques girados y no cobrados	162,1	150,9
Diversas (1)	1.670,4	1.059,1
	$ 9.638,2	$ 4.253,6

(1) Al 30 de junio de 2010 este rubro comprendía entre otros valores: Fundación Endesa Colombia $325,3, Banco Bilbao Vizcaya Argentaria Colombia $303,7, Fondo de Pensiones Obligatorias Protección $295,9, Barclays Bank PLC Londres $121,7, Ingenio del Cauca $74,4. A diciembre de 2009, este rubro comprendía entre otros valores Banco de Crédito $272,0, Citibank $156,5, Ingenio del Cauca $150,7, Banco de Bogotá $85,0, Fiducolombia Pago Procampo $84,3.

14. OTROS PASIVOS

Al 31 de diciembre y 30 de junio la cuenta se componía principalmente de:

Obligaciones laborales consolidadas –

	30 de junio de 2010	31 de diciembre de 2009
Cesantías consolidadas	$ 225,5	$ 329,4
Intereses sobre cesantías	13,2	0,7
Vacaciones consolidadas	1.484,4	1.314,0
Otras prestaciones sociales	305,8	310,7
	$ 2.028,9	$ 1.954,8

Pensiones de jubilación - El cálculo actuarial se elaboró de acuerdo con lo establecido en el Decreto 2984 de 2009, que modificó el Decreto 2783 de 2001, teniendo en cuenta una Tasa DANE del 6,48% y una Tasa real del 4,80%.

Hace parte del cálculo actuarial una persona (hombre), el cual es pensionado directo de la Corporación.

El cálculo actuarial se encuentra totalmente amortizado:

Monto total del cálculo actuarial	$ 1.324,5	$ 1.291,6
Valor pensiones causadas durante el semestre	-	23,7
Porcentaje de amortización	100%	100%

Ingresos anticipados y abonos diferidos - El movimiento de los ingresos anticipados y abonos diferidos por los semestres terminados al 30 de junio de 2010 y 31 de diciembre de 2009, es el siguiente:

Ingresos anticipados –

	Junio de 2010	Cargos	Abonos	Diciembre de 2009
Comisiones	$ 1.636,9	$ 1.349,2	$ 1.896,0	$ 1.090,1
	$ 1.636,9	$ 1.349,2	$ 1.896,0	$ 1.090,1
Abonos diferidos –				
Utilidad en venta de activos (*)	$ 31,632,1	$ 10.544,0	$ -	$ 42.176,1
Patrimonio autónomo B por amortizar	584,5	1.285,8	1.713,5	156,8
Otros Abonos diferidos	-	49,3	-	49,3
	$ 32.216,6	$ 11.879,1	$ 1.713,5	$ 42.382,2
Total ingresos anticipados y abonos diferidos	$ 33.853,5	$ 13.228,3	$ 3.609,5	$ 43.472,3

La reserva no podrá destinarse al pago de dividendos ni cubrir gastos o pérdidas durante el tiempo en que la Corporación tenga utilidades no repartidas.

También se registra como reserva legal la prima en colocación de acciones, correspondiente a la diferencia entre el valor pagado por la acción y su valor nominal.

Al 30 de junio de 2010 y 31 de diciembre de 2009 la reserva legal era de $788.422,1 y $656.729,4, respectivamente.

Estatutarias y ocasionales - El siguiente era el detalle de las reservas estatutarias y ocasionales al 30 de junio de 2010 y 31 de diciembre de 2009:

	30 de junio de 2010	31 de diciembre de 2009
Reserva valoración de inversiones negociables (1)	$ 731.975,8	$ 421.769,3
Otras reservas a disposición de la asamblea para futuros repartos	112.096,9	152.165,9
	$ 844.072,7	$ 573.935,2

(1) De acuerdo con disposiciones legales se debe efectuar una reserva para las utilidades obtenidas por la aplicación de sistemas especiales de valoración de inversiones a precios de mercado y que no se haya realizado fiscalmente el ingreso.

18. GANANCIAS O (PÉRDIDAS) NO REALIZADAS EN INVERSIONES DISPONIBLES PARA LA VENTA

Títulos participativos:

Mineros S.A.	$ 59.395,1	$ 51.719,4
Bolsa de Valores de Colombia	10.730,9	6.774,3
	70.126,0	58.493,7
Títulos de deuda	46.038,1	42.051,0
	$ 116.164,1	$ 100.544,7

En el segundo semestre de 2009, la Corporación realizó un ingreso por ganancias no realizadas de Promigas por cambio de bursatilidad por $260.834,8. En agosto de 2009, la inversión que la Corporación posee en Promigas E.S.P. fue reclasificada de Disponible para la Venta "media bursatilidad" a "baja bursatilidad", debido al cambio de bursatilidad informado por la Superintendencia Financiera en su Carta Circular 061 de agosto 11 de 2009. Dicha reclasificación originó un efecto neto de ingresos en el estado de resultados por $260.834,8. Lo anterior se efectuó en cumplimiento de lo establecido en el numeral 6.2 del capítulo I de la Circular Externa 100 de la Superintendencia Financiera. La reclasificación fue informada a la Superintendencia Financiera.

En septiembre 3 de 2009, la Corporación tomo la decisión de reclasificar a Tableros y Maderas de Caldas S.A. de Inversión Disponible para la venta a Inversión Negociable. Esta reclasificación generó el registro de un ingreso por $12.106,4 que se contabilizó en el estado de resultados bajo el rubro de ganancias realizadas. Esta reclasificación fue informada a la Superintendencia Financiera y el reconocimiento del ingreso antes indicado se realizó fundamentado en el literal a) del numeral 4.2 del Capítulo I de la Circular Externa 100 de 1995.

19. CUENTAS CONTINGENTES

Acreedoras –

	30 de junio de 2010	31 de diciembre de 2009
Valores recibidos en operaciones repos y simultáneas	$ 163.746,6	$ 30.195,0
Garantías bancarias	130.335,8	148.841,8
Obligaciones en opciones	1.981,5	208.5
Por litigios estipulados en moneda legal (*)	116.247,7	45.758,7
Otras contingencias	5.919,5	6.882,0
	$ 418.231,1	$ 231.886,0

(*) Corresponde a contingencias pasivas derivadas de procesos judiciales en contra, cuyo fallo adverso es de ocurrencia remota de acuerdo al concepto del área jurídica de la Corporación.

Deudoras –

	30 de junio de 2010	31 de diciembre de 2009
Valores entregados en operaciones repo y simultáneas	$ 1.110.662,3	$ 1.305.783,4
Valores en operaciones simultáneas	59.832,1	-
Derechos en opciones	-	180,0
Pérdidas Fiscales por amortizar	46.336,9	-
Exceso renta presuntiva sobre líquida ordinaria	180.746,3	154.713,0
Otras contingencias	2.146,6	2.050,5
	$ 1.399.724,2	$ 1.462.726,9

20. CUENTAS DE ORDEN

Deudoras –

	30 de junio de 2010	31 de diciembre de 2009
Bienes y valores entregados en custodia	$ 155.624,5	$ -
Bienes y valores entregados en garantía	18.603,0	-
Valorización de bienes recibidos en pago	23.091,8	21.897,6
Remesas y otros efectos enviados al cobro	43.587,2	46.573,6
Cheques negociados impagados	4.673,9	4.991,3
Activos castigados	204.700,9	209.367,3
Ajustes por inflación activos	54.076,1	54.441,4
Distribución capital suscrito y pagado	1.770,6	1.713,2
Cuentas por cobrar dividendos Inversiones Negociables	7.774,8	-
Dividendos derechos en especie por revalorización	1.238,7	2.297,7
Propiedades y equipo totalmente depreciados	14.820,1	14.652,6
Valor fiscal de los activos	5.896.785,9	3.445.034,5
Inversión en títulos garantizados por la Nación	746.962,1	828.027,8
Títulos aceptados por los establecimientos de crédito	44.498,7	90.430,3
Títulos para mantener hasta el vencimiento	56.539,6	55.243,5
Títulos disponibles para la venta - Deuda	1.220.265,2	917.055,5
Operaciones reciprocas	581.565,9	371.684,2
Otras	201.330,2	282.770,2
	$ 9.277.909,2	$ 6.346.180,7

FILE No. 823437

Acreedoras –

	30 de junio de 2010	31 de diciembre de 2009
Bienes y valores recibidos en custodia	$ 564,6	$ 375,2
Bienes y valores recibidos en garantía para futuros créditos	41.036,1	54.494,6
Garantías pendientes de cancelar	41.640,8	29.132,8
Bienes y valores recibidos en garantía-garantías idónea	2.357,0	2.605,3
Bienes y valores recibidos en garantía-Otras garantías	1,0	1,0
Cobranzas recibidas	1.430,5	1.528,5
Ajustes por inflación patrimonio	316.334,8	316.334,8
Capitalización por revalorización del patrimonio	316.334,8	316.334,8
Rendimientos inversiones negociables títulos deuda	101.161,4	126.153,2
Dividendos decretados inversiones negociables	28.471,3	98,1
Valor fiscal del patrimonio	2.523.646,3	1.970.705,8
Calificación cuentas por cobrar	45.229,0	60.964,4
Calificación cartera de empleados	1.650,4	1.785,0
Operaciones reciprocas	280.428,1	133.462,3
Otras	2.468,0	2.472,0
	$ 3.702.754,1	$ 3.016.447,8

21. OPERACIONES CON PARTES RELACIONADAS

Se consideran partes relacionadas los principales accionistas, que poseen el diez por ciento (10%) o más del capital social o cuando teniendo menos, existan operaciones que representen más del cinco por ciento (5%) del patrimonio técnico. Igualmente, se consideran partes relacionadas los miembros de la Junta Directiva y las empresas donde la Corporación posee inversiones superiores al cincuenta por ciento (50%) o existen intereses económicos, administrativos o financieros.

a. *Operaciones con accionistas*

Disponible		
Banco de Bogotá S. A.	$ 131.766,7	$ 65.202,2
Banco de Occidente S. A.	11.312,2	26.753,2
Inversiones:		
Banco de Occidente S. A.	86.616,8	5.553,7
Cuentas por cobrar		
Banco de Bogotá S.A.	-	2,2
Banco de Occidente S. A.	2.951,4	328,2
Valorizaciones:		
Banco de Occidente S. A.	194.658,8	4.137,6

	30 de junio de 2010	31 de diciembre de 2009
Derechos de recompra inversiones negociables:		
Leasing Corficolombiana S. A	-	1.042,0
Leasing de Occidente S.A.	-	5.025,0
Derechos operaciones fw de venta:		
Seguros Alfa S.A.	459,1	-
Seguros de Vida Alfa S.A.	1.450,9	-
Obligaciones de Fw venta:		
Seguros Alfa S.A.	459,1	-
Seguros de Vida Alfa S.A.	1.450,9	-
Cuentas por cobrar intereses:		
Leasing de Occidente S.A.	-	93,9
Cuentas por cobrar comisiones:		
Casa de Bolsa Sociedad Comisionista de Bolsa S.A.	-	99,4
Fiduciaria Corficolombiana S.A.	-	28,2
Leasing Corficolombiana S.A.	-	183,8
Cuentas por cobrar dividendos:		
Fiduciaria de Occidente S.A.	362,9	154,8
Leasing Corficolombiana S.A.	1.843,9	-
Cuentas por cobrar arrendamientos:		
Fiduciaria Corficolombiana S.A.	-	66,6
Leasing Corficolombiana S.A.	-	7,8
Cuentas por cobrar diversas:		
Banco Corficolombiana Panamá S.A.	-	19,9
Casa de Bolsa Sociedad Comisionista de Bolsa S.A.	-	5,3
Fiduciaria Corficolombiana S.A.	0,9	34,5
Gastos Anticipados		
Seguros de Vida Alfa S.A.	7,3	-
Cargos diferidos:		
A.T.H. A Toda Hora S.A.	68,8	69,5
Valorizaciones:		
Banco Av Villas	2,7	12,9

FILE No. 823437

	30 de junio de 2010	31 de diciembre de 2009
Banco Corficolombiana Panamá S.A.	802,4	2.209,9
Casa de Bolsa Sociedad Comisionista de Bolsa S.A.	137,7	94,6
Leasing Corficolombiana S. A	5.244,5	6.721,3
Leasing de Occidente S.A.	-	25.156,3
Fiduciaria Corficolombiana S.A.	13.842,2	14.210,8
Fiduciaria de Occidente S.A.	1.523,2	1.730,0
Desvalorizaciones:		
Banco Av Villas	1,4	-
Depósitos de ahorro:		
Fiduciaria Corficolombiana S.A.	351,8	70,5
Casa de Bolsa Sociedad Comisionista de Bolsa	4,2	6,1
Leasing Corficolombiana S. A	387,5	549,6
Leasing de Occidente S.A.	-	650,4
Fondos interbancarios:		
Banco Corficolombiana Panamá S.A.	-	3.679,6
Compromisos de Transferencia En Operaciones Repo Cerrado		
Leasing Corficolombiana S. A	8.250,0	15.491,5
Cuentas por pagar dividendos:		
Banco Popular	3.259,0	3.032,3
Proveedores:		
Fidubogota S.A.	1,8	1,7
Leasing de Occidente S.A.	-	35,9
Casa de Bolsa Sociedad Comisionista de Bolsa	-	94,0
Superávit por valorizaciones:		
Banco Av Villas	2,7	12,9
Banco Corficolombiana Panamá S.A.	802,4	2.209,8
Casa de Bolsa Sociedad Comisionista de Bolsa	137,7	94,6
Leasing Corficolombiana S. A	5.244,5	6.721,2
Leasing de Occidente S.A.	-	25.156,2
Fiduciaria Corficolombiana S.A.	13.842,2	14.210,8
Fiduciaria de Occidente S.A.	1.523,2	1.730,0

	30 de junio de 2010	31 de diciembre de 2009
Superávit por desvalorizaciones		
Banco Av Villas	1,4	-
Ingresos utilidad en valoración de inversiones:		
Leasing Corficolombiana S. A	122,9	121,4
Leasing de Occidente S.A.	-	272,1
Fiduciaria Corficolombiana S.A.	5,6	-
Banco Corficolombiana Panamá S.A.	2,7	64,1
Ingresos comisiones y/o honorarios:		
Casa de Bolsa Sociedad Comisionista de Bolsa	529,0	326,4
Leasing Corficolombiana S. A	902,8	944,4
Fiduciaria Corficolombiana S.A.	331,6	384,6
Ingresos utilidad en valoración de derivados:		
Almaviva	17,1	-
Casa de Bolsa Sociedad Comisionista de Bolsa	233,3	580,3
Fiduciaria Corficolombiana S.A.	6,5	129,4
Ingresos dividendos		
Banco Corficolombiana	1.411,0	-
Leasing Corficolombiana S. A	6.760,3	5.246,0
Fiduciaria Corficolombiana S.A.	5.861,0	7.866,6
Banco Av Villas	8,8	2,7
Leasing de Occidente S.A.	-	9.921,1
Fiduciaria de Occidente S.A.	725,9	464,4
Ingresos arrendamientos:		
Banco Corficolombiana Panamá S.A.	7,2	7,2
Leasing Corficolombiana S. A	120,9	118,9
Fiduciaria Corficolombiana S.A.	122,0	127,5
Ingreso - Recuperaciones:		
Banco Corficolombiana Panamá S.A.	13,7	17,2
Fiduciaria Corficolombiana S.A.	45,2	49,1
Leasing Corficolombiana S.A.	13,4	26,2
Otros- Intereses		
Leasing Corficolombiana S.A.	2,3	-

	30 de junio de 2010	31 de diciembre de 2009
Gastos intereses:		
Leasing Corficolombiana S. A	23,4	195,1
Leasing de Occidente S.A.	-	945,8
Fiduciaria Corficolombiana S.A.	29,9	12,1
Banco Corficolombiana Panamá S.A.	-	4,5
Otros Intereses - Prima		
Leasing Corficolombiana S. A	207,4	-
Banco Corficolombiana Panamá S.A.	2,8	-
Gastos comisiones:		
Casa de Bolsa Sociedad Comisionista de Bolsa	1.184,9	88,0
Fidubogota S.A.	9,3	9,9
Fiduciaria Corficolombiana S.A.	2,2	2,2
Gastos de personal:		
Seguros de Vida Alfa S.A	31,7	30,7
A.T.H. A Toda Hora S.A.	0,5	26,7
Perdida en valoración de derivados:		
Casa de Bolsa Sociedad Comisionista de Bolsa	208,6	552,6
Fiduciaria Corficolombiana S.A.	15,7	714,9
Gastos honorarios:		
Casa de Bolsa Sociedad Comisionista de Bolsa	-	141,0
Gastos arrendamientos:		
Leasing Corficolombiana S. A	53,6	105,9
Leasing de Occidente S.A.	-	655,9
Gastos seguros:		
Seguros Alfa S.A.	-	26,9
Gastos mantenimiento y reparaciones:		
A.T.H. A Toda Hora S.A.	19,8	-
Gastos por amortizaciones:		
A.T.H. A Toda Hora S.A.	14,8	-

	30 de junio de 2010	31 de diciembre de 2009
Gastos diversos		
A.T.H. A Toda Hora S.A.	6,6	-
Leasing Corficolombiana S.A.	27,1	
Cuentas de orden deudoras:		
Banco Corficolombiana Panamá	9.396,6	9.050,3
Banco AvVillas	271,1	246,7
Casa de Bolsa Sociedad Comisionista de Bolsa	13.703,2	14.481,0
Fiduciaria Corficolombiana S.A.	56.057,2	60.293,5
Fiduciaria Bogotá S.A.	4,6	9,9
Fiduciaria de Occidente S.A.	4.708,1	4.812,2
A.T.H. A Toda Hora S.A.	27,4	96,2
Leasing Corficolombiana S. A.	93.420,4	81.883,3
Leasing de Occidente S.A.	-	248.478,3
Seguros Alfa S.A.	-	26,9
Seguros de Vida alfa S.A.	15,8	30,7
Valores de Occidente S.A.	44,6	-
Banco Popular S.A.	97,6	94,4
Cuentas de orden acreedoras:		
Fiduciaria Corficolombiana S. A.	16.967,8	22.838,8
Fiduciaria Bogotá S.A.	1,8	1,7
Fiduciaria de Occidente S.A.	2.053,4	2.194,4
Casa de Bolsa Sociedad Comisionista de Bolsa	291.366,9	1.101,5
Leasing Corficolombiana S. A.	24.646,4	29,220,8
Leasing de Occidente S.A.	-	36.387,1
Almaviva	38,1	-
Banco Corficolombiana Panamá	1.492,5	5.978,1
Banco Popular S.A.	6.518,0	3.032,3
Banco AvVillas	30,4	15,7
Seguros de Vida Alfa	5,5	-
A Toda Hora	10,5	-

La operaciones recíprocas celebradas con vinculados del sector financiero se encontraban registradas a precios de mercado.

c. ***Operaciones con compañías vinculadas del sector real*** FILE No. 823437

	30 de junio de 2010	31 de diciembre de 2009
Inversiones disponibles para la venta títulos de deuda:		
Promotora y Comercializadora Turística Santamar S.A.	550,7	-
Inversiones disponibles para la venta títulos participativos:		
Colombiana de Licitaciones y Concesiones Ltda.	22.235,0	22.235,0
Concesionaria Vial de los Andes	92,8	92,8
Estudios Proyectos e Inversiones de los Andes S.A.	40.980,3	40.980,3
Estudios y Proyectos del Sol S.A.	15.496,8	9.014,2
Gas Comprimido del Perú	7.439,6	7.949,4
Hoteles Estelar S.A	55.033,0	51.883,5
Industrias Lehner S.A.	12.652,9	12.652,9
Mavalle S.A.	257,2	257,2
Organización Pajonales S.A.	37.880,2	36.853,2
Pizano S.A. En Restructuración	30.951,8	30.951,8
Promotora y Comercializadora Turística Santamar S.A.	9.500,2	9.500,2
Proyectos de Infraestructura S.A.	68.375,8	68.375,8
Unipalma S.A.	17.277,9	17.277,9
Valora S.A.	29.576,9	29.576,9
Valle Bursátiles	31,1	31,1
Tejidos Sintéticos de Colombia S.A.	16.097,0	15.688,9
Provisión inversiones:		
Industrias Lehner S.A.	(5.061,1)	(2.530,6)
Cuentas por cobrar comisiones:		
Comisiones	294,0	-
Gas Comprimido del Perú	263,2	281,3
Cuentas por cobrar dividendos:		
Estudios Proyectos e Inversiones de los Andes S.A.	-	5.945,3
Hoteles Estelar S.A.	632,7	469,2
Organización Pajonales S.A.	475,0	-
Unipalma S.A.	468,0	-
Cuentas por cobrar arrendamientos:		
Hoteles Estelar S.A.	4,0	3,9

	30 de junio de 2010	31 de diciembre de 2009
Cuentas por cobrar honorarios:		
Hoteles Estelar S.A.	-	14,1
Industrias Lehner S.A.	14,2	14,1
Proyectos de Infraestructura S.A	-	11,3
Unipalma	-	11,3
Cuentas por cobrar diversas:		
Gas Comprimido del Perú	155,3	155,3
Organización Pajonales S.A.	8,1	-
Valora S.A.	-	0,4
Valorizaciones:		
Colombiana de Licitaciones y Concesiones Ltda.	8.556,9	10.745,0
Concesionaria Vial de los Andes	212,3	177,8
Estudios Proyectos e Inversiones de los Andes S.A.	42.774,0	38.326,5
Hoteles Estelar S.A	92.228,8	91.978,1
Mavalle S.A.	137,3	121,3
Organización Pajonales S.A.	71.972,5	73.847,4
Pizano S.A. En Restructuración	34.517,6	28.920,6
Promotora y Comercializadora Turística Santamar S.A.	2.320,1	1.696,0
Proyectos de Infraestructura S.A.	42.471,2	42.215,4
Unipalma S.A.	32.312,6	31.549,3
Valora S.A.	1.576,3	5,693,2
Tejidos Sintéticos de Colombia S.A.	5.122,1	5.707,2
Valle Bursátiles S.A.	8,9	8,9
Certificados de depósito a término:		
Estudios Proyectos e Inversiones de los Andes S.A.	57,3	221,6
Promotora y Comercializadora Turística Santamar S.A.	-	237,0
Depósitos de ahorro:		
Colombiana de Licitaciones y Concesiones Ltda	14,7	232,5
Estudios Proyectos e Inversiones de los Andes S.A.	140,5	317,8
Estudios y Proyectos del Sol S.A.	4,5	5,7
Valora S.A.	2,3	2,3

	30 de junio de 2010	31 de diciembre de 2009
Contratos Forwards de Especulación:		
Unipalma S.A.	27,5	-
Cuentas por pagar intereses		
Estudios Proyectos e Inversiones de los Andes S.A.	-	1,4
Promotora y Comercializadora Turística Santamar S.A.	-	0,4
Proveedores:		
Hoteles Estelar S.A	-	34,0
Ingresos anticipados:		
Gas Comprimido del Perú	38,3	114,8
Ingresos utilidad en venta de inversiones por incremento en el valor presente		
Promotora y Comercializadora Turística Santamar S.A.	0,3	-
Ingresos utilidad en venta de inversiones por disminución en el valor presente		
Promotora y Comercializadora Turística Santamar S.A.	(5,9)	-
Ingresos utilidad en valoración de inversiones:		
Promotora y Comercializadora Turística Santamar S.A.	-	51,2
Ingresos comisiones y/o honorarios:		
Colombiana de Licitaciones y Concesiones Ltda.	659,7	147,4
Estudios Proyectos e Inversiones de los Andes S. A.	23,1	22,4
Concesionaria Vial de los Andes S.A.	500,0	-
Gas Comprimido del Perú	57,4	-
Hoteles Estelar S.A	-	13,5
Industrias Lehner S.A.	-	13,5
Organización Pajonales S.A.	-	13,5
Proyectos de Infraestructura S.A.	-	10,8
Unipalma S.A.	-	10,8
Tejidos Sintéticos de Colombia S.A.	-	8,6

	30 de junio de 2010	31 de diciembre de 2009
Ingresos utilidad en valoración de derivados:		
Unipalma S.A.	4,7	-
Ingresos dividendos:		
Colombiana de Licitaciones y Concesiones Ltda.	2.188,9	2.644,6
Estudios Proyectos e Inversiones de los Andes S.A.	17.577,5	21.731,1
Hoteles Estelar S.A	5.068,2	4.855,9
Organización Pajonales S.A.	1.502,0	-
Proyectos de Infraestructura S.A.	24.080,0	21.070,0
Unipalma S.A.	1.404,0	1.483,4
Valora S.A.	524,0	326,2
Concesionaria Vial de los Andes	76,0	93,7
Ingresos arrendamientos:		
Estudios Proyectos e Inversiones de los Andes S.A.	27,1	26,5
Hoteles Estelar S.A	22,3	22,2
Ingresos no operacionales recuperaciones		
Estudios y Proyectos del Sol S.A.	1,5	-
Valora S.A.	2,1	2,6
Ingresos – Diversos		
Colombiana de Licitaciones y Concesiones Ltda.	0,3	-
Gas Comprimido del Perú	19,1	-
Industrias Lehner	0,6	-
Organización Pajonales S.A.	62,4	-
Gastos intereses:		
Colombiana de Licitaciones y Concesiones Ltda.	2,0	15,1
Estudios Proyectos e Inversiones de los Andes S.A.	6,2	-
Promotora y Comercializadora Turística Santamar S.A.	2,2	6,5
Estudios y Proyectos del Sol S.A.	0,1	0,1
Gastos de personal:		
Hoteles Estelar S.A.	-	4,2

	30 de junio de 2010	31 de diciembre de 2009
Pérdida en valoración de derivados:		
Unipalma S.A.	53,9	4,2
Gastos diversos:		
Hoteles Estelar S.A	30,7	89,2
Mavalle S.A.	0,3	-
Organización Pajonales S.A.	-	817,7
Valora S.A.	-	113,7
Garantías Bancarias		
Gas Comprimido del Perú	5,0	-
Cuentas de orden deudoras:		
Colombiana de Licitaciones y Concesiones Ltda.	2.978,9	4.367,1
Estudios, Proyectos e Inversiones de los Andes S.A.	18.859,2	37.227,6
Hoteles Estelar S. A.	19.547,6	23.474,5
Organización Pajonales S.A.	7.698,8	8.696,8
Pizano S.A. en Restructuración	1.836,0	1.836,0
Plantaciones Unipalma de los Llanos S. A.	2.272,9	3.474,1
Promotora y Comercializadora Turística Santamar S. A.	80,8	80,8
Proyectos de Infraestructura S. A.	26.377,9	40.407,2
Tejidos Sintéticos de Colombia S. A.	1.840,2	1.432,9
Concesionaria Vial de los Andes S.A.	76,0	152,3
Valle Bursátiles	1,7	-
Valora S. A.	4.337,5	4.424,5
Cuentas de orden acreedoras:		
Promotora y Comercializadora Turística Santamar S. A.	5,0	22,7
Concesionaria Vial de los Andes S.A.	-	286,8

d. *Operaciones celebradas con miembros de la Junta Directiva y Representantes Legales*

30 de junio de 2010

	Junta Directiva	Representantes Legales
Activos	$ -	$ 21,8
Pasivos	278,4	0,4
Ingresos	-	-
Gastos	60,4	1.651,9

31 de diciembre de 2009

	Junta Directiva	Representantes Legales
Activos	$ -	$ 31,2
Pasivos	279,5	257,3
Ingresos	-	1,0
Gastos	59,2	1.213,4

e. ***Operaciones Celebradas con Accionistas que poseían menos del 10% del Capital, que tuvieron operaciones mayores al 5% del patrimonio técnico a junio 30 de 2010 $88.718,0***

% Part.	Nit	Accionista	Tipo	Oper.	Derechos	Obligación
2,21%	800.224.827	Ing. Fondo de Pensiones	Forward	Compra	$ 95.487,1	$ 95.309,4
11,74%	800.229.739	Fondo de Pensiones Obligatorias Protección	Forward	Compra	339.509,5	345.070,2
0,03%	860.002.183	Seguros de Vida Colpatria	Forward	Compra	89.533,6	93.389,3

f. ***Operaciones Celebradas con Accionistas que poseían menos del 10% del Capital, que tuvieron operaciones mayores al 5% del patrimonio técnico a diciembre 30 de 2009 $72.394,6***

% Part.	Nit	Accionista	Tipo	Oper.	Derechos	Obligación
0,38%	800.170.494	Fondo de Cesantías Protección	Forward	Venta	$ 74.989,3	$ 76.016,9
4,49%	800.224.827	Ing. Fondo de Pensiones	Forward	Compra	81.698,3	80.444,2
5,64%	800.227.490	Fondo de Pensiones Obligarotias Colfondos	Forward	Compra	85.308,0	88.935,3
11,74%	800.229.739	Fondo de Pensiones Obligatorias Protección	Forward	Compra	318.440,0	306.708,5
6,47%	800.231.967	Fondo de pensiones Horizonte	Forward	Compra	104.760,6	100.330,3

22. INGRESOS OPERACIONALES

	30 de junio de 2010	31 de diciembre de 2009
Dividendos y participaciones:		
Epiandes S.A.	$ 17.577,5	$ 21.731,1
Proyectos de Infraestructura S.A.	24.080,0	21.070,0
Proenergia Internacional S.A.	9.791,2	-
Leasing Corficolombiana S.A.	6.760,4	5.246,0
Leasing de Occidente S.A.	-	9.921,1
Valora S.A.	524,0	326,2
Organización Pajonales	1.502,0	-
Concecol Ltda.	2.188,9	2.644,9

FILE No. 823437

	30 de junio de 2010	31 de diciembre de 2009
Banco de Occidente S.A.	2.817,6	-
Banco Panamá Corficolombiana	1.411,0	-
Fiduciaria Corficolombiana S.A.	5.861,0	7.866,7
Fiduciaria de Occidente S.A.	725,8	-
Concesionaria Tibitoc S.A.	1.284,6	744,6
Hoteles Estelar	5.068,1	4.855,9
Unipalma	1.403,9	1.483,5
Gas Natural E.S.P.	4.649,5	-
Colombina S.A.(1)	-	(474,5)
Mineros S.A.	2.704,7	-
Aerocali S.A.	2.720,5	-
Bolsa de Valores de Colombia S.A.	521,3	-
Gasoducto del Tolima ESP	347,7	-
Deceval	389,8	-
Otros	791,1	813,8
	$ 93.120,6	$ 76.229,3
Otros:		
Reintegro provisión cuentas por cobrar	2.079,8	103,3
Ingresos diversos	9,0	35,2
	$ 2.088,8	$ 138,5

(1)Corresponde a la venta de la Inversión en diciembre de 2009, ver Nota 7 numeral 2.

23. GASTOS OPERACIONALES – OTROS

Honorarios	$ 1.316,0	$ 1.287,6
Impuestos (1)	13.058,6	3.613,3
Arrendamientos	1.070,9	1.135,4
Contribuciones y afiliaciones	860,8	954,7
Seguros	2.574,4	2.143,7
Mantenimiento y reparaciones	798,2	785,7
Adecuación e instalación de oficinas	103,8	135,3
Diversos:		
Servicios de aseo y vigilancia	370,6	327,7
Servicios temporales	168,1	121,7
Publicidad y propaganda	703,5	1.101,1
Relaciones públicas	60,4	69,9
Servicios públicos	560,0	678,3
Gastos de viaje	70,3	291,1
Transporte	238,0	361,7
Útiles y papelería	98,3	116,2

	30 de junio de 2010	31 de diciembre de 2009
Donaciones	8,0	781,8
Otros		
Suscripciones y avisos	192,0	116,3
Portes de correo	51,9	56,2
Administración edificios	246,0	264,1
Cafetería	24,4	26,0
Gastos legales	20,2	9,9
Digitalización y empaste	46,8	60,9
IVA deducible prorrateo	363,5	341,6
Servicio de conexión	326,7	324,3
Misceláneos	812,4	1.783,0
	$ 24.143,8	$ 16.887,5

(1) Al 30 de junio de 2010, este rubro comprendía: Impuesto de Patrimonio $10.152,1, Gravámen a los Movimientos Financieros $2.354,0, Industria y Comercio $467,4, Predial $73,7, Timbre $9,0, Vehiculos $2,2. Al 31 de diciembre de 2009, este rubro comprendía entre otros valores: Industria y Comercio $429,5, Predial $66,4, Gravámen a los Movimientos Financieros $2.984,1.

24. OTRAS PROVISIONES

Bienes recibidos en pago	$ 67,6	$ 109,7
Otros activos	28,7	22,0
Disponible	-	6,5
	$ 96,3	$ 138,2

25. INGRESOS NO OPERACIONALES

Utilidad en venta de:		
Bienes recibidos en pago	$ 1.028,3	$ 262,7
Propiedades y equipo	644,9	33,2
Arrendamientos	326,0	335,0
Recuperaciones:		
Bienes castigados	769,8	93,0
Reintegros provisión:		
Inversiones (1)	725,1	1.127,0
Reintegro Provisión Propiedad Planta y Equipo	6,9	
Reintegro bienes realizables y recibidos	39,0	194,0
Otras provisiones	728,5	74,1
Otras recuperaciones	3.573,5	1.389,4
Otros activos	0,1	29,3

FILE No. 823437

	30 de junio de 2010	31 de diciembre de 2009
Diversos:		
Ingresos bienes recibidos en pago	83,6	102,8
Otros (2)	1.000,7	829,7
	$ 8.926,4	$ 4.470,2

(1) Al 30 de junio de 2010 este rubro comprendía: Bono EMCALI $684,7, Soluciones Plasticas $40,4. Al 31 de diciembre de 2009 este rubro comprendía: Bonos EMCALI $1.078,9, Soliplast $48,1.

(2) Al 30 de junio 2010 este rubro comprendía: Causación de Patrimonio B Fidubogota $731,8. Al 31 de diciembre de 2009, este rubro comprendía entre otros: Causación del Patrimonio B Fidugota $621,2, Banco de Occidente S.A. $19,0, Consorcio Fonpet $18,2.

26. GASTOS NO OPERACIONALES

Pérdida en venta de propiedad planta y equipo	$ 0,8	$ 4,7
Multa y Sanciones Litigios indemnizaciones (1)	13,4	729,3
Intereses por multas y sanciones	-	25,4
Gastos bienes recibidos en pago	405,5	287,7
Otros gastos (2)	1.396,2	369,8
	$ 1.815,9	$ 1.416,9

(1) Al 30 de junio de 2010, corresponde a pago de incumplimiento en giro de divisas, entrega de títulos a clientes y actualización accionistas extranjeros en Banco de la República, $13,4. Al 31 de diciembre de 2009 corresponde al gasto por valor de $9,1 pago corrección declaración ICA Bogotá y Cali de 2007 y Litigios en Proceso Ejecutivo de Agrícola Santamaría $720,0.

(2) Al 30 de junio de 2010, este rubro comprendía: pago a Casa de Bolsa Sociedad Comisionista de Bolsa $742,5 por contingencia originada por funcionario de Casa de Bolsa Corficolombiana S.A..

27. IMPUESTO SOBRE LA RENTA

Utilidad antes de impuesto a la renta	$ 271.806,4	$ 523.321,1
Más (menos) partidas que aumentan (disminuyen) la utilidad fiscal:		
Dividendos no causados contablemente	50.047,5	3.287,2
Ingreso valoración de inversiones renta variable	(249.129,5)	(447.103,0)
Provisiones no deducibles	94.942,9	708,3
Impuestos no deducibles (GMF, impuesto patrimonio)	11.936,2	2.374,7
Impuesto industria y comercio	118,7	(7,7)
Gastos de otras vigencias y otros gastos no deducibles	2.260,7	1.328,0
Gastos imputables ingresos no gravados	2.312,5	2.077,7

	30 de junio de 2010	31 de diciembre de 2009
Pérdida en venta de activos fijos	1,2	4,7
Ingresos diferidos declarados años anteriores	(10.544,0)	-
Utilidad no causada en venta de acciones	16.291,2	41.926,4
Dividendos y participaciones no gravables	(141.480,3)	(77.218,6)
Diferencia por valoración de inversiones negociables renta fija	(5.172,8)	(9.639,2)
Mayor valor gastos valoración por derivados	30.692,2	23.632,2
Reintegro provisiones no deducidas en años anteriores	(2.960,0)	(2.371,7)
Utilidad no gravada en venta de acciones	-	(41.934,8)
Otros ingresos no gravados	(1,3)	(0,6)
Utilidad - renta estimada	71.121,6	20.384,7
Compensación créditos fiscales	((71.121,6)	(20.384,7)
Renta presuntiva aplicable	21.830,4	26.131,8
Renta exenta	(1.624,8)	(4.675,7)
Renta liquida gravable	20.205,6	21.456,1
Impuesto de renta (33%) Estimado año (*)	$ 6.667,8	$ 7.080,5
Impuesto de Renta requerido para el semestre	6.667,8	3.223,9
Exceso o (Defecto) de provisión	197,2	1,4
Total gasto impuesto de renta	$ 6.865,0	$ 3.225,3
(*) Porcentaje impuesto de renta para el año gravable	33%	33%

Las declaraciones por impuesto de renta de los años 2006 y años anteriores se encuentran en firme; las de los años 2007, 2008 y 2009 están sujetas a revisión por parte de la DIAN.

Al 30 de junio de 2010 la Corporación posee créditos fiscales a su favor, originando exceso de renta presuntiva y pérdidas fiscales por $227.083, antes de compensar el período enero - junio de 2010.

28. RELACIÓN ACTIVOS PONDERADOS POR NIVEL DE RIESGO - PATRIMONIO TÉCNICO

El patrimonio técnico no puede ser inferior al nueve por ciento (9%) de los activos en moneda nacional y extranjera ponderados por nivel de riesgo, conforme en el Decreto 1720 de 2001. El

cumplimiento individual se verifica mensualmente y semestralmente en forma consolidada con sus filiales y subsidiarias.

La clasificación de los activos de riesgo en cada categoría se efectúa aplicando los porcentajes determinados por la Superintendencia Financiera a cada uno de los rubros del activo, cuentas contingentes, negocios y encargos fiduciarios establecidos en el Plan Único de Cuentas.

Al 30 de junio de 2010 y 31 de diciembre de 2009 la relación lograda por la Corporación fue de (24,34%) veinticuatro punto treinta y cuatro por ciento y (37,64%) treinta y siete punto sesenta y cuatro por ciento, respectivamente

29. CONTINGENCIAS

Con relación a la existencia de tres supuestos CDT de la Corporación Financiera del Valle S.A. con números 159743, 159744 y 159745, fechados el 17 de febrero de 1989, por valor de $58,5 cada uno, se informa:

1. Que tales títulos no aparecen registrados en la contabilidad de la Corporación y

2. Que en relación con hechos relacionados con los mismos, la Sala Penal de la Corte Suprema de Justicia no se pronunció sobre su existencia y validez. Así lo reconoció la Sala de Casación Penal en sentencia de tutela del 26 de febrero de 2008, confirmada posteriormente por la Sala de Casación Civil de la Corte Suprema de Justicia mediante sentencia del 7 de abril del mismo año, al manifestar que *"(...)el debate judicial no giró en torno a la temática de la Validez u oponibilidad de los títulos valores sobre los cuales recayó la actividad delictiva que ahí se juzgó (...)".*

30. GESTIÓN DE ACTIVOS Y PASIVOS – INDICADOR DE RIESGO DE LIQUIDEZ IRL

Al cierre del 30 de junio de 2010, la normatividad vigente para la gestión de riesgo de liquidez es la Circular Externa 016 de 2008, la cual modifica el Capítulo VI de la Circular Externa 100 de 1995 y establece las Reglas Relativas al Sistema de Administración de Riesgo de Liquidez (SARL). La metodología para el cálculo del riesgo de liquidez se transforma de la medición del GAP de liquidez a 90 días al cálculo del IRL a 7 días.

A continuación se presentan las principales cuentas que afectan este indicador al cierre del mes de junio de 2010 y diciembre de 2009, con una maduración de 7 días:

		30 de junio de 2010 7 días		31 de diciembre de 2009 7 días
Flujo neto de rubros con vencimientos contractuales-Ajustado	$	(530.669,6)	$	(692.526,6)
Flujo neto estimado de rubros nos sujetos a vencimientos contractuales		(45.482,2)		(39.035,1)

	30 de junio de 2010 7 días	31 de diciembre de 2009 7 días
Total requerimiento de liquidez neto estimado	(576.151,8)	(731.561,7)
Total activos líquidos Netos	1.820.687,8	1.349.981,4
Superávit	1.244.536,0	618.419,7

De acuerdo con la metodología de la Superintendencia Financiera de Colombia, la Corporación tiene activos líquidos ajustados por liquidez de mercado, riesgo cambiario y encaje requerido (ALM) para respaldar ampliamente sus requerimientos de liquidez.

La Corporación de acuerdo con la regulación vigente calcula el riesgo de mercado con base en el modelo estándar establecido por la Superintendencia Financiera en la Circular Externa 009 de 2007 (Capitulo XXI Circular Básica Contable y Financiera Circular Externa 100 de 1995).

Metodología según circular externa 009 de 2007		
Riesgo por módulos		
1- Tasa de interés	$ 81.593,8	$ 76.568,9
2- Tasa de cambio	71,8	2.729,1
3- Precio de acciones	321.719,8	16.371,3
4- Carteras colectivas	2.015,3	1.543,0
Ver agregado	$ 405.400,7	$ 97.212,3

31. GOBIERNO CORPORATIVO (NO AUDITADO)

La Corporación Financiera Colombiana S.A., tiene incorporados principios que rigen el buen gobierno corporativo de la entidad, así como la protección de los derechos de los accionistas e inversionistas.

Junta Directiva y Alta Gerencia – La Junta Directiva y la Alta Gerencia determinan las estrategias, políticas y perfiles de riesgos de la entidad. La Junta Directiva está permanentemente informada de los procesos y negocios que realiza la Corporación. Esta aprueba los límites de otorgamiento de créditos y de exposición al riesgo de mercado, liquidez y administración del riesgo crediticio para los diferentes negocios de la Corporación. La Vicepresidencia Ejecutiva es el área dedicada a la identificación, administración, medición y control de los riesgos inherentes a las operaciones de tesorería y demás negocios de la entidad. Esta área se encarga de generar los mecanismos de control de riesgo y de informar a la Alta Gerencia y Junta Directiva sobre las exposiciones al riesgo que puede presentar la Corporación.

Políticas y división de funciones – Las políticas de gestión de riesgo son aprobadas por la Junta Directiva y están acorde con las diferentes líneas de negocio de la Corporación. Cuenta con elementos específicos por cada tipo de riesgo (crédito, mercado, liquidez y operacional) y se les hace seguimiento riguroso en su cumplimiento por parte de la Gerencia de Riesgo, área que depende de la Vicepresidencia Ejecutiva.

Reportes a la Junta Directiva – La Junta Directiva permanentemente está informada de las exposiciones de riesgo de los diferentes negocios realizados por la Corporación.

A la Junta Directiva mensualmente se le presenta un informe que contiene una descripción de las operaciones realizadas por la mesa de dinero, los resultados del negocio, los niveles de riesgo y el cumplimiento de los límites establecidos, si es del caso. Las operaciones con vinculados se someten a consideración de la Junta Directiva.

Los límites de posiciones máximas de portafolio, pérdidas máximas y de valor en riesgo son controlados por el Departamento de Riesgo e informados diariamente a la Alta Gerencia de la Corporación.

Infraestructura tecnológica – La Corporación dispone de una adecuada infraestructura tecnológica que le permite soportar de manera eficiente los requerimientos transaccionales de su operación diaria, incluyendo adecuados mecanismos de control y auditoria para el control del riesgo y para la generación de herramientas de información que facilitan la gestión de la información de la organización.

Metodología para la medición de riesgo – La Corporación Financiera Colombiana está catalogada como una entidad financiera y por su rol de negocio en los diferentes frentes en los que se concentra (productos de mesa de dinero, banca de inversión, inversiones de renta variable, etc.), se ve expuesta a una variedad de riesgos generados por la evolución del entorno en todas sus dimensiones.

Con base en lo anterior, resulta claro que la gestión de los riesgos se ha convertido en el factor determinante para lograr uno de los principales objetivos de Corficolombiana, la obtención de una rentabilidad satisfactoria para sus accionistas, y por ello se encuentra en la definición misma de todas y cada una de las estrategias institucionales y el procedimiento de toma de decisiones sobre todos los negocios y actividades de la Corporación.

La Corporación definió que el proceso de administración del riesgo debe cumplir con las siguientes etapas:

Identificación de riesgo – Se determinan los riesgos asociados a cada uno de los productos. Se busca identificar concentraciones indebidas de riesgos e implementar nuevas tecnologías para el manejo de los mismos.

Medición de los riesgos – Se determinan los procesos de medición y manejo de los diferentes riesgos. Los sistemas de monitoreo deben funcionar en forma precisa y abarcar todos los aspectos definidos, de forma que facilite el manejo gerencial. La medición del riesgo implica la disponibilidad de recurso humano experimentado y de herramientas técnicas que faciliten la cuantificación de los riesgos inherentes a cada negocio.

Asignación de límites – Se determinan límites para cada uno de los riesgos por aparte (mercado, crédito y/o contraparte, operacional y liquidez), aún cuando están ligados entre sí. La administración evalúa y define los límites con base en la disposición para asumir riesgos y la capacidad de la entidad para absorber pérdidas.

Medición y control de límites – Se debe revisar permanentemente el valor de las posiciones contra los límites y reportar oportunamente a la alta gerencia los excesos que se presenten, para tomar los correctivos del caso. Se realizan evaluaciones y mediciones con diferente periodicidad de acuerdo a las necesidades de cada línea de negocio.

Generación de informes – Se deben presentar periódicamente, de acuerdo con lo que defina la Junta Directiva y los diferentes estamentos de riesgo. Deben contener información referente a la exposición actual de riesgo frente a los límites establecidos considerándose como elementos indispensables para la toma de decisiones.

Las metodologías existentes identifican y miden los diferentes tipos de riesgo a los que está expuesta la Corporación en su actividad y es así como operan los métodos que fueron enunciados y explicados detalladamente en estas notas a los estados financieros.

Estructura Organizacional – La Corporación ha definido a través de su Junta Directiva una estructura organizacional, la cual deberá velar por la adecuada administración de riesgos. Es así como la Vicepresidencia Ejecutiva está a cargo de la construcción de una fuerte cultura de riesgo dentro de la organización, buscando obtener siempre una visión integrada del riesgo que además cubre las filiales financieras de Corficolombiana. Esta Vicepresidencia tiene a cargo la Gerencia de Riesgo y la Gerencia de Riesgo Crediticio, y tiene el propósito de promover, liderar y controlar la ejecución de las políticas de riesgo aprobadas mediante el cumplimiento de la estrategia de gestión de riesgo trazada, utilizando el proceso de administración del riesgo previamente definido.

En la estructura de la Corporación, existe independencia entre las áreas de negociación, control de riesgo y contabilización de operaciones. Cada una de estas labores está asignada a diferentes áreas funcionales las que a su vez reportan a diferentes áreas de la Corporación como sigue:

Responsabilidad	Área	Reporta a:
Negociación	Vicepresidencia Tesorería	Presidencia
	Vicepresidencia Comercial	Presidencia
	Vicepresidencia Banca de Inversión	Presidencia
	Vicepresidencia Inversiones	Presidencia
Control	Gerencia Riesgo	Vicepresidencia Ejecutiva
	Gerencia Riesgo Crediticio	Vicepresidencia Ejecutiva
Contabilización	Operaciones de Tesorería	Gerencia de Sistemas y Operaciones
	Gerencia Operaciones de Apoyo	Vicepresidencia Ejecutiva

32. REVELACIÓN DE RIESGOS (NO AUDITADO)

Objetivos – Las actividades de tesorería de la Corporación se realizan dentro de un marco de límites y políticas establecidas por la Junta Directiva y monitoreadas y controladas por la Gerencia de Riesgo. Las decisiones se toman dentro de dicho marco a partir del permanente y continuo seguimiento a las variables económicas de carácter interno y externo. Todo con el objetivo de maximizar la relación riesgo/retorno de los portafolios administrados, optimizar el

retorno de la relación comercial con los clientes de la Corporación y capturar las oportunidades que se detecten en los diferentes mercados en los que interviene:

- Deuda Pública Interna (en calidad de Creador de Mercado)
- Deuda Privada
- Divisas
- Instrumentos derivados moneda local
- Instrumentos derivados en moneda extranjera

Filosofía en la toma de riesgos – Para asegurarse que las actividades de tesorería se acoplen a los objetivos y estrategias de la Corporación, la Junta Directiva ejerce un permanente monitoreo del perfil de riesgo realizando seguimiento a las posiciones de tesorería, a los límites de Riesgo de Mercado, Riesgo de Crédito, Riesgo de Liquidez y Riesgo Operacional.

La filosofía de asunción de riesgos es consistente con las políticas generales de la gestión de activos y pasivos y considera aspectos como análisis económicos, análisis técnico, análisis fundamental y el efecto de cambios del entorno en el libro bancario y en el libro de tesorería.

Evaluación – El riesgo de mercado de la Corporación se mide a través de los diferentes análisis que se realicen basados en técnicas reconocidas para la administración del riesgo financiero, con el objetivo de controlar los niveles de pérdida a los que se puede encontrar expuesta la Corporación en sus inversiones de activos financieros por la volatilidad en los mercados en los que puede participar.

Con base en lo anterior se opera el siguiente esquema de límites considerando el perfil de riesgo de la entidad.

Riesgo de mercado –

Posición portafolio pesos – Límites del portafolio de inversiones negociables - Se limita el valor nominal de la posición en títulos de deuda pública, considerando sus características de tasa: fija o variable y de acuerdo al plazo de maduración. Igualmente se limita la posición en títulos negociables diferentes de deuda pública, considerando los mismos aspectos antes señalados y los respectivos cupos de emisor.

Límites del portafolio de inversiones disponible para la venta - Se limita el valor nominal de la posición en títulos de deuda pública y privada, considerando el plazo de maduración y la capacidad contractual, financiera y operativa de la Corporación.

Límites del portafolio de Inversiones hasta el vencimiento - Se limita el valor nominal de la posición en títulos de deuda pública, tomando como criterio el plazo de maduración y la capacidad contractual, financiera y operativa de la Corporación.

Posición portafolio dólares – Límites del portafolio de inversiones negociables - Se limita el valor nominal de la posición en títulos de deuda pública (TES TRM y YANKEES), de acuerdo

al plazo de maduración. Igualmente se limitará la posición en títulos negociables diferentes de deuda pública, considerando los cupos de emisor aprobados y el plazo de maduración.

Límites posición en divisas – Se limita el valor de la posición en dólares (Corto o Largo), tanto en el "intraday" como en el "nextday", de acuerdo al perfil de riesgo de la entidad. Igualmente se limita las posiciones en otras monedas, tales como franco suizo, libra esterlina y euros, considerando los mismos aspectos antes señalados.

Límites de pérdidas –

PyG diario: es la principal herramienta de control con que cuenta el middle office para monitorear la tesorería. Adicionalmente es fundamental en la definición de las pérdidas máximas autorizadas por la Junta Directiva.

VeR (valor en riesgo): Con el objetivo de establecer límites con base en metodologías reconocidas de Risk Metrics para la administración de riesgo financiero, y que estén acorde al perfil de riesgo de la entidad se definió por parte de la Junta Directiva un límite de VeR para las operaciones de Tesorería, que permita estimar en "condiciones normales" el riesgo asumido en los mercados cambiario y de renta fija ("fixed income") en donde la Corporación concentra su actividad de trading.

MAT (management action trigger): Es la máxima pérdida que la Corporación está dispuesta a asumir teniendo presente además la capacidad patrimonial y de solvencia de la entidad. El MAT limita el total de pérdidas a la suma de pérdidas causadas y potenciales (VeR) asociadas al portafolio vigente en condiciones de normalidad.

MAT = Utilidad 30 días + VeR

Límite: MAT = VeR

Análisis de sensibilidad (stress test): se establecieron los escenarios más apropiados para calcular las pruebas de esfuerzo, donde además de un "stress" con un incremento de 200 puntos básicos en las tasas, se modela la crisis de mercado de agosto de 2002 y abril de 2004 a las posiciones vigentes de TES.

Riesgo de liquidez – Para el riesgo de liquidez se utiliza como herramientas las metodologías internas aprobadas por la Junta Directiva y lo definido en la Circular Externa 042 de 2009 de la Superintendencia Financiera Colombia, donde se establece las Reglas Relativas al Sistema de Administración de Riesgo de Liquidez (SARL) y se determina la metodología para el cálculo de Indicador de Riesgo de Liquidez (IRL).

La Corporación continuó con el monitoreo y control de los límites internos establecidos por la Junta Directiva tanto para largo plazo como para corto plazo, entre los de corto plazo se encuentran el MCO (Maximum Cumulative Outflow) que es el flujo de caja proyectado a 1, 7 y 30 días. Los indicadores de largo plazo son el MTF (Medium Term Funding) y CCP (Cash Capital Position). El primero limita la financiación de activos de largo plazo con pasivos de corto plazo y el segundo limita la financiación de activos ilíquidos (entendidos estos como

aquellos activos que el mercado no recibe como garantía en eventos en que se requiera recursos en la entidad) con recursos de corto plazo.

La Junta Directiva determinó límites para cada uno de estos indicadores, los cuales se revisan diariamente por la Alta Gerencia y son presentados mensualmente a este mismo órgano. Los indicadores según su estado pueden ubicar a la entidad en situación de normalidad, evento o crisis. En función de estos estados, la Junta Directiva definió los planes de contingencia que se deben seguir.

Por otro lado se le hizo seguimiento a las diferentes fuentes de fondeo, se realizó el monitoreo de las principales depositantes de CDTS y cuentas de Ahorro y se evaluó la concentración de vencimientos diarios constractuales de los depósitos y exigibilidades.

Riesgo de crédito –

El área de tesorería es quien identifica las alternativas de inversión y negociación las cuales pueden ser tanto en sector real como en sector financiero. De acuerdo con el resultado del estudio realizado por el área de riesgo se somete a consideración de la instancia respectiva la solicitud del área comercial y se establece un cupo con una vigencia de 1 año para realizar operaciones con dicho cliente.

Todo emisor y/o contraparte debe contar con cupo aprobado por la instancia respectiva. Los cupos de las entidades no financieras se evalúan bajo el proceso de análisis de contrapartes utilizado por la Gerencia de Riesgo Crediticio y los del sector financiero se evalúan bajo una metodología Camel en la Gerencia de Riesgo.

Categorías de riesgo de contraparte – Las categorías de riesgo de contraparte están estandarizadas en cuatro niveles, que permiten optimizar el día a día de los negocios sin generar desgastes adicionales en las instancias de atribución de la Corporación, ni afectar la calidad de la toma de decisiones de riesgo.

A continuación se describen las categorías de riesgo en su orden de mayor a menor riesgo.

Categoría 1 - Préstamos de corto plazo interbancarios, repos y/o inversión en títulos.

Categoría 2 - Exposición crediticia en productos derivados renta fija y divisas.

Ejemplos: Forward de divisas, forward de títulos, opciones, swaps.

Para los productos derivados, el cupo de riesgo a ser aprobado por la instancia correspondiente se define de acuerdo a la Exposición Potencial Futura definida en el capítulo XVIII de la Circular Externa 100 de 1995, la cual estipula los factores que se aplican sobre el valor nominal del contrato en función del plazo y del activo subyacente.

De igual forma la utilización del cupo aprobado se calcula con base en la exposición crediticia del derivado:

Exposición Crediticia = Costo de Reposición (*) + Exposición Potencial Futura

(*) Costo de Reposición es el mayor valor entre el valor de mercado y cero (0).

Se entenderá como derivado de renta fija, aquel contrato donde el subyacente sea una tasa de interés de mercado, o un título de renta fija independientemente del emisor o tipo de título.

Los futuros realizados a través de la bolsa de valores de Colombia no consumirán cupo de contraparte debido a que cuentan con garantía básica y de variación según el reglamento establecido por esta.

Categoría 3 - Riesgo spot

Ejemplos: Compra - venta títulos, y divisas free delivery.

Riesgo over night.

Categoría 4 - Categoría DVP o compensada

Riesgo de mercado "intraday"

Nota: los cupos aprobados pueden ser utilizados para productos de la misma categoría, respetando el plazo. Riesgo spot y riesgo over night no se pueden combinar..

- ***Riesgo operacional***

  Los avances más relevantes en materia de riesgo operacional llevados a cabo en el primer semestre de 2010 fueron:

  En el mes de Abril se presentó informe de SARO a la Junta Directiva.

  Se actualizaron las matrices de riesgo con base en ejercicio de comparar las matrices existentes contra los eventos de riesgo registrados en la base de datos.

  Se viene fortaleciendo la cultura de registro de eventos de riesgo operacional, a Junio 30 la base de datos contaba con 431 registros con la siguiente distribución:

Tipo de evento	# de registros
Fallas en los procesos	278
Fallos en los sistemas	105
Otros	48

Proceso	# de registros
Misional	321
Apoyo	93
Estratégico	17

Tipo de pérdida	# de registros
Tipo B (Sin impacto en PyG)	357
Tipo A (Con impacto en PyG)	39
Tipo C (Cuasipérdida)	35

Los 39 eventos registrados tipo A, suman $868,0, de los cuales fueron recuperados 720,0 que correspondía a provisión realizada en cuenta de riesgo operacional por una demanda que estaba en curso y la cual fallo a favor de la Corporación.

Con relación al tema de capacitación, la Corporación cuenta con un módulo de capacitación virtual al cual todos los empleados deben ingresar y certificarse aprobando examen de evaluación, el avance a corte Junio 30 de Junio de 2010 es del 95%. Complemento a lo anterior, anualmente se realiza capacitación presencial a todos los funcionarios; este año se programó capacitación para los meses de Junio y Julio, el avance a corte Junio 30 es del 41%.

Para el segundo semestre está programado realizar capacitación a proveedores críticos del área de Tecnología.

Con relación al Plan de Continuidad de Negocio, a continuación los avances más significativos:

En Enero de 2010 se realizó ejercicio de probar contingencia de los aplicativos en ambiente de prueba con resultados satisfactorios.

Se mantiene el Centro de Computo Alterno en la Ciudad de Cali.

Está en adecuación Centro de Operaciones de Contingencia, el cual operará en Bogotá y servirá como sitio alterno en caso de contingencia mayor. Entrará en funcionamiento antes de finalizar el tercer trimestre el año.

Para el cuarto trimestre del año está programado hacer pruebas con desplazamiento al Centro de Operaciones de Contingencia.

Administración –

Junta Directiva – La Junta Directiva es la instancia responsable de la aprobación de las políticas para las operaciones de tesorería; ésta garantiza la adecuada organización, monitoreo o seguimiento de las actividades de tesorería. Esta responsabilidad incluye la fijación de límites para la toma de riesgos en dichas actividades y el adoptar las medidas organizacionales necesarias para limitar los riesgos inherentes al negocio de tesorería.

Así mismo es la junta directiva quien aprueba las políticas, estrategias y reglas de actuación que deberá seguir la entidad en el desarrollo de las actividades de tesorería, tales como aprobar operaciones de crédito en moneda legal y/o extranjera, el mercado o los mercados en los cuales se le permite actuar, los procedimientos para medir, analizar, monitorear, controlar y administrar los riesgos, así como los límites de las posiciones en riesgo de acuerdo con el tipo de riesgo, de negocio, de contraparte, de producto, o de área organizacional.

La Junta Directiva también tiene facultades de aprobar los procedimientos a seguir en caso de sobrepasar los límites o de enfrentar cambios fuertes e inesperados en el mercado. Así mismo este organismo tiene la responsabilidad de analizar y evaluar los tipos de reportes gerenciales y contables tanto internos como externos.

Comité de ALCO – Las principales funciones son las de establecer y recomendar a la Junta Directiva las políticas, objetivos, límites y procedimientos para la administración de riesgo.

Ejercer seguimiento al plan de gestión de riesgo que se adopte, el que incluirá procedimientos de operación, seguimiento y control de los niveles de tolerancia al riesgo establecido. Monitorear el informe de cumplimiento de límites y autorizar excesos con base en las atribuciones otorgadas por la Junta Directiva. Implementar procedimientos de acción contingentes en caso de presentarse pérdidas en los niveles máximos permitidos y aprobar valores de variación máximas y cotas de variables para realizar sensibilidades.

Comité de crédito – La principal función es la de establecer y recomendar a la Junta Directiva los cupos de crédito y contraparte de los clientes de la Tesorería.

Comité riesgo operacional – Las principales funciones son las de presentar para aprobación de la Junta Directiva y la alta gerencia las políticas y normas de gestión del riesgo operacional y realizar el seguimiento y control de las mismas. Diseñar la estrategia de gestión de riesgo operacional de la Corporación y liderar su ejecución. Establecer los procedimientos y mecanismos, aprobando las metodologías y los sistemas de una adecuada gestión y administración del riesgo operacional. Conocer y comprender los riesgos operacionales que asume la Corporación, evaluando permanente la exposición al riesgo. Participar en la evaluación de la participación en nuevos mercados y la negociación de nuevos productos. Desarrollar estrategias para la construcción de una cultura organizacional de gestión de riesgos operacional dentro de la Corporación. Evaluar los planes de contingencia y de continuidad del negocio y establecer los recursos necesarios para su oportuna ejecución.

Vicepresidencia ejecutiva – El Vicepresidente Ejecutivo, reporta a la Presidencia y sus principales funciones, entre otras, son las de establecer y recomendar a la Junta Directiva las políticas, objetivos, límites y procedimientos para la administración de riesgo. Controlar el cumplimiento de los cupos y límites de portafolio, emisor y contraparte establecidos por la Junta Directiva.

Gerente de riesgo – El Gerente de Riesgo reporta a la Vicepresidencia Ejecutiva y sus principales funciones son de la medición de riesgos, de la verificación del cumplimiento de las políticas y límites establecidos, y de efectuar los análisis de riesgos. Así mismo, esta área es la encargada de elaborar reportes sobre el cumplimiento de las políticas y límites y de los niveles de exposición de los diferentes riesgos.

Existe un Director de Riesgo Operacional y un auxiliar, que se encargan de desarrollar el Sistema de Administración de Riesgo Operacional (SARO) al interior de la Corporación y filiales financieras.

Igualmente, existe un coordinador de riesgo y 3 analistas especializados en los distintos riesgos de la tesorería, como son riesgo de mercado, crédito y liquidez, que reportan al Gerente. Es importante mencionar que el riesgo jurídico es cubierto por la Vicepresidencia Jurídica

Gerente de riesgo crediticio – El Gerente de Riesgo Crediticio reporta a la Vicepresidencia Ejecutiva y sus principales funciones son los de diseñar e implementar los modelos financieros para el análisis de crédito y cupos de contraparte para entidades del sector no financiero, Igualmente, recomendar el análisis de crédito y cupo de contraparte y finalmente, presentar los

cupos solicitados a las instancias respectivas. La labor del Gerente de Riesgo Crediticio es apoyada por un Director de Crédito.

Medición – Durante el primer semestre la tesorería de la Corporación Financiera Colombiana S.A. generó ingresos netos antes de gastos operacionales y provisiones por valor de $44.717. La relación ingreso / riesgo tomando el VeR promedio de 2010 indica que el riesgo al cual está expuesta la Corporación equivale a menos de un mes de ingresos netos ajustándose al perfil de riesgo aprobado por la Junta Directiva.

El VeR por modulo de riesgo se presenta a continuación:

Valor en riesgo por módulos		VeR
Tasas de intereses	$	81.593,8
Tasas de cambio		71,8
Precio de acciones		321.719,8
Cartera colectivas		2.015,3
Valor en riesgo total	$	405.400,7

La Corporación define la posición en cada activo financiero como el inventario del portafolio más los compromisos de compra – los compromisos de venta.

Posición Portafolio Pesos (cifras en millones)

Portafolio de inversiones negociables – La posición al cierre de 30 de junio de 2010 fue de $825.370,3.

Posición neta portafolio negociable – portafolio negociable mas forwards de compra menos forwards de venta $825.370,3.

Portafolio de inversiones disponible para la venta – Al cierre de 30 de junio de 2010 esta posición es de $1.232.829,4.

Portafolio de inversiones hasta el vencimiento – Al 30 de junio de 2010 la posición fue de $99.386,4.

Swaps de tasa de interés – Al cierre de junio de 2010 Corficolombiana no tenía posición en el portafolio de swaps.

Opciones sobre títulos renta fija – Al cierre de 30 de junio de 2010 Corficolombiana no tenía posición en el portafolio de opciones sobre títulos renta fija.

Posición portafolio dólares

Portafolio de inversiones negociables – Al cierre de junio de 2010 la posición es de $45,694.8

Posición neta portafolio negociable – portafolio negociable mas forwards de compra menos forwards de venta $45.694,8.

Portafolio de inversiones disponible para la venta – Al cierre de 30 de junio de 2010 esta posición es de $152.077,9.

Portafolio de inversiones hasta el vencimiento – Al 30 de junio de 2010 la posición fue de $0.

Posición en divisas – Al cierre de 30 de junio de 2010 la posición en USD equivale a US$27,954,389, otras monedas G10 USD$1,145,301, otras monedas latam US$8,691 para una posición total de riesgo en TRM de US$ 29,108,381.

Forwards de divisas – Al cierre de 30 de junio de 2010 el valor del portafolio de forwards de divisas equivale a $4.795,9.

Contratos de futuros OPCF – Al cierre de 30 de junio de 2010 Corficolombiana no tenía posición en el portafolio de futuros de divisas.

Opciones de divisas – Al cierre de 30 de junio de 2010 Corficolombiana no tenía posición en el portafolio de opciones sobre Divisas.

Límites de pérdidas -

Riesgo de mercado – PyG diario: El PyG 30 días al cierre de 30 de junio de 2010 presenta una utilidad excluyendo gastos operacionales aproximadamente de $7.581.

VeR (valor en riesgo) – El VeR total incluyendo las posiciones de la mesa de pesos y dólares al cierre de 30 de junio de 2010 equivale a $4.716 aproximadamente frente al límite establecido por Junta Directiva de $(7.101,0).

MAT (management action trigger) – Al cierre de junio de 2009 el MAT asciende a $(2.865) aproximadamente frente al límite determinado por Junta Directiva que asciende a $(7.101,0).

Análisis de sensibilidad (stress test)

	SENSIBILIDAD EN		
	50 P.B.S	100 P.B.S	200 P.B.S
Neg	(7.295)	(14.591)	(29.182)
Neg USD	894	1.787	3.575
Disp	22.960	45.919	91.839
Disp USD	3.824	7.648	15.295
Al vencimiento	N/A	N/A	N/A

Valores máximos, mínimos y promedio - El portafolio de la tesorería a junio 2010 tuvo el siguiente comportamiento:

PORTAFOLIO EN PESOS	MAXIMO	MINIMO	PROMEDIO
Inversiones Negociables	1,106.406	321.885	714.003
Inversiones Disponbles para la Venta	1,703.026	812.439	1,144.096
Inversiones Hasta el Vencimiento	205.828	0.117	102.683
Forward Compra Títulos	0.000	38.887	6.815
Forward Venta Títulos	52.895	4.906	17.199
PORTAFOLIO EN USD			
Inversiones Negociables	75.389	45.695	58.784
Inversiones Disponbles para la Venta	219.924	136.115	182.421
Inversiones Hasta el Vencimiento	0.000	0.000	0.000
Forward Compra Títulos	-4.772	0.000	-20.032
Forward Venta Títulos	-53.062	0.000	-15.588
DERIVADOS			
Forward Compra Divisas	2,252.213	2,241.173	1,947.012
Forward Venta Divisas	3,500.433	3,442.316	3,299.484
Contratos de Futuros OPCF	89.221	87.624	94.717
Swap de Tasa de Interes	0.000	0.000	0.000
Opciones de Divisas	0.000	0.000	0.000
Opciones de Títulos	0.000	0.000	0.000

Riesgo de liquidez – Al cierre de Junio de 2010, estos indicadores estaban dentro de los límites de normalidad establecidos. El indicador Trigger IRL a 1 semana y los indicadores de liquidez de largo plazo (médium Term Funding y Cash Capital Position) que se definen el estado de liquidez de la entidad presentaban un estado de normalidad.

Riesgo de crédito – Durante el primer semestre de 2010, los cupos de las contrapartes de tesorería fueron asignados de acuerdo con la metodología descrita anteriormente y fueron aprobados por las instancias correspondientes.

Control – La estructura de control como principio fundamental tiene la adecuada segregación de funciones entre las actividades del front, middle y back office. En este sentido, las operaciones de tesorería se desarrollarán dentro de una estructura organizacional que contempla las siguientes áreas y/o funciones:

Front Office – Área encargada directamente de la negociación, de las relaciones con los clientes y de los aspectos comerciales de la tesorería.

Middle Office – Área encargada, entre otras funciones, de la medición de riesgos, de la verificación del cumplimiento de las políticas y límites establecidos, y de efectuar los análisis de riesgos. Así mismo, esta área es la encargada de elaborar reportes sobre el cumplimiento de las políticas y límites y de los niveles de exposición de los diferentes riesgos inherentes a las

operaciones de tesorería. Igualmente es el área encargada de la revisión y evaluación periódica de las metodologías de valoración de instrumentos financieros y de medición de riesgos.

Back Office – Área encargada de realizar los aspectos operativos de la tesorería tales como el cierre, registro y autorización final a las operaciones.

Por otro lado, la Corporación cuenta con un módulo de cupos en línea que permite controlar las exposiciones de riesgo por contraparte en los distintos negocios de tesorería. Adicionalmente el Middle Office cuenta con el apoyo de los módulos de cupos de los distintos sistemas transaccionales: MEC y Set-Fx.

Debido a la consolidación de los controles de riesgo, hoy el negocio de tesorería es más estable y existe un riesgo inferior de potenciales pérdidas por riesgos de mercado, crédito y liquidez asociados al mismo, y una mayor oportunidad de reacción frente a eventos adversos.

Por otro lado, en cumplimiento de lo establecido por las normas de la Superintendencia Financiera de Colombia y aplicando buenas prácticas de Gobierno Corporativo, Corficolombiana cuenta con un sistema de control interno aprobado por la Junta Directiva, el cual permite que la entidad realice sus operaciones controladamente y pueda alcanzar sus objetivos corporativos.

Los principios generales que inspiran estas directrices están contenidas en el Código de Ética y Conducta, el cual comprende las pautas de comportamiento que expresamente señala la Junta Directiva en materia del compromiso que se espera de todos los funcionarios frente al sistema de control interno, a la ética en los negocios, a los conflictos de interés, y al manejo de información privilegiada, entre otros.

Para fortalecer el sistema de control interno y prevenir conductas indebidas de mercado, la Corporación realiza anualmente jornadas de capacitación y entrenamiento, con el fin de difundir y reforzar las orientaciones institucionales en esta materia, realizando evaluaciones que le permiten a Corficolombiana determinar la eficacia de estos principios, informando a la alta administración un resumen de los resultados, a fin de adoptar las mejoras que sean necesarias para fortalecer el sistema de prevención y control.

33. CONTROLES DE LEY

Al 30 de junio de 2010 y 31 de diciembre de 2009 la Corporación cumplió con cada una de sus obligaciones y deberes legales, en lo relacionado entre otros puntos a posición propia, inversiones de capital, patrimonio técnico, encaje y en general con todas las instrucciones impartidas por los entes de vigilancia y control, así como los órganos legislativos.

34. RIESGO LAVADO DE ACTIVOS

El riesgo de lavado de activos y de la financiación del terrorismo se entiende como la posibilidad de pérdida económica o de daño del buen nombre que pudiera sufrir la entidad si fuera utilizada directamente o a través de sus operaciones como instrumento para el lavado de activos y/o la canalización de recursos hacia la realización de actividades terroristas, o cuando se pretenda el ocultamiento de activos provenientes de dichas actividades a través de la entidad.

En virtud de lo anterior, y conciente de su compromiso de luchar contra las organizaciones criminales, la Corporación, en cumplimiento de las disposiciones de la Superintendencia

Financiera de Colombia, adoptó los mecanismos necesarios para evitar la ocurrencia de eventos que puedan afectar negativamente sus resultados y su negocio. Por este motivo Corficolombiana cuenta con un Sistema de Administración del Riesgo del Lavado de Activos y de la Financiación del Terrorismo SARLAFT, el cual está integrado por etapas y elementos que contienen las políticas, procedimientos y metodologías para la identificación, evaluación, control y monitoreo de estos riesgos, así como el conocimiento del cliente y de sus operaciones con la Corporación, así como de los segmentos de mercado atendidos; el sistema, el cual está contenido en el Manual de SARLAFT aprobado por la Junta Directiva, también considera el monitoreo de las transacciones, la capacitación al personal y la colaboración con las autoridades, y es administrado por el Oficial de Cumplimiento, quien tiene la responsabilidad de evaluar constantemente los mecanismos de prevención, a fin de establecer la efectividad de los mismos y el cumplimiento por parte de todos los funcionarios de la Corporación.

De acuerdo con las mediciones realizadas durante el primer semestre de 2010 con base en el SARLAFT, la entidad mantiene niveles de riesgo bajos; no obstante éstos son monitoreados trimestralmente.

La supervisión de los controles para prevenir estos riesgos es efectuada por el Oficial de Cumplimiento y su suplente; así mismo ejercen supervisión la administración y la Junta Directiva, a través de los informes presentados periódicamente por el Oficial de Cumplimiento. Adicionalmente la Contraloría y la Revisoría Fiscal realizan sus evaluaciones con el fin de comprobar si los controles internos establecidos son eficaces para prevenir el riesgo.



Corficolombiana

CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2010 - DECEMBER 31, 2009

CORPORACIÓN FINANCIERA COLOMBIANA S.A. AND SUBORDINATES

GENERAL CONSOLIDATED BALANCES AS OF JUNE 30, 2010 AND DECEMBER 31, 2009
(In Million Pesos)

ASSETS	June 30, 2010		December 31st, 200	December 31, 2009
AVAILABLE, NET (Note 3)		$ 227,661.0		$ 245,524.0
Legal Currency	227,103.1		206,835.0	
Foreign Currency	557.9		38,689.0	
ACTIVE POSITIONS IN MONETARY MARKET OPERATIONS AND RELATED OPER.(Note 4)		1,178,725.5		759,806.9
INVESTMENTS, NET (Note 5)		4,241,382.4		3,903,693.6
Negotiable in Debt Securities	823,588.6		563,804.9	
Negotiable in Participative Securities	703,992.8		457,087.5	
To Maintain until Maturity	21,569.4		22,821.3	
Available for Sale in Debt Securities	526,778.0		552,763.7	
Available for Sale in Participative Securities	1,104,287.1		1,102,076.4	
Neg. Inv. Given in collateral in Operations with Instrum Debt Securities	287.4		-	
Inv. Available for sale given in collateral in Op with Debt Instrum	17,747.7		-	
Investment Re Purchase Rights	1,144,038.2		1,214,992.8	
Minus: Provision	(100,906.8)		(9,853.0)	
CREDIT PORTFOLIO, NET (Note 6)		516,291.1		501,247.4
Consumption Credits, Suitable Collateral	1,794.1		1,919.7	
Category A, Normal Risk	1,724.7		1,766.8	
Category B, Acceptable Risk	69.4		128.4	
Category D, Significant Risk	-		24.5	
Consumption Credits, Other Guaranties	12.0		14.1	
Category A, Normal Risk	-		5.6	
Category D, Acceptable Risk	3.9		0.6	
Category E Non Collectible	8.1		7.9	
Minus: Provision	(24.6)		(55.0)	
Commercial Portfolio, Suitable Guaranty	469,601.1		470,479.6	
Category A Normal	404,056.4		393,184.9	
Category B Acceptable	31,216.3		45,532.7	
Category C Appreciable	16,518.0		13,407.3	
Category D Significant	12,659.4		13,024.4	
Category E Uncollectible	5,151.0		5,330.3	
Minus: Provision	(24,520.6)		(23,679.8)	
Commercial Portfolio, Other Collateral	70,120.0		53,373.2	
Category A Normal	61,820.9		46,734.7	
Category B Acceptable	5,767.7		4,172.3	
Category C Appreciable	15.7		376.4	
Category D Significant	393.2		353.8	
Category E Uncollectible	2,122.5		1,736.0	
Minus: Provision	(690.9)		(796.6)	
Minus: General Provision	-		(7.8)	
ACCEPTANCES, CASH OPERATIONS AND DERIVATIVES (Note 7)		60,969.8		37,831.4
Rights	2,380,512.8		4,860,803.6	
Obligations	(2,319,543.0)		(4,822,972.2)	
ACCOUNTS RECEIVALE, NET (Note 8)		570,581.5		234,539.7
Interest	2,154.4		1,894.4	
Commissions and Fees	4,465.5		5,987.3	
Other	576,304.3		240,540.5	
Minus: Provision	(12,342.7)		(13,882.5)	
REALISABLE GOODS, RECEIVED IN PAYMENT AND RETURNED, NET (Note 9)		173,240.5		165,419.2
Realisable Goods	168,147.9		158,342.2	
Goods Received in Payment	18,445.3		26,456.9	
Goods Returned of Leasing Agreements	4,438.2		5,542.9	
Goods not used in the Corporate Purpose	585.9		585.9	
Minus: Provision	(18,376.8)		(25,508.7)	
PROPERTY, EQUIPMENT AND GOODS GIVEN IN LEASING, NET (Note 10)		314,529.3		333,351.1
Land, Buildings and Constructions Underway	238,183.6		227,657.1	
Equipment, Furniture and Office Accessories	28,396.5		28,480.4	
Computer Equipment	27,995.6		28,095.7	
Other	374,041.3		392,663.9	
Minus: Depreciation and Accumulated Amortization	(348,172.5)		(337,025.1)	
Minus: Provision	(6,115.2)		(6,520.9)	
EXCESS INVESTMENT COST ON VALUE ON BOOKS (Note 11)		996.7		2,006.7
OTHER ASSETS, NET		773,046.2		712,633.6
Permanent Contributions	30,535.8		35,398.0	
Early Expenses and Deferred Charges (Note 12)	455,209.2		412,870.4	
Goods to be Placed in Leasing Agreements	11,989.1		20,856.2	
Other (Note 12)	303,111.9		266,910.6	
Minus: Provision	(27,799.8)		(23,401.6)	
VALORISATIONS (Note 13)		648,849.8		683,423.5
Investments available for Sale in Participative Securities of Low or Minimum or without Quotation in the Stock Exchange	242,195.3		282,624.1	
Property and Equipment	391,158.1		385,621.9	
Other	15,496.4		15,177.5	
DEVALORISATIONS (Note 13)		(26,432.2)		(1,177.7)
TOTAL ASSETS		$ 8,679,841.6		$ 7,578,299.4
CONTINGENT ACCOUNTS CREDITOR PER CONTRA (Note 25)		$ 510,156.4		$ 342,857.2
DEBTOR CONTINGENT ACCOUNTS (Note 25)		2,043,468.1		2,076,886.7
DEBTOR MEMORANDUM ACCOUNTS (Note 26)		11,913,657.5		8,366,297.8
CREDITOR MEMORANDUM ACCOUNTS PER CONTRA (Note 27)		5,175,180.7		4,121,553.6
TOTAL CONTINGENT AND MEMORANDUM ACCOUNTS		$ 19,642,462.7		$ 14,907,595.3

STOCKHOLDERS' ASSETS AND EQUITY	June 30, 2010		December 31, 2009	
DEPOSITS AND CURRENT LIABILITIES		$ 1,804,027.4		$ 1,630,055.4
Term Deposit Certificates (Note 14)	1,605,870.3		1,461,682.1	
Savings Deposit	196,463.9		167,537.7	
Other (Note 14)	1,693.2		835.6	
PASSIVE POSITIONS IN MONETARY MARKET AND RELATED OPERATIONS (Note 15)		2,328,763.1		2,040,782.7
CIRCULATING BANK ACCEPTANCES		55,287.8		-
BANK CREDITS AND OTHER FINANCIAL OBLIGATIONS (Note 16)		426,023.6		330,444.2
Other Entities in the Country	414,271.8		317,197.8	
Entities Abroad	11,751.8		13,246.4	
ACCOUNTS PAYABLE		323,397.7		273,643.7
Interest (Note 17)	20,563.3		22,617.9	
Commissions and Fees	2,183.5		1,677.9	
Dividends and Surplus	59,944.3		55,531.9	
Other (Note 17)	240,706.6		193,816.0	
CIRCULATING INVESTMENT SECURITIES (Note 18)		273,732.6		208,169.6
OTHER LIABILITIES (Nota 19)		447,690.2		200,639.1
Consolidated Labour Obligations	17,807.0		19,728.4	
Early Income and Deferred Payments	339,753.9		84,200.3	
Retirement Pensions	18,211.4		19,205.3	
Other	71,917.9		77,505.1	
ESTIMATED LIABILITIES AND PROVISIONS (Note 20)		46,384.8		21,904.8
Labour Obligations	5,218.6		2,418.5	
Taxes	35,556.6		15,056.0	
Other	5,609.6		4,430.3	
INVESTMENT COST DEFECT/DEFAULT ON VALUE ON BOOKS (Note 21)		7,586.4		9,724.1
TOTAL EXTERNAL LIABILITIES		5,712,893.6		4,715,363.6
MINORITARY INTEREST		343,083.1		337,786.0
TOTAL LIABILITIES		6,055,976.7		5,053,149.6
STOCKHOLDERS' EQUITY		2,623,864.9		2,525,149.8
CORPORATE CAPITAL (Note 22)		1,770.6		1,713.2
RESERVES		1,719,183.9		1,319,239.6
Legal Reserve (Note 23)	88,939.0		91,782.7	
Statutory and Occasional reserves (Note 23)	853,880.4		585,012.9	
Bonus in Placement of Stock	776,364.5		642,444.0	
SURPLUS		499,246.4		544,875.8
Non Realised Profit in Investments				
Available for Sale (Note 24)	116,995.0		101,165.4	
Valorisations	400,018.3		452,341.7	
De-valorisations	(17,766.9)		(8,631.3)	
RESULT OF FORMER PERIODS		139,302.8		144,134.8
PROFIT OF THE PERIOD		264,361.2		515,186.4
TOTAL STOCKHOLDERS' LIABILITIES AND EQUITY		$ 8,679,841.6		$ 7,578,299.4
CREDITOR CONTINGENT ACCOUNTS (Note 25)		$ 510,156.4		$ 342,857.2
Endorsements and Collateral	120,770.0		138,620.6	
Other Contingencies	389,386.4		204,236.6	
DEBTOR CONTINGENT ACCOUNTS PER CONTRA (Note 25)		2,043,468.1		2,076,886.7
DEBTOR MEMORANDUM ACCOUNTS PER CONTRA (Note 26)		11,913,657.5		8,366,297.8
CREDITOR MEMORANDUM ACCOUNTS (Note 27)		5,175,180.7		4,121,553.6
TOTAL CONTINGENT AND MEMORANDUM ACCOUNTS		$ 19,642,462.7		$ 14,907,595.3

Notes are an integral part of the consolidated financial statements.

(*) The undersigned Legal Representative and Accountant certify that we have previously verified all statements contained under these consolidated financial statements

JOSE ELIAS MELO ACOSTA
LEGAL REPRESENTATIVE (*)

MARTHA CECILIA CASTRO ORTIZ
ACCOUNTANT (*)
T P No 40995-T

WILLIAM ALEXANDER GALVIS GUZMAN
STATUTORY AUDITOR
T.P. No. 74138-T
(See my attached Report)

FILE No. 823437

CORPORACIÓN FINANCIERA COLOMBIANA S.A. AND SUBORDINATES

CONSOLIDATED STATUS OF RESULTS
FOR THE SEMESTERS ENDED ON JUNE 30, 2010 AND DECEMBER 31, 2009
(In Million Pesos)

	June 30, 2010		December 31, 2009	
DIRECT OPERATING REVENUES		$ 975,860.2		$ 1,929,192.9
Interest and Discount Amortisation Credit Portfolio and other interest	21,851.7		17,415.8	
Profit in Investments Valuation Neg Debt Securities	21,841.5		20,363.8	
Profit in Valuation Investments Neg. Participative Securities	250,169.9		174,226.0	
Profit in Valuation Investments to be Held until Maturity	1,716.9		338.0	
Profit in Valuation Investments Available for Sale Debt Securities	51,707.0		30,176.4	
Realised Profit in Investments Available for Sale	29,369.0		285,101.9	
Commissions and Fees	22,132.5		25,059.5	
Profit in Short Positions of Repo and Simultaneous Operations and Temporary Transferences of Securities	74,760.4		668,202.8	
Profit in Valuation of Cash Operations	978.9		4,160.9	
Profit in Valuation of Derivatives	410,183.0		484,297.8	
Changes	56,394.0		188,344.3	
Profit in Sale of Investments	34,755.4		31,505.7	
DIRECT OPERATING EXPENSES		674,793.5		1,448,381.2
Interest; Amortised Bonus, Discount Amortisation and Sales Costs	74,125.9		78,901.8	
Realised Loss in Investments Available for Sale	495.9		-	
Commissions	10,156.9		10,128.6	
Loss in In Short Position Operations, Repo and Simultaneous and Temporary Transference of Securities	99,389.4		682,011.0	
Loss in Valuation of Derivatives	382,873.0		419,237.1	
Changes	87,746.4		234,996.7	
Loss in Sale of Investments	19,923.5		15,723.4	
Loss in Valuation of Cash Operations	82.5		7,382.6	
DIRECT OPERATING RESULT		301,066.7		480,811.7
OTHER REVENUES AND OPERATING EXPENSES - NET		176,437.9		135,917.3
OPERATING INCOME		484,349.4		445,322.1
Dividends and Participations	27,070.3		11,966.2	
Other (Note 29)	457,279.1		433,355.9	
OPERATING EXPENSES		307,911.5		309,404.8
Personnel Expenses	74,167.5		74,626.6	
Other (Note 30)	233,744.0		234,778.2	
OPERATING RESULT BEFORE PROVISIONS, DEPRECIATIONS AND AMORTISATIONS		477,504.6		616,729.0
PROVISIONS		101,529.5		13,763.4
Investments	92,457.3		721.8	
Loan Portfolio	5,049.2		7,564.6	
Accounts Receivable	1,858.5		3,426.3	
Other (Note 31)	2,164.5		2,050.7	
DEPRECIATIONS - GOODS FOR OWN USE		6,499.6		6,565.6
AMORTISATIONS		31,177.9		13,070.7
NET OPERATING RESULT		338,297.6		583,329.3
NON OPERATING REVENUES		32,960.9		27,539.0
Non Operating Revenues (Note 32)	30,823.2		25,392.1	
Amortisation Investment Cost Defect on Value on Books	2,137.7		2,146.9	
NON OPERATING EXPENSES		55,742.0		50,788.2
Non Operating Expenses	26,526.7		27,558.7	
Minoritary Interest	28,287.0		22,292.8	
Amortisation Excess Investment Cost on Value on Books	928.3		936.7	
NO OPERATING NET RESULT		(22,781.1)		(23,249.2)
PROFIT BEFORE INCOME TAX		315,516.5		560,080.1
INCOME TAX AND COMPLEMENTARIES		51,155.3		44,893.7
PROFIT OF THE PERIOD		$ 264,361.2		$ 515,186.4

The notes are an integral part of the consolidated financial statements

(*) The undersigned Legal Representative and Accountant certify that we have previously verified all statements contained under these consolidated financial statements.

JOSÉ ELIAS MELO ACOSTA
REPRESENTANTE LEGAL (*)

MARTHA CECILIA CASTRO ORTIZ
CONTADOR (*)
T. P. No. 40995-T

WILLIAM ALEXANDER GALVIS GUZMÁN
REVISOR FISCAL
T.P. No. 74138-T

CORPORACIÓN FINANCIERA COLOMBIANA S.A. AND SUBORDINATES

CONSOLIDATED STATUS OF CHANGES IN EQUITY
FOR THE SEMESTERS ENDED ON JUNE 30, 2010 AND DECEMBER 31, 2009
(In million pesos)

	Social Capital	Reserves			Non Realised Profit in Investments	Surplus		Result of Former Periods	Results of the Period	Stockholders' Equity
		Legal Reserve	Statutory and Occasional	Bonus in Placement of Shares		Valorisations	De-valorisations			
BALANCE AS OF JUNE 30, 2009	$ 1,713.2	$ 91,035.3	$ 554,140.3	$ 642,213.3	$ 306,444.5	$ 312,136.7	$ (8,210.9)	$ 133,866.2	$ 153,184.8	$ 2,186,523.4
Transfer of results of the period to results of former periods	-	-	-	-	-	-	-	153,184.8	(153,184.8)	-
Liberation of reserves for future distributions	-	-	(150,759.0)	-	-	-	-	150,759.0	-	-
Constitution of reserve on valuation of investments Decree 2336/95	-	-	26,874.4	-	-	-	-	(26,874.4)	-	-
Constitution reserves for future distributions	-	-	152,165.8	-	-	-	-	(152,165.8)	-	-
Dividend in cash of $642,0 per share on 160.543.030 ordinary shares and 10.772.923 preferential shares subscribed and paid as of June 30, 2009, payable in six (6) monthly installments within the first five (5) days of each month from October 2009.	-	-	-	-	-	-	-	(109,984.7)	-	(109,984.7)
Movement of the period	-	747.4	2,591.4	230.7	(205,279.1)	140,205.0	(420.4)	(4,650.3)	-	(66,575.3)
Profit of the period	-	-	-	-	-	-	-	-	515,186.4	515,186.4
BALANCE AS OF DECEMBER 31ST, 2009	$ 1,713.2	$ 91,782.7	$ 585,012.9	$ 642,444.0	$ 101,165.4	$ 452,341.7	$ (8,631.3)	$ 144,134.8	$ 515,186.4	$ 2,525,149.8
Transfer of results of the period to results of former periods	-	-	-	-	-	-	-	515,186.4	(515,186.4)	-
Liberation reserve for future distributions (non taxed)	-	-	(40,068.8)	-	-	-	-	40,068.8	-	-
Liberation Reserves on Valuation of Investments Decree 2336/95	-	-	(138,138.7)	-	-	-	-	138,138.7	-	-
Constitution of Reserves on Valuation of Investments Decree 2336/95	-	-	448,303.4	-	-	-	-	(448,303.4)	-	-
Ordinary dividend in cash of $690,0 per share on 160.543.030 ordinary shares and 10.772.923 preferential shares subscribed and paid as of December 31, 2009. This dividend shall be paid in six (6) monthly installments within the first five (5) days of each month from April 2010.	-	-	-	-	-	-	-	(118,208.2)	-	(118,208.2)
Extraordinary dividend in stock of $769,29 for each share on the 160.543.030 ordinary shares and of $767,29 for each share on the 10.772.923 preferential shares subscribed and paid as of Dec. 2009. This dividend shall be paid in stock, at 1 share for each 29,832633 ordinary shares and 1 share with preferential dividend and with no right to vote for each 29,832633 preferential shares, subscribed and paid as of Dec. 2009.Payment of shares shall be made on April 1st, 2010 to whom is a stockholder at the time payment is enforceable according with in force regulations. In order to make such payment, a total of 5.742.569 new shares, 5.381.457 ordinary shares and 361.112 preferetial shares shall be issued. The unitary value of shares to be delivered shall correspond to the weighted average price of the ordinary stok negotaited in the S.Exchange in the week of January 18 to 22, 2010, $22.949,99	57.4	-	41.6	131,692.6	-	-	-	(131,791.6)	-	-
Movement of the period	-	(2,843.7)	(1,270.0)	2,227.9	15,829.6	(52,323.4)	(9,135.6)	77.3	-	(47,437.9)
Profit of the Period	-	-	-	-	-	-	-	-	264,361.2	264,361.2
BALANCE AS OF JUNE 30, 2010	$ 1,770.6	$ 88,939.0	$ 853,880.4	$ 776,364.5	$ 116,995.0	$ 400,018.3	$ (17,766.9)	$ 139,302.8	$ 264,361.2	$ 2,623,864.9

The notes are an integral part of the consolidated financial statements.

(*) The undersigned Legal Representative and Accountant certify that we have previously verified all statements contained under these consolidated financial statements.

JOSÉ ELIAS MELO ACOSTA
LEGAL REPRESENTATIVE (*)

MARTHA CECILIA CASTRO ORTIZ
ACCOUNTANT (*)
T. P. No. 40995-T

WILLIAM ALEXANDER GALVIS GUZMÁN
STATUTORY AUDITOR
T.P. No. 74138-T
(See my attached Report)

FILE No. 823437

CORPORACIÓN FINANCIERA COLOMBIANA S.A. AND SUBORDINATES

CASH FLOW CONSOLIDATED STATEMENTS
FOR THE SEMESTERS ENDED ON JUNE 30, 2010 AND DECEMBER 31, 2009
(In million pesos)

	June 30, 2010	December 31, 2009
CASH FLOWS FOR OPERATION ACTIVITIES:		
Adjustments to conciliate net profit of the period and net cash provided by (used in) operation activities		
Net Profit of the Period	$ 265,117.7	$ 515,186.4
Provided in Operation Activities:		
Investments Provision	92,457.3	721.8
Loan Portfolio Provision	5,049.2	7,564.6
Accounts Receivable Provision	1,858.5	3,426.3
Realisable Goods and Goods Received in Payment Provision	621.8	1,033.3
Other Assets Provision	18.7	359.8
Reimbursement of Investments Provision	(725.6)	(1,234.8)
Reimbursement of Loan Portfolio Provision	(5,047.8)	(7,202.1)
Reimbursement of Accounts Receivable Provision	(4,407.4)	(3,328.4)
Reimbursement of Goods Received in Payment Provision	(544.2)	(1,173.3)
Reimbursement of Property and Equipment Provision	(7.9)	(1.4)
Reimbursement of Other Assets Provision	(0.1)	(29.3)
Valuation of Investments, Net	(325,435.3)	(225,104.2)
(Profit) Net Loss in sale of goods received in payment	(942.0)	95.7
(Profit) Net Loss in sale of property and equipment	(2,029.1)	39.3
Depreciations	6,499.6	6,565.6
Amortisations	31,177.9	13,070.7
Audited Profit	63,661.3	309,990.0
Increase of Loan Portfolio	(15,045.1)	(996.0)
Increase in Accounts Receivable	(334,146.6)	(2,653.9)
Increase of Realisable Goods, Goods Received in Payment and Restored	(7,077.8)	(8,523.4)
Increase in Other Assets	(92,582.9)	(35,449.3)
Increase in Accounts Payable	49,721.6	44,145.7
Increase (Decrease) of Estimated Liabilities and Provisions	24,479.9	(24,627.9)
Increase of Other Liabilities	246,325.4	49,103.3
Net Cash (Used in) Provided by Operation Activities	(64,664.2)	330,988.5
CASH FLOWS FOR INVESTMENT ACTIVITIES:		
Increase in Investments	(89,964.1)	(1,085,214.4)
(Increase) Decrease in Acceptances, cash operations and derivatives	(23,138.4)	41,363.0
Increase (Decrease) of Property and Equipment	14,363.2	(51,006.3)
Decrease of excess Investment Cost on Value on Books	1,010.0	1,042.2
Net Cash used in Investment Activities	(97,729.3)	(1,093,815.5)
CASH FLOWS FOR FINANCING ACTIVITIES:		
Increase in deposits and current liabilities	173,972.0	196,160.6
Increase in passive positions in monetary market operations and related operations	287,980.4	1,463,879.5
Increase in circulating bank acceptances	55,287.8	-
Increase in bank loans and other financial obligations	95,694.7	11,815.7
Increase (Decrease)of circulating investment securities	65,563.0	(34,989.4)
Dividends paid in cash	(118,208.2)	(109,984.7)
Increase of the cost defect of the investment on value on books	(2,137.7)	(2,146.8)
Increase of minoritary interest	5,297.1	8,379.2
Net Cash Provided by Financing Activities	563,449.1	1,533,114.1
NET INCREASE IN CASH AND EQUIVALENTS IN CASH	401,055.6	770,287.1
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	1,005,330.9	235,043.8
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	$ 1,406,386.5	$ 1,005,330.9

Notes are an integral part of the consolidated financial statements

(*) The undersigned Legal Representative and Accountant certify that we have previously verified all statements contained under these consolidated financial statements.

JOSÉ ELIAS MELO ACOSTA	MARTHA CECILIA CASTRO ORTIZ	WILLIAM ALEXANDER GALVIS GUZMÁN
LEGAL REPRESENTATIVE (*)	ACCOUNTANT (*)	STATUTORY AUDITOR
	T. P. No. 40995-T	T.P. No. 74138-T


Corficolombiana

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2010 and DECEMBER 31, 2009

CORPORACIÓN FINANCIERA COLOMBIANA S. A. AND SUBORDINATES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED ON JUNE 30, 2010 AND DECEMBER 31, 2009 (In million Colombian Pesos, except anything to the contrary is indicated)

1. REPORTING ENTITY

Corporación Financiera Colombiana S.A. (hereinafter the Corporation) is a private financial institution, authorised by the Superintendence of Finance by means of Resolution of October 18, 1961, a commercial incorporated company incorporated on November 27, 1961 by means of Public Deed No. 5710 of Notary One of Cali; the Corporation shall have a term foreseen until October 2, 2051, that may be extended by the simple decision of the Stockholders Assembly.

The merger between Corporación Financiera del Valle S.A. (absorber entity) with Corporación Financiera Colombiana S.A. (absorbed entity) was formalised by means of Public Deed No. 12.364 of December 30, 2005 executed in Notary Office 18 of Bogota. In that same Public Deed the absorber entity modified its corporate name to Corporación Financiera Colombiana S.A., changed its domicile from Cali city to Bogotá city and increased its authorised capital to $1.715.

With Public Deed No. 10410 of Notary Office 71 of Bogota, on December 26, 2007 the merger between Corporación Financiera Colombiana (absorber entity) and the company Proyectos de Energía S.A. (absorbed entity) was formalised, and it was dissolved with no liquidation.

The corporate purpose of the Corporation is to take all actions and celebrate all contracts authorised to this type of credit institutions by Estatuto Orgánico del Sistema Financiero (Financial System Organic Statute) or such other especial provisions or regulations that substitute, modify or addition this Statute. In the performance of this purpose, the company may take all actions and execute all agreements in order to promote savings and private investment, develop the capital market, promote the creation, reorganisation, merger, transformation and expansion of any type of companies in sector where it is authorised to extend its service, and granting them medium and long term financing, and offering them specialised financial services that contribute to their development.

The main domicile of the Corporation is in Bogota city, and it operates through its 5 regional offices and 5 agencies in different cities of the country, as of June 30, 2010. The Corporation has no non-banking correspondents. As of June 30, 2010 it has 273 direct employees, 7 indirect employees and 27 temporary employees. It also has the following subordinate companies: Leasing Corficolombiana S.A., Banco Corficolombiana Panamá S.A. (financial company abroad), Fiduciaria Corficolombiana S.A., Organización Pajonales S.A., Hoteles Estelar de Colombia S.A., Gas Comprimido del Perú S.A., sociedad en el exterior, Valora S.A., Proyectos de Infraestructura S.A., Epiandes S.A., Promotora y Comercializadora Turística Santamar S.A., Colombiana de Licitaciones y Concesiones Ltda., Tejidos Sintéticos de Colombia S.A., Plantaciones Unipalma de los Llanos S.A , Pizano S.A, en restructuración, Estudios y

Proyectos del Sol S.A., (before Inversora en Aeropuertos S.A.), and Industrias Lehner S.A. The attached financial statements include assets, liabilities and results of the General Direction and its branch offices. The attached financial statements consolidate Home Office assets, liabilities and results and its financial subordinates and of the real sector.

Leasing Corficolombiana S.A. – Commercial Financing Company, it is a private corporation established according with Colombian laws, incorporated on January 21st, 1988 under Public Deed No. 116 of Notary Office One of Cali. On July 23, 1993, through Resolution 2455, the Superintendence of Finance authorised the conversion of Leasing del Valle S. A., in a Commercial Financing Company specialised in leasing, in conformity with the provisions of Law 35 of 1993. This conversion was legalised under Public Deed No. 2793 of August 10, 1993 of Notary Office Five of Cali, filed in the Chamber of Commerce on August 17, 1993 under number 69059 of Book IX. The term of the Company is until October 19, 2093.

As a consequence of its conversion, the Company has diversified its services and it has the due authorisation to make any of the operations characteristic of a Commercial Financing Company, besides its main corporate purpose of carrying financial leasing operations of all types as are: capture of resources through term deposit certificates, granting of loans, factoring, bank acceptances and repo operations, among others. The statutory auditor of the Company issued his reports on the financial statements as of June 30, 2010 and December 31, 2009 and as of December 31 and June 30, 2009 without exceptions, dated July 6, 2010 and January 21, 2010 respectively.

Banco Corficolombiana (Panamá) S.A. – Incorporated on August 10, 2004 it operates in the Republic of Panama with an international license granted by the Superintendence of Banks of the Republic of Panama, according with Resolution S. B. No. 214 – 2004 issued on September 17, 2004. Its main corporate purpose is to make loan operations, international leasing and other activities to finance working capital of different companies. The statutory auditor of the Company issued his reports on the financial statements as of December 31, 2009 and 2008 without exceptions, dated January 30, 2010.

Fiduciaria Corficolombiana S.A. – Is a financial services company incorporated according with Colombian laws on September 4, 1991 under Public deed No. 2803 of Notary Office One of Cali.

The term of the Fiduciaria expires on September 4, 2090. This term may be extended according with the decision of the Stockholders Assembly.

The exclusive purpose of the Fiduciaria is the development of all trust businesses regulated by law and by complementary or adding regulations, on all kinds of real estate or movable goods, corporeal and incorporeal. The statutory auditor of the Company issued his reports with no exceptions on the financial statements as of June 30, 2010 and December 31, 2009 and as of December 31 and June 30, 2009, dated July 12, 2010 and January 22, 2010 respectively.

Organización Pajonales S.A. – It was incorporated as a Corporation incorporated according with Colombian Law, under Public Deed No. 1048 of May 2, 1980 granted in Notary Office 2 of Ibagué (Tolima) and registered at the Chamber of Commerce of Ibagué on May 5, 1980 under No. 4331 of the corresponding book.

According with Public Deed No. 0003509 of 21/12/06 of Notary Office 3ª of Ibagué, registered on 28/12/06 under No. 0035795 of Book IX, the company changed its name from Compañía Agropecuaria e Industrial Pajonales S.A. for Organización Pajonales S.A.

The corporate purpose of the company is to exploit agriculture, cattle and forestry; the investment in and promotion of agriculture, cattle, forestry, agro industrial, construction, real estate, commercial and industrial companies. The statutory auditor of the company issued his report on the financial statements as of June 30, 2010 and December 31, 2009 and as of December 31 and Jun e 30, 2009 with no exceptions, dated July 15, 2010 and January 26, 2010 respectively.

Hoteles Estelar S.A. – Its corporate purpose is hotel promotion, construction, administration and exploitation; the promotion of companies with real estate and movable goods activities and the acquisition, sale, leasing and administration of real estate and movable goods. The statutory auditor of the company issued his report on the financial statements as of June 30, 2010 and December 31, 2009 and as of December 31 and June 30, 2009 with no exceptions, dated July 6, 2010 and February 3, 2010 respectively.

Gas Comprimido del Perú S. A. – The corporate purpose of this company is the exploration, production, generation, storage, packing, transportation and /or transmission, distribution and trading of any type of energy in any form or state. The company was created on April 3, 2009 and legalised by means of Public Deed granted before a Notary in Lima city with record 12302719 of the Sunarp. Its domicile is Lima, Perú and was created for an indefinite term. This company as of June 30, 2010 and December 31, 2009 had no external auditor. This is why its financial statements as of said dates have to been audited.

Valora S.A. – Its corporate purpose is the administration, counselling, planning, promotion, trading, development, agency, investment and execution of any kind of activities in the industrial, commercial or service sector, and the exportation, importation, production, sale and purchase of all kinds of goods and services and the investment in real estate or movables. The statutory auditor of the company issued his opinions with no exceptions on the financial statements as of June 30, 2010 and December 31, 2009 and as of December 31 and June 30, 2009, dated July 2nd, 2010 and January 25, 2010 respectively.

Proyectos de Infraestructura S.A. – Former Hacienda El Carmen Ltda., is a corporation incorporated according with Colombian laws on March 26, 1985, under Public Deed No. 893 of Notary Office One of Cali. The term of the company is until March 1st, 2043.

By means of Public Deed No. 562 of March 1, 1993 of Notary Office One of Cali, the company Hacienda El Carmen Ltda. Transformed from Limited Company to Corporation (public company) and changed its corporate name from Hacienda El Carmen Ltda. to Proyectos de Infraestructura S. A. The corporate purpose of Proyectos de Infraestructura S. A. is mainly the

construction of public works under the concession system and the total or partial development of public and private works construction under any other system different to concessions. The statutory auditor of the company issued his opinion with no exceptions on the financial statements as of June 30, 2010 and December 31, 2009 and as of December 31 and June 30, 2009 dated July 6, 2010 and January 28, 2010 respectively.

Estudios, Proyectos e Inversiones de los Andes S.A. – Is a company legally incorporated by Public Deed number 12202 of January 5, 1988 granted in Notary Office 5 of Bogota. It was amended by Public Deed number 20023 of March 13, 1995 of Notary Office 28 of Bogota. Its main domicile is the city of Bogotá D. C. And the term of the company under the bylaws is until October 5, 2036; but it may be dissolved or extended before such term. The main objective of the company is to develop public service infrastructure projects, build highways, roads and in general terms road networks and invest in all types of infrastructure projects of national or regional level. Its main domicile is in Bogota. The statutory auditor of the company issued his opinion with no exceptions on the financial statements as of June 30, 2010 and December 31st, 2009 and as of December 31st and June 30, 2009, dated July 12, 2010 and February 15, 2010 respectively.

Promotora y Comercializadora Turística Santamar S.A. – This is a company created by means of public deed number 0061 of January 20, 1998 of Notary Office 09 of Bucaramanga, amended under public deed number 410 of March 10, 1998 with term until December 31, 2050. The main purpose of the company is to structure, develop, run and promote the Santamar Club tourist complex with the time sharing system from the tourist and hotel Santamar Club complex and operate, maintain and manage establishments constituted under any of the time sharing modes; it may also delegate whether the operation, maintenance or administration of these establishments; at present it operates and administers Hotel Santamar and Convention Centre in Santa Marta. The statutory auditor of the company issued his Opinion with no exceptions on the financial statements as of December 31, 2009 and 2008, on January 20, 2010.

Colombiana de Licitaciones y Concesiones Ltda. – Concecol – It was incorporated on November 30, 1994 by means of Public Deed number 6626 of Notary Office 18 of Bogota. Its term is until November 30, 2044. Its corporate purpose is the promotion, structuring and participation in all types of infrastructure projects, carrying out any type of contract, especially concession contracts with the Nation and with other decentralised entities of any level; submittal of proposals or offers in public and private bids for any type of infrastructure projects especially public utilities, energy generation and transforming, transportation and roads, ports and communications; integral counselling to third parties in all kind of infrastructure projects, intended to determine the feasibility and convenience of such projects, their financial schemes and proposal formulation; and also taking the necessary steps for obtaining loans for their implementation and development. Its domicile is in Bogota. The statutory auditor of the company issued his opinion on the financial statements as of June 30, 2010 and December 31, 2009 and as of December 31 and Jun e 30, 2009, with no exceptions, on July 13, 2010 and February 15, 2010 respectively.

Tejidos Sintéticos de Colombia S.A. – It was incorporated on June 27, 1985 by means of Public Deed number 1946 in Bucaramanga city, with a term until December 31st, 2085. Its corporate

purpose is the assembly and exploitation of shops for the production of articles made of plastic materials and other similar materials. The company is located in the Industrial Area of Chimita Km. 1, Bucaramanga. The statutory auditor of the company issued his report with no exceptions on the financial statements as of December 31, 2009 and 2008, on January 29, 2010.

Plantaciones Unipalma de los Llanos S.A. - Unipalma S.A. – This company was incorporated by means of Public Deed number 2.627 of Notary Office 1 of Cali on June 20, 1966 under the name "Metales Suramericanos Limitada", afterwards by means of Public Deed number 6388 of January 23, 1986 of Notary Office 4 of Bogota it changed its name to its present name. Its corporate purpose is growing African palm tree in its different types and its industrial exploitation and the rendering of technical assistance services related to the cultivation and exportation of the African palm tree. Its domicile is the city of Bogota. The statutory auditor of the company issued his opinions on the financial statements as of June 30, 2010 and December 31, 2009, and as of December 31st and June 30, 2009, with no exceptions, on July 16, 2010 and February 27, 2010 respectively.

Pizano S.A. en restructuración – It was created on September 11, 1962 under public deed No. 4900 of Notary Office 4 of Bogota. The term of the company is until September 11, 2050. The corporate purpose of the Company is the transformation of wood, the manufacture of articles or industrial products, construction materials, decoration and finished products based on wood.

The statutory auditor of Pizano S.A. under a restructuring process indicates in its report of February 12, 2009 that with respect to the consolidated financial statements of Pizano S.A. under restructuring, as of December 31st, 2009:

- For the effects of the consolidated financial statements of Pizano S.A. in restructuring as of December 31, 2009 the companies C.I. Pizano Trading S.A. y Sociedad Portuaria la Loma S.A. were not included in the consolidated as of December 31st, 2009; these companies are not consolidated because they are under a liquidation process.

- An emphasis paragraph was included to inform on the change in the depreciation method in the Tablex III plant from straight line to production units in order to obtain a better cost association with present benefits of this plant. The effect of this change in accounting estimation represented a lower cost for depreciation in 2009 of approximately $ 2.675.

- The Maderas del Darién S.A. and Manufacturas Terminadas S.A. financial statements were audited by another statutory auditor who in his reports of January 26, 2010 issued opinions with no exceptions on them. My opinion with respect to the figures of these entities, included in the attached consolidated financial statements is only based in the reports received from the statutory auditor of Maderas del Darién S.A. and Manufacturas Terminadas S.A. that were delivered to me.

The statutory auditor of the company issued his report with no exceptions on the financial statements as of December 31, 2009 and 2008 on January 12, 2010.

Estudios y Proyectos del sol S.A. – Its corporate purpose is the promotion, structuring and participation in all kinds of infrastructure projects for such purpose being able to execute any kind of agreements, especially concession contracts with the Nation and with other decentralised entities of any level. Submittal of proposals or offers in public and private bids of any kind of infrastructure projects, especially public services, energy generation and transforming, transportation and roads, ports and communications. The domicile of the company is in Bogota. The company was incorporated by public deed 10308 of notary office 71 of Bogota in December 20, 2007, with a term until December 20, 2037. The statutory auditor of the company issued his reports with no exceptions on the financial statements as of June 30, 2010 and December 31, 2009 and as of December 31 and Jun e 30, 2009, on July 12, 2010 and February 28, 2010 respectively.

Industrias Lehner S.A. – The corporate purpose of this company is the manufacture and trading of products used in the construction industry, manufactured based on aluminium, glass and wood. It was incorporated on October 5, 1957 by public deed 4714 of Notary Office 2 of Cali with a term until May 7, 2096. Its main domicile is Palmira city and it operates in North, Central and South America.

As of June 30, 2010 the Company presented net losses for $3.682.3, and therefore equity amounts $22.805,4. The management of the company has established a work plan for the financial recovery of the company, in order to obtain acceptable profitability levels that allow the company to recover financially.

Assets, liabilities, equity and results of the home office and its subordinates as of June 30, 2010 and December 31, 2009 are as follows:

	June 2010				
	Assets	Liabilities	Equity	Profit (Loss) of the period	Direct Partic.
Home Office and its financial subordinates	$ 7.241.840,7	$ 4.632.932,2	$ 2.608.908,5	$ 263.217,8	
Colombiana de Concesiones y Licitaciones Ltda.	89.411,7	58.510,6	30.901,1	743,1	100,00%
Estudios, Proyectos e Inversiones de los Andes S. A.	640394,3	538.217,1	102.177,2	28.008,7	94,87%
Hoteles Estelar de Colombia S. A.	278.372,2	103.328,6	175.043,6	4.312,8	84,91%
Industrias Lehner S. A.	84.494,6	61.688,7	22.805,9	(3.682,3)	49,83%
Estudios y Proyectos del Sol S. A.	33.718,3	18.257,5	15.460,8	(455,3)	94,98%
Organización Pajonales S. A.	162.201,0	52.691,1	109.509,9	(503,4)	94,99%
Pizano S. A.	344.082,9	134.967,9	209.115,0	411,0	39,99%
Plantaciones Unipalma de los Llanos S. A.	110.532,9	19.495,5	91.037,4	1.817,8	54,53%
Promotora y Comercializadora Santamar S. A.	19.017,2	2.562,3	16.454,9	138,0	84,55%
Proyectos de Infraestructura S. A.	304.558,5	186.888,1	117.670,4	26.289,4	88,25%
Tejidos Sintéticos de Colombia S. A.	33.827,4	11.578,0	22.249,4	(53,8)	94,99%
Valora S. A.	34.614,1	1.772,2	32.841,9	565,8	94,95%
Gas Comprimido del Perú	19.502,3	14.156,7	5.345,6	(2.028,0)	80,00%
Eliminations for consolidation	(716.726,5)	218.930,2	(935.656,7)	(54.420,4)	
	$ 8.679.841,6	$ 6.055.976,7	$ 2.623.864,9	$ 264.361,2	

	December 2009				
	Assets	Liabilities	Equity	Profit (Loss) of the Period	Direct Partic.
Home Office and its financial subordinates	$ 6.555.528,6	$ 4.047.419,1	$ 2.508.109,5	$ 520.659,9	
Colombiana de Concesiones y Licitaciones Ltda.	74.604,8	42.559,3	32.045,5	2.432,2	100,00%
Estudios, Proyectos e Inversiones de los Andes S. A.	321.337,0	227.499,5	93.837,5	18.526,8	94,87%
Hoteles Estelar de Colombia S. A.	272.846,0	100.663,9	172.182,1	5.980,0	84,91%
Industrias Lehner S. A.	82.328,9	55.789,6	26.539,3	(3.498,8)	49,83%
Estudios y Proyectos del Sol S. A.	9.035,7	61,0	8.974,7	(33,1)	94,98%
Organización Pajonales S. A.	146.454,4	35.936,7	110.517,7	(1.774,0)	94,99%
Pizano S. A.	336.971,8	128.226,0	208.745,8	1.320,3	39,99%
Plantaciones Unipalma de los Llanos S. A.	107.179,2	16.757,1	90.422,1	853,0	54,53%
Promotora y Comercializadora Santamar S. A.	19.126,8	2.810,0	16.316,8	157,2	84,55%
Proyectos de Infraestructura S. A.	310.487,4	191.296,3	119.191,1	27.285,8	88,25%
Tejidos Sintéticos de Colombia S. A.	32.952,0	10.569,0	22.383,0	147,3	94,99%
Valora S. A.	34.772,0	1.795,4	32.976,6	613,5	94,95%
Gas Comprimido del Perú	8.394,5	690,1	7.704,4	(1.109,2)	80,00%
Eliminations for consolidation	(733.719,7)	191.076,6	(924.796,3)	(56.374,5)	
	$ 7.578.299,4	$ 5.053.149,6	$ 2.525.149,8	$ 515.186,4	

2. MAIN ACCOUNTING POLICIES

Following is a description of the main policies and practices the Corporation has adopted according with the aforementioned:

a. *Basic Accounting and Consolidation Accounting* – Accounting policies and those for the preparation of the consolidated financial statements of the Corporation and its national subordinate companies are in accordance with accounting regulations established by the Superintendence of Finance of Colombia and on issues not provided there under, according with accounting norms and principles established in Colombia. The foreign subordinate company prepares these consolidated financial statements according with international accounting regulations (NIC) and with accounting norms and regulations in force in the country where it operates. For the purpose of the consolidation, adjustments and reclassifications were made in order to adapt them to the regulations provided by Superintendencia Financiera de Colombia.

   Accounts and transactions between the Home Office, its subordinate companies and among them were eliminated in the consolidation of the financial statements.

   Available – It records high liquidity resources of the Corporation and its subordinate companies as: cash, deposits in the Central Bank- Banco de la República-, deposits in banks both in local and foreign currency and in other financial entities both in the country and abroad.

Overdrafts in bank current accounts constitute liabilities in favour of the corresponding bank institution and are reflected in the overdraft passive account in bank current account.

The value of cheques drawn by the Corporation and of national subordinate companies that have not been collected after six (6) months of the draw date are re-classified in the uncollected drawn cheques passive account.

According with accounting instructions given by the Superintendence of Finance, financial entities, in order to cover eventual losses originated by items pending to be clarified in bank conciliations, must provision non recorded extracted debit notes and accounted non extracted credit notes with more than 30 days when in local currency and 60 days when in foreign currency, of permanence in such conciliations.

b. *Repo, simultaneous and of temporary transference of securities Operations*– In repo, simultaneous and of temporary transference of securities operations a securities and money exchange occurs between the parties. In the case of a temporary transfer of securities backed up by securities, exchange occurs between securities.

In these operations one of the parties, the transferor (or originator in the Ttv), delivers securities to the taker (receptor in the Ttv), and doing so transfers the property of them. In exchange the taker (or receptor in the Ttv) gives the transferor or originator the money. In the case of a temporary securities transfer (Ttv) backed by securities, the receptor delivers securities to the originator and doing so he transfers their property.

Transference of property is an integral and main part of the legal structure of these operations; with this transfer the counterparty is protected should the party that delivered the securities enter in a non compliance event.

According with the norm, securities shall remain recorded in the balance of who delivers them initially and this entity shall valuate them and acknowledge their risks. Also, cash flows that generate securities within the term of the operation shall be restored to whom delivered them initially in the operation.

The aforementioned considerations are reflected in accounting as follows:

The transferor, the originator or the receptor, as the case may be, shall re-classify in their balance all values they have delivered in a repo, simultaneous or of temporary transference of securities operation and additionally shall record them within their memorandum accounts to disclose delivery.

The taker, the receptor or the originator, as the case may be, shall record in their memorandum accounts the receipt of securities from the aforementioned operations.

Entities participating in repo, simultaneous or of temporary transfer of securities operations shall record money resources from these operations within their respective balances as an obligation or a right, according with the position.

Securities transferred under repo, simultaneous or of temporary transference of securities operations are recorded only in the balance of the taker, the receptor or the originator, as the case may be, at the time of a non compliance of the corresponding operation, or when one of the parts of the operation is under a bankrupt procedure, taking possession for liquidation or is part of global debt re-structuring agreements.

In such event, the transferor, originator or receptor shall also withdraw from their balances securities delivered due to the celebration of the aforementioned operations.

Securities obtained as a consequence of the celebration of a temporary transfer of securities , repo or simultaneous that are again delivered due to any such operations, are only recorded through memorandum accounts.

When the operation through which securities were initially obtained takes place, the record made in memorandum accounts shall be reverted and the rule provided under the third paragraph for securities delivered under repo, simultaneous or of temporary transfer operations, shall apply.

When the taker, originator or receptor incur in an in-short position they shall record in their balance a financial obligation to the favour of the initial transferor, originator or receptor for the fair price of exchange of the corresponding securities.

Yield of repo operations or of simultaneous operations shall be exponentially caused by the parties during the term of the corresponding operation and shall be an expenses or a revenue for each of them as it corresponds.

The active position in a repo operation or a simultaneous operation is present when a person acquires securities in return for an amount of money assuming in such action and time the undertaking of again transferring the property to the "transferor" on the same day or in a future date and at a determined price of securities of the same kind and characteristics. This participant shall be called "the taker" in the operation.

The passive position in a Repo or simultaneous operation occurs when a person transfers the property of securities in return for the payment of an amount of money, assuming in such moment and time the undertaking of again acquiring them from its counterparty, or to acquire from that counterparty securities of the same type and characteristics on the same day or in a future date and at a pre determined price. This participant in the operation shall be called the "transferor".

c. *Interbank Funds* – Interbank funds are those funds placed (or received by) a financial entity in (or from) another financial institution directly and with no investment transfer agreement or of loan portfolio. These are operations related to the corporate purpose that are agreed at a term of not more than thirty (30) common days, provided that with such operations the entity looks for taking advantage of excesses or substitute liquidity defects.

   Interbank funds operations also include transactions called 'over-night', made with banks abroad using funds from the national financing institution.

d. *Investments* – It includes investments acquired by the Corporation and its subordinate companies in order to maintain a secondary liquidity reserve, acquiring the direct or indirect control of any company in the financial sector or technical services, of complying with legal or regulatory provisions, or with the exclusive purpose of eliminating or significantly reducing the market risk to which assets, liabilities or other elements of the financial statements are exposed.

Following the way on which the different types of investment are classified, valuated and accounted is explained:

Rating	Term	Characteristics	Valuation	Accounting
Negotiable in debt securities	Short term	Securities acquired with the purpose of obtaining profits for price fluctuations.	They use fair exchange prices, reference rates and/or margins estimated and published by the Stock Exchange of Colombia on a daily basis.	The difference between current market value and the immediately preceding value is recorded as a greater or lower value of the investment and its balancing entry affects results of the period. From June 12, 2007 in compliance with External Circular Letter 014 of 2007 of Superintendencia Financiera de Colombia, investments are valuated at market prices from the same day of their acquisition, therefore accounting of changes between the acquisition cost and the market value of the investments is done from the purchase date.
To be held until Maturity	Until Maturity	Securities with respect to which the Corporation has the serious purpose and the legal, contractual, financial and operating capacity to keep them to maturity.	Exponentially from the internal rate of return calculated at the time of purchase.	The present value is recorded as a greater value of the investment and its balancing entry is recorded in the results of the period.
Available for sale – debt securities	One year	Once the year ends, they may reclassify to the aforementioned categories on the	They use fair exchange prices, reference rates and margins that are estimated and published daily by the Stock of Exchange of Colombia.	Changes that occur in these securities or instruments of low or minimum marketability or with no quotation are

Rating	Term	Characteristics	Valuation	Accounting
		first following business day.		recorded according with the following procedure: The difference between the present value on the evaluation day and the immediately preceding one is recorded as a greater value of the investment with credit to result accounts. The difference between the market value and the present value is recorded as an accumulated non realised profit or loss within equity accounts.
Available for sale – participative securities	With no term	With low or minimum marketability, that have no quotation, securities the Corporation holds in its capacity as controlling or home office..	Investments in participative securities are valuated: Participative securities issued and negotiated in Colombia inscribed in the stock of exchange; these investments are valuated based on the daily valuation price published by an authorised agent; Participative securities issued and negotiated in Colombia, not inscribed in stock of exchange, are valuated monthly and increased or decreased in the participation percentage of subsequent equity variations, calculated based on the last certified financial statements. Such financial statements shall be as of June 30 and December 31 of each year or the most recent when known and with not more than 6 months of age and duly certified.	Low or minimum marketability or with no quotation. The difference between the market value or updated and the value on which the investment has been recorded, is accounted as follows: Should it be greater, in the first instance it decreases the provision or devalorisation until depletion and excess is recorded as surplus for valorisation. Should it be lower it affects surplus for valorisation until depletion and excess is recorded as a devalorisation. • When dividends or profits are distributed in kind, including those from the capitalisation of the equity revalorisation

Rating	Term	Characteristics	Valuation	Accounting
				account, the part accounted as surplus for valorisation is recorded as revenue with charge to the investment and such surplus is reverted. When dividends or profits are distributed in cash, the value accounted as surplus for valorisation is recorded as revenue, reverting such surplus and the amount of dividends exceeding the same is accounted as a lower value of the investment. High and Medium Marketability Update of the market value of high or medium marketability securities or quoted in foreign stock exchanges internationally acknowledged, is accounted as a non realised accumulated profit or loss within equity accounts, with credit or charge to the investment. Dividends or profits distributed in kind or in cash including those from the capitalisation of the equity revalorisation account are recorded as a revenue up to the amount that corresponds to the investor. On profits or revalorisation of the issuer equity accounted by the issuer from the

FILE No. 823437

Rating	Term	Characteristics	Valuation	Accounting
				investment acquisition date, with charge to accounts receivable.
Negotiable Participative securities			Investments in participative securities are valuated as follows: Participative securities issued in Colombia, inscribed in the stock exchange, these investments are valuated based on the price of daily valuation published by an authorised agent...	It is accounted as profit or loss within the Status of Results with deposit or charge to the investment.

Criteria for the valuation of investments – The determination of the fair exchange price or value of a security or instrument shall consider all necessary criteria to assure compliance with the objective of investment valuation provided under Chapter I of External Circular Letter 100 of 1995 issued by the Superintendence of Finance of Colombia and in all cases the following:

- Objectivity – The determination and assignment of the fair exchange price or value of a security or instrument must be made based on technical and professional criteria that recognise the effects derived from changes in the behaviour of all the variables that may affect such price.

- Transparency and representativeness – The exchange fair value or price of a security or instrument must be determined and assigned with the purpose of disclosing a true, neutral, verifiable and representative economic result of rights incorporated in the corresponding security or instrument.

- Permanent evaluation and analysis – The exchange fair value or price assigned to a security or instrument must be grounded on the permanent evaluation and analysis of market conditions, of issuers and the corresponding issue. Variations in said conditions should be reflected in changes in the value or price previously assigned with the periodicity established for the valuation of investments established in the mentioned regulation.

- Professionalism – The determination of the exchange fair value or price of a security or instrument must be based on the conclusions product of the analysis and study made by a prudent and diligent expert, intended for the search, attainment, knowledge and evaluation of all the relevant information available, so that the price determined reflects the amounts that would be reasonably received for its sale.

With External Circular Letter 030 of 2009 – The marketability index was eliminated as a referring for valuation; this circular letter entered into force on August 24, 2009 and is at present the referring in investment valuation.

Periodicity of the valuation and accounting record thereof – Investments valuation shall be made daily unless other provisions indicate a different frequency.

Accounting records necessary for the acknowledgement of investments shall be made with the same periodicity provided for the valuation.

Investments of mutual funds and of trusts managed by fiduciary companies other than autonomous equities or fiduciary commissions constituted to manage social security pension resources shall be evaluated at least monthly and results recorded with the same frequency. However, if terms for rendering accounts are lower, they must accept them.

Reclassification of investments – In order that an investment may be maintained in any of the classification categories listed under Chapter I of Basic Accounting and Financial Circular Letter 100 of 1995, the corresponding security or instrument must comply with the characteristics or conditions of the investment type of which it is part. The Superintendence may at any time order the controlled entity to reclassify a security or instrument, whenever it does not comply with the characteristics of the type in which it pretends to be classified or such re classification is required for a better disclosure of the financial condition of the investor.

Controlled entities may re classify their investments in conformity with the following provisions:

Re classification of investments to be held until maturity to negotiable investments – There is occasion to re classify securities or instruments from the category of investments to be held until maturity, to the category of negotiable investments when any of the following circumstances occur:

- Significant deterioration in the issuer conditions, or the conditions of its home office, its subordinates or related offices.
- Changes in the regulations that hinder maintaining or holding the investment.
- Merger processes that lead to the reclassification or the realisation of the investment with the purpose of maintaining the previous risk position of interest rates or of adjusting to the credit risk policy previously established by the resulting entity.
- Other events not foreseen in the preceding paragraphs, prior authorisation by the Superintendence.

Re classification of investments available for sale to negotiable investments or to investments to be held until maturity – There is occasion to re classify securities or instruments/bonds from the investments available for sale category to any of the other two categories when:

- The term foreseen under numeral 3.3 of Chapter I of Accounting and Financial Basic Circular Letter 100 of 1995 falls due.

FILE No. 823437

- The investor losses its capacity as parent or controlling company should this event imply the decision to sell the investment r the main purpose of obtaining profit for short term fluctuations of the price from that date.

- Any of the circumstances provided under numeral 4.1 of Chapter I of the Basic Accounting and Financial Circular Letter 100 of 1995 is present.

- The investment goes from low or minimum marketability or with no quotation, to high or medium marketability. In this event they may only be reclassified from investments available for sale to negotiable investments.

When investments to be held until maturity or investments available for sale are re-classified to negotiable investments, all regulations on valuation and accounting of them must be complied with. Consequently, non realised profits or losses shall be acknowledged as income or expenses on the reclassification day.

In the events on which an investment is re classified, the corresponding entity shall inform the Superintendence the re classification made at the latest within the following ten (10) common days following the date thereof, indicating the reasons for the decision and giving details of its effect on the status of results.

Securities or instruments/bonds that are re classified with the purpose of being part of the negotiable investments may not be re classified again.

Provisions or losses for qualification of credit risk – The price of securities or debt instruments and that of securities or participative securities with low or minimum marketability or with no quotation, shall be adjusted on each valuation date based on the credit risk qualification in conformity with the following provisions:

Except for the exceptional cases established by the Superintendence, securities or internal or external debt securities or instruments issued or guaranteed by the Nation, those issued by the Central Bank - Banco de la República - and those issued or guaranteed by Fondo de Garantías de Instituciones Financieras – FOGAFÍN – shall not be subject to the provisions of this numeral.

Securities or Issuing Bonds or issuers with external ratings – Securities or debt securities with one or more ratings/qualifications granted by external qualifiers recognised by the Superintendence of Finance, or securities or debt securities issued by entities rated by them, may not be recorded for an amount exceeding the following percentages of its net nominal value of amortisations made until the valuation date:

Long Term Rating	Maximum Value %	Short Term Rating	Maximum Value
BB+,BB,BB-	Ninety (90)		Ninety (90)

B+,B,B-	Seventy (70)	·	Fifty (50)
CCC	Fifty (50)	; and 6	Zero (0)
DD,EE	Zero (0)		

Securities or issuing securities or non qualified/rated issuers – For securities or debt instruments with no external rating, for securities or debt instruments issued by entities that have not been rated or for securities or participative securities, the amount of the provisions must be determined based on the methodology established for that effect by the investor entity. Such methodology shall be previously approved by the Superintendence controlling the corresponding entity.

The price of securities and/or debt instruments indicated under paragraphs c. and e. of numeral 6.1.1 and numeral 6.1.2, and the price of securities and/or participative securities with low or minimum marketability or with no quotation shall be adjusted on each valuation date based on the credit risk qualification/rating.

Cases on which there are no fair exchange prices determined according with paragraph a. of numeral 2.1, nor margins referred to under paragraph b. Of the same numeral, for the valuation date, but reference rates do exist."

Those securities that may not be valuated in conformity with the former paragraphs of this numeral shall be valuated exponentially form the internal return rate estimated subject to the provisions of numeral 6.1.2 of this regulation, on which case the value for which the investment has been recorded shall be taken as the purchase price. This procedure must be maintained until the security may be evaluated subject to some of the aforementioned paragraphs.

Investor entities with no approved internal methodology for the determination of the provisions referred hereunder shall be subject to the following:

Category	Risk	Characteristics	Provisions
A	Normal	They meet the terms agreed in the security or title and have an adequate capital and interest payment capacity.	Does not apply
B	Acceptable	It corresponds to issues which show uncertainty factors that could affect the capacity to continue with the adequate compliance with debt services. In the same way, its financial statements and other available information present weakness that may affect its financial condition.	The net value cannot be greater than eighty per cent (80%) of the nominal net value of amortisations made up to the date of evaluation for debt securities and of the acquisition cost in the case of participative securities.
C	Appreciable	Corresponds to issues with high or medium non compliance probability in the timely payment of capital and interests. Also, its financial statements and other information available present	The net value may not be greater than sixty per cent (60%) of the net nominal value of amortisations made until the valuation date for debt securities and the acquisition cost for participative

Category	Risk	Characteristics	Provisions
		deficiencies in their financial condition that involve investment recovery.	securities.
D	Significant	It corresponds to those issues which present a break of terms agreed in the instrument, and also its financial statements and other available information present increased deficiencies in its financial condition and therefore the possibility of recovering the investment is highly doubtful.	The net value may not exceed forty per cent (40%) of the net nominal value of the amortisations made up to the valuation date for debt securities and of the acquisition cost for participative securities.
E	Uncollectible	Issuers that according with their financial statements and other information available it is considered that the investment is uncollectible. Also, if financial statements are not submitted less than six (6) months from the valuation date.	The value of these investments must be totally provided.

e. *Loan portfolio and Leasing contracts* – Chapter II of the Basic Financial and Accounting Circular Letter that refers to Loan Risk Management, rating of loans portfolio and leasing contracts and provisions present as the base, the following criteria:

- Housing loans are loans that independent from the amount, are granted to natural persons for the acquisition of new or used housing or for the construction of individual housing.

- Consumer loans are loans granted independent from their amount, to natural persons with the purpose of financing the acquisition of consumer goods or payment of services for non commercial or entrepreneurial purposes, different to those granted under the micro credit mode.

- The combination of active credit operations granted to micro businesses where the main payment source of the obligation comes from revenues derived from their activity shall be rated as micro credits; the debtor's debt balance may not exceed one hundred and twenty (120) minimum monthly legal salaries in force at the time of approval of the corresponding loan active operation. Debt balance means the amount of obligations in force on behalf of the corresponding micro business with the financial sector and other sectors, in the records of data bank operators consulted by the corresponding creditor, excluding mortgage loans for the financing of housing and adding the value of the new obligation. The definition of a micro business shall be the definition provided in in-force regulations.

- Commercial loans shall be those loans granted to natural or legal persons for the development of organised economic activities, different to loans granted under the micro credit mode.

Commercial financing companies are not authorised to make housing loans. Until present, Leasing Corficolombiana S.A. has not subscribed leasing contracts nor has made loan disbursements under the micro credit rating.

The ratings of its debtors shall be aligned according with the following criteria:

- In order to homologate risk ratings in debt reports and in the recording in the financial statements the following aligning table in the commercial portfolio mode shall be applied:

Aggregation reported categories	
Report Category	**Grouped Category**
AA	A
A	B
BB	B
B	C
CC	C
D	D
E	E

When by virtue of the implementation of the reference model clients rated as unpunctual shall be homologated as follows:

Grouped Category E = Unpunctual clients with assigned PDI is equal to one hundred per cent (100%).

Grouped Category D = All other clients rated as unpunctual.

- For the purpose of homologating risk ratings in debt reports and in the record in the financial statements the following alignment table shall be applied in the consumption portfolio modality:

Aggregation reported categories	
Report Category	**Grouped Category**
AA	A
A with present default between 0-30 days	A
A with present default greater than 30 days	B
BB	B
B	C
CC	C
D	D
E	E

When by virtue of the implementation of the reference model clients rated as unpunctual shall be homologated as follows:

Grouped Category E = Unpunctual clients with assigned PDI equal to one hundred per cent (100%).

Grouped Category D = All other clients rated as unpunctual.

- The internal alignment process shall be made monthly for each debtor taking to the greater risk category the credits of equal modality granted to the client, except the client proves to the Superintendence of Finance the existence of sufficient reasons for his rating in a lower risk category.

- Financial entities that according with relevant legal provisions are obliged to consolidate financial statements, shall assign the same rating to loans of the same modality granted to a debtor, except they prove to the Superintendence of Finance the existence of sufficient reasons for its rating in a lower risk category.

- Ratings must be aligned with those of other financial entities when at least one of them reports to one same debtor in a rating grouped equal or greater than C (C, D and E) and whose reported debt in greater risk on the system is higher than 20%, according with the last information available in the risk central. The aforementioned except it demonstrates the existence of sufficient reasons for its rating in a different risk category.

With respect to the stoppage of yield causation, it shall be suspended when a loan according with its modality, presents a default, thus: housing, default greater than 2 months; consumption, default greater than 2 months; micro credit, default greater than 1 month and commercial, default greater than 3 months. Therefore, they shall not affect the status of results until they have been effectively collected. Whilst collection is made, the corresponding record shall be made in memorandum accounts.

Those credits entering in default and that have sometime not caused interest, monetary correction, adjustments for change, rates or income for other concepts shall cease to cause such revenue from the first day of default. Once they have been paid they may again cause them. Meanwhile they are collected the corresponding record shall be made on memorandum accounts.

In cases where as a consequence of restructuring agreements or any other kind of agreement capitalisation of interest recorded in memorandum accounts or of punished portfolio balances including capital, interests and other items is considered, they shall be accounted as a deferred payment under Code 272035 and their amortisation to the status of results shall be made proportionally to values actually collected.

Leasing Corficolombiana S.A. makes a monthly alignment process that takes to the highest risk category credits of the same modality granted to it, except it proves the

Superintendence of Finance the existence of sufficient reasons for its rating in a lower risk category.

Criteria and procedures for the evaluation of the clients' portfolio are as follows:

The evaluation shall be made for all loans and leasing agreements in force. This evaluation shall be made at least in May and November and results shall be recorded as of the closing of the following month.

Criteria for the aforementioned evaluation are the following:

a. Debtor and co-debtors' capacity considering loan characteristics and expected liquidity according with the debtor's cash flow and solvency of its endorsers and other guarantors in conformity with the updated and documented financial information.

b. Income and expenditure flows and the cash flow of the debtor and of the project to be financed. The debtor's solvency through variables as the debt level and the quality and composition of assets, liabilities, equity and contingencies of the debtor or of the project.

c. Information from risk centrals, consolidated with the system and from other sources of commercial information available to the controlled institution.

Rules on classification and qualification of credit risk Commercial Portfolio – With the Modelo de Referencia Comercial "MRC" (Commercial Reference Model) becoming effective as of July 1st, 2007, leasing agreements and commercial portfolio shall be rated in one of the following segments and credit risk categories according with Annex 3 of Chapter II of Accounting and Financial Circular Letter:

Portfolio segmentation –

The reference commercial portfolio model is based on segments differentiated by the level of debtor assets under the following criteria:

Classification of the commercial portfolio by level of assets

Size of the Company	Level of Assets
Big companies	More than 15.000 SMMLV
Medium companies	Between 5.000 and 15.000 SMMLV
Small companies	Less than 5.000 SMMLV

Additionally, a category called "natural persons" is created that groups all natural persons that are debtors of commercial credit.

Non Compliance Probability (PI) –

It corresponds to the probability that in a term of twelve (12) months debtors of a determined commercial portfolio incur in a default based on the definition given by the Superintendence of Finance in Annex 3 of Chapter 2 of Circular Letter 100 of 1995, numeral 5.1. Probabilities established by the regulating entity by segment are updated from time to time.

Based on this definition, the Superintendence of Finance determines for each debtor the probability of migrating between its actual rating and the rating corresponding to the default in the following 12 months.

Loss due to the default (PDI) –

It is defined as the economic deterioration in which the entity would incur should any of the default situations occur. The PDI for debtors rated in the default category shall suffer a gradual increase according with days elapsed after rating the debtor in default. PDI percentages to be applied are defined in Annex 3 of Chapter 2 of Circular Letter 100 of 1995, numeral 5.2; these are updated form time to time.

The asset exposed value –

Within the MRC the asset exposed value means the in force balance of capital, interests, accounts receivable of interest and other accounts receivable, of the commercial portfolio obligations.

Leasing and commercial portfolio agreements shall be rated in one of the following credit risk categories:

Category "AA"

Operations rated in this category reflect excellent structuring and attention. Debtors' financial statements or project cash flows and all other credit information indicate an optimum payment capacity in terms of the amount and the origin of the revenues debtors have to make required payments.

The following are the minimum objective conditions for a client to be rated in this category:

- New credits or contracts shall be rated when granted in "AA", in compliance with defined credit approval policies.
- Credits or contracts already granted with a default of not more than 29 days in their contractual obligations, this is between 0 and 29 days of default.

Notwithstanding, Leasing Corficolombiana shall rate in greater risk categories debtors that

independently from complying with the aforementioned conditions, present a greater risk due to other factors.

Rating assigned at the time of granting shall only be valid on the first rating report after which period the credit shall remain in this category if not in default of its obligations different from that default defined for this category.

Category "A"

Operations rated in this category reflect appropriate structuring and attention. Debtors' Financial statements or project cash flows and all other credit information indicate an adequate payment capacity in terms of the amount and origin of the revenues of the debtors they have to comply with required payments.

The following are the minimum objective conditions for a client to be rated in this category:

- New credits with rating at the time of granting "A" shall be rated in this category.
- Credits or contracts already granted with a default equal to or greater than 30 days but less than 60 days in their contractual obligations, this is with a default between 30 and 59 days.
- Notwithstanding, Leasing Corficolombiana shall classify in greater risk categories debtors who independent from complying with the aforementioned conditions, present a greater risk due to other factors.

Category "BB"

Operations rated in this category are served and protected in an acceptable way but weaknesses exist that may potentially affect temporarily or permanently the debtor's payment capacity or the project cash flows, in such a way that should they not be timely adjusted they would affect normal credit or contract payments.

The following are the minimum objective conditions for a client to be rated in this category:

- New loans with "BB" rating assigned at the time of granting shall be rated in this category.
- Credits or contracts already assigned with a default higher than or equal to 60 days and less than 90 days in their contractual obligations, this is between 60 and 89 days of default.

Notwithstanding, Leasing Corficolombiana shall classify in higher risk categories debtors who independent from complying with the aforementioned conditions, present higher risk due to other factors.

Category "B"

Rated in this category are credits or contracts that present insufficiencies in the debtor's payment capacity or in project cash flows, that endanger the normal collection of the obligation in the terms agreed.

The following are the minimum objective conditions for a client to be rated in this category:

- New loans with "B" rating at the time of granting shall be classified in this category.
- Credits or contracts already granted that have a default greater than or equal to 90 days and less than 120 days in their contractual obligations, this is between 90 and 119 days of default.

Notwithstanding, Leasing Corficolombiana shall classify in greater risk categories debtors who independent from complying with the aforementioned conditions present greater risk due to other factors.

Category "CC"

Credits or contracts presenting serious deficiencies in the debtor's payment capacity or in project cash flows, that significantly endanger the collection of the obligation in the terms agreed.

The following are the minimum objective conditions for a client to be rated in this category:

- New loans with "CC" rating when granted shall be classified in this category.
- Credits or contracts already granted with a default equal to or greater than 120 days and less than 150 days in their contractual obligations, this is between 120 and 149 days of default.

Notwithstanding, Leasing Corficolombiana shall classify in higher risk categories debtors who independent from complying with the aforementioned conditions, present higher risk due to other factors.

"Non Compliance" Category "

A non compliance or default is an event where a credit operation complies with at least anyone of the following conditions:

- Commercial credits in default equal to or greater than 150 days.
- When the debtor records punished obligations with the entity or in the system according with the information from risk centrals or any other source.
- When at the time for qualification a debtor records restructured obligations with the

entity in the same mode, except for restructured housing loans at the request of the debtor and according with the provisions of article 20 of Law 546 of 1999.

- When the debtor is under a bankruptcy proceeding or any other type of legal or administrative process that involves the compulsory administration or liquidation of the debtor.

Rating of credits and leasing contracts Consumption portfolio – With the entering into force of the Reference Model for the Consumption Portfolio "MRCO" from July 1st, 2008, leasing contracts and consumption portfolio contracts shall be rated in one of the following segments and credit risk categories according with Annex 5 of Chapter II of the Basic Accounting and Financial Circular Letter:

Portfolio segmentation –

Segmentation and discrimination processes of credit portfolios and of possible credit subjects shall serve as the base for the estimation of expected losses in the MRCO. Therefore, the reference model for the MRCO consumption portfolio is based on differentiated segments according with the products and credit institutions granting them, in order to preserve particularities of market niches and of products granted.

The following are the segments defined for the MRCO:

- CFC- Automobiles: Credits granted for car acquisition.
- CFC- Other: Credits granted for the acquisition of consumption goods different to cars. In this segment credit cards are not included.
- Credit Card: Rotating credit for the acquisition of consumption goods that is used through a plastic card. In this segment no difference by type of entity is established.

Qualification/Rating Methodology of the MRCO –

For debtors who at the time of rating are not under the default category, entities using the MRCO shall apply the model defined by the Superintendence of Finance in Numeral 4.2 of Annex 5 of Accounting Circular Letter 100 of 1995 according with the segment to be rated. This model estimates points for determining the rating to be granted to the client, notwithstanding, debtors shall be rated in higher risk categories when they have additional risk elements that support that change.

Default probability (PI) –

It corresponds to the probability that in a period of twelve (12) months debtors of a determined commercial credit portfolio incur in default based on the definition given by the Superintendence of Finance in Annex 5 of chapter 2 of Circular Letter 100 of 1995, numeral 5.1. Probabilities established by the regulating entity per segment are updated from time to time.

Based on this definition the Superintendence of Finance determines for each debtor the probability of migrating between its actual rating and the default rating in the following 12 months.

Loss given a default (PDI) –

It is defined as an economic deterioration in which the entity would incur should any of the default situations materialise. The PDI for debtors rated in the default category shall suffer a gradual increase according with days elapsed after the classification of the debtor in default. Percentages of PDI to be applied are defined in Annex 5 of chapter 2 of Circular Letter 100 of 1995, numeral 5.2 that are updated from time to time.

The asset exposed value –

Within the MRCO, the asset exposed value means the in force balance of capital, interest, interest accounts receivable and other accounts receivable, of the commercial portfolio obligations.

Treatment of Guaranties/Collateral –

The PDI is applied on the value of the collateral covering exposition up to 100% of its value. Should the value of the guaranty not be sufficient to cover 100% of the exposition value, Leasing Corficolombiana may assign other collateral (each with its corresponding PDI) until guaranties corresponding to 100% of the exposition value are assigned.

Should guaranties not be sufficient to cover 100% of the exposition value, Leasing Corficolombiana shall apply the PDI of the "with no collateral" category at the percentage of the uncovered exposition.

Consumption portfolio contracts shall be rated in one of the following credit risk categories according with the following definitions:

Category "AA"

Credits rated in this category reflect an excellent attention. Risk analysis of the debtor reflects optimum payment capacity and excellent credit behaviour that assure collection of the obligation in the agreed terms.

The following are the minimum objective conditions for a credit to be rated in this category:

- New credits/loans with "AA" rating assigned when granted.
- Credits with "AA" rating obtained applying the MRCO rating methodology established in numeral 4.2 of this Annex.

Category "A"

Credits rated in this category reflect an adequate attention. Risk analysis of the debtor reflects an appropriate payment capacity and adequate credit behaviour that allow one to deduce stability in the collection of the obligation in terms agreed.

The following are the minimum objective conditions for a loan to be rated in this category:

- New credits/loans with “A” rating at the time they were granted.
- Credits with rating equal to “A” when applying the MRCO rating methodology established in numeral 4.2 of this Annex.

Category "BB"

Credits rated in this category reflect an acceptable attention. Risk analysis on the debtor shows weaknesses in its payment capacity and credit behaviour that may potentially affect whether temporarily or permanently, the normal collection of the obligation in the terms agreed.

The following are the minimum objective conditions for a loan to be classified in this category:

- New credits/loans with “BB” rating assigned at the time of granting.
- Credits with “BB” rating obtained when applying the MRCO qualification methodology established in numeral 4.2 of this Annex.

Category "B"

Credits rated in this category reflect a deficient attention. Risk analysis of the debtor shows deficient payment capacity and credit behaviour that affect the normal collection of the obligation in the agreed terms.

The following are the minimum objective conditions for a credit to be rated in this category:

- New credits/loans with a “B” rating assigned when granted.
- Credits with “B” rating obtained when applying the MRCO qualification methodology established in numeral 4.2 of this Annex.

Category "CC"

Credits rated in this category present serious deficiencies in payment capacity of the debtor and in its credit behaviour that significantly affect the collection of the obligation in the terms agreed.

The following are the minimum objective conditions for a credit to be rated in this category:

- New credits with an assigned category "CC" at the time of granting.
- Credits with a "CC" rating obtained when applying the MRCO qualification methodology established in numeral 4.2 of this Annex.

"Non Compliance / Default" Category

A default is an event on which a credit operation complies with at least one of the following conditions:

- Commercial credits in default equal to 90 days or more.
- When the debtor records punished obligations with the entity or the system according with the information from risk centrals or any other source.
- When at the time of qualification the debtor records restructured obligations with the entity in the same mode, except with respect to housing loans restructured at the request of the debtor applying the provisions of article 20 of Law 546 of 1999.
- When a debtor is under a bankruptcy process or any type of legal or administrative processes that involve the compulsory administration or liquidation of the debtor.

Especial criteria for rating restructured credits –

Restructured credits may maintain the immediately preceding rating provided the restructuring agreement involves a better payment capacity of the debtor and/or the default probability. If the restructure views grace periods for payment of capital, it may only maintain such rating when such periods do not exceed a one year term from the date of execution of the agreement.

Credits may enhance their rating or modify their default condition after being restructured only when the debtor demonstrates a regular and effective capital payment behaviour, according with a normal credit behaviour, provided its payment capacity remains normal or becomes better.

With respect to restructuring processes according with the provisions of Laws 550 of 1999, 617 of 2000, 1116 of 2006 or those that amend them or substitute them, and extraordinary restructurings.

Re-rating Orders by the Superintendence of Finance of Colombia –

The Superintendence of Finance may review ratings and qualifications and order modifications of them when necessary.

The Superintendence of Finance may order portfolio re-ratings for an economic sector, geographic area or for a debtor or a group of debtors, with obligations that must accumulate according with the debt individual quotas regulations.

Reference Models for the estimation of expected losses –

Basic Model Structure –

The individual credit portfolio provision under the reference models is established as the sum of two individual components defined as follows:


PRO CYCLIC
INDIVIDUAL
COMPONENT
(CIP)
COUNTERCYCL
IC INDIVIDUAL
COMPONENT
(CIC)
INDIVIDUAL
COMPONENT

Pro cyclic individual component (hereinafter CIP): Corresponds to the portion of the individual provision of the loan portfolio that reflects credit risk of each debtor, at present.

Counter cyclic individual component (hereinafter CIC): Corresponds to the portion of the individual provision of the loan portfolio that reflects possible changes in credit risk of debtors in times when deterioration of such assets increases. This portion is constituted in order to reduce the impact on the status of results when the situation is present. Internal models or reference models shall take into account and estimate that component based on the available information that reflects such changes.

In no case shall the counter cyclic individual component of each obligation be less than zero and it may neither exceed the value of the expected loss estimated with Matrix B; also, the sum of these two components may not exceed the exposition value.

The model has been built to use two estimation methodologies that are of Accumulation and De-Accumulation; in order to determine the methodology to be applied for the estimation of these components, entities shall make monthly evaluations of the following indicators:

- Real quarterly variation of individual provisions of total portfolio B, C, D and E.
- Quarterly accumulated of recovery net provisions (Credits and leasing portfolio) as a percentage of the quarterly accumulated revenue for portfolio and leasing interests.

- Quarterly accumulated of net provisions of credit portfolio and leasing recoveries as a percentage of the quarterly accumulated of the gross adjusted financial margin.

- Real annual growth rate of the gross portfolio.

In numeral 1.3.4.1.1 "Estimation of individual provisions under reference models"; limits with which compliance with indicators are defined and thus the provision methodology to be used whether accumulation or de-accumulation is determined.

Leasing Corficolombiana may continue using the Accumulation methodology although indicators result suggests the use of the De-acceleration methodology, all prior authorisation by the Superintendence of Finance.

Accumulation methodology –

For each portfolio mode subject to reference models, the portfolio individual provision defined as the sum of two components (CIP+CIC), shall be estimated independently; i shall hereafter mean each obligation and t the time of calculation of the provisions:

Procyclic individual component (CIP) –

For the complete portfolio, it is the expected loss estimated with matrix A, this is, the result obtained when multiplying the debtor's exposition, the Default Probability (hereinafter PI) of matrix A and Loss Given Default (hereinafter PDI) associated to the debtor's collateral according with the provisions of the corresponding reference model.

Counter-cyclic individual component (CIC) –

Is the maximum value between the counter cyclic individual component in the former period (t-1) affected by the exposition, and the difference between the expected loss estimated with matrix B and the expected loss estimated with matrix A at the time of the estimation of the provision (t), in conformity with the following formula:

$$\max\left(CIC_{i,t-1} * \left(\frac{Exp_{i,t}}{Exp_{i,t-1}} \right); (PE_B - PE_A)_{i,t} \right) \quad \text{with} \quad 0 \leq \left(\frac{Exp_{i,t}}{Exp_{i,t-1}} \right) \leq 1$$

Where $Exp_{i,t}$ corresponds to the obligation exposition (i) at the time of estimation of the provision (t) as provided in the different reference models.

When $\left(\frac{Exp_{i,t}}{Exp_{i,t-t}}\right) > 1$ is assumed as 1.

De-accumulation Methodology –

For each portfolio mode, subject to reference models, the portfolio individual provision defined as the sum of two components (CIP+CIC), hereinafter each obligation being i and t being the moment of calculation of the provisions shall be estimated independently.

Pro cyclic individual component (CIP) –

For portfolio AA is the expected loss calculated with matrix A, this is, the result obtained from multiplying the debtor's exposition, the matrix A PI and the PDI associated to the debtor's collateral, as established in the corresponding reference model.

For portfolios A, BB, B, CC, D, and E it is the expected loss estimated with matrix B, this is, the result obtained from multiplying the debtor's exposition, the matrix B PI and the PDI associated to the debtor's collateral as indicated in the corresponding reference model.

Counter cyclic individual component (CIC) –

Is the difference between the counter cyclic individual component of the former period (t-1), and the maximum value between the individual de-accumulation factor (FD) and the counter cyclic individual component of the former period (t-1) affected by the exposition, in conformity with the following formula:

$$CIC_{i,t} = CIC_{i,t-1} - \max\left\{FD_{i,t}\ ;\ CIC_{i,t-1} * \left(1 - \frac{Exp_{i,t}}{Exp_{i,t-1}}\right)\right\}$$

The de-accumulation factor $FD_{i,t}$ is given by:

$$FD_{i,t} = \left(\frac{CIC_{i,t-1}}{\sum_{activas(t)} CIC_{i,t-1}}\right)_m * \left(40\% * PNR_{CIP-m}\right)$$

Where,

- PNR_{CIP-m}: Are the net provisions of the recoveries of the month, associated to the pro-cyclic individual component in the respective portfolio mode (m).

- $\sum_{activas(t)} CIC_{i,t-1}$: Is the sum on the obligations active at the time of estimation of the provision (t) in the respective mode (m), of the counter cyclic individual component balance of the same in (t-1).

- $FD_{i,t} \geq 0$, in case of being negative, it is assumed as zero.

- When $\left(\frac{Exp_{i,t}}{Exp_{i,t-t}}\right) > 1$ it is assumed as 1.

- After applying during 6 months the de-accumulation methodology and as a result of the evaluation of the indicators mentioned they must apply the accumulation methodology, they may request the Superintendence of Finance of Colombia SFC a term not exceeding six months for the constitution of the additional provisions resulting from the application of such methodology.

f. *Acceptances and Derivatives* –

Bank acceptances – It records the value of bank acceptances created by the Corporation on account of its clients and those created on account of it by its correspondents.

Bank acceptances shall have a maturity term of not more than six (6) months and may only originate in importation or exportation transactions of goods or purchase and sale of movables in the interior, article 2, Resolution 29 of 1986 of the Monetary Board.

When creating an acceptance, the Entity receives a commission and it has not to advance or disburse funds until the maturity of the acceptance. The acceptance beneficiary may retain the bill of exchange until maturity, sell it to the acceptor entity or other financial entity, or at the exchange market. When the Entity purchases its own acceptance, the investment must be recorded in the sub-account 130411 – Securities Issued or Accepted by a Credit Institution".

After maturity, bank acceptances are subject to the cash reserve established for current liabilities at sight and before thirty (30) days.

Derivatives – contracts celebrated by the Corporation in operations with derivatives as Forwards, futures, Swaps and options. Derivative financial instruments may be negotiated as allowed by the corresponding legal regulations applicable to each type of controlled entity for any of the following ends: 1) Coverage of risks of other positions, 2) Speculation looking for profits, or 3) Realisation of arbitraments in markets.

The Board of Directors is in charge of establishing and approving policies, objectives and procedures for the administration of risks associated to operations with derivatives, and establishes the criteria under which they must be implemented.

According with Chapter XVIII of External Circular Letter 100 of 1995 the Corporation and its subordinates make the daily valorisation and accounting of derivatives.

Financial operations that may be exercised to purchase or sell assets in a future as foreign currency, securities or financial futures on rates of exchange, interest rates, or stock exchange indexes are defined as operations with derivatives. The most common derivatives are term contracts or "forward", options, futures and swaps or financial exchanges.

All of them are operations with compliance in the future.

Within these operations the term "subjacent" is used to make reference to assets, rate or reference index which price index determines the value of a derivative.

Entities controlled that negotiate derivative financial instruments or offer structured products as one of its business lines, must strictly comply with the provisions of Chapter XXI of Accounting and Financial Basic Circular Letter (incorporated by means of External Circular Letter 051 of 2007) denominated "Rules relative to the market risk administration system". The aforementioned does not cover offering of structured products by entities administering pension and severance funds, joint portfolios or subscribers of insurer companies or capitalisation companies to its affiliates.

According to the complexity level of derivative financial instruments, they may be classified in two (2) categories: basic derivatives and exotic derivatives. Instruments that combine in any way the types of basic derivative financial instruments referred in former paragraphs are considered strategies with basic derivative financial instruments in which case the valuation corresponds to the sum of individual valuations of the basic derivative financial instruments that form it and the exotic derivatives; Exotic derivatives are those that are not within the characteristics established for basic derivative financial instruments ('plain vanilla'). Among exotic derivative financial instruments, options called American, Asiatic, Bermuda and "swaps" associated with credit risk among others are included.

Derivative financial instruments that are negotiated for coverage purposes shall be clearly identified from the time of their celebration and be adequately documented.

Existing risks when operations with derivatives are made – For the valuation and risk management of the different types of derivative financial instruments and structured products, controlled entities shall evaluate each of the following factors, as applied in each case.

Interest rates: Risks for variations in interest rates used to valuate these instruments and products shall be quantified; in order to do so, the controlled entity shall determine which is the effect in the value of the contracts as a consequence of the change of one (1) basic point in the corresponding interest rates, based on sensibility suitable measures depending on the specific type of derivative financial instrument or structured product. For example, measures as the duration or modified duration for some instruments or products or other different measures when talking about options may be used.

Type of Exchange: Exchange rates of currencies involved in derivative financial instruments and structured products, both in 'spot' cash markets and in forward markets are risk factors that must be considered by controlled entities when instruments or products have any component different from local currency.

Term: Is a fundamental factor in the estimation of the future potential exposition and thus of the credit exposition of any derivative financial instrument.

Credit risk: Controlled entities shall evaluate the credit risk of derivative financial instruments and structured products, this is, the default risk of counterparties and issuers as the case may be. With respect to derivative financial instruments this risk is expressed in the estimation of credit exposures. Support for such evaluations shall be available to the Superintendence of Finance of Colombia whenever it so request it.

Value of the subjacent: Controlled entities shall make analysis of scenarios that allow them to quantify and control the sensitivity of fair exchange prices of derivative financial instruments and of structured products in the presence of changes in the value of the subjacent.

Volatility of the subjacent: In some types of derivative financial instruments (particularly options) the way of estimating the expected variability or volatility of the subjacent value is essential. Controlled entities shall adequately consider the way to determine these volatilities for a proper management of risk and of expected results of derivative financial instruments or structured products incorporating such risk factor.

Market prices: Controlled entities shall make analysis of historic behaviour and estimates of expected behaviour of fair exchange prices of the different derivative financial instruments and structured products they have on their portfolio, with the purpose of making stress tests.

Other risk factors: Depending on the specific type of derivative financial instrument or structured product, controlled entities shall evaluate other possible risks not included in this Chapter, so as to count on a more complete risk profile to make an adequate risk valuation and management.

Risk profile: The Corporation has established a Treasury Products Manual where each of the authorised treasury operations is detailed and among which are Derivative products.

The Corporation has denominated its risk profile as speculative, within the policies and limits established by the Board of Directors, that are monitored by the Risk area, that reports its monthly compliance to the Board of Directors.

Operations with derivatives are financial operations and as such, they are subject to the evaluation of market, solvency and legal risks defined in Chapter XVIII of the Accounting and Financial Basic Circular Letter of the Superintendence of Finance.

Credit exposure measures the maximum potential loss of an operation with derivative financial instruments in case of default by the counterparty. For its estimation, replacement/recovery cost and future potential exposure are taken into consideration. Notwithstanding, volatility used by the Corporation for the estimation of the credit exposure of derivatives and Spot operations in compliance with DVP is based on External Circular Letter 076 of 2000 as follows:

Term by days	**Fixed Revenue**	**Foreign Exchange**
Intraday	1,23%	1,12%
1 to 90	5,2%	10,6%
91 to 180	7,4%	15,0%
Greater than 180	10,8%	21,2%

Should real volatility is greater than volatility used in the former table, the real volatility plus an additional 10% shall be applied.

For real volatility it is understood that volatility estimated with the history of the Market Representative Rate (TRM) for foreign exchange and the Public Debt Index (IDP) for fixed rate, in a mobile window according with the period analysed.

Derivative products authorised by the Superintendence of Finance of Colombia are valuated according with the provisions of External Circular Letter 025 of 2008.

Derivative products authorised for celebrating operations in the Treasury of the Corporation are the following: Forwards on Securities, Forwards on Foreign Exchange, Forward Peso-American Dollar, Forward foreign currency X– foreign currency Y, European Options on Foreign Currency, European Options on Securities, Currency Swaps, Interest Rate Swaps and Futures.

Derivative operations may only be made with clients with available quotas.

When talking about derivative financial instruments transacted out of security negotiation systems or of stock exchanges, this is in the over the counter market, controlled entities shall prepare and subscribe with the corresponding counterparty a scheme contract that regulates in general terms such instruments, containing the minimum standards indicated in Annex 2 of Chapter XVIII of External Circular Letter 100.

Traders authorised to make operations with derivatives are those that have been certified as derivative operators at the Auto-Regulator of the Stock Market.

Corficolombiana has a technologic platform that allows recording and registration of operations agreed with the clients.

The treasury Back office is the area in charge of confirming compliance with clients' derivatives operations.

No derivative that has not been authorised by Corficolombiana may be negotiated.

Risk concentration limits have been established as follows:

- Market risk in function of the loss limit of 100 basic points of the Forward Peso-Dollar portfolio.
- Liquidity Risk in function of the concentration of Forward Delivery and Non Delivery peso/dollar maturities.
- Credit Risk in function of quotas established by the Board of Directors that have been previously recommended by the credit committee.
- Operating Risk in function of the inherent and residual risk maps established for Derivative products.

The Corporation records all of its derivative financial instruments, structured products and primary positions covered in its financial statements, using available PUC accounts according with the provisions and criteria under this paragraph. When talking about the 'strategies with basic derivative financial instruments' defined in numeral 5.1.5. of Chapter XVIII of External Circular Letter 100 of 1995, their accounting treatment is the treatment that corresponds to each of their components individually, in the corresponding PUC accounts for each of them.

Accounting codes for the registration of derivative financial instruments have been authorised to distinguish between those with speculation purposes and those with coverage purposes. Also, within these classifications/ratings accounting codes are established for the different types of instruments. Derivative financial instruments that have a positive fair exchange price, this is a price favourable for the controlled entity, shall be recorded in the assets, separating the value of the right and the value of the obligation, except in the case of options, where the accounting record is made in one only account. On the other hand, those with a negative exchange fair price, or unfavourable for the controlled entity, shall be recorded in the liabilities, making the same separation. Such accounting treatment shall apply both if derivative financial instruments are realised with speculative purposes or with coverage purposes.

Accounting of derivative financial instruments with speculation purposes – Derivative financial instruments with speculation purposes are accounted in the Corporation Balance from the date of their celebration, for their fair exchange price. When in the initial date the value of the contracts is zero, this is that no payments or physical deliveries take place between the parties, the status of results is not affected. In subsequent valuations, variations in the fair exchange price shall be recorded in the status of results according with the provisions of Chapter XVIII of External Circular Letter 100 of 1995.

Independent from if the accumulated variation of the fair exchange price of a derivative financial instrument with speculation purposes is positive (profit) or negative (loss), such variation is revealed daily in the status of results in the corresponding revenue or expenditure sub account where the derivative financial instrument must be recorded, according with if it is an accumulated profit or an accumulated loss. In the same way each of the derivative financial instruments negotiated shall be recorded.

Methodologies for the valuation of derivatives are flexible and look for developing mechanisms for the permanent evaluation and control of the specific risks of such operations applying the provisions of Chapter XVIII of External Circular Letter 100 of 1995.

Parameters chosen for the valuation – When no daily market price exists in the terms indicated in numeral 7.2 of Chapter XVIII, but the issuer of the option or of the structured product is rated in its obligations at least as "investment degree", whether by a risk rating agency internationally acknowledged in case of foreign issuers, or by a rating agency authorised in Colombia, should the issuer be a legal person with domicile in the country and has agreed with purchaser the obligation to provide on daily basis a reference price ('bid') published whether in the Bloomberg or the Reuters pages, or if not, in the issuer Web page and guarantees the repurchase of the option or the product, at the option of the purchaser or holder, in definite dates, such price given by the issuer – the price recorded at the time of daily closing of the market- may be used by the purchaser controlled entity for the daily valuation of the option or the product should it consider it adequate. In all cases the entity may compare it with the price that own methodology and parameters would give should it deem it convenient.

Cash Operations

1. *Definition, application environment and characterisation* – Based on the provisions of article 2.8.1.1 of Title Eight of the Second Part of Resolution 400 of 1995 of the General Room of the Superintendence of Securities (at present Superintendence of Finance), or regulations that substitute it or subrogate it, a cash operation is that operation that is recorded with a term for its compensation and liquidation equal to the celebration ate or the record date of the operation, this is from today for today (t+0), or up to three (3) business days from the day following the operation recording (t+3).

The aforementioned term for cash operations admits the existence of operating, administrative, of procedure or of activity schedule difference factors that in a greater or lower degree according with the market matter of discussion does not allow in occasions that operations made as in cash may happen or may be liquidated in the same negotiation date.

Operations through which securities are acquired in primary issues made abroad with celebration date prior to the issue date of the securities object thereof, shall be taken as cash operations provided the term for their compensation and liquidation is equal to the date of their celebration or registration, this is from today for today (t+0) or up to three (3) business

days from the day following the issue of the corresponding securities, In all cases, for these operations to be defined as cash operations it shall be necessary that they are liquidated and compensated through the delivery against payment mechanism.

For the effects of this numeral it is understood that the business day following the celebration or registration of the operation corresponds to t+1.

Accounting of cash operations and risk assumption – Financial assets acquired in cash operations shall be accounted in the entities' balances on the compliance or liquidation date thereof and not in the negotiation date, unless the two dates coincide. In this way it is possible that records in the balance are in harmony with the records in the securities negotiation systems or the security operations recording systems. Without prejudice of the aforementioned, changes in the market value of instruments sold must be reflected in the status of results from the date of negotiation, as it corresponds.

Under the liquidation date method, the seller shall record in its balance the financial assets until delivery thereof and additionally it shall record in accounting in the assets accounts opened for this type of operations, a right to receive the money product of the transaction and an obligation to deliver the negotiated assets. Negotiated assets shall be evaluated at market prices according with the regulations provided in Chapter 1 of this circular letter, and therefore variations in the evaluation of this obligation must be recorded in the status of results.

On its part, the purchaser of assets shall not record the financial asset in its balance until it has been delivered, but it shall record in accounting in the assert accounts opened for these type of operations, a right to receive the assets, that must be evaluated at market prices, and an obligation to deliver the money agreed in the operation.

When the operation is effectively made, purchaser and seller of the assets shall revert both the right and the obligation recorded from the time of the negotiation.

In this way, in a cash operation, the purchaser of an asset assumes the corresponding market risks (v.g. of interest rate, type of exchange or price of the instrument) from the negotiation date for which it records daily changes in the market value with charge or deposit to status of results accounts, using as a counterparty the recorded right as it corresponds to a greater or lower value of the assets.

When talking about operations on securities primary issues abroad mentioned under numeral 1 of this Chapter, controlled entities shall record them in memorandum accounts from the day of celebration to the day of issue of the corresponding securities. Once the corresponding securities are issued, the controlled entity shall make the registration of the operations according with the general rules established hereunder.

g. *Realisable goods and goods received in payment* – It records the value of goods received by the Corporation in payment of unpaid balances from credits to its favour.

Goods received in payment represented in real estate are received based on a commercial appraisal technically determined and movables, stock and participations, based on the market value.

Goods received in payment represented in securities are valuated and accounted according with the provisions of Chapter I of the Basic Accounting and Financial Circular Letter 100 of 1995 on investments.

For the registration of goods received in payment, the following conditions shall be taken into account:

- The initial record is made according with the value determined in the legal award or the value agreed with the debtors.

- When the good received in payment is not in sale conditions, its cost increases with the necessary costs incurred for the sale.

- If between the value on which the good is received and the value of the credit to be paid a balance to the favour of the debtor results, this difference is accounted as an account payable; should the value of the good not be sufficient to cover all the obligation, a provision is constituted, equivalent to the difference.

h. *Provision realisable goods and goods received in payment* – Individual provisions for real estate goods are constituted applying the model developed by the Corporation and approved by the Superintendence of Finance. The model estimates the maximum loss expected in the sale of goods received in payment, according with its recoveries history on goods sold, the inclusion of expenses incurred in their receipt, maintenance and sale of the goods and grouping of the goods in common categories to estimate the provision base rate. This rate shall be adjusted monthly until reaching eighty per cent (80%) of provision.

For all other subordinates individual provisions are constituted as provided in External Circular Letter 034 of 2003, that established that entities controlled by the Superintendence of Finance may design an administration system for goods received in payment that allows an adequate management of the loss risk associated to the realisation of such assets.

Taking into account that subordinates have not presented a model, policies on goods received in payment shall be those policies equivalent to companies that have not presented any model and therefore it shall be constituted in monthly aliquots within the following year to the reception of the good, a provision equivalent to 30% of the cost of goods received in payment (this is the reception value), that must be increased in monthly aliquots within the second year in an additional 30% up to 60% of the acquisition cost of goods received in payment. Once the legal term for the sale has expired without an extension being authorised, the provision must be 80% of the cost of the goods received in payment. Should an extension be granted, the remaining 20% of the provision may be constituted within the term of the provision.

When the cost of the real estate is less than the debt recorded in the balance, the difference shall be immediately recognised in the status of results.

When the commercial value of the real estate is less than the value on books of the goods received in payment, a provision for the difference shall be accounted.

For real estate, a provision is constituted within the following year to the reception of the good, equivalent to thirty five per cent (35%) of the acquisition cost of the good received in payment, that must be increased in the second year in an additional thirty five per cent (35%) until reaching seventy per cent (70%) of the value on books of the good received in payment before provisions.

Once the legal term for the sale has expired with no authorisation for an extension, the provision must be of one hundred per cent (100%) of the remaining value on books. Should an extension be authorised, thirty per cent (30%) of the provision may be constituted in its terms.

With respect to the provisions of goods received in payment that correspond to investment securities, they are constituted under the criteria established in Chapter I of the Basic Accounting and Financial Circular Letter 100 of 1995.

i. *Property and equipment* – Records tangible assets acquired, built or in process of importation, construction or assembly that are permanently used in the development of the business and with a useful life that exceeds one (1) year. It includes direct and indirect costs and expenses caused until the moment on which assets are in use conditions.

Extraordinary additions, improvements and repairs that significantly increase the useful life of assets are recorded as a greater value and disbursements for maintenance and repairs made in order to preserve these assets, are charged to expenses, as caused.

Depreciation is recorded using the straight line method and according with the estimated number of useful life of the assets. Annual depreciation rates for each of the asset items are as follows:

Buildings	5%
Furniture and equipment	10%
Computers	20%
Vehicles	20%

j. *Branches and agencies* – It records movement of the operations between the General Direction and Branches and Agencies.

Balances are conciliated each month and pending entries are regularised in a term not exceeding thirty (30) calendar days.

At the accounting closing net balances are re-classified, that reflect the subaccounts of branches and agencies, to active or passive accounts and the corresponding revenues and expenses are acknowledged.

k. *Prepaid expenses* – Prepaid expenses correspond to disbursements incurred by the Corporation in the development of its activities and which benefit is received in different periods, may be recovered and suppose the successive execution of services to be received.

   Amortisation is carried out as follows:

   - Interests are caused during the prepaid period.
   - Insurance during the term of the policy.
   - Maintenance of equipment and computer programs (software) during the term of the contract.
   - Connection and data transference insurance during the period on which services are received.
   - Other prepaid expenses during the period on which the services are received or costs or expenses are caused.

l. *Deferred charges* – Deferred charges correspond to costs and expenses that benefit future periods and are not susceptible of recovery. Amortisation is acknowledged from the date on which they contribute to income generation, as follows:

   - Refurbishes in a period of not more than two (2) years.
   - Computer programs (software) in a period of not more than three (3) years. Nevertheless, when talking about advanced technology software that constitute a global platform that allows the future growth of the entity according with market advances and with development or acquisition costs exceed 30% of the technical equity of the corresponding entity, including hardware, prior opinion of the Superintendence of Finance, it may be deferred to five (5) years from the time in which each product begins its productive stage by means of a gradual and ascending program with percentages of 10%, 15%, 20%, 25% and 30% respectively or by means of equal aliquots.
   - Expenses incurred in research and development studies and projects shall be deferrable, provided attributable expenses may be identified separately and their technical feasibility is demonstrated, their amortisation shall be made in a period not exceeding two (2) years.
   - Deferred charges resulting from improvements to properties taken in leasing shall be amortised in the period that is less between the term of the corresponding contract (not including extensions) and its probable useful life.

- Office utensils and stationary according with real consumption.

- Property tax during the prepaid fiscal period.

- Deferred charges resulting from publicity and propaganda shall be amortised during a period equal to the period established for the accounting period, this is, during six (6) months provided disbursements exceed the amount of twenty (20) monthly minimum salaries. Notwithstanding, for advertising and propaganda expenses that correspond to promotion campaigns carried out for the constitution of the Entity or that are originated in the launching of new products or a change in the brand name or in the name of the institution or its products, the amortisation period shall not exceed a three (3) years term; in all events only expenses incurred within the following six (6) months to the occurrence of the aforementioned events may be deferred.

- Disbursements corresponding to occasional publicity and propaganda, independent from their amount, shall not be deferred.

- Contributions and affiliations during the corresponding prepaid period.

- Commissions paid for derived products (by products) during the contract period.

- The other concepts are amortised during the period estimated for the recovery of the disbursement or the period when expected benefits are obtained.

m. *Rights in trusts* – Accounted within other assets, it includes the rights generated by virtue of the celebration of mercantile trust contracts that grant the trustor or beneficiary the possibility of exercising them according with the formal act or the law.

Trust rights were adjusted for inflation until December 31, 2000 according with the nature of the transferred good.

According with the type of assets, they are subject to evaluation rules and provision constitution rules, and for legal ceilings.

n. *Valorisations –*

Assets object of valorisation –

- Investments available for sale in participative securities.

- Properties and equipment, specifically real estate.

- Art and culture goods

Accounting – Investments available for sale in participative securities, in the event that the investment value updated with the participation corresponding to the investor is higher than the value on which the investment has been recorded, the difference shall affect in the

first place the provision or devalorisation until exhausting it and excess shall be recorded as surplus for valorisation.

Valorisations of real estate are determined confronting the net cost of real estate with the value of the commercial appraisals made by persons or companies of recognised specialty and independence.

In the event of a de valorisation and according with caution standards, a provision is constituted for each individual property.

Valorisation of art and cultural goods is recorded taking into account the conservation condition of the works, originality, size, technique and price of similar works.

Valorisations of goods received in payment are recorded in memorandum accounts.

o. *Early Income* – They correspond to commissions received in advance that are amortised based on their causation; also in this item profits in sale of goods on credit are recorded; these profits are caused at income as collected. They also correspond to the value of the leasing contract rates received as anticipated payment and interest generated by the credit portfolio operations on which the amortisation period is given by the special conditions of each leasing or credit operation.

p. *Retirement pensions* – The provisions of Decree 2984 of 2009 are applied. This Decree modified Decree 1517 of August 4, 1998 that allows an annual increase of the percentage amortised of the actuarial estimation. The annual provision is increased rational and systematically so that on December 31, 2010 the corresponding estimation is one hundred per cent (100%) amortised. From that time, amortisation shall be maintained in n that percentage. (With respect to the Corporation, the actuarial calculation is completely amortised).

   Retirement pension payments are charged against the constituted provision.

q. *Income Tax* – Expense for income tax is determined based on the taxable revenue or the presumptive revenue, whichever is greater, on which the corresponding tax rates are applied.

r. *Estimated liabilities and provisions* – The Corporation and its subordinate companies or subsidiaries record provisions to cover estimated liabilities, taking into account that:

   - There is an acquired right and consequently, a contracted obligation.

   - Payment is enforceable or probable, and

   - The provision may be justified, quantified and verified.

   It also records estimated values for taxes, contributions and affiliations.

s. *Conversion of transactions in foreign currency* – Operations in foreign currency different from the Dollar, are converted into American Dollars and then re-stated in Colombian Pesos, at the type of exchange of the market representative rate estimated on the last business day of the month. As of June 30, 2010 and December 31, 2009 rates were $1.913,15 and $2.044,23 respectively (amounts in Colombian Pesos).

t. *Acknowledgement of revenue for financial yield* – Revenue for financial yield and other concepts are acknowledged when caused, except those originated in:

   Credits rated "C" appreciable risk or in categories of higher risk, or when they meet ninety one (91) days for commercial portfolio or sixty one (61) days for consumption or housing portfolios.

   This financial yield is controlled in debtor contingent accounts and recorded as revenue when actually collected.

u. *Contingent accounts* – Operations by which the Corporation acquires a right or assumes an obligation that are conditioned to the occurrence or not of a fact, are recorded in these accounts, depending on future, eventual or remote factors.

v. *Memorandum accounts* – Operations with third parties that due to their nature do not affect the financial condition of the Corporation are recorded in these accounts. Fiscal memorandum accounts where figures for the preparation of tax statements are recorded are also included; it also includes those registration accounts used for fiscal, of internal control or management information.

w. *Cash flow status* – As provided by Article 120 of Decree 2649 of 1993, the Corporation prepares its cash flow status using the indirect method that includes the conciliation of the year net profit and cash provided by operating activities. For June 30, 2010 and December 31, 2009 according with the cash flow status, balances are $1.406.386,5 and $1.005.330,9 respectively. Cash includes the available account and overnight operations.

x. *Main differences between Especial Norms and Accounting Norms Generally Accepted in Colombia* – The especial accounting norms established by the Superintendence of Finance of Colombia present some differences with accounting norms generally accepted in Colombia, as follows:

   Property, plant and equipment – Generally accepted accounting regulations determine that as of the closing of the period, the net value of property, plant and equipment with an adjusted value exceeding twenty (20) monthly legal minimum salaries shall be adjusted to its realisation value or to its present value, recording the valorisations as necessary, whilst especial norms do not pose conditions for this type of assets.

   Bonus on stock placing – The especial norm indicates that the bonus on stock placement is recorded as part of the legal reserve whilst the generally accepted norm indicates it must be accounted separately within the equity.

3. AVAILABLE, NET

	June 30, 2010	December 31, 2009
Legal currency		
Cash	$ 549,2	$ 1.339,7
Banco de la República (Central Bank)	59.677,5	94.397,7
Banks and other financial entities	166.892,7	111.125,8
Minus: Provision	(16,3)	(28,2)
	227.103,1	206.835,0
Foreign currency		
Cash	3,4	7,1
Banco de la República (Central Bank)	12,0	12,8
Banks and other financial entities	542,5	38.669,1
	557,9	38.689,0
	$ 227.661,0	$ 245.524,0

The provision recorded to debit notes pending to be accounted greater than 30 days by the Home Office as of December 31, 2009 for $8.5. As of June 30, 2010 and December 31, 2009, Fiduciaria Corficolombiana recorded provisions on the available for an amount of $16.3 and $18.7 respectively that corresponded to conciliatory entries of (Autonomous Patrimonies) Patrimonios Autónomos and Fiduciary Entrustments (Encargos Fiduciarios) administered by Sociedad Fiduciaria and that affect the status of results of it. As of December 31, 2009 in Leasing Corficolombiana entries to be conciliated existed for the sum of $1.0 that is provisioned with charge to results.

No restrictions existed on the available, except the Central Bank (Banco de la República) balance that corresponds to the legal reserve and with availability subject to the corresponding regulations.

4. ACTIVE POSITIONS IN MONETARY MARKET OPERATIONS AND RELATED OPERATIONS

	June 30, 2010	December 31, 2009
Interbank funds sold	$ 29.894,3	$ 35.391,4
Transference undertakings in repo closed operations	-	15.491,6
Transference undertakings investments in simultaneous operations	1.148.831,2	708.923,9
	$ 1.178.725,5	$ 759.806,9

The former amounts are not subject to restrictions or limitations.

Should a non compliance occur, the Corporation and its subordinate companies are supported with the transference in ownership of negotiated securities. During the periods corresponding to the semester ended on June 30, 2010 and December 31, 2009 no defaults occurred.

FILE No. 823437

5. INVESTMENTS, NET

		June 30, 2010		December 31, 2009
Negotiable in debt securities:				
Internal public debt securities issued or guaranteed by the Nation:				
Treasury Securities	$	662.918,9	$	357.373,4
Isa Bond		2.578,5		-
Debt reduction securities		1.737,2		2.081,3
Tax refund securities TIDIS		9.946,8		119,5
Credit Leasing bond		500,0		-
External public debt securities issued or guaranteed by the Nation:				
Republic of Colombia bonds		500,6		1.756,8
Other public debt securities:				
Emcali bond		13.208,3		14.600,0
Agriculture and Cattle Development securities – TDA		10.751,9		9.887,4
CDT Findeter		1.010,4		1.019,7
Securities issued, endorsed or guaranteed by FOGAFIN		-		195,1
Securities with credit content derived from securitisation of mortgage portfolio processes				
Títularizadora Colombiana (Tips)		5.873,8		6.694,1
Securities with credit content derived from subjacent tenure processes different from mortgage portfolio:				
Fideicomiso Titularización Cementos Andinos		29.142,7		33.294,2
365 IOPC Fideicomiso Acueducto de Bogotá Security		-		65,0
IPC Helm Trust Security		-		1.085,8
ODL Ecopetrol Security		6.667,3		6.274,1
Securities issued, endorsed, accepted or guaranteed by institutions controlled by the Superintendence of Finance:				
Term deposit certificates (CDTs)		43.376,8		52.372,5
Leasing Colombia bonds		3.333,8		1.605,4
Bancolombia bonds		-		1.011,2
Corfinsura bond		-		285,6
Bonos Leasing de Occidente		22,6		1.612,0
Bonos Sureting		3.371,4		-
Bonos Falabella		1.018,9		-

	June 30, 2010	December 31, 2009

	June 30 2010	December 31 2009
BBVA bond	-	1.546,8
AVAL bond	3.229,9	23.978,4
Other Securities	7.747,8	26.672,4
Securities issued by entities not under the control of the Superintendence of Finance:		
Bonds Voluntarily Convertible in Stock:		
IPC NQS Concesiones Urbanas Bond	-	204,0
IPC ISA Bond	321,1	317,5
Alquería Bond	66,6	1.625,3
Securities issued, indorsed, guaranteed or accepted by foreign banks:		
Bancolombia – Panamá CDT	6.273,7	6.606,0
Occidental Bank Barbados CDT	9.777,8	10.274,4
Securities issued by residents abroad		
USD Ecopetrol Bonds	211,8	224,5
Securities issued, indorsed or guaranteed by multilateral credit institutions:		
Other securities	-	1.022,5
Total Investments Negotiable in Debt Securities	823.588,6	563.804,9
Investments to be held until maturity:		
Debt reduction securities	4.501,3	5.503,5
Securities issued, indorsed, accepted or guaranteed by Foreign Governments		
Corporación Andina de Fomento Bond	6.501,2	3.751,3
Securities issued, indorsed, accepted or guaranteed by Banks abroad		
Republic of Colombia Bond	82,9	119,1
Other securities	13.491,4	14.447,4
Total to be held until maturity	24.576,8	22.821,3
Investments Available for sale in Debt Securities:		
Internal public debt securities issued or guaranteed by the Nation		
Treasury Securities	309.923,5	197.609,3
Republic of Colombia Bond	-	23.172,6
Ecopetrol Bonds	-	3.339,7

FILE No. 823437

External public debt securities issued or guaranteed by the Nation		
Republic of Colombia bond	2.343,1	95.429,9
Ecopetrol bond	2.237,3	-
Securities with credit content derived from securitisation processes of mortgage portfolio		
Tips Titularizadora Colombiana	5.058,0	6.026,6
Titularizadora ODL Ecopetrol	20.777,2	20.913,8
Securities issued, indorsed, accepted or guaranteed by institutions controlled by the Superintendence of Finance:		
Empresas Públicas de Medellín Bonds	562,8	5.791,0
Bancolombia Bond	26.775,5	27.752,9
B.C.I. Bond	4.712,6	4.599,0
Corporación Andina Bond	535,6	-
Surentin Bond	167,9	3.564,2
Tips Titularizadora Colombiana	-	13.368,6
Securities issued by entities not under the control of the Superintendence of Finance:		
Bonds obligatorily convertible in stock	264,2	325,3
Bonos Chivor Bonds	11.079,2	11.654,1
Bonos Ecopetrol Bonds	22.296,3	23.628,0
EEB Internacional Bond	36.524,9	38.407,7
Empresas Públicas de Medellín Bond	25.496,8	26.658,8
GTL Trade Internacional Bond	8.209,2	8.656,3
TGI Internacional Bond	21.696,0	22.578,6
Securities issued, indorsed or guaranteed by foreign governments		
Petrobras Bonds	-	4.190,4
Do Brasil Bonds	192,8	206,1
Other securities	24.917,7	14.890,8
Total available for sale in debt securities	523.770,6	552.763,7
Re-purchase Rights:		
Negotiable in Debt Securities		
Internal public debt Securities issued or guaranteed by the Nation:		
Treasury Securities	79.235,3	477.754,4
Debt reduction securities	32.309,7	37.315,4
Securities issued, indorsed, accepted or guaranteed by institutions under the control of the Superintendence of Finance:		
Term deposit certificates	-	-
Leasing Colombia Bond	-	2.952,6

	June 30, 2010	December 31, 2009
Leasing de Occidente Bond	4.283,1	5.491,9
Sufinanciamiento Bond	-	18,1
Securities issued by entities not under the control of the Superintendence of Finance:		
IPC Alquería Bonds	7.985,5	6.512,0
Investments to be held until maturity		
Internal public debt securities issued or guaranteed by the Nation:		
Debt reduction securities	56.422,7	55.024,0
Other public debt securities:		
Desarrollo Agropecuario securities:		
Class "A"	15.824,2	16.917,7
Class "B"	27.022,6	28.904,6
Investments Available for Sale in Debt Securities Internal public debt securities issued or guaranteed by the Nation:		
Treasury Securities	920.955,1	584.102,1
Total investment re-purchase rights	$ 1.144.038,2	$ 1.214.992,8
Negotiable Investments given in collateral with derivatives		
Internal Public debt Securities	287,4	-
	$ 287,4	$ -
Internal Public Debt Securities	17.747,7	-
	$ 17.747,7	$ -

Negotiable – Participative securities

	June 30, 2010		
	Social Capital	Particip.	Market Value
In the real sector			
Empresa de Energía de Bogotá	664.992.653,8	3,81%	$ 410.246,7
Sociedad de Inversiones en Energía (*)	200.664,5	7,80%	207.723,9
In joint portfolios			86.022,2
			$ 703.992,8

FILE No. 823437

(*) In February 11,2010 due t a change in marketability, Sociedad de Inversiones en Energía S.A. was re-classified from an Investment Available for Sale to Negotiable Investment. This reclassification generated a record of a revenue for $196.459 that was accounted in the status of results in the item Valuation of Negotiable Investments. This reclassification was reported to the Superintendence of Finance and acknowledgement of the aforementioned revenue was made based on literal d) of numeral 4.2.and paragraph 1 of the same numeral of Chapter I of External Circular Letter 100 of 1995.

In the first half of 2010 the investment owned by Corporación en Tableros y Maderas de Caldas was sold; this operation generated a loss of $235.7.

	December 31, 2009		
	Social Capital	Particip.	Market Value
In the real sector			
Tableros y Maderas de Caldas (**)	$ 35.557,6	11,88%	$ 17.963,4
Empresa de Energía de Bogotá (***)	664.992	3,81%	382.173,3
In joint portfolios	-	-	56.950,8
			$ 457.087,5

(**) In September 3, 2009 the Corporation decided to reclassify Tableros y Maderas de Caldas S.A. from Investment Available for Sale to Negotiable Investment. This reclassification generated the record of a revenue for the amount of $12.106,4 that was accounted in the status of results under the realised profits item. This reclassification was reported to Superintendencia Financiera and acknowledgement of the aforementioned revenue was made based on paragraph a) of numeral 4.2 of Chapter I of External Circular Letter 100 of 1995.

(***) In November 11, 2009 due to a change in the marketability, Empresa de Energía de Bogotá was reclassified from Investment Available for Sale to negotiable Investment. This reclassification generated the record of revenue for $71.410,4 that was accounted in the status of results under the Valuation of Negotiable Investments item. This reclassification was reported to the Superintendence of Finance and acknowledgement of the mentioned revenue was made based on paragraph d) of numeral 4.2. and paragraph 1 of the same numeral of Chapter I of External Circular Letter 100 of 1995.

Investments available for sale participative securities with low or minimum marketability – June 30, 2010

	No. of shares	Participation %	Acquisition Cost	Adjusted Cost	Market Value	Valorisation	De-valorisation	Provision
Corficolombiana								
Aerocali S.A.	$ 126.654	33,33%	$ 2.258,5	$ 2.473,6	$ 3.847,1	$ 1.373,4	$ -	$ -
Alimentos derivados de la Caña	52.000	0,32%	26,1	26,1	283,3	257,2	-	-
Aquacultivos del Caribe S. A.	106.000	5,47%	658,8	477,4	420,1	-	-	477,4
AV Villas (Ordinary Stock)	45.677	0,00%	164,5	159,1	157,7	-	1,4	-
AV Villas (Preferential Stock)	20.763	0,01%	62,3	59,6	62,3	2,7	-	-
Banco de Occidente (*)	9.188.617	0,26%	86.616,8	86.616,8	281.275,6	194.658,8	-	-
Bladex S.A. Clase E	2.070	0,00%	40,4	39,4	56,1	16,7	-	-
C.I. Yumbo S.A.	11.001	0,10%	12,7	11,3	27,6	16,3	-	-
Cámara de Compensación de Divisas de Colombia S.A.	79.687.500	3,19%	79,7	79,7	80,4	0,7	-	-
Cámara de Riesgo Central de Contraparte de Colombia S.A.	374.485.908	1,10%	374,5	374,5	302,7	-	71,8	-
Caribu Internacional S.A.	782.278.588	-	782,3	782,3	-	-	-	782,3
Casa de Bolsa S.A. Sociedad Comisionista de Bolsa	5.928.649	38,95%	12.815,2	12.815,2	12.952,9	137,7	-	-
Colombiana de Extrusión S.A. Extrucol	315.420	20,00%	2.526,0	1.784,8	5.255,3	3.470,5	-	-
Compañía Aguas de Colombia	560.000	20,00%	448,4	1.096,7	1.240,9	144,2	-	-
Concesionaria Tibitoc S.A.	9.086.933	33,33%	12.799,6	9.822,7	14.800,2	4.977,5	-	-
Corporación Andina de Fomento	18	0,00%	287,2	330,3	403,0	72,7	-	-
Deposito Central de Valores-DECEVAL	17.709	3,67%	822,2	1.385,0	2.446,0	1.061,0	-	-
Eternit Colombiana S. A.	99.850	0,26%	138,8	69,6	209,8	140,2	-	-
Fiduciaria Occidente S. A.	606.494	4,44%	1.840,9	1.762,9	3.286,1	1.523,2	-	-
Futbolred.com S.A.	120.000	35,67%	361,6	361,6	-	-	-	361,6
Gas Natural ESP	621.866	1,68%	53.480,5	53.480,5	59.077,3	5.596,8	-	-
Gasoducto del Tolima S.A.	56.757	5,80%	131,8	131,8	737,5	258,1	-	-
Inducarbón	2.528	0,09%	0,3	1,1	0,5	-	-	1,1
Industria Colombo Andina-Inca S.A.	2.233.819	0,67%	44,3	62,1	187,3	125,2	-	-
Jardin Plaza S.A.	888.000	17,76%	10.031,1	10.031,1	15.368,9	5.337,8	-	-
Metrex S.A.	321.782	10,30%	168,4	168,4	363,3	194,9	-	-
Petróleos Colombianos Limited (a)	17.107	0,05%	111,4	94,9	6,9	-	-	94,9
Petróleos Nacionales S.A. (a)	6.235.383	19,54%	125,2	257,3	-	-	-	257,3
Proenergía Internacional S.A.	19.123.532	14,39%	78.130,8	78.130,8	81.333,4	3.202,6	-	-

	No. of shares	Participation %	Acquisition Cost	Adjusted Cost	Market Value	Valorisation	De-valorisation	Provision
Promigas S.A. (b)	19.123.532	14,39%	669.716,6	667.899,9	641.542,7	-	26.357,2	-
Promisión Celular S.A. Promicel	4.680.420	16,64%	5.642,5	4.803,8	771,2	-	-	1.306,5
Promotora de Inversiones Ruitoque S. A.	47.594.406	3,34%	703,7	765,6	1.851,1	-	-	198,3
Promotora la Alborada S.A. (a)	991.383.354	1,83%	316,3	316,3	-	-	-	316,3
Promotora la Enseñanza S.A. (a)	490.042	2,45%	69,8	69,8	-	-	-	69,8
Sociedad Hotelera Cien Internacional S.A.	133.393	0,39%	60,9	58,4	69,0	9,3	-	-
Sociedad Transportadora de Gas del Oriente S.A.	81,076,953	20,00%	1.073,5	10.277,5	16.105,0	5.827,5	-	-
Textiles el Espinal S.A. en liquidación (a)	7.107.259	8,56%	2.399,1	2.399,1	-	-	-	2.399,1
Ventas y Servicios S. A.	90,325	19,90%	232,6	405,4	586,1	180,7	-	-
Subtotal				949.882,4		228.585,7	26.430,4	6.264,6
Valorisation Rights in Trust account 19955002	-	-	-	-	-	10.751,1	-	-
Fiduciaria Corficolombiana S.A. :								
Depósito Central Deceval	6.468	1,34%	352,3	407,7	897,0	489,3	-	-
Platanciones Unipalma de los Llanos S.A.:								
Propalma S.A.	15	1,37%	10,0	14,1	0,8	-	-	13,2
CI Acepalma S.A.	1.030.605	9,86%	1.637,0	1.969,8	2.614,6	644,9	-	-
Subtotal				1.983,9		644,9	-	13,2
Colombiana de Licitaciones y Concesiones Ltda.:								
Banco AV Villas	3.039	0,00%	4,2	4,2	10,5	6,2	-	-
Banco de Occidente	22.871	0,00%	99,3	145,5	700,1	554,7	-	-
Centro de Ferias, Exposiciones y Conveciones de B/manga (Cenfer S.A.)	12.368	3,23%	219,3	248,5	411,3	162,8	-	-
Eternit Colombiana S.A.	332	0,00%	0,3	0,4	0,6	0,3	-	-
Fabrica de Textiles del Tolima Fetaxtol	55.127	3,06%	335,7	379,1	-	-	-	379,1
Fiduciaria Occidente S. A.	20	0,00%	-	-	0,1	0,1	-	-
Gestion y Contacto S.A.	816	1,02%	15,4	15,4	22,0	6,6	-	-
Inversiones Sides S.A.S.	82.150	0,38%	61,3	72,6	45,0	-	-	27,6
Procensa S.A. En liquidación	252.709	5,00%	291,5	295,9	-	-	-	295,9

	No. of shares	Participation %	Acquisition Cost	Adjusted Cost	Market Value	Valorisation	De-valorisation	Provision
Promotora de Inversiones de Santander S.A. Promisan S.A. En liquidación	14.711.400	0,42%	26,4	29,9	0,7	-	-	29,2
Sociedad Aeroportuaria de la Costa S. A. (Sacsa)	427.288	11,55%	427,3	855,6	1.493,0	637,4	-	-
Sociedad Cafetera del Valle S.A. (Soforestal S.A.)	46.077	3,20%	175,8	187,9	329,9	142,1	-	-
Subtotal				2.235,0		1.510,2	-	731,8
Estudios, Proyectos e Inversiones de los Andes S. A.:								
Fiduciaria Occidente S. A.	74	0,00%	0,1	0,1	0,1	-	-	-
CCI Marketplace S. A.	105.694	2,94%	105,7	105,7	60,6	-	-	45,1
Subtotal				105,8		-	-	45,1
Episol S.A.					-			
Concesionaria Ruta del Sol S.A.S.	1.541.578.500	33,00%	15.415,8	15.415,8	15.415,8	-	-	-
Hoteles Estelar de Colombia S. A.:								
Promotora Industrial Comercial y Turística de Sevilla S.A.	382	0,00%	0,4	2,4	0,6	-	1,8	-
Organización Pajonales S. A.:								
Agroganadera del Valle S.A.	124.979	0,25%	26,4	26,4	4,9	-	-	21,4
Casa de Bolsa	277.372	1,82%	510,8	510,8	517,0	6,1	-	-
Cooperativa Serviarroz S.A.	1	0,63%	22,6	22,6	22,6	-	-	-
Fondo Ganadero del Tolima S.A.	2.352.792	0,62%	57,0	57,0	71,4	14,3	-	-
Profilacticos del Tolima S.A.	486	0,17%	0,7	0,7	0,7	-	-	-
Promesa s.a.	3.593	0,31%	10,9	10,9	5,7		-	5,2
Semillas e Insumos Algodoneros	555	8,46%	15,4	15,4	79,4	64,0	-	-
Grupo Nacional de Chocolates	300	0,00%	1,2	1,2	3,8	2,5	-	-
Inversiones Argos	328	0,00%	1,2	1,2	5,2	4,0	-	-
Cámara de Compensación de la Bolsa Nacional Agropecuaria	3.335	0,13%	37,0	37,0	29,7	-	-	7,3
Mavalle	1	5,00%	87,3	87,9	87,9	-	-	-
Subtotal				771,1		90,9	-	33,9

	No. of shares	Participation %	Acquisition Cost	Adjusted Cost	Market Value	Valorisation	De-valorisation	Provision
Valora S. A.:								
C.I. Yumbo S.A.	11.001	0,10%	11,0	15,9	33,4	17,5	-	-
Pizano S.A.:								
Aseo, Acueducto y Alcantarillado	8.518	8,52%	7,0	38,0	22,1	-	-	15,9
Edubar	2.500	2,62%	25,0	158,2	38,0	-	-	120,2
Inmobiliaria Selecta S.A.	24.351	34,79%	24,6	113,1	27,8	-	-	85,3
Laminas del Ecuador	6.500	0,07%	9,7	61,5	-	-	-	61,5
Promotora la Enseñanza	362.562	3,63%	113,3	139,9	169,8	30,0	-	-
Inmobiliaria la Alborada S.A.	1.713.082	0,00%	0,1	1,8	1,7	-	-	0,1
Proforest S.A.	10.000	1,81%	10,1	10,1	10,1	-	-	-
Sociedad Portuaria la Loma S.A. en Liquidación	49.500	99,00%	43,7	52,8	76,8	24,0	-	-
Subtotal				575,4		54,0	-	283,0
Proyectos de Infraestructura S. A.:								
CCI Marketplace S.A.	257.510	6,12%	257,5	257,6	148,6	-	-	109,0
Centro de Eventos Valle del Pacifico	49.172	0,90%	491,7	497,5	547,4	49,9	-	-
Subtotal				755,1		49,9	-	109,0
Total				972.150,5		242.193,5	26.432,2	7.480,6

(*) In June 2010 the merger between Banco de Occidente and Leasing de Occidente S.A was entered into records: the 429.474.513 shares the Corporation owned in Leasing de Occidente S.A., were exchanged for 8.842.303, leaving it with a participation of 6,1322%; this operation generated an increase in the valorisation of the investment in Banco de Occidente S.A. for $150.260,0 that was recorded in June 2010.

(a) No equity value is present because the Corporation has no updated information as of December 2009. This investment is totally provisioned.

(b) In March 2010 the investment in Promigas was reclassified from Investment Available for Sale to Negotiable Investment, moving from low to medium marketability according with Circular Letter 027 of March 2010 of Superintendencia Financiera de Colombia. This reclassification generated a revenue in the status of results for $11.339, 1. In May 2010 this investment was reclassified from Negotiable Investment to Investment Available for Sale, moving from medium to low marketability according with Circular Letter 043 of May 2010. This reclassification had no effect on the status of results.

With high and medium marketability

	June 30, 2010					
	Social Capital	No. of Shares	Particip. %.	Acquisition Cost	Value in the Stock Exchange	Market Value
With high liquidity marketability						
Bolsa de Valores de Colombia (Stock Exchange of Colombia)	$ 18.672,8	628.047.243	3,36%	$ 11.471,2	$ 35,8	$ 22.484,1
With medium marketability						
Mineros S.A.	158,9	18.275.422	6,98%	50.257,4	6.000,0	109.652,5
						$ 132.136,6
Total Investments Available for Sale in Participative Securities on June 2010						$ 1.104.287.1

Investments available for sale participative securities with low or minimum marketability –

December 31, 2009

	No. Of Shares	Participation %	Acquisition Cost	Adjusted cost	Market Value	Valorisation	De-valorisation	Provision
Corficolombiana								
Aerocali S.A.	126.654	33,33%	$ 2.258,5	$ 2.473,6	$ 5.534,9	$ 3.061,3	$ -	$ -
Alimentos derivados de la Caña (Adecaña)	52.000	0,32%	26,1	26,1	263,1	237,0	-	-
Aquacultivos del Caribe S. A. (b)	106.000	5,47%	658,8	477,4	420,1	-	-	477,4
AV Villas (Ordinary stock)	45.677	0,00%	164,5	159,1	169,4	10,3	-	-
AV Villas (Preferential stock)	20.763	0,01%	62,3	59,6	62,3	2,7	-	-
Banco de Occidente	346.314	0,26%	5.553,7	5.553,7	9.691,3	4.137,7	-	-
Bladex S.A. Clase E	2.070	0,00%	40,4	42,1	59,4	17,3	-	-
C.I. Yumbo S.A.	11.001	0,10%	12,7	11,3	28,4	17,1	-	-
Cámara de Compensación de Divisas de Colombia S.A.	79.687.500	3,19%	79,7	79,7	68,1	-	11,6	-
Cámara de Riesgo Central de Contraparte de Colombia S.A.	312.744.041	1,08%	312,7	312,7	266,9	-	45,9	-
Caribu Internacional S.A. (b)	782.278.588	-	782,3	782,3	-	-	-	782,3
Casa de Bolsa S.A. Sociedad Comisionista de Bolsa	28.373	59,29%	12.130,7	12.815,2	12.909,8	94,6	-	-
Colombiana de Extrusión S.A. Extrucol	315.420	20,00%	2.526,0	1.784,8	4.422,9	2.638,1	-	-
Compañía Aguas de Colombia	560.000	20,00%	448,4	1.096,7	1.247,5	150,8	-	-
Concesionaria Tibitoc S.A.	9.086.933	33,33%	12.799,6	9.822,7	14.311,3	4.488,6	-	-
Corporación Andina de Fomento	18	0,00%	287,2	352,9	324,0	87,2	-	-
Deposito Central de Valores-DECEVAL	17.709	3,67%	822,2	1.385,0	2.459,8	1.074,8	-	-
Eternit Colombiana S. A.	99.850	0,26%	138,8	69,6	194,9	125,2	-	-
Fiduciaria Occidente S. A.	606.494	4,44%	1.840,9	1.762,9	3.492,9	1.730,0	-	-
Futbolred.com S.A. (b)	120.000	35,67%	361,6	361,6	-	-	-	361,6
Gas Natural ESP	621.866	1,68%	53,480.5	53.480,5	52.669,8	-	810,6	-
Gasoducto del Tolima S.A.	230.711	5,80%	305,7	305,7	883,2	577,5	-	-
Inducarbón	2.528	0,09%	0,3	1,1	0,5	-	-	1,1
Industria Colombo Andina-Inca S.A.	2.233.819	0,67%	44,3	62,1	151,8	89,7	-	-
Jardin Plaza S.A.	888.000	17,76%	10.031,1	10.031,1	15.627,8	5.596,7	-	-
Leasing de Occidente S.A.	429.474.513	45,24%	56.009,3	81.063,2	106.219,4	25.156,3	-	-
Metrex S.A.	321.782	10,30%	168,7	168,7	421,4	252,7	-	-
Petróleos Colombianos Limited(b)	17.107	0,05%	111,4	101,4	6,9	-	-	101,4
Petróleos Nacionales S.A. (b)	6.235.383	19,54%	125,2	257,3	-	-	-	257,3
Proenergía Internacional S.A.	19.123.532	14,39%	78.130,8	78.130,8	94.110,0	15.979,2	-	-

	No. Of Shares	Participation %	Acquisition Cost	Adjusted cost	Market Value	Valorisation	De-valorisation	Provision
Proinversiones S.A.	437.266	3,02%	9,6	9,6	33,4	-	-	3,8
Promigas S.A.	19.123.532	14,39%	803.188,3	663.485,0	687.194,4	23.709,4	-	-
Promisión Celular S.A. Promicel	4.680.420	16,64%	5.642,5	4.803,8	986,6	-	-	1.306,5
Promotora de Inversiones Ruitoque S. A. (Promisión)	47.594.406	3,34%	703,7	765,6	1.377,2	-	-	198,4
Promotora la Alborada S.A. (b)	991.383.354	1,83%	316,3	316,3	-	-	-	316,3
Promotora la Enseñanza S.A. (b)	490.042	2,45%	69,8	69,8	-	-	-	69,8
Sociedad de Inversiones en Energía S.A.	14.485.627	7,80%	21.174,6	18.985,4	201.984,7	182.999,3	-	-
Sociedad Hotelera Cien Internacional S.A.	133.393	0,39%	60,9	58,4	67,7	9,3	-	-
Sociedad Transportadora de Gas del Oriente S.A.	81.076.953	20,00%	1.073,5	10.277,5	14.140,1	3.862,6	-	-
Textiles el Espinal S.A.	7.107.259	8,56%	2.399,1	2.399,1	2.669,0	-	-	2.399,1
Ventas y Servicios S. A.	81.766	19,90%	232,6	339,0	614,0	274,9	-	-
Subtotal				964.540,4		276.380,3	868,1	6.275,0
Valorisation Rights in Trust account 19955002	-	-	-	-	-	1.330,1	-	-
Fiduciaria Corficolombiana S.A. :								
Depósito Central Deceval	6.468	1,34%	352,3	407,7	897,0	489,3	-	-
Plantaciones Unipalma de los Llanos S.A.:								
CI Acepalma S.A.	965.801	9,22%	1.357,1	1.689,8	2.398,1	708,2	-	-
Propalma S.A.	15	1,37%	10,0	14,1	0,6	-	-	13,5
Subtotal				1.703,9		708,2	-	13,5
Colombiana de Licitaciones y Concesiones Ltda.:								
Banco AV Villas	3.039	0,00%	4,2	4,2	11,3	7,0	-	-
Banco de Occidente S.A.	22.871	0,00%	99,3	145,5	640,0	494,6	-	-
Centro de Ferias, Exposiciones y Conveciones de B/manga (Cenfer S.A.)	12.368	3,23%	219,3	248,5	424,6	176,1	-	-
Empresa ColombianaPesquera de Tolu S.A.	105.598	1,16%	21,1	23,2	22,5	-	-	0,7
ETERNIT COLOMBIANA S.A.	332	0,00%	0,3	0,4	0,6	0,3	-	-
Fabrica de Textiles del Tolima Fetaxtol	55.127	3,06%	335.,	379,1	236,5	-	-	379,1
Fiduciaria Occidente S. A.	20	0,00%	-	-	0,1	0,1	-	-
Gestion y Contacto S.A.	510	1,02%	6,0	6,0	14,4	8,3	-	-
Procensa S.A. En liquidación	252.709	5,00%	291,5	295,9	-	-	-	295,9

	No. Of Shares	Participation %	Acquisition Cost	Adjusted cost	Market Value	Valorisation	De-valorisation	Provision
Promotora de Inversiones de Santander S.A. Promisan S.A. En liquidación	14.711.400	0,42%	26,4	29,9	0,7	-	-	29,2
Sidelpa Inversiones S.A. - En Liquidación	260.126	0,48%	61,3	72,6	41,3	-	-	31,3
Sociedad Aeroportuaria de la Costa S. A. (Sacsa)	427.288	11,55%	427,3	855,6	1.493,9	638,3	-	-
Sociedad Cafetera del Valle S.A. (Soforestal S.A.)	46.077	3,20%	175,8	187,9	329,1	141,2	-	-
Subtotal				2.248,8		1.465,9	-	736,2
Estudios, Proyectos e Inversiones de los Andes S. A.:								
Fiduciaria Occidente S. A.	74	0,00%	0,1	0,1	0,4	0,3	-	-
CCI Marketplace S. A.	105.694	2,94%	105,7	105,7	63,9	-	-	41,8
Subtotal				105,8		0,3	-	41,8
Episol S.A.								
Concesionaria Ruta del Sol S.A.S.	85.800	33,00%	8.580,0	8.580,0	9.183,7	603,7	-	-
Industrias Lehner S.A.								
Inversiones FCPM Holdings	100	0,00%	471,9	471,9	-	-	304,8	143,3
Hoteles Estelar de Colombia S. A.:								
Promotora Industrial Comercial y Turística de Sevilla S.A.	382	0,00%	0,4	2,4	0,6	-	-	1,8
Organización Pajonales S. A.:								
Agroganadera del Valle S.A.	124.979	0,25%	26,4	26,4	5,1	-	-	21,3
Casa de Bolsa S.A. Sociedad Comisionista de Bolsa	91.026	5,50%	510,8	510,8	632,1	121,3	-	-
Cooperativa Serviarroz S.A.	0	0,62%	22,1	22,1	101,1	79,0	-	-
Fondo Ganadero del Tolima S.A.	2.293.478	0,62%	56,4	56,4	64,1	7,7	-	-
Grupo Nacional de Chocolates	300	0,00%	1,2	1,2	3,4	2,2	-	-
Inversiones Argos	328	0,00%	1,2	1,2	4,1	2,9	-	-
Profilacticos del Tolima S.A.	486	0,17%	0,7	0,7	1,2	0,5	-	-
Promesa S.A.	3.593	0,31%	10,9	10,9	6,1	-	4,8	-
Semillas e Insumos Algodoneros S.A.	555	8,46%	15,4	15,4	65,1	49,7	-	-
Cámara de Compensación de la Bolsa Nacional	3.335	0,13%	37,0	37,0	212,8	175,8	-	-

	No. Of Shares	Participation %	Acquisition Cost	Adjusted cost	Market Value	Valorisation	De-valorisation	Provision
Agropecuaria								
Mavalle	1	5,02%	87,3	87,9	178,3	90,4	-	-
Subtotal				770,0		529,5	4,8	21,3
Valora S. A.:								
C.I. Yumbo S.A.	11.001	0,10%	11,0	15,9	34,5	18,6	-	-
Pizano S.A.:								
Aseo, Acueducto y Alcantarillado	8.518	8,52%	7,0	38,0	22,1	-	-	16,1
C.I. Pizano Trading S.A. en Liquidaciòn	394.000	98,50%	240,0	1.394,9	1.989,1	594,2	-	-
Edubar	2.500	2,62%	25,0	158,2	35,7	-	-	122,4
Inmobiliaria la Alborada S.A.	1.713.082	0,00%	0,1	1,8	1,7	-	-	0,1
Inmobiliaria Selecta S.A.	24.351	34,79%	24,6	113,1	32,6	-	-	80,5
Laminas del Ecuador	6.500	0,07%	9,7	61,5	-	-	-	61,4
Proenergía Internacional S.A.	54	0,00%	-	-	0,2	0,2	-	-
Proforest S.A.	10.000	1,81%	10,1	10,1	10,1	-	-	-
Promotora la Enseñanza S.A.	362.562	3,63%	113,3	139,8	167,7	27,8	-	-
Sociedad Portuaria la Loma S.A. en Liquidación	49.500	99,00%	41,0	52,8	76,8	24,0	-	-
Subtotal				1.970,2		646,2	-	280,5
Proyectos de Infraestructura S. A.:								
CCI Marketplace S.A.	257.510	6,12%	257,5	257,6	159,1	-	-	98,5
Centro de Eventos Valle del Pacifico	49.172	0,90%	491,7	497,5	949,5	452,0	-	-
Subtotal				755,1		452,0	-	98,5
Total				981.572,1		282.624,1	1.177,7	7.611,9

With high and medium marketability

	December 31, 2009					
	Social Capital	No. of shares	Particip . %	Acquisition Cost	Value in the Stock Exchange	Market Value
With high liquidity marketability						
Bolsa de Valores de Colombia	$ 18.672,8	628.047.243	3,36%	$ 11.471,2	$ 29,5	$ 18.527,4
With medium marketability						
Mineros S.A.	158,9	18.275.422	6,98%	50.257,4	5.580,0	101.976,9
						$ 120.504,3
Total Investments Available for Sale in Participative Securities in December 2009						$ 1.102.076,4

FILE No. 823437

	June 30 2010	December 31 2009
Provision in investments:		
Negotiable Investments in debt securities	$ 1.405,5	$ 2.018,8
Negotiable investments in participative securities	91.838,9	-
Investments available for sale debt securities	181,8	222,3
Investments available for sale participative securities	7.480,6	7.611,9
	$ 100.906,8	$ 9.853,0

6. CREDIT PORTFOLIO, NET

	June 30 2010	December 31 2009
Consumption portfolio:		
A –Normal	$ 1.724,7	$ 1.772,4
B –Subnormal	69,4	128,4
C - Acceptable	-	-
D – Difficult collection	3,9	25,1
E – Uncollectible	8,1	7,9
	1.806,1	1.933,8
Provision	(24,6)	(55,0)
	1.781,5	1.878,8
Commercial Portfolio		
A –Normal	465.877,3	439.919,6
B –Subnormal	36.984,0	49.705,0
C –Deficient	16.533,7	13.783,7
D –Difficult collection	13.052,6	13.378,2
E –Non recoverable	7.273,5	7.066,3
	539.721,1	523.852,8
Provision	(25.211,5)	(24.484,2)
	514.509,6	499.368,6
	$ 516.291,1	$ 501.247,4

Provision for credit portfolio

	June 30 2010	December 31 2009
Initial balance	$ 24.539,2	$ 24.641,4
Provision charged to expenses	6.279,4	7.564,6
Provision recovery	(5.551,2)	(7.202,1)
Portfolio punishment	(31,3)	(464,7)
Balance at the end of the semester	$ 25.236,1	$ 24.539,2

FILE No. 823437

7. ACCEPTANCES, CASH OPERATIONS AND DERIVATIVES, NET

	June 30, 2010	December 31, 2009
Rights, cash operations	$ 23.631,4	$ 94.519,9
Obligations, cash operations	(23.718,2)	(94.442,0)
Futures' rights	114.996,3	48.527,8
Futures' Obligations	(113.969,4)	(48.527,8)
Forward operations' rights	4.586.488,6	4.766.283,5
Forward operations' obligations	(4.581.712,6)	(4.728.530,0)
Speculation options	(34,1)	-
	$ 5.682,0	$ 37.831,4

The Corporation has defined it must cover its risk for the generated difference in exchange product of the own position (assets minus liabilities in foreign currency), what leads to make coverage operations by means of future contracts and operations with derivatives when the market situation is worth it.

List of comparative average balances on obligations, rights, profit and loss:

	June 30, 2010				December 31, 2009			
	Sale	Variation %	Purchase	Variation %	Sale	Variation %	Purchase	Variation %
Rights								
Foreign					$2.882.586,1	0,72	$ 2.387.020,9	(0,54)
exchange	$1.671.039,5	(42,03)	$ 977.801,0	(59,04)				
Securities	16.381,3	237,17	12.540,0	224,31	4.858,5	(14,92)	3.866,6	(44,12)
	$1.687.420,8		$ 990.341,0		$2.887.444,6		$ 2.390.887,5	
Obligations								
Foreign					$2.797.729,5	(4,01)	$ 2.394.864,5	0,86
exchange	$1.628.444,5	(41,79)	$ 969.211,3	(59,53)				
Securities	16.405,5	239,12	12.510,6	223,67	4.837,6	(15,92)	3.865,2	(44,31)
	$1.644.850,0		$ 981.721,9		$2.802.567,1		$ 2.398.729,7	
Result								
Monthly average	68.479,6	(15,88)	63.785,2	(10,37)	81.409,8	26,03	71.165,8	26,80

They correspond to the average monthly final balances during the semester.

Minimum and maximum terms oscillated between 3 and 365 days during the periods ended on June 30, 2010 and December 31st, 2009.

There were no limitations or restrictions of any kind for the execution of these contracts.

8. ACCOUNTS RECEIVABLE, NET

	June 30, 2010	December 31, 2009
Interests:		
Credit portfolio and leasing operations	$ 2.154,4	$ 1.894,4
Commissions and fees		
Commissions	4.464,5	5.974,9
Fees	1,0	12,4
	4.465,5	5.987,3
Other:		
Financial component	2.965,1	3.022,6
Dividends and participations (1)	9.356,2	6.052,8
Leasing/rentals	25,1	13,9
Rates of goods given in leasing	20,7	39,2
Sale of goods and services (2)	43.653,1	57.903,0
Payments on account of clients	2.502,6	2.469,7
Prepayment of contracts and suppliers (3)	21.355,1	17.756,0
Personnel payments in advance	6.096,5	5.637,9
Sales tax payable – debit	7.815,0	6.245,8
Sundry:		
National clients in subordinate companies:		
Colombiana de Licitaciones y Concesiones Ltda.	2.279,5	2.269,6
Estudios, Proyectos e Inversiones de los Andes	356.035,1	41.469,1
Hoteles Estelar S. A.	21.617,2	18.285,6
Industrias Lehner S. A.	19.400,6	20.667,5
Estudios y Proyectos del Sol S.A.	18.250,0	29,8
Organización Pajonales S. A.	4.351,4	3.933,2
Pizano S.A.	31.044,0	29.240,4
Plantaciones Unipalma de los Llanos S. A.	10.843,1	10.077,4
Promotora y Comercializadora Turística Santamar	736,3	479,9
Proyectos de Infraestructura S. A.	5.282,6	5.156,3
Tejidos Sintéticos de Colombia	9.055,8	8.117,1
Valora S. A.	682,1	660,7
Gas Comprimido del Perú S. A.	325,6	29,3
Other	2.611,6	983,7
	$ 576.304,3	$ 240.540,5

(1) As of June 30, 2010 this item included, among other values, the following: Banco de Occidente S.A. $2.715,2, Mineros S.A $2.266,1, Aerocali $1.054,1, Gas Natural $2.324,7, Hoteles Estelar $632,7, Organizaci6n Pajonales S.A. $474,9, Unipalma $467,9. Fiduciaria de Occidente S.A. $362,9. Bolsa de Valores de Colombia $173,8. As of December 31, 2009 this item includes among other values, the following: Promigas $5.278,1, Hoteles Estelar $469,2, Epiandes S.A. $5.945,3, Fiduciaria de Occidente S.A. $154,8 and Mineros S.A. $392,0.

(2) As of June 30, 2010 this item included among other values, the following: Sale in instalments investment in Colombina S.A. $42.749,7 deferred income balance is $31.632,9, Inversiones Gaviria Restrepo $823,8. As of December 31, 2009 this item includes among other values: Sale in instalments investment in Colombina S.A. $56.999,7 this transaction originated the recording of a deferred income for a value of $42.176, Inversiones Gaviria Restrepo $823,8.

(3) As of June 30, 2010 and December 31,this item includes among other values: Concesionaria Ruta del Sol S.A. $4.026,9.

Provision accounts receivable – The movement of the accounts receivable provision is as follows:

	June 30, 2010	December 31, 2009
Initial balance	$ 13.882,5	$ 13.073,6
Plus:		
Provision charged to expenses of the period	1.858,5	3.426,3
Minus:		
Reimbursement of provision	(4.407,4)	(3.328,4)
Movement	1.009,1	711,0
Final balance	$ 12.342,7	$ 13.882,5

9. REALISABLE GOODS, RECEIVED IN PAYMENT AND RESTORED, NET

Realisable goods:		
Plantaciones Unipalma de los Llanos S. A.:		
Finished product – Palm oil and almond oil	$ 3.711,7	$ 3.457,1
Commodities in transit	17,5	-
Raw Materials	1.263,1	1.388,3
	4.992,3	4.845,4
Tejidos Sintéticos de Colombia S. A.:		
Finished product – Packing, fabrics and cords	834,7	1.233,1
Product in process- Packing, fabrics and cords	900,0	790,7
Raw materials	2.115,4	2.261,8
Commodities	416,5	568,1
Inventories in transit	928,0	700,9
	5.194,6	5.554,6

	June 30, 2010	December 31, 2009
Hoteles Estelar de Colombia S. A.:		
Raw materials	948,4	1.428,7
Commodities	951,2	690,7
	1.899,6	2.119,4
Organización Pajonales S. A.:		
Raw materials	2.222,8	3.813,8
Products in Process	10.578,8	6.971,4
Finished Products	252,7	206,1
Commodities	765,1	-
Animals	5.662,1	5.251,3
	19.481,5	16.242,6
Pizano S.A.:		
Product in process	58.966,9	57.222,2
Raw material	22.847,7	25.864,6
Commodities in transit	1.791,1	5.967,5
Commodities	9.166,1	8.925,3
Finished goods	20.451,3	8.353,2
	113.223,1	106.332,8
Industria Lehner S. A.:		
Product in process	2.914,6	2.289,9
Raw materials	4.320,7	5.753,4
Commodities in transit	1.028,4	1.172,1
Commodities	389,3	379,6
Finished goods	2.080,0	2.449,1
	10.733,0	12.044,1
Valora S. A.:		
Real estate for Sale	2.245,7	2.245,7
Products in process	297,2	285,6
Commodities	9.432,0	8.672,0
	11.974,9	11.203,3
Gas Comprimido del Perú:		
Construction materials	219,3	-
Commodities	429,6	-
	648,9	-
	$ 168.147,9	$ 158.342,2

FILE No. 823437

	June 30 2010	December 31, 2009
Goods received in payment:		
Real Estate	3.032,1	3.013,6
Real estate different to housing	15.413,2	23.443,3
	$ 18.445,3	$ 26.456,9
Goods restored in Leasing contracts:		
Machinery and equipment	$ 1.215,2	$ 829,2
Vehicles given in leasing	3.223,0	4.713,7
	$ 4.438,2	$ 5.542,9
Goods not used in the corporate purpose:		
Land	$ 585,9	$ 585,9
Provision for goods received in payment		
Initial balance	$ 25.508,7	$ 26.599,3
Plus:		
Provision charged to expenses of the period	621,8	1.033,3
	26.130,5	27.632,6
Minus		
Provision reimbursement	(544,2)	(1.173,3)
Use in sale of goods received in payment	(2.005,9)	-
Reclassification to Rights in Trust	(4.400,9)	-
Sale of goods received in payment	(802,7)	(950,6)
Final balance	$ 18.376,8	$ 25.508,7

The Administration of the Home Office considers that immobilisation and materiality of these assets shall not produce important negative effects on the financial statements.

At present the Home Office and its financial subordinates are taking steps for the realisation of these goods within the terms established by the Superintendence of Finance.

In general terms, the condition of the goods is good and for those that are deteriorated, the necessary provisions have been made.

10. PROPERTIES, EQUIPMENT AND GOODS GIVEN IN LEASING, NET

	June 30 2010	December 31, 2009
Land	$ 71.135,6	$ 66.226,5
Constructions in progress	9.378,1	4.149,7
Buildings	157.669,9	157.280,9
Furniture, equipment and fixtures	28.596,5	28.480,4
Computers	27.995,6	28.095,7
Vehicles	29.324,4	28.878,4
Mobilising equipment, machinery and animals	339.458,4	355.824,2
Importations in progress	1.718,6	5.048,1
Goods given in leasing	3.539,9	2.913,2
	668.817,0	676.897,1
Minus – Accumulated depreciation	(348.172,5)	(337.025,1)
Minus - provision	(6.115,2)	(6.520,9)
	$ 314.529,3	$ 333.351,1

Total depreciation recorded as of June 30, 2010 and December 31, 2009 in expenses was of $6.499.6 and $6.565.6 respectively.

The Corporation and its subordinate companies have maintained the necessary measures for the conservation and protection of their assets. As of June 30, 2010 and December 31, 2009 insurance policies existed to cover theft, fire, earthquake, riot, mutiny, explosion, volcanic eruption, low energy, loss or damage to premises or vehicles.

The Corporation and its subordinate companies have appraisals of their real estate and no mortgages or ownership reserves exist on such property, nor have they been transferred in collateral.

11. EXCESS OF THE INVESTMENT COST ON VALUE ON BOOKS

Values of the excess of the cost of the investment on the value on books determined for the consolidation of the financial statements of the Corporation and its Subsidiary Companies are the following:

	June 30, 2010			
		Amortisations		
	Initial Balance	Former Periods	Of the Semester	Balance to be amortised
Pisa	$ 7.982,5	$ 6.386,4	$ 798,3	$ 797,8

Organización Pajonales S. A.	2.359,2	2.137,1	65,8	156,3
Hoteles Estelar S. A.	641,8	535,0	64,2	42,6
	$ 10.983,5	$ 9.058,5	$ 928,3	$ 996,7

	December 31, 2009			
		Amortisations		
	Initial Balance	Former Periods	Of the Semester	Balance to be amortised
Pisa	$ 7.982,5	$ 5.588,1	$ 798,3	$ 1.596,1
Organización Pajonales S. A.	2.335,4	1.957,4	74,2	303,8
Hoteles Estelar S. A.	641,8	470,8	64,2	106,8
	$ 10.959,7	$ 8.016,3	$ 936,7	$ 2.006,7

12. OTHER ASSETS, NET

	June 30, 2010	December 31, 2009
Early expenses:		
Interests	$ 1.167,0	$ 56,0
Insurance	391,1	670,6
Leasings/rentals	57,2	-
Equipment maintenance	23,8	39,0
Other	6.520,3	3.719,0
Deferred charges:		
Organisation and pre-operatives (1)	206.655,9	202.248,4
Studies and projects (2)	228.573,7	197.644,3
Refurbishes	2.167,9	828,7
Computer programs -software	2.889,7	2.528,5
Utensils and stationary	71,9	67,0
Improvements to property taken in leasing	1.467,2	1.670,9
Publicity and propaganda	38,9	22,3
Deferred income tax	861,3	1.041,0
Taxes	2.210,5	-
Contributions and affiliations	50,5	29,1
Other	2.062,3	2.305,6
	$ 455.209,2	$ 412.870,4

(1) It corresponds to costs incurred in road construction projects by the subordinated company Concesionaria Vial de los Andes (Bogota – Puente Real - Villavicencio – road- El Boquerón tunnel) for an amount of $201.282,7

(2) Mainly corresponds to $194.678,2 of the subordinated company Proyectos de Infraestructura S. A. (Buga – Tulua and Tulua - La Paila roads). Costs of each section are amortised according with the straight line method from the time on which each section begins operating and until the end of the concession agreement.

		June 30 2010		December 31 2009
Other:				
Charges for deferred monetary correction	$	11.159,6	$	11.732,6
Loans to employees		4.804,8		4.862,7
Deposits		2.627,4		10.566,2
Art and culture goods		933,7		933,7
Rights in Trust:				
Investment		55.973,5		80.044,8
Loan portfolio and accounts receivable		859,5		431,7
Realisable goods and goods received in payment		20.551,7		15.572,0
Property and equipment		875,5		345,6
Mercantile credit		852,1		1.303,5
Other assets		142.474,6		89.200,2
Sundry:				
Tax income, early payment		23.506,1		21.554,3
Withholding at source		21.990,0		10.879,1
Surplus of early payments and withholdings		14.109,5		17.081,5
Petty cash		156,5		151,2
Induustry and commerce tax early payment		401,3		220,4
VAT discountable in the income tax		2,0		96,8
Consortiums or temporary mergers		1.551,6		1.689,6
Other		282,5		244,7
	$	303.111,9	$	266.910,6

13. VALORISATION AND DE-VALORISATIONS

		June 30 2010		December 31 2009
Investments:				
Valorisations	$	242.195,3	$	282.624,1
De-valorisations		(26.432,2)		(1.177,7)
		215.763,1		281.446,4
Of property, plant and equipment		391.158,1		385.621,9
Other (Goods given in Trust)		15.496,4		15.177,5
	$	622.417,6	$	682.245,8

14. DEPOSITS AND CURRENT LIABILITIES

Term Deposit Certificates:

Issue at less than 6 months	$ 403.154,4	$ 525.149,8
Issued equal to 6 months and less than 12 months	532.744,3	575.895,5
Issued equal to 12 months and less than 18 months	39.695,6	55.751,0
Issued equal to or greater than 18 months	630.276,0	304.885,8
	$ 1.605.870,3	$ 1.461.682,1

	June 30, 2010	December 31, 2009
Savings deposits	$ 196.463,9	$ 167.537,7

Deposits and other current liabilities – Other –

Legal currency:		
Banks and correspondents	$ 1.135,7	$ 332,0
Guaranty especial deposits	49,8	217,5
Current liabilities for bank services	85,2	85,9
	1.270,7	635,4
Foreign currency:		
Banks and correspondents	235,1	-
Current liabilities for bank services	187,4	200,2
	422,5	200,2
	$ 1.693,2	$ 835,6

15. PASSIVE POSITIONS IN MONETARY MARKET OPERATIONS AND RELATED OPERATIONS

Purchased interbank funds	$ 236.674,7	$ 187.842,2
Transfer undertakings in repo operations closed	329.506,0	296.879,3
Transfer undertakings in simultaneous operations	831.850,3	876.852,8
Undertakings generated in positions in short of simultaneous operations	930.732,1	679.208,4
	$ 2.328.763,1	$ 2.040.782,7

Rates used in these operations for the semesters ended on June 30, 2010 and December 31st, 2009, oscillated between 3.8% and 2.5% and between 3.55% and 2.0% respectively.

No restrictions or limitations existed on the aforementioned amounts.

16. BANK CREDITSAND OTHER FINANCIAL OBLIGATIONS

	June 30 2010	December 31 2009
Other entities of the country:		
Banco de Comercio Exterior	$ 104.640,1	$ 104.365,6
Fondo para el Financiamiento del Sector Agropecuario	25.163,2	21.628,2
Financiera de Desarrollo Territorial S. A.	6.164,0	7.461,1
Banco de Bogotá	29.686,2	26.547,3
Banco de Occidente	27.752,6	13.320,7
Leasing de Occidente	-	24.241,7
Leasing Bogotá	3.119,6	5.102,9
Credits with other Banks	144.944,2	76.903,6
Credits with other Leasing entities	31.859,5	-
Credits with other Financial Entities	32.042,3	37.626,7
Other	8.900,1	-
	414.271,8	317.197,8
Entities abroad:		
Banco de Colombia Panamá	317,9	-
Northstar Trade Finance	25,1	81,4
Concesiones Colombiana S. A.	9.827,8	10.493,1
Helm Bank Panamá	1.581,0	1.993,1
Other	-	678,8
	11.751,8	13.246,4
	$ 426.023,6	$ 330.444,2

Maturities of the obligations as of June 30, 2010 and December 31st, 2009 are as follows:

From 1 to 12 months	$ 197.466,6	$ 122.394,6
From 12 to 24 months	70.031,0	90.557,5
From 24to more months	158.526,0	117.492,1
	$ 426.023, 6	$ 330.444,2

FILE No. 823437

17. ACCOUNTS PAYABLE

	June 30, 2010	December 31, 2009
Interest:		
Deposits and current liabilities	$ 14.464,4	$ 16.357,4
Monetary market operations and related operations	80,5	83,4
Credits with banks and other financial obligations	3.222,9	3.417,3
Circulating investment securities	2.795,5	2.759,8
	$ 20.563,3	$ 22.617,9
Other:		
Income tax and Complementary taxes	$ 21.147,9	$ 50.757,2
Industry and Commerce tax	3.396,6	3.997,6
Stamp taxes	95,3	149,2
Other taxes	7.581,9	317,5
Leasing	1.239,7	925,3
Sales tax to be paid	11.167,8	10.763,5
Contribution on transactions	0,4	3,0
Promissory purchasers	217,8	548,5
Suppliers	50.115,3	52.051,6
Retentions and labour contributions	9.539,3	8.686,2
Insurance premiums	510,4	524,5
Sundry:		
Payroll	1.074,0	804,6
Cheques drawn and not collected	249,7	243,2
Other accounts payable Epiandes Grupo Dragados	100.000,0	15.724,5
Other accounts payable in Hoteles Estelar	-	10.501,1
Other accounts payable in Concecol	-	16.439,6
Other	34.370,5	21.378,9
	$ 240.706,6	$ 193.816,0

18. CIRCULATING INVESTMENT SECURITIES

	June 30, 2010	December 31, 2009
Concesionaria Vial de los Andes S.A.	$ 47.700,0	$ 47.698,0
Industrias Lehner S.A.	1.119,6	1.119,6
Leasing Corficolombiana S.A.	132.913,0	67.352,0
Proyectos de Infraestructura S.A.	32.000,0	92.000,0
	$ 273.732,6	$ 208.169,6

Concesionaria Vial de los Andes S.A., On October 2006 and in June 2004 in order to pay capital and interest of the bonds optionally convertible in stock issued in 2003 and 2001, Concesionaria Vial de los Andes S.A. issued again bonds optionally convertible in stock, for $10.383 and $12.000 respectively. Bonds of the June 2004 issuing were cancelled and paid at maturity to the holders on June 28 and 29, 2007 respectively. The main characteristics of the bonds at present circulating are as follows:

	October 2006 Issue
Circulating amount:	$ 4.153
Term:	3 years
Interest rate:	DTF + 7 points
Interest payment mode	Year due
Circulation law:	Nominative, optionally convertible in stock.

Issuing and placement of bonds optionally convertible in stock of 2006 was authorised by the Superintendence of Ports and Transportation by means of resolution 6128 of October 20, 2006.

For the conversion of bonds into stock, with an anticipation of four months to the maturity date of the bonds, COVIANDES shall execute the authorised increase in its capital in order to make this conversion with no obstacles. Bonds shall be convertible into stock under the following conditions:

- In the term indicated in numeral 5 of paragraph B of Chapter IV of the bonds issuing and placement prospect, bond holders shall notify in writing to the company the option chosen, this is: 1) to demand at the bonds maturity date, company shares for the capital and the interest, and shall therefore request capitalisation; 2) that it receives payment in cash as of the date of bonds maturity, both capital and interest pending to be paid in such date.

- In case they decide to require stock, once the convertible bonds term is due, bond holders shall subscribe the number of shares corresponding to them, and COVIANDES shall issue the corresponding final titles of the corresponding shares within the following thirty (30) days to bonds maturity date. These shares shall be subscribed for the intrinsic value stock has as of the subscription date and in no case for a value less than their nominal value.

In conformity with the approval for the issuing and placement of ordinary bonds with charge to the administration and guaranty trust No. 3-034, in the Stockholders General Assembly as it appears in Minute No. 29 of February 2009, on July 5th, 2007, the Trust F.A. No. 3-034 of Fiduciaria de Occidente S.A. placed ordinary bonds for the sum of $47.700 with the following specifications:

Series A5:	
Amount -	$18.550
Term	5 years
Maturity	July 2012
Interest Rate	IPC+5,50% E.A.

Series A7:

Amount	$29.150
Term -	7years
Maturity	July 2014
Interest Rate	IPC+5,70% E.A.

(IPC Consumer Price Index)

The subordinated company Industrias Lehner S. A., in June 9, 2000 the Superintendence of Companies approved an issuing of ordinary bonds optionally convertible into stock, with the following characteristics:

Amount authorised of the issuing	$ 13.463,8
Bonds issued	12.303,1
Bonds pending to be placed	1.160,8
Amortisation and term	10 years in quarterly instalments from July 2010
Interest rate	Zero
Term to convert into stock	Before June 19, 2002
Conversion	$1.175,05 pesos per share

In June 19, 2002, 9.517.503 was converted into shares.

Following is a detail of bonds not converted into stock, subscribed by financial creditors:

Holder Entity

Fondo de Garantías de Instituciones Financieras – FOGAFIN	$1.119,6

The subordinated company Proyectos de Infraestructura S. A., By means of Resolution No. 0277 of April 7, 2000, modified with Resolution No.427 of July 2001, the Superintendence of Securities (at present Superintendence of Finance) authorised the second issuing of 20.000 bonds (PISA Bonds 1999) to the order, as follows:

Class	Ordinary Bonds
Authorised amount:	$20.000
Circulating amount:	$12.000
Issue Date:	October 08, 2001
Nominal value in Pesos	$1.000.000 each
Series:	B
Redemption time:	10 y 7 years
Yield:	IPC+8,5% e IPC+8,3%

Following is a detail of the maturity of bonds placed in the second issue:

Series		Amount Placed	Term	Mode	Maturity
B	$	8.000	10 years	T.V.	August 8, 2011
B		3.780	10 years	A.V.	August 8, 2011
B		220	10 years	S.V.	August 8, 2011
Total	$	12.000			

By means of Resolution No. 0637 of May 18, 2009, the Superintendence of Finance of Colombia authorised the issuing of 120.000 bonds to the order of which 80.000 bonds to the order were subscribed, as follows:

Class	Ordinary Bond to the order
Amount authorised:	$ 120.000,0
Circulating amount	$ 80.000,0
Issue date:	May 20, 2009
Nominal value in pesos	$1.000.000 c/u
Series:	A10 and A7
Redemption time:	10 y 7 years
Yield:	IPC+6,9% and IPC+6,59%

Series		Amount placed	Term	Mode	Maturity
A7	$	22.600,0	7 years	T.V.	May 20, 2016
A10		7.400,0	10 years	T.V.	May 20, 2019
Total	$	80.000,0			

The subordinated company Leasing Corficolombiana S. A., as of December 31 and June 30, 2009 owned investment securities in circulation for $132.913,0 and $67.352,0 respectively.

		As of June 30, 2010	Maturity months		As of December 31,2009	Maturity months
2003 issuing	$	324,0	9	$	3.718,0	34
2005 issuing		46.257,0	47		63.634,0	42
2009 issuing		86.332,0	33		-	
	$	132.913,0		$	67.352,0	
Effective Rate		6,76% E. A.			7, 85% E.A.	

List of authorised, issued, amortised amounts and effective rates as of June 30, 2010.

		Authorised		Issued		Amortised	Effective Rate
2003 issuing	$	100.000,0	$	100.000,0	$	99.676,0	6,97%

2005 issuing	300.000,0	264.400,0	199.916,0	6,53%
2009 issuing	500.000,0	100.000,0	-	6,39%
Total	$ 900.000,0	$ 464.400,0	$ 299.592,0	

The 2003 issuing: Began its placement on November 25th, 2003 and its total redemption shall be on May 2011.

The 2005 issuing: Began its placement on June 21, 2005. The Superintendence of Finance of Colombia authorised a time extension of one more year for placement therefore placement of this issuing was valid until June 20, 2009 and was made by direct placement and/or through stock agents and Corficolombiana home office. Total redemption of these securities shall be on May 2014.

The 2009 issuing was approved by the Superintendence of Finance for an amount of $500.000MM with charge to a global quota/limit. Placement time shall be of 5 years. This issuing was rated AAA (triple A Colombia) by Fitch Rating Colombia S.A .

2003 and 2005 issues have no independent rating, they are supported with the company present rating of AAA (triple A Colombia), a rating granted by Fitch Ratings Colombia S.A.

In the placement prospect of all issuing no granting of premiums or discounts was made. The Company has not granted additional guaranties for capital payment and such payments shall be made in cash at the maturity of each title/security to who owns the capacity as holder of the title/security.

19. OTHER LIABILITIES

	June 30, 2010	December 31, de 2010
Consolidated labour obligations:		
Consolidated severance pays	$ 3.002,2	$ 5.371,9
Interest on severance pay	195,6	487,3
Consolidated vacations	5.775,0	5.205,0
Other social benefits	8.834,2	8.664,2
	$ 17.807,0	$ 19.728,4

Early income and deferred payments

Account	June 30 2010	Movement	December 31,2009
Interest	$ 17,9	$ 16,1	$ 7,0
Commissions	1.605,4	842,2	958,6
Le4asings/rentals	42,6	3,8	42,8
Other early revenues (1)	305.577,6	263.134,0	40.469,0

Account	June 30 2010	Movement	December 31,2009
Profit for Sale of Assets	31.657,7	31.615,1	42.210,2
Interest originated in Rest. processes	260,1	53,4	306,0
Other Deferred Payments	592,6	497,7	206,7
	$ 339.753,9	$ 296.162,3	$ 84.200,3

(1) Corresponds to money collected by INCO for executing works in sections 4 and 5 of the sector Bogota - Puente Real – Villavicencio and collection made by Wackenhut at the Uribe toll.

Other

	June 30 2010	December 30 2009
Credits for deferred monetary correction	$ 16.117,0	$ 16.918,3
Deferred income tax	37.276,5	37.276,5
Consortiums and temporary mergers	16,8	10,1
Sundry	18.507,6	23.300,2
	$ 71.917,9	$ 77.505,1

20. ESTIMATED LIABILITIES AND PROVISIONS

Labour obligations:		
Severance pay	$ 196,3	$ -
Interest on severance pay	22,0	-
Vacations	62,2	-
Extra legal premium Prima extralegal	34,2	-
Bonusses	1.316,1	1.359,6
Other benefits	3.587,8	1.058,9
	5.218,6	2.418,5
Taxes:		
Income and complementaries	32.767,7	11.944,4
Industry and Commerce	2.180,0	2.652,5
Other	608,9	459,1
	35.556,6	15.056,0

	June 30 2010	December 30 2009
Other:		
Superfinanciera penalties and sanctions	117,3	117,3
Penalties and sanctions litigations, indemnifications	243,2	1.056,2

FILE No. 823437

Other	5.249,1	3.256,8
	$ 5.609,6	$ 4.430,3

21. DEFECT OF THE INVESTMENT COST ON VALUE ON BOOKS

Investment cost defect values on value on books determined for the consolidation of the financial statements of the Home Office and the Subordinate companies are as follows:

	June 30, 2010			
		Amortisations		
	Initial balance	Former periods	Of the semester	Balance to be paid
Pizano S.A.	$ 26.833,0	$17.108,9	$ 2.137,7	$ 7.586,4

	December 31, 2009			
		Amortisations		
	Initial balance	Former periods	Of the semester	Balance to be amortised
Pizano S.A.	$ 26.833,0	$14.962,0	$ 2.146,9	$ 9.724,1

22. CORPORATE CAPITAL

As of June 30, 2010 and December 31, 2009 the authorised capital was of $1.872,4 and $1.815,0 represented in 187.240.000 and 181.500.000 shares respectively with nominal value of $10 pesos each.

The number of shares in circulation was:

No. Of preferential shares	$ 11.133.724	$ 10.772.923
No. Of ordinary shares	165.922.979	160.543.030
Total subscribed and paid shares	$ 177.056.703	$ 171.315.953

The minimum preferential dividend each share bears is equal to 2% per annum of the subscription price in Colombian Pesos; this dividend is adjusted yearly in an amount equivalent to 100% of the variation of the consumer price index (IPC) annually certified by the competent Colombian authority for each calendar year.

23. RESERVES

Legal – According with legal provisions in force in Colombia, a legal reserve must be constituted, assigning ten per cent (10%) of liquid profits of each accounting period until reaching a minimum of fifty per cent (50%) of the subscribed capital. The reserve may be reduced to less than fifty per cent (50%) of the subscribed capital when its purpose is to wipe-off accumulated losses that exceed the total amount of profits obtained in the corresponding

accounting period and of those profits not distributed of former periods when the freed value is used to capitalise the entity through the distribution of dividends in stock.

The reserve may not be used to pay dividends or to cover expenses or losses during the time on which the Corporation has undistributed profits.

The premium for stock placement that corresponds to the difference between the value paid per share and its nominal value is also recorded as legal reserve.

As of June 30, 2010 and December 31st, 2009 the legal reserve was $88.939,0 and $91.782,7 respectively.

Statutory and Occasional

	June 30 2010	December 31 2009
At the disposition of the Board of Directors	$ 6.342,5	$ 5.066,8
For protection of Credit Portfolio	-	1.228,5
Reserve valuation of negotiable investments (*)	732.250,2	421.932,4
For re-acquisition of stock	16.980,1	16.980,1
Re-acquired own stock (-)	(16.478,6)	(16.488,6)
Statutory reserves	2.699,2	4.127,9
Other reserves to the disposition of the Assembly for future distribution	112.087,0	152.165,8
	$ 853.880,4	$ 585.012,9

(*) According with legal provisions, a reserve must be made for profit obtained for the application of especial investment valuation systems at market prices and when the entry has not been fiscally made.

24. PROFITS NON REALISED IN INVESTMENTS AVAILABLE FOR SALE

Participative securities:		
Mineros S.A.	$ 59.395,1	$ 51.719,4
Bolsa de Valores de Colombia	10.730,9	6.774,3
	70.126,0	58.493,7

	June 30 2010	December 31 2009
Debt securities	46.867,7	42.644,5
Mixed securities in Tenure Processes	1,3	27,2
	$ 116.995,0	$ 101.165,4

(a) In the second half of 2009, the Corporation made an entry for non realised profits of Promigas for a change in marketability for the sum of $260.834,8. In August 2009 the investment the Corporation owns in Promigas E.S.P. was reclassified from Available for Sale "medium marketability" to "low marketability" due to the change in marketability informed by the Superintendence of Finance in its Circular Letter 061 of August 11, 2009. This reclassification gave origin to an income net effect in the status of results for the sum of $260.834,8. The aforementioned was done in compliance with the provisions of numeral 6.2 of Chapter I of External Circular Letter 100 of the Superintendence of Finance. The reclassification was informed to the Superintendence of Finance.

In September 3, 2009 the Corporation made the decision to reclassify Tableros y Maderas de Caldas S.A. from an Investment Available for Sale to a Negotiable Investment. This reclassification generated a recording of a revenue for $12.106,4 that was accounted in the status of results under the realised profits item. This reclassification was informed to the Superintendence of Finance and acknowledgement of the aforementioned revenue was made based on literal a) of numeral 4.2 of Chapter I of External Circular Letter 100 of 1995.

25. CONTINGENT ACCOUNTS

Creditor				
Bank collateral	$	120.770,0	$	138.620,6
Values received in repo operations and simultaneous operations		163.746,6		52.482,1
Obligations in options		1.981,5		208,5
Litigations (*)		148.281,0		80.377,8
Other		70.205,7		71.168,2
	$	504.984,8	$	342.857,2

(*) Corresponds to passive contingencies derived from judicial processes against, with adverse decision that occurs remotely according with the opinion of the Home Office legal area as of June 30, 2010 and December 31, 2009 for the sum of $45.758,7. In Leasing Corficolombiana litigations for $34.619,1 and $30.817 respectively have been recorded as of December 31st and June 30, 2009; occurrence probability is remote. Lawyers work is directed to demonstrate that Leasing Corficolombiana is not responsible for the claims on which it has been involved, provided that in the Leasing contracts there are clauses that exonerate the company from such responsibilities.

		June 30 2010		December 31 2009
Debtor:				
Securities delivered in repo and simultaneous operations	$	1.158.214,6	$	1.315.602,1
Securities delivered in Collateral		59.832,2		-
Credit portfolio interest		119,4		106,4
Financial leasing interest		6.049,6		5.080,1

Rights in options	-	180,0
Rates to be received	511.535,5	523.587,1
Purchase options to be received	30.536,8	28.773,0
Ordinary liquid presumptive income excess	180.746,2	154.713,2
Other contingencies	96.433,8	48.844,8
	$ 2.043.468,1	$ 2.076.886,7

26. DEBTOR MEMORANDUM ACCOUNTS

Goods and securities given in custody	$ 159.203,6	$ 2.687,7
Goods and securities given in collateral	360.832,4	302.084,0
Valorisation of goods received as dation in payment	24.544,9	23.923,6
Remittances and other effects sent for collection	43.587,2	46.573,6
Negotiated unpaid cheques	4.673,9	4.991,3
Punished assets	212.349,3	217.074,8
Unplaced investment securities	464.195,0	50.527,0
Amortised investment securities, bonds	299.592,0	279.121,0
Adjustment for inflation, assets	158.756,8	155.122,3
Distribution of subscribed and paid capital	1.770,6	1.713,2
Accounts receivable dividend decreed in participative securities	7.774,9	-
Dividends in kind, revalorisation of the equity	211,7	-
Totally depreciated properties and equipment	20.520,6	20.250,7
Fiscal value of assets	6.572.934,0	4.101.489,1
Negotiable investments in debt securities	839.152,5	969.511,3
Investments to be held until maturity	60.924,0	59.527,4
Investments available for sale	1.267.592,5	932.452,5
Active reciprocal operations	454.831,4	235.897,3
Other debtor memorandum accounts	960.210,2	963.351,0
	$ 11.913.657,5	$ 8.366.297,8

27. CREDITOR MEMORANDUM ACCOUNTS

	June 30 2010	December 31 2009
Goods and securities given in custody	$ 79.179,9	$ 88.264,2
Goods and securities received in collateral for future credits	162.509,0	136.922,8
Collateral pending to be paid	41.640,8	29.132,8
Goods and securities received in admissible guaranty	153.391,7	129.683,8
Goods and securities received in other collateral	11.865,8	6.296,6

Collections received	1.430,5	1.528,5
Adjustments to equity for inflation	453.026,0	454.766,1
Capitalisation for revalorisation of the equity	345.686,2	346.254,8
Yield negotiable investments fixed yield	103.464,9	133.022,6
Dividends decreed in neg. Investments in participative securities	28.471,2	98,2
Equity fiscal value	2.646.812,0	2.076.323,2
Leasing operations rating	445.663,3	453.636,0
Leasing contracts rating	2.059,0	1.236,9
Consumption loans qualification/rating	1.639,3	1.773,8
Consumption loans rating other collateral	11,1	11,1
Commercial portfolio rating, suitable guaranty	37.254,6	31.406,9
Commercial portfolio rating, other collateral	113.229,2	109.712,3
Reciprocal operations	236.061,8	75.619,7
Other creditor memorandum accounts	311.784,4	45.863,3
	$ 5.175.180,7	$ 4.121.553,6

28. OPERATIONS WITH RELATED PARTIES

The main stockholders holding ten percent (10%) or more of the capital stock or whenever holding less, operations exist that represent more than five percent (5%) of the technical equity are considered related parties. Also, members of the Board of Directors and companies where the Corporation holds investments in excess of fifty percent (50%) or where there are economic, administrative or financial interests are considered related parties. This note has information purposes because there are operations that are eliminated in the consolidation process.

	June 30 2010	December 31, 2009
Available		
Banco de Bogotá S. A.	$ 131.766,7	$ 65.202,2
Banco de Occidente S. A.	11.312,2	26.753,2
Investments:		
Banco de Occidente S. A.	86.616,8	5.553,7
Accounts receivable		
Banco de Bogotá S.A.	-	2,2
Banco de Occidente S. A.	2.951,4	328,2
Valorisations:		
Banco de Occidente S. A.	194.658,8	4.137,6
Repurchase rights, negotiable investments		
Banco de Occidente S.A.	4.000,0	-
Accounts payable:		
Banco de Bogotá S. A.	22.164,9	20.622,9
Banco de Occidente S. A.	7.912,9	7.362,4

Operating revenues:		
Banco de Bogotá S. A.	1.351,6	506,6
Banco de Occidente S. A.	465,9	217,5
Income dividends		
Banco de Occidente S. A	2.817,6	196,3
Interest expenses		
Banco de Occidente S. A.	0,9	0,4
Commissions expenses		
Banco de Bogotá S. A.	62,3	20,7
Banco de Occidente S. A.	162,7	164,4
Leasing/rental expenses		
Banco de Occidente S.A.	652,6	-
Debtor memorandum accounts:		
Banco de Bogotá S. A.	153.887,3	65.867,6
Banco de Occidente S. A.	34.782,9	37.461,6
Creditor memorandum accounts:		
Banco de Bogotá S. A.	44.701,9	21.129,6
Banco de Occidente S. A.	20.996,5	12.023,7

Reciprocal operations celebrated with stockholders were recorded at market prices.

a. Operations with financial sector related companies

Negotiable investments debt securities:				
Leasing Corficolombiana S. A	$	3.300,0	$	1.958,0
Leasing de Occidente S.A.		-		1.475,0
Banco Corficolombiana Panamá S.A.		-		6.809,8
Investments available for sale in Participative securities				
Banco Av Villas		218,7		218,7
Banco Corficolombiana Panamá S.A.		12.934,3		12.304,2
				12.815,2
Casa de Bolsa Sociedad Comisionista de Bolsa S.A.		12.815,2		
		June 30 2010		**December 31 2009**
Leasing Corficolombiana S. A		60.515,0		59.286,5
Leasing de Occidente S.A.		-		81.063,2
Fiduciaria Corficolombiana S.A.		31.321,8		31.321,8
Fiduciaria de Occidente S.A.		1.762,9		1.762,9
Rights in repurchase negotiable investments:				
Leasing Corficolombiana S. A		-		1.042,0
Leasing de Occidente S.A.		-		5.025,0

FILE No. 823437

Rights in fw sale operations:		
Seguros Alfa S.A.	459,1	-
Seguros de Vida Alfa S.A.	1.450,9	-
Fw sale obligations:		
Seguros Alfa S.A.	459,1	-
Seguros de Vida Alfa S.A.	1.450,9	-
Accounts receivable interest:		
Leasing de Occidente S.A.	-	93,9
Accounts receivable commissions:		
Casa de Bolsa Sociedad Comisionista de Bolsa S.A.	-	99,4
Fiduciaria Corficolombiana S.A.	-	28,2
Leasing Corficolombiana S.A.	-	183,8
Accounts receivable dividends:		
Fiduciaria de Occidente S.A.	362,9	154,8
Leasing Corficolombiana S.A.	1.843,9	-
Accounts receivable leasings/rentals:		
Fiduciaria Corficolombiana S.A.	-	66,6
Leasing Corficolombiana S.A.	-	7,8
Accounts receivable sundry:		
Banco Corficolombiana Panamá S.A.	-	19,9
Casa de Bolsa Sociedad Comisionista de Bolsa S.A.	-	5,3
Fiduciaria Corficolombiana S.A.	0,9	34,5
Early expenses		
Seguros Alfa S.A.	7,3	-

	June 30, 2010	**December 31, 2009**
Deferred charges:		
A.T.H. A Toda Hora S.A.	68,8	69,5
Valorisations:		
Banco Av Villas	2,7	12,9
Banco Corficolombiana Panamá S.A.	802,4	2.209,9
Casa de Bolsa Sociedad Comisionista de Bolsa S.A.	137,7	94,6

Leasing Corficolombiana S. A	5.244,5	6.721,3
Leasing de Occidente S.A.	-	25.156,3
Fiduciaria Corficolombiana S.A.	13.842,2	14.210,8
Fiduciaria de Occidente S.A.	1.523,2	1.730,0
Devalorisations:		
Banco Av Villas	1,4	-
Savings deposits:		
Fiduciaria Corficolombiana S.A.	351,8	70,5
Casa de Bolsa Sociedad Comisionista de Bolsa	4,2	6,1
Leasing Corficolombiana S. A	387,5	549,6
Leasing de Occidente S.A.	-	650,4
Interbank funds:		
Banco Corficolombiana Panamá S.A.	-	3.679,6
Transference Undertakings in Closed Repo Operations		
Leasing Corficolombiana S. A	8.250,0	15.491,5
Accounts payable dividends:		
Banco Popular	3.259,0	3.032,3
Suppliers:		
Fidubogota S.A.	1,8	1,7
Leasing de Occidente S.A.	-	35,9
Casa de Bolsa Sociedad Comisionista de Bolsa	-	94,0
Surplus for valorisations:		
Banco Av Villas	2,7	12,9
Banco Corficolombiana Panamá S.A.	802,4	2.209,8
Casa de Bolsa Sociedad Comisionista de Bolsa	137,7	94,6

	June 30, 2010	**December 31, 2009**
Leasing Corficolombiana S. A	5.244,5	6.721,2
Leasing de Occidente S.A.	-	25.156,2
Fiduciaria Corficolombiana S.A.	13.842,2	14.210,8
Fiduciaria de Occidente S.A.	1.523,2	1.730,0
Surplus for devalorisations		
Banco Av Villas	1,4	-

	June 30, 2010	December 31, 2009
Revenues profit in investment valuation:		
Leasing Corficolombiana S. A	122,9	121,4
Leasing de Occidente S.A.	-	272,1
Fiduciaria Corficolombiana S.A.	5,6	-
Banco Corficolombiana Panamá S.A.	2,7	64,1
Revenues commissions and/or fees:		
Casa de Bolsa Sociedad Comisionista de Bolsa	529,0	326,4
Leasing Corficolombiana S. A	902,8	944,4
Fiduciaria Corficolombiana S.A.	331,6	384,6
Revenues profit in valuation of derivatives:		
Almaviva	17,1	-
Casa de Bolsa Sociedad Comisionista de Bolsa	233,3	580,3
Fiduciaria Corficolombiana S.A.	6,5	129,4
Revenues dividends:		
Banco Corficolombiana	1.411,0	-
Leasing Corficolombiana S. A	6.760,3	5.246,0
Fiduciaria Corficolombiana S.A.	5.861,0	7.866,6
Banco Av Villas	8,8	2,7
Leasing de Occidente S.A.	-	9.921,1
Fiduciaria de Occidente S.A.	725,9	464,4
Revenues leasings/rentals:		
Banco Corficolombiana Panamá S.A.	7,2	7,2
Leasing Corficolombiana S. A	120,9	118,9
Fiduciaria Corficolombiana S.A.	122,0	127,5
Revenue - Recoveries:		
Banco Corficolombiana Panamá S.A.	13,7	17,2
Fiduciaria Corficolombiana S.A.	45,2	49,1

	June 30, 2010	**December 31, 2009**
Leasing Corficolombiana S.A.	13,4	26,2
Other- Interest		
Leasing Corficolombiana S.A.	2,3	-
Expenses interest:		
Leasing Corficolombiana S. A	23,4	195,1

Leasing de Occidente S.A.	-	945,8
Fiduciaria Corficolombiana S.A.	29,9	12,1
Banco Corficolombiana Panamá S.A.	-	4,5
Other interest – Bonus		
Leasing Corficolombiana S. A	207,4	-
Banco Corficolombiana Panamá S.A.	2,8	-
Expenses commissions:		
Casa de Bolsa Sociedad Comisionista de Bolsa	1.184,9	88,0
Fidubogota S.A.	9,3	9,9
Fiduciaria Corficolombiana S.A.	2,2	2,2
Personnel expenses:		
Seguros de Vida Alfa S.A	31,7	30,7
A.T.H. A Toda Hora S.A.	0,5	26,7
Loss in valuation of derivatives:		
Casa de Bolsa Sociedad Comisionista de Bolsa	208,6	552,6
Fiduciaria Corficolombiana S.A.	15,7	714,9
Expenses fees:		
Casa de Bolsa Sociedad Comisionista de Bolsa	-	141,0
Expenses leasings/rentals:		
Leasing Corficolombiana S. A	53,6	105,9
Leasing de Occidente S.A.	-	655,9
Expenses insurances:		
Seguros Alfa S.A.	-	26,9
Expenses, maintenance and repairs:		
A.T.H. A Toda Hora S.A.	19,8	-

	June 30, 2010	**December 31, 2009**
Expenses for amortisations:		
A.T.H. A Toda Hora S.A.	14,8	-
Expenses, sundry		
A.T.H. A Toda Hora S.A.	6,6	-
Leasing Corficolombiana S.A.	27,1	-

Debtor memorandum accounts:		
Banco Corficolombiana Panamá	9.396,6	9.050,3
Banco AvVillas	271,1	246,7
Casa de Bolsa Sociedad Comisionista de Bolsa	13.703,2	14.481,0
Fiduciaria Corficolombiana S.A.	56.057,2	60.293,5
Fiduciaria Bogotá S.A.	4,6	9,9
Fiduciaria de Occidente S.A.	4.708,1	4.812,2
A.T.H. A Toda Hora S.A.	27,4	96,2
Leasing Corficolombiana S. A.	93.420,4	81.883,3
Leasing de Occidente S.A.	-	248.478,3
Seguros Alfa S.A.	-	26,9
Seguros de Vida alfa S.A.	15,8	30,7
Valores de Occidente S.A.	44,6	-
Banco Popular S.A.	97,6	94,4
Creditor memorandum accounts:		
Fiduciaria Corficolombiana S. A.	16.967,8	22.838,8
Fiduciaria Bogotá S.A.	1,8	1,7
Fiduciaria de Occidente S.A.	2.053,4	2.194,4
Casa de Bolsa Sociedad Comisionista de Bolsa	291.366,9	1.101,5
Leasing Corficolombiana S. A.	24.646,4	29,220,8
Leasing de Occidente S.A.	-	36.387,1
Almaviva	38,1	-
Banco Corficolombiana Panamá	1.492,5	5.978,1
Banco Popular S.A.	6.518,0	3.032,3
Banco AvVillas	30,4	15,7
Seguros de Vida Alfa	5,5	-
A Toda Hora	10,5	-

Reciprocal operations celebrated with financial sector related parties were recorded at market prices.

b. Operations with related companies of the real sector

	June 30, 2010	**December 31, 2009**
Investments available for sale debt securities:		
Promotora y Comercializadora Turística Santamar S.A.	550,7	-
Investments available for sale, participative securities:		
Colombiana de Licitaciones y Concesiones	22.235,0	22.235,0

Ltda.		
Concesionaria Vial de los Andes	92,8	92,8
Estudios Proyectos e Inversiones de los Andes S.A.	40.980,3	40.980,3
Estudios y Proyectos del Sol S.A.	15.496,8	9.014,2
Gas Comprimido del Perú	7.439,6	7.949,4
Hoteles Estelar S.A	55.033,0	51.883,5
Industrias Lehner S.A.	12.652,9	12.652,9
Mavalle S.A.	257,2	257,2
Organización Pajonales S.A.	37.880,2	36.853,2
Pizano S.A. En Restructuración	30.951,8	30.951,8
Promotora y Comercializadora Turística Santamar S.A.	9.500,2	9.500,2
Proyectos de Infraestructura S.A.	68.375,8	68.375,8
Unipalma S.A.	17.277,9	17.277,9
Valora S.A.	29.576,9	29.576,9
Valle Bursátiles	31,1	31,1
Tejidos Sintéticos de Colombia S.A.	16.097,0	15.688,9
Investments provision:		
Industrias Lehner S.A.	(5.061,1)	(2.530,6)
Accounts receivable commissions:		
Commissions	294,0	-
Gas Comprimido del Perú	263,2	281,3
Accounts receivable dividends:		
Estudios Proyectos e Inversiones de los Andes S.A.	-	5.945,3
Hoteles Estelar S.A.	632,7	469,2
Organización Pajonales S.A.	475,0	-
Unipalma S.A.	468,0	-
Accounts receivable leasings/rent:		
Hoteles Estelar S.A.	4,0	3,9

	June 30, 2010	**December 31, 2009**
Accounts receivable, fees:		
Hoteles Estelar S.A.	-	14,1
Industrias Lehner S.A.	14,2	14,1
Proyectos de Infraestructura S.A	-	11,3
Unipalma	-	11,3

FILE No. 823437

	June 30, 2010	December 31, 2009
Accounts receivable, sundry:		
Gas Comprimido del Perú	155,3	155,3
Organización Pajonales S.A.	8,1	-
Valora S.A.	-	0,4
Valorisations:		
Colombiana de Licitaciones y Concesiones Ltda.	8.556,9	10.745,0
Concesionaria Vial de los Andes	212,3	177,8
Estudios Proyectos e Inversiones de los Andes S.A.	42.774,0	38.326,5
Hoteles Estelar S.A	92.228,8	91.978,1
Mavalle S.A.	137,3	121,3
Organización Pajonales S.A.	71.972,5	73.847,4
Pizano S.A. En Restructuración	34.517,6	28.920,6
Promotora y Comercializadora Turística Santamar S.A.	2.320,1	1.696,0
Proyectos de Infraestructura S.A.	42.471,2	42.215,4
Unipalma S.A.	32.312,6	31.549,3
Valora S.A.	1.576,3	5,693,2
Tejidos Sintéticos de Colombia S.A.	5.122,1	5.707,2
Valle Bursátiles S.A.	8,9	8,9
Term deposit certificates:		
Estudios Proyectos e Inversiones de los Andes S.A.	57,3	221,6
Promotora y Comercializadora Turística Santamar S.A.	-	237,0
Savings deposits:		
Colombiana de Licitaciones y Concesiones Ltda	14,7	232,5
Estudios Proyectos e Inversiones de los Andes S.A.	140,5	317,8
Estudios y Proyectos del Sol S.A.	4,5	5,7
Valora S.A.	2,3	2,3

	June 30, 2010	**December 31, 2009**
Speculation Forward Contracts:		
Unipalma S.A.	27,5	-
Accounts payable, interest		
Estudios Proyectos e Inversiones de los Andes S.A.	-	1,4

Promotora y Comercializadora Turística Santamar S.A.	-	0,4
Suppliers:		
Hoteles Estelar S.A	-	34,0
Early income:		
Gas Comprimido del Perú	38,3	114,8
Revenues profit in sale of investments for increase in present value		
Promotora y Comercializadora Turística Santamar S.A.	0,3	-
Revenues profit in sale of investments for drop in present value		
Promotora y Comercializadora Turística Santamar S.A.	(5,9)	-
Revenues profit in valuation of investments:		
Promotora y Comercializadora Turística Santamar S.A.	-	51,2
Revenues commissions and/or fees:		
Colombiana de Licitaciones y Concesiones Ltda.	659,7	147,4
Estudios Proyectos e Inversiones de los Andes S. A.	23,1	22,4
Concesionaria Vial de los Andes S.A.	500,0	-
Gas Comprimido del Perú	57,4	-
Hoteles Estelar S.A	-	13,5
Industrias Lehner S.A.	-	13,5
Organización Pajonales S.A.	-	13,5
Proyectos de Infraestructura S.A.	-	10,8
Unipalma S.A.	-	10,8
Tejidos Sintéticos de Colombia S.A.	-	8,6

	June 30, 2010	**December 31, 2009**
Revenues profit in valuation of derivatives:		
Unipalma S.A.	4,7	-
Revenues, dividends:		
Colombiana de Licitaciones y Concesiones Ltda	2.188,9	2.644,6

Estudios Proyectos e Inversiones de los Andes S.A.	17.577,5	21.731,1
Hoteles Estelar S.A	5.068,2	4.855,9
Organización Pajonales S.A.	1.502,0	-
Proyectos de Infraestructura S.A.	24.080,0	21.070,0
Unipalma S.A.	1.404,0	1.483,4
Valora S.A.	524,0	326,2
Concesionaria Vial de los Andes	76,0	93,7
Revenues leasings/rent:		
Estudios Proyectos e Inversiones de los Andes S.A.	27,1	26,5
Hoteles Estelar S.A	22,3	22,2
Non operating revenues, recoveries		
Estudios y Proyectos del Sol S.A.	1,5	-
Valora S.A.	2,1	2,6
Revenues – Sundry		
Colombiana de Licitaciones y Concesiones Ltda.	0,3	-
Gas Comprimido del Perú	19,1	-
Industrias Lehner	0,6	-
Organización Pajonales S.A.	62,4	-
Expenses, interests:		
Colombiana de Licitaciones y Concesiones Ltda.	2,0	15,1
Estudios Proyectos e Inversiones de los Andes S.A.	6,2	-
Promotora y Comercializadora Turística Santamar S.A.	2,2	6,5
Estudios y Proyectos del Sol S.A.	0,1	0,1
Personnel expenses:		
Hoteles Estelar S.A.	-	4,2

	June 30, 2010	December 31, 2009
Loss in valuation of derivatives:		
Unipalma S.A.	53,9	4,2
Expenses, sundry:		
Hoteles Estelar S.A	30,7	89,2
Mavalle S.A.	0,3	-

Organización Pajonales S.A.	-	817,7
Valora S.A.	-	113,7
Bank collaterals		
Gas Comprimido del Perú	5,0	-
Debtor Memorandum accounts:		
Colombiana de Licitaciones y Concesiones Ltda.	2.978,9	4.367,1
Estudios, Proyectos e Inversiones de los Andes S.A.	18.859,2	37.227,6
Hoteles Estelar S. A.	19.547,6	23.474,5
Organización Pajonales S.A.	7.698,8	8.696,8
Pizano S.A. en Restructuración	1.836,0	1.836,0
Plantaciones Unipalma de los Llanos S. A.	2.272,9	3.474,1
Promotora y Comercializadora Turística Santamar S. A.	80,8	80,8
Proyectos de Infraestructura S. A.	26.377,9	40.407,2
Tejidos Sintéticos de Colombia S. A.	1.840,2	1.432,9
Concesionaria Vial de los Andes S.A.	76,0	152,3
Valle Bursátiles	1,7	-
Valora S. A.	4.337,5	4.424,5
Creditor memorandum accounts:		
Promotora y Comercializadora Turística Santamar S. A.	5,0	22,7
Concesionaria Vial de los Andes S.A.	-	286,8

c. ***Operations celebrated with members of the Board of Directors and Legal Representatives***

	June 30, 2010	
	Board of Directors	**Legal Representatives**
Assets	-	21,8
Liabilities	278,4	0,4
Expenses	60,4	1.651,9

	December 31, 2009	
	Board of Directors	**Legal Representatives**
Assets	$ -	$ 31,2
Liabilities	279,5	257,3
Revenues	-	1,0
Expenses	59,2	9,7

d. Operations celebrated with Stockholders who own less than 10% of the Capital, with operations greater than 5% of the technical equity as of June 30, 2010 - $88.718,0

% Part.	Nit	Stockholder	Type	Oper.	Rights	Obligation
2.21%	800.224.827	Ing. Fondo de Pensiones	Forward	Purchase	$ 95.487,1	$ 95.309,4
11.74%	800.229.739	Fondo de Pensiones Obligatorias Protección	Forward	Purchase	339.509,5	345.070,2
0.03%	860.002.183	Seguros de Vida Colpatria	Forward	Purchase	89.533,6	93.389,3

e. Operations celebrated with Stockholders who own less than 10% of the Capital, who had operations greater than 5% of the technical equity as of December 31, 2009 - $72.394,6

% Part.	Nit	Stockholder	Type	Oper.	Rights	Obligation
0.38%	800.170.494	Fondo de Cesantías Protección	Forward	Sale	$ 74.989,3	$ 76.016,9
4.49%	800.224.827	Ing. Fondo de Pensiones	Forward	Purchase	81.698,3	80.444,2
5.64%	800.227.490	Fondo de Pensiones Obligarotias Colfondos	Forward	Purchase	85.308,0	88.935,3
11.74%	800.229.739	Fondo de Pensiones Obligatorias Protección	Forward	Purchase	318.440,0	306.708,5
6.47%	800.231.967	Fondo de pensiones Horizonte	Forward	Purchase	104.760,6	100.330,3

29. OPERATING REVENUES - OTHER

	June 30 2010	December 31, 2009
Reimbursement provision accounts receivable	$ 4.407,4	$ 3.328,4
Reimbursement provision loan portfolio	346,2	354,1
Reimbursement provision financial leasing operations	4.697,2	6.842,0
Reimbursement provision operative leasing operations	4,4	6,0
Reimbursement provision counter cyclic component	503,7	-
Financial component of financial leasing	25.503,9	29.380,8

	June 30, 2010	December 31, 2009
Consortiums or temporary mergers	1.841,7	2.945,3
Operative leasing rental rates	659,3	484,8
Profit in sale of assets in leasing	34,5	13,5
Penalties for defaults in contracts	793,3	1.052,2
Real Estate activities	-	3.459,4
Agriculture and cattle raising	6.787,9	14.349,0

Wholesale trading	5.310,5	8.893,6
Constructions	-	59.798,6
Hotels and restaurants	87.984,8	92.006,0
Manufacture industries	52.724,1	134.974,8
Tolls	168.365,7	74.458,2
Fishing	1.110,2	1.009,2
Sale of Palm oil	15.220,9	-
Sale of wood products	69.245,2	-
Miscellaneous	11.738,2	-
	$ 457.279,1	$ 433.355,9

30. OPERATING EXPENSES – OTHER

	June 30, 2010	December 31, 2009
Fees	$ 6.291,2	$ 7.138,1
Taxes	22.420,0	12.491,7
Leasings/rentals	5.155,0	5.272,3
Contributions and affiliations	2.040,7	1.790,1
Insurance	5.723,8	5.520,3
Maintenance and repairs	8.648,8	12.805,0
Office adapting and installation	943,3	1.292,9
Cleaning and vigilance services	2.424,8	2.434,8
Temporary services	1.617,1	3.554,0
Publicity and propaganda	2.655,1	5.385,7
Public relations	276,6	732,4
Public services (utilities)	8.204,4	8.439,3
Data electronic processing	110,1	152,1
Travel expenses	1.080,5	1.521,3
Transport	6.917,6	7.514,6
Office implements and stationary	735,9	875,8
Consortiums or temporary mergers	131,7	144,3
Donations	104,7	1.001,5
Loss in Sale of Assets in Leasing	7,4	1,5
Sale cost of realisable goods	134.888,6	137.124,6
Medical services and occupational health	21,2	0,6
Social welfare	25,0	82,3
Subscriptions and notices	206,4	216,3
Postal charges	52,0	356,3
Building administration	1.447,1	964,1
Casino, restaurant and cafeteria	222,5	477,3
Attention to personnel	8.056,8	48,7
Artificial fireworks and similar	-	6,5
Music	-	238,4

Fuels and lubricants	26,5	518,4
Costs of packing and trading	-	166,6
Containers and packing	-	174,0
Technical assistance	-	408,3
Legal expenses	92,8	1.281,8
Microfilming and binding	47,8	261,0
Carrier services	276,8	406,0
Swiff data connection and transforming services	399,9	424,3
Transmission communication channels	412,9	492,3
Proportional deductible VAT	363,6	541,6
Training and seminars	-	251,7
Sundry	11.715,4	12.269,4
	$ 233.744,0	$ 234.778,2

31. OTHER PROVISIONS

Available	$ -	$ 7,6
Realisable goods and goods received in payment	621,8	1.033,3
Other assets	18,7	359,8
Other	1.524,0	650,0
	$ 2.164,5	$ 2.050,7

32. NON OPERATING REVENUES

Profit in sale of goods received in payment	$ 1.041,2	$ 273,0
Profit in sale of property and equipment	2.042,0	5.806,1
Leasing/rentals	3.021,5	3.593,2
Recoveries :		
Penalised goods	769,8	92,8
Provision Reimbursements:		
Property and equipment	7,9	1,4
Goods received in payment	544,2	1.173,3
Investments	725,6	1.234,8
Other provisions	733,6	91,7
Other assets	0.1	29,3

	June 30, 2010	December 31, 2009
Other recoveries	5.375,8	4.887,2
Sundry:		
Revenues goods received in payment	83,6	102,8

Consortium Temporary mergers	2,4	4,4
Other	16.475,6	8.102,1
	$ 30.823,2	$ 25.392,1

33. LIST OF WEIGHTED ASSETS BY RISK LEVEL – TECHNICAL EQUITY

The technical equity of the Corporation may not be less than nine percent (9%) of assets in national and foreign currency weighted by risk level, in conformity with Decree 1720 of 2001. Individual compliance is verified monthly and half yearly in a consolidated way with its subordinate companies.

Risk asset rating in each category is made applying the percentages established by the Superintendence of Finance to each of the asset items, contingent accounts, business and trust mandates established in Plan Único de Cuentas (Mandatory Chart of Accounts).

As of June 30, 2010 and December 31, 2009 the solvency ratio achieved by the Corporation and its subordinate companies was of thirty four point forty nine percent (34,49%) and forty two point twenty eight per cent (42,28%) respectively.

34. CONTINGENCIES

With respect to the existence of three assumed Term Deposit Certificates (CDTs) of Corporación Financiera del Valle S.A. with numbers 159743, 159744 and 159745, and dated February 17, 1989 for an amount of $58.5 each, we inform:

1. That such securities do not appear as recorded in the Corporation accounting books, and

2. That with respect to the facts related to such securities, the Criminal Court of the Supreme Court of Justice did not pronounce on their existence and validity. It was thus recognised by the Penal Cassation Court in a protection/tutelage award on February 26, 2008, subsequently confirmed by the Civil Cassation Court of the Supreme Court of Justice in award of April 7 of the same year, when it stated the following: *"(...) the legal debate was not about the issue of Validity or exception of the securities over which the considered criminal activity fell on (...)"*

As of December 31st, 2009 in Proyectos de Infraestructura S.A., five (5) ordinary extra contractual civil responsibility processes exist, carried on before different judicial authorities against PISA, five (5) direct repair processes for events occurred during the construction and operation stages of the road, and three (3) popular actions.

In principle, in the aforementioned judicial processes it is not evident that amounts involved would affect the economic capacity of the company.

On the other hand, with respect to the sixteen (16) nullity and right restoration processes initiated by PISA at the Administrative Contentious Court of El Valle Department against the resolutions issued by the Municipalities of San Pedro (4), Tulua (7) and Bugalagrande (5),

whereby the settlement of the industry and commerce tax appraisal was made, and also its complementary of notices and boards for different years, it is important to note that as of this date we have twelve (12) final awards, favourable for PISA's interest that correspond to the processes against the Municipality of Tulua for taxable years 1995, 1996, 1998, 2000 and 2001, four (4) passed in processes against the Municipality of San Pedro for taxable years 1998, 1999, 2001 and 2002, and one (1) corresponding to processes against the Municipality of Bugalagrande, taxable year 2002, passed by the Council of State (Consejo de Estado); also two (2) corresponding to the processes against the Municipality of Bugalagrande, taxable years 1998 and 2001 passed by Tribunal Contencioso Administrativo del Valle del Cauca, final awards because that Municipality did not present remedy against them.

We are also awaiting for the decision of Consejo de Estado with respect to the appeal remedies presented by the Municipalities of Tulua (1) and Bugalagrande (1) against the first instance awards on which the nullity of the actions disputed was declared.

Also before Tribunal Contencioso Administrativo del Valle two (2) nullity and restoration of the right against administrative actions awarded by the Municipality of San Pedro processes have been brought, in the development of two (2) administrative tax coactive collection processes initiated as a consequence of the resolutions issued by such Municipality, that have already been annulled by virtue of the aforementioned processes already awarded in the second instance/appeal.

It is important to remember that there have been many awards that in different judicial actions have repeated that PISA has no obligation to pay the Industry and Commerce Tax.

The criminal process initiated at the Fiscalía General de la Nación (Nation Prosecution Service) for alleged irregularities committed by officials and former officials of the Municipality of San Pedro during administrative actions for the liquidation and collection from PISA of the industry and commerce taxes and its complementary of notices and boards, that during the judgement stage was at the Penal Court One of Tulua (Juzgado Primero Penal del Circuito de Tuluá), is at present at the Penal Court of Tribunal Superior de Buga, awaiting for the Appeal Remedy presented by the attorney of PISA against the acquitting award passed.

It is important to note that the company shall continue to present the corresponding arguments for each particular case and hopes to carry the processes to the corresponding appeals.

It is considered that a very remote possibility exists that an unfavourable award is passed against the Company in any of the different processes.

As of December 31, 2009 the subordinated company Concesiones CCFC S.A. presents the following processes:

- A direct repair action presented against the Nation - INVIAS- INCO before the Tribunal Administrativo de Cundinamarca Sección Tercera, with a cause for action amount the sum of $392.6 million. Concesiones CCFC S.A. was involved in the process as called in guaranty. The process is at present in the evidential stage.

- A popular action initiated for the construction of sidewalks in the Facatativa road that is awaiting for the second appeal to be given by Consejo de Estado, in its Third Section. This process is for an indeterminate amount. The first instance award was favourable to the interest of Concesiones CCFC S.A.

- A popular action has been filed for the first instance at Juzgado Único Administrativo del Circuito de Facatativa, for an undetermined amount and for the protection of public space and the environment in carrera 1° in the Municipality of Facatativá. The process is in the evidential phase.

- A complaint before Fiscalía General de Nación (Nation Prosecution Service) for an undetermined amount, for the supposed responsibility of the Company in the alleged negligent personal injuries caused in a car accident occurred on April 3, 2008 to Jose Luis García Mendoza, a Road Police Patrolman that worked for the Concession. The shelving of the case was requested because the plaintiff did not attend the hearing.

- An administrative environmental proceeding with sanctionable character that has been initiated by Corporación Autónoma Regional de Cundinamarca- CAR, for an undetermined amount for the presumed infringement of the provisions of articles 102 and 132 of Decree Law 2811 of 1974, that establish that whoever intends to execute works on a river bed or water deposit shall first ask for authorisation; this action is in the period allowed for the gathering and submission of evidence.

Due to the aforementioned contingencies, the Company did not record any accounting provision considering the remote possibility of an award against the Companies.

As of December 31, 2009 the Company Parcelación Altos de las Montañas has presented a claim against Valora since April 7, 2006, for the sum of $629 million tied to the IPC (Consumer Price Index). The attorney for the case already tendered the plea and in his opinion success perspective if higher than 50% for Valora S. A. On May 6, 2009 a settlement hearing took place with no agreement between the parties. The process continues with procedural steps and the evidence phase follows. On June 24, 2009 lawyer Gladys Constanza Vargas was hired to represent us in her capacity as legal agent.

As of December 31, 2009 Pizano has various contingencies for some current labour, fiscal and legal claims.

Pizano's Management considers that except what corresponds to the provisions established, according with present circumstances for each process, no adverse awards are foreseen that may significantly affect the financial statements of the company.

35. MANAGEMENT OF ASSETS AND LIABILITIES

As of the closing of June 30, 2010 in force regulations for liquidity risk management is External Circular Letter 016 of 2008 that modifies Chapter VI of External Circular Letter 100 of 1995 and established the Rules Relative to the Liquidity Risk Administration System - Sistema de Administración de Riesgo de Liquidez (SARL). The methodology for estimating the liquidity risk is transformed from the measurement of liquidity GAP at 90 days, to the estimation of the IRL at 7 days.

The main accounts affecting this indicator as of the closing of June 2010 and December 2009, with a maturity of 7 days is as follows:

	June 30, 2010 7 days	December 31, 2009 7 days
Net flow of items with contractual maturities – Adjusted	$ (530.669,6)	$ (692.526,6)
Net flow estimated of items not subject to contractual maturities	(45.482,2)	(39.035,1)
Total net liquidity requirement, estimated	(576.151,8)	(731.561,7)
Total Net Liquid Assets	1.820.687,8	1.349.981,4
Surplus	1.244.536,0	618.419,7

According with the methodology of the Superintendence of Finance of Colombia, the Corporation owns liquid assets adjusted by market liquidity, foreign exchange risk and required reserves (ALM) to fully back up its liquidity requirements.

The Corporation, according with regulations in force estimates the market risk based on the standard model indicated by the Superintendence of Finance in External Circular Letter 009 of 2007 (Chapter XXI Basic Accounting and Financial External Circular Letter 100 of 1995).

Methodology according with external circular letter 009 of 2007	June 30 2010	December 31 2009
Risk by modules		
1- Interest rate	$ 81.593,8	$ 76.568,9
2- Exchange rate	71,8	2.729,1
3- Price of stock	321.719,8	16.371,3
4- Joint portfolios	2.015,3	1.543,0
See aggregate	$ 405.400,7	$ 97.212,3

36. CORPORATE GOVERNANCE (NOT AUDITED)

Corporación Financiera Colombiana S.A. has incorporated principles that govern the good corporate governance of the entity and the protection of the stockholders 'rights and the investors' rights.

Board of Directors and Top Management – The Board of Directors and the Top Management establish the strategies, policies and risk profiles of the Corporation. The Board of Directors is permanently informed on processes and businesses the Corporation carries on. The Board of Directors approves limits for credit, granting and of exposition to market risks, liquidity and credit risk administration for the different Corporation businesses. The Executive Vice-Presidency is the area dedicated to identifying, managing, measuring and controlling risks inherent to treasury operations and other businesses of the entity. This area is in charge of generating risk control mechanisms and reporting to the Top Management and the Board of Directors on liquidity exposures that may be present in the Corporation.

Policies and division of functions – Risk management policies are approved by the Board of Directors and are according with the different business lines of the Corporation. It counts on specific elements for each type of risk (credit, market, liquidity and operating) and a strict compliance follow up is made by the Risk management Office, area depending on the Executive Vice-Presidency.

Reports to the Board of Directors – The Board of Directors is permanently informed on risk exposures of the different businesses conducted by the Corporation.

A monthly report with a description of the operations made by the currency desk, results of the business, risk levels and compliance with limits established, should the case be, is presented to the Board of Directors. Operations with entailed are submitted to the consideration of the Board of Directors.

The Risk Department controls maximum portfolio positions, maximum losses and of value on risk limits, and informs on a daily basis the Top Management of the Corporation.

Technologic infrastructure. The Corporation has an adequate technologic infrastructure that allows it to efficiently support transactional requirements of its daily operation including adequate control and audit mechanisms for risk control and for the generation of information tools that make easier information management in the organisation.

Methodology for risk measurement – Corporación Financiera Colombiana is rated as a financial entity and due to its business role in the different fronts where it concentrates (currency desk products, investment bank, variable income investments, etc.), it is exposed to a great variety of risks generated by the evolution of the environment in all its dimensions.

Based on the aforementioned, it is clear that risk management has become the determinant factor for achieving one of the main purposes of Corficolombiana as the obtainment of a satisfactory profitability for its stockholders and it is therefore within the very definition of each

and every institutional strategy and the procedure for decision making on all businesses and activities of the Corporation.

The Corporation defined that the risk administration process shall comply with the following stages:

Risk identification – Risks associated to each of the products are determined. The Corporation looks for undue concentration of risks and for implementing new technologies for risk management.

Measuring of risks – Measurement and management processes for the different risks are established. Monitoring systems must operate precisely and cover all defined aspects in order to make the management process easy. Risk measurement involves availability of experienced human resource and of technical tools that make quantification of inherent risks to each business line easy.

Limit assignment – Limits are established for each one of the risks individually (market, credit and/or counterparty, operating and liquidity) although they are related to each other. The Administration evaluates and defines limits based on the disposition to assume risks and the entity' s capacity to absorb losses.

Limits measurement and control – Position values must be permanently reviewed vs. the limits and any excess observed shall be timely reported to the top management in order to take all necessary corrective actions. Evaluations and measurements on different time basis are conducted according with the needs of each business line.

Reports generation – Reports shall be submitted from time to time as defined by the Board of Directors and the different risk areas. They must contain information relative to present risk exposition vs. limits established that are considered essential elements for decision making.

Existing methodologies identify and measure the different types of risk to which the Corporation is exposed in its activity, and this is how methods mentioned and explained in detail in these notes to the financial statements operate.

Organisational Structure – The Corporation has defined an organisational structure through its Board of Directors that shall watch over the adequate risk management. The Executive Vice Presidency is therefore in charge of the construction of a strong risk culture within the organisation, always looking for obtaining an integrated vision of the risk that includes also the financial subsidiary companies of Corficolombiana. This Vice Presidency is in charge of the Risk Management and Credit Risk Management Departments and has the purpose of promoting, leading and controlling the execution of risk policies approved through the compliance with the risk management strategy outlined, using the previously defined risk administration process.

In the structure of the Corporation there is independence between negotiation, risk control and accounting of operations areas. Each one of these tasks has been assigned to different functional areas that on their turn report to different areas of the Corporation, as follows:

Responsibility	Area	Reports to:
Negotiation	Treasury Vice Presidency	Presidency
	Commercial Vice Presidency	Presidency
	Investment Bank Vice Presidency	Presidency
	Investments Vice Presidency	Presidency
Control	Risk Management	Executive Vice Presidency
	Credit Risk Management	Executive Vice Presidency
Accounting	Treasury Operations	Systems and Operations Management
	Support Operations Management	Executive Vice Presidency

37. RISK DISCLOSURE (NOT AUDITED)

Objectives – The treasury activities of the Corporation take place within a framework of limits and policies established by the Board of Directors and monitored and controlled by Risk Management. Decisions are made within such framework from a permanent and continuous follow-up to economic variables of internal and external character; the aforementioned in order to maximise the risk/return ratio of portfolios managed, optimise return of the commercial relationship with the Corporation clients, and capture opportunities detected in the different markets where it intervenes:

- Internal Public Debt (as Market Creator)
- Private Debt
- Foreign Exchange
- Local currency derivative instruments
- Derivative instruments in foreign currency

Philosophy in risk taking – In order to assure that treasury activities are in accordance with objectives and strategies of the Corporation, the Board of Directors exercises a permanent monitoring of the risk profile following-up treasury positions, Market Risk, Credit Risk, Liquidity Risk and Operating Risk limits.

Risk assumption philosophy is consistent with assets and liabilities management general policies and takes into account aspects as the economic analysis, technical analysis, fundamental analysis and the effects of changes in the environment in the bank book and the treasury book.

Evaluation – The market risk of the Corporation is measured through the different analysis made based on recognised techniques for financial risk management with the purpose of controlling loss levels to which the Corporation may be exposed in its financial investments due to the volatility in the markets in which it may participate.

Based in the aforementioned, the following limit scheme is operated considering the risk profile of the entity:

Market risk –

Pesos portfolio position – Limits to negotiable investments portfolio – The nominal value of the position in public debt securities is limited considering its rate characteristics, fixed or variable, and according with the maturity time. It also limits the position in negotiable securities different to public debt, considering the same aspects mentioned above and the corresponding issuer limits or quotas.

Limits of the investments available for sale portfolio – The nominal value of the position in private and public debt securities is limited considering the maturity time and the financial and operative contractual capacity of the Corporation.

Limits of the investments until maturity portfolio – The nominal value of the position in public debt securities is limited, with the criteria that the maturity time and the contractual, financial and operative capacity of the Corporation.

Dollar portfolio Position – Limits of the negotiable investments portfolio – The nominal value of the position in public debt securities (TES TRM and YANKEES) according with the maturity time is limited. In the same way, the position in negotiable securities different to public debt will be limited considering approved issuer limits and maturity time.

Limits to Foreign Currency Position – The value of the dollar position (Short or Long) is limited both in the "intraday" and in the "nextday" according with the risk profile of the entity. Positions in other currencies as the Swiss Franc, the Sterling Pound and the Euro are also limited taking into consideration the same aspects mentioned.

Loss limits -

Daily P&L: is the main control tool the Middle Office has to monitor treasury. Additionally it is fundamental in the definition of maximum losses authorized by the Board of Directors.

VaR (value at risk): With the purpose of establishing limits based on Risk Metrics recognised methodologies for financial risk Management and according with the risk profile of the entity, the Board of Directors defined a VaR limit for Treasury operations, that allows the estimation under "normal conditions", of the risk assumed in the foreign exchange and fixed rate markets where the Corporation concentrates its trading activity.

MAT (management action trigger): Is the maximum loss that the Corporation is willing to assume bearing also in mind the equity capacity and solvency of the institution. The MAT limits total losses to the amount of accrued and potential losses (VaR) (Value at risk) associated to the current portfolio under normal conditions.

MAT = Profit 30 days + VaR

Limit: MAT = VaR

Sensitivity analysis (stress test): The most appropriate scenarios were established to calculate stress tests, where, in addition to a "stress" with an increase of 200 basic points in the rates, the market crisis of August 2002 and of April 2004 are modelled to the current TES positions

Liquidity risk – As tools for the liquidity risk internal methodologies approved by the Board of Directors and the provisions of External Circular Letter 042 of 2009 of the Superintendence of Finance of Colombia, that establishes the Regulations Relative to the Liquidity Risk Administration System (Sistema de Administración de Riesgo de Liquidez)(SARL) and determines the methodology for calculating the Liquidity Risk Indicator (IRL) are used.

The Corporation continued to monitor and control internal limits established by the Board of Directors both for long term and short term,; among those of short term are the MCO (Maximum Cumulative Outflow), the cash flow projected to 1, 7, and 30 days. Long-term indicators are MTF (Medium Term Funding) and CCP (Cash Capital Position). The first indicator limits the financing of long-term assets with short-term assets, and the second one limits the financing of illiquid assets (understood as those assets that the market does not receive as collateral in those cases where resources are required in the entity) with short-term resources.

The Board of Directors established limits for each of these indicators that are reviewed on a daily basis by the Top Management and presented to the Board of Directors on a monthly basis. The indicators, according to their status, can place the entity under a normal, event, or crisis situation. The Board of Directors defines the contingency plans to be followed as a function of these statuses.

On the other hand, a follow-up to the different funding sources was made, and also a monitoring of the main depositaries of CDTS (Term Deposit Certificates) and Savings Accounts, and the concentration of contractual daily maturities of deposits and current liabilities was evaluated.

Credit risk - The treasury area identifies negotiation and investment alternatives, which can be both in the real sector and in the financial sector. According with the result of the study conducted by the risk area, the request from the commercial area is subjected to the consideration of the respective instance, and a credit limit is established with a 1 year term to carry out transactions with such client.

Every issuer and/or counterparty must have a limit duly approved by the respective instance. Non-financial entity limits are assessed under the counterparty analysis process used by the Credit Risk Management and those of the financial sector are assessed under the Camel methodology in Risk Management.

Counterparty Risk Categories - Counterparty risk categories are standardised into four levels that allow optimising day to day businesses without generating additional wearing out in the attribution instances of the Corporation or affecting the quality of risk decision-making.

Following is a description of the risk categories from the higher risk to the lower risk ones.

Category 1 – Interbank short term loans, repos and/or investment in securities.

Category 2 – Credit exposition in derived products fixed income and foreign currency.

Examples: Foreign currency forward, securities forward, options, swaps.

For derivative products the risk limit to be approved by the corresponding authority is defined according with the Future Potential Exposition defined In Chapter XVIII of External Circular Letter 100 of 1995 that stipulates the factors that are applied on the nominal value of the contract in function of the term and the subjacent asset.

Also the use of the approved quota is calculated based on the credit exposition of the derivative:

Credit Exposition = Replacement Cost (*) + Future Potential Exposition

(*) Replacement cost is the greater value between the market value and zero (0).

As fixed income derivative it is understood that contract where the subjacent is a market interest rate, or a fixed income security independent from the issuer or the type of security.

Futures realised through the stock exchange of Colombia shall not use counterparty quota because they count on a basic guaranty and of variation according with the regulations established by the Stock Exchange of Colombia.

Category 3 – Spot risk

Examples: Purchase – sale of securities and free delivery foreign currency.

Overnight risk.

Category 4 - Category DVP or compensated

"Intraday" market risk

Note: approved quotas/limits may be used for products of the same category, respecting the term. Spot risk and overnight risk may not be combined.

- ***Operating risk***

The most relevant improvements with respect to operating risk made during the first half of 2010 were the following:

In April the SARO report was submitted to the Board of Directors.

Risk matrixes were updated based on the exercise of comparing existent matrixes vs. risk events recorded in the data base.

The record culture of operating risk events has been improved; as of June 30 the data base had 431 records distributed as follows:

Type of event	# of records
Failures in processes	278
Failures in systems	105
Other	48

Process	# of records
Mission	321
Support	93
Strategic	17

Type of Loss	# of records
Type B (without impact on P&L)	357
Type A (with impact on P&L)	39
Type C (Nearly loss)	35

The 39 events recorded type A amount $868,0, of which 720,0 were recovered that corresponded to a provision made in the operating risk account for a demand underway awarded to the favour of the Corporation.

With respect to the training issue, the Corporation has a virtual training module to which all employees must enter in order to be certified approving the evaluation examination. Progress as of June 30, 2010 is of 95%. As a complement of the aforementioned, a training implying presence is held every year for all employees. This year training was scheduled for June and July. Progress as of June 30 is of 41%.

For the second half, training for critical suppliers of the Technology area has been scheduled.

With respect to the Business Continuity Plan, following is the most significant progress:

In January 2010 an exercise took place to test contingency of the applicatives in a test environment with satisfactory results.

The Alternative Computer Centre in Cali city is maintained.

The Contingency Operations Centre is being adapted and will operate in Bogota serving as an alternate place should a major contingency occur. It shall begin operations before the end of the third quarter of the year.

For the fourth quarter of the year we have scheduled tests with presence in the Contingency Operations Centre.

Administration -

Board of Directors - The board of directors is the sphere responsible for the approval of policies for treasury operations. It guaranties an adequate organisation, monitoring or follow-up of treasury activities. This responsibility includes setting limits for risk taking in those activities and adopting the necessary organisational measures to limit risks inherent to the treasury business

The board of directors is also in charge of approving policies, strategies and acting rules the entity shall follow in the development of treasury activities, as approving credit operations in legal currency and/or foreign currency, the market or markets where it may act, the procedures to measure, analyse, monitor, control and manage risks, and the limits of positions under risk in accordance with the type of risk, of business, of counterparty, of product, or of organisational area.

The board of directors has also faculties for approving the procedures to be followed when limits are exceeded or to face strong and unexpected changes in the market. This organism has also the responsibility of analysing and evaluating the type of management and accounting reports both internal and external.

ALCO Committee - The main functions of the committee are to establish and recommend the Board of Directors risk management policies, objectives, limits and procedures. To follow-up the risk management plan adopted, that shall include operation, follow-up and control procedures of tolerance levels to established risk. To monitor the limit compliance report and authorise excesses based on the attributions granted by the Board of Directors. To implement contingent action procedures in case of losses in maximum levels permitted and approve maximum variation values and variable limits for realizing sensitivities.

Credit Committee - The main function of this committee is to establish and make recommendations to the Board of Directors on credit quotas or limits and counterparty of Treasury clients.

Operating Risk Committee - The main functions of this committee are: to submit for approval of the Board of Directors and the top management, operating risk policies and management regulations and follow-up and control of them. To design the operating risk management strategy of the Corporation and lead its execution, To establish procedures and mechanisms approving methodologies and systems for an adequate management and administration of the operating risk. To know and understand operating risk the Corporation assumes, permanently evaluating risk exposition. To participate in the evaluation on the participation in new markets and the negotiation of new products. To develop strategies for the construction of an operating risk management corporate culture within the Corporation. To evaluate contingency plans and plans for the continuation of the business and establish the necessary resources for its timely execution.

Executive Vice Presidency – The Executive Vice President reports to the Presidency and its main functions, among other functions, are to establish and recommend to the Board of Directors the policies, objectives, limits and procedures for risk administration. To control compliance with portfolio quotas and limits, issuer and counterparty established by the Board of Directors.

Risk Manager – The Risk Manager reports to the Executive Vice President and its main functions are to measure risks, verify compliance with established policies and limits, and make risk analysis. This area is also in charge of preparing reports on the compliance with policies and limits and exposure levels for the different risks.

An Operating Risk Manager and an assistant also exist and are in charge of developing the Operating Risk Management System (Sistema de Administración de Riesgo Operacional) (SARO) within the Corporation and financial subsidiaries.

There is also a risk coordinator and 3 analysts specialised in the different treasury risks as the market risk, credit and liquidity risk who report to the Manager. It is important to mention that the legal risk is managed by the Legal Vice Presidency.

Credit Risk Manager - The Credit Risk Manager reports to the Executive Vice Presidency and his/her main functions are to design and implement financial models for credit analysis and counterparty quotas for entities of the non financial sector. Also among his/her functions is that of recommending credit analysis and counterparty quota and finally, to present requested quotas to the corresponding instances. Credit Risk Manager functions are supported by a Credit Manager

Measurement – During the first half of the year, the treasury of Corporación Financiera Colombiana S.A. generated net revenues before operating expenses and provisions, for an amount of $33.722. The revenue/risk ratio taking the average VaR for 2008 indicates that the risk to which the Corporation is exposed is equivalent to less than one month of net income, thus adjusting itself to the risk profile approved by the Board of Directors.

The VaR by risk module is the following:

Value in risk by modules		**VaR**
Interest rates	$	81.593,8
Exchange rates		71,8
Price of the Stock		321.719,8
Joint portfolios		2.015,3
Total value in risk	$	45.400,7

The Corporation defines the position in each financial asset as the portfolio inventory plus purchase undertakings – the sale undertakings.

FILE No. 823437

Peso Portfolio Position (amounts in millions)

Negotiable investments portfolio – The position as of the closing of June 30, 2010 was of $825.370,3.

Negotiable portfolio net position – negotiable portfolio plus purchase forwards minus sale forwards $825.370,3.

Available for sale investments portfolio – As of the closing of June 30, 2010 this position is of $1.232.829,4.

Investments until maturity portfolio – As of June 30, 2010 the position was of $99.386,4.

Interest rate Swaps – As of the closing of June 30, 2010 Corficolombiana had no position in the swaps portfolio.

Options on Fixed rate securities – As of the closing of June 30, 2010 Corficolombiana had no position in the portfolio of fixed rate securities options.

Dollar portfolio position

Negotiable investments portfolio – As of the closing of June 2010 the position is of $45.694.8

Negotiable portfolio net position – negotiable portfolio plus purchase forwards minus sale forwards $45.694,8.

Investments available for sale portfolio – As of the closing of June 30, 2010 this position is of $152.077,9.

Investments until maturity portfolio – As of June 30, 2010 the position is of $0.

Position in foreign currency – As of the closing of June 30, 2010 the position in USD is equivalent to US$27.954.389, other currencies G10 USD$1.145.301, other currencies latam US$8.691 for a total risk position in TRM of US$ 29.108.381.

Foreign currency Forwards – As of the closing of June 30, 2010 the value of the foreign currency forwards portfolio is equivalent to $4.795,9.

OPCF futures contracts – As of the closing of June 30, 2010 Corficolombiana had no position in the foreign currency futures portfolio.

Foreign currency options – As of the closing of June 30, 2010 Corficolombiana had no position in the Foreign Currency Options portfolio.

Loss limits -

Market risk – Daily P&L: The P&L 30 days as of the closing of June 30, 2010 presents a profit excluding operating expenses, of approximately $7.581.

VaR (value at risk) – Total VaR including the positions of the pesos and dollar desks as of the closing of Jun e 30, 2010 is equivalent to $4.716 approximately vs. the limit established by the Board of Directors of ($7.101,0).

MAT (management action trigger) – As of the closing of June 2009 the MAT amounts to the sum of $(2.865) approximately vs. the limit determined by the Board of Directors that amounts to $(7.101,0).

Sensitivity Analysis (stress test)

	SENSITIVITY IN		
	50 P.B.S.	100 P.B.S.	200 P.B.S.
Neg	-7,295	-14,591	-29,182
Neg USD	894	1,787	3,575
Available	22,960	45,919	91,839
Available USD	3,824	7,648	15,295
At maturity	N.A.	N.A.	N.A.

Maximum, minimum and average values – The treasury portfolio as of June 2010 showed the following behaviour:

PORTFOLIO IN PESOS	MAXIMUM	MINIMUM	AVERAGE
Negotiable investments	1,106.406	321.885	714.003
Investments available for sale	1,703.026	812.439	1,144.096
Investments until maturity	205.828	0.117	102.683
Securities purchase Forward	0.000	38.887	6.815
Securities sale Forward	52.895	4.906	17.199
PORTFOLIO IN USD			
Negotiable investments	75.389	45.695	58.784
Investments available for sale	219.924	136.115	182.421
Investments until maturity	0.000	0.000	0.000
Securities purchase Forward	-4.772	0.000	-20.032
Securities sale Forward	-53.062	0.000	-15.588
DERIVATIVES			
Foreign currency purchase Forward	2,252.213	2,241.173	1,947.012
Foreign currency sale Forward	3,500.433	3,442.316	3,299.484
OPCF Futures Contracts	89.221	87.624	94.717
Interest Rate Swap	0.000	0.000	0.000
Foreign currency Options	0.000	0.000	0.000
Securities Options	0.000	0.000	0.000

Liquidity Risk – As of the closing of June 30, 2010 these indicators were within the normal limits established. The Trigger IRL indicator at 1 week and long term liquidity indicators (medium Term Funding and Cash Capital Position) defined in the liquidity status of the entity presented a normal status.

Credit Risk – During the first half of 2010 treasury counterparty quotas or limits were assigned according with the methodology previously described and were approved by the corresponding instances.

Control – The Control structure as a fundamental principle has the adequate function segregation between the activities of the front, middle and back office. Thus, treasury operations will develop within an organisational structure that contemplates the following areas and/or functions:

Front Office – Area directly in charge of the negotiation, relations with customers and commercial aspects of the treasury office.

Middle Office – Area in charge, among other functions, of risk measurement, verification of compliance with policies and limits established, and of making risk analysis. Also, this is the area in charge of preparing reports on compliance with policies and limits and of exposition levels of the different risks inherent to treasury operations.This is also the area in charge of reviewing and evaluating from time to time the methodologies for evaluating financial instruments and measuring risks.

Back Office - Area in charge of conducting the treasury operating aspects as the closing, recording and final authorization of operations.

On the other hand, the Corporation has an on-line limits module that allows controlling risk exposures by counterparty in the different treasury businesses. Additionally, the Middle Office has the support of the limit modules of the different transactional systems: MEC and Set-Fx..

Due to the consolidation of risk controls, the treasury Business is at present more stable and there is less risk for potencial losses due to market, credit and liquidity risks associated thereto, and a greater reaction opportunity in the presence of adverse effects.

On the other hand, in compliance with the provisions of the Superintendence of Finance of Colombia and applying good Corporate Government practices, Corficolombiana has an internal control system approved by the Board of Directors that allows the entity to carry its operations in a controlled manner and to reach its corporate goals.

General principles that inspire these guidelines are contained in the Code of Ethics and Conduct that includes behaviour guidelines expressly indicated by the Board of Directors with respect to the commitment expected from all employees with the internal control system, ethics in business, interest conflicts and handling of privileged information, among other.

In order to reinforce the internal control system and avoid market undue behaviours, the Corporation carries out annual training sessions with the purpose of divulging and reinforcing institutional guidelines on this issue, and making evaluations that allow Corficolombiana to determine the effectiveness of these principles, presenting the top management a summary of the results, in order to adopt the necessary improvements to reinforce the prevention and control system.

38. LEGAL CONTROLS

As of June 30, 2010 and December 31, 2009 the Corporation complied with each of its legal obligations and duties with respect among other aspects, to its own position, capital investments, technical equity, cash reserve and in general terms with all instructions given by vigilance and control entities and also legislative bodies.

39. ASSET LAUNDERING RISK

The risks of asset laundering and financing of terrorism are understood as the possibility of economic loss or harm to the good name that the Corporation could suffer should it be used directly or through its operations as an instrument for asset laundering or for canalising resources for terrorist actions or when the intention is to hide assets coming from said activities through the entity.

By virtue of the foregoing and being conscious of its compromise to fight against criminal organisations, the Corporation has adopted the necessary mechanisms to avoid the occurrence of these events that may negatively affect its results and its business. This is why Corficolombiana owns an Asset Laundering and Financing of Terrorism Risk Administration System- SARLAFT, integrated by stages and elements that contain policies, procedures and methodologies for the identification, evaluation, control and monitoring of these risks and also knowledge of customers and their operations with the Corporation, market segments served; the system is contained in the SARLAFT Manual approved by the Board of Directors also takes into consideration the monitoring of transactions, personnel training and cooperation with the authorities and is administered by the Compliance Official who is responsible for constantly prevention mechanisms in order to establish their effectiveness and compliance by all the employees of the Corporation.

According with measurements made during the first half of 2010 based in the SARLAFT, the entity maintains low risk levels. Notwithstanding, these levels are monitored quarterly.

Supervision of controls to prevent these risks is conducted by the Compliance Officer and its substitute. The Management and the Board of Directors also supervise through the reports submitted from time to time by the Compliance Officer. The Comptroller Office and the Statutory Auditor Office also make their evaluations in order to verify if internal controls established are efficient to prevent risk.

FILE No. 823437

Financial Statements

January – June

2010



Corficolombiana

FILE No. 823437

Board of Directors

Main Directors	Deputy Directors
Luis Carlos Sarmiento Gutiérrez	Jose Fernando Isaza Delgado
Carlos Arcesio Paz Bautista	Jorge Ivan Villegas
Alejandro Figueroa Jaramillo	Juan Maria Robledo Uribe
Efraín Otero Alvarez	Gerardo Silva Castro
Jose Hernan Rincón Gomez	Alvaro Jesús Velasquez Cock
Guillermo Fernández De Soto	Santiago Madriñán De la Torre
José Leibovich Goldenberg	Rodrigo Llorente Martínez

STATUTORY AUDITOR

William Alexander Galvis Guzmán

Deloitte & Touche Ltda.

Main Executives of the Corporation
First Semester of 2010

President

José Elías Melo Acosta

Executive Vice President

Alfonso Rodríguez Azuero

Private Bank Vice President

Daniel Humberto Gómez Martínez

Treasury Vice President

Oscar Javier Cantor Holguin

Investment Vice President

Gustavo Antonio Ramírez Galindo

Investment Bank Executive Vice President

Alejandro Sánchez Vaca

Secretary General

Maria Esperanza Mojica Rodríguez

Legal Manager

Marcela Acuña Ramírez

FILE No. 823437

Auditor

Luis Jairo Salinas Clavijo

Operations and Systems Manager

Juan Alfonso Acosta Echeverria

Compliance Officer

Clara Inés Morales Patiño

Report to the Shareholders Assembly

FILE No. 823437

MANAGEMENT REPORT

We present the stockholders for their consideration the Management Report of Corporación Financiera Colombiana S.A. that corresponds to the first half of 2010. The report includes a brief description of the main economic events around the activities of the Corporation, and the analysis of results obtained.

Corporación Financiera Colombiana S.A., that may use the abbreviations Corficolombiana S.A. or Corficol S.A., is a credit institution set up as a private commercial corporation (limited company) by means of public deed No.5710 of November 27, 1961 of Notary One of Cali (Valle), with main domicile in Bogotá, D.C., and subject to the vigilance and control of Superintendencia Financiera de Colombia (the Superintendence of Finance of Colombia).

The Corporation may perform all actions and develop all agreements authorised to financial corporations under the Organic Statute (Estatuto Orgánico) of the Financial System or under other especial provisions or regulations that replace, modify or add it.

ECONOMIC ACTIVITY

During the first half of 2010 economy continued the recovery process it had begun by mid 2009; nevertheless, the reactivation rhythm was higher than that initially suggested by the figures ending 2009 and beginning 2010. During the first quarter of 2010 (1Q10), the GIP grew 4.4% with respect to the same quarter of the former year, widely exceeding market expectations that anticipated a 3.7% growth. This figure is equivalent to a 1.3% growth vs. the 4th quarter of 2009 (4Q10). Given the good result of the economy, in a still unstable international situation, and on line with the best results of economic activity leader indicators during the 2nd quarter of 2010 (2Q10), Corficolombiana increased its GIP growth projections to 4.3% in 2010 and to 5.0% in 2011.

With respect to offer, the most dynamic sectors continued to be those of construction (+15.9% p/a) and mining (+13.2% p/a) (Graph 1). Similar to the trend of the last three quarters, construction continued to be pulled ahead by the civil Works sub sector with a 37.9% p/a growth. This was due to the execution of big infrastructure projects as part of the counter-cyclic policy of the Government during the crisis. On the other hand, the building sub-sector continued to be negative (-2.3% per annum), but evidences good recovery with respect to the 12.4% contraction recorded in 2009. Corficolombiana estimates that the growth rate of the civil works sub sector shall continue to adjust during the remainder of the year due to the high statistical base of 2009, and shall be compensated by an important recovery in the building sub sector that has been evident in recent months (for example, construction permits grew 24% p/a in April 2010). Thus, the construction sector shall continue to boost GIP growth in 2010, but in a more moderate way.

On the other hand, the mining sector continued to be another of the main economy boosters during the first quarter of 2010 (1Q10), prompted by an elevated growth in oil activity. Corficolombiana considers that this sector shall continue to be one of the main economy engines in 2010 and in the following years due to the high flow of foreign investment that continue to come into the country for energy-mining investment projects, the observed and expected increase in oil production, and high levels in *commodities prices*.

Graph 1. Variation of the GIP with respect to offer



2009-IV
2010-I
GIP
Social services
Financial
Transport
Commerce
Construction
Energy, gas and water
Industry
Mining and quarries
Agiculture and Cattle
3,4%
4,4%
1,6%
4,1%
2,1%
1,5%
0,7%
2,6%
-1,1%
3,6%
25,2%
15,9%
4,6%
6,5%
-0,5%
3,9%
11,9%
13,2%
-1,3%
2,3%
-5%
0%
5%
10%
15%
20%
25%
30%
Annual variation

Source: DANE

The other sectors, except that of agriculture and cattle, also presented positive variations evidencing a more balanced recovery of the economy. Most of the agriculture and cattle sector contraction (-1.3% p/a) was associated to the 25.1% p/a drop in coffee production (due to culture renewal process) and 14.6% p/a in that of bovine cattle (due to the high reduction in exportations to Venezuela). The agriculture sector without coffee grew 4.3% p/a in 1Q10.

Sectors with intensive labour recorded important recoveries: the industry grew 3.9% per annum, after an eight quarters contraction; commerce grew 3.6% p/a, after four quarters of reductions; and transport grew 2.6% p/a, after a standstill during all 2009. This behaviour is consistent with recent stability signals for the unemployment rate (increase in unemployment practically stopped by mid of the first semester), and it could begin to decrease by the end of 2010 as recovery continues to get stronger.

From the demand point of view, data also show a more solid and balanced recovery: Growth of total consumption (+4.0% p/a) continues to be assigned mainly to public expenditure (+6.1% p/a). Notwithstanding, growth of private consumption showed an

important increase from +1.5% p/a in 4Q09 to +3.5% p/a in 1Q10. Particularly, consumption of durable goods recorded a marked trend change growing 14.5% p/a, after eight quarters of negative variations and of being the only one still recording contractions until 4Q09. This result was on line with the higher recovery rhythm of consumption credit of the financial system during the first quarter of 2010 (1Q10). This upward trend has continued during 2Q10, suggesting that the positive growth rhythm in the consumption of durable goods has maintained during this period. The Fedesarrollo Consumer Confidence Index (ICC) continued to increase in 2Q10 reaching 27.2 in June, the highest level in 2 years, suggesting that private consumption continued to gain dynamism in the second half of the first semester.

With respect to investment, civil works (+37.5% p/a and with a high public sector investment component) continue to be its main growth engine (Graph 2). Placed in opposition, investment without civil works, that corresponds mainly to the private sector, shrank 1.5% p/a, although less than the 13.5% p/a drop in 4Q09. Corficolombiana considers that these data reflect the high level of installed idle capacity at present in the economy (negative product gap), as confirmed by the Fedesarrollo survey on use of installed capacity (Graph 3), and partly explain the weak recovery of the financial system commercial credit and the low dynamics of the placement of corporate bonuses (different from the financial sector) in the first half of 2010. Corficolombiana considers that the negative dynamics that is still evidenced by the private sector gross formation of fixed capital, in annual terms justifies the permanence of the monetary incentive for a long period of time with no risk that it generates demand inflationary pressures in the short time. Nevertheless, investment without civil works records a positive quarterly growth that suggests positive contributions to the annual GIP in the remaining months.

Graph 2. Investment in civil Works and other - annual Var.


Civil Works
Rest of the Investment
50%
40%
30%
20%
10%
0%
-10%
-20%
-30%
38%
-2%
-6%
Mar-06
Jun-06
Sep-06
Dec-06
Mar-07
Jun-07
Sep-07
Dec-07
Mar-08
Jun-08
Sep-08
Dec-08
Mar-09
Jun-09
Sep-09
Dec-09
Mar-10

Source: DANE, Corficolombiana estimates

Graph 3. Use of the installed capacity – by quarters


Use of Installed Capacity
Use of Installed Capacity
PM 12
80%
78%
76%
74%
72%
70%
68%
66%
64%
62%
60%
may-82
may-84
may-86
may-88
may-90
may-92
may-94
may-96
may-98
may-00
may-02
may-04
may-06
may-08
may-10
Source; Fedesarrollo

Source: Fedesarrollo

Finally, the external sector presented a slight growth of importations (+2.2% p/a), whilst sales for foreign countries continued depressed (-6.3% p/a). Thus, net exportations negatively contributed to the GIP growth in 1Q10. For the second half of 2010, Corficolombiana considers that negative effects of exportations to Venezuela and of the annual revaluation of the rate of Exchange shall slowly clearing up contributing to exportations finally reaching positive annual growths.

Inflation

Former years inflationary pressures got considerably loose resulting in a decrease of the observed inflation and a change in agents' expectations. After a strong drop recorded in 2009, total inflation during the first half of the year was near the low levels reached by the end of 2009 (2.0%). A good behaviour of the inflation and the consequent drop in inflation expectations of short and long term, granted Banco de la República (the Central Bank) an additional space to reduce its intervention interest rate in 50 pbs to a historical minimum of 3.00% in its April 2010 meeting, after having maintained it stable in 3.50% since November 2009.

Graph 4. Total inflation and without food or regulated goods


7.5%
6.5%
5.5%
4.5%
3.5%
2.5%
1.5%
Total
With no food or regulated
2.3%
2.1%
Feb-08
Apr-08
Jun-08
Aug-08
Oct-08
Dec-08
Feb-09
Apr-09
Jun-09
Aug-09
Oct-09
Dec-09
Feb-10
Apr-10
Jun-10

DANE

Price behaviour in Colombia is similar to the behaviour observed in most of the countries in the world. In 2008, the significant increase in total inflation was mainly due to a strong increase in the Price of raw materials (*commodities*) at global level, especially those of food and oil. This phenomenon demonstrated to have been of temporary character as global economy de-accelerated and the *commodities* bubble ended. In 2009, the price dynamics was in a completely different situation of that of the former year. During the first half of 2010 annual total inflation has maintained around the low part of the objective inflation range for 2010 (2%-4%), reaching a historical minimum of 1.8% in March. Although in the second quarter of 2010 2Q10 annual inflation began to recover moderately and reached 2.3% in June, annual inflation without food or regulated (one of the best core inflation measures) continued to drop during all the first half of the year going from 3.2% in December 2009 to 2.1% in June 2010 (Graph 4). These date evidence the continuous absence of inflationary pressures on the part of the demand in Colombian economy during the first semester of 2010.

Although in the first months of the year food prices made the highest upward pressure on inflation, they had a moderate increase because the effects of the El Niño Phenomenon were less intense than expected at the beginning of 2010. Annual variation of food prices in June 2010 was of 1.5% vs. -0.3% in December 2009. Prices of goods and regulated services also generated some upward pressure on total inflation mainly due to the increase in the oil international price during the first half of 2010 with respect to the same period of 2009: the average price of the WTI barrel went from US$43.3 in the first half of 2009 to US$78.8 in the first half of 2010. Annual variation of the prices of regulated services in June was of 5.1% vs. 2.6% in December 2009. In opposition, the peso revaluation during the last year has generated an important drop in annual inflation of negotiable goods to -0.5% in June 2010 compared with 1.4% in December 2009, whilst the lower level in internal demand caused a de-acceleration in the inflation of non negotiable goods to 3.8% in June 2010 vs. 4.4% in December 2009 (Graph 5).

In its most recent communications, Banco de la República has indicated that inflation is located under the figure estimated by its technical team without evidencing important upward pressure signals, that its internal projections show a very high probability that inflation will be within the inflation objective Rank (2%-4%) in 2010 and 2011, and that its estimations show that the product gap shall remain negative during nearly all 2010, generating quietness around the behaviour of future inflationary pressures derived from demand.

Graph 5. Inflation by type of expense



Regulated
Negotiable
Non negotiable
Food
16,0%
14,0%
12,0%
10,0%
8,0%
6,0%
4,0%
2,0%
0,0%
-2,0%
5,1%
3,8%
1,5%
-0,5%
Ene-08
Feb-08
Mar-08
Abr-08
May-08
Jun-08
Jul-08
Ago-08
Sep-08
Oct-08
Nov-08
Dic-08
Ene-09
Feb-09
Mar-09
Abr-09
May-09
Jun-09
Jul-09
Ago-09
Sep-09
Oct-09
Nov-09
Dic-09
Ene-10
Feb-10
Mar-10
Abr-10
May-10
Jun-10

Source: Banco de la República

With these historically low inflation scenarios in mind, of reduced inflation anticipation, of absence of inflationary pressures with respect to demand, and of an economic re-activation among low levels of installed capacity use, Corficolombiana estimates that the Central bank shall maintain stable in 3.0% its intervention rate during all 2010. For the second half, Corficolombiana thinks that the higher level of economic activity shall contribute to the normalisation of economy price dynamics to levels consistent with the goals of Banco de la República. Corficolombiana estimates that inflation shall be of 3.2% for the end of 2010.

Balance of Payments

In 1Q10, the current account recorded a US$1,396 million deficit (2.0% of the quarterly GIP of 2010), that represents a US$243 million drop vs. the former quarter (Graph 6). This deficit is mainly explained by an enhancement in the non factorial goods and services balance, a reduction in the factor revenue deficit and deterioration in workers' remittances. Factors revenue showed a slight deterioration in its balance, recording a US$2,857 million deficit. Profit remittance, main item of the account, decreased 7.8% with respect to 4Q09, effect of the decrease in company income. Notwithstanding, profit remittance continues to have an important participation surpassing direct foreign investment (IED). Current transfers on their part decreased 11.6% in 1Q10, mainly due to the negative evolution of workers' remittances. Deterioration of the United States and Spain economies marked the reduction of transfers of Colombians abroad because 76% of these transfers are originated in those two countries.

Graph 6. Current Account and Capital and Financial Account


Current Account
Capital and Financial Account
Millions USD
6,000
5,000
4,000
3,000
2,000
1,000
0
-1,000
-2,000
-3,000
-4,000
Mar-07
Jun-07
Sep-07
Dec-07
Mar-08
Jun-08
Sep-08
Dec-08
Mar-09
Jun-09
Sep-09
Dec-09
Mar-10

Source: Banco de la República

The capital and financial account presented a surplus of US$1,499 million in the first quarter of 2010 -1Q10, 70.6% greater than that recorded in 1Q09 (Graph 6). Long term financial flows presented a surplus with an income of foreign investment (direct and of portfolio) in levels of US$1,486 million, a main item that has financed the current account deficit in the last years. Nevertheless, this account has presented since December a downward trend influenced by the drop of investment in portfolio (-US$551 million in 1Q10). This drop was compensated by the increase in the IED (that grew US$1,123 million vs. 4Q09), receiving a benefit from the return of the appetite for investing risk. Short term financial flows presented a surplus of US$239 million, a positive figure not seen since 3Q08 (Graph 7).

Graph 7. Foreign investment in Colombia


Total Investment
IED
Portfolio
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
-500
-1,000
2,037
1,486
-551
Mar-06
Jun-06
Sep-06
Dec-06
Mar-07
Jun-07
Sep-07
Dec-07
Mar-08
Jun-08
Sep-08
Dec-08
Mar-09
Jun-09
Sep-09
Dec-09
Mar-10

Source: Banco de la República

Financial System

After the economic de-acceleration process experimented since 2008, the Financial System credit portfolio has presented a slight recovery during the months elapsed. Los interest rates and the re-activation of the economic activity have begun to stimulate credit demand, reduced risk perception by credit offerers and generated a better quality in the financial system portfolio; reactivation in the activity of the main economic sectors constituted a precedent for the generation of a greater internal demand. In this sense, perception of a drop in the permanent income of families has reduced resulting in a decrease in the marginal tendency to make savings and an increase in the demand for consumption credit.

As of May, the gross credit portfolio of the financial system grew at an annual rate of 3.8% with 144 billion pesos[1] (Graph 8). This behaviour together with the de-acceleration in the growth of provisions (provisions grew in average 35.2% per annum during 2008 and during 2009 and 2010 they de-accelerated reaching a 9.4% per annum as of May), has been reflected in an increase of profit growth rhythm s of the system. Additionally, thanks to the patrimonial strengthening of the financial system during the last years, solvency levels remain significantly over the minimum level required of 9%, allowing the system to continue the provisioning of the portfolio. The last figures available show that the average solvency level amounted 15.2% as of May.

Observing the behaviour of the portfolio by type (Graph 9), a standstill of the commercial portfolio may be seen (57.9% of the total), an important acceleration in the consumption portfolios (28.0% of the total) and mortgage portfolio (11.4% of the total), and a de-acceleration in the micro-credit portfolio (2.7% of the total).

The commercial portfolio grew 0% per annum in May (compared with 0.1% per annum in December 2009), in part due to the annual contraction of the fixed capital gross formation excluding civil works during the first half of the year and the low use of installed capacity in the economy. Additionally, a portion of the commercial credit has been substituted by the issuing of non financial corporate debt that amounted to 2.2 billion pesos until May 2010. Notwithstanding, this amount is lower than the 2.9 billion pesos issuing during the same period of 2009.

The consumption portfolio grew 7.5% per annum in May (compared with 1.7% in December 2009) due to the important household consumption recovery (particularly consumption of durable goods until the end of 2009) and of consumers' confidence.

The mortgage portfolio grew 13.7% per annum in May (compared with 11.2% in December 2009) as a response to the subsidies decreed by the Government in 2009 to

---

[1] Including mortgage securitization with a balance as of November that amounted the sum of 4.8 billion Pesos.

reactivate house construction and that generated a significant recovery of this portfolio from the third quarter of 2009 – 3Q09.

Graph 8. Evolution of the financial system portfolio



Annual Growth
25%
20%
15%
10%
5%
0%
Jan-08
Mar-08
May-08
Jul-08
Sep-08
Nov-08
Jan-09
Mar-09
May-09
Jul-09
Sep-09
Nov-09
Jan-10
Mar-10
May-10

Source: Superintendence of Finance, Corficolombiana CFC estimates

Table 1
Behaviour of the Financial System portfolio – billion pesos

Type	May-09		May-10	
	Amount	Annual Cto	Amount	Annual Cto
Total portfolio Total*	139.3	14.5%	144.5	3.76%
Due portfolio	7.0	30.2%	6.5	-7.49%
Provisions	7.6	29.1%	8.3	9.35%
Punishments/Penalties	6.9	44.0%	8.6	23.82%

Source: Superfinanciera
*Includes mortgage securitisations

Graph 9. Portfolio evolution by types


Annual Growth
80%
70%
60%
50%
40%
30%
20%
10%
0%
-10%
-20%
Oct-03
Feb-04
Jun-04
Oct-04
Feb-05
Jun-05
Oct-05
Feb-06
Jun-06
Oct-06
Feb-07
Jun-07
Oct-07
Feb-08
Jun-08
Oct-08
Feb-09
Jun-09
Oct-09
Feb-10
Commercial
Consumption
Micro credit
Housing

Source: Superfinanciera, CFC estimates

The slow growth rhythm of the credit portfolio and the reduction of interest rates have generated a lower growth rhythm of the financial system income. In May income/revenues amounted 20.2 billion pesos, equivalent to a 15.3% annual contraction, significantly lower than the 24.4% growth recorded in the same period of 2009 and at the average growth rate of 1.6% during the last year.

Growth of deposits balance continues to significantly de-accelerate. In May they grew at an annual rate of 5.1% vs. 16.7% in 2009 and at an average of 9.3% along the last year. This behaviour has been associated mainly to the capture of time deposit certificates CDTs that showed a -12.5% decreasing growth per annum (after having grown 29.9% in 2009); CDTs participated on total system deposits in an average of 37% in the last 12 months. Reduction in interest rates along this period was reflected in a decrease in the agents' appetite to make term deposits in the system.

Reduction in capture interest rates and the de-acceleration of deposits reflected in a drop of expenses for interest. This decrease, together with a de-acceleration in provisions has contributed to a recovery of the Net Financial margin (MFN)[2], notwithstanding the negative behaviour of system revenue during the months elapsed. In May the financial system MFN was of 4.2 billion pesos after having grown 24.2% vs. the same period of 2009. According with the aforementioned, the MFN as proportion of revenues was 21%,

---

[2] Estimated as the difference between revenues (interest and default) and expense for yearly interest and provisions (investments, portfolio and leasing).

Corficolombiana considers that this trend could continue during the rest of 2010 due to a better dynamics of credit portfolios. The recovery of the economic activity and its following positive influence on the labour market shall allow a better recovery of the consumption portfolio. Also, the greater dynamism of the economic activity in 2010 shall favour the evolution of the commercial and mortgage portfolios during the remaining months of the year. In the first place, recovery of the economic activity must be reflected in a gradual increase of investment that in its turn shall result in a greater demand of companies for commercial credit. In the second place, Corficolombiana is expecting a recovery in the building sector as evidenced by the figures of the first half of the year that together with low interest rates along 2010 must generate a higher demand for mortgage credit.

With respect to liabilities, real low interest rates along 2010 shall not only continue to "unencourage" an increase in the demand for Term Deposit Certificates (CDTs), but shall reflect in a lower expense for interest. On the other hand, appetite for liquid deposits in the presence of a slow recovery of the economy shall continue to make saving accounts more attractive (and less current accounts).

Finally, the financial system investments in the second half of 2010 could constitute a downward risk for their profits if we take into account that most profits generated in 2009 and in the first half of 2010 were the consequence of the good performance of fixed income investments. In the presence of a drop in credit demand of agents and an increase in credit risk premiums associated to the portfolio in 2009, the financial system increased its participation in fixed rate investments and benefited from important valorisations. For the second semester of 2010, Corficolombiana considers that a higher growth rhythm of the portfolio, a greater TES offer and a gradual normalisation of inflation may generate a slight decrease in the participation of fixed rate investments and in profits obtained by the system through those investments.

MAIN FIGURES OF THE CORPORATION

Balance General

As of the closing of the first half of 2010 the Corporation reached total assets of $6.596.879 million, that means an 11.52% increase vs. December 2009 and an annual growth of 66% compared with June 2009. The most representative item is that of investments, with $5.040.446 million that represents 76% of total assets and grew 5% in the first semester of the year. Within investments, $2.686.640 million correspond to variable income investments including valorisations, and $2.353.805 million to fixed rate investments.

As of June 30, 2010 liabilities of the Corporation recorded a balance of $3.990.356 million, increasing 17% with respect to December 2009 and doubling its value vs. The first

half of 2009, mainly due to an increase in the interbank funds purchased and repos and passive simultaneous operations that amounted the sum of $1.714.409 million. With respect to deposits, including Term deposit Certificates cdt's and savings accounts, they were greater in $248.745 million vs. the figure at the closing of 2009 and $350.885 vs. the first half of the former year. The behaviour of liabilities with cost during the year there is a higher growth in long term deposits Behaviour of liabilities with cost during the year shows a greater growth in long term certificates and a decrease in the capture rate of 63 basic points.

The equity of the Corporation as of June 30 of 2010 was $2.606.522 million, 4% higher than the amount as of the closing of 2009 and 21.32% to the value recorded on June 30, 2009; this variation is explained basically for increases in the reserve account. The equity level of the Corporation locates the Corporation in the fourth place within the total of the financial system and after the equities of Bancolombia, Banco de Bogotá and Davivienda banks.

As of the closing of the first semester of 2010 the solvency ratio is 24.34%, consequence of a technical equity of $1.774.360 million and assets weighted by risk level of $ 7.291.132 million. This ratio decreases with respect to former periods due to the new rating made of investments in participative securities within the Bank book and the Treasury book according with the instructions given by the Superintendence of Finance.

Losses and Profits

The Corporation in the first half of 2010 obtained a net profit of $264.941 million, that overcomes in 92% profits generated in the same period of the former year and that places the Corporation in the third place within the financial system. The most important item within the status of results of the Corporation is that of valuation of participative securities; additionally, income for dividends and the excellent behaviour of the financial margin stand out. Most of the income that compose the result of the Corporation come from the operation of its businesses both of investment and financial, reflecting the strengthening of its productive assets. It is important to stand out that income for valuation, not being fiscal revenues, are not susceptible to be distributed as dividends in cash.

DATE	NET PROFIT
June-07	105,263
Dec-07	100,399
June-08	97,312
Dec-08	127,466
June-09	138,266
Dec-09	520,096
June-10	264,941

Amounts in million Pesos

FILE No. 823437

As of the closing of June 2010 the net operating result was of $264.696 million, originated by the income of dividends, the valuation of investments, valuation of derivatives, trading and commissions.

DATE	NET OPERATING RESULT
June-07	76,397
Dec-07	54,429
June-08	61,826
Dec-08	118,459
June-09	131,959
Dec-09	520,268
June-10	264,696

Amounts in million Pesos

The investment business in participative securities generated gross income for $261.026 million in the first semester of the year, $156.757 million that correspond to valuation of investments (Promigas, Empresa de Energía de Bogotá, SIE and Tablemac), $93.121 million, income for dividends and $10.175 million correspond to profit in sale of stock. Within the valuation item there are $22.877 million that correspond to dividends of the companies rated as negotiable and that have an income that is entered in books by the valuation account, the difference comes from changes in the negotiability of the stock or variations in price.

The investment bank area participated in the net operating result with income for $2.705 million.

As for the financial business, it obtained a result of $44.717 million of financial margin, higher in 19% to that result of the same period of the former year. Treasury business that includes portfolio valuation, valuation of derivatives, trading and foreign currency market generated gross income for $91.621 million, practically remain the same vs. the first half of the former year; on the other hand, the financial expense decreased in 17%, notwithstanding increasing the liabilities average with cost in more than 100%, that reflects the effort made to decrease the average interest rate.

The private bank area generated commissions in the first semester of the year for a value of $2.714 million, exceeding in 7% the result obtained as of June 2009.

In the first half of 2010 disbursements for personnel and general expenses were made for $23.177 million that represent a decrease of 6.84% vs. the same period of the former year and of 11% vs. the second semester of 2009. It is important to mention that administrative expenses are covered in more than 200% by income different to the dividends and to the valuation of variable income investments.

INVESTMENTS BUSINESS

Capital Investments

The main business of Corficolombiana is the administration of its capital investments portfolio. Therefore, since 2008 a strategy has been designed that allows the acquisition and maintenance of stock control positions and/or significant influence on the decisions of the companies. Also, through its active presence Corficolombiana looks for income growth, increase of operating efficiencies and optimisation of the capital structure through time.

Fundamentals of the strategy may be summarised in the following points:

(i) Generate a return of permanent and growing investment
(ii) Create value through investment in sectors considered strategic (infrastructure, Energy and Gas, Hotels, Financial and agriculture-businesses);
(iii) Distribute the whole of the value generated by capital investments to the corporation stockholders.

Composition of the Porfolio and its Main Investments

Under the business model, Corficolombiana has focussed its portfolio in five sectors of the economy, focussed on businesses with a low risk profile and growing and predictable cash flows. As of June 30, 2010, the portfolio composition measured by its value in books showed that 9% of the investments were located in infrastructure, 54% in energy, fuel and gas, 6% in hotels, 8% in the agriculture and cattle industry and 16% in the financial sector. The following Investments listed represent 100% of the investment portfolio (see Graph 1).

Graph 1. Investments composition Corficolombiana - CFC by Value on Books
Source: CFC Investments Area


Energy, Fuel & Gas 54%
Agroindust 8%
Financial 16%
Hotels 6%
Infrastructure 9%
Other 7%

General Income generated by Capital Investments

In the first semester of 2010, thanks to the continuous performance of adequate entrepreneurial practices, the portfolio companies closed the semester with very good results, complying with the established budget.

In the following table income generated by capital investments appear, according with its main items. The different income sources for the Corporation are the reflection of our investment strategy that looks for maintaining a balance between two types of companies: (i) companies with a high cash generating capacity (dividend distribution) and (ii) companies that have high value creating capacity (high valuations in time).

Table 1. Corficolombiana revenues for the Variable Income Investments Portfolio

Item Amounts in Million Pesos	2007	2008	2009	Jun-10
Dividends	136.786	206.318	196.499	93.121
Valuation	3.824	5.022	469.274	156.757
Profit in Sale of Stock	10.458	23.373	16	10.175
Commissions and other	4.392	1.779	998	973
Difference in change	10.591	-	-	0
Total Income for type of item	**166.051**	**236.492**	**666.787**	**261.026**

Source: CFC Investments Area

Income for Dividends

Income for dividends in the first semester of 2010 was of $93.000 million pesos that correspond to 36% of total income. As it appears in the following table, five real sector companies and three investments of the financial sector generated 82% of dividends received during the first half of the year.

Table 2. Income for Dividends (I Semester 2010)

COMPANY	DIVIDENDS RECEIVED (million pesos)	PERCENTAGE OF TOTAL INCOME
PISA	24.080	25,86%
EPIANDES	17.578	18,88%
PROENERGIA INTERNACIONAL S.A.	9.791	10,51%
LEASING CORFICOLOMBIANA	6.760	7,26%
FIDUCIARIA CORFICOLOMBIANA	5.861	6,29%
HOTELES ESTELAR S.A	5.068	5,44%
GAS NATURAL	4.650	4,99%
BANCO DE OCCIDENTE	2.818	3,03%
OTHER (20 INVESTMENTS)	16.515	17,74%
TOTAL	**93.121**	**100,00%**

Source: Investments Area of Corficolombiana

It is important to stand out that companies on which the Corporation has participation maintain their growth trend in their results that allows them to produce better dividends as it appears in Table 3: dividends decreed for the first half of 2009 compared to dividends decreed during the first half of 2010 increased 13%.

Table 3. Dividends decreed First Half of 2009 vs First Half of 2010

EMPRESA	DIVIDENDS DECREED I SEMESTER 2009 (million pesos)	DIVIDENDS DECREED I SEMESTER 2010 (million pesos)
PROMIGAS S.A.	29,527	28,035
PISA	17,039	24,080
EPIANDES	13,215	17,578
SIE		10,402
EMPRESA DE ENERGIA DE BOGOTA	11,783	11,107
PROENERGIA INTERNACIONAL S.A.		9,791
LEASING CORFICOLOMBIANA	4,835	5,532
GAS NATURAL	4,234	4,650
FIDUCIARIA CORFICOLOMBIANA	3,796	5,861
LEASING DE OCCIDENTE	12,060	
OTHER INVESTMENTS	23,530	18,339
TOTAL	**120,019**	**135,374**

Source, CFC Accounting Area

Income for Valuation

Income for valuation corresponds to the record of income for changes in negotiability in the Stock Market of stock or variations in price. As of the first semester of 2010 this income amounted $ 157.000 million pesos, that represent 60% of income received in the period; and was the result of changes in the price of negotiable stock, among which are Promigas, EEB, SIE and Tablemac shares.

Six of the companies of the real sector that conform the portfolio are registered in the Stock Exchange of Colombia and represent 37% of the value on books of the portfolio. Their rating according with their level of negotiability in the Stock Market appears in the following table:

Table 4. Rating according with Level of Negotiability in the Stock Market (June 2010)

Rating by negotiability	Share	Opening Price Jan 1/2010	Closing Price June 30/2010	Valorisation first half of 2010
	SIE	14,000.00	14,340.00	2%
HIGH	**BVC**	29.50	35.80	21%
	EEB	119,980.00	125,400.00	5%
MEDIUM	**Mineros**	5,600.00	6,000.00	7%
	Promigas	35,500.00	33,000.00	-7%
	Gas natural	100,000.00	95,000.00	-5%
LOW	**Banco de Occidente**	27,780.00	30,600.00	10%

Source: CFC Investments Area

Companies of the portfolio that call out in the Stock Exchange performed well during the first semester of 2010. It is important to emphasize the valorisation of the Stock Exchange of Colombia BVC and Banco de Occidente.

Banco de Occidente share has captured in its price the positive expectations of the merger that was formalised during the semester with Leasing de Occidente. The new entity looks for increasing profitability, not only lowering administration expenses but optimising the financial cost.

Profit in Sale of Stock – Colombina and Tablemac

- Although the re-acquisition of the participation Corficolombiana had in Colombina S.A. (7.53%) was formalised in December 2009, given the form of payment, income was recorded corresponding to monthly aliquots during the first half of 2010 for Cop$1,757 million.

- During the months of May and June favourable conditions were present for making the sale of Corficolombiana's participation in Tablemac (11.88%), considering that it was not a strategic investment for the Corporation given that its acquisition was the result of a dation in payment.

Management First Semester of 2010

Corficolombiana has a solid growth history what is corroborated by with the development of at least one new project or business in each of the key sectors for 2010. It is expected that its future growth depends on the development of new projects and on the expansion in sectors where it is present. Following is a brief description of each strategic sector on which Corficolombiana participates and a summary of the actions taken during the first half of 2010 in the companies where it has control.

1. INFRASTRUCTURE CONCESSIONS

The infrastructure sector has constituted as the leader sector being directly bound to the development of the country. This sector is characterised for having regulated revenues and a relatively low risk profile. Corficolombiana is the biggest investor in road concessions of Colombia and has actively participated in this sector since the 90's. The main investments in the sector are as follows:

Table 5. Composition of the Infrastructure Sector

Company	CFC Participation	In Stock Exchange/ Negotiability	Control
PISA	**88.25%**	Not listed	X
Coviandes [1]	**60.00%**	Not listed	X
Ruta Del Sol [2]	**33.33%**	Not listed	
Tibitoc	**33.33%**	Not listed	
Aerocali	**33.33%**	Not listed	

Source: CFC Investments Area

[1] Corficolombiana has 60% of the Bogotá- Villavicencio (COVIANDES) concession through EPIANDES

[2] Corficolombiana has 33% of section 2 of Ruta del Sol road through EPISOL (contract subscribed on January 14, 2010)

PISA

PISA is a Colombian company that was the first contractor of the first road concession contract signed in the country. The initial road concession contract was signed on December 30, 1993 to repair, administrate, maintain and operate the Buga-Tuluá-La Paila road. In November 2006 a new contract for the extension of the double traffic lane in the La Paila-La Victoria road, thus completing an extension of 80 kilometres of roads in the Valle del Cauca Department.

In 2010, PISA has executed approximately 52,8% of the La Paila-La Victoria road works that has an approximate value of $140.000 MM. In 2010, the concession serviced the secondary roads of Tuluá and Bugalagrande and the double lane La Paila road. Also approximately 86% of the execution of the repair of the existing road lane La Paila-La Victoria is ready. This work has been done with resources from the second bond issuance made in May 2009 for the sum of $80.000 MM.

Estudios y Proyectos de los Andes S.A. – Epiandes (Coviandes)

This is a holding company with its main investment in Concesionaria Vial de los Andes S.A. (Coviandes), controlled by it through a majority participation of 60%.

FILE No. 823437

Coviandes is the concessionary with a contract since 1994 with Instituto Nacional de Concesiones (INCO) for the administration, operation and maintenance of the road that communicates Bogotá with Villavicencio. It has been categorised as the first national concession having one of the greatest traffics in Colombia, with an average of 21.000 vehicles per day. At present it has 86 Kms of road built with 3 tunnels, 4 intersections and 52 bridges/viaducts.

On January 22, 2010 a negotiation with Adicional No.1 company was possible with INCO for the development of the Double Lane project for the Bogotá–Villavicencio road, agreeing the construction of 45,5KM in double lane in the sector El Tablón – Chirajara with 19 tunnels, 27 bridges and viaducts in order to increase road capacity and reduce driving time in approximately 25 minutes, with an estimated cost of $ 900 million dollars.

By the end of the first half of the present year, Coviandes received Premio Nacional de Ingeniería 2010 (National Engineering Prize 2010) for the study and design of the double lane project for the Cáqueza and Chirajara stream sector.

2. ENERGY, GAS AND FUEL DISTRIBUTION

This is a key sector for the economic development of the country, it is characterised by being a sector with stable regulation, and it develops natural monopolies with predictable income. Companies focussed on this sector own a high operating flow; they have the capacity for the development of new projects and the expansion to new products and markets. Key investments in the sector appear in the following table.

Table 6. Composition of the Energy, Fuel and Gas Sector

Company	CFC participation	In Stock Exchange/Negotiability	Control
Concecol	**99.99%**	Not listed	X
Gascop	**80.00%**	Not listed	X
Transoriente	**20.00%**	Not listed	
Promigas	**14.39%**	Low	
Terpel (a través de SIE* y Proenergía)	**13,8%**	Not listed	
EEB	**3.81%**	Medium	
Gas Natural	**1.68%**	Low	

Source: CFC Investments Area

* SIE is listed and has high negotiability as of April 2010.

Colombiana de Concesiones y Licitaciones LTDA – Concecol

Concecol is a holding company with an investment portfolio in concessions and infrastructure projects among which Sociedad Aeroportuaria de la Costa S.A. stands out.

From 2009, Concecol became an investment vehicle to participate in low risk and defined profitability projects of the energy sector. In December 2009 Concecol LTDA acquired a Gas Plant for an amount of COP $ 35.574 MM, located in the North of Neiva city, at Dina Field that began operating in April 2010.

Gascop

GASCOP is a company incorporated in Lima on April 2009 with the purpose of developing a natural gas distribution pilot program in the North of Peru. It has a signed contract for gas and owns a gas compression plant located in a boundary area to Lote II of the Monterrico Oil Company in Talara (Peru), that shall deliver vehicle natural gas necessary for the cities of Piura and Chiclayo, and satisfy the industrial demand for gas of some of the main companies in the region.

In the first half of 2010 GASCOP signed a Take or Pay contract with the SAB Miller beer company Backus in order to deliver its natural gas for the following 5 years. The company also assembled the mother compression station and two service stations in order to begin operations in the second half of 2010.

3. HOTELS

This sector is exposed to the economic cycle through the most important company in the corporate segment, Hoteles Estelar hotel chain.

Table 7. Hotel Sector Composition

Company	CFC participation	In Stock Exchange/Negotiability	Control
H. Estelar	**84.91%**	**Not listed**	**X**
Santamar	**84.55%**	**Not listed**	**X**

Source: CFC Investments Area

Hoteles Estelar S.A.

Corficolombiana is present in the hotel sector through its participation in Estelar (84,91%). Estelar is a company specialised in hotel promotion, administration and operation, and the development of real estate activities. The Estelar chain is rated as the national leader company in the corporate and conventions hotel sector. At present it owns

more than 1.900 rooms distributed in seventeen (17) hotels in Colombia, in the 9 main cities of the country and one operation in the Peruvian city of Arequipa.

Hoteles Estelar is at present implementing its growth strategy where the main expansion focus is the business travel/trips and conventions segment. This strategy goes together with the extension of the hotel operation contracts base and investment in already operating hotels. Additionally, Estelar participates in new projects through capital contributions on the investment total, assuring the project operation contract and increasing its availability in more than 300 rooms for 2010. In February it began operating 108 rooms in the Altamira Hotel in Ibague city, in which hotel Estelar has an 11.86% participation, and in June 127 more rooms with Windsor House Hotel in Bogota, through an operation contract.

4. AGROINDUSTRY

Corficolombiana has found that the agro-industrial business offers long term returns and is a sector with growth opportunities. This is why it actively participates in the production of timber, palm oil, rubber and rice in an approximate total area of 25.600 hectares.

Table 8. Composition of the Agro-industrial sector

Company	CFC participation	In Stock Exchange/Negotiability	Control
Pajonales	**94.99%**	Not listed	X
Unipalma	**54.53%**	Not listed	X
Pizano	**39.99%**	Not listed	

Source: CFC Investments Area

Organización Pajonales S.A.

Is an agriculture and cattle company owner of 5.931 hectares in the Tolima department where agriculture, cattle, pisciculture, seed production and commodities activities take place. The Organisation has leaded and participated in the productive field, especially with crops like rice and cotton.

The Company also has a plantation of 4.340 hectares of rubber in Meta Department, where through Mavalle a total of 1.145 hectares were planted areas and a total of 283 hectares were re-planted, complying with the budget in 214% for the first half of 2010.

Unipalma S.A.

Unipalma is a company dedicated to the cultivation and extraction of products derived from the African palm. It has a seeded area of approximately 4.300 hectares distributed in two plantations in Cumaral, Meta and Paratebueno, Cundinamarca.

In the first semester of 2010, the re-seeding process of the plantation continued, and at present a total of approximately 2.600 hectares have been renewed, this is 60% of the total net area. A business plan was also developed to enhance sales of company seeds, taking advantage of the brand recognition, the quality of their genetic material and their greater endurance to illnesses as putrefaction of the heart of the plants. The new strategy looks for taking the quality of the vegetal material of Unipalma through its seeds, not only to the different palm regions in the country but also to international markets.

Pizano S.A.

Is one of the biggest timber derivatives production companies in Colombia. The company manufactures Plywood Sheets, Raw Particle Panels, Decorative Laminated, Lined, doors for interior use and ready to use furniture among other aggregate value products. Additionally, the company owns forest plantations that provide raw materials that shall gradually substitute the traditional source at Uraba.

Pizano began industrial investments in the first half of the year with the purpose of optimising the use of the raw material it will draw out of own plantations. Additionally, the company is making marginal investments to be able to extend the Aggregate Value products line given the important demand recorded from its beginning in May 2009.

5. FINANCIAL SERVICES
6.

Corficolombiana through its subsidiaries offers trust, leasing, securities brokerage and offshore banking services to its clients (see table 8). During the first semester of 2010, financial subsidiaries received the benefits of a strategy for the approximation to their home office, taking advantage of the knowledge, experience and recognition Corficolombiana owns in the national capital market through its Treasury.

The active and passive management, investment advice and the analysis of synergies between subsidiaries and between subsidiaries and their home office, has been a joint effort that has united different Corporation areas and that is channelled through the treasury committees, investment committees and in the Boards of Directors of each of the financial subsidiaries.

Table 9. Composition of the Financial Sector

Company	CFC Participation	In Stock Exchange/Negotiability	Control
Banco Corficolombiana Panamá	**100.00%**	Not listed	X
Fiduciaria Corficolombiana	**94.50%**	Not listed	X
Leasing Corficolombiana	**94.50%**	Not listed	X

Casa de Bolsa	**38.95%**	Not listed
Banco de Occidente	**6.13%**	Low
BVC	**3.36%**	High

Source: CFC Investments Area

Leasing Corficolombiana

Leasing Corficolombiana, subsidiary of Corficolombiana, has been operating for more than 18 years offering different assets financing products among which are the following: Financial Leasing, Operatiive Leasing, of Importation and re-discount, and ordinary portfolio.

During the first semester of 2010 it began implementing a strategy that looked for re-composing the liabilities structure of the company to optimise its cost, simultaneously extending the funding curve of the company. As a result, the company began to actively participate in the Colombian capital market and at present approximately 30% of its capture comes from the institutional market.

Leasing de Occidente - Banco de Occidente

From the formalisation of the merger by which Banco de Occidente absorbed Leasing de Occidente, the 429.474.513 shares that Corficolombiana S.A. owned in this last entity, corresponding to 45.24% were exchanged for 8.842.303 shares of the first one.

Due t o the aforementioned, the participation percentage of Corficolombiana S.A. in the social capital of Banco de Occidente increased from 0.25% to 6.13%, equivalent to a total of 9.188.617 registered shares with nominal value of $30 each.

Investment Banking

The good situation of fixed and variable rate internal markets and the recovery of the economy are the main factors that have allowed the Investment Banking Unit of the Corporation to maintain a high execution level along the year. In the first half of 2010 business activity has closely followed the main economy engine and has concentrated in infrastructure projects. During all the time market liquidity conditions have been extensive, increasing the appetite for assets in the capital market (especially of fixed rate) and bank credit. As usual in Investment Banking activities, this change in market conditions also alters the focus of the area businesses. Thus, during the year, market environment opened financial possibilities and the opportunity for the development of new projects that allowed the consolidation of Corficolombiana as leader in financial advisory in the local market.

During the months elapsed of 2010 the Corporation continues to lead the structuring and distribution of syndicated credit operations in the bank market, in this case with a particular emphasis on infrastructure projects.

On the other hand, the Investment Banking area continues to support the Economic Research area as a base tool for the identification, evaluation and execution of the different transactions, which are at present in the materialisation process. Finally, this area continues to develop new analysis and opinion tools through market research reports and stock analysis; and forums and the participation in the national economic debate.

FINANCIAL BUSINESS

Treasury

Banco de la República, the Central Bank, continued with an expansive monetary policy lowering interest rates 150 basic points from 4.5% in June 2009 to 3.0% in June 2010 obtaining a decrease of 700 basic points since the beginning of its expansionist cycle in December 2008. The adequate reading of these policies and of market behaviour (counter-cyclic in fixed rate) allowed the Treasury of the Corporation to generate historically high operating profits in the first half of 2010, for an amount of $44.717 million, being cautious in risk management.

In the first half of 2010 opportunities in fixed income markets continued due to the rate reduction situation in pesos and dollars, derived from expansion policies by the central banks that began from the third quarter of 2008 with the purpose of facing the global crisis.

Corficolombiana consolidated as one of the leader participants in the public debt local market being present within the Ministry of Finance and Public Credit Market Creators scheme, occupying the 9th place in the general ranking as of June 2010 and with a participation of 5.39% of the primary market and of 8.0% of the secondary market (SEN).

As of the closing of the first semester of 2010, the fixed rate investment portfolio of the Corporation amounted $2.353.805 million with a growth of 7.04% vs. the closing of December 2009. The portfolio mainly increased in indexed securities based on that according with the macro-economic evaluation it has been considered that the inflation level is in a historic floor.

In the first semester of 2010 the foreign exchange table consolidated as the first counterparty by volume negotiated according with figures of the Stock Exchange of Colombia - BVC. This position enhances and prompts the leadership of the Corporation in the Peso-Dollar market.

Those volumes have grown with an important dynamics thanks to the strategy generated with the corporate table of creating very competitive prices in the different products offered and the obtaining of new clients to increase operating volumes.

In the spot market a participation of 15.5% was maintained as of the closing of June 2010, and in the forwards market the participation was of 6.8%, with a peso-dollar derivatives portfolio for the sum of US$ 2.272 million, practically the same value obtained by the end of 2009.

On the other hand, as a strategy in the funding issue once the maturity term for Term Deposit Certificates CDTs was reduced during 2009 with the purpose of re-pricing resources in a faster way, during the first half of 2010 the company began to capture resources at higher terms from 18 months to 3 years and in indicators as DTF, IPC and including fixed rate, taking advantage of the low levels in interest rates that have been maintained during all the first semester of the year and reaching a cost rate of CDTs as of June 2010 of 4.52%, 63 basic points lower than that recorded in December 2009 of 5.15%.

The aforementioned allowed the generation of a greater profitability due to the decrease in funding costs additional to the management of the investment portfolio, and begin to obtain a greater duration of the CDTs portfolio.

Private Banking

The Private Banking Unit as of June 2010 manages resources for the Corporation and its subsidiaries for an amount near to $837.273 million that represent a growth greater than 12% vs. the value as of the closing of December 2009. This behaviour was mainly influenced by the resources administered in the Casa de Bolsa portfolios (AVAL Group broker).

The strategy for bringing new clients allowed that deposits captured for the Corporation through term deposits grew 3% during the first half of 2010, recording as of the closing of June 30 a balance of $343.890 million. The capture average rate of resources administered by the Private Banking as of the closing of June was also 4.02%, representing a decrease of 96 basic points vs. December 2009.

Deposits administered for our subsidiary Leasing Corficolombiana closed with a balance as of June 30 of $146.558 million, representing a decrease due to a change in the capture strategy.

With respect to resources administered in the joint portfolios of our subsidiary Fiduciaria Corficolombiana, they present a 17% decrease on average balances vs. the closing of the immediately former semester; this decrease was mainly due to the high volatility in market rates that originated a decrease in profitability.

In operations made for Casa de Bolsa great dynamics were present during the first half of the year, the development of new products and the consolidation of strategies allowed the generation of commissions for an amount of $1.200 million, an amount 18% higher than those figures recorded in the second half of 2009. Good growth was supported in the third parties portfolio administration activity that is much more consolidated, the dynamics

presented by the stock market and the taking of stockholders' profits in public debt securities originated in the attractive valorisation recorded by these papers along the semester.

COMMERCIAL ACTIVITY MARKETING

During the first half of this year the positioning strategy continued focussed in presenting the Corporation as a solid strategic investor focussed in the generation and structuring of investment opportunities; a strategy with the Economic Research Area was also developed to strengthen its presence as opinion leader before the media.

The presence of the Corporation was enhanced in the main economic and infrastructure forums of the country through the patronage of first level international lecturers and the intervention of Corficolombiana officials. As a complement to the academic part, a marketing plan was developed supported with technologic innovations and focussed on the strengthening the image of the Corporation as a solid investor.

The commercial team was implemented and trained in the CRM application sales module and user manuals were developed as change management workshops for the Corporation and its subsidiaries.

With respect to Web sites we continued developing new designs and also in new navigations and uses for public websites of the Corporation, Leasing and Fiduciaria. On the other hand we massively sent to clients, suppliers and officials, information on the products portfolio, invitations to events, compliments and communication campaigns both internal and external.

As a result of the Market research made during the former semester to Banca Privada and Leasing Corficolombiana, the market segmentation strategies were developed during the first months of the year, together with client prospects and plans for new products.

FINANCIAL SUBSIDIARIES

Fiduciaria Corficolombiana

Results obtained by Fiduciaria Corficolombiana in the first half of 2010 were important, reaching an equity return for its stockholders of 25.77%. Net profit for the period was $6.386 million vs. the sum of $6.984 million obtained in the second half of 2009; this indicates a slight decrease of 8.56%. Income for commissions and fees in the first half of 2010 resulted in a value of $17.393 million with a 6% drop vs. income of the second half of 2009.

The value of assets administered of $7.2 billion as of the closing of the first semester of 2010 places Fiduciaria Corficolombiana within the first ten fiduciaries in the administration of trusted assets in the country. With respect to the balance it must be indicated that the equity of Fiduciaria Corficolombiana as of the closing of the first semester of 2010 was of $49.564 million, indicating a 0.50% growth vs. the second semester of 2009 when the equity reached a value of $49.318 million. Total liabilities amounted $50.336 million and assets $ 99.900 million, which amount includes $89.170 million of the own portfolio of the Fiduciaria.

During 2010 Fiduciaria Corficolombiana shall continue with the strategy of structuring the Private Capital Funds (Fondos de Capital Privado) together with Corficolombiana and Pensions and Foreign Currency Joint Portfolios (Carteras Colectivas en Pensiones y Moneda Extranjera). Additionally the focus of the Corporation is oriented to be the main player in Investment Bank in the country and the trust company (Fiduciaria) is the vehicle for projects requiring fiduciary schemes.

Leasing Corficolombiana

Ending the first half of 2010 the company recorded an increase of 3.44% in the balance of Assets in Leasing and Net Credit Portfolio, from $503.943 million in December 2009 to $521.284 million as of the closing of June 2010.

Also, as of the closing of the period mentioned, profits amounted $5.686 million representing a 3.36% decrease vs. results obtained at the end of the second half of 2009; this is related to the historic trend of increasing results for the second semester of the year., especially taking into account that for this time an election period was ongoing and this usually means some recess in investment projects and therefore demand for credit.

As of June 30, 2010 the due portfolio indicator was of 3.69% presenting a decrease vs. the due portfolio indicator of 3.78% obtained in December 2009. This is mainly due to the process under way with respect to management of collections as a strategy for the normalisation of the portfolio and an adequate risk selection.

Total expense for portfolio provisions and leasing contacts was of $7.190 million on June 2010, with a 15.33% decrease vs. the provisions expense recorded in the second semester of 2009, notwithstanding External Circular Letter 035 issued in September 2009 by the Superintendence of Finance entering into force, whereas the present system for provision calculation is modified. This new scheme generated additional monthly provisions for an amount of $50 million in average.

As of June 2010 equity recorded a value of $70.051 million representing a decrease of 0.72% with respect to the figure obtained in December 2009 and an increase of 2.41% compared to the closing of June of the former year. Equity profitability in the first half of the year was 16.12% and the solvency indicator closed in 12.99%.

Of the 2009 Bond Issue with an approved global quota for $500.000 million, the placement of a first section for an amount of $86.332 million took place.

Banco Corficolombiana (Panama)

The financial operation recorded a US$ 520 M profit in the first semester of 2010 with a positive variation of 528% with respect to the same period in 2009. Market conditions allowed the carrying out of paper sale and purchase operations with favourable results for the Bank in its financial balance. Also, the investment portfolio composition allowed an adequate equity position.

Assets closed in US$ 38.9 M with 97% participation in Investments that were financed by deposits of the public for US$ 31.5 M and a stockholders ´equity of US$ 7.3 M.

Consequently, Bank liabilities closed in US$ 31.5 M totally explained by client's ´deposits. The equity recorded an increase corresponding to profits of 2009 that amounted to US$ 741 M.

The business model of the Bank is maintained as investment vehicle, developing alternatives in the treasury area and in commercial management.

RISK ADMINISTRATION

Credit Risk Administration System (SARC)

Provided that at present the Corporation has no portfolio in its balance, Corficolombiana's SARC has served as a base for the business analysis of the business lines of currency desk, investments in the real sector, investment banking and portfolios administration.

Market Risk

The control structure as fundamental principle has the adequate function segregation among the activities of the front, middle and back offices.

Appropriate technology resources exist for controlling and monitoring treasury risks particularly market risk measurement and valuation of fixed rate, foreign exchange and derivatives investment portfolios.

The Corporation has a quota module that allows the control of risk positions by portfolio and the compliance with policies of maximum terms authorised. Additionally, the Middle Office produces daily reports on limit compliance and submits a monthly report to the Board of Directors on limit compliance.

A committee with members of the Board of Directors has also been organised and meets when important market events that affect results take place, and to take decisions on the portfolio.

These tools allow an adequate management of risks inherent to the treasury business. The Corporation has also invested in training personnel working in risk management and counts on an adequate and sufficient structure.

Liquidity Risk

In the Risk Committee (ALCO) the weekly flow is studied to determine the liquidity profile of the Corporation of the present week and future weeks. Short and long term internal indicators also exist with limits established and monthly monitored by the Board of Directors and detailed in the notes to the financial statements and that allow an adequate management of this risk.

During the first half of 2010, liquidity risk management was based on the compliance with External Circular Letter 016 of 2008, that modifies Chapter VI of External Circular Letter 100 of 1995 and establishes the Rules Relative to the Liquidity Risk Administration System (Reglas Relativas al Sistema de Administración de Riesgo de Liquidez (SARL). From January 2009 the Liquidity Risk Indicator IRL has been reported to the Superintendence of Finance, evidencing that the Corporation owns liquid assets adjusted by market liquidity, foreign exchange risk and required cash reserves (ALM) to sufficiently back up its liquidity requirements.

Credit Risk

This risk is managed, particularly in the treasury business, through the approval of quotas that are distributed in different categories depending on the type of product and that may be combined in certain events as explained in the notes to the financial statements.

In order to guarantee and monitor compliance with these quotas, the Corporation has tools like the system quota module where treasury operations are recorded and is additionally complemented with the counterparty quota modules of the transactional systems that are also administrated by the risk area.

Internationally accepted technical methodologies exist for the assignment of quotas both for financial sector entities and non financial sector entities.

Operating Risk

The Corporation owns an Operating Risk Management System that is composed by the following elements:

1) Risk maps: This element allows the identification of risks associated to each of the processes and the controls that alleviate them.

2) Event recording: Data base of operating risk events occurred in the Corporation. The summary of the conformation of this base is as follows:

Type of event	# of records
Faults in processes	278
Faults in Systems	105
Other	48

Process	# of records
Mission	321
Support	93
Strategic	17

Type of Loss	# of records
Type B (With no impact on P&L)	357
Type A (With impact on P&L)	39
Type C (Nearly loss)	35

The 39 events recorded as Type A amount $868 million.

3) Indicators. The operating risk monitoring process is made through indicators that are measured monthly.

Asset Laundering Risk

The asset laundering risk and the risk of financing terrorism are defined as the possibility of economic loss or harm to the good name that the Corporation could suffer should it be used as an instrument for asset laundering and/or the financing of terrorism.

By virtue of the foregoing and conscious of its compromise to fight against criminal organisations, in compliance with the corresponding regulations issued by the

Superintendence of Finance of Colombia, the Corporation owns a System for the Management of Asset Laundering and Financing of Terrorism - SARLAFT, that is mainly integrated by stages and elements that contain the policies, procedures and methodologies for the identification, evaluation, control and monitoring of these risks and for knowing the client and its operations with the entity, monitoring of transactions, training of personnel and cooperation with the authorities. This system is contained in the SARLAFT Manual approved by the Board of Directors.

During the first half of 2010 identified risks and controls were evaluated and results monitored; No expositions to higher levels of asset laundering risks and financing of terrorism were observed in the process. Also, actions were taken for the implementation and support of control mechanism in entities that are part of the capital investment portfolio of the Corporation. During the period, technologic tools the organisation has for the administration of clients' information were also enhanced.

Supervision of controls for preventing these risks is carried out by the Compliance Officer and his/her substitute; The Management and the Board of Directors also supervise through the reports submitted by the Compliance Officer. Additionally, the Comptrollership and the Statutory Auditor Office make their evaluations in order to verify if internal controls established are efficient for preventing the risks.

Juridical/Legal Risk

With respect to juridical type contingencies recorded by the Corporation, claims under the corresponding processes have been evaluated in conformity with the instructions given by the Superintendence of Finance of Colombia, based on the analysis made by the entity and the opinions rendered by the lawyers in charge of the corresponding processes.

Based on the aforementioned analysis and opinions, at present contingencies recorded as of higher value are rated as remote and do not represent an imminent risk that may affect the financial statements of the entity.

ADMINISTRATIVE CONDITION

As of June 30, 2010, Corficolombiana had a payroll with 273 employees, with a decrease of 1,4% vs. the 277 employees it had as of the closing of 2009. The management by competencies model was structured that promotes the efficient performance of the people in the organisation and the organisation atmosphere/climate was measured by the Great Place to Work company with satisfactory results.

During the first semester of 2010 the Corporation states a re-directing in the Commercial Banking (Banca Comercial) strategy and the Currency Desk that results in the

preparation for changes with respect to the structure and the corresponding physical adaptations.

We continued reinforcing all other business areas and also with the expense rationalisation strategy.

TECHNOLOGIC PROGRESS

During the first half of 2010 projects for assuring the support of the efficient and safe operation of the Corporation were undertaken: Following is a summary of the most important projects:

- The CRM PeopleSoft solution was implemented in issues related with the only customer and sales modules in March 2010.
- We made progress in the construction of the new transaction website of the Corporation and its financial subsidiaries ending the development stage and beginning the tests stage.
- We implemented the Deceval National Numbering Agency project (Agencia Numeradora Nacional de Deceval) with which all securities have one only identification code at global level.
- We implemented the centralised module for the administration of cautionary/provisional lists and the authorising module.
- We implemented the necessary requirements for the compliance with circular letter 4 of the Superintendence of Finance that regulate the treasury business.
- We implemented all processes related to circular letter 38, Internal Control System with respect to Technology Management.

In compliance with numeral 4 of article 47 of Law 222 of 1995, modified by Law 603 of 2000, Corporación Financiera Colombiana S.A. totally applied the regulations on intellectual property and copyright. Products and programs covered by copyright have been duly licensed.

REPORT ON COMPLIANCE WITH CIRCULAR LETTER 052

In compliance with the provisions of External Circular Letter 052 of 2007 of the Superintendence of Finance, "Minimum security and quality requirements for the handling of information through distribution means and channels of products and services for clients and users", Corporación Financiera Colombiana S.A. has established the necessary procedures for its compliance and finished the implementation of the requirements of the three phases defined by this circular letter. As provided, we submitted to the Superintendence of Finance the corresponding progress reports and we met additional information requirements.

FILE No. 823437

AUDIT COMMITTEE

The Audit Committee as the agency in charge of internal control evaluation, and in support to the actions of the Board of Directors for the implementation and supervision of the Internal Control System of the Corporation, celebrated the following meetings:

- February 1st, 2010, as it appears in Minute No. 43
- February 24, 2010, as it appears in Minute No. 44
- March 24, 2010, as it appears in Minute No. 45
- June 23, 2010, as it appears in Minute No. 46

Following are the issues, among others, that were studied in said meetings, in order to evaluate the internal control structure of the Corporation:

1. Financial statements as of the closing of December 31st, 2009, January 30, 2010 and May 31, 2010.

2. Condition of the portfolio as of December 31, 2009 and May 31, 2010.

3. Supervision of the implementation of and compliance with the norm related to the Asset Laundering and Terrorism Financing Risk Administration System SARLAFT, watching that necessary controls exist to prevent that the Corporation may be used as an instrument for the performance of illicit activities. The activities developed by the Compliance Unit were presented in the Committee.

4. Supervision of functions and activities of the Auditor Office based on the reports issued in the December 7, 2009 to June 11, 2010 period, on issues such as the following:

   - Reports issued by the Auditor Office to the different areas and subsidiaries of the Corporation of the financial sector and the real sector.
   - Reports and support in its information security processes
   - Follow-ups by the Auditor Office based on answers given by the different managers of evaluated areas.
   - Follow-up and control statistics to reports issued by the Auditor Office.

5. Review of the relevant documents received by Superintendencia Financiera de Colombia, with their corresponding answers by the Management.

6. Review of reports received from the Statutory Auditor Office with the corresponding answers from the Management.

7. Report by the President of the Corporation Dr. José Elías Melo Acosta, with respect to the disclosure and control of financial information of the Corporation, with his statement that no internal control deficiencies have been found, that have prevented the Corporation from adequately recording, processing, summarising and presenting the financial information and that no frauds affecting the quality of the financial information of the Corporation have occurred.

8. Presentation of the meeting minutes of the ALCO Committee for the period November 30, 2009 to May 31st, 2010.

9. Analysis and review of the time schedule and the activities to be developed for the compliance with External Circular Letter 038 of 2009issued by the Superintendence of Finance of Colombia on the instructions relative to the review and adaptation of the Internal Control System (SCI), thus:

9.1. Phase No I Control environment certified as of the closing of December 31st, 2009.

9.2. Phase II Elements: Information and Communication and Control Activities certified on June 30, 2010 that required the establishment, proclamation and application of:

- Policies and procedures for the generation, disclosure and custody of the entity's information.
- Accounting policies and procedures
- Policies and procedures for technology management
- Control activities
- Analysis of accounting information systems and of disclosures, as that of the technology that supports them, identifying relevant improvement actions.

As a result, we may observe the following:

- The control structure, environment and activities are according with the objectives of the Corporation offering the adequate security to manage the risks to which the entity is exposed.
- The activities of the Statutory Auditor Office independent with respect to the activities they audit, their scope satisfies internal control needs of the Corporation.
- Follow-up to the reports issued by the different control agencies (Superintendencia Financiera, Revisoría Fiscal (Statutory Auditing), Auditoria Interna (Internal Auditing) and I.T. Auditing) Auditoria de Sistemas.), warrant control quality in the Corporation.
- The financial information complies with applicable laws and regulations.

- The Corporation complies with the necessary and sufficient controls to prevent it from being used as an instrument for delinquent operations.
- Corficolombiana complies with the provisions of External Circular Letter 038 of 2009 of the Superintendence of Finance of Colombia, on review and adaptation of the Internal Control System (SCI) as provided in Phase No 1 Control Environment, and Phase II Elements: Information, Communication and Control Activities (it includes Internal Control System SCI of Accounting Management and Management of Technology) and time schedule with adequate progress levels for Phases III and IV; compliance with the aforementioned must be certified in September 30 and December 31st, 2010 respectively.

ASSETS LAUNDERING PREVENTION AND CONTROL SYSTEM

In compliance with the provisions of articles 102 to 107 of the Financial System Organic Statute and in chapter XI of title I of External Circular Letter 07 of 1996 Basic Legal Circular Letter issued by Superintendencia Financiera de Colombia, the Corporation has implemented the Asset Laundering Prevention and Financing of Terrorism Control System SARLAFT with the purpose of preventing the entity from being used to channel money coming from or with destination to delinquent activities.

The Corporation has a Compliance Unit within its organisational structure leaded by a Compliance Officer, with all human, technical and operating resources necessary for complying with its prevention and control mission.

During the first half of 2010 the Board of Directors and the Presidency evaluated the operation of the prevention system according with the reports submitted by the Compliance Official and the Statutory Auditor Office.

With respect to the cooperation with authority's duty the Corporation timely prepared the established reports for the Financial Information and Analysis Unit UIAF. Information requirements presented to the entity by the competent authorities were also complied with.

Among its policies, the Corporation does not exonerate any client or counterparty from filling the cash transaction form or from complying with the entailment requirements established in internal and external regulations.

FINANCIAL INFORMATION DISCLOSURE AND CONTROL SYSTEM

Complying with the provisions of article 47 of law 964 of 2005 on the responsibility of the legal representatives of securities issuers in the establishment and maintenance of adequate systems for the disclosure and control of financial information, during the first semester of 2010 no deficiencies in internal controls have occurred that have hindered the Corporation from recording, processing, summarising and adequately presenting the

financial information, nor frauds have occurred that have affected the quality of the financial information of the Corporation, nor changes in the financial information evaluation methodology.

NEW LEGAL PROVISIONS

1. Insolvency System for non retailer individuals

Congress of the Republic. Law 1380 of 2010, *"whereby the Insolvency System for Non Retailer Individuals" is established.*

The system pursues to allow the non retailer debtor individual with domicile in Colombia to apply for a legal and extrajudicial process that allows him/her to celebrate a payment agreement with his/her creditors in order to comply with his outstanding financial obligations of whatever nature, except those originated in alimony obligations.

With this System it is also intended to promote always good faith in financial and commercial relations of the non retailer individual.

2. Reinforcement of the health system

Congress of the Republic. Law 1393 of 2010, *"whereby revenues are defined with a specific destination for the health sector; measures are adopted to promote resource generating activities for the health sector; measures are taken to avoid evasion and elusion of health contributions, and resources are re-directed within the health system and other provisions are entered".*

The new regulation introduces modifications in some tax fees with the purpose of assigning additional tax resources received to the health sector.

In order to control evasion and elusion of quotas and contributions, it adopts different measures among which are the following:

1. The celebration and compliance with the obligations derived from service rendering agreements are limited to verification by the contracting party, affiliation and payment to of contributions to the social protection system under the terms established by law. The same condition is established for issued related to deduction for salaries or payments made to independent workers.

2. Incoherence in the tax return derived from the information on payments to the social security system shall be subject to sanction by way of inaccuracy.

3. For the effect of the base for health and pension contributions of workers, labour payments that do not constitute salary may not be higher than 40% of the total remuneration.

3. Schedule of Court Costs

Congress of the Republic. Law 1394 of 2010, *"whereby the Schedule of Court Costs is regulated"*

It creates de schedule of courts costs as a para-fiscal contribution intended to cover operation and investment expenditures of the administration of justice.

The schedule of court costs is caused to the favour of Consejo Superior de la Judicatura bound for the Modernisation, Relieving and Well Being of Justice Administration Fund (Fondo para la Modernización, Descongestión y Bienestar de la Administración de Justicia), and is generated in all civil, commercial executive processes and processes of the contentious-administrative when the amount of the claims has been estimated in an amount equal to or higher than two hundred (200) monthly legal minimum salaries and in the following cases:

1. For the compliance with the agreement by the parties in a transaction or conciliation that ends in advance an executor proceeding.

2. For compliance with a penalty passed in a decision of an arbitrator in case of recognition or authentication.

3. For compliance with obligations claimed in an executor proceeding of any nature.

The initial plaintiff or the plaintiff in reconvention benefited with the penalties or payments or their successors or assignees shall be in charge of the contribution, by way of universality.

The tariff is not charged in penal, labour, contentious occupational, family, of minors, of declaration character procedures nor in social security conflicts or constitutional control suits or those derived from the exercise of protection of rights (tutelas) and other constitutional actions nor to individuals of SISBEN levels 1 and 2.

4. Law for relieving judicial congestion

Congress of the Republic. Law 1395 of 2010, "whereby measures are adopted for relieving judicial congestion"

It contains various provisions that introduce reforms to the Rules of Civil Procedure, Rules of Procedural Labour and Social Security, the Rules of Penal Procedure, the Rules of Electoral Contentious Process, the Functions of Consejo Superior de la Judicatura and to the jurisdiction of the contentious administrative. It also contemplates new measures with respect to the extinguishment of ownership and impels conflict solution through the extrajudicial conciliation.

Article 119 modifies numeral 7 of article 127 of the Financial System Organic Statute (Estatuto Orgánico del Sistema Financiero) extending the faculty for the delivery of deposits without the requirement of probate proceedings provided for deposits in savings accounts, deposits in current accounts or of money represented in term deposit certificates or certified cheques for a total amount not exceeding the limit established in conformity with article 29 of Decree 2349 of 1965.

5. Professional Price Supply in financial markets

Ministry of Finance and Public Credit. Decree 985 of March 25, 2010, "whereby the price supply activity in the market, valuation of investments of entities subject to the inspection and vigilance of the Superintendence of Finance of Colombia are regulated and other provisions are issued".

It describes the professional supply of prices in the financial markets and indicates that it includes the creation and issuance of valuation methodologies and the professional rendering of calculation, determination or supply of information services for investment valuation. Additionally it establishes that the main objective of the latter is the calculation, accounting record and disclosure to the market of the fair exchange price for these investments.

It also determines that entities subject to the inspection and vigilance of the Superintendence of Finance of Colombia shall valuate their investments using the information delivered by price suppliers legally constituted in Colombia, within maximum the following two months to the date on which one of said entities begins operating.

6. Office of the Counsel for the Defence of the Financial Consumer

Ministry of Finance and Public Credit. Decree 2281 of 2010, ***"whereby the Office of the Counsel for the Defence of the Financial Consumer is regulated"***

It implements the regulatory scheme that looks for assuring a timely, objective and free solution of claims and complaints made by financial consumers.

With this purpose, it indicates the obligation of financial corporations, among others, to appoint a main counsel for the defence of the financial consumer and a substitute, who must

comply with legal requirements for the post and take over before the Superintendence of Finance.

Additionally, it regulates the procedure for solving consumer complaints and claims, expressly foreseeing that in any stage of the procedure it may be possible to ask for the intervention of the Counsel as conciliator. It also establishes the scope and publicity of Counsel decisions and the functions that correspond to the Counsel for the Defence as spokesman of financial consumers at the corresponding entity. In all cases, in the development of its functions, the counsels for the defence may not determine consequential damages, sanctions or indemnifications, except they are expressly established by law.

Regulations that govern from July 1st, 2010 and derogates Decrees 690 of 2003 and 4759 of 2005 especially.

7. Valuation of derived basic financial instruments

Superintendence of Finance of Colombia. External Circular Letter 004 of 2010. ***"Precisions to Chapter XVIII of Basic Accounting and Financial Circular Letter and modifications to Proforma F.0000–146 "Valuation of basic derived financial instruments ('Plain Vanilla')".***

It adjusts Chapter XVIII of the Basic Accounting and Financial Circular Letter de la Circular Básica Contable y Financiera and makes adequate Proforma F.0000-146 corresponding to the Valuation of derived basic financial instruments ('Plain Vanilla'), mainly resulting from the possibility that derived financial instruments negotiated in the counter market or 'Over the Counter' (OTC), are compensated and settled in a counterparty central risk chamber (CRCC) that also mediates as counterparty of said operations as provided by Decree 2893 of 2007.

8. Publishing of information prospects

Superintendence of Finance of Colombia. External Circular Letter 012 of 2010. ***"Publishing of the information prospects corresponding to the inscription of securities in the RNVE and/or public offers"***

It informs on the implementation of the document "Publishing of Information Prospects", expedite access through the web page of the Superintendence of Finance to information prospects and addendums, corresponding to the inscription of securities in the RNVE and to public offers authorised by the Superintendence of Finance or object of automatic inscription, and the way to make the publication.

9. Attention Centre for the Financial Consumer

Superintendence of Finance of Colombia. External Circular Letter 015 of 2010. "Financial Consumer Attention System."

As provided in Law 1328 de 2009, a new chapter is incorporated to the First Title of Legal Basic Circular Letter with instructions to controlled entities with respect to the implementation of an adequate "System for the Attention of Financial Consumers" -SAC-, that allows them to identify, measure, control and monitor all events or situations that may influence the due attention and protection of financial consumers. Such system shall operate at the latest on January 1st, 2011.

10. Market Creators for public debt securities

Ministry of Finance and Public Credit. Resolution 3781 of December 29 of 2009, *"Whereby the Market Creators for Public Debt Securities Program is regulated and other provisions related thereto are issued."*

Among other aspects it indicates definitions, general issues, valid and non valid operations, temporary or total loss of the quality as market creator for public debt securities or candidate for market creator and the methodology for the measurement of labour and performance.

11. Derivatives Market

Stock Market of Colombia. Derivatives Market Regulation Bulletin 011 of May 14, 2010, *"Whereby articles of the Derivatives Market Regulations are modified"*

It adjusts the authorisation process of instruments on which operations in the system may be celebrated or recorded and specifies some aspects related to the annulment of operations.

It also incorporates to the Regulations the assumptions established by External Circular Letter No. 047 of 2009 of the Superintendence of Finance of Colombia, related with the minimum information to be reported when intermediation of derivative financial instruments takes place in the over the counter market.

FILE No. 823437

OPERATIONS WITH STOCKHOLDERS AND ADMINISTRATORS

Operations conducted by the Corporation with its stockholders and managers adjust to general policies of the entity. Those operations have been duly detailed in the notes to the financial statements.

The Corporation states that in agreement with the provisions of article 57 of Regulatory Decree 2649 of 1993, the information and statements in the financial statements have been duly verified and obtained from accounting records of the entity, prepared according with accounting norms and principles established in Colombia.

JOSE ELÍAS MELO ACOSTA
President

Note: The members of the Board of Directors welcomed the report by the President. It is placed on records that the information referred to under numeral 3 of article 446 of the Code of Trade was admitted unanimously.

FILE No. 823437

EXPENSES	Amount in million Colombian pesos	
DIRECTORS SALARIES	$ 1,314,612.00	
DIRECTORS´BONUSES	$ 325,000.00	
BOARD OF DIRECTORS´ FEES	$ 133,230.00	
INDEPENDENT CONSULTANTS´ FEES	$ 1,182,766.81	
TRAVEL EXPENSES	$ 70,294.63	
DONATIONS MADE BY CFC	$ 8,000.00	
PUBLICITY AND ADVERTISEMENT	$ 703,533.72	
PUBLIC RELATIONS	$ 60,425.05	
TRANSPORTATION	$ 238,001.20	
CFC´S MONEY AND PROPIETARIES ABROAD	USD 160,890	Dólares
	$ 307,806.12	
FOREIGN CURRENCY LIABILITIES	USD 220,839	Dólares
	$ 422,497.60	

FILE No. 823437

CAPITAL	No. OF SHARES	VALUE IN COL. PESOS
AUTHORIZED	181.500.000	$ 1.815.000.000
SUBSCRIBED AND PAID IN CAPITAL	4.443.297	$ 44.432.970
CAPITAL TO BE SUBSCRIBED	177.056.703	$ 1.770.567.030

FILE No. 823437

Financial Statements
January - June
2010

(In million Pesos)

ASSETS	June 30, 2010		December 31, 2009	
AVAILABLE, Net (Notes 3 and 21)	$	200,947.2	$	207,189.9
ACTIVE POSITIONS IN MARKET OPERATIONS (Note 4)		1,148,831.2		708,923.9
INVESTMENTS, Net (Notes 5 and 21)		4,473,439.9		4,172,200.0
Negotiable in Debt Securities	757,526.7		508,173.0	
Negotiable in Participative Securities	672,130.3		440,629.3	
To be held until Maturity	116.9		219.6	
Available for Sale in Debt Securities	483,194.1		486,332.4	
Available for Sale in Participative Securities	1,550,668.8		1,541,278.4	
Investment Repurchase Rights	1,096,486.0		1,206,216.1	
Negotiable Investments delivered in Operations	287.4		-	
Investments available for sale delivered in Collaterals	17,747.7		-	
Minus: Provision	(104,718.0)		(10,648.8)	
ACCEPTANCES, CASH OPERATIONS AND DERIVATIVES (Note 6)		60,969.8		37,831.4
Rights	2,380,512.8		4,909,331.4	
Obligations	(2,319,543.0)		(4,871,500.0)	
ACCOUNTS RECEIVABLE, Net (Notes 7 and 21)		71,138.9		82,660.0
Interest	383.5		397.1	
Commissions and Fees	1,494.6		2,965.1	
Payment on Account of Commercial Clients	0.6		0.7	
Other	71,451.3		83,548.5	
Minus: Provision	(2,191.1)		(4,251.4)	
REALISABLE GOODS AND RECEIVED IN PAYMENT, Net (Note 8)		4,288.1		5,994.7
Goods Received in Payment Different from Housing	17,067.4		25,152.3	
Goods not used in the Corporate Purpose	585.9		585.9	
Minus: Provision	(13,365.2)		(19,743.5)	
PROPERTY AND EQUIPMENT, Net (Note 9)		8,869.9		9,423.1
Land and Buildings	13,478.2		13,617.8	
Equipment, Furniture and Office Fixtures	8,740.8		8,744.0	
Computers	9,481.5		9,498.4	
Other	1,057.8		1,110.0	
Minus: Depreciation	(23,611.3)		(23,263.1)	
Minus: provision	(277.1)		(284.0)	
OTHER ASSETS, Net (Note 10)		37,242.0		37,184.3
Permanent Contributions	98.2		98.2	
Early Expenses and Deferred Charges	1,611.1		1,613.2	
Other	62,662.7		58,173.4	
Minus: Provision	(27,130.0)		(22,700.5)	
VALORISATIONS (Notes 5 and 21)		617,581.9		654,890.2
Investments Available for Sale in Participation Securities of Low or Minimum Marketability or with no Quotation in the Stock Exchan	593,436.3		631,839.9	
Property and Equipment	24,145.6		23,050.3	
DEVALORISATIONS (Note 5)		(26,430.4)		(868.1)
Investments Available for Sale in Participative Securities of Low or Minimum Marketability or with no Quotation in the Stock Excha	(26,430.4)		(868.1)	
TOTAL ASSETS	$	6,596,878.5	$	5,915,429.4
CREDITOR CONTINGENT ACCOUNTS PER CONTRA (Note 19)	$	418,231.1	$	231,886.0
DEBTOR CONTINGENT ACCOUNTS (Note 19)		1,399,724.2		1,462,726.9
DEBTOR MEMORANDUM ACCOUNTS (Note 20)		9,277,909.2		6,346,180.7
CREDITOR MEMORANDUM ACCOUNTS PER CONTRA (Note 20)		3,702,754.1		3,016,447.8
TOTAL CONTINGENT AND MEMORANDUM ACCOUNTS	$	14,798,618.6	$	11,057,241.4

LIABILITIES	June 30, 2010		December 31, 2009	
DEPOSITS AND CURRENT LIABILITIES (Notes 11 and 21)	$	1,517,369.3	$	1,258,570.0
Term Deposit Certificates	1,319,446.6		1,089,355.7	
Savings Accounts	197,365.2		168,710.7	
Other	557.5		503.6	
PASSIVE LIABILITIES IN MARKET OPERATIONS (Note 12)		2,286,947.8		2,027,159.9
CIRCULATING ACCEPTANCES (BANKING) (Note 6)		55,287.8		-
ACCOUNTS PAYABLE (Note 21)		81,416.0		71,736.9
Interest	12,214.2		12,083.2	
Dividends and Surplus	59,563.6		55,400.1	
Other (Note 13)	9,638.2		4,253.6	
OTHER LIABILITIES (Note 14)		37,206.9		46,718.7
Consolidated Labour Obligations	2,028.9		1,954.8	
Early Income and Deferred Payments	33,853.5		43,472.3	
Retirement Pensions	1,324.5		1,291.6	
ESTIMATED LIABILITIES AND PROVISIONS (Note 15)		12,128.2		4,203.5
Labour Obligations	1,267.3		1,317.7	
Taxes	7,103.1		1.2	
Other	3,757.8		2,884.6	
TOTAL LIABILITIES		3,990,356.0		3,408,389.0
STOCKHOLDERS' EQUITY				
CORPORATE CAPITAL (Note 16) As of June 30, 2010 and December 31, 2009 it was divided in 177.056.703 and 171.315.953 Shares respectively of Nominal Value $10.oo each		1,770.6		1,713.2
RESERVES (Note 17)		1,632,494.8		1,230,664.6
Legal reserve	788,422.1		656,729.4	
Statutory and Occasional Reserves	844,072.7		573,935.2	
SURPLUS or DEFICIT		707,315.6		754,566.8
Non Realisable Profits or Losses in Investments Available for Sale (Note 18)	116,164.1		100,544.7	
Valorisations	617,581.9		654,890.2	
Devalorisations	(26,430.4)		(868.1)	
PROFIT OF THE PERIOD		264,941.5		520,095.8
TOTAL STOCKHOLDERS' EQUITY		2,606,522.5		2,507,040.4
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	6,596,878.5	$	5,915,429.4
CREDITOR CONTINGENT ACCOUNTS (Note 19)	$	418,231.1	$	231,886.0
Endorsements and Guaranties	130,335.8		148,841.8	
Other Contingencies	287,895.3		83,044.2	
DEBTOR CONTINGENT ACCOUNTS PER CONTRA (Note 19)		1,399,724.2		1,462,726.9
DEBTOR MEMORANDUM ACCOUNTS PER CONTRA (Note 20)		9,277,909.2		6,346,180.7
CREDITOR MEMORANDUM ACCOUNTS (Note 20)		3,702,754.1		3,016,447.8
TOTAL CONTINGENT AND MEMORANDUM ACCOUNTS	$	14,798,618.6	$	11,057,241.4

Notes attached are an integral part of the financial statements

(*) The undersigned Legal Representative and Accountant certify that we have previously verified all statements made under these financial statements and that they have been truly taken from the company's accounting books.

(*) JOSE ELIAS MELO ACOSTA
LEGAL REPRESENTATIVE

(*) MARTHA CECILIA CASTRO ORTIZ
ACCOUNTANT
T. P. 40995-T

WILLIAM ALEXANDER GALVIS GUZMÁN
STATUTORY AUDITOR
T.P. No. 74138-T
Member of Deloitte & Touche Ltda.
(See my attached Report)

FILE No. 823437

FILE No. 823437

STATUS OF RESULTS
FOR THE SEMESTERS ENDED ON JUNE 30, 2010 AND DECEMBER 31, 2009
(In million pesos)

	June 30, 2010		December 31, 2009	
DIRECT OPERATING REVENUES		$ 943,275.7		$ 1,888,412.5
Interest	12,563.4		5,488.0	
Profit in Investment Valuation Neg Debt Securities	21,366.9		17,025.2	
Profit in Investment Valuation Neg Participative Securities	249,129.5		174,161.7	
Profit in Investment Valuation to be Held until Maturity	1,616.3		352.2	
Profit in Valuation of Invest. Avail. for Sale Debt Securities	50,674.7		29,486.6	
Realised Profit in Investments Available for Sale	28,991.3		284,878.0	
Commissions and Fees	6,627.5		7,820.2	
Profit in "in short" Operations of Repo, Simultaneous Operations and Temporary Transfer of Securities	74,689.9		668,202.7	
Profit in Derivatives Valuation	409,981.2		484,297.7	
Profit in Valuation of Cash Operations	978.8		4,160.9	
Changes	54,115.8		184,855.3	
Profit in Investments Sale	32,540.4		27,684.0	
DIRECT OPERATING EXPENSES		640,188.9		1,409,784.2
Interest	51,467.2		50,734.7	
Loss realised in Investments Available for sale	495.9		-	
Commissions	2,895.8		3,841.3	
Loss in "in short" Positions of Repo, Simultaneous Operations and Temporary Transference of Securities	99,322.0		682,008.7	
Loss in Valuation of Derivatives	382,711.4		419,612.4	
Changes	85,162.9		231,197.4	
Loss in Sale of Investments	18,051.2		15,007.1	
Loss in Valuation of Cash Operations	82.5		7,382.6	
DIRECT OPERATING RESULT		303,086.8		478,628.3
OTHER INCOME AND OPERATING EXPENSES - NET		57,652.3		45,315.1
OPERATING INCOME (Note 22)		95,209.4		76,367.8
Dividends and Participations	93,120.6		76,229.3	
Other	2,088.8		138.5	
OPERATING EXPENSES		37,557.1		31,052.7
Personnel Expenses	13,413.3		14,165.2	
Other (Note 23)	24,143.8		16,887.5	
OPERATING RESULT BEFORE PROVISIONS DEPRECIATIONS AND AMORTISATIONS		360,739.1		523,943.4
PROVISIONS		94,920.5		1,761.1
Investments (Note 5)	94,804.7		674.9	
Accounts Receivable (Note 7)	19.5		948.1	
Other (Note 24)	96.3		138.1	
DEPRECIATIONS - OWN USE GOODS (Note 9)		645.2		698.7
AMORTISATIONS		477.4		1,215.8
OPERATING RESULT, NET		264,696.0		520,267.8
NON OPERATING REVENUES (Note 25)		8,926.4		4,470.2
NON OPERATING EXPENSES (Note 26)		1,815.9		1,416.9
NON OPERATING NET RESULT		7,110.5		3,053.3
PROFIT BEFORE INCOME TAX		271,806.5		523,321.1
INCOME TAX AND COMPLEMENTARIES (Note 27)		6,865.0		3,225.3
PROFIT OF THE PERIOD		$ 264,941.5		$ 520,095.8
NET PROFIT PER SHARE (in Pesos)		$ 1,521.0		$ 3,035.9

The attached notes are an integral part of the financial statements

(*) The undersigned Legal representative and Accountant certify that we have previously verified all statements contained in these financial statements and that they have been truly taken from the company's accounting books.

(*) JOSE ELIAS MELO ACOSTA
REPRESENTANTE LEGAL

(*) MARTHA CECILIA CASTRO ORTIZ
CONTADOR
T.P. 40995- T

WILLIAM ALEXANDER GALVIS GUZMÁN
REVISOR FISCAL
T.P. 74138- T
Member de Deloitte & Touche Ltda.
(Ver mi Dictamen Adjunto)

Status of Changes in the Stockholders' Equity
For the periods ended on June 30, 2010 and December 31, 2009
(Stated in Million Pesos)

	Corporate Capital	Legal Reserve	Statutory and Occasional Reserves: Tax Provisions	At the Disposition of the Assembly	Economic Promotion	Economic Capitalisation	Total	Non Realised Profits in Investments	Valorisations	De-valorisations	Result of Former Periods	Profit of the period	Stockholders' Equity
Balance as of June 30, 2009	$ 1,713.2	$ 656,729.4	$ 394,881.8	$ 150,759.0	$ 8.8	$ 4.4	$ 545,654.0	$ 306,823.3	$ 500,552.7	$ (1,311.7)	$ -	$ 138,265.9	$ 2,148,426.8
Transfer of profit of the period to results of former periods	-	-	-	-	-	-	-	-	-	-	138,265.9	(138,265.9)	-
Reserve release for future distributions	-	-	-	(150,759.0)	-	-	(150,759.0)	-	-	-	150,759.0	-	-
Constitution of Reserves on Valuation of Investments Decree 2336/95	-	-	26,874.4	-	-	-	26,874.4	-	-	-	(26,874.4)	-	-
Constitution reserve for future distribution	-	-	-	152,165.8	-	-	152,165.8	-	-	-	(152,165.8)	-	-
Dividend in cash of $642.0 per share on 160,543,030 ordinary shares and 10,772,923 preferential shares subscribed and paid as of June 30, 2009 This dividend shall be paid in six (6) monthly instalments within the first five (5) days of each month from October 2009.	-	-	-	-	-	-	-	-	-	-	(109,984.7)	-	(109,984.7)
Movement of the period	-	-	-	-	-	-	-	(206,278.6)	154,337.5	443.6	-	-	(51,497.5)
Profit of the period	-	-	-	-	-	-	-	-	-	-	-	520,095.8	520,095.8
Balance as of December 31st, 2009	1,713.2	656,729.4	421,756.2	152,165.8	8.8	4.4	573,935.2	100,544.7	654,890.2	(868.1)	-	520,095.8	2,507,040.4
Transfer of profits of the period to results of former periods	-	-	-	-	-	-	-	-	-	-	520,095.8	(520,095.8)	-
Liberation of reserves for future distribution (non taxed)	-	-	-	(40,068.8)	-	-	(40,068.8)	-	-	-	40,068.8	-	-
Liberation Reserves on Investment Valuation Decree 2336/95	-	-	(138,138.7)	-	-	-	(138,138.7)	-	-	-	138,138.7	-	-
Constitution Reserves on Investment Valuation Decree 2336/95	-	-	448,303.4	-	-	-	448,303.4	-	-	-	(448,303.4)	-	-
Ordinary Dividend in cash of $690.0 per share on 160,543,030 ordinary shares and 10,772,923 preferential shares subscribed and paid as of December 31, 2009. This dividend shall be paid in six (6) monthly instalments within the first five (5) days of each month from April 2010.	-	-	-	-	-	-	-	-	-	-	(118,208.2)	-	(118,208.2)
Extraordinary Dividend in shares of $769.29 for each share on the 160,543,030 ordinary shares and of $767.29 for each share on the 10,772,923 preferential shares subscribed and paid as of December 31st, 2009. This dividend shall be paid in stock, at one (1) share for each 29.832633 ordinary shares and one share with preferential dividend and with no right to vote for each 29.832633 preferential share, subscribed and paid as of December 31, 2009. Payment of shares shall be made on April 1st, 2010 to whom is a stockholder at the time payment is enforceable in conformity with in force regulations. For this purpose, a total of 5,742,569 new shares shall be issued, 5,381,457 ordinary shares and 361,112 preferential shares. The unitary value of the shares to be delivered shall correspond to the average weighted price of the ordinary shares negotiated in the Stock Exchange on the week of January 18 to 22, 2010, $22,949.99	57.4	131,692.7	41.6	-	-	-	41.6	-	-	-	(131,791.7)	-	-
Movement of the Period	-	-	-	-	-	-	-	15,619.4	(37,308.3)	(25,562.3)	-	-	(47,251.2)
Profit of the period	-	-	-	-	-	-	-	-	-	-	-	264,941.5	264,941.5
Balance as of June 30, 2010	$ 1,770.6	$ 788,422.1	$ 731,962.5	$ 112,097.0	$ 8.8	$ 4.4	$ 844,072.7	$ 116,164.1	$ 617,581.9	$ (26,430.4)	$ -	$ 264,941.5	$ 2,606,522.5

Attached notes are an integral part of the financial statements

(*) The undersigned Legal representative and Accountant certify that we have previously verified the statements contained in these financial statements and that they have been truly taken from the Company's accounting books.

(*) JOSE ELIAS MELO ACOSTA
REPRESENTANTE LEGAL

(*) MARTHA CECILIA CASTRO ORTIZ
CONTADOR
T.P. 40995- T

WILLIAM ALEXANDER GALVIS GUZMAN
REVISOR FISCAL
T.P. 74138- T
Miembro de Deloitte & Touche Ltda.
(Ver mi Dictamen Adjunto)

FILE No. 823437

CASH FLOWS STATUS
FOR THE SEMESTER ENDED ON JUNE 30, 2010 AND DECEMBER 31ST, 2009
(Stated in Million Pesos)

	June 30 Jul-05	December 31 Jul-05
CASH FLOWS FOR OPERATING ACTIVITIES:		
Net profit of the period	$ 264,941.5	$ 520,095.8
Adjustments to conciliate the net profit and the net cash provided by (used in) operation activities:		
Investments provision	94,804.7	674.9
Accounts receivable provision	19.5	948.1
Goods received in payment provision	67.6	109.7
Other assets provision	28.7	22.0
Reimbursement investments provision	(725.1)	(1,127.0)
Reimbursement accounts receivable provision	(2,079.8)	(103.3)
Reimbursement property and equipment provision	(6.9)	(0.2)
Reimbursement goods received in payment provision	(39.1)	(194.0)
Reimbursement other assets provision	(0.1)	(29.3)
Valuation of Investments, net	(322,787.5)	(221,025.7)
Net profit in sale of goods received in payment	(1,028.0)	(262.7)
Net profit in sale of properties and equipment	(644.1)	(28.4)
Depreciations	645.2	698.7
Amortisations	477.4	1,215.8
Depurated profit	33,674.0	300,994.4
Decrease (increase) of accounts receivable, Net	13,581.5	(26,969.2)
Decrease in goods received in payment	2,706.1	359.3
(Increase) decrease of other assets	(563.7)	6,276.4
Increase (decrease) of estimated liabilities and provisions	7,924.7	(4,611.4)
Increase (decrease) of accounts payable	9,679.1	(2,745.8)
(Decrease) increase of other liabilities	(9,511.8)	42,544.9
Net Cash Provided by Operation Activities	57,489.9	315,848.6
CASH FLOWS OF INVESTMENT ACTIVITIES:		
Increase in Investments	(56,912.6)	(1,057,859.3)
(Increase) decrease of acceptances and derivatives	(23,138.4)	41,296.3
Decrease (increase) of properties and equipment	558.9	(1,160.1)
Net Cash used in Investment Activities	(79,492.1)	(1,017,723.1)
CASH FLOWS OF FINANCING ACTIVITIES:		
Increase of Deposits and Current Liabilities	258,799.3	92,253.6
Increase in passive positions in market operations	259,787.9	1,454,621.4
Increase un circulating banking acceptances	55,287.8	-
Dividends paid in cash	(118,208.2)	(109,984.7)
Net Cash provided by Financing Activities	455,666.8	1,436,890.3
NET INCREASE IN CASH AND CASH EQUIVALENTS	433,664.6	735,015.8
CASH AND CASH EQUIVALENTS AS OF THE BEGINNING OF THE PERIOD	916,113.8	181,098.0
CASH AND CASH EQUIVALENTS AS OF THE END OF THE PERIOD	$ 1,349,778.4	$ 916,113.8

Notes attached are an integral part of the financial statements.

(*) The undersigned Legal Representative and Accountant certify that we have previously verified all statements contained under these financial statements and that they have been truly taken from the accounting books of the Company.

(*) JOSE ELIAS MELO ACOSTA
LEGAL REPRESENTATIVE

(*) MARTHA CECILIA CASTRO ORTIZ
ACCOUNTANT
T.P. 40995- T

WILLIAM ALEXANDER GALVIS GUZMÁN
STATUTORY AUDITOR
T.P. 74138- T
Member of Deloitte & Touche Ltda.
(See my attached Report)

FILE No. 823437

STATUTORY AUDITOR'S REPORT

(Translation of a report originally issued in the Spanish language)

To the Stockholders of
CORPORACIÓN FINANCIERA COLOMBIANA S.A.:

I have audited the accompanying financial statements of CORPORACIÓN FINANCIERA COLOMBIANA S.A., which comprise the balance sheets as of June 30, 2010 and December 31, 2009, and the related statements of income, of changes in stockholders' equity, and of cash flows for the semesters then ended, and the summary of significant accounting policies and other explanatory notes.

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in Colombia and instructions and practices issued by the Superintendency of Finance in Colombia. This responsibility includes: designing, implementing and maintaining internal controls relevant to the risk management, preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable under the circumstances.

My responsibility is to express an opinion on these financial statements based on my audits. I obtained the information necessary to comply with my functions and conducted my audit in accordance with auditing standards generally accepted in Colombia. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The audit procedures selected depend on the auditor's professional judgment, including the assessment of risks of material misstatement in the financial statements, whether due to fraud or error. In making that risk assessment, the auditor considers the entity's internal control relevant to the preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by Management, as well as evaluating the overall presentation of the financial statements. I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

In my opinion, the financial statements referred to above, truly taken from the accounting books, present fairly, in all material respects, the financial position of Corporación Financiera Colombiana S.A. as of June 30, 2010 and December 31, 2009, the results of its operations, the changes in its stockholders' equity, and its cash flows for the semesters then ended in accordance with accounting principles generally accepted in Colombia and instructions and practices established by the Superintendency of Finance in Colombia, applied on a consistent basis.

Based upon my functions as Statutory Auditor and the scope of my audits as of June 30, 2010 and December 31, 2009, I report, that I have followed the basic principles of professional ethics, that the Company's accounting books have been kept in conformity with legal regulations and the

accounting technique; the operations recorded in the accounting books and the acts of management conform to the bylaws and to the General Stockholders' Meeting's and Board of Directors' decisions; the correspondence, account vouchers and the minute and stock registry books are duly kept and preserved; the provisions for foreclosed assets, the adoption of the Risk Management System for Market, Liquidity, Operating, and Asset Laundry and Terrorism Funding risks, and determining their impact on the accompanying financial statements, was made, in all material respects, according to the criteria and procedures established by the Superintendent of Finance in Colombia; the Management report duly matches the basic financial statements; and the contributions to the Integral Social Security System were correctly and timely made. My evaluation of internal controls, conducted with the purpose of establishing the scope of my audit tests, indicates that the Company has followed adequate internal control, and preservation and custody measures for its assets and those of third parties under its possession. I have communicated my recommendations on internal controls in separate reports, on which I have followed-up the actions taken by the management.

WILLIAM ALEXANDER GALVIS GUZMÁN
Statutory Auditor
Professional License No. 74138-T
Appointed by Deloitte & Touche Ltda.
July 16, 2010.

FILE No. 823437

CORPORACIÓN FINANCIERA COLOMBIANA S. A.

NOTES TO THE FINANCIAL STATEMENTS

For the Semesters ended on June 30 2010 and December 31 2009

(Amounts stated in millions of Colombian Pesos, except anything to the contrary)

---

1. REPORTING ENTITY

Corporación Financiera Colombiana S.A., (hereinafter the Corporation) is a private financial institution, authorised to operate by the Superintendence of Banks, at present Superintendence of Finance of Colombia by means of Resolution 18 of October 1961, incorporated as a commercial corporation on November 27, 1961 by means of public deed No. 5710 of Notary First of Cali, with a term foreseen until October 2, 2051, that may be extended by decision of the Stockholders General Assembly.

By means of public deed No. 12.364 of December 30, 2005 executed in Notary 18 of Bogota the merger between Corporación Financiera del Valle S.A. (absorber entity) with Corporación Financiera Colombiana S.A. (absorbed entity). In this same public deed the absorber entity changed its corporate name to Corporación Financiera Colombiana S.A., and changed its domicile from Cali city to Bogota city.

With public deed No.10410 of Notary 71 of Bogota, on December 26, 2007 the merger between Corporación Financiera Colombiana (absorber entity) with Proyectos de Energía S.A.company (absorber entity) that was dissolved without liquidation.

The corporate purpose of the Corporation is to take all actions and celebrate all contracts authorised to this type of credit entities under Estatuto Orgánico del Sistema Financiero (Financial System Organic Statute) or such other especial provisions or norms that substitute, modify or addition it. In the performance of this purpose, the company may take all actions and execute all contracts in order to promote savings and private investment, develop the capital market, promote the creation, reorganisation, merger, transformation and expansion of any type of companies in sectors on which it is authorised to extend their services, and also grant them medium and long term financing, subscribe and maintain shares or social interest parts in them and offer them specialised financial services that contribute to their development. .

The Corporation has its main domicile in Bogota, as of June 30, 2010 and December 31st, 2009 it operated through its 5 regional offices and 5 agencies in different cities of the country. The Corporation has no non-banking correspondents. As of June 30, 2010 it had 273 direct employees, 7 indirect employees and 27 temporary employees. As of December 31st, 2009 it had 277 direct employees, 7 indirect employees and 24 temporary employees. It also has the following affiliates and subsidiaries: Leasing Corficolombiana S.A., Banco Corficolombiana Panamá S.A. (financial company abroad), Fiduciaria Corficolombiana S.A., Gas Comprimido del Perú, Organización Pajonales S.A., Hoteles Estelar de Colombia S.A., Valora S.A., Proyectos de Infraestructura S.A., Epiandes S.A., Promotora y Comercializadora Turística

Santamar S.A., Colombiana de Licitaciones y Concesiones Ltda., Tejidos Sintéticos de Colombia S.A., Plantaciones Unipalma de los Llanos S.A. , Pizano S.A. in re-structuring, Estudios y Proyectos del Sol S.A., (before Inversora en Aeropuertos S.A.) and Industrias Lehner S.A. The attached financial statements include assets, liabilities and results of the General Direction and its affiliates. The consolidated financial statements have been prepared independently.

2. MAIN ACCOUNTING POLICIES

For the preparation and classification of the financial statements the Corporation applies accounting norms established by the Superintendence of Finance for the financial sector. For events not provided thereunder, accounting norms generally accepted in Colombia shall apply in conformity with Decree 2649 of 1993.

Following is a description of the main policies and practices the Corporation has adopted according with the aforementioned:

a. *Basic Accounting* – The accounting system used by the Corporation is causing according with which revenues and expenses are recorded regardless of whether they have been paid or collected in cash.

   Interest and commissions collected in advance are recorded as a deferred income.

b. *Available* – It records high liquidity resources of the Corporation as cash, deposits in the Central Bank - Banco de la República – deposits in banks both in national and in foreign currency and in other financial institutions also national and foreign.

   Overdrafts in bank current accounts constitute liabilities in favour of the corresponding bank institution and are reflected in the overdraft passive account in bank current account.

   The value of cheques drawn by the Corporation that have not been collected six months after being drawn are re-classified in the passive account of cheques drawn and not collected.

   According with accounting instructions of the Superintendence of Finance, Financial entities in order to cover eventual losses originated by items pending to be clarified in bank conciliations, must provision non-recorded extracted credit notes and accounted non extracted credit notes with more than 30 days when in local currency, and 60 days when in foreign currency of permanence in such conciliations.

c. *Repo Operations, simultaneous and of temporary transference of securities* – In repo operations, simultaneous and of temporary transference of securities, an exchange of securities and money among the parties occurs. In the case of securities temporary transference backed or supported by securities, exchange is made among securities.

   In these operations one of the parties, the transferor (or originator in the Ttv), gives these securities to the taker, (receptor in the Ttv), and doing so transfers the property of them. In

exchange, the taker (or receptor in the Ttv) gives the money to the transferor or originator. In the case of a temporary transfer of securities (Ttv) backed with securities, the receptor delivers securities to the originator and doing so, he transfers property thereof.

Transfer of property is an integral and main part of the legal structure of these operations and with it, the counterparty shall be protected should a non compliance occur by who delivered the securities.

According with the norm, securities must remain recorded in the balance of who delivers them initially and that entity must evaluate them and acknowledge their risks. Also, cash flows that generate securities within the term of the operation must be restored to whom initially delivered them in the operation.

These considerations reflect in accounting as follows:

The taker, the originator or the receptor, as the case may be, must re-classify within their balance all values they have delivered in a repo, simultaneous or temporary transfer operation of securities and additionally they shall register them within their memorandum accounts to disclose deliver of them.

The taker, the receptor or the originator shall register in their memorandum accounts receipt of securities from all the aforementioned operations.

Entities participating in repo, simultaneous and of temporary transference of securities operations shall record money resources coming from these operations within their respective balances as an obligation or a right, according with their position.

Values transferred under repo operations or simultaneous or of temporary transfer of securities operations are only recorded in the balance of the taker, the receptor or the originator as the case may be, at the time a non compliance with the corresponding operation occurs or one of the parties of the operation is under a bankrupt procedure, taking possession for liquidation, or is part of global re-structuring agreements.

In such event, the transferor, the originator or the receptor shall also withdraw from their balance securities delivered on the occasion of the celebration of the aforementioned operations.

Securities obtained as a consequence of the celebration of temporary transfer of securities, repo or simultaneous, that are delivered again due to any of such operations, are only recorded through memorandum accounts.

When the operation through which securities were initially obtained takes place, record made in memorandum accounts shall be reverted. When the taker, originator or receptor incur in an "in short" operation, they shall record in their balance a financial obligation to the favour of the initial transferor, originator or receptor for the fair exchange price of the corresponding securities.

Yield of repo operations or of simultaneous operations shall be exponentially caused by the parties during the term of the corresponding operation and shall be an expense or a revenue for each of them, as it corresponds.

The active position in a Repo or simultaneous operation is present when a person acquires securities in return for an amount of money, assuming in said same act and time the compromise of transferring again the property to the transferor on the same date or in a future date and at a price established for securities of the same kind and characteristics. In the operation this participant shall be called the "taker".

The passive position in a Repo or simultaneous operation is present when a person transfers the property of securities in return for the payment of an amount of money, assuming in the same action and time the compromise of acquiring them again from its counterparty, or of acquiring from this counterparty securities of the same type on the same day or in a future date and at a pre-determined price amount. This participant shall be called "the transferor" in the operation.

d. *Interbank funds* – Interbank funds are those funds that a financial entity places in (receives from) another financial entity directly, with no investment transfer agreement or loan portfolio transfer agreement. These are operations connected to the corporate purpose that are agreed at a term of not more than thirty (30) common days, provided that with such operations the entity looks for taking advantage of excesses or substitute liquidity defects.

Interbank fund operations also include the transactions called 'over-night', made with foreign banks using funds owned by the national financial institution.

e. *Investments* – It includes investments acquired by the Corporation with the purpose of maintaining a secondary liquidity reserve, of acquiring direct or indirect control of any company of the financial sector or technical services, of complying with legal or regulatory provisions, or with the exclusive purpose of significantly eliminating or reducing market risk to which assets, liabilities or other elements of the financial statements are exposed.

Following is the way on which the different types of investment are rated, valuated and accounted:

Rating	Term	Characteristic	Valuation	Accounting
Negotiable Debt securities	Short term	Securities acquired with the purpose of obtaining profits from price fluctuations.	They use fair exchange prices, reference rates and/or margins, estimated and published by the Stock Exchange of Colombia.	The difference present between the current market value and the immediately preceding one is recorded as greater or lower value of the investment and its corrective entry affects period results. From June 12, 2007 in compliance with External Circular Letter 014 of 2007 of Superintendencia Financiera de

FILE No. 823437

Rating	Term	Characteristic	Valuation	Accounting
				Colombia, investments are valuated at market prices from the same day of their acquisition: Thus, accounting of changes between the acquisition cost and the market value of investments is made from the purchase date.
To be held until maturity	Until maturity	Securities respect of which the Corporation has the solemn purpose and legal, contractual, financial and operating capacity to keep them to maturity.	Exponentially from the internal rate of return estimated at the time of purchase.	The present value is accounted as a greater value of the investment and its balancing entry is recorded in the results of the period.
Available for sale – debt securities	One year	Once the year is finished, they may be re-rated to categories mentioned on the first business day	They use the fair exchange prices, reference rates and margins that the Stock of Exchange of Colombia estimates and publishes on daily basis.	Changes that occur in these securities or titles of low or minimum marketability or with no quotation shall be accounted according with the following procedure: The difference between the present value on the evaluation day and that of the immediately prior day is recorded as a greater value of the investments with credit to result accounts. The difference between the market value and the present value is recorded as an accumulated non realised profit or loss within equity accounts.
Available for sale – participative securities	Without term	With low or minimum marketability, that have no quotation, securities the Corporación maintains in its capacity as controlling or home office.	Investments in participative securities are valuated as follows: Participative Securities issued and negotiated in Colombia ,inscribed in the Stock of Exchange; these investments are valuated based on the daily valuation price published by an authorised agent,	Low or minimum marketability or with no quotation at all. The difference between the market value or the updated value of the investment and the value on which the investment has been recorded, is accounted as follows: If it is higher in the first

Rating	Term	Characteristic	Valuation	Accounting
			participative Securities issued and negotiated in Colombia, not inscribed in the stock exchange; they are valuated monthly and are increased or decreased in the participation percentage of subsequent equity variations, estimated based on the last certified financial statements. Such financial statements shall be prepared as of June 30, and December 31st. of each year, or the most recent ones when known, and with not more than 6 months and duly certified.	instance it diminishes the provision or de-valorisation until depleting it and the excess is recorded as a surplus for valorisation. If it is less, it affects the surplus for valorisation until depleting it and the excess is recorded as a de-valorisation. • When dividends or profits are distributed in kind, including those coming from the capitalisation of the equity re-valorisation account, the portion accounted as surplus for valorisation is recorded as a revenue, with charge to investments, and that surplus is reverted. When dividends or profits are distributed in cash, the value accounted as surplus for valorisation is recorded as revenue with charge to investment reverting such surplus, and the amount of dividends that exceeds the same is accounted as a lower value of the investment. High and Medium Marketability in the Stock Exchange Updating of the market value of high and medium securities or that are quoted in foreign stock exchanges internationally recognised, are accounted as an accumulated non realised profit or loss, within the equity accounts, with charge or credit to investment. Dividends or profits distributed in cash or kind, included those coming from the capitalisation

Rating	Term	Characteristic	Valuation	Accounting
				of the equity re-valorisation account, are recorded as revenue up to the amount that corresponds to the investor. On profits or issuer equity re-valorisation accounted by the issuer from the investment acquisition date, with charge to accounts receivable.
Negotiable in participative Securities			Investments in participative securities are valuated as follows: Participative securities issued and negotiated in Colombia, inscribed in the Stock Exchange, these investments are valuated based on the daily valuation price published by an authorised agent.	It is accounted as profits or losses within the Status of Results, with charge or deposit to the investment...

Criteria for valuation of investments – The determination of the value or fair exchange price of a security or bond must take into account all necessary criteria to assure compliance with the purpose of valuation of investments provided under Chapter I of External Circular Letter 100 of 1995 and in all the following cases:

- Objectivity – The determination and assignment of the value or fair exchange price of a security or bond shall be made based on technical and professional criteria that recognise the effects derived from changes in the behaviour of all variables that may affect such price.

- Transparency and representativeness – The value or fair exchange price of a security or bond shall be determined and assigned with the purpose of disclosing a true, neutral, verifiable and representative economic result of rights incorporated in the corresponding security or bond.

- Permanent evaluation and analysis – The value or fair exchange price which is assigned to a security or bond must be grounded on the permanent evaluation and analysis of market conditions, of issuers and of the corresponding issue. Variations in said conditions must reflect in changes in the value or price previously assigned, with the periodicity established for the valuation of investments provided under the mentioned regulation.

- Professionalism – The determination of the value or fair exchange price of a security or bond must be based in the conclusions product of the analysis and studies made by a

prudent and diligent expert, intended for the search, attainment, knowledge and evaluation of all the relevant information available, so that the price determined reflects the amounts that would be reasonably received for their sale.

With External Circular Letter 030 de 2009 – The marketability in the Stock Exchange index was eliminated as a reference for the valuation that entered into force from August 24, 2009 and is at present the referring in investment valuation.

Periodicity of the evaluation and of the accounting recording – The Valuation of investments shall take place daily unless a different frequency has been indicated in other provisions.

Accounting records necessary for the recognition of investments valuation must be made with the same frequency foreseen for the valuation.

Investments of the investment mutual funds and of trusts managed by fiduciary companies other than autonomous equities or of fiduciary commissions constituted to manage social security and ordinary investment common fund and especial investment common fund resources, must be valued at least monthly and results must be recorded with the same frequency. However, if terms for rendering are lower, they must accept them.

Reclassification of investments – In order to keep an investment within any of the rating categories provided under Chapter I of External Circular Letter 100, the corresponding security or bond must comply with the characteristics or conditions of the investment type of which it is part. At any time, the Superintendence may order the controlled entity the re-classification of a security or bond whenever said security or bond does not comply with the characteristics of the type on which it pretended to be rated, or such re-classification is required for a better disclosure of the financial condition of the investor.

Entities controlled may re-classify their investments in conformity with the following provisions:

Reclassification of investments to be held until maturity to negotiable investments – It is possible to re-classify securities or bonds of the investment category to be held until maturity to the negotiable investments category whenever one of the following circumstances occurs:

- Significant deterioration in the conditions of the issuer, its home office, its subordinates or related offices.
- Changes in the regulation, that hinder maintaining the investment.
- Merger processes that lead to a re-classification or the realisation of the investment with the purpose of maintaining the previous risk position of interest rates or of adjusting to the credit risk policy previously established by the resulting entity.

- Other events not foreseen in the preceding paragraphs, with express previous authorisation, particular and concrete of the Superintendence.

Reclassification of investments available for sale to negotiable investments or investments to be held until maturity – There is occasion to re-classify thus securities or bonds of the investments available for sale category to any of the other two categories whenever:

- The term foreseen under numeral 3.3 of Chapter I of the Accounting and Financial Basic Circular Letter 100 de 1995.

- The investor loses its capacity as parent or controlling company should this event involves the sale of the investment decision or the main purpose of obtaining profits for the short term fluctuations of the price, from that date.

- Should any of the circumstances provided under numeral 4.1 of Chapter 1 of the Financial Basic Circular Letter, External Circular Letter 100 of 1995 be present.

- The investment goes from low or minimum marketability or with no quotation, to high or medium marketability. In such event, they shall only be re-classified from investments available for sale to negotiable investments.

When investments to be held until maturity or investments available for sale are re-classified to negotiable investments, valuation and recording regulations of these investments must be observed. Consequently, non realised profits or losses shall be recognised as revenues or expenses on the re-classification day.

In the events on which an investment is re-classified, the corresponding entity shall inform the Superintendence the re-classification made, at the latest within the following ten (10) common days following the date thereof, indicating the reasons that justify the decision and establishing its effects in the status of results.

Securities or bonds classified or re-classified in order that they are part of negotiable investments may not be again re-classified.

Provisions or losses by qualification of the credit risk – The price of securities or debt instruments or bonds and the price of securities and participative securities with low or minimum marketability or with no quotation shall be adjusted in each valuation date based on the credit risk qualification and in conformity with the following provisions:

Except for the exceptional cases established by the Superintendence, securities or internal or external public debt securities issued or guaranteed by the Nation, those issued by the Central bank – Banco de la Republica – and those issued or guaranteed by Fondo de Garantías de Instituciones Financieras – FOGAFÍN (Financial Institutions Guaranty Fund) shall not be subject to the provisions of this paragraph..

Issue Securities or bonds or issuers with external ratings – Debt securities or bonds with one or various ratings granted by external qualifiers recognised by the Superintendence of

Finance, or debt securities or bonds issued by entities qualified by them, may not be recorded for an amount exceeding the following percentages of their nominal value, net of amortisations made until the valuation date:

Long Term Rating	**Maximum Value %**	**Short Term Qualification**	**Maximum Value %**
BB+,BB,BB-	Ninety (90)		Ninety (90)
B+,B,B-	Seventy (70)		Fifty (50)
CCC	Fifty (50)	& 6	Zero (0)
DD,EE	Zero (0)		

Securities or bonds of non qualified issues or issuers – For debt securities or bonds without an external rating, for securities or debt bonds issued by entities not qualified or for securities or participative bonds, the amount of the provisions shall be determined based on the methodology determined by the investor entity. Such methodology must be previously approved by the Superintendence exercising control over the corresponding entity.

The price of securities and/or debt bonds indicated in paragraphs c.and e. Of numeral 6.1.1 and numeral 6.1.2, and that of securities and/or participative securities with low or minimum marketability or with no quotation, shall be adjusted in each valuation date based on the credit risk rating.

Neither cases on which there is no fair exchange prices established for the valuation date, determined according with paragraph a. of numeral 2.1, nor margins referred under paragraph b of the same numeral, but reference rates do exist."

Those securities that may not be valuated according with the former paragraphs of this numeral, shall be valuated exponentially from the internal return rate calculated subject to the provisions of numeral 6.1.2 of this regulation, on which case the value for which the investment has been recorded must be taken as the purchase price. This procedure must be maintained until de security may be valuated subject to some of the aforementioned paragraphs.

Investor entities with no approved internal methodology for the determination of the provisions referred to under this numeral shall be subject to the following:

Category	Risk	Characteristics	Provisions
A	Normal	They meet the terms agreed in the security or bond and have an adequate payment capacity of capital and interest.	Does not apply.
B	Acceptable	It corresponds to issues that present uncertainty factors that could affect the capacity to continue complying adequately with debt services. Also, its financial statements and other available financial information present weaknesses	The net value cannot be higher than eighty per cent (80%) of its net nominal value of amortisations made until de valuation date for debt securities and of the acquisition cost in the case of participative securities.

Category	Risk	Characteristics	Provisions
		that may affect its financial condition.	
C	Appreciable	It corresponds to issues that present high or medium probability of a non compliance in the timely payment of capital and interest. Also, its financial statements and other available financial information show deficiencies in its financial condition that involve investment recovery.	The net value cannot be higher than sixty per cent (60%) of its net nominal value of amortisations made until de valuation date for debt securities and of the acquisition cost in the case of participative securities.
D	Significant	Cit corresponds to those issues which present a break of terms agreed in the title as well as its financial statements and other available financial information present increased deficiencies in its financial condition so that the probability to recover the investment is highly doubtful.	The net value cannot be higher than forty per cent (40%) of its net nominal value of amortisations made until the valuation date for debt securities and of the acquisition cost in case of participative securities.
E	Un-collectible	Issues that in accordance with their financial statements and other available information it is estimated that the investment may not be collected... In the same way, it is uncollectible if financial statements are not presented within at least six (6) months from the date of the valuation.	The value of these investments shall be totally provisioned.

f. *Acceptances and derivatives –*

Bank Acceptances – It records the value of bank acceptances created by the Corporation on account of its clients and those created on account of the Corporation by its agents.

Bank acceptances shall have a maturity of not more than six (6) months and may only be originated in importation and exportation transactions of goods or purchase-sale of movables in the interior, article 2o of Resolution 29 of 1986 of the Monetary Board.

When creating an acceptance the Entity receives a commission/fee without having to anticipate or disburse funds until the acceptance maturity. The beneficiary of the acceptance may withhold the bill of exchange until maturity; sell it to the accepting entity or in the stock market. When the entity purchases its own acceptance the investment must be recorded in the sub account 130411 – Securities Issued or Accepted by Credit Establishments".

After maturity bank acceptances are subject to the cash reserve provision established for current liabilities at sight and before thirty (30) days.

Derivatives – contracts celebrated by the Corporation, in operations with derivatives as Forwards, futures, Swaps and options. Derived financial instruments may be negotiated as allowed by the corresponding legal regulations applicable to each vigilante or controlled entity, for any of the following purposes: 1) Coverage of other position risks; 2) speculation, looking for obtaining profits, or 3) Arbitrament in markets.

The Board of Directors is in charge of establishing and approving policies, objectives and procedures for the administration of risks inherent to operations with derivatives and establishes the criteria under which they must be implemented.

According with Chapter XVIII of External Circular Letter 100 of 1995 the Corporation and its financial subsidiaries make the valuation and accounting of derivatives on daily basis.

Operations with derivatives are defined as those financial operations that may be exercised to purchase or sell assets in the future, as foreign currency, securities or financial futures on rates of exchange, interest rates or stock exchange indexes. The most common derivatives are term agreements or "forward", options, futures and swaps or financial exchanges.

All of the aforementioned are operations with compliance in the future.

Within these operations the term "subjacent" is used to refer to assets, reference rate or index which price movement determines the value of a derivative.

Entities controlled that negotiate with derivative financial instruments or offer structured products as one of their business lines, must strictly comply with the provisions of Chapter XXI of Accounting and Financial Basic Circular Letter (incorporated by means of External Circular Letter 051 of 2007) called "Rules relative to the market risk administration system". The aforementioned does not cover offering of structured products to its affiliates by entities that administrate pension and severance funds, of joint portfolios or subscribers of insurance entities or capitalisation partnerships.

According with the complexity level of derivative financial instruments, they may be classified in two (2) categories: basic derivatives and exotic derivatives. Instruments combining, in any way, the type of basic derivative financial instruments referred to under former paragraphs is considered strategies with basic derivative financial instruments. In this case, valuation corresponds to the sum of the individual valuations of the basic derivative financial instruments that compose it and the exotic derivatives. Are those not included within the characteristics established for basic derivative financial instruments ('plain vanilla'). Among exotic derivative financial instruments are options called American, Asian, Bermuda and 'swaps' associated with credit risk, among others.

Derivative financial instruments negotiated with coverage purposes shall be clearly identified from the same moment of their celebration and adequately documented.

Risks existing when operations with derivatives take place – For the valuation and risk management of the different derivative financial instrument types and structured products, vigilante entities must evaluate each of the following factors, as applied in each case:

Rates of Interest: Risk for variations of interest rates used to valuate these instruments and products must be quantified; in order to do so, the controlled entity shall determine the effect on the value of the contracts as a consequence of the change of one (1) basic point in the corresponding interest rates, based on competent sensibility measures, depending on the specific type of derivative financial instrument or structured product. For example, measurements as duration or modified duration may be used for some instruments or products, or other different measures when other options are involved.

Type of Exchange: Exchange rates of currencies involved in derivative financial instruments and structured products, both in 'spot' cash markets and in forward markets, are risk factors that must be taken into account by controlled entities when the instruments or products have a component different from the local currency.

Term: Is a fundamental factor in the calculation of the future potential exposition and therefore, of credit exposition of any derivative financial instrument.

Credit Risk: Controlled entities must evaluate credit risk of derivative financial instruments and structured products; this is the non compliance risk of counterparties and issuers as the case may be. When talking about derivative financial instruments that risk is expressed in the estimation of credit expositions. All supports for such evaluations shall be at the disposition of the Superintendence of Finance of Colombia whenever it requires them.

Value of the subjacent/underlying: Controlled entities shall have an analysis of scenarios that allow them to quantify and control the sensitivity of fair exchange price s of derivative financial instruments and of structured products in case of changes in the underlying value.

Volatility of the subjacent/underlying: In some type of derivative financial instruments (options in particular) the way for estimating expected variability or volatility of the subjacent value is essential. Vigilante entities shall adequately consider the way for determining these volatilities for an adequate risk management and of expected results of derivative financial instruments or structured products that incorporate such risk factor.

Market prices: Entities controlled shall make an analysis of the historical behaviour and expected behaviour forecasts of fair exchange price s of the different derivative financial instruments and structured products they have in their portfolio, with the purpose of making stress tests.

Other risk factors: Depending on the specific type of derivative financial instrument or structured product, controlled entities shall evaluate other possible risks not included in this Chapter, so that such evaluation allows them to have a more complete risk profile in order to be able to make an adequate valuation and management of the risks.

Risk profile: The Corporation has established a Treasury Products Manual with a detail of each of the treasury operations authorised, among which are Derivative products (by-products).

The Corporation has denominated its risk profile as speculative, within the policies and limits established by the Board of Directors, that are monitored by the Risk Area that submits monthly reports to the Board of Directors.

Operations with derivatives are financial operations and as such are subject to market risk, solvency and legal risks defined under Chapter XVIII of the Accounting and Financial Basic Circular Letter of the Superintendence of Finance.

Credit exposition measures the maximum potential loss of an operation with derivative financial instruments in case of a non compliance by the counterparty. For its estimation, the replacement cost and the future potential exposition are taken into account.

Notwithstanding, volatility used by the Corporation for the estimation of the credit exposition of the derivatives and of Spot operations with DVP compliance is based on the External Circular Letter 076 of 2000, as follows:

Term by days	**Fixed Revenue**	**Foreign Exchange**
Intraday	1,23%	1,12%
1 to 90	5,2%	10,6%
91 to 180	7,4%	15,0%
Greater than 180	10,8%	21,2%

Should real volatility be higher than the volatility used in the former table, real volatility shall be applied, plus an additional 10%.

For real volatility it is understood that volatility estimated with the history of the Market Representative Rate TRM for foreign currency and the Public Debt Index, IDP for fixed rate in a mobile window according with the term analysed.

Derivative products (by-products) authorised by Superintendencia Financiera de Colombia are valuated according with the provisions of External Circular Letter 025 of 2008.

Derivative products (by-products) authorised to celebrate operations in the Corporation Treasury are as follows: Forwards on Securities, Forwards on Foreign Currency, Peso-American Dollar Forward, Foreign Currency X- Foreign Currency Y Forward, European Options on Foreign Currency, European Options on Securities, Currency Swaps, Interest Rate Swaps and Futures.

Operations with Derivatives may only take place with clients with available quota.

When dealing with derivative financial instruments negotiated outside securities negotiation systems or stock exchanges, this is in the over the counter market, controlled entities shall prepare and subscribe with the corresponding counterparty a model contract that regulates generally such instruments and contains minimum standards provided under Annex 2 of Chapter XVIII of External Circular Letter 100.

Traders used to make operations with derivatives are those that have been certified as derivative operators at Autorregulación de Mercado de Valores (Stock Exchange Auto Regulation).

Corficolombiana has a technologic platform that allows recording and registration of operations agreed with clients.

The treasury Back office is the area in charge of confirming compliance with derivative operations of clients.

No derivative that has not been authorised by Corficolombiana may be negotiated.

Risk concentration limits have been established as follows:

- Market Risk as a function of loss limit of 100 basic points of the Peso-Dollar portfolio Forward.
- Liquidity Risk as a function of the concentration of Peso-Dollar Forward Delivery and Non Delivery maturities.
- Credit Risk as a function of quotas established by the Board of Directors that are previously recommended by the credit committee.
- Operating Risk as a function of inherent and residual risk maps established for Derivative products (by-products).

The Corporation records all its derivative financial instruments, structured products and primary positions covered in its financial statements using the available PUC accounts according with instructions and criteria contained hereunder. When talking about "strategies with basic derivative financial instruments" defined in numeral 5.1.5 of Chapter XVIII of External Circular Letter 100 of 1995, their accounting management is that corresponding to each of their contents independently, in the corresponding PUC accounts established for each of them.

Accounting codes for recording derivative financial instruments have been qualified to distinguish between those with speculation purposes or with coverage purposes. Also, within these ratings accounting codes are established for the different types of instruments. Derivative financial instruments that show a positive fair exchange price , favourable for the controlled entity, shall be recorded in assets, dividing the value of the right and the value of the obligation, except in the case of options where the accounting record is made in one only account. On the other hand, those showing a negative fair exchange price, or unfavourable for the controlled entity, shall be recorded in liabilities, making the same division. This accounting treatment shall be applied both if derivative financial instruments are realised with speculation or coverage purposes.

Accounting of derivative financial instruments with speculation purposes – Derivative financial instruments with speculation purposes are accounted for or recorded in the Corporation Balance from the date of celebration thereof, for their fair exchange price.

When in the initial date the value of the contracts is zero, or that no payments or physical deliveries are made between the parties, the status of results is not affected. In subsequent valuations, variations in the fair exchange price shall be recorded in the status of results according with the provisions of Chapter XVIII of External Circular Letter 100 of 1995.

Independent from if the accumulated variation of the fair exchange price of a derivative financial instrument with speculation purposes is positive (profit) or negative (loss), such variation is revealed daily in the status of results in the corresponding sub account of income or expenses, where the derivative financial instrument must be recorded, and according if it is an accumulated profit or an accumulated loss. The same happens with each of the derivative financial instruments in which negotiation has taken place.

Methodologies for the valuation of derivatives are flexible and look for developing mechanisms for the evaluation and permanent control of specific risks of said operations applying the provisions of Chapter XVIII of External Circular Letter 100 of 1995.

Parameters chosen for the valuation – When no daily market price exists in the terms indicated in numeral 7.2. of chapter XVIII, but the issuer of the option or of the structured product is qualified in its obligations at least as "investment degree" whether by an internationally recognised risk qualifier agency if the issuer is a foreigner, or by a qualifier agency authorised in Colombia if the issuer is a legal person with domicile in the country and has agreed with purchasers the obligation to deliver daily a reference price ('bid') published whether in Bloomberg or Reuters pages, or if not, in the issuer Web page and assures re-purchase of the option or the product at the option of the purchaser or holder, in determined dates, said price provided by the issuer –that recorded at the market daily closing time – may be used by the acquiring vigilante entity for the daily valuation of the option or the product, should it consider it adequate. In all cases, the entity may compare it with the price own methodology and parameters would show, if it deems it convenient.

Cash Operations

1. *Definition, application scope and characterisation* – Based on the provisions of article 2.8.1.1 of Title Eight of Part Two of Resolution 400 of 1995 of the General Chamber of the Superintendence of Securities (at present Superintendence of Finance), or regulations that substitute it or subrogate it, a cash operation is an operation made with a term for its compensation and liquidation equal to the celebration date or of recording of the operation, this is, from today for today (t+0), or up to three (3) business days from the day following to the recording of the operation (t+3).

The aforementioned term for cash operations admits the existence of operative, administrative and operating factors or of difference in activity times that more or less, according with the market referred, does not allow sometimes that operations made as cash operations may be complied with or liquidated on the same negotiation date.

Operations whereby securities are acquired in primary issues made abroad, with celebration date prior to the issue date of the securities subject thereof, shall be understood as cash

operations provided the term for their compensation and liquidation is equal to the date of their celebration or recording, this is from today for today (t+0) oo up to three (3) business days from the following day to the issue of the corresponding securities. In all cases, in order that these operations may be classified as cash operations, it shall be necessary that they are liquidated and compensated through the delivery against payment mechanism.

For the effects of this numeral 1 it is understood that the business day following to the celebration or recording of the operation corresponds to t+1.

Accounting of cash operations and risk assumption – Financial assets acquired in cash operations shall be accounted in entities 'balances in the compliance or liquidation dates thereof and not in the negotiation date, unless these two coincide. Doing so it is possible that records in the balance are in harmony with records in securities negotiation systems or securities operation recording systems. Without prejudice of the aforementioned, changes in the market value of instruments sold shall be reflected in the status of results from the negotiation date, as it corresponds.

Under the liquidation date method, the seller shall record the financial asset in its balance until its delivery, and additionally it shall record in books, in the assets accounts authorised for this type of operations, a right to receive the money product of the transaction and an obligation to deliver negotiated assets. This asset shall have to be evaluated at market prices according with the regulations under Chapter 1 of this Circular Letter; this is why variations of the valuation of this obligation shall be recorded in the status of results.

The purchaser of the financial asset shall not record the financial asset in its balance until it has been delivered, but it shall make an accounting record in asset accounts authorised for this type of operations, a right to receive the asset that shall be valuated at market prices and an obligation to deliver the money agreed for the operation.

When the operation effectively takes place, the purchaser and the seller of the asset shall revert both the right and the obligation recorded from the time of negotiation.

In this way, in a cash operation, the asset purchaser assumes the corresponding market risks (for example, interest rate, type of exchange or of price of the instrument) from the negotiation date; in order to do so, it makes a daily record of changes in the market value with credit or deposit to status of results' accounts using as a counterparty the recorded right, as it corresponds to a higher or lower asset value.

When talking about operations on primary issues of securities issued abroad mentioned in paragraph 1 of this Chapter, controlled entities shall record them in memorandum accounts from the celebration day to the issue day of the corresponding securities. Once the corresponding securities are issued, the controlled entity shall make the recording of operations according with the general rules provided under this numeral.

g. *Current assets (realisable goods) and goods received in payment* – It records the value of goods received by the Corporation in payment of unpaid balances from credits to its favour.

Goods received as dation in payment represented in real estate are received based on a commercial appraisal technically determined, and movables, stock and participations based on the market value.

Goods received in dation as payment represented in securities are valuated and accounted according with the provisions of Chapter 1 of the Basic Financial and Accounting Circular Letter 100 of 1995, on investments.

For recording goods received in payment the following conditions shall be taken into account:

- The initial record is made according with the value determined in the legal award or as agreed with debtors.

- When the good received as dation in payment is not in disposal conditions, its cost is increased with the necessary expenses incurred for the sale.

- Should between the value on which the good is received and the value of the loan to be paid, a balance to the favour of the debtor results, the difference is accounted as an account payable. Should the value of the good not be sufficient to pay for the total obligation, a provision equivalent to the difference is constituted.

h. *Current assets (realisable goods) and goods received in payment provision* – Individual provisions for real estate are constituted applying the model developed by the Corporation and approved by the Superintendence of Finance. The model estimates the maximum loss expected in the sale operation of goods received in payment , according with the recovery history on goods sold, including expenses incurred in the receipt, maintenance and sale of such goods and the grouping of the goods in common categories to estimate the provision base rate. This rate shall be adjusted monthly until reaching eighty per cent (80%) of the provision.

For real estate, a provision equivalent to thirty five per cent (35%) of the acquisition cost is constituted within the following year to the reception of the good received in payment, that must be increased in the second year in an additional thirty five per cent (35%) until reaching seventy per cent (70%) of the value on books of the good received in payment, before provisions.

Once the legal term for sale has expired with no authorisation for an extension, provision shall be of one hundred per cent (100%) of the remaining value on books. Should an extension be granted, thirty per cent (30%) of the provision may be constituted in the term of the extension.

With respect to the provisions of the real estate BRP that correspond to investment securities, these shall constitute under the criteria established in Chapter I of Basic Accounting and Financial Circular Letter 100 of 1995.

i. *Property and Equipment* – It records tangible assets acquired, built or under importation process or construction or mounting process, that are permanently used in the development of the business and with a useful life exceeding one (1) year. It includes costs and direct and indirect expenses caused until when the asset is in using conditions.

Additions, improvements and extraordinary repairs that significantly increase assets useful life are recorded as a greater value and disbursements for maintenance and repairs made for the conservation of these assets are charged to expenses, as made.

Depreciation is recorded using the straight line method and according with the estimated number of useful life years of the assets. Annual depreciation rates for each of the asset items are as follows:

Buildings	5%
Furniture and equipment	10%
Computers	20%
Vehicles	20%

j. *Branch Offices and Agencies* – It records the movement of operations made between the General Direction and the Agencies.

Balances are conciliated monthly and pending entries resulting are regularised in a term not greater than thirty (30) calendar days.

Net balances are re-classified as of the accounting closing, that reflect the sub accounts of branch offices and agencies, to active or passive accounts and the corresponding income and expenses are acknowledged.

k. *Early expenses* – Early expenses correspond to expenses incurred y the Corporation during its activity and which benefit is received in different periods; they may be recovered and suppose the successive execution of the services to be received.

Amortisation is made as follows:

- Interest is caused during the prepaid period.
- Insurance during the term of the policy.
- Maintenance of equipment and software during the term of the contract.
- Connection and data transference insurance during the period on which services are received.
- Other early expenses during the period on which services are received or expenses and costs are caused.

l. *Deferred charges* – Deferred charges correspond to costs and expenses that benefit future periods and are not susceptible to recovery. Amortisation is acknowledged form the date on which they contribute to income generation.

- Refurbishes in a period not greater than two (2) years.
- Computer programs, software, in a period not greater than three (3) years, notwithstanding, when talking about advanced technology software that constitute a global platform that allows the future growth of the entity according with market progress and with development or acquisition costs higher than thirty per cent 30% of the technical equity of the corresponding entity, including hardware, prior opinion of the Superintendence of Finance, it may be deferred at five (5) years from the time when each product begins its productive stage, by means of a gradual and ascending program with percentages of 10%, 15%, 20%, 25% and 30% respectively, or by means of equal aliquots.
- Expenses incurred in research and development of studies and projects shall be deferrable provided that attributable expenses may be individually identified and their technical feasibility has been demonstrated, their amortisation shall be made in a period of not more than two (2) years.
- Deferred charges resulting from improvements to property in leasing shall be amortised in the period that is less than the term of the corresponding contract (not including extensions) and its probable useful life.
- Office utensils and stationary according with actual consumption
- Property tax during the prepaid fiscal term.
- Deferred charges resulting from publicity and propaganda shall be amortised during a period equal to that established for the accounting period this is, during six (6) months, provided disbursements exceed twenty (20) minimum monthly salaries. Nevertheless, for advertising and propaganda expenses that correspond to promotion campaigns carried out as a result of the creation of the Entity or that are originated in the launching of new products or in a change in the brand name or in the name of the institution or its products, the amortisation period may not exceed the three (3) years term; in all events they shall only be deferred during the period mentioned, expenses incurred within the following six (6) months to the occurrence of the referred events.
- Disbursements that correspond to occasional advertising and propaganda, independent from their amount, shall not be susceptible to be deferred.
- Contributions and affiliations during the corresponding prepaid period.
- Commissions paid for by-products during the contract period.

- The remaining concepts are amortised during the estimated disbursement recovery period or of attainment of expected benefits.

m. *Rights in trusts* – Accounted for within other assets, it includes rights generated by virtue of the execution of mercantile trust agreements that grant the trustor or beneficiary the possibility to exercise them according with the formal act or the law.

   Rights in trust were adjusted for inflation to December 31st, 2000 according with the nature of the good transferred.

   According with the type of asset, they are subject to evaluation rules and constitution of provisions and for legal ceilings.

n. *Valorisations* –

   Assets object of valorisation –

   - Investments available for sale in participative securities.

   - Property and equipment, specifically real estate.

   - Art and culture goods.

   Accounting – Investments available for sale in participative securities, in the event the investment value updated with the participation corresponding to the investor is higher to that value on which the investment has been recorded, the difference shall affect in the first place the provision or de valorisation until exhaust it, and any excess shall be recorded as surplus for valorisation.

   Valorisations of real estate are determined confronting the net cost of the real estate with the value of the commercial appraisals made by persons or companies of recognised specialty and independence.

   In the event of a devalorisation, according with caution standards, a provision is constituted for each individual real estate property.

   Valorisation of art and cultural goods is recorded considering the conservation condition of the works, their originality, size, technique and the price of similar works.

   Valorisations of goods received in payment are recorded in memorandum accounts.

o. *Anticipated income* – They correspond to commissions received in advance, that are amortised based on their causation. In this item profits in good sales on credit that are caused on income as collected are also recorded.

p. *Retirement pensions* – The provisions of Decree 2984 of 2009 are applied. This Decree modified Decree 1517 of August 4, 1998, that allows the annual increase of the percentage

amortised of the actuarial calculation. The annual provision is increased rationally and systematically so as of December 31st, 2010 one hundred per cent (100%) of the corresponding calculation is amortised. From that time, amortisation in that percentage shall be maintained.(In the case of the Corporation the actuarial calculation has been totally amortised).

Payment of retirement pensions is charged against the constituted provision.

q. *Income tax* – Expense for income tax is determined based on the taxable revenue or the presumptive revenue, whichever is higher, on which the corresponding tax rates are applied.

r. *Estimated liabilities and provisions* – The Corporation records provisions to cover estimated liabilities, considering that:

- An acquired right exists and consequently a contracted obligation.

- Payment is enforceable or probable, and

- The provision may be justified, assessed and verified.

In the same way, it records values estimated resulting from taxes, contributions and affiliations.

s. *Conversion of transactions in foreign currency* – Operations in foreign currency different from the dollar, are converted into American dollars and then re-stated in Colombian peso at the market representative rate calculated on the last business day of the month. As of June 30, 2010 and December 31st, 2009, rates corresponded to $1.913.15 and $2.044.23 respectively. (Amounts stated in Colombian pesos).

t. *Contingent accounts* – In these accounts are recorded operations by which the Corporation acquires a right or assumes an obligation conditioned to the occurrence or not of a fact, depending on future, eventual or remote factors.

u. *Memorandum accounts* – In these accounts are recorded operations with third parties that due to their nature do not affect the financial condition of the Corporation. Also included are fiscal memorandum accounts where figures for the preparation of tax statements are recorded; it also includes those registration accounts used for fiscal effects, of internal control or management information.

v. *Net profit per share* – In order to determine net profit per share, the Corporation uses the weighted average of subscribed stock by their circulation time during the accounting period. As of June 30, 2010 and December 31st, 2009, the weighted average of circulating stock was of 174.186.328 and 171.315.953 respectively.

w. *Status of cash flows* – As provided under Article 120 of Decree 2649, the Corporation prepares the status of cash flows using the indirect method that includes a conciliation of

the net profit of the year and cash provided by operating activities. For June 30, 2010 and December 31st, according with the status of cash flows, balances are $1.349.778.4 and 916.113.8 respectively. Cash includes the available account and overnight operations.

x. *Main differences between especial norms and accounting norms generally accepted in Colombia* – Especial accounting norms or regulations established by the Superintendence of Finance present some differences with accounting norms generally accepted in Colombia, s follows:

Property and equipment – Accounting norms generally accepted determine that as of the closing of the period the net value of property and equipment with an adjusted value exceeds twenty (20) minimum monthly legal salaries, must be adjusted to its realisation value or to its present value, recording the necessary valorisations and provisions, whilst especial norms have no conditions for this type of assets.

Bonus on stock placing – The especial norm establishes that the bonus for placement of stock is recorded as part of the legal reserve, whilst the generally accepted norm indicates that it must be accounted separately within equity.

3. AVAILABLE, NET

	June 30 2010		December 31, 2009	
Legal currency:				
Banco de la República	$	43.723,1	$	75.025,8
Banks and other financial entities		156.901,0		97.385,5
		200.624,1		172.411,3
Cash	3,3		7,1	
Banco de la República	12,0		12,8	
Banks and other financial entities		307,8		34.767,2
		323,1		34.787,1
		200.947,2		207.198,4
Provision		-		(8,5)
	$	200.947,2	$	207.189,9

As of June 30, 2010 there was no provision recorded. As of December 30, 2009 provision amounted $8,5 corresponding to debit notes pending to be accounted for, greater than 30 days.

No restrictions existed on the available, except for the balance of Banco de la República that corresponds to the legal reserve, with availability subject to the regulations that govern it.

4. ACTIVE POSITIONS IN MARKET OPERATIONS

	June 30 2010 Balance	Rate		December 31 2009 Balance	Rate	
Investments in simultaneous operations	$ 1.148.831,2	3,0	(1)	$ 708.923,9	2,5	(1)
	$ 1.148.831,2			$ 708.923,9		

(1) Corresponds to the average weighted rate of operations in force in legal currency as of the closing of the period.

Should a non compliance occur, the Corporation is backed with transference in ownership of negotiated securities. During the periods corresponding to the semesters ended on June 30, 2010 and December 31st, 2009 no non compliances occurred.

Aforementioned amounts are not subject to restrictions or limitations.

5. INVESTMENTS, NET

	June 30 2010	December 31 2009
Negotiable in debt securities:		
Internal public debt securities issued or guaranteed by the Nation	$ 645.479,3	$ 321.019,9
External public debt securities issued or guaranteed by the Nation	500,6	1.756,8
Other public debt securities	13.208,4	14.600,0
Securities issued, guaranteed or indorsed by FOGAFIN	-	195,1
Securities with credit content derived from tenure processed of mortgage portfolio	5.873,8	6.694,1
Securities with credit content derived from subjacent tenure processes different from those of mortgage portfolio	35.810,0	40.719,1
Securities issued, indorsed, accepted or guaranteed by institutions controlled by the Superintendence of Finance	40.215,5	97.350,9
Securities issued by entities not subject to the control of the Superintendence of Finance	387,6	2.146,8
Securities issued, indorsed, guaranteed by Foreign Banks	16.051,5	23.690,3
Total investments negotiable debt securities	$ 757.526,7	$ 508.173,0
To be held until maturity:		
Internal public debt securities issued or guaranteed by the Nation	116,9	219,6
Total to be held until maturity	$ 116,9	$ 219,6

FILE No. 823437

	June 30 2010	December 31 2009
Available for sale in debt securities:		
Internal public debt securities issued or guaranteed by the Nation	$ 304.643,6	$ 188.238,9
External public debt securities issued or guaranteed by the Nation	-	95.429,9
Securities with credit content derived from subjacent tenure processes different from mortgage portfolio	20.777,2	20.913,8
Securities issued, indorsed, accepted or guaranteed by institutions controlled by the Superintendence of Finance	31.656,0	49.284,6
Securities issued by entities not under the control of the Superintendence of Finance	126.117,3	132.465,2
Total available for sale in debt securities	$ 483.194,1	$ 486.332,4
Investment re purchase rights:		
Negotiable in debt securities		
Internal public debt securities issued or guaranteed by the Nation	$ 100.982,3	$ 505.251,1
Securities issued, indorsed, accepted or guaranteed by institutions under the control of the Superintendence of Finance	4.283,1	9.504,6
Securities issued by entities not under the control by the Superintendence of Finance (included bonds to be obligatory or optionally convertible to stock)	7.985,5	6.512,0
To be held until maturity:		
Internal public debt securities issued or guaranteed by the Nation	56.422,7	55.024,0
Other public debt securities	42.846,8	45.822,3
Available for sale in debt securities:		
Internal public debt securities issued or guaranteed by the Nation	883.965,6	584.102,1
Total investment re purchase rights	$ 1.096.486,0	$ 1.206.216,1
Negotiable investments given in guaranty		
With derivatives		
Internal Public Debt Securities	287,4	-
	$ 287,4	$ -
Investments Available for Sale		
Internal Public Debt Securities	17.747,7	-
	$ 17.747,7	$ -

Negotiable – Participative securities

	June 30, 2010 Social Capital	Participation %	Market Value
In the real sector			
Empresa de Energía de Bogotá	664.992.653,8	3,81%	$ 410.246,7
Sociedad de Inversiones en Energía (*)	200.664,5	7,80%	207.723,8
In joint portfolios			54.159,8
			$ 672.130,3

(*) In February 11, 2010 due to changes in marketability, Sociedad de Inversiones en Energía S.A. was re classified from Available for Sale to Negotiable Investment. This reclassification generated the recording of a revenue of $196.459 that was accounted in the status of results under the Investments Valuation item. This reclassification was informed to the Superintendence of Finance and acknowledgement of the aforementioned recording was made based on literal d) of numeral 4.2.and paragraph 1 of the same numeral of Chapter I of External Circular Letter 100 of 1995.

In the first half of 2010 the investment owned by the Corporation in Tableros y Maderas de Caldas was sold. The operation generated a loss of $235.7.

	December 31st, 2009 Social Capital	Participation %	Market Value
In the real sector			
Tableros y Maderas de Caldas (**)	$ 35.557,6	11,88%	$ 17.963,4
Empresa de Energía de Bogotá (***)	664.992,0	3,81%	382.173,3
In joint portfolios			40.492,6
			$ 440.629,3

(**) In September 3, 2009 the Corporation made the decision to re classify Tableros y Maderas de Caldas S.A. from an Investment available for sale to a Negotiable Investment. This re classification generated a recording of a revenue for $12.106.4 that was accounted in the status of results under the realised profits item. This re classification was informed to the Superintendence of Finance and acknowledgement of the aforementioned revenue was made based on literal a) of numeral 4.2 of Chapter I of External Circular Letter 100 of 1995.

(***) In November 11, 2009 due to a change in the marketability, Empresa de Energía de Bogotá was re classified from Investment Available for Sale to Negotiable Investment. This re classification generated a recording of $71.410.4 that was accounted in the status of results under the Valuation of Negotiable Investments item. This re classification was informed to the Superintendence of Finance and acknowledgement of the aforementioned revenue was made based on literal d) numeral 4.2 and paragraph 1 of the same numeral of Chapter I of External Circular Letter 100 of 1995.

Investments available for sale participative securities with low or minimum marketability –

June 30, 2010

	Equity Value	Number of Shares	Participation %	Acquisition Cost	Adjusted Cost	Market Value	(**)	Valorisation	Devalorisation	Provision
Aerocali S.A.	$ 12.080,0	126.654	33,33%	$ 2.258,5	$ 2.473,6	$ 3.847,10	3	$ 1.373,4	$ -	$ -
Alimentos derivados de la Caña	44.568,7	52.000	0,32%	26,1	26,1	283,30	1	257,2	-	-
Aquacultivos del Caribe S. A.	-	106.000	5,47%	658,8	477,4	420,10		-	-	477,4
AV Villas (Ordinary stock)	763.659,5	45.677	0,00%	164,5	159,1	157,70	1	-	1,4	-
AV Villas (Preferential stock)	763.659,5	20.763	0,01%	62,3	59,6	62,30	1	2,7	-	-
Banco Corficolombiana (Panama) S.A.	USD$7,180.1	6.760.753	100,00%	12.126,8	12.934,3	13.736,70	2	802,4	-	-
Banco de Occidente S.A. (*)	2.088.029,4	9.188.617	0,26%	86.616,8	86.616,8	281.275,60	1	194.658,8	-	-
Bladex S,A, Clase E	-	2.070	0,00%	40,4	39,4	56,10	3	16,7	-	-
C,I, Yumbo S.A.	34.308,2	11.001	0,10%	12,7	11,3	27,60	2	16,3	-	-
Cámara de Compensación de Divisas de Colombia S.A.	2.522,5	79.687.500	3,19%	79,7	79,7	80,40	2	0,7	-	-
Cámara de Riesgo Central de Contraparte de Colombia S.A.	27.386,2	374.485.908	1,10%	374,5	374,5	302,70	2	-	71,8	-
Caribu Internacional S.A.	-	782.278.588	-	782,3	782,3	-	-	-	-	782,3
Casa de Bolsa S.A. Sociedad Comisionista de Bolsa	28.483,4	5.928.649	38,95%	12.815,2	12.815,2	12.952,90	2	137,7	-	-
Colombiana de Extrusión S.A. Extrucol	26.155,8	315.420	20,00%	2.526,0	1.784,8	5.255,30	2	3.470,5	-	-
Colombiana de Licitaciones y Concesiones Ltda.	30.791,9	2.144.194	99,99%	16.836,1	22.235,0	30.791,90	2	8.556,9	-	-
Compañía Aguas de Colombia	6.198,8	560.000	20,00%	448,4	1.096,7	1.240,90	2	144,2	-	-
Concesionaria Tibitoc S.A.	45.822,1	9.086.933	33,33%	12.799,6	9.822,7	14.800,20	2	4.977,5	-	-
Corporación Andina de Fomento	USD$5,370.2	18	0,00%	287,2	330,3	403,00	4	72,7	-	-
Coviandes S.A.	127.852,9	68.002	0,25%	237,4	92,8	305,10	2	212,3	-	-
Deposito Central de Valores-DECEVAL	66.473,2	17.709	3,67%	822,2	1.385,0	2.446,00	2	1.061,0	-	-
Estudios Proyectos e Inversiones de los Andes S. A.	88.279,0	31.665.997	94,87%	52.437,5	40.980,3	83.754,30	2	42.774,0	-	-
Estudios y Proyectos del Sol S.A.(a)	15.624,7	15.496.785	97,12%	-	15.496,8	-	-	-	-	-
Eternit Colombiana S. A.	705.805,3	99.850	0,26%	138,8	69,6	209,80	1	140,2	-	-
Fiduciaria Corficolombiana S.A.	47.792,6	25.488.290	94,50%	25.427,4	31.321,8	45.164,00	2	13.842,2	-	-

	Equity Value	Number of Shares	Participation %	Acquisition Cost	Adjusted Cost	Market Value	(**)	Valorisation	Devalorisation	Provision
Fiduciaria Occidente S. A.	73.606,5	606.494	4,44%	1.840,9	1.762,9	3.286,10	2	1.523,2	-	-
Futbolred,com S.A.	-	120.000	35,67%	361,6	361,6	-	-	-	-	361,6
Gas Comprimido del Perú (a)		10.103.722	80,00%	7.439,7	7.439,7	-	-	-	-	-
Gas Natural ESP	601.250,0	621.866	1,68%	53.480,5	53.480,5	59.077,30	1	5.596,8	-	-
Gasoducto del Tolima S.A.	12.705,7	56.757	5,80%	131,8	131,8	737,50	5	258,1	-	-
Hoteles Estelar de Colombia S.A.	173.324,0	27.035.506	84,91%	71.823,7	55.032,9	147.261,70	2	92.228,8	-	-
Inducarbón	-	2.528	0,09%	0,3	1,1	0,50	-	-	-	1,1
Industria Colombo Andina-Inca S.A.	28.765,5	2.233.819	0,67%	44,3	62,1	187,30	5	125,2	-	-
Industrias Lehner S.A.	23.560,3	24.111.680	49,83%	12.652,9	12.652,9	11.737,80	2	-	-	5.061,1
Jardin Plaza S.A.	54.033,6	888.000	17,76%	10.031,1	10.031,1	15.368,90	4	5.337,8	-	-
Leasing Corficolombiana S.A.	69.586,7	160.431.959	94,50%	34.841,6	60.515,0	65.759,50	2	5.244,5	-	-
Mavalle S.A	10.626,9	30.000	3,75%	257,3	257,3	394,60	2	137,3	-	-
Metrex S.A.	8.221,9	321.782	10,30%	168,4	168,4	363,30	4	194,9	-	-
Organización Pajonales S.A.	115.641,6	1.244.231	94,99%	24.757,9	37.880,2	109.852,70	2	71.972,5	-	-
Petróleos Colombianos Limited (b)	-	17.107	0,049%	111,4	94,9	6,90	-	-	-	94,9
Petróleos Nacionales S.A. (b)	-	6.235.383	19,54%	125,2	257,3	-	-	-	-	257,3
Pizano S.A.	208.860,2	25.912.113	39,99%	31.503,4	30.951,7	65.469,40	4	34.517,6	-	-
Plantaciones Unipalma de los Llanos S.A.	90.942,0	1,515,383,414	54,53%	19.174,3	17.277,9	49.590,50	2	32.312,6	-	-
Proenergía Internacional S.A.	565.295,6	19.123.532	14,39%	78.130,8	78.130,8	81.333,40	5	3.202,6	-	-
Promigas S.A. (c)	1.009.943,3	19.123.532	14,39%	669.716,6	667.899,9	641.542,70	1	-	26.357,2	-
Promisión Celular S.A. Promicel	4.631,3	4.680.420	16,64%	5.642,5	4.803,8	771,20	3	-	-	1.306,5
Promotora de Inversiones Ruitoque S. A.	55.422,1	47.594.406	3,34%	703,7	765,6	1.851,10	3	-	-	198,4
Promotora la Alborada S.A. (b)	-	991.383.354	1,83%	316,3	316,3	-	-	-	-	316,3
Promotora la Enseñanza S.A. (b)	-	490.042	2,45%	69,8	69,8	-	-	-	-	69,8
Promotora y Comercializadora Turística Santamar S.A.	16.494,2	321.171.626	84,55%	10.973,4	9.500,2	11.820,30	2	2.320,1	-	-
Proyectos de Infraestructura S.A.	114.075,2	34.389.667	88,25%	105.204,7	68.375,9	110.847,00	2	42.471,2	-	-
Sociedad Hotelera Cien Internacional S.A.	17.530,2	133.393	0,39%	60,9	58,4	69,00	5	9,3	-	-
Sociedad Transportadora de Gas del Oriente S.A.	80.481,7	81.076.953	20,00%	1.073,5	10.277,5	16.105,00	4	5.827,5	-	-

	Equity Value	Number of Shares	Participation %	Acquisition Cost	Adjusted Cost	Market Value	(**)	Valorisation	Devalorisation	Provision
Tejidos Sintéticos de Colombia S.A.	22.342,8	56.077.002	94,99%	13.648,7	16.097,0	21.219,10	2	5.122,1	-	-
Textiles el Espinal S.A. en liquidación (b)	-	7.107.259	8,56%	2.399,1	2.399,1	-	-	-	-	2.399,1
Valle Bursátiles S.A.	789,3	509.277	5,06%	34,7	31,2	40,00	2	8,8	-	-
Valora S.A.	32.819,1	233.001.965	94,95%	31.110,9	29.576,9	31.153,30	2	1.576,3	-	-
Ventas y Servicios S. A.	2.945,0	90.325	19,90%	232,6	405,4	586,10	4	180,7	-	-
					$1.418.532,2			$ 582.685,3	$ 26.430,4	$ 11.325,8

(*) In June 2010,the merger between Banco de Occidente and Leasing de Occidente S.A. was entered into records at 429.474.513 the Corporation owned in Leasing de Occidente S.A. were exchanged for 8.842.303 remaining a 6,1322% participation this operation generated an increase in the valorisation in the investment in Banco de Occidente S.A.for $150.260.0 that was recorded in June 2010.

(a) They do not present equity value because they are companies recently created.

(b) It does not present equity value because the Corporation has no updated information as of December 2009. This investment is totally provisioned.

(c) In March 2010 the investment in Promigas was reclassified from Available Investment to Negotiable Investment, going from low to medium marketability, according with Circular Letter 027 of March 2010 of the Superintendence of Finance of Colombia, this reclassification generated a revenue in the status of results for $11.339.1.In May 2010 this investment was reclassified from Negotiable Investment to Investment Available for Sale going from medium to low marketability according with Circular Letter 043 of May 2010, this reclassification had no effect in the status of results.

(**) Corresponds to the dates of the certificates used for the valuation of investments based on equity variations.

(1) Value in the Stock Exchange of June 30, 2010.

(2) Equity Value as of May 31st, 2010.

(3) Equity Value as of April 30, 2010.

(4) Equity Value as of March 31st, 2010.

(5) Equity Value as of December 31st, 2009.

With high and medium marketability

	Social Capital	No. of shares	Participat. %.	Acquisition Cost	Value in the Stock Exchange	Market Value
With high liquidity						
Stock Exchange of Colombia	18.672,8	628.047.243	3,36%	11.471,2	35,80	$ 22.484,1
Mineros S.A.	158,9	18.275.422	6,98%	50.257,4	6.000,00	109.652,5
Total investments available for sale in participative securities with high and medium marketability						132.136,6

Total investments available for sale	$ 1,550,668.8

No economic or legal restrictions exist on the Investments.

Investments available for sale participative securities with low or minimum marketability –

December 31st, 2009

	Equity value	Number of Shares	Participation %	Acquisition Cost	Adjusted Cost	Market Value	(**)	Valorisation	Devalorisation	Provision
Aerocali S.A.	$ 17.144,1	126.654	33,33%	$ 2.258,5	$ 2.473,6	$ 5.534,9	2	$ 3.061,3	$ -	$ -
Alimentos derivados de la Caña (Adecaña)	43.815,6	52.000	0,32%	26,1	26,1	263,1	1	237,0	-	-
Aquacultivos del Caribe S. A.	-	106.000	5,47%	658,8	477,4	420,1	-	-	-	477,4
AV Villas (Acciones Ordinarias)	731.901,7	45.677	0,00%	164,5	159,1	169,4	1	10,3	-	-
AV Villas (Acciones Preferenciales)	731.901,7	20.763	0,01%	62,3	59,6	62,3	1	2,7	-	-
Banco Corficolombiana (Panama) S.A.	USD$7,100.0	6.019.000	100,00%	12.126,8	12.304,2	14.514,1	2	2.209,9	-	-
Banco de Occidente	1.850.904,3	346.314	0,26%	5.553,7	5.553,7	9.691,3	1	4.137,7	-	-
Bladex S.A. Clase E	-	2.070	0,00%	40,4	42,1	59,4	1	17,3	-	-
C.I. Yumbo S.A.	35.172,9	11.001	0,10%	12,7	11,3	28,4	3	17,1	-	-
Cámara de Compensación de Divisas de Colombia S.A.	2.137,2	79.687.500	3,19%	79,7	79,7	68,1	2	-	11,6	-
Cámara de Riesgo Central de Contraparte de Colombia S.A.	24.750,9	312.744.041	1,08%	312,7	312,7	266,9	2	-	45,9	-
Caribu Internacional S.A.	-	782.278.588	-	782,3	782,3	-	-	-	-	782,3
Casa de Bolsa S.A. Sociedad Comisionista de Bolsa	28.372,8	5.928.649	38,95%	12.815,2	12.815,2	12.909,8	2	94,6	-	-
Colombiana de Extrusión S.A. Extrucol	21.993,7	315.420	20,00%	2.526,0	1.784,8	4.422,9	3	2.638,1	-	-
Colombiana de Licitaciones y Concesiones Ltda.	32.980,0	2.144.194	99,99%	16.836,1	22.235,0	32.980,0	2	10.745,0	-	-
Compañía Aguas de Colombia	6.232,0	560.000	20,00%	448,4	1.096,7	1.247,5	3	150,8	-	-
Concesionaria Tibitoc S.A.	44.355,4	9.086.933	33,33%	12.799,6	9.822,7	14.311,3	3	4.488,6	-	-
Corporación Andina de Fomento	USD$5,006.2	18	0,00%	287,2	352,9	324,0	3	87,2	-	-
Coviandes S.A.	113.720,9	68.002	0,25%	237,4	92,8	270,6	2	177,8	-	-
Deposito Central de Valores-DECEVAL	66.849,7	17.709	3,67%	822,2	1.385,0	2.459,8	2	1.074,8	-	-
Estudios Proyectos e Inversiones de los Andes S. A.	83.591,3	31.665.997	94,87%	52.437,5	40.980,3	79.306,8	2	38.326,5	-	-
Estudios y Proyectos del Sol (antes inversora en Aeropuertos S.A.) (a)		9.014.247	99,99%	9.014,2	9.014,2	-	-	-	-	-
Eternit Colombiana S.A.	63.620,0	99.850	0,26%	138,8	69,6	194,9	1	125,2	-	-

	Equity value	Number of Shares	Participation %	Acquisition Cost	Adjusted Cost	Market Value	(**)	Valorisation	Devalorisation	Provision
Fiduciaria Corficolombiana S.A.	48.182,6	25.488.290	94,50%	25.427,4	31.321,8	45.532,6	2	14.210,8	-	-
Fiduciaria Occidente S.A.	78.268,0	606.494	4,44%	1.840,9	1.762,9	3.492,9	2	1.730,0	-	-
Futbolred,com S.A. (b)	-	120.000	35,67%	361,6	361,6	-	-	-	-	361,6
Gas Comprimido del Perú (a)	-	10.103.722	80,00%	7.949,4	7.949,4	-	-	-	-	-
Gas Natural ESP	660.195,5	621.866	1,68%	53.480,5	53.480,5	52.669,8	1	-	810,6	-
Gasoducto del Tolima S.A.	15.218,9	230.711	5,80%	305,7	305,7	883,2	3	577,5	-	-
Hoteles Estelar de Colombia S.A.	169.320,3	26.465.670	84,91%	71.823,7	51.883,4	143.861,7	2	91.978,2	-	-
Inducarbón	-	2.528	0,09%	0,3	1,1	0,5	-	-	-	1,1
Industria Colombo Andina-Inca S.A.	23.501,1	2.233.819	0,67%	44,3	62,1	151,8	4	89,7	-	-
Industrias Lehner S.A.	26.292,5	24.111.680	49,83%	12.652,9	12.652,9	13.101,6	3	-	-	2.530,6
Jardin Plaza S.A.	55.491,1	888.000	17,76%	10.031,1	10.031,1	15.627,8	3	5.596,7	-	-
Leasing Corficolombiana S.A.	69.849,5	157.534.554	94,50%	34.841,6	59.286,5	66.007,8	2	6.721,3	-	-
Leasing de Occidente S.A.	234.783,8	429.474.513	45,24%	56.009,3	81.063,2	106.219,4	2	25.156,3	-	-
Mavalle S.A.	10.202,4	30.000	3,75%	257,3	257,3	378,6	2	121,3	-	-
Metrex S.A.	8.787,2	321.782	10,30%	168,7	168,7	421,4	2	252,7	-	-
Organización Pajonales S.A.	116.534,3	1.232.798	94,99%	24.757,9	36.853,2	110.700,7	2	73.847,5	-	-
Petróleos Colombianos Limited	-	17.107	0,049%	111,4	101,4	6,9	-	-	-	101,4
Petróleos Nacionales S.A.	-	6.235.383	19,54%	125,2	257,3	-	-	-	-	257,3
Pizano S.A.	194.862,9	25.912.113	39,99%	31.503,4	30.951,7	59.872,4	3	28.920,7	-	-
Plantaciones Unipalma de los Llanos S.A.	89.542,4	1.515.383.414	54,53%	19.174,3	17.277,9	48.827,3	2	31.549,4	-	-
Proenergía Internacional S.A.	654.097,8	19.123.532	14,39%	78.130,8	78.130,8	94.110,0	3	15.979,2	-	-
Proinversiones S.A.	-	437.266	3,02%	9,6	9,6	33,4	4	-	-	3,8
Promigas S.A. (*)	1.136.136,0	19.123.532	14,39%	803.188,3	663.485,0	687.194,4	1	23.709,4	-	-
Promisión Celular S.A. Promicel	5.925,0	4.680.420	16,64%	5.642,5	4.803,8	986,6	2	-	-	1.306,5
Promotora de Inversiones Ruitoque S. A. (Promisión)	41.232,3	47.594.406	3,34%	703,7	765,6	1.377,2	4	-	-	198,4
Promotora la Alborada S.A.	-	991.383.354	1,83%	316,3	316,3	-	-	-	-	316,3
Promotora la Enseñanza S.A.	-	490.042	2,45%	69,8	69,8	-	-	-	-	69,8
Promotora y Comercializadora Turística Santamar S.A.	15.756,5	321.171.626	84,55%	10.973,4	9.500,2	11.196,3	2	1.696,1	-	-

	Equity value	Number of Shares	Participation %	Acquisition Cost	Adjusted Cost	Market Value	(**)	Valorisation	Devalorisation	Provision
Proyectos de Infraestructura S.A.	113.785,5	34.389.667	88,25%	105.204,7	68.375,9	110.591,3	2	42.215,5	-	-
Sociedad de Inversiones en Energía S.A.	1.076.262,0	14.485.627	7,80%	21.174,6	18.985,4	201.984,7	1	182.999,3	-	-
Sociedad Hotelera Cien Internacional S.A.	17.324,8	133.393	0,39%	60,9	58,4	67,7	3	9,3	-	-
Sociedad Transportadora de Gas del Oriente S.A.	70.657,3	81.076.953	20,00%	1.073,5	10.277,5	14.140,1	2	3.862,6	-	-
Tejidos Sintéticos de Colombia S.A.	22.524,7	52.786.049	94,99%	13.648,7	15.688,9	21.396,2	2	5.707,3	-	-
Textiles el Espinal S.A.	-	7.107.259	8,56%	2.399,1	2.399,1	2.669,0	-	-	-	2.399,1
Valle Bursátiles S.A.	789,5	509.277	5,06%	34,7	31,2	40,2	2	9,0	-	-
Valora S.A.	37.154,9	233.001.965	94,95%	31.110,9	29.576,9	35.270,1	2	5.693,2	-	-
Ventas y Servicios S. A.	3.085,1	81.766	19,90%	232,6	339,0	614,0	3	274,9	-	-
					$ 1.420.774,1			$ 630.509,8	$ 868,1	$ 8.805,6

(*) In August 2009 the investment of Promigas S.A was reclassified: it has an adjusted cost of $663.4 with a 14, 39% participation as it appears in note 17.

(a) They do not present equity value for being recently created companies.

(b) There is no equity value because the Corporation has no updated information as of December 2009. This investment is totally provisioned.

(c) In October 2009, Valores de Occidente merged with Casa de Bolsa creating the company Empresa Casa de Bolsa Sociedad Comisionista de Bolsa; therefore, the value of the two companies as of October 2009 was taken as adjusted cost.

(**) It corresponds to the dates of the certificates used for the valuation of investments based on equity variations.

(1) Equity value as of November 2009.

(2) Equity value as of October 2009.

(3) Equity value as of September 30, 2009.

(4) Equity value as of June 30, 2009.

With high and medium marketability

	Social Capital	No. of Shares	Particip. %	Acquisition Cost	Value in the Stock Exchange	Market Value
With high liquidity						
Bolsa de Valores de Colombia	18.672,8	628.047.243	3,36%	11.471,2	29.50	$ 18.527,4
Mineros S.A.	158,9	18.275.422	6,98%	50.257,4	5.580	101.976,9
Total investments available for sale in participative securities with high and medium marketability						120.504,3
Total investments available for sale						$ 1.541.278,4

FILE No. 823437

No economic or legal restrictions exist on the Investments.

FILE No. 823437

The Corporation evaluated and rated under credit risk all investments in participative securities, except for investments made in securities as high and medium marketability informed by the Superintendence of Finance. The result is as follows:

	Qualification/Rating		Provision for Credit Risk	
	June 2010	December 2009	June 2010	December 2009
Aerocali S.A.	A	A	$ -	$ -
Alimentos derivados de la Caña S.A	A	A	-	-
Aquacultivos del Caribe S.A.	E	E	477,4	477,4
AV Villas	A	A	-	-
Banco Corficolombiana (Panamá) S.A.	A	A	-	-
Banco de Occidente	A	A	-	-
Bladex S.A.	A	A	-	-
C.I. Yumbo S.A.	A	A	-	-
Caribú Internacional S.A.	E	E	782,3	782,3
Cámara de Compensación de Divisas de Colombia S.A.	A	A	-	-
Cámara de Riesgo Central de Contraparte de Colombia S.A.	A	A	-	-
Casa de Bolsa Sociedad Comisionista de Bolsa S.A.	A	A	-	-
Colombiana de Extrusión S.A. Extrucol	A	A	-	-
Colombiana de Concesiones y Licitaciones Ltda.	A	A	-	-
Compañía Aguas de Colombia	A	A	-	-
Concesionaria Tibitoc S.A.	A	A	-	-
Corporación Andina de Fomento	A	A	-	-
Coviandes S.A.	A	A	-	-
Depósito Central de Valores- Deceval	A	A	-	-
Estudios Proyectos e Inversiones de los Andes S.A.	A	A	-	-
Eternit Colombiana S.A.	A	A	-	-
Fiduciaria Corficolombiana S.A.	A	A	-	-
Fiduciaria de Occidente S.A.	A	A	-	-
Futbolred.com S.A.	E	E	361,6	361,6
Estudios y Proyectos del Sol S.A. (Antes "Inversora en Aeropuertos S.A.")	A	A	-	-
Gas Comprimido del Perú	A	A	-	-
Gas Natural S.A. E.S.P.	A	A	-	-
Gasoducto del Tolima S.A.	A	A	-	-
Hoteles Estelar de Colombia S.A.	A	A	-	-
Inducarbón	E	E	1,1	1,1
Industria Colombo Andina-Inca S.A.	A	A	-	-
Industrias Lehner S.A.	C	B	5.061,1	2.530,5
Jardín Plaza S.A.	A	A	-	-
Leasing de Occidente S.A.	A	A	-	-
Leasing Corficolombiana S.A.	A	A	-	-
Mavalle S.A.	A	A	-	-
Metrex S.A.	A	A	-	-
Organización Pajonales S.A.	A	A	-	-
Petróleos Colombianos Limited	E	E	94,9	101,5
Petróleos Nacionales S.A.	E	E	257,3	257,3
Pizano S.A.	A	A	-	-
Plantaciones Unipalma de los Llanos S.A.	A	A	-	-
Proinversiones S.A.	-	C	-	3,8
Promigas E.S.P. (1)	A	A	-	-
Promisión Celular S.A. Promicel	C	C	1.306,5	1.306,5
Promotora de Inversiones Ruitoque S.A.	B	B	198,4	198,4

	Qualification/Rating		Provision for Credit Risk	
	June 2010	December 2009	June 2010	December 2009
Proenergía Internacional S.A.	A	A	-	-
Promotora y Comercializadora Turística Santamar S.A.	A	A	-	-
Promotora la Alborada S.A.	E	E	316,3	316,3
Promotora la Enseñanza S.A.	E	E	69,8	69,8
Proyectos de Infraestructura S.A.	A	A	-	-
Sociedad de Inversiones en Energía S.A. (2)	A	A	-	-
Sociedad Hotelera Cien Internacional S.A.	A	A	-	-
Sociedad Transportadora de Gas del Oriente S.A.	A	A	-	-
Tejidos Sintéticos de Colombia S.A.	A	A	-	-
Textiles el Espinal S.A.	E	E	2.399,1	2.399,1
Valle Bursátiles	A	A	-	-
Valora S.A.	A	A	-	-
Ventas y Servicios (sales and services)	A	A	-	-
			11.325,8	8.805,6
Debt securities provision			1.553,3	1.843,2
Negotiable Investments Provision Participative Securities (2)			91.838,9	-
Total provisions			$104.718,0	$ 10.648,8

(1) In August 2009 the investment the Corporation had in Promigas E.S.P. was reclassified from Available for Sale "medium marketability" to "low marketability" due to the change in marketability informed by the Superintendence of Finance in its Circular Letter 061 of August 11, 2009 of the Superintendence of Finance of Colombia and in compliance with the provisions of numeral 6.2.of Chapter I of Circular Letter 100 of Superintendencia Financiera. That reclassification originated an income net effect in the status of results of the second half of 2009 for $260.834,8, recorded in the item Realised Profit in Investments Available for Sale. The reclassification was informed to the Superintendence of Finance.

(2) In February 2010 due to a change in the marketability the company Sociedad de Inversiones en Energía S.A. was reclassified from Investment Available for Sale to Negotiable Investment. This reclassification generated the recording of a revenue of $196.459 that was accounted in the status of results under the item Valuation of Negotiable Investments. This reclassification was informed to the Superintendence of Finance and acknowledgement of the aforementioned revenue was made based on literal d) of numeral 4.2.and paragraph 1 of the same numeral of Chapter I of External Circular Letter 100 of 1995. The Corporation recorded in February 2010 a provision to the investment in Sociedad de Inversiones en Energía S.A., due to the fluctuation in the share price, the constitution of the provision was informed to the Superintendence of Finance that is updated on monthly basis.

Investments provision	June 30 2010	December 31 2009
Initial balance	$ 10.648,8	$ 11.105,9
Plus:		
Provision charged to expenses of the period	94.804,7	674,9

FILE No. 823437

	105.453,5	11.780,8
Minus:		
Provision reimbursements	725,1	1.127,0
Liquidation Empresa Inversiones Proinversiones	3,8	-
Adjustment in change	6,6	5,0
Final Balance	$ 104.718,0	$ 10.648,8

The following is the investment maturity:

Portfolio Maturity as of June 30, 2010

	From 0 to 30 days	From 31 to 60 days	from 61 to 90 days	from 91 to 180 days	from 181 to 360 days	More than 360 days	General Total
Consolidated portfolio							
Negotiable	$ 1.865,9	$ 1.089,9	$ 40.169,8	$ 13.227,9	$ 17.219,2	$ 797.492,3	$ 871.065,0
Available	-	-	167,9	-	-	1.384.739,5	1.384.907,4
At maturity	7.378,5	201,3	534,7	14.322,5	20.409,8	56.539,6	99.386,4
General Total	$ 9.244,4	$ 1.291,2	$ 40.872,4	$ 27.550,4	$ 37.629,0	$2.238.771,4	$ 2.355.358,8
Forward consolidated securities sale							
Rights	$ 2.012,4	$ -	$ -	$ -	$ -	$ -	$ 2.012,4
Obligations	(1.992,5)	-	-	-	-	-	(1.992,5)
Total	$ 19,9	$ -	$ -	$ -	$ -	$ -	$ 19,9
Forward purchase							
Rights	$ 995.801,1	$ 474.336,4	$ 360.040,7	$ 146.471,8	$ 177.300,4	$ -	$ 2.153.950,4
Obligation	(1.002.620,6)	(486.786,5)	(370.210,2)	(155.448,1)	(183.285,3)	-	(2.198.350,7)
Total	$ (6.819,5)	$ (12.450,1)	$ (10.169,5)	$ (8.976,3)	$ (5.984,9)	$ -	$ (44.400,3)

	From 0 to 30 days	From 31 to 60 days	from 61 to 90 days	from 91 to 180 days	from 181 to 360 days	More than 360 days	General Total
Forward sale foreign currency							
Rights	$ 1.540.913,4	$ 238.345,5	$ 209.303,3	$ 241.169,0	$ 180.812,8	$ 20.001,3	$ 2.430.545,3
Obligation	(1.527.107,5)	(232.788,8)	(199.538,8)	(229.816,6)	(172.185,0)	(19.912,6)	(2.381.349,3)
Total	$ 13.805,9	$ 5.556,7	$ 9.764,5	$ 11.352,4	$ 8.627,8	$ 88,7	$ 48.196,0

Maturity of Portfolio as of December 31st, 2009

	from 0 to 30 days	from 31 to 60 days	from 61 to 90 days	from 91 to 180 days	from 181 to 360 days	More than 360 days	General Total
Consolidated Portfolio							
Negotiable	$ 2.034	$ 50.280	$ 1.194	$ 49.630	$ 26.165	$ 900.138	$ 1.029.441
Available	-	-	-	-	7.324	1.072.812	1.070.518
At maturity	11.289	-	-	12.075	22.458	55.244	101.066
Total general	$ 13.323	$ 50.280	$ 1.194	$ 61.705	$ 55.947	$ 2.028.194	$ 2.201.025
Forward purchase consolidated securities							
Rights	$ 5.185,8	$ -	$ -	$ -	$ -	$ -	$ 5.185,8
Obligation	(5.191,6)	-	-	-	-	-	(5.191,6)
Total	$ (5,8)	$ -	$ -	$ -	$ -	$ -	$ (5,8)
Forward purchase foreign currency							
Rights	$ 1.309.526,5	$ 508.817,6	$ 256.677,0	$ 79.150,6	$ 98.706,8	$ -	$ 2.252.878,5
Obligation	(1.285.561,0)	(497.171,7)	(252.913,7)	(77.117,6)	(98.609,7)	-	(2.211.373,7)
Total	$ 23.965,5	$ 11.645,9	$ 3.763,3	$ 2.033,0	$ 97,1	$ -	$ 41.504,8
Forward sale foreign currency							

	from 0 to 30 days	from 31 to 60 days	from 61 to 90 days	from 91 to 180 days	from 181 to 360 days	More than 360 days	General Total
Rights	$ 1.386.829,8	$ 216.419,8	$ 493.651,5	$ 251.408,1	$ 104.844,3	$ 55.065,9	$ 2.508.219,4
Obligation	(1.401.370,5)	(206.811,8)	(493.381,9)	(256.160,2)	(97.828,6)	(56.411,8)	(2.511.964,8)
Total	$ (14.540,7)	$ 9.608,0	$ 269,6	$ (4.752,1)	$ 7.015,7	$ (1.345,9)	$ (3.745,5)

6. ACCEPTANCES, CASH OPERATIONS AND DERIVATIVES, NET

	June 30, 2010	December 31, 2009
Rights cash operations	$ 23.631,4	$ 94.519,9
Obligations cash operations	(23.718,2)	(94.442,0)
Futures Rights	114.996,3	48.527,8
Futures obligations	(113.969,4)	(48.527,8)
Forward operations Rights	4.586.488,6	4.766.283,5
Forward operations Obligations	(4.581.712,6)	(4.728.530,0)
Speculation Options	(34,1)	-
	$ 5.682,0	$ 37.831,4

The Corporation has defined that it must cover the risk for the difference in change generated as a consequence of its own position (assets minus liabilities in foreign currency) that takes it to make operations by means of carrying out future contracts and operations with derivatives, whenever market conditions are worth it.

List of comparative average balances on obligations, rights, profit and loss:

	June 30, 2010				December 31, 2009			
	Sales	Variation %	Purchase	Variation %	Sale	Variation %	Purchase	Variation %
Rights								
Foreign currency	$1.671.039,5	(42,03)	$ 977.801,0	(59,04)	$2.882.586,1	0,72	$ 2.387.020,9	(0,54)
Securities	16.381,3	237,17	12.540,0	224,31	4.858,5	(14,92)	3.866,6	(44,12)

	June 30, 2010				December 31, 2009			
	$1.687.420,8		$ 990.341,0		$2.887.444,6		$ 2.390.887,5	
Obligations								
Foreign exchange	$1.628.444,5	(41,79)	$ 969.211,3	(59,53)	$2.797.729,5	(4,01)	$ 2.394.864,5	0,86
Securities	16.405,5	239,12	12.510,6	223,67	4.837,6	(15,92)	3.865,2	(44,31)
	$1.644.850,0		$ 981.721,9		$2.802.567,1		$ 2.398.729,7	
Monthly average result	68.479,6	(15,88)	63.785,2	(10,37)	81.409,8	26,03	71.165,8	26,80

They correspond to the average of final monthly balances during the semester.

Minimum and maximum terms oscillated between 3 and 365 days during the periods ended on June 30, 2010 and December 31, 2009.

No limitations or restrictions of any kind existed for the execution of these contracts.

7. ACCOUNTS RECEIVABLE, NET

	June 30 2010	December 31 2009
Other interest:		
Loans to employees	$ 3,9	$ 4,1
Sundry	379,6	393,0

FILE No. 823437

	$ 383,5	$ 397,1
Commissions and fees	$ 1.494,6	$ 2.965,1
Payment on account of clients commercial	$ 0,6	$ 0,7
Other		
Dividends and participations (1)	$ 12.645,6	$ 12.337,6
Leasing	25,1	92,2
Sale of goods and services (2)	43.651,0	57.900,9
Payments on account of clients	97,9	149,7
Advances of contracts and suppliers (3)	4.026,9	4.032,8
Advances to personnel	-	0,6
Sales tax to be paid Debit	7.815,0	6.245,8
Sundry (4)	3.189,8	2.788,9
	$ 71.451,3	$ 83.548,5
Minus provision	(2.191,1)	(4.251,4)
	$ 71.138,9	$ 82.660,0

(1) As of June 30, 2010 this item included among other values, the following: Banco de Occidente S.A. $2.715,2, Mineros S.A $2.266,1, Leasing Corficolombiana S.A. $1.843,9, Aerocali $1.054,1, Gas Natural $2.324,7, Hoteles Estelar $632,7, Organización Pajonales S.A. $474,9, Unipalma $467,9. Fiduciaria de Occidente S.A. $362,9. Bolsa de Valores de Colombia $173,8. As of December 31, 2009 this item includes among other

values, the following: Promigas $5.278,1, Hoteles Estelar $469,2, Epiandes S.A. $5.945,3, Fiduciaria de Occidente S.A. $154,8 and Mineros S.A. $392,0.

(2) As of June 30, 2010 this item includes among other, the following: Credit sale investment in Colombina S.A. $42.749,7 the deferred income balance is $31.632,9, Inversiones Gaviria Restrepo $823,8. As of December 31, 2009 this item includes among other values: Term sale investment in Colombina S.A. $56.999,7 this transaction originated the recording of a deferred income for a value of $42.176, Inversiones Gaviria Restrepo $823,8.

(3) As of June 30, 2010 and December 31, 2009 this item included Concesionaria Ruta del Sol S.A. $4.026,9.

(4) As of June 30, 2010 this item included Banco Bilbao Vizcaya Argentaria $501, Banco Colpatria $121,7 Laboratorios Franco Colombiano $50,9, Bancolombia $363,0, Bancoldex $59,3, Casa de Bolsa Sociedad Comisionista de Bolsa $8,6, Studio F Internacional $26,5. As of December 31, this item includes Banco de Occidente S.A. $259,5, Fiduciaria Corficolombiana S.A. $46,4, Constructora Melendez S.A. $30,2, Banco Corficolombiana S.A. $13,6, Fundación Corficolombiana $9,0, Profesionales de Bolsa $29,0, Fiduciaria Corficolombiana - Metrotel Recursos $440,9, Promotora la Arbolada en Reestructuración $728,9, Colombiana de Comunicaciones $368,3, Banco Davivienda $247,9, Ingenio del Cauca S.A. $106,3, La Campana S.A. $78,2. Gas Comprimido del Perú $155,3.

Provision Accounts Receivable –	June 30 2010	December 31 2009
Initial balance	$ 4.251,4	$ 3.406,7
Plus:		
Provision charged to commercial operation expenses	19,5	948,1
	4.270,9	4.354,8
Minus:		
Commercial provision reimbursements	2.079,8	103,3
Adjustment to accounts receivable	-	0,1
	$ 2.191,1	$ 4.251,4

8. REALISABLE GOODS AND GOODS RECEIVED IN PAYMENT

Goods received in payment-

Real estate	$ 15.413,2	$ 23.443,3
Movables	1.654,2	1.709,0

	$ 17.067,4	$ 25.152,3
Minus provision	(13.365,2)	(19.743,5)
	$ 3.702,2	$ 5.408,8
Goods not used in the Corporate purpose –		
Land	$ 585,9	$ 585.9

The detail of goods received in payment according with permanence time is as follows:

	June 30, 2010				
	Between 1 and 3 years	**between 3 and 5 years**	**More than 5 years**	**Total**	**Provision**
Real estate	$ 1.508,8	$ 317,2	$ 13.587,3	$ 15.413,3	$ 11.711.1
Movables	-	-	1.654,1	1.654,1	1.654,1
	$ 1.508,8	$ 317,2	$ 15.241,4	$ 17.067,4	$ 13.365,2

	December 31st, 2009				
	Between 1 and 3 years	**Between 3 and 5 years**	**More than 5 years**	**Total**	**Provision**
Real estate	$ 1.683,0	$ 328,0	$ 21.432,3	$ 23.443,3	$ 18.034,5
Movables	20,0	-	1.689,0	1.709,0	1.709,0
	$ 1.703,0	$ 328.0	$ 23.121,3	$ 25.152,3	$ 19.743,5

The Management considers that the immobilisation and materiality of these assets shall not produce important negative effects on the financial statements. At present the Corporation takes steps for the realisation of these goods within the terms established by the Superintendence of Finance. In general terms goods are in good condition. Provisions have been made for those deteriorated.

The Corporation has appraisals and insurance policies for its assets.

Provision for goods received in payment –	June 30 2010	December 31st 2009
Initial balance	$ 19.743,5	$ 20.302,9
Plus:		
Provision charged to expenses of the period	67,6	109,7
	19.811,1	20.412,6
Minus:		
Reimbursements of provision	39,1	194,0
Use sale goods received in payment	2.005,9	475,1
Reclassification to Rights in trusts dations in payment	4.400,9	-
	$ 13.365,2	$ 19.743,5

9. PROPERTY AND EQUIPMENT, NET

	June 30 2010	December 31st 2009
Land	$ 2.977,1	$ 2.978,0
Buildings	10.501,1	10.639,8
Equipment, furniture and fixtures	8.740,8	8.744,0
Computers	9.481,5	9.498,4
Vehicle	697,1	749,3
Mobilisation equipment (lifts)	360,7	360,7
	32.758,3	32.970,2
Depreciations		
Buildings	(7.461,7)	(7.336,4)
Equipment, furniture fixtures	(7.206,4)	(7.139,0)
Computers	(8.563,4)	(8.434,3)
Vehicles	(327,2)	(309,8)
Mobilisation equipment and machines	(52,6)	(43,6)

FILE No. 823437

	(23.611,3)	(23.263,1)

	June 30 2010	December 31 2009
Provisions	(277,1)	(284,0)
Total property and equipment	$ 8.869,9	$ 9.423,1
Valorisation	$ 24.145,6	$ 23.050,3

Total depreciation recorded during the first half of 2010 was $645,2 and in the second half of 2009, $698,7.

The Corporation has maintained the necessary measures for the conservation and protection of its assets. As of June 30, 2010 and December 31, 2009 insurance policies existed covering subtraction, fire, earthquakes, riots, explosions, volcanic eruptions, low tension, premises, loss or damage to offices and vehicles.

The Corporation has appraisals of its real estate assets and no mortgages or ownership reserves exist on them, or have they been transferred in collateral.

10. OTHER ASSETS

Permanent contributions – For the first half of 2010 and the second half of 2009 permanent contributions in social clubs for $98,2 existed.

Anticipated or early expenses and deferred charges – Movement of anticipated or early expenses and deferred expenses during the first semester of 2010 was the following:

	June 2010	Charges	Amortisation	December 2010
Early expenses				
Interest	$ 0,2	$ 1,5	$ 1,5	$ 0,2
Insurance	102,4	208,9	11,6	299,7
Leasing/rentals	57,2	57,2	114,4	-
Maintenance of software	240,4	164,9	306,8	98,5
Other	39,5	105,0	114,1	30,4

	June 2010	Charges	Amortisation	December 2010
Deferred charges:				
Refurbishing	159,6	110,3	111,6	158,3
Software	794,3	501,9	485,2	811,0
Utensils and stationary	31,5	66,6	58,4	39,7
Improvements to property in leasing or rented	109,8	36,6	-	146,4
Taxes	68,9	46,9	115,8	-
Contributions and affiliations	7,3	406,3	384,6	29,0
	$ 1.611,1	$ 1.706,1	$ 1.704,0	$ 1.613,2

Other -

	June 30 2010	December 31 2009
Loans to employees	$ 1.650,4	$ 1.785,0
Deposits on guaranty	30,0	30,0
Deposits in futures contracts	-	9.373,2
Art and culture goods	266,8	266,8
Rights in Trust (1)	47.554,4	41.622,0
Sundry (2)	13.161,1	5.096,4
	$ 62.662,7	$ 58.173,4

(1) Rights in trusts

Trust for real estate development	$ 23.732,0	$ 23.737,0
Trust for portfolio administration (*)	859,5	431,7
Trust realisable goods and goods received in payment	20.551,7	15.572,0
Trust property and equipment	875,5	345,6
Other trusts	1.535,7	1.535,7

FILE No. 823437

	$ 47.554,4	$ 41.622,0

(*) It corresponds to Autonomous Equity B product of the transfer of Assets to Banco de Bogotá.

(2) As of Jun e 30, 2010 this item included among other values: Withholding at source $7.237.9, surplus prepayments and retentions $5.906, 9, Petty Cash $3, 0, Industry and Trade prepayment $15,0. As of December 31, 2009 this item included among other values: Surplus of Advances and Retentions $5.077, 3, Petty Cash $3,0, Industry and Trade Prepayment $16,0

Rating loans to employees – Following is a detail of the rating of loans to employees and former employees:

	June 30, 2010				
	House consumption	Interest	Total	Provision	Guaranties
Rating of loans to employees					
A- Normal	$ 1.467,3	$ 2,8	$ 1.470,1	$ 14,7	$ 1.796,1

Rating of loans to former employees

	House consumption	Interest	Total	Provision	Guaranties
A- Normal	$ 150,3	$ 1,1	$ 151,4	$ 1,5	$ 201,0
C- Appreciable	15,0	-	15,0	0,2	17,1
D- Significant loan	0,6	-	0,6	-	0,7
E- Non recoverable	17,2	-	17,2	11,7	15,6

	183,1	1,1	184,2	13,4	234,4
	$ 1.650,4	$ 3,9	$ 1.654,3	$ 28,1	$ 2.030,5

Rating of loans to employees –

	December 31, 2009				
	House Consumption	**Interest**	**Total**	**Provision**	**Guaranties**
Rating loans to employees					
A- Normal	$ 1.472,9	$ 2,5	$ 1.475,4	$ -	$ 3.853,7

Rating loans to former employees

	House consumption	**Interest**	**Total**	**Provision**	**Guaranties**
A- Normal	$ 240,4	$ 1,0	$ 241,4	$ -	$ 473,8
B- Acceptable	37,3	0,6	37,9	0,1	74,7
C- Appreciable	17,0	-	17,0	0,2	23,0
D- Significant credit	6,0	-	6,0	0,3	7,6
E- Non recoverable	11,4	-	11,4	11,9	0,3
	$ 1.785,0	$ 4,1	$ 1.789,1	$ 12,5	$ 4.433,1

FILE No. 823437

Other assets provision –

	June 30, 2010	December 31 2009
Initial balance	$ 22.700,5	$ 22.823,3
Plus:		
Provision charged to expenses of the period	28,7	22,0
Transfer of goods received in payment provision	4.400,9	-
	27.130,1	22.845,3
Minus:		
Reimbursements of provision other assets	0,1	29,3
Use in sale rights trusts goods received in payment	-	115,5
Final balance	$ 27.130,0	$ 22.700,5

11. DEPOSITS AND CURRENT LIABILITIES

Term deposit Certificates

Issued at less than 6 months	$ 343.267,0	$ 380.407,9
Issued equal to 6 months and less than 12 months	396.112,3	395.544,0
Issued equal or more than 12 months	580.067,3	313.403,8
	$ 1.319.446,6	$ 1.089.355,7

	June 30 2010	December 31, 2009
Savings accounts	$ 197.365,2	$ 168.710,7

Especial deposits	$ 49,8	$ 217,5
Current liabilities bank services	272,6	286,1
Banks and correspondents	235,1	-
	$ 557,5	$ 503,6

12. PASSIVE POSITIONS IN MARKET OPERATIONS

Interbank funds purchased	$ 237.424,7	$ 184.021,8
Transfer undertakings in repo operations closed	329.507,0	296.879,3
Transfer undertakings in simultaneous operations	789.283,9	867.050,4
Undertakings originated in positions in short of simultaneous operations	930.732,2	679.208,4
	$ 2.286.947,8	$ 2.027.159,9

Rates used in these operations for the semesters ending on June 30, 2010 and December 31, 2009, oscillated between 3.8% and 2.5% and between 3.55% and 2.0% respectively

On the aforementioned amounts no restrictions or limitations existed.

13. ACCOUNTS PAYABLE - OTHER

Industry and trade	$ 10,4	$ 92,4
Stamp taxes	3,4	4,2
Extra charges and other	5.074,9	-
Leasing / rentals	364,9	454,8
Contribution on transactions	0,4	-
Promissory purchasers	195,0	348,5
Suppliers	515,0	1.426,7
Withholdings and labour contributions	1.641,7	717,0
Cheques drawn and not collected	162,1	150,9
Sundry (1)	1.670,4	1.059,1

	$ 9.638,2	$ 4.253,6

(1) As of June 30, 2010 this item included among other values, the following: Fundación Endesa Colombia $325,3, Banco Bilbao Vizcaya Argentaria Colombia $303,7, Fondo de Pensiones Obligatorias Protección $295,9, Barclays Bank PLC Londres $121,7, Ingenio del Cauca $74,4. As of December 2009 this item included among other values: Banco de Crédito $272,0, Citibank $156,5, Ingenio del Cauca $150,7, Banco de Bogotá $85,0, Fiducolombia Pago Procampo $84,3.

14. OTHER LIABILITIES

As of December 31 and June 30 the account was mainly composed of:

Consolidated labour obligations –

	June 30 2010	December 31 2009
Consolidated severance pay	$ 225,5	$ 329,4
Interest on severance pay	13,2	0,7
Consolidated vacations	1.484,4	1.314,0
Other social benefits	305,8	310,7
	$ 2.028,9	$ 1.954,8

Retirement pensions – The actuarial calculation was prepared according with the provisions of Decree 2984 of 2009 that modified Decree 2783 of 2001 taking into account a DANE rate of 6,48% and a real Rate of 4,80%.

A person (man), direct pensioner of the Corporation is part of the actuarial calculation.

The actuarial calculation is completely amortised:

Total amount of the actuarial calculation	$ 1.324,5	$ 1.291,6
Value of pensions caused during the semester	-	23,7
Amortisation percentage	100%	100%

Early income and deferred payments – The movement of early income and deferred deposits for the semesters ended as of June 30, 2010 and December 31, 2009 is the following:

Early Income –

	June 2010	Charges	Payments	December 2009
Commissions	$ 1.636,9	$ 1.349,2	$ 1.896,0	$ 1.090,1
	$ 1.636,9	$ 1.349,2	$ 1.896,0	$ 1.090,1

Deferred payments –

	June 2010	Charges	Payments	December 2009
Profit in sale of assets (*)	$ 31,632,1	$ 10.544,0	$ -	$ 42.176,1
Autonomous Equity B to be amortised	584,5	1.285,8	1.713,5	156,8
Other deferred payments	-	49,3	-	49,3
	$ 32.216,6	$ 11.879,1	$ 1.713,5	$ 42.382,2
Total early income and deferred payments	$ 33.853,5	$ 13.228,3	$ 3.609,5	$ 43.472,3

(*) It corresponds to the deferred profit for the credit sale of the investment that the Corporation had in Colombina S.A. See Note 7 numeral 2.

15. ESTIMATED LIABILITIES AND PROVISIONS

	June 30 2010	December 31 2009
Labour obligations	$ 1.267,3	$ 1.317,7
Taxes	7.103,1	1,2
Penalties and sanctions litigations, indemnifications	243,2	1.056,2
Penalties and sanctions Superfinanciera	17.3	17,3
Fogafin (deposit insurance)	1.129,2	-
Sundry (1)	2.368,1	1.811,1

FILE No. 823437

	$ 12.128,2	$ 4.203,5

(1) It includes provisions for covering payment for: fees to lawyers, bonuses and public services.

16. CAPITAL STOCK (SOCIAL CAPITAL)

As of June 30, 2010 and December 31, 2009 authorised capital was $1.872,4 and $1.815,0 represented in 187.240.000 and 181.500.000 shares respectively with nominal value of $10 pesos each.

The number of outstanding stock was:

No. preferential stock	11.133.724	10.772.923
No. Ordinary stock	165.922.979	160.543.030
Total shares subscribed and paid	177.056.703	171.315.953

The minimum preferential dividend each share earns is equal to 2% per annum of the subscription price in Colombian pesos, dividend that is adjusted annually in an amount equivalent to 100% of the variation of the consumer price index (IPC), certified annually by the competent Colombian authority for each calendar year.

17. RESERVES

Legal - According with legal provisions in force in Colombia, all credit institutions must constitute a legal reserve, assigning ten per cent (10%) of liquid profits of each period, until reaching a minimum of fifty per cent (50%) of subscribed capital. The reserve may be reduced to less than fifty per cent (50%) of subscribed capital when its object is to wipe off accumulated losses exceeding the total amount of profits obtained in the corresponding period and of those not distributed in former periods when the freed value is devoted to the capitalisation of the entity by means of the distribution of dividends in stock.

The reserve shall not be used to pay dividends or to cover expenses or losses during the time on which the Corporation has undistributed profits.

The premium for stock placement is also recorded as a legal reserve. It corresponds to the difference between the value paid by the share and its nominal value.

As of June 30, 2010 and December 31, 2009 the legal reserve amounted $788.422.1 and $656.729.4 respectively.

Statutory and Occasional - The following was the detail of statutory and occasional reserves as of June 30, 2010 and December 31st, 2009:

	June 30, 2010	December 31, 2009
Valuation of negotiable investments Reserve (1)	$ 731.975,8	$ 421.769,3
Other reserves at the disposition of the Assembly for future distributions	112.096,9	152.165,9
	$ 844.072,7	$ 573.935,2

(1) According with legal provisions a reserve must be made for profits obtained for the application of especial investment valuation systems at market prices and that has not been fiscally recorded.

18. NON REALISED PROFITS OR (LOSSES) IN INVESTMENTS AVAILABLE FOR SALE

Participative securities:		
Mineros S.A.	$ 59.395,1	$ 51.719,4
Bolsa de Valores de Colombia	10.730,9	6.774,3
	70.126,0	58.493,7
Debt securities	46.038,1	42.051,0
	$ 116.164,1	$ 100.544,7

In the second half of 2009, the Corporation made an entry for non realised profits of Promigas for change in marketability of $260.834.8. In August 2009 the investment the Corporation has in Promigas E.S.P. was re-classifed from Available for Sale "medium marketability" to "low marketability" due to a change in marketability informed by the Superintendence of Finance in its Circular Letter 061 of August 11, 2009. That re-classification originated an income net effect in the status of results for the sum of $260.834.8 The aforementioned was done compying with the provisions of numeral 6.2 of Chapter I of External Circular Letter 100 of the Superintendence of Finance. The re-classification was informed to the Superintendence of Finance

On September 3, 2009 the Corporation decided to reclassify Tableros y Maderas de Caldas S.A. from Investment Available for Sale to Negotiable Investment. This reclassification generated a recording of revenue for the sum of $12.106,4 that was accounted in the status of result under the realised profits item. This reclassification was informed to Superintendencia Financiera and the acknowledgement of the mentioned revenue was made based on literal a) of numeral 4.2 of Chapter I of External Circular Letter 100 of 1995.

19. CONTINGENT ACCOUNTS

FILE No. 823437

Creditor –

	June 30 2010	December 31, 2009
Values received in repo and simultaneous operations	$ 163.746,6	$ 30.195,0
Bank collateral	130.335,8	148.841,8
Obligations in options	1.981,5	208.5
For litigations stipulated in legal currency (*)	116.247,7	45.758,7
Other contingencies	5.919,5	6.882,0
	$ 418.231,1	$ 231.886,0

(*) It corresponds to passive contingencies derived from legal proceedings against, with remote possibility of an adverse award according with the opinion of the Corporation Legal Area.

Debtor –

	June 30 2010	December 31, 2009
Securities delivered in repo and simultaneous operations	$ 1.110.662,3	$ 1.305.783,4
Securities in simultaneous operations	59.832,1	-
Rights in options	-	180,0
Fiscal losses to be amortised	46.336,9	-
Excess presumptive revenue on ordinary liquid revenue	180.746,3	154.713,0
Other contingencies	2.146,6	2.050,5
	$ 1.399.724,2	$ 1.462.726,9

20. MEMORANDUM ACCOUNTS

Debtor –

	June 30 2010	December 31, 2009
Goods and securities given in custody	$ 155.624,5	$ -
Goods and securities given in collateral	18.603,0	-
Valorisation of goods received in payment	23.091,8	21.897,6
Remittances and other effects sent for collection	43.587,2	46.573,6
Unpaid negotiated cheques	4.673,9	4.991,3
Assets penalised	204.700,9	209.367,3
Adjustments for assets inflation	54.076,1	54.441,4
Distribution of subscribed and paid capital	1.770,6	1.713,2

Accounts receivable dividends		
Negotiable investments	7.774,8	
		-
Dividends rights in kind for revalorisation	1.238,7	2.297,7
Totally depreciated property and equipment	14.820,1	14.652,6
Fiscal value of assets	5.896.785,9	3.445.034,5
Investment in securities guaranteed by the Nation	746.962,1	828.027,8
Securities accepted by credit institutions	44.498,7	90.430,3
Securities to be held until maturity	56.539,6	55.243,5
Securities available for sale – Debt	1.220.265,2	917.055,5
Reciprocal operations	581.565,9	371.684,2
Other	201.330,2	282.770,2
	$ 9.277.909,2	$ 6.346.180,7

Creditor –

	June 30 2010	December 31 2009
Goods and securities received in custody	$ 564,6	$ 375,2
Goods and securities received in collateral for future credits	41.036,1	54.494,6
Guaranties to be paid	41.640,8	29.132,8
Goods and securities received in collateral – guaranties – suitable	2.357,0	2.605,3
Goods and securities received in collateral – Other guaranties	1,0	1,0
Collections received	1.430,5	1.528,5
Adjustments for equity inflation	316.334,8	316.334,8
Capitalisation for revalorisation of equity	316.334,8	316.334,8
Yield negotiable investments dent securities	101.161,4	126.153,2
Dividends decreed negotiable investments	28.471,3	98,1
Equity fiscal value	2.523.646,3	1.970.705,8
Qualification accounts receivable	45.229,0	60.964,4
Qualification employees portfolio	1.650,4	1.785,0
Reciprocal operations	280.428,1	133.462,3
Other	2.468,0	2.472,0

	$ 3.702.754,1	$ 3.016.447,8

21. OPERATIONS WITH RELATED PARTIES

The main shareholders holding ten per cent (10%) or more of the capital stock (social capital) or whenever they own less, operations exist that represent more than five per cent (5%) of the technical equity, are considered related parties. Also considered related parties are the members of the Board of Directors and companies where the Corporation owns investment in excess of fifty per cent (50%) or where economic, administrative or financial interests exist.

Operations with stockholders

	June 30 2010	December 31 2009
Available		
Banco de Bogotá S. A.	$ 131.766,7	$ 65.202,2
Banco de Occidente S. A.	11.312,2	26.753,2
Investments:		
Banco de Occidente S. A.	86.616,8	5.553,7
Accounts Receivable		
Banco de Bogotá S.A.	-	2,2
Banco de Occidente S. A.	2.951,4	328,2
Valorisations:		
Banco de Occidente S. A.	194.658,8	4.137,6
Repurchase Rights Negotiable Investments		
Banco de Occidente S.A.	4.000,0	-
Accounts Receivable :		
Banco de Bogotá S. A.	22.164,9	20.622,9
Banco de Occidente S. A.	7.912,9	7.362,4
Operating Revenue:		
Banco de Bogotá S. A.	1.351,6	506,6
Banco de Occidente S. A.	465,9	217,5
Dividend Revenues		
Banco de Occidente S. A	2.817,6	196,3
Interest Expenses		
Banco de Occidente S. A.	0,9	0,4
Commission Expenses		
Banco de Bogotá S. A.	62,3	20,7

Banco de Occidente S. A.	162,7	164,4
Leasing / Rentals Expenses		
Banco de Occidente S.A.	652,6	-
Debtor Memorandum Accounts:		
Banco de Bogotá S. A.	153.887,3	65.867,6
Banco de Occidente S. A.	34.782,9	37.461,6
Creditor Memorandum Accounts:		
Banco de Bogotá S. A.	44.701,9	21.129,6
Banco de Occidente S. A.	20.996,5	12.023,7

Reciprocal operations made with stockholders were recorded at market prices.

b. Operations with related companies of the financial sector

Negotiable Investments debt securities:		
Leasing Corficolombiana S. A	$ 3.300,0	$ 1.958,0
Leasing de Occidente S.A.	-	1.475,0
Banco Corficolombiana Panamá S.A.	-	6.809,8

Investments available for sale in participative Securities		
Banco Av Villas	218,7	218,7
Banco Corficolombiana Panamá S.A.	12.934,3	12.304,2
Casa de Bolsa Sociedad Comisionista de Bolsa S.A.	12.815,2	12.815,2
Leasing Corficolombiana S. A	60.515,0	59.286,5
Leasing de Occidente S.A.	-	81.063,2
Fiduciaria Corficolombiana S.A.	31.321,8	31.321,8
		1.762,9
Fiduciaria de Occidente S.A.	1.762,9	

	June 30 2010	December 31 2009
Re-purchase rights negotiable investments:		
Leasing Corficolombiana S. A	-	1.042,0
Leasing de Occidente S.A.	-	5.025,0

Rights in sale fw operations:		
Seguros Alfa S.A.	459,1	-
Seguros de Vida Alfa S.A.	1.450,9	-
Fw sale Obligations:		
Seguros Alfa S.A.	459,1	-
Seguros de Vida Alfa S.A.	1.450,9	-

Accounts receivable interest:		
Leasing de Occidente S.A.	-	93,9

Accounts receivable commissions:		
Casa de Bolsa Sociedad Comisionista de Bolsa S.A.	-	99,4
Fiduciaria Corficolombiana S.A.	-	28,2
Leasing Corficolombiana S.A.	-	183,8

Accounts receivable dividends:		
Fiduciaria de Occidente S.A.	362,9	154,8
Leasing Corficolombiana S.A.	1.843,9	-

Accounts receivable leasing:		
Fiduciaria Corficolombiana S.A.	-	66,6
Leasing Corficolombiana S.A.	-	7,8

Accounts receivable sundry:		
Banco Corficolombiana Panamá S.A.	-	19,9
Casa de Bolsa Sociedad Comisionista de Bolsa S.A.	-	5,3
Fiduciaria Corficolombiana S.A.	0,9	34,5

Early Expenses		
Seguros de Vida Alfa S.A.	7,3	-

	June 30 2010	December 31 2009
Deferred charges:		
A.T.H. A Toda Hora S.A.	68,8	69,5
Valorisations:		
Banco Av Villas	2,7	12,9
Banco Corficolombiana Panamá S.A.	802,4	2.209,9
Casa de Bolsa Sociedad Comisionista de Bolsa S.A.	137,7	94,6
Leasing Corficolombiana S. A	5.244,5	6.721,3
Leasing de Occidente S.A.	-	25.156,3
Fiduciaria Corficolombiana S.A.	13.842,2	14.210,8
Fiduciaria de Occidente S.A.	1.523,2	1.730,0
Devalorisations:		
Banco Av Villas	1,4	-
Savings deposits:		
Fiduciaria Corficolombiana S.A.	351,8	70,5
Casa de Bolsa Sociedad Comisionista de Bolsa	4,2	6,1
Leasing Corficolombiana S. A	387,5	549,6
Leasing de Occidente S.A.	-	650,4
Interbank funds:		
Banco Corficolombiana Panamá S.A.	-	3.679,6
Transference undertakings in Repo operations, closed		
Leasing Corficolombiana S. A	8.250,0	15.491,5
Accounts payable dividends:		
Banco Popular	3.259,0	3.032,3

Suppliers:		
Fidubogota S.A.	1,8	1,7
Leasing de Occidente S.A.	-	35,9
Casa de Bolsa Sociedad Comisionista de Bolsa	-	94,0

Surplus for valorisations:		
Banco Av Villas	2,7	12,9
Banco Corficolombiana Panamá S.A.	802,4	2.209,8
Casa de Bolsa Sociedad Comisionista de Bolsa	137,7	94,6
Leasing Corficolombiana S. A	5.244,5	6.721,2
Leasing de Occidente S.A.	-	25.156,2
Fiduciaria Corficolombiana S.A.	13.842,2	14.210,8
Fiduciaria de Occidente S.A.	1.523,2	1.730,0

	June 30 2010	December 31 2009
Surplus for devalorisations		
Banco Av Villas	1,4	-
Income profit in investment valorisation:		
Leasing Corficolombiana S. A	122,9	121,4
Leasing de Occidente S.A.	-	272,1
Fiduciaria Corficolombiana S.A.	5,6	-
Banco Corficolombiana Panamá S.A.	2,7	64,1
Income commissions and/or fees:		
Casa de Bolsa Sociedad Comisionista de Bolsa	529,0	326,4
Leasing Corficolombiana S. A	902,8	944,4
Fiduciaria Corficolombiana S.A.	331,6	384,6

Income profit in valuation of derivatives:		
Almaviva	17,1	-
Casa de Bolsa Sociedad Comisionista de Bolsa	233,3	580,3
Fiduciaria Corficolombiana S.A.	6,5	129,4

Income dividends		
Banco Corficolombiana	1.411,0	-
Leasing Corficolombiana S. A	6.760,3	5.246,0
Fiduciaria Corficolombiana S.A.	5.861,0	7.866,6
Banco Av Villas	8,8	2,7
Leasing de Occidente S.A.	-	9.921,1
Fiduciaria de Occidente S.A.	725,9	464,4

Income leasings/rentals:		
Banco Corficolombiana Panamá S.A.	7,2	7,2
Leasing Corficolombiana S. A	120,9	118,9
Fiduciaria Corficolombiana S.A.	122,0	127,5

Income - Recoveries:		
Banco Corficolombiana Panamá S.A.	13,7	17,2
Fiduciaria Corficolombiana S.A.	45,2	49,1
Leasing Corficolombiana S.A.	13,4	26,2

Other- Interest		
Leasing Corficolombiana S.A.	2,3	-

	June 30 2010	December 31 2009
Expenses interest:		
Leasing Corficolombiana S. A	23,4	195,1
Leasing de Occidente S.A.	-	945,8
Fiduciaria Corficolombiana S.A.	29,9	12,1
Banco Corficolombiana Panamá S.A.	-	4,5
Other interest - Bonus		
Leasing Corficolombiana S. A	207,4	-
Banco Corficolombiana Panamá S.A.	2,8	-
Expenses commissions:		
Casa de Bolsa Sociedad Comisionista de Bolsa	1.184,9	88,0
Fidubogota S.A.	9,3	9,9
Fiduciaria Corficolombiana S.A.	2,2	2,2
Personnel expenses		
Seguros de Vida Alfa S.A	31,7	30,7
A.T.H. A Toda Hora S.A.	0,5	26,7
Loss in derivatives valuation:		
Casa de Bolsa Sociedad Comisionista de Bolsa	208,6	552,6
Fiduciaria Corficolombiana S.A.	15,7	714,9

Expenses fees:		
Casa de Bolsa Sociedad Comisionista de Bolsa	-	141,0
Expenses, leasing/rentals:		
Leasing Corficolombiana S. A	53,6	105,9
Leasing de Occidente S.A.	-	655,9
Expenses, insurance:		
Seguros Alfa S.A.	-	26,9
Expenses, maintenance and repairs:		
A.T.H. A Toda Hora S.A.	19,8	-
Expenses for amortisations:		
A.T.H. A Toda Hora S.A.	14,8	-

	June 30 2010	**December 31 2009**
Expenses, sundry		
A.T.H. A Toda Hora S.A.	6,6	-
Leasing Corficolombiana S.A.	27,1	
Debtor memorandum accounts:		
Banco Corficolombiana Panamá	9.396,6	9.050,3
Banco AvVillas	271,1	246,7
Casa de Bolsa Sociedad Comisionista de Bolsa	13.703,2	14.481,0
Fiduciaria Corficolombiana S.A.	56.057,2	60.293,5
Fiduciaria Bogotá S.A.	4,6	9,9
Fiduciaria de Occidente S.A.	4.708,1	4.812,2
A.T.H. A Toda Hora S.A.	27,4	96,2

Leasing Corficolombiana S. A.	93.420,4	81.883,3
Leasing de Occidente S.A.	-	248.478,3
Seguros Alfa S.A.	-	26,9
Seguros de Vida alfa S.A.	15,8	30,7
Valores de Occidente S.A.	44,6	-
Banco Popular S.A.	97,6	94,4
Creditor memorandum accounts:		
Fiduciaria Corficolombiana S. A.	16.967,8	22.838,8
Fiduciaria Bogotá S.A.	1,8	1,7
Fiduciaria de Occidente S.A.	2.053,4	2.194,4
Casa de Bolsa Sociedad Comisionista de Bolsa	291.366,9	1.101,5
Leasing Corficolombiana S. A.	24.646,4	29,220,8
Leasing de Occidente S.A.	-	36.387,1
Almaviva	38,1	-
Banco Corficolombiana Panamá	1.492,5	5.978,1
Banco Popular S.A.	6.518,0	3.032,3
Banco AvVillas	30,4	15,7
Seguros de Vida Alfa	5,5	-
A Toda Hora	10,5	-

Reciprocal operations celebrated with related entities of the financial sector had been recorded at market prices.

c. ***Operations with related companies of the real sector***

	June 30 2010	December 31 2009
Investments available for sale, debt securities:		
Promotora y Comercializadora Turística Santamar S.A.	550,7	-
Investments available for sale, participative securities:		
Colombiana de Licitaciones y Concesiones Ltda.	22.235,0	22.235,0
Concesionaria Vial de los Andes	92,8	92,8
Estudios Proyectos e Inversiones de los Andes S.A.	40.980,3	40.980,3
Estudios y Proyectos del Sol S.A.	15.496,8	9.014,2

Gas Comprimido del Perú	7.439,6	7.949,4
Hoteles Estelar S.A	55.033,0	51.883,5
Industrias Lehner S.A.	12.652,9	12.652,9
Mavalle S.A.	257,2	257,2
Organización Pajonales S.A.	37.880,2	36.853,2
Pizano S.A. En Restructuración	30.951,8	30.951,8
Promotora y Comercializadora Turística Santamar S.A.	9.500,2	9.500,2
Proyectos de Infraestructura S.A.	68.375,8	68.375,8
Unipalma S.A.	17.277,9	17.277,9
Valora S.A.	29.576,9	29.576,9
Valle Bursátiles	31,1	31,1
Tejidos Sintéticos de Colombia S.A.	16.097,0	15.688,9
Investments provision:		
Industrias Lehner S.A.	(5.061,1)	(2.530,6)
Accounts receivable, commissions:		
Commissions	294,0	-
Gas Comprimido del Perú	263,2	281,3
Accounts receivable, dividends:		
Estudios Proyectos e Inversiones de los Andes S.A.	-	5.945,3
Hoteles Estelar S.A.	632,7	469,2
Organización Pajonales S.A.	475,0	-
Unipalma S.A.	468,0	-
Accounts receivable , leasing/rentals:		
		3,9
Hoteles Estelar S.A.	4,0	
	June 30 2010	**December 31 2009**
Accounts receivable, fees		
Hoteles Estelar S.A.	-	14,1
Industrias Lehner S.A.	14,2	14,1

Proyectos de Infraestructura S.A	-	11,3
Unipalma	-	11,3
Accounts receivable, sundry:		
Gas Comprimido del Perú	155,3	155,3
Organización Pajonales S.A.	8,1	-
Valora S.A.	-	0,4
Valorisations:		
Colombiana de Licitaciones y Concesiones Ltda.	8.556,9	10.745,0
Concesionaria Vial de los Andes	212,3	177,8
Estudios Proyectos e Inversiones de los Andes S.A.	42.774,0	38.326,5
Hoteles Estelar S.A	92.228,8	91.978,1
Mavalle S.A.	137,3	121,3
Organización Pajonales S.A.	71.972,5	73.847,4
Pizano S.A. En Restructuración	34.517,6	28.920,6
Promotora y Comercializadora Turística Santamar S.A.	2.320,1	1.696,0
Proyectos de Infraestructura S.A.	42.471,2	42.215,4
Unipalma S.A.	32.312,6	31.549,3
Valora S.A.	1.576,3	5,693,2
Tejidos Sintéticos de Colombia S.A.	5.122,1	5.707,2
Valle Bursátiles S.A.	8,9	8,9
Term deposit certificates:		
Estudios Proyectos e Inversiones de los Andes S.A.	57,3	221,6
Promotora y Comercializadora Turística Santamar S.A.	-	237,0
Savings deposits:		
Colombiana de Licitaciones y Concesiones Ltda	14,7	232,5
Estudios Proyectos e Inversiones de los Andes S.A.	140,5	317,8
Estudios y Proyectos del Sol S.A.	4,5	5,7
Valora S.A.	2,3	2,3

	June 30 2010	December 31 2009
Speculation forward contracts:		
Unipalma S.A.	27,5	-
Accounts payable, interest		
Estudios Proyectos e Inversiones de los Andes S.A.	-	1,4
Promotora y Comercializadora Turística Santamar S.A.	-	0,4
Suppliers:		
Hoteles Estelar S.A	-	34,0
Anticipated Income:		
Gas Comprimido del Perú	38,3	114,8
Revenues, profit in sale of investments for increase in present value		
Promotora y Comercializadora Turística Santamar S.A.	0,3	-
Revenues, profit in sale of investments for decrease in present value		
Promotora y Comercializadora Turística Santamar S.A.	(5,9)	-
Revenue, profit in valuation of investments:		

Promotora y Comercializadora Turística Santamar S.A.	-	51,2

Revenue, commissions and /or fees:		
Colombiana de Licitaciones y Concesiones Ltda.	659,7	147,4
Estudios Proyectos e Inversiones de los Andes S. A.	23,1	22,4
Concesionaria Vial de los Andes S.A.	500,0	-
Gas Comprimido del Perú	57,4	-
Hoteles Estelar S.A	-	13,5
Industrias Lehner S.A.	-	13,5
Organización Pajonales S.A.	-	13,5
Proyectos de Infraestructura S.A.	-	10,8
Unipalma S.A.	-	10,8
Tejidos Sintéticos de Colombia S.A.	-	8,6

	June 30 2010	**December 31 2009**
Revenues, profit in valuation of derivatives:		
Unipalma S.A.	4,7	-
Revenues, dividends:		
Colombiana de Licitaciones y Concesiones Ltda.	2.188,9	2.644,6
Estudios Proyectos e Inversiones de los Andes S.A.	17.577,5	21.731,1
Hoteles Estelar S.A	5.068,2	4.855,9
Organización Pajonales S.A.	1.502,0	-
Proyectos de Infraestructura S.A.	24.080,0	21.070,0
Unipalma S.A.	1.404,0	1.483,4
Valora S.A.	524,0	326,2
Concesionaria Vial de los Andes	76,0	93,7

Revenue, leasing/rentals:		
Estudios Proyectos e Inversiones de los Andes S.A.	27,1	26,5
Hoteles Estelar S.A	22,3	22,2
Non operational revenues, recoveries		
Estudios y Proyectos del Sol S.A.	1,5	-
Valora S.A.	2,1	2,6
Revenues - Sundry		
Colombiana de Licitaciones y Concesiones Ltda.	0,3	-
Gas Comprimido del Perú	19,1	-
Industrias Lehner	0,6	-
Organización Pajonales S.A.	62,4	-
Expenses, interest:		
Colombiana de Licitaciones y Concesiones Ltda.	2,0	15,1
Estudios Proyectos e Inversiones de los Andes S.A.	6,2	-
Promotora y Comercializadora Turística Santamar S.A.	2,2	6,5
Estudios y Proyectos del Sol S.A.	0,1	0,1
Personnel expenses:		
Hoteles Estelar S.A.	-	4,2

	June 30 2010	**December 31 2009**
Loss in valuation of derivatives:		
Unipalma S.A.	53,9	4,2

Sundry expenses:		
Hoteles Estelar S.A	30,7	89,2
Mavalle S.A.	0,3	-
Organización Pajonales S.A.	-	817,7
Valora S.A.	-	113,7
Bank Collateral		
Gas Comprimido del Perú	5,0	-
Debtor Memorandum accounts:		
Colombiana de Licitaciones y Concesiones Ltda.	2.978,9	4.367,1
Estudios, Proyectos e Inversiones de los Andes S.A.	18.859,2	37.227,6
Hoteles Estelar S. A.	19.547,6	23.474,5
Organización Pajonales S.A.	7.698,8	8.696,8
Pizano S.A. en Restructuración	1.836,0	1.836,0
Plantaciones Unipalma de los Llanos S. A.	2.272,9	3.474,1
Promotora y Comercializadora Turística Santamar S. A.	80,8	80,8
Proyectos de Infraestructura S. A.	26.377,9	40.407,2
Tejidos Sintéticos de Colombia S. A.	1.840,2	1.432,9
Concesionaria Vial de los Andes S.A.	76,0	152,3
Valle Bursátiles	1,7	-
Valora S. A.	4.337,5	4.424,5
Creditor memorandum accounts:		
Promotora y Comercializadora Turística Santamar S. A.	5,0	22,7
Concesionaria Vial de los Andes S.A.	-	286,8

d. Operations celebrated with members of the Board of Directors and Legal Representatives

	June 30, 2010	
	Board of Directors	Legal Representatives
Assets	$ -	$ 21,8
Liabilities	278,4	0,4
Revenues	-	-
Expenses	60,4	1.651,9

	December 31st, 2009	
	Board of Directors	Legal Representatives
Assets	$ -	$ 31,2
Liabilities	279,5	257,3
Revenue	-	1,0
Expenses	59,2	1.213,4

e. Operations celebrated with Stockholders who owned less than 10%of the Capital, who had operations for over 5% of the technical equity as of June 30, 2010 - $88.718.0

Part.%	Nit	Stockholder	Type	Oper.	Right	Obligation
2,21%	800.224.827	Ing. Fondo de Pensiones	Forward	Purchase	$ 95.487,1	$ 95.309,4
11,74%	800.229.739	Fondo de Pensiones Obligatorias Protección	Forward	Purchase	339.509,5	345.070,2
0,03%	860.002.183	Seguros de Vida Colpatria	Forward	Purchase	89.533,6	93.389,3

f. Operations celebrated with Stockholders who owned less than 10% of the Capital and had operations for more than 5% of the technical equity as of December 31st, 2009 - $72.394.6

Part. %	Nit	Stockholder	Type	Oper.	Rights	Obligation
0,38%	800.170.494	Fond de Cesantías Protección	Forward	Sale	$ 74.989,3	$ 76.016,9
4,49%	800.224.827	Ing. Fondo de Pensiones	Forward	Purchase	81.698,3	80.444,2
5,64%	800.227.490	Fondo de Pensiones Obligarotias	Forward	Purchase	85.308,0	88.935,3

Part. %	Nit	Stockholder	Type	Oper.	Rights	Obligation
11,74%	800.229.739	Colfondos Fondo de Pensiones Obligatorias Protección	Forward	Purchase	318.440,0	306.708,5
6,47%	800.231.967	Fondo de pensiones Horizonte	Forward	Purchase	104.760,6	100.330,3

22. OPERATING REVENUES

	June 30 2010	December 31 2009
Dividends and participations:		
Epiandes S.A.	$ 17.577,5	$ 21.731,1
Proyectos de Infraestructura S.A.	24.080,0	21.070,0
Proenergia Internacional S.A.	9.791,2	-
Leasing Corficolombiana S.A.	6.760,4	5.246,0
Leasing de Occidente S.A.	-	9.921,1
Valora S.A.	524,0	326,2
Organización Pajonales	1.502,0	-
Concecol Ltda.	2.188,9	2.644,9
Banco de Occidente S.A.	2.817,6	-
Banco Panamá Corficolombiana	1.411,0	-
Fiduciaria Corficolombiana S.A.	5.861,0	7.866,7
Fiduciaria de Occidente S.A.	725,8	-
Concesionaria Tibitoc S.A.	1.284,6	744,6
Hoteles Estelar	5.068,1	4.855,9
Unipalma	1.403,9	1.483,5
Gas Natural E.S.P.	4.649,5	-
Colombina S.A.(1)	-	(474,5)
Mineros S.A.	2.704,7	-
Aerocali S.A.	2.720,5	-
Bolsa de Valores de Colombia S.A.	521,3	-
Gasoducto del Tolima ESP	347,7	-
Deceval	389,8	-
Other	791,1	813,8
	$ 93.120,6	$ 76.229,3
Other:		
Reimbursement provision accounts receivable	2.079,8	103,3

	June 30 2010	December 31 2009
Revenues, sundry	9,0	35,2
	$ 2.088,8	$ 138,5

(1) Corresponds to the sale of the Investment as of December 31, 2009. See Note 7 numeral 2.

23. OPERATING EXPENSES - OTHER

	June 30 2010	December 31 2009
Fees	$ 1.316,0	$ 1.287,6
Taxes (1)	13.058,6	3.613,3
Leasing / rentals	1.070,9	1.135,4
Contributions and affiliations	860,8	954,7
Insurance	2.574,4	2.143,7
Maintenance and repairs	798,2	785,7
Office adapting and installations	103,8	135,3
Sundry:		
Cleaning and vigilance services	370,6	327,7
Temporary services	168,1	121,7
Publicity and propaganda	703,5	1.101,1
Public relations	60,4	69,9
Public services	560,0	678,3
Travel expenses	70,3	291,1
Transportation	238,0	361,7
Office implements and stationary	98,3	116,2

	June 30 2010	December 31 2009
Donations	8,0	781,8
Other		
Subscriptions and notices	192,0	116,3
Postal charges	51,9	56,2
Building administration	246,0	264,1
Cafeteria	24,4	26,0
Legal expenses	20,2	9,9
Digitalisation and binding	46,8	60,9
Deductible VAT prorate division	363,5	341,6

FILE No. 823437

Connection service	326,7	324,3
Sundry	812,4	1.783,0
	$ 24.143,8	$ 16.887,5

(1) As of June 30, 2010 this item included: Property tax $10.152.1, Charge to Financial Movements $2.354.0, Industry and Commerce $467,4, Land Tax $73.7 Stamp Tax $9.0, Vehicles $2,2. As of December 31, 2009 this item included, among other values: Industry and Commerce $429.5, Land tax $66.4, charge to Financial Movements $2.984.1.

24. OTHER PROVISIONS

Goods received in payment	$ 67,6	$ 109,7
Other assets	28,7	22,0
Available	-	6,5
	$ 96,3	$ 138,2

25. NON OPERATING INCOME

Profit in the sale of:		
Goods received in payment	$ 1.028,3	$ 262,7
Property and equipment	644,9	33,2
Leasing / Rentals	326,0	335,0
Recoveries:		
Penalised goods	769,8	93,0
Reimbursements provision:		
Investments (1)	725,1	1.127,0
Reimbursement Property Plant and Equipment Provision	6,9	
Reimbursement realisable goods and received	39,0	194,0
Other provisions	728,5	74,1
Other recoveries	3.573,5	1.389,4
Other assets	0,1	29,3

	June 30 2010	December 31 2009
Sundry:		
Income goods received in payment	83,6	102,8
Other (2)	1.000,7	829,7
	$ 8.926,4	$ 4.470,2

(1) As of June 30, 2010 this item included: EMCALI Bond $684.7, Soluciones Plasticas $40,4. As of December 3, 2009 this item included: EMCALI Bonds $1.078.9, Soliplast $48.1.

(2) As of June 30, 2010 this item included: Equity B causation Fidubogota $731,8. As of December 31, 2009 this item included among other, Equity B causation Fidubogota $621.2, Banco de Occidente S.A. $19.0, Consorcio Fonpet $18.2.

26. NON OPERATING EXPENSES

Loss in sale of property plant and equipment	$ 0,8	$ 4,7
Penalty and Sanctions, Litigations, indemnifications (1)	13,4	729,3
Interest for penalties and sanctions	-	25,4
Expenses goods received in payment	405,5	287,7
Other expenses (2)	1.396,2	369,8
	$ 1.815,9	$ 1.416,9

(1) As of June 30, 2010 it corresponds to the payment of a non compliance in drawing of foreign currency, delivery of securities to customers and updating of foreign stockholders in the Central Bank, Banco de la República, $13.4. As of December 31, 2009 it corresponds to the expense for the sum of $9.1 payment of the correction of the ICA statement Bogotá and Cali of 2007, and litigations in the Executory Process of Agrícola Santamaría $720.0.

(2) As of June 30, 2010 this item included: payment to Casa de Bolsa Sociedad Comisionista de Bolsa $742.5 for contingency originated by an official of Casa de Bolsa Corficolombiana S.A.

27. INCOME TAX

Profit before income tax	$ 271.806,4	$ 523.321,1

FILE No. 823437

	June 30 2010	December 31 2009
Plus (minus) items that increase (diminish) fiscal profit:		
Dividends not accrued in books	50.047,5	3.287,2
Income valuation of variable income valuation	(249.129,5)	(447.103,0)
Non deductible provisions	94.942,9	708,3
Non deductible taxes (GMF, equity tax)	11.936,2	2.374,7
Industry and Commerce Tax	118,7	(7,7)
Expenses of other periods and other non deductible expenses	2.260,7	1.328,0
Expenses imputable, non taxed revenues	2.312,5	2.077,7
Loss in sale of fixed assets	1,2	4,7
Deferred income declared in previous years	(10.544,0)	-
Not caused profit in sale of stock	16.291,2	41.926,4
Non taxable dividends and participations	(141.480,3)	(77.218,6)
Difference for the valuation of fixed income negotiable investments	(5.172,8)	(9.639,2)
Greater value expenses, valuation for derivatives	30.692,2	23.632,2
Reimbursement provisions non deduced in former years	(2.960,0)	(2.371,7)
Non taxed profit in stock sale	-	(41.934,8)
Other non taxed revenues	(1,3)	(0,6)
Profit – estimated revenue	71.121,6	20.384,7
Fiscal credits compensation	((71.121,6)	(20.384,7)
Applicable presumptive revenue	21.830,4	26.131,8
Exempt revenue	(1.624,8)	(4.675,7)
Taxable liquid revenue	20.205,6	21.456,1
Income tax (33%) estimated year (*)	$ 6.667,8	$ 7.080,5

Income tax required for the semester	6.667,8	3.223,9
Excess (or defect) provision	197,2	1,4
Total income tax expense	$ 6.865,0	$ 3.225,3
(*) Percentage income tax for taxable year	33%	33%

Income tax returns of years 2006 and former years are final; those of years 2007, 2008 and 2009 are subject to the review by DIAN (National Taxes and Customs Direction).

As of June 30, 2010 the Corporation owns fiscal credits to its favour, thus originating presumptive revenue excess and fiscal losses for $227.083 before compensating the January-June period of 2010.

28. LIST OF ASSETS WEIGHTED BY RISK LEVEL – TECHNICAL EQUITY

The technical equity may not be less than nine per cent (9%) of assets in local and foreign currency, weighted by risk level in conformity with Decree 1720 of 2001. Individual compliance is verified monthly and half yearly in a consolidated way with agencies and subsidiaries.

Classification of risk assets in each category is made applying the percentages established by the Superintendence of Finance to each of the items of the assets, contingent accounts, business and fiduciary mandates indicated in Plan Único de Cuentas (Mandatory Chart of Accounts).

As of June 30, 2010and December 31, 2009 the ration achieved by the Corporation was twenty four point thirty four per cent (24,34%) and thirty seven point sixty four percent (37,64%) respectively.

29. CONTINGENCIES

With respect to the existence of three supposed Term Deposit Certificates CDTs of Corporación Financiera del Valle S.A. with numbers 159743, 159744 and 159745 dated February 17, 1989 each for the sum of $58.5, we inform the following:

1. That such securities do not appear as recorded in the Corporation accounting books, and

2. That with respect to facts related to such securities, the Criminal Court of the Supreme Court of Justice did not pronounce on their existence and validity. The Penal Causation Court so recognised it in a protection (tutelage) award on February 26, 2008, then confirmed

by the Civil Cassation Court of the Supreme Court of Justice by means of award of April 7 of the same year, when it stated that: *"(...) The legal debate was not about the Validity or exception of the securities issue over which the considered criminal action fell on (...)".*

30. MANAGEMENT OF ASSETS AND LIABILITIES – LIQUIDITY INDICATOR LIQUIDITY RISK - IRL

AS OF THE CLOSING OF June 30, 2010 in force regulations for the management of the liquidity risk is External Circular Letter 016 of 2008 that modifies Chapter VI of External Circular Letter 100 of 1995 and establishes the Rules Relative to the Management of the Liquidity Risk (SARL). The methodology for the estimation of the liquidity risk is transformed from the measurement of the liquidity GAP at 90 days to the IRL estimation to 7 days.

Following are the main accounts that affect this indicator as of the closing of June 2010 and December 2009, with a maturity of 7 days:

	June 30 2010 7 days	**December 31, 2009 7 days**
Net flow of items with contractual maturities-Adjusted	$ (530.669,6)	$ (692.526,6)
Estimated net flow of items not subject to contractual maturities	(45.482,2)	(39.035,1)
Total estimated net liquidity requirement	(576.151,8)	(731.561,7)
Total net liquid assets	1.820.687,8	1.349.981,4
Surplus	1.244.536,0	618.419,7

According with the methodology of Superintendencia Financiera de Colombia, the Corporation has liquid assets adjusted for market liquidity, stock exchange risk and reserves required (ALM) to back significantly its liquidity requirements.

The Corporation, according with in force regulations calculates market risk based on the standard model established by the Superintendence of Finance in External Circular Letter 009 of 2007 (Chapter XXI Basic Accounting and Financial Circular Letter, External Circular Letter 100 of 1995).

Methodology according with external circular letter 009 of 2007		
Risk by modules		
1- Interest rate	$ 81.593,8	$ 76.568,9
2- Rate of exchange	71,8	2.729,1
3- Stock price	321.719,8	16.371,3
4- Joint portfolios	2.015,3	1.543,0

See aggregate	$ 405.400,7	$ 97.212,3

31. CORPORATE GOVERNMENT (NOT AUDITED)

Corporación Financiera Colombiana S.A. has incorporated principles that rule the good corporate governance of the entity and the protection of the rights of stockholders and investors.

Board of Directors and Top Management –The Board of Directors and the Top Management establish strategies, policies and risk profiles of the entity. The Board of Directors is permanently informed on processes and businesses of the Corporation. It approves limits for credit granting and of exposition to market risks, liquidity and credit risk management for the different businesses of the Corporation. The Executive Vice Presidency is the area in charge of the identification, management, measurement and control of risks inherent to treasury operations and other businesses of the entity. This area is in charge of generating risk control mechanisms and of informing the Top Management and the Board of Directors on risk exposure the Corporation may have.

Policies and division of functions – risk management policies are approved by the Board of Directors and are in accordance with the different business lines of the Corporation. It counts on specific elements for each type of risk (credit, market, liquidity and operating) and Risk Management, an area depending on the Executive Vice Presidency makes a strict follow-up of them.

Reports to the Board of Directors – The Board of Directors is permanently informed of risk exposures of the different line businesses conducted by the Corporation.

A monthly report with a description of the operations carried out by the currency desk, business results, risk levels and compliance with limits established, should that be the case, is presented to the Board of Directors. Operations with related parties are submitted to the consideration of the Board of Directors.

The Risk Department controls maximum portfolio positions, maximum losses and risk value and all are informed daily to the Corporation Top Management.

Technologic Infrastructure – The Corporation has an adequate technologic infrastructure that allows it to efficiently support transactional requirements of its daily operation including adequate control and audit mechanisms for risk control and for the generation of information tools that make information management in the organisation easier.

Methodology for Risk Measuring – Corporación Financiera Colombiana is rated as a financial entity and due to its business role in the different aspects in which it works (currency desk products, investment bank, variable income investments, etc), it is exposed to different types of risk generated by the evolution of the environment in all its dimensions.

Based on the foregoing it is clear that risk management has become the determinant factor to achieve one of the main purposes of Corficolombiana, the obtainment of a satisfactory

profitability for its shareholders and therefore is within its definition of each and every institutional strategy and the procedure for decision making on all businesses and activities of the Corporation.

The Corporation defined that the risk administration process shall comply with the following stages:

Risk identification – Risks associated to each of the products are determined. The Corporation looks for undue concentration of risks and for implementing new risk management technologies.

Measuring risks – Measurement and management processes for the different risks are determined. Monitoring systems must operate precisely and cover all defined aspects in order to make the management process easier. Risk measurement involves availability of human resource and technical tools that help the quantification of inherent risks to each business line.

Limit assignment – Limits are established for each one of the risks separately (market, credit and/or counterparty, operating and liquidity), even that they are related to each other. The administration evaluates and defines limits based on the disposition to assume risks and the capacity of the entity to absorb losses.

Limits measuring and control – Position value must be permanently reviewed against limits and any excess present shall be timely reported to the top management in order they may take all corrective actions necessary. Evaluations and measuring are conducted on different time basis according with the needs of each business line.

Generation of reports – Reports shall be submitted from time to time as defined by the Board of Directors and the different risk departments. These reports must contain information relative to the present risk vs. limits established and considering them as essential elements for decision making.

Existing methodologies identify and measure the different types of risk to which the Corporation is exposed in its activity. This is how the aforementioned methods that were explained in detail in the notes to these financial statements operate.

Organisational structure – The Corporation has defined an organisational structure through its Board of Directors that shall watch over the adequate administration of all risks. This is how the Executive Vice Presidency is in charge of the construction of a strong risk culture within the organisation, trying to obtain an integrated vision of the risk that also includes all financial subsidiaries of Corficolombiana. This Vice Presidency is in charge of the Risk Management and Credit Risk Management Departments and has the purpose of promoting , leading and controlling the execution of risk policies approved by means of the compliance with risk management strategies outlined, using the previously defined risk administration process.

In the Corporation structure independence between negotiation, risk control and accounting of operations areas exist. Each of these tasks has been assigned to different functional areas that on their turn also report to different areas in the Corporation, as follows:

Responsibility	Area	Reports to:
Negotiation	Treasury Vice Presidency	Presidency
	Commercial Vice Presidency	Presidency
	Investment Bank Vice Presidency	Presidency
	Investments Vice Presidency	Presidency
Control	Risk Management	Executive Vice Presidency
	Credit Risk Management	Executive Vice Presidency
Accounting	Treasury Operations	IT and Operations Management
	Support Operations Management	Executive Vice presidency

32. RISK DISCLOSURE (NOT AUDITED)

Objectives – Corporation´s treasury activities take place within a framework of policies and limits established by the Board of Directors and monitored and controlled by the Risk Management area. Decisions are taken within such framework from the permanent and continuous follow up to economic variables of internal and external character. All with the purpose of maximising the risk – return ratio of portfolios managed, optimise the return of the commercial relation with customers and capture opportunities detected in the different markets in which it intervenes:

- Internal Public Debt (as Market Creator)
- Private Debt
- Foreign Currency
- Local currency derivative instruments
- Foreign currency derivative instruments

Risk Taking Philosophy – In order to assure that treasury activities are in accordance with the objectives and strategies of the Corporation, the Board of Directors exercises a permanent monitoring of the risk profile with a follow up of treasury positions, Market Risk limits, Credit Risk, Liquidity Risk and Operating Risk limits.

The risk assumption philosophy is consistent with the general policies for the management of assets and liabilities and takes into account aspects as economic analysis, technical analysis, fundamental analysis and the effect of changes in the environment in the bank book and the treasury book.

Evaluation – The Corporation' s market risk is measured through the different analysis made based on recognised techniques for financial risk management with the purpose of controlling loss levels to which the Corporation may be exposed in its financial assets investments as a consequence of volatility in the markets on which it may participate.

Based on the aforementioned, the following limit scheme operates considering the entity risk profile.

FILE No. 823437

Market risk –

Pesos portfolio position – Negotiable investments portfolio limits - –The nominal value of the position in public debt securities is limited considering its rate characteristics: fixed or variable and according with the maturity time. The position in negotiable securities different to public debt is also limited taking into consideration the same aspects above mentioned and the corresponding issuer quotas.

Limits of the investments available for sale portfolio – The nominal value of the public and private debt securities position is limited, considering the maturity time and the contractual, financial and operative capacity of the Corporation.

Investment portfolio limits until maturity – The nominal value of the position in public debt securities is limited, with the criteria of the maturity and the contractual, financial and operative capacity of the Corporation.

Dollar portfolio position – Limits of negotiable investments portfolio - –The nominal value of the position in public debt securities is limited (TES TRM and YANKEES) according with the maturity time. The position in negotiable securities different from public debt shall also be limited taking into account issuer quotas approved and maturity time.

Foreign currency position limits – The value of the dollar position is limited (Short or Long), both in the "intraday" and the "next day" according with the risk profile of the entity. Positions in other currencies as the Swiss Franc, Sterling pound and Euros are also limited considering the same aforementioned aspects.

Loss Limits –

Daily P&L: is the main control tool the middle office has to monitor the treasury area. Additionally it is fundamental for the definition of maximum losses authorised by the Board of Directors.

VeR (value in risk ViR): With the purpose of establishing limits based on recognised Risk Metrics methodologies for the administration of the financial risk and that are according with the entity's risk profile, the Board of Directors defined a ViR limit for Treasury operations that allows the estimation under "normal conditions" the risk assumed in the foreign exchange and fixed rate markets ("fixed income") where the Corporation concentrates its trading activity.

MAT (management action trigger): Is the maximum loss the Corporation is willing to assume also bearing in mind the equity and solvency capacities of the entity. The MAT limits total losses to the sum of losses caused and potential losses (ViR) associated to the current portfolio in normal conditions.

MAT = Profit 30 days + ViR

Limit: MAT = ViR

Sensitivity analysis (stress test): the most appropriate scenarios were established to estimate stress tests where, in addition to a "stress" with an increase of 200 basic points in rates, the August 2000 and April 2004 market crisis are modelled to current TES positions.

Liquidity Risk – Internal methodologies approved by the Board of Directors and the provisions of External Circular Letter 042 of 2009 of the Superintendence of Finance of Colombia are used as liquidity risk tools; in these provisions Regulations Relative to the Liquidity Risk Administration System (SARL) are established and the methodology for the estimation of the Liquidity Risk Indicator (IRL) is determined.

The Corporation continued to monitor internal limits set up by the Board of Directors both for long and short term. Among those of short term are the MCO (Maximum Cumulative Outflow), that is the cash flow projected to 1, 7 and 30 days. Long term indicators are the MTF (Medium Term Funding) and the CCP (Cash Capital Position). The first indicator limits the financing of long term assets with short term assets and the second limits the financing of illiquid assets (understood as those assets that the market does not receive as collateral in cases where resources are required in the entity with short term resources.

The Board of Directors established limits for each of these indicators that are reviewed on a daily basis by the Top Management and are presented monthly to the Board of Directors. Indicators according with their status may place the entity under a normal situation, an event or a crisis. According with these statuses, the Board of Directors defined contingency plans that must be followed.

On the other hand, a follow up was made to the different funding sources, the main Term Deposit Certificates CDTs depositaries and Savings accounts were monitored and the concentration of contractual daily maturities of deposits and liabilities was evaluated.

Credit Risk –

The Treasury area identifies negotiation and investment alternatives which may be both in the real sector and the financial sector. According with the result of the study conducted by the risk area, seethe request from the commercial area is subjected to the consideration of the respective instance and a quota or limit is established of a one year term to carry out transactions with such client.

All issuers and/or counterparties must have a quota or limit approved by the corresponding area. Non financial entities' quotas are assessed under the counterparty analysis process used by the Credit Risk Management area and those of the financial sector are assessed under the Camel methodology in the Risk Management area.

Counterparty risk categories – Counterparty risk categories are standardised in four levels that allow optimising the business day to day without generating additional wearing out in the attribution instances of the Corporation generating no additional wear in attribution instances of the Corporation nor affecting the quality of risk decision making.

Following is a description of the risk categories from those of higher risk to those of lower risk:

Category 1 – Interbank short term loans, repos and/or investments in securities.

Category 2 – Credit exposition in derived products, fixed revenue and foreign currency.

Examples: Foreign currency forward, securities forward, options, swaps.

For derivative products (by-products), the risk quota to be approved by the corresponding authority is defined according with the Future Potential Exposition defined in chapter XVIII of External Circular Letter 100 of 1995 that provides the factors to be applied on the contract nominal value in function of the term and the subjacent asset.

The use of the approved quota is also calculated based on the derivative credit exposition:

Credit Exposition = Replacement cost (*) + Future Potential Exposition

(*) The Replacement Cost is the greater value between the market value and zero (0).

As fixed income derivative it shall be understood the contract where the subjacent is a market interest rate or a fixed rate security, independent from the issuer or the type of security.

Futures realised through the stock of Exchange of Colombia shall not use the counterparty quota because they have a basic guaranty and of variation according with the regulations provided by the Stock of Exchange of Colombia.

Category 3 - Spot risk

Examples: Purchase – sale securities and free delivery foreign currency.

Category 4 - Category DVP or compensated

"Intraday" market risk

Note: quotas approved may be used for same category products, respecting the term. Spot risk and overnight risk may not be combined.

- ***Operating risk***

  The most relevant improvements in operating risk issues conducted in the first half of 2010 were as follows:

  In April the SARO report was submitted to the Board of Directors.

  Risk matrixes were updated based on the exercise of comparing existent matrixes against risk events recorded in the data base.

  The culture of recording operating risk events has been reinforced; as of June 30 the data base had 431 records with the following distribution:

Type of event	**# of records**
Failure in processes	278
Failure in systems	105
Other	48

Process	# of records
Mission	321
Support	93
Strategic	17

Type of Loss	# of records
Type B (with no impact on P&L)	357
Type A (with impact on P&L)	39
Type C (almost loss)	35

The 39 events recorded as Type A amount $868.0 of which 720.0 were recovered and corresponded to a provision made in the operating risk account for a demand/claim underway that was awarded to the favour of the Corporation.

With respect to the training issue, the Corporation has a virtual training module and all employees must access the module to be certified approving the evaluation test. Progress as of June 30, 2010 is 95%. As a complement of the aforementioned all employees must attend every year a training session; this year training took place on June and July; progress as of June 30 is 41%.

For the second half a training session has been scheduled for important suppliers in the Technology area.

With respect to the Business Continuity Plan, the following is the most significant progress:

In January 30 an exercise took place for testing contingency of the applicatives in a test environment and with satisfactory results.

The Alternative Computer Centre of Cali is maintained..

The Contingency Operations Centre is under restructuring. It shall operate in Bogota and serve as an alternative site should a major contingency occur. It shall begin operations before the end of the third quarter of the year.

For the fourth quarter of the year the entity plans to make tests with presence at the Contingency Operations Centre.

Administration –

Board of Directors – The board of directors is the sphere responsible for the approval of policies for treasury operations. It guaranties an adequate organisation, monitoring or follow-up of treasury activities. This responsibility includes setting limits for risk taking in those activities and adopting the necessary organisational measures to limit risks inherent to the treasury business.

The board of directors is also in charge of approving policies, strategies and acting rules the entity shall follow in the development of treasury activities, as approving credit operations in legal currency and/or foreign currency, the market or markets where it may act, the procedures to measure, analyse, monitor, control and manage risks, and the limits of positions under risk in accordance with the type of risk, of business, of counterparty, of product, or of organisational area.

The board of directors has also faculties for approving the procedures to be followed when limits are exceeded or to face strong and unexpected changes in the market. This organism has also the responsibility of analysing and evaluating the type of management and accounting reports both internal and external.

ALCO Committee – The main functions are to establish and recommend the Board of Directors risk management policies, objectives, limits and procedures. To follow-up the risk management plan adopted, that shall include operation, follow-up and control procedures of tolerance levels to established risk. To monitor the limit compliance report and authorise excesses based on the attributions granted by the Board of Directors. To implement contingent action procedures in case of losses in maximum levels permitted and approve maximum variation values and variable limits for realizing sensitivities.

Credit committee – The main function of the credit committee is to establish and recommend to the Board of Directors on credit quotas and counterparty of Treasury customers.

Operating Risk committee – The main functions of this committee are: to submit for approval of the Board of Directors and the top management, operating risk policies and management regulations and follow-up and control of them. To design the operating risk management strategy of the Corporation and lead its execution, To establish procedures and mechanisms approving methodologies and systems for an adequate management and administration of the operating risk. To know and understand operating risk the Corporation assumes, permanently evaluating risk exposition. To participate in the evaluation on the participation in new markets and the negotiation of new products. To develop strategies for the construction of an operating risk management corporate culture within the Corporation. To evaluate contingency plans and plans for the continuation of the business and establish the necessary resources for its timely execution.

Executive Vice Presidency – The Executive Vice President reports to the Presidency and its main functions, among other functions, are to establish and recommend to the Board of Directors the policies, objectives, limits and procedures for risk administration. To control compliance with portfolio quotas and limits, issuer and counterparty established by the Board of Directors.

Risk Manager – The Risk Manager reports to the Executive Vice Presidency and its main functions are to measure risks, to verify compliance with policies and limits established, and to make risk analysis. This area is also in charge of preparing reports on compliance with policies and limits and of exposition levels to the different risks.

There is an Operating Risk Manager and an assistant who are in charge of developing the Operating Risk Management System (Sistema de Administración de Riesgo Operacional) (SARO) within the Corporation and financial subsidiaries.

There is also a risk coordinator and 3 analysts specialised in the different treasury risks as the market risk, credit and liquidity risk who report to the Manager. It is important to mention that the legal risk is managed by the Legal Vice Presidency.

Credit Risk Manager – The Credit Risk Manager reports to the Executive Vice Presidency and his/her main functions are to design and implement financial models for credit analysis and counterparty quotas for entities of the non financial sector. Also among the functions of this manager are that of recommending credit analysis and counterparty quota and finally, to present requested quotas to the corresponding instances. Credit Risk Manager functions are supported by a Credit Manager.

Measurement – During the first half the treasury of Corporación Financiera Colombiana S.A. generated net revenues before operating expenses and provisions, for the amount of $44.717. The income/risk taking the average ViR of 2010 indicates that the risk to which the Corporation is exposed is equivalent to less than one month of net income; it therefore adjusts to the risk profile approved by the Board of Directors.
Following is the ViR per risk module:

Value in risk per module	ViR
Interest rates	$ 81.593,8
Exchange rates	71,8
Price of stock	321.719,8
Joint portfolios	2.015,3
Value in total risk	$ 405.400,7

The Corporation defines the position in each financial asset as the portfolio inventory plus purchase undertakings – sale undertakings.

Pesos Portfolio Position (amounts in millions)

Negotiable investments portfolio – the Position as of the closing of June 30, 2010 was $825.370.3.

Negotiable portfolio net position – negotiable portfolio plus purchase forwards minus sale forwards $825.370.3.

Investments available for sale portfolio – As of the closing of June 30, 2010 this position is $1.232.829.4.

Portfolio of investments until maturity – As of June 30, 2010 the position was of $99.386.4.

Interest rate Swaps – As of the closing of June 30, 2010 Corficolombiana had no position in the Swaps portfolio.

Options on fixed income securities – As of the closing of June 30, 2010, Corficolombiana had no position in the portfolio of options on fixed income securities.

FILE No. 823437

Dollar portfolio position

Negotiable investments portfolio – As of the closing of June 30, 2010 the position is of $45.694.8

Negotiable portfolio net position – negotiable portfolio plus purchase forwards minus sale forwards $45.694.8.

Investments available for sale portfolio – As of the closing of June 30, 2010 this position is of $152.077.9.

Investments until maturity portfolio – As of June 30, 2010 the position was $0.

Position in foreign currency – As of the closing of June 30, 2010 the position in USD is equivalent to US$27.954.389, other currencies G10 USD$1,145,301, other latam currencies US$8.691 for a total risk position in TRM (Market Representative Rate) of US$ 29.108.381.

Foreign currency Forwards – As of the closing of June 30, 2010 the portfolio value of foreign currency forwards portfolio is equivalent to $4.795.9.

Futures Contracts OPCF – As of the closing of June 30, 2010 Corficolombiana had no position in the foreign currency futures portfolio.

Foreign currency options – As of the closing of June 30, 2010 Corficolombiana had no position in the foreign currency options portfolio..

Loss Limits -

Market risk – Daily P&L : The 30 days P&L as of the closing of June 30, 2010 presents a profit, excluding operating expenses, of approximately $7.581.

ViR (value in risk) – The total ViR including the pesos and dollar desk positions as of the closing of June 30, 2010 is equivalent to approximately $4.716 vs. the limit of $(7.101.0) established by the Board of Directors.

MAT (management action trigger) – As of the closing of June 2009 the MAT amounts to approximately $(2.865) vs. the limit established by the Board of Directors that amounts to $(7.101.0).

Sensitivity Analysis (stress test)

	SENSITIVITY IN		
	50 P.B.S	100 P.B.S	200 P.B.S
Neg	(7.295)	(14.591)	(29.182)
Neg USD	894	1.787	3.575
Avail	22.960	45.919	91.839
Avail USD	3.824	7.648	15.295
At maturity	N/A	N/A	N/A

Maximum, minimum and average values – the treasury portfolio as of June 2010 behaved as follows:

PORTFOLIO IN PESOS	MAXIMUM	MINIMUM	AVERAGE
Negotiable Investments	1,106.406	321.885	714.003
Investments available for sale	1,703.026	812.439	1,144.096
Investments until maturity	205.828	0.117	102.683
Securities purchase Forward	0.000	38.887	6.815
Securities sale Forward	52.895	4.906	17.199
PORTFOLIO IN USD			
Negotiable investments	75.389	45.695	58.784
Investments available for sale	219.924	136.115	182.421
Investments until maturity	0.000	0.000	0.000
Securities purchase Forward	-4.772	0.000	-20.032
Securities sale Forward	-53.062	0.000	-15.588
DERIVATIVES/BY-PRODUCTS			
Foreign currency purchase Forward	2,252.213	2,241.173	1,947.012
Foreign currency sale Forward	3,500.433	3,442.316	3,299.484
OPCF Futures Contracts	89.221	87.624	94.717
Interest Rate Swap	0.000	0.000	0.000
Foreign currency Options	0.000	0.000	0.000
Securities Options	0.000	0.000	0.000

Liquidity Risk – As of the closing of June 2010 these indicators were within the normal limits established. The Trigger indicator IRL at 1 week and long term liquidity indicators (medium Term Funding y Cash Capital Position) that define the liquidity condition of the entity presented normal values.

Credit risk – During the first half of 2010 treasury counterparties quotas/limits were assigned according with the methodology already described and were approved by the corresponding spheres.

Control – The Control structure as a fundamental principle has the adequate function segregation between the activities of the front, middle and back office. Thus, treasury operations will develop within an organisational structure that contemplates the following areas and/or functions:

Front Office – Area directly in charge of the negotiation, relations with customers and commercial aspects of the treasury office.

Middle Office – Area in charge, among other functions, of risk measurement, verification of compliance with pilicies and limits established, and of making risk analysis. Also, this is the area

in charge of preparing reports on compliance with policies and limits and of exposition levels of the different risks inherente to treasury operations.This is also the area in charge of reviewing and evaluating from time to time the methodologies for evaluating financial instruments and measuring risks.

Back Office - Area in charge of conducting the treasury operating aspects as the closing, recording and final authorization of operations.

On the other hand, the Corporation has an on-line limits module that allows controlling risk exposures by counterparty in the different treasury businesses. Additionally, the Middle Office has the support of the limit modules of the different transactional systems: MEC and Set-Fx.

Due to the consolidation of risk controls, the treasury Business is at present more stable and there is less risk for potencial losses due to market, credit and liquidity risks associated thereto, and a greater reaction opportunity in the presence of adverse effects

On the other hand, in compliance with the provisions of the Superintendence of Finance of Colombia and applying good Corporate Government practices, Corficolombiana has an internal control system approved by the Board of Directors that allows the entity to carry its operations in a controlled manner and to reach its corporate goals.

General principles that inspire these guidelines are contained in the Code of Ethics and Conduct that includes behaviour guidelines expressly indicated by the Board of Directors with respect to the commitment expected from all employees with the internal control system, ethics in business, interest conflicts and handling of privileged information, among other.

In order to reinforce the internal control system and avoid market undue behaviours, the Corporation carries out annual training sessions with the purpose of divulging and reinforcing institutional guidelines on this issue, and making evaluations that allow Corficolombiana to determine the effectiveness of these principles, presenting the top management a summary of the results, in order to adopt the necessary improvements to reinforce the prevention and control system.

33. LEGAL CONTROLS

As of June 30, 2010 and December 31st 2009 the Corporation complied with each of its legal obligations and duties in all issues related, among others, to its own position, capital investments, technical equity , bank reserves and in general terms with all instructions given by vigilance and control entities, and of legislative bodies.

34. ASSET LAUNDERING RISK

Asset laundering and financing of terrorism risk is understood as the possibility of economic loss or harm to the good name the corporation could suffer should it be used directly or through its operations as an instrument for asset laundering or for canalising resources for terrorist actions or when the intention is to hide assets coming from said activities through the entity.

By virtue of the foregoing and being conscious of its compromise to fight against criminal organisations, the Corporation has adopted the necessary mechanisms to avoid the occurrence of

these events that may negatively affect its results and its business. This is why the Corporation has an Asset Laundering and Financing of Terrorism Risk Administration System- SARLAFT, integrated by stages and elements that contain policies, procedures and methodologies for the identification, evaluation, control and monitoring of these risks and also knowledge of customers and their operations with the Corporation, market segments served, transaction monitoring, personnel training and co-operation with the authorities, and is administered by the Complaince Office who is responsible for constantly evaluating prevention mechanisms in order to establish their effectiveness and compliance by all the employees of the Corporation.

According with measurements made during the first half of 2010 based on the SARLAFT, the entity maintains low risk levels. Notwithstanding these risk levels are monitored quarterly.

Supervision of controls to prevent these risks is conducted by the Compliance Officer and his/her substitute; the Management and the Board of Directors also supervise through reports presented from time to time by the Complaince Officer. Additionally the Comptroller Office and the Statutory Auditor Office make their evaluations in order to verify if internal controls established are efficient to prevent risk.

FILE No. 823437

Profit Distribution Project
January - June
2010

CORPORACIÓN FINANCIERA COLOMBIANA S.A.
PROFIT DISTRIBUTION PROJECT
JUNE 2010

Profit before taxes		$	271,806,450,671
Minus: tax provision		$	6,865,000,000
Profit of the period after taxes:		$	264,941,450,671
Liberate reserve future distributions:		$	112,096,975,639
Liberate reserve decree 2336 (realised income):		$	18,373,155,552
Capitalise reserve decree 2336 :		$	-
Profit at the disposal of the Assembly :		$	395,411,581,862
Reserve on investment valuation Dec 2336 /95	108,381,218,609		
Reserve for future distributions	79,030,368,009		
Ordinary dividend in cash of$564 per share on the 165.922.979 ordinary shares and the 11.133.724 preferential shares subscribed and paid as of June30, 2010. This dividend shall be paid in six monthly instalments, within the first five first days of each month from October 2010. $	99,859,980,492		
An ordinary dividend in stock for a value of $50.140.041.938 and an extraordinary dividend in stock for a value of $57.999.972.814 for a total dividend value distributable in shares on stock of $108.140.014.752 at $610.76 for each share on the 165.922.979 ordinary shares and $610.76 for each share on the 11.133.724 preferential shares subscribed and paid as of June 30, 2010. These dividends shall be paid in stock, at 1 share for each 46.978799 ordinary shares and 1 share with preferential dividend and with no right to vote for each 46.978799 preferential shares, subscribed and paid as of June 30, 2010. Payment for the stock shall be made on October 1st, 2010 to whom is a stockholder at the time payment is enforceable according with in force regulations. To this purpose, a total of 3.768.864 new shares shall be issued, 3.531.869 ordinary shares and 236.995 preferential shares. The unit price of the stock to be delivered shall correspond to the weighted average price of ordinary shares negotiated in the Stock Exchange on July 1st to 23rd, $28.693,oo (1), of which $10 shall be accounted in the capital account and $28.683,oo in the legal reserve account as bonus in stock placement. $	108,140,014,752		
EQUAL AMOUNTS $	**395,411,581,862**	**$**	**395,411,581,862**

(1) The daily average value of the share was taken from the INFOVAL report.

NOTE: Payment t of dividends in stock, by express mandate of Decree 2336 of 1995, must be made mandatorily in stock because profits to be distributed for this concept are generated as a consequence of the application of especial investment valuation systems at market prices, non realised and in the name of the company. New shares delivered as product of profit distribution, shall not have the right to a cash payment of dividends on profits of the January-June 2010 period.

FILE No. 823437

FINANCIAL INDICATORS

ANALYSIS OF FINANCIAL INDICATORS

1. Asset Quality Indicators

Bearing in mind that the Corporation has no intermediary operation, indicators analysed in this document are basically related to goods received in payment and we observe that they present good behaviour to the extent that they continue decreasing, they represent a low percentage of total assets with 2.91%, and they maintain an adequate coverage level.

2. Solvency Indicator

The level required by the Superintendence of Finance establishes that as a mínimum, the Technical Equity of financial intermediaries must correspond to 9% of the value of weighted assets by risk level. The Corporation complies with the limits established recording as of June 30, 2010 a solvency indicator of 24.34%.

3. Profitability and Efficiency Indicators

During the first semester of 2010 important revenues were recorded for valuation of investments, originated by changes in the negotiability at the Stock Exchange and price variations that are reflected in the good results of profitability indicators.

Asset profitability was 9.17%, higher than that corresponding to the same period of the former year. Equity profitability was also 1.76% higher tan that recorded in the first half of 2009, the indicator for June 2010 corresponded to 22.89%, reflecting good results of the Corporation.

The gross financial margin in the months elapsed in this year reached 5.15%.

With respect to the indicator that relates administrative expenses with average assets it is of 1.24% as of June 2010, decreasing 37 basic points vs. The former semester (1.61%), and reflecting the Corporation´s effort with respect to expense policies to diminish this indicator.

4. Annual Growth Measures

In the June 2009 – June 2010 period deposits presented a 30.08% increase showing the stability of the funding structure of the Corporation; We must additionally mention that notwithstanding this growth, the capture rate decreased in 644 basic points.

Equity increased 21.32% in the same period and profits and the valorisation account made the biggest contribution.

The investments item presented as for June 2010 a 44.34% increase; the fixed rate portfolio recorded the highest variation mainly motivated by a decrease in interest rates. On the other hand the variable income portfolio also grew, reflecting the good behaviour of investments. The Corporation continues with the policy of rotating the variable income portfolio looking for the generation of higher profitability.

During 2009 Corporación Financiera Colombiana received the AAA rating for its long term debt, a rating granted in November by BRC Investor Services. Triple A rating is the maximum rating for long term debt and that means a very high rating in the credit quality of the entity and that risk factors nearly do not exist. Additionally for the short term debt, the Corporation received the BRC1+ rating.

FILE No. 823437

	Jun-07	Dic-07	Jun-08	Dic-08	Jun-09	Dic-09	Jun-10
Balance							
Total Assets	3,112,424	3,400,097	3,469,099	3,430,914	3,974,753	5,915,429	6,596,879
Total Net Portfolio	89	-	-	-	-	-	-
Total Investments	2,416,534	2,679,552	2,678,410	2,706,713	3,099,142	4,172,200	4,473,440
Total Portfolio Provisions	2	-	-	-	-	-	-
Total Deposits	867,503	965,148	1,045,852	1,055,009	1,166,316	1,258,570	1,517,134
Total Equity	1,511,049	1,793,219	1,894,640	1,953,101	2,148,427	2,507,040	2,606,522
Averages, year elapsed							
Assets	2,988,379	3,007,241	3,426,461	3,444,663	3,803,343	4,280,684	5,911,016
Gross Portfolio	39,669	21,381	-	-	-	-	-
Equity	1,509,551	1,542,187	1,820,546	1,855,265	2,053,588	2,213,517	2,440,456
Status of Results							
Income Interest	45,032	51,486	8,604	20,453	3,027	8,515	12,563
Expenses Interest	51,729	113,198	75,797	169,010	65,549	802,832	150,789
Interest Net Margin	**(6,697)**	**(61,711)**	**(67,192)**	**(148,557)**	**(62,522)**	**(794,316)**	**(138,226)**
Net Income different to Interest	**124,449**	**272,416**	**171,884**	**404,510**	**244,155**	**1,530,842**	**442,604**
Investments Valuation	(14,127)	(2,946)	13,757	34,260	42,261	233,448	178,658
Profit or Loss sale, Dividends, Realised Profit	99,103	195,033	140,619	321,142	180,518	1,256,459	263,086
Financial Services	5,258	13,800	2,428	4,153	3,956	8,393	3,741
Profit or Loss sale, Portfolio	-	-	-	-	-	-	-
Net Foreign Currencies	(25,247)	(11,000)	(15,014)	12,157	(33,410)	(79,752)	(31,047)
Derivatives Net	59,462	77,529	30,094	32,798	50,830	112,293	28,166
Other	-	-	-	-	-	-	-
Gross Financial Margin	**117,752**	**210,705**	**104,691**	**255,953**	**181,633**	**736,526**	**304,378**
Administrative expenses	(35,639)	(69,886)	(38,385)	(66,395)	(38,836)	(68,781)	(36,515)
Operating margin before provisions and dep.and amort.	**82,113**	**140,819**	**66,307**	**189,558**	**142,798**	**667,745**	**267,863**
Net provisions	7,091	35,033	10,954	17,010	297	1,575	4,870
Operating Margin before dep. and amort.	**89,204**	**175,852**	**77,261**	**206,567**	**143,095**	**669,319**	**272,732**
Depreciations and amortisations	(3,209)	(5,389)	(2,601)	(5,333)	(2,562)	(5,612)	(2,194)
Other Income and Non Operating expenses	24,308	45,679	27,102	31,126	2,283	2,430	1,268
Income Tax	(5,040)	(10,480)	(4,450)	(7,583)	(4,550)	(7,775)	(6,865)
Net Profit or Loss	**105,263**	**205,662**	**97,312**	**224,778**	**138,266**	**658,362**	**264,941**
Asset Quality Indicators							
Gross Portfolio	91	-	-	-	-	-	-
Unproductive portfolio (CDE)	-	-	-	-	-	-	-
Due Portfolio	-	-	-	-	-	-	-
Total Goods received in payment, Gross	36,479	30,892	26,077	25,719	26,310	25,738	17,653
Total Provisions of Goods received in payment	(29,027)	(24,688)	(20,846)	(20,265)	(20,303)	(19,743)	(13,365)
Total productive Assets by qualification	2,799,900	3,030,665	2,974,506	2,810,267	3,230,976	4,468,794	5,312,112
Total Liabilities with cost	1,512,823	1,509,765	1,481,275	1,405,653	1,738,855	3,285,730	3,804,317
Total Non productive Assets by qualification	89,968	63,404	89,282	55,366	182,578	157,346	174,312
Gross portfolio / Assets	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
In force portfolio / Gross Portfolio	100.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Due portfolio / Gross portfolio	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Qualified portfolio CDE / Gross portfolio	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Provisions / Gross portfolio	2.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Provisions / Due portfolio	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
CDE Provisions / CDE Qualified portfolio	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Productive assets by qualific./ Liabilities with cost	185.08%	200.74%	200.81%	199.93%	185.81%	136.01%	139.63%
Unproductive Assets by qualif / Assets	4.06%	2.77%	3.33%	2.36%	5.26%	3.10%	2.91%
Unproductive assets by qualif. / Equity	5.95%	3.88%	4.99%	3.11%	8.78%	6.52%	6.85%
BRP Net of provision / Total Assets	0.24%	0.18%	0.15%	0.16%	0.15%	0.10%	0.07%
Solvency Indicators							
Equity / Assets	48.55%	52.74%	54.61%	56.93%	54.05%	42.38%	39.51%
Solvency with VaR	48.64%	51.11%	48.77%	51.89%	46.16%	37.68%	24.34%
Liquidity Indicators							
Net portfolio/Assets	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Net portfolio / Deposits	0.01%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Profitability and Efficiency							
Equity Loss (Equity / Capital stock + Guaranty Capital)	914	1,084	1,126	1,148	1,254	1,463	1,472
Annualised ROA (Profit / Average Assets year elapsed)	7.17%	6.84%	5.76%	6.53%	7.40%	15.38%	9.17%
Annualised ROE (Profit / Average Equity year elapsed)	14.43%	13.34%	10.98%	12.12%	13.92%	29.74%	22.89%
Average Assets / Financial Income	6.05	3.83	3.74	1.72	3.26	1.36	5.70
Assets / Equity	2.06	1.90	1.83	1.76	1.85	2.36	2.53
Gross Financial Margin /Average Assets year elapsed	3.94%	7.01%	3.06%	7.43%	4.78%	17.21%	5.15%
Administrative Expenses / Gross Financial Market	30.27%	33.17%	36.66%	25.94%	21.38%	9.34%	12.00%
Administrative Expenses / Average Assets	2.40%	2.32%	2.25%	1.93%	2.05%	1.61%	1.24%
Average yield of placements	289.13%	289.13%	0.00%	0.00%	0.00%	0.00%	0.00%
Interest expense /Productive Assets annualised by qualification	3.73%	3.74%	5.16%	6.01%	4.10%	17.97%	5.76%
Annual Growth Measures							
Total Assets	-4.00%	4.88%	11.46%	0.91%	14.58%	72.42%	65.97%
Total Net Portfolio	-99.77%	-100.00%	-100.00%	N.A.	N.A.	N.A.	N.A.
Total Investments	1.04%	12.04%	10.84%	1.01%	15.71%	54.14%	44.34%
Total Portfolio Provisions	-99.98%	-100.00%	-100.00%	N.A.	N.A.	N.A.	N.A.
Total Deposits	-13.42%	-3.68%	20.56%	9.31%	11.52%	19.29%	30.08%
Total Equity	-2.65%	15.52%	25.39%	8.92%	13.39%	28.36%	21.32%
L.P. Qualification/Rating	AA+	AA+	AAA	AAA	AAA	AAA	AAA
C.P. Qualification /Rating	DP1+	DP1+	DP1+	DP1+ / BRC1+	DP1+ / BRC1+	F1+ / BRC1+	BRC1+